Form 10-K405, Exhibit 13
period 1995-12-31
FRONTIER FINANCIAL CORP /WA/
filed 1996-03-25
CIK 716457

                                  EXHIBIT 13


        Frontier Financial Corporation and Subsidiaries Annual Report to Shareholdes for year ended 1995.

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

The management of Frontier Financial Corporation and its subsidiaries has prepared and is responsible for the integrity and fairness of the financial statements and other financial information included in this annual report. The financial statements are prepared in accordance with generally accepted accounting principles and prevailing practices of the banking industry and, when appropriate, include amounts based on management's best estimates and judgment.

Management has established and is responsible for maintaining an internal control environment designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records are reliably maintained. The internal control environment includes: an effective financial accounting structure; a comprehensive internal audit function; an independent Audit Committee of the Board of Directors; and extensive financial and operating policies and procedures. The Corporation's management also fosters an ethical climate supported by a code of conduct along with appropriate selection and training of personnel.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management, the independent accountants and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the financial statements and internal accounting controls. The independent accountants have full and free access to the Audit Committee and meets with it to discuss auditing and financial reporting matters.

The Corporation's financial statements are audited by Moss Adams LLP, the Corporation's independent auditors. Their audits were conducted in accordance with generally accepted auditing standards and include a consideration of the internal control structure, tests of accounting records and other audit procedures necessary to allow the auditors to express their opinion on the fairness of the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 1995, the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 1995.






ROBERT J. DICKSON                                             JAMES F. FELICETTY
President and Chief Executive Officer                        Secretary/Treasurer


--------------------------------------------------------------------------------
                                   PAGE ONE
--------------------------------------------------------------------------------

[MOSS-ADAMS LLP LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1994 the Corporation changed its method of accounting for investment securities.

                                     /s/ Moss Adams LLP

Everett, Washington
January 22, 1996

--------------------------------------------------------------------------------
                                   PAGE TWO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

In Thousands                                                          December 31,
------------                                                          ------------

                                                                   1995        1994
                                                                   ----        ----

ASSETS
Cash and due from banks                                          $ 19,708    $ 22,081
Federal funds sold                                                 55,930       1,120
Investment securities
    Available for sale, at fair value                             102,300      42,278
    Held to maturity (Fair value 1995: $43,889; 1994: $89,200)     42,676      94,048
                                                                 --------    --------
Total investment securities                                       144,976     136,326
Loans                                                             504,988     470,512
    Less allowance for loan losses                                (11,897)    (10,410)
                                                                 --------    --------
Net loans                                                         493,091     460,102
Premises and equipment, net                                        11,758      11,845
Other real estate owned                                               590       1,118
Other assets                                                        9,130       9,976
                                                                 --------    --------
TOTAL ASSETS                                                     $735,183    $642,568
                                                                 ========    ========

LIABILITIES

Deposits
    Noninterest bearing accounts                                 $ 83,281    $ 71,754
    Interest bearing accounts                                     557,937     467,849
                                                                 --------    --------
Total deposits                                                    641,218     539,603
Federal funds purchased and securities sold
    under agreements to repurchase                                  7,596       9,615
Other liabilities                                                   5,880       4,826
Federal Home Loan Bank advances                                    15,000      37,500
Long-term debt                                                        136         565
                                                                 --------    --------
TOTAL LIABILITIES                                                 669,830     592,109
                                                                 --------    --------

COMMITMENTS (Note 14)

SHAREHOLDERS' EQUITY
Common stock, no par value;
    10,000,000 shares authorized;
    6,322,255 and 4,196,435 shares issued
    and outstanding in 1995 and 1994                               44,084      43,917
Retained earnings                                                  20,336       7,721
Unrealized gains(losses) on available for
    sale securities, net of tax effect                                933      (1,179)
                                                                 --------    --------
TOTAL SHAREHOLDERS' EQUITY                                         65,353      50,459
                                                                 --------    --------

TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                                         $735,183    $642,568
                                                                 ========    ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                              P A G E   T H R E E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

In Thousands, except for per share amounts     Year Ended December 31,
------------------------------------------     -----------------------
                                             1995        1994       1993
                                             ----        ----       ----
INTEREST INCOME
    Interest and fees on loans            $ 52,146    $ 43,595    $ 35,223
    Interest on federal funds sold           2,194          52         991
    Interest on investment securities
       taxable                               6,781       7,237       6,247
       exempt from federal income tax        1,965       2,061       1,863
                                          --------    --------    --------
Total interest income                       63,086      52,945      44,324
                                          --------    --------    --------
INTEREST EXPENSE
    Interest on deposits                    27,855      18,764      17,594
    Interest on FHLB advances                1,297       1,255          --
    Interest on federal funds purchased
        and securities sold under
        agreements to repurchase               175         538          35
    Interest on long-term debt                  20          82         153
                                          --------    --------    --------
Total interest expense                      29,347      20,639      17,782
                                          --------    --------    --------
Net Interest Income                         33,739      32,306      26,542

PROVISION FOR LOAN LOSSES                   (1,525)     (3,900)     (3,012)
                                          --------    --------    --------
Net interest income after
    provision for loan losses               32,214      28,406      23,530
                                          --------    --------    --------
OTHER INCOME
    Service charges                          1,578       1,574       1,530
    Gain on sale of mortgage loans             174         316       1,286
    Securities losses                           (4)       (355)         --
    Other                                    1,669       1,375       1,567
                                          --------    --------    --------
Total other income                           3,417       2,910       4,383
                                          --------    --------    --------
OTHER EXPENSE
    Salaries                                 7,109       6,792       6,242
    Employee benefits                        2,868       2,533       2,318
    Occupancy                                2,494       2,316       2,367
    FDIC insurance premium                     633       1,110       1,008
    State business taxes                       859         719         589
    Losses recognized on other
        real estate owned                       --           5         563
    Other                                    3,201       3,176       3,689
                                          --------    --------    --------
Total other expense                         17,164      16,651      16,776
                                          --------    --------    --------

INCOME BEFORE INCOME TAX                    18,467      14,665      11,137

PROVISION FOR INCOME TAX                    (5,852)     (4,305)     (3,391)
                                          --------    --------    --------

NET INCOME                                $ 12,615    $ 10,360    $  7,746
                                          ========    ========    ========

PER SHARE OF COMMON STOCK                    $2.00       $1.65       $1.24
                                          ========    ========    ========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                               P A G E   F O U R
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

In Thousands                                                         Year Ended December 31,
------------                                                         -----------------------

                                                                  1995         1994         1993
                                                                  ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                     $  12,615    $  10,360    $   7,746
Adjustments to reconcile net income to net
    cash provided by operating activities
        Depreciation and amortization                                959        1,044          955
        Provision for loan losses                                  1,525        3,900        3,012
        Provision for losses on other real estate owned               --            5          563
        Deferred taxes                                              (398)        (769)      (1,020)
        Increase (decrease) in income taxes payable                  177       (1,158)         767
        Decrease in interest receivable                             (409)        (309)        (831)
        Increase (decrease) in interest payable                    1,611          707         (564)
        Proceeds from sales of mortgage loans                     17,241       17,045       50,785
        Origination of mortgage loans held for sale              (17,512)     (16,050)     (50,305)
        Gain (loss) on sale of available for sale securities          (4)         355           --
        Other operating activities                                  (152)         112          230
                                                               ---------    ---------    ---------
Net cash provided by operating activities                         15,653       15,242       11,338
                                                               ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash flows from federal funds sold                           (54,810)      (1,120)      41,210
Proceeds from sales of available for sale securities                  87       10,782           --
Proceeds from maturities of available for sale
    and held to maturity securities                               19,150       12,153       24,695
Purchase of investment securities held to maturity               (24,165)      (9,230)     (87,010)
Net cash flows from loan activities                              (35,587)    (101,951)     (50,365)
Purchases of premises and equipment                                 (450)      (1,669)      (3,088)
Proceeds from the sale of other real estate owned                  1,423          566          385
Cash invested in other real estate owned                            (101)        (178)        (462)
                                                               ---------    ---------    ---------
Net cash used by investing activities                            (94,453)     (90,647)     (74,635)
                                                               ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in demand deposit accounts                            (43,205)     (39,912)      81,656
Net change in certificates of deposit                            144,820       72,976      (23,936)
Net change in federal funds purchased                             (2,019)       3,575        5,240
Advances from the Federal Home Loan Bank                              --       45,000           --
Repayments to the Federal Home Loan Bank                         (22,500)      (7,500)          --
Principal payments on long-term debt                                (812)        (172)        (677)
Other financing activities                                           143           79          169
                                                               ---------    ---------    ---------
Net cash provided by financing activities                         76,427       74,046       62,452
                                                               ---------    ---------    ---------

DECREASE IN CASH AND DUE FROM BANKS                               (2,373)      (1,359)        (845)

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                      22,081       23,440       24,285
                                                               ---------    ---------    ---------
CASH AND DUE FROM BANKS AT END OF YEAR                         $  19,708    $  22,081    $  23,440
                                                               =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest                         $  27,736    $  19,932    $  18,346
Cash paid during the year for income taxes                     $   6,073    $   5,554    $   3,639

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES

Other real estate acquired in settlement of loans in 1995, 1994 and 1993 was $883 thousand, $187 thousand, and $195 thousand, respectively. Sales of other real estate financed by the Bank in 1995 and 1993 were $90 thousand, and $127 thousand, respectively.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                               P A G E   F I V E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

In Thousands, except number of shares
-------------------------------------
                                                                                            Net Unrealized
                                                   Common Stock               Retained      Gains (Losses)
                                             Shares           Amount          Earnings      On Securities          Total
                                           ---------        ---------        ---------      ------------         ---------

Balance, December 31, 1992                 1,144,898        $  27,974        $   5,283                --         $  33,257

Net income for 1993                               --               --            7,746                --             7,746
Stock options exercised                       10,377              138               --                --               138
Stock dividend                               114,557            6,540           (6,540)               --                --
Fractional shares purchased, (net)               441               26               --                --                26
Three-for-one split                        2,529,204               --               --                --                --
                                           ---------        ---------        ---------         ---------         ---------

Balance, December 31, 1993                 3,799,477           34,678            6,489                --            41,167

Adoption of SFAS No. 115                          --               --               --         $   1,143            1,143
Net income for 1994                       $       --               --           10,360                --            10,360
Stock options exercised                       16,100               96               --                --                96
Stock dividend                               380,295            9,128           (9,128)               --                --
Fractional shares purchased, (net)               563               15               --                --                15
Unrealized losses on available
    for sale securities, net of tax
    effect                                        --               --               --            (2,322)           (2,322)
                                           ---------        ---------        ---------         ---------         ---------

Balance, December 31, 1994                 4,196,435           43,917            7,721            (1,179)           50,459

Net income for 1995                               --               --           12,615                --            12,615
Stock options exercised                       24,821              159               --                --               159
Three-for-two split                        2,100,651               --               --                --                --
Fractional shares purchased, (net)               348                8               --                --                 8
Unrealized gains on transfer from
    held to maturity to available
    for sale, net of tax effect                   --               --               --               237               237
Unrealized gains on available
    for sale securities, net of tax
    effect                                        --               --               --             1,875             1,875
                                           ---------        ---------        ---------         ---------         ---------

Balance, December 31, 1995                 6,322,255        $  44,084        $  20,336         $     933         $  65,353
                                           =========        =========        =========         =========         =========


The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                P A G E   S I X
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF
--------------------------------------------------------------------------------
    SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Frontier Financial Corporation (the Corporation or FFC), a bank holding company, and its wholly-owned subsidiaries, Frontier Bank (the Bank), and FFP, Incorporated (FFP). FFP owns certain real property which is leased to the Bank for use in its operations. Significant intercompany account balances and transactions have been eliminated. Assets held by the Bank in an agency or fiduciary capacity are not included in the accompanying financial statements.

NATURE OF OPERATIONS - The Corporation is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers through the Bank. The Bank also provides other services such as trust services and insurance and financial service brokerage activities. The Corporation is subject to competition from other financial institutions. The Corporation is also subject to regulation by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT SECURITIES - Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt Equity Securities". Investments in equity and debt securities are classified into one of three categories: 1) held to maturity, 2) available for sale, or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included as a separate component of shareholders' equity net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

The Corporation did not have any investment securities categorized as trading securities at December 31, 1995 and 1994.

LOANS AND RELATED INCOME - On January 1, 1995 the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan". Under this Statement, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Concurrently, the Corporation adopted SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". This Statement amends SFAS No. 114 to require information about certain impaired loans and their related income recognition. The adoption of these statements did not have a material effect on the Corporation's financial condition and results of operations. Loans are stated at the principal balance outstanding, adjusted for unearned discounts, and the net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

--------------------------------------------------------------------------------
                              P A G E    S E V E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE ONE - Continued
--------------------------------------------------------------------------------

Net deferred fees and costs are generally amortized into interest income as an adjustment to the loan yield. Expenses deferred (principally origination expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These fees include agency, standby letter of credit, loan commitment, and loan servicing fees.

A loan is considered impaired when management determines it is probable that all contractual amounts of principal and interest will not be paid as scheduled in the loan agreement. These loans include nonaccruing loans past due 90 days or more, loans restructured in the current year, and other loans that management considers to be impaired.

Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Income on nonaccrual loans is then recognized only to the extent cash is received and where the future collection of principal is probable. Accruals are resumed only when the loan is brought current, or when, in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan or the fair market value of the loan's collateral.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is maintained at a level management believes is adequate to provide for potential loan, loan commitment and standby letter of credit losses. The allowance is based on a continuing review of loans, loan commitments and standby letters of credit which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower's ability to repay, and evaluations of the prevailing and anticipated economic conditions.

Material estimates that are particularly susceptible to significant change, relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Management believes the allowance for loan losses and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Corporation's allowance for loan losses and valuation of foreclosed assets held for sale. Such agencies may require the Corporation to recognize additional losses based on their judgment using information available to them at the time of their examination.

--------------------------------------------------------------------------------
                              P A G E   E I G H T
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE ONE - Continued
--------------------------------------------------------------------------------

LOANS HELD FOR SALE - Mortgage loans originated and designated as held for sale are carried at the lower of cost or estimated fair value, as determined by quoted market prices, in aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method.

PREMISES AND EQUIPMENT - Premises and equipment are shown at cost and depreciated using the straight-line and accelerated methods. Depreciation expense is computed over the following estimated useful lives:

                     Premises: 7 to 39 1/2 years
                     Furniture, fixtures and equipment: 3 to 7 years

OTHER REAL ESTATE OWNED - Other real estate owned consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses. Subsequent to the transfer to foreclosed assets held for sale, these assets continue to be recorded at the lower of cost or fair value (less estimated costs to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property prior to sale are capitalized, however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in noninterest income or expense.

INCOME TAX - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. The Corporation accounts for income taxes on the liability method. The liability method recognizes the amount of tax payable at the date of the financial statements, as a result of all events that have been recognized in the financial statements as measured by the provisions of currently enacted tax law and rates.

RETIREMENT PLANS - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $1.2 million in 1995, $1.1 million in 1994, and $838 thousand in 1993. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 5% of employees eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

INCOME PER SHARE - Income per share has been calculated on the basis of the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits. The dilutive effect of common stock options is not material.

CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, and amounts due from banks. Cash and cash equivalents have an original maturity of three months or less.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

RECLASSIFICATIONS - Certain amounts in prior years' financial statements have been reclassified to conform to the 1995 presentation.

--------------------------------------------------------------------------------
                               P A G E   N I N E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE TWO - INVESTMENT SECURITIES
--------------------------------------------------------------------------------

Investments in federal funds sold are made with major banks which are approved by the Board of Directors. The Bank has an investment policy that permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:



In Thousands
------------
                                                      Gross           Gross
                                    Amortized      Unrealized       Unrealized          Fair
                                       Cost            Gains           Losses            Value
                                    ---------       ---------        ---------        ---------
1995
Available for sale (AFS)
    U.S. Treasury                   $   2,759       $      96             --          $   2,855
    U.S. Agencies                      46,381             552        $    (246)       $  46,687
    Corporate bonds                    44,197           1,144             (125)          45,216
    FHLB Stock                          7,542            --               --              7,542
                                    ---------       ---------        ---------        ---------
                                      100,879           1,792             (371)         102,300
                                    ---------       ---------        ---------        ---------
Held to maturity (HTM)
    U.S. Agencies                       2,210              19        $     (12)           2,217
    State and municipal bonds          30,046           1,289              (55)          31,280
    Corporate bonds                     7,370               9              (37)           7,342
    Certificates of deposit             3,050            --               --              3,050
                                    ---------       ---------        ---------        ---------
                                       42,676           1,317             (104)          43,889
                                    ---------       ---------        ---------        ---------
Total Securities                    $ 143,555       $   3,109        $    (475)       $ 146,189
                                    =========       =========        =========        =========

1994
Available for sale (AFS)
    U.S. Treasury                   $   2,506       $       3        $      (6)       $   2,503
    U.S. Agencies                      20,252              28           (1,089)          19,191
    Corporate bonds                    14,223              35             (757)          13,501
    FHLB stock                          7,083            --               --              7,083
                                    ---------       ---------        ---------        ---------
                                       44,064              66           (1,852)          42,278
                                    ---------       ---------        ---------        ---------
Held to maturity (HTM)
    U.S. Treasury                         252            --                (18)             234
    U.S. Agencies                      19,336              17           (1,307)          18,046
    State and municipal bonds          32,814             541           (1,507)          31,848
    Corporate bonds                    41,646              40           (2,614)          39,072
                                    ---------       ---------        ---------        ---------
                                       94,048             598           (5,446)          89,200
                                    ---------       ---------        ---------        ---------
Total Securities                    $ 138,112       $     664        $  (7,298)       $ 131,478
                                    =========       =========        =========        =========








--------------------------------------------------------------------------------
                                 P A G E  T E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE TWO - INVESTMENT SECURITIES (Continued)
--------------------------------------------------------------------------------

Contractual maturities of investment securities as of December 31, 1995 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

In Thousands                             Available for Sale                   Held to Maturity
------------                         Amortized          Fair              Amortized          Fair
             Maturity                  Cost             Value               Cost             Value
                                     --------         --------             -------          -------
                  0-1 Yr              $15,530          $15,599             $12,745          $12,726
                  1-5 Yrs              35,587           35,980               1,126            1,175
                 5-10 Yrs              49,181           50,087              15,951           16,748
              Over 10 Yrs                 581              634              12,854           13,240
                                     --------         --------             -------          -------
                                     $100,879         $102,300             $42,676          $43,889
                                     ========         ========             =======          =======


In December, the Bank transferred securities with an amortized cost of $43.8 million from the held to maturity portfolio to the available for sale portfolio under one time reassessment guidelines issued by the Financial Accounting Standards Board in November 1995.

Proceeds from sales of available for sale securities in 1995 and 1994 were $87 thousand and $10.8 million, respectively. Gross gains were $35 thousand in 1994. Gross losses were $4 thousand and $390 thousand in 1995 and 1994, respectively.

Investments in states and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 16% and 24% of the investments in corporate bonds at December 31, 1995 and 1994, respectively, consisted of investments in companies doing business in the financial services industry. These bonds were all rated in the top four investment grades as required by the Bank's investment policy.

Investment securities, with a book value of $18.7 million and $12 million with fair values of $18.8 million and $11.8 million in 1995 and 1994, respectively, were pledged to secure U.S. Government and public deposits as required by law.

NOTE THREE - LOANS

The Bank originates commercial, real estate mortgage, construction and land development, and installment loans primarily in Snohomish and north King Counties. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed and variable interest rates.




--------------------------------------------------------------------------------
                              P A G E  E L E V E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE THREE - LOANS (Continued)
--------------------------------------------------------------------------------

Major classifications of loans at December 31 are as follows:

In Thousands                                        1995             1994
------------                                      --------         --------
    Commercial                                    $127,239         $121,600
    Real estate commercial                         172,327          152,528
    Real estate construction                        96,639          101,408
    Real estate mortgage                            92,711           79,613
    Installment                                     19,758           18,935
                                                  --------         --------
                                                   508,674          474,084
    Less deferred loan fees                         (3,686)          (3,572)
                                                  --------         --------
                                                  $504,988         $470,512
                                                  ========         ========


Contractual maturities of loans as of December 31, 1995 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.


In Thousands                              Within             1-5            After
------------                              1 Year            Years          5 Years             Total
                                         --------         --------         -------            --------

    Commercial                            $67,068          $54,035          $6,136            $127,239
    Real estate commercial                 20,130          142,618           9,579            $172,327
    Real estate construction               62,442           34,121              76             $96,639
    Real estate mortgage                   18,750           72,975             986             $92,711
    Installment                             4,727            9,156           5,875             $19,758
                                         --------         --------         -------            --------
                                         $173,117         $312,905         $22,652            $508,674
                                         ========         ========         =======            ========


                                                            1-5             After
                                                           Years           5 Years
                                                          --------         -------
    Loans Maturing After
    One Year With:

    Fixed Rates                                           $247,932          $5,750
    Variable Rates                                          64,973          16,902
                                                          --------         -------
                                                          $312,905         $22,652
                                                          ========         =======

--------------------------------------------------------------------------------
                              P A G E  T W E L V E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE THREE - LOANS (Continued)
--------------------------------------------------------------------------------

LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:

In Thousands                                                       1995              1994              1993
------------                                                      -------           -------            ------
    Balance at the beginning of year                              $10,410           $ 7,368            $5,906
    Provision charged to operating expense                          1,525             3,900             3,012
    Deduct:
        Loans charged-off                                          (2,212)           (2,090)           (2,269)
        Less recoveries                                             2,174             1,232               719
                                                                  -------           -------            ------
        Net charged-off loans                                         (38)             (858)           (1,550)
                                                                  -------           -------            ------
    Balance at the end of year                                    $11,897           $10,410            $7,368
                                                                  =======           =======            ======


At December 31, 1995, the Bank had loans amounting to $4.4 million that were specifically classified as impaired with an average balance of $3.5 million. The allowance for loan losses related to these loans was approximately $1.5 million. Interest collected on these loans in cash and included in income amounted to $378 thousand in 1995. If interest on these loans had been accrued, such income would have approximated $501 thousand in 1995. At December 31, there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

Loans past due 90 days or more on which the accrual of interest has been discontinued as of December 31, 1994 totaled $2.7 million. Interest collected on these loans and included in income amounted to $207 thousand in 1994. If interest on these loans had been accrued, such income would have been approximately $261 thousand in 1994.

The effects of troubled debt restructurings are not considered material to the Corporation's financial position and results of operations.

OTHER REAL ESTATE OWNED

From time-to-time management has written-off various parcels of other real estate owned due to unresolved issues relating to permitting, zoning and wetlands. Management is attempting to work through the above mentioned issues to be able to effectively market these properties. Contingent gains could be realized should the above issues be favorably resolved.

NOTE FOUR - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are comprised of the following:

In Thousands                                                    1995              1994
------------                                                   -------           -------
    Premises                                                   $ 9,001           $ 8,903
    Furniture, fixtures and equipment                            5,193             4,699
    Land                                                         3,811             3,739
    Construction in progress                                        13                74
                                                               -------           -------
                                                                18,018            17,415
    Less accumulated depreciation                               (6,260)           (5,570)
                                                               -------           -------
                                                               $11,758           $11,845
                                                               =======           =======


Depreciation expense on premises and equipment totaled $881 thousand in 1995, $952 thousand in 1994, and $863 thousand in 1993.

--------------------------------------------------------------------------------
                            P A G E  T H I R T E E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE FIVE - INTEREST BEARING DEPOSITS
--------------------------------------------------------------------------------

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands                                               1995                        1994
------------                                              --------                    --------
    Money market and NOW accounts                         $ 69,945                    $ 70,670
    Savings                                                141,396                     195,404
    Time deposits, $100,000 and over                        91,701                      72,643
    Other time deposits                                    254,895                     129,132
                                                          --------                    --------
                                                          $557,937                    $467,849
                                                          ========                    ========


The total remaining maturity schedule for time deposits is as follows:

In Thousands
------------

    Year ending December 31, 1996                         $246,659
                             1997                           35,128
                             1998                           32,839
                             1999                           12,806
                             2000                           17,353
                       Thereafter                            1,811
                                                          --------
                                                          $346,596
                                                          ========


NOTE SIX - CREDIT ARRANGEMENTS

The Bank is a member of the Federal Home Loan Bank of Seattle. As a member, the Bank has a committed line of credit up to 14% of total assets. Borrowings generally provide for interest at the then current published rates. There was $15.0 million and $37.5 million outstanding at December 31, 1995 and 1994, respectively.

At December 31, 1995, committed lines of credit agreements totaling approximately $26 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates. There were no borrowings outstanding or compensating balance requirements under these credit arrangements at December 31, 1995 and 1994.

In addition, at December 31, 1995 the Bank has a committed line of credit up to $3.8 million from the Federal Reserve Bank (FRB). Borrowings generally provide for interest at rates as published by the FRB and are secured by U.S. Treasury and Agency securities. There were no borrowings outstanding at December 31, 1995 and 1994.

NOTE SEVEN - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

At December 31, 1995, FHLB advances were scheduled to mature as follows:



                                                                                        Interest
In Thousands                                               Amount                         Rates
------------                                               -------                       -------

    One to two years                                       $ 5,000                         4.7%
    Three to four years                                      5,000                         5.4%
    Five to ten years                                        5,000                         5.8%
                                                           -------
                                                           $15,000
                                                           =======


--------------------------------------------------------------------------------
                            P A G E  F O U R T E E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE SEVEN - FEDERAL HOME LOAN BANK (FHLB) ADVANCES (Continued)
--------------------------------------------------------------------------------

Advances from FHLB are collateralized by qualifying first mortgage loans and government agencies as described in the Advances, Security and Deposit Agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:


In Thousands                                                         1995              1994
------------                                                         ----              ----

    Maximum outstanding at any month-end                          $   37,500        $   37,500
    Average outstanding                                               22,541            23,260
    Weighted average interest rates:
        Annual                                                          5.75%             5.40%
        End of Year                                                     5.30%             5.58%


NOTE EIGHT - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase. The securities underlying the agreements were held by a safekeeping agent under control by the Bank.

At December 31, 1995, securities under agreements to repurchase were $4.7 million. The average daily balance of outstanding agreements during the period was $1.4 million with maximum outstanding agreements at any month-end of $5.7 million.

NOTE NINE - LONG-TERM DEBT

At December 31, long-term debt was as follows:


In Thousands                                                         1995              1994
------------                                                         ----              ----

    Mortgage note, with interest payable monthly
    at 9.5% per annum.  Collateralized by a deed
    of trust.                                                          --              $325

    Mortgage note, due in monthly installments of
    $3 thousand, including interest at 10% per
    annum.  The principal remaining any time after
    December 1996 is due upon demand.  Collater-
    alized by a deed of trust.                                       $136               170

    Note payable to a bank, due in semiannual pay-
    ments of $35 thousand, plus interest quarterly at
    the bank's prime rate plus 3/4%.  Collateralized
    by Frontier Bank stock.                                            --                70
                                                                     ----              ----

                                                                     $136              $565
                                                                     ====              ====


The approximate principal reduction of long-term debt through 1996 is $136 thousand.

--------------------------------------------------------------------------------
                             P A G E  F I F T E E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE TEN - INCOME TAX
--------------------------------------------------------------------------------

The components of the provision for income tax are as follows:

In Thousands                                     1995           1994           1993
------------                                    -------        -------        -------
Current                                         $ 6,250        $ 5,074        $ 4,411
Deferred                                           (398)          (769)        (1,020)
                                                -------        -------        -------
                                                $ 5,852        $ 4,305        $ 3,391
                                                =======        =======        =======

Deferred taxes result from temporary differences in recognition of income and expense which are reported in different periods for financial reporting purposes and for income tax purposes. The sources of the differences and the resulting deferred income tax provision are as follows:

In Thousands                                      1995           1994          1993
------------                                    -------        -------        -------
Loan fees                                       $   (49)       $   510        $   (30)
Provision for loan losses                          (596)        (1,095)          (779)
Other items - net                                   247           (184)          (211)
                                                -------        -------        -------
                                                $  (398)       $  (769)       $(1,020)
                                                =======        =======        =======


The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 34% at December 31:


In Thousands
------------

                                                 1995            1994
                                                -------        -------
DEFERRED TAX ASSETS
    Allowance for possible loan
        losses, in excess of tax
        reserves                                $ 3,952        $ 3,355
    Other deferred tax assets                       769            794
                                                -------        -------
    Total deferred tax assets                     4,721          4,149
                                                -------        -------

DEFERRED TAX LIABILITIES

    Other deferred tax liabilities               (1,152)          (978)
                                                -------        -------
    Total deferred tax liabilities               (1,152)          (978)
                                                -------        -------
Net deferred tax assets                         $ 3,569        $ 3,171
                                                =======        =======

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.


--------------------------------------------------------------------------------
                             P A G E  S I X T E E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE TEN - INCOME TAX (Continued)
--------------------------------------------------------------------------------

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:


In Thousands                           1995                            1994                          1993
------------                           ----                            ----                          ----
                              Amount             Rate        Amount            Rate        Amount              Rate
                              ------             ----        ------            ----        ------              ----
Income tax provision
     at statutory rate       $ 6,502               35%      $ 4,986              34%       $ 3,787               34%

Effect of nontaxable
     interest income            (574)              -3%         (624)             -4%          (499)              -5%

Other                            (76)             --            (57)             --            103                1%
                             -------             ----       -------            ----        -------             ----
                             $ 5,852               32%      $ 4,305              30%       $ 3,391               30%
                             =======             ====       =======            ====        =======             ====


NOTE ELEVEN - SHAREHOLDERS' EQUITY AND REGULATORY MATTERS

On January 17, 1996, the Board of Directors declared a 7% stock dividend, payable March 18, 1996, to shareholders of record as of January 17, 1996.

The Federal Reserve Board establishes minimum capital levels for banks and bank holding companies. These guidelines require banks and holding companies to maintain a minimum leverage ratio of core capital (which excludes the allowance for loan losses) to total adjusted average assets. For the most highly-rated holding companies, this ratio must be at least 3%, and for others it must be 4% to 5%. Failure to meet minimum capital requirements can initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. At year-end 1995, the Corporation's leverage ratio was 8.81%, compared to 8.04% at year-end 1994. In addition, holding companies are required to meet minimum risk-based capital guidelines, under which risk percentages are assigned to various categories of assets and off-balance-sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of shareholders' equity, less goodwill, while Tier II capital includes the allowance for possible loan losses, subject to a limitation of 1.25% of risk-adjusted assets. The chart below indicates the Corporation's capital components at December 31:


In Thousands                                      1995             1994
------------                                      ----             ----

Shareholders' equity                           $  65,353         $  50,459
Less goodwill                                       (364)             (401)
Adjusted for unrealized (gain)loss on
    available for sale securities                   (933)            1,179
                                               ---------         ---------
        Tier I capital                            64,056            51,237
                                               ---------         ---------

Eligible portion of the allowance
    for possible loan losses                       7,292             6,614
                                               ---------         ---------
        Tier II capital                        $  71,348         $  57,851
                                               =========         =========

        Total adjusted risk-based assets       $ 578,719         $ 525,348
                                               =========         =========

Tier I capital ratio                               11.07%             9.75%
                                               =========         =========

Tier I and Tier II capital ratio                   12.33%            11.01%
                                               =========         =========

--------------------------------------------------------------------------------
                           P A G E  S E V E N T E E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE ELEVEN - SHAREHOLDERS' EQUITY AND REGULATORY MATTERS (Continued)
--------------------------------------------------------------------------------

Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan to the holding company and other affiliates to 10% of its capital stock and surplus (approximately $3.4 million at December 31, 1995 and 1994, respectively).

Under State of Washington regulations, dividends declared by the Bank to be paid to the holding company in any one calendar year may not, without regulatory approval, exceed its net income for that year combined with its retained net income for the preceding two years (approximately $31.8 million at December 31, 1995).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $4.7 million in 1995 and $4.6 million in 1994.

NOTE TWELVE - EMPLOYEE STOCK OPTION PLAN

The Corporation has an Incentive Stock Option Plan (the Plan) for the benefit of key employees. The option price is fair market value at date of grant and the option is exercisable after six months and expires 10 years from the date of grant. Shares and amounts of options exercised in 1995, 1994, and 1993 are disclosed in the Consolidated Statement of Changes in Shareholders' Equity. At December 31, 1995 options for 157,441 shares were outstanding at prices ranging from $3 to $29 per share. The price range has been adjusted for stock splits and dividends since the date options were granted. At December 31, 1995, the number of shares as to which options were exercisable was 144,565. Maximum shares that may be issued pursuant to the Plan, as restated, were 1,757,908 of December 31, 1995.

NOTE THIRTEEN - RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 1995, 1994 and 1993 as follows and were within regulatory limitations:

In Thousands                         1995            1994            1993
------------                         ----            ----            ----

Balance at beginning of year       $ 10,044        $  5,969        $  8,328
New loans or advances                 4,123           7,695           8,561
Repayments                           (5,615)         (3,620)        (10,920)
                                   --------        --------        --------
Balance at end of year             $  8,552        $ 10,044        $  5,969
                                   ========        ========        ========


NOTE FOURTEEN - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases various branch offices under agreements which expire between 1996 and 2014. The agreements contain various renewal options and require the Bank to maintain the properties.


--------------------------------------------------------------------------------
                            P A G E  E I G H T E E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE FOURTEEN - Continued
--------------------------------------------------------------------------------

The total future minimum rental commitment through 2000 and thereafter is as follows:

In Thousands
------------

    Year Ending December 31, 1996                        $  362
                             1997                           317
                             1998                           277
                             1999                           263
                             2000                           272
                             Thereafter                   3,227
                                                         ------
                                                         $4,718
                                                         ======


Rental expense charged to operations was $380 thousand in 1995, $244 thousand in 1994 and $332 thousand in 1993.

The Bank enters into agreements to extend credit and standby letters of credit to customers. These commitments are limited to a period of time and, in some instances, provide for other conditions. These commitments are issued only after an evaluation of credit and collateral is made, and are subject to customary lending standards. Terms of the commitments protect the Bank in the event there are significant changes in interest rates. Many of the commitments are expected to expire without being drawn upon.

Commitments outstanding under these agreements at December 31, 1995 are summarized below:

In Thousands
------------

    Loan commitments                                 $76,329

    Standby letters of credit                        $ 2,829

NOTE FIFTEEN - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:


--------------------------------------------------------------------------------
                            P A G E  N I N E T E E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE FIFTEEN - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)
--------------------------------------------------------------------------------

Cash equivalents and federal funds sold - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - For investment securities fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans generally is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For certain homogeneous categories of loans, such as Small Business Administration guaranteed loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Deposits and federal funds purchased - The fair value of demand deposits, savings accounts, certain money market deposits, and federal funds purchased, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

FHLB advances and long-term debt - Fair value is determined by discounting the cash flow using rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance sheet financial instruments - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. See Note 14 to the financial statements. The fair value of these commitments is not material since they are for a short period of time and subject to customary credit terms.


In Thousands                                              1995                                  1994
------------                                              ----                                  ----

                                                 Carrying            Fair             Carrying            Fair
                                                  Value              Value              Value             Value
                                                 --------           --------          --------          --------

Assets
    Cash and due from banks                      $ 19,708           $ 19,708          $ 22,081          $ 22,081
    Investment securities:
        Available for sale                        102,300            102,300            42,278            42,278
        Held to maturity                           42,676             43,889            94,048            89,200
    Federal funds sold                             55,930             55,930             1,120             1,120
    Net loans                                     493,091            499,076           460,102           461,950

Liabilities
    Noninterest bearing deposits                   83,281             83,281            71,754            71,754
    Interest bearing deposits                     557,937            561,032           467,849           466,999
    Federal funds purchased
        and securities sold under
        agreements to repurchase                    7,596              7,596             9,615             9,615
    FHLB Advances                                  15,000             14,934            37,500            36,024
    Long-term debt                                    136                136               565               565

Limitations: The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1995, and 1994. Since December 31, 1995, and 1994, amounts have not been comprehensively revalued for purposes of these financial statements and, therefore, current estimates of fair value may differ significantly from the amounts presented herein. Management is not aware of any factors that would significantly affect the estimated fair value amounts.

--------------------------------------------------------------------------------
                              P A G E  T W E N T Y
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE SIXTEEN - PARENT COMPANY (ONLY) FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Condensed balance sheets at December 31:

In Thousands                           1995          1994
------------                          -------       -------

    Cash                              $   138       $    13
    Investment in subsidiaries:
        Bank                           64,489        49,706
        Nonbank                           104            55
    Premises, net                          70           636
    Other assets                          552           619
                                      -------       -------
                                      $65,353       $51,029
                                      =======       =======

    Other liabilities                    --         $     5
    Long-term debt                       --             565
    Shareholders' equity              $65,353        50,459
                                      -------       -------
                                      $65,353       $51,029
                                      =======       =======


Condensed statements of income for the years ended December 31:


                                                          1995            1994            1993
                                                        --------        --------        --------

    Income
        Dividend from Bank subsidiary                   $    210        $    145        $     50
        Rental                                                54             105              98
        Interest                                               2               3               2
                                                        --------        --------        --------
    Total Income                                             266             253             150
                                                        --------        --------        --------

    Expenses
        Interest                                              13              59              71
        Personnel                                             89              83              60
        Depreciation and amortization                         81             108             126
        Other                                                184             148              77
                                                        --------        --------        --------
    Total Expenses                                           367             398             334
                                                        --------        --------        --------

    Loss before equity in undistributed income
        of subsidiaries and benefit equivalent to
        income taxes                                        (101)           (145)           (184)

    Benefit equivalent to income taxes                        79              67              48
                                                        --------        --------        --------

    Loss before equity in undistributed income
        of subsidiaries                                      (22)            (78)           (136)

    Equity in undistributed
        income of subsidiaries                            12,637          10,438           7,882
                                                        --------        --------        --------

    Net income                                          $ 12,615        $ 10,360        $  7,746
                                                        ========        ========        ========



--------------------------------------------------------------------------------
                          P A G E  T W E N T Y - O N E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE SIXTEEN - PARENT COMPANY (ONLY) FINANCIAL INFORMATION (Continued)
--------------------------------------------------------------------------------

Condensed statements of cash flows for the years ended December 31:


In Thousands                                                         1995              1994              1993
------------                                                         ----              ----              ----

    Cash flows from operating activities
        Net income                                                  $12,615           $10,360            $7,746
    Adjustments to reconcile net income to net cash
        provided by operating activities
            Equity in undistributed income
                of subsidiaries                                     (12,847)          (10,583)           (7,932)
            Depreciation and amortization                                80               108               126
            Other operating activities                                  (11)              (23)              (14)
                                                                    -------           -------            ------
    Net cash flows from operating activities                           (163)             (138)              (74)
                                                                    -------           -------            ------
    Cash flows from investing activities
        Dividends received                                              210               145                50
                                                                    -------           -------            ------
    Net cash flows from investing activities                            210               145                50
                                                                    -------           -------            ------
    Cash flows from financing activities
        Sales of common stock                                           167               111               164
        Principal payments of long-term debt                            (84)             (172)             (136)
        Other financing activities                                       (5)              ---               ---
                                                                    -------           -------            ------
    Net cash flows from financing activities                             78               (61)               28
                                                                    -------           -------            ------
    Increase (decrease) in cash                                         125               (54)                4
    Cash at beginning of year                                            13                67                63
                                                                    -------           -------            ------
    Cash at end of year                                                $138               $13               $67
                                                                    =======           =======            ======

NOTE SEVENTEEN - NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and SFAS No. 123, "Accounting for Stock-Based Compensation" effective for years beginning after December 15, 1995. Statement No. 121 addresses situations where information indicates that a company might be unable to recover, through future operations or sale, the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets. Management does not believe the adoption of this statement will have a material effect on its financial condition or results of operations.

Statement No. 123 specifies a fair value based method of accounting for stock-based compensation plans and encourages (but does not require) entities to adopt that method in place of the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees". The Corporation has not yet determined which method of accounting will be used or what impact the adoption of this statement will have on the Corporation's results of operations.



--------------------------------------------------------------------------------
                         P A G E  T W E N T Y  -  T W O
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW OF REPORTED RESULTS

The Corporation experienced record earnings for the seventeenth consecutive year. Net income for 1995 was up $12.6 million, or 21.8% as compared to 1994 net income of $10.4 million, which was up 33.7% compared to 1993 income of $7.7 million, which was up $2.1 million, or 37.2% from 1992. The reasons for this continued performance are discussed below.

Earnings per share increased to $2.00 from $1.65 in 1994, and $1.24 in 1993. Per share amounts have been adjusted giving retroactive effect to stock dividends and stock splits.

Return on average assets (ROA) was 1.82% for 1995; 1.69% for 1994, and 1.50% in 1993. Return on average equity (ROE) for 1995 was 21.59%; 22.21% for 1994, and 20.59% for 1993.

ECONOMIC ENVIRONMENT

The Bank's lending and other activities are concentrated in Snohomish County, Washington, but also includes the northern part of King County, by having two branches located in Bothell and Woodinville, Washington. The major city in Snohomish County is Everett, and the major city in King County is Seattle, the largest city in the state.

An important segment of the Snohomish County economy is the Boeing Company, which has its 747 and 777 assembly plant in Everett. Boeing also has other assembly plants and facilities in the Puget Sound area. In 1994, Boeing completed a workforce reduction of 19% which began in 1993. Since that time, there has been another workforce reduction of approximately 12,000 personnel, including 6,300 to 6,500 early retirements. Current news releases indicate that the announced reductions have been completed, and that Boeing's management does not anticipate any further reductions in the near future. There is unconfirmed talk that additions to the workforce may be necessary if aircraft orders continue at their current pace. After a four year decline in aircraft orders, Boeing's backlog is starting to build. Analysts expect Boeing to win about 325 orders in 1996, which would be the highest in five years. The orders are likely to be for the new 777 and the redesigned 737.

Management believes that in 1995 the Corporation began to notice the effects of prior reductions at the Boeing Company. Since the first quarter of 1995, there has been a decline in the number of loan applications. Comparatively, in 1994, loan demand was brisk, increasing $100.9 million, or 27.3%. This compared to increased loans in 1995 of $34.5 million, or 7.3%. Management responded early on in the first quarter to this trend, and placed increased emphasis on loan development. Management believes that this action was very important to what loan growth the Corporation did have during the year. Although 1995 was a year of less than dynamic loan demand, the year was also characterized by narrower interest rate spreads, excellent expense control, and a reduction in the provision for loan losses.

Still on the horizon and yet to fully influence the local economy, the Everett Naval Base, which began operations in spring of 1994, will be receiving an aircraft carrier group in 1996. Management looks forward to, and remains cautiously optimistic about the future.

In November 1994, the long bond (30 year treasury bond) was hitting highs of around 8.16% making it one of the worst years for returns on the bond market since 1926. At year-end 1994, the long bond yield was 7.84%, the 10 year was 7.80%, and 5 year was 7.81%, and the one year was 7.12%. By the close of the last business day of 1995, the bond market had made a dramatic recovery, having one of the best rallies in history. The long bond was at 5.94%, the 10 year at 5.56%, the 5 year at 5.37%, and the one year at 5.13%. Federal funds sold inverted the yield curve at 5.19%. Considering the change in interest rates for 1994 and 1995, it has been a challenging two years for managing the interest rate spread.

In 1995, the base rate of the Corporation was changed as follows:

            February 3, 1995                 Up to 9.00% from 8.50%
            July 10, 1995                    Down to 8.75% from 9.00%
            December 26, 1995                Down to 8.50% from 8.75%


On February 2, 1996, the Corporation decreased its base rate to 8.25% from 8.50%. Due to lower interest rates in 1995, the Corporation's investment portfolio, which had a net unrealized loss at year-end 1994 of $6.6 million, increased in value to show a net unrealized gain of $2.6 million at year-end 1995.

FINANCIAL REVIEW / BALANCE SHEET

The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, and business and competitive factors.

--------------------------------------------------------------------------------
                       P A G E  T W E N T Y  -  T H R E E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

Based on the balances at year-end 1995, assets increased $92.6 million, or 14.4%; increased $84.5 million, or 15.2% in 1994, and increased $71.4 million, or 14.7% in 1993. Average earning assets as a percent of total average assets, were 95.6%, or $661.1 million in 1995; 94.1%, or $575.1 million in 1994, and
93.0%, or $480.6 million in 1993. Local economic conditions and an aggressive business development program were the largest factors contributing to the growth in earning assets.

Loans increased $34.5 million, or 7.3% in 1995. This compares to loan growth of $100.9 million, or 27.3% in 1994, and $48.8 million, or 15.2% in 1993. In 1995, the investment portfolio increased $8.6 million to $145.0 million, or 6.3%. The investment portfolio decreased in 1994 versus 1993, by $15.2 million, or 10.0%. The earning asset with the largest increase for the year was federal funds sold, increasing from $1.1 million in 1994 to $55.9 million in 1995. The increase in fed funds sold for the year reflects the decline in loan demand that the Corporation experienced in 1995. Whereas in 1994, loan demand was so much greater it was necessary to shift cash flows and additional borrowings from the Federal Home Loan Bank of Seattle (FHLB) into loans.

The primary source of funds for earning assets are deposits and borrowings. Total deposits were up $101.6 million, or 18.8% in 1995; increased $33.1 million, or 6.5% in 1994, and increased $57.7 million, or 12.9% in 1993. Money Market and NOW accounts were down $.7 million, or 1.0% in 1995; down $6.8 million, or 8.8% in 1994, and down $3.4 million, or 4.3% in 1993. Savings accounts were down $54.0 million or 27.6% in 1995, down $32.0 million, or 14.1% in 1994; and up $81.6 million, or 55.9% in 1993. Time CD's increased $144.8 million, or 71.8% in 1995, increased $73.0 million in 1994, or 56.7%; and were down $23.9 million, or 15.7% in 1993. The decrease in Money Market, NOW and savings accounts for 1995 was planned by management in response to lower interest rates. The Bank aggressively competes for consumer and business deposits.

The 1995 results of operations compared to 1994 and 1993 include the following contributing factors, which are discussed more fully in other sections of the financial review.

1) Net interest income increased $1.4 million, or 4.4% in 1995; increased $5.8 million, or 21.7% in 1994, versus an increase of $5.2 million, or 24.5% in 1993. The increase in 1995 is attributable to an increase in interest expense of $8.7 million, or 42.2% and an increase in interest income of $10.1 million, or 19.2%.
2) The provision for loan losses decreased in 1995 to $1.5 million, down from $3.9 million in 1994, and down from $3.0 million in 1993. The reason for the decline in the provision for 1995 was due to continued loan quality, evidenced by lower net charge offs, and smaller growth in the portfolio. The current level of the provision is deemed by management to be adequate given the actual loss experience, the size of the portfolio, and anticipated economic conditions. 3) Total noninterest expense increased $513 thousand, or 3.1% in 1995, indicating the Corporation's continued emphasis on overhead expense control. Noninterest expense decreased $125 thousand, or .7% in 1994.

NET INTEREST INCOME

Net interest income is the difference between total interest income and total interest expense. Several factors contribute to changes in net interest income. These include the effects of changes in average balances, changes in rates on earning assets and rates paid for interest bearing liabilities, the level of noninterest bearing deposits, shareholders' equity, and the level of nonaccrual loans.

The cost of funds and asset yields for the Corporation during the last three years were mixed. For the year 1993, the average yield on earning assets dropped 117 basis points, and the average cost of interest bearing liabilities dropped 137 basis points. In 1994, the yield on average earning assets dropped 1 basis point and the average cost of interest bearing liabilities dropped 12 basis points. In 1995, the yield on average assets was up 31 basis points, while the average cost of interest bearing liabilities increased 107 basis points. The slight decline in 1994 in interest bearing liabilities was in spite of the Corporation increasing rates paid on deposit accounts fourteen times. As noted before, 1995 was a difficult year for the interest rate spread due to less than dynamic loan demand and paying deposit rates consistent with prudent liquidity management. The net interest margin (net interest income divided by total average assets) was 5.03% in 1995; 5.46% in 1994; and 5.30% in 1993 (see
"Liquidity and Interest Sensitivity" in this section). As noted on page 33 of this report, it was the growth, or volume, which contributed mostly to the increased net interest earnings of the Corporation for all three years. The following is a more detailed discussion of the factors comprising net interest income.

The earnings from certain assets are exempt from federal income tax, and it is customary in the financial services industry to analyze changes in net interest income on a "tax equivalent" or "fully taxable" basis. Under this method, nontaxable income from loans and investments is adjusted to an amount which would have been earned if such income were subject to federal income tax at a 34% rate. Tables 1 and 2 on pages 32 and 33 of this report present an analysis of the changes in net income. Table 1 (Average Balances) indicates the changes in the average balance of accounts, and Table 2 (Rate/Volume Analysis) indicates the causes of the changes in net interest income; whether by changes in the average balance (Volume) or changes in interest (Rate). The discussion below presents an analysis based on a taxable equivalent basis, unless otherwise stated.

--------------------------------------------------------------------------------
                        P A G E  T W E N T Y  -  F O U R
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

Table 1 indicates that net interest income totaled $34.8 million in 1995, an increase of 4.2%, $33.4 million in 1994, an increase of $6.0 million, or 21.9%, and an increase of $5.4 million in 1993, or 24.3%. Table 2 indicates that of the $1.4 million increase in net interest income, there was an increase in interest income of $10.1 million and an increase in interest expense of $8.7 million, which leaves a net increase in net interest income of $1.4 million. Using the tables in the same fashion, Table 1 indicates that net interest income for 1994 totaled $33.4 million, which was $6.0 million over 1993. Table 2 indicates there was an increase in interest income of $8.8 million and an increase in interest expense of $2.8 million, which leaves an increase in net interest income of $6.0 million.

LOAN PORTFOLIO

Average loans grew $59.1 million, or 13.9% in 1995, and $88.3 million, or 26.1% in 1994, and $53.8 million, or 18.9% in 1993. For 1995, real estate commercial loans had the largest growth of $43.5 million, or 37.2%. This was followed by real estate residential loans which increased $15.7 million, or 20.9% for the year. In 1994, real estate commercial loans also had the largest growth at $41.0 million, or 53.8%, however, real estate construction loans had the second largest growth at $27.8 million, or 41.9%. The increases in real estate commercial and residential loans in 1995 does indicate a trend away from real estate construction loans. This was due to a slowdown in land development in 1995. Going forward, management will continue to pursue these, and all types of loans in accordance with established lending policies.

Rates on loans in 1995 increased 51 basis points, however, during the last two quarters of 1995, they trended lower due to lack of demand. Management expects that loan rates will continue to ease in 1996 unless demand increases. At December 31, 1995, 63% of the portfolio was fixed rate and 37% was variable rate. At December 31, 1994, 62% was fixed rate, and 38% was variable rate. At December 31, 1993, 65% was fixed rate and 35% was variable rate.

Interest and fee income from loans increased $8.6 million, or 19.6% in 1995, and $8.4 million, or 23.7% in 1994 as compared to 1993. Interest and fee income in 1993 increased $2.7 million, or 8.3%, as compared to 1992. The earnings on the $59.1 million increase in 1995 average balances of loans, resulted in increased income of $6.0 million in 1995, while an increase in interest rates increased income by $2.6 million. The earnings on the $88.3 million increase in 1994 average balances of loans resulted in increased income of $9.5 in 1994, and a decrease in interest rates reduced interest income by $1.2 million. The earnings on the $53.8 million increase in 1993 average balances of loans resulted in increased income of $5.9 million, while a decrease in interest rates decreased income by $3.2 million. Loan fee income totaled $3.9 million in 1995, $4.0 million in 1994, compared to $2.9 million in 1993 and $2.3 million in 1992.

The Bank has a credit card department which began issuing cards to both consumers and businesses in 1993. At year-end 1995, this department had $4.0 million in credit lines versus $3.1 million in 1994. The department had $913 thousand in active balances which is a 28.4% increase over 1994 active balances of $711 thousand.

Management expects loan demand to remain lower than normal in 1996. However, there has been an increase in loan applications through the Bank's secondary market mortgage operations, and it is estimated that this trend will continue provided long-term interest rates remain reasonably low. An increase in this activity would increase the other income of the Corporation.

LOAN LOSS PROVISION

The provision for loan losses decreased in 1995 to $1.5 million from $3.9 million in 1994, or 60.9%, and $3.0 million in 1993, or 50.0%. The small growth of the loan portfolio in 1995 and continued loan quality did not require as large a contribution in 1995 as compared to prior years.

When considering the amount of the loan loss provision, management considers the actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrowers ability to repay, and the prevailing and anticipated economic conditions.

The allowance for loan losses was 2.36% of total loans at year-end 1995, 2.21% of total loans at year-end 1994, and 1.99% of total loans at year-end 1993. This ratio changes when 1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 1995, management considered the reserve to be adequate. Please refer to Note 3, page 13 of this report for details regarding changes in the level of the allowance.

The allowance for loan losses as a percent of impaired loans was 371% for year-end 1995, 256% for year-end 1994, and 222% for year-end 1993. As indicated above, management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life


--------------------------------------------------------------------------------
                        P A G E  T W E N T Y  -  F I V E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

of the portfolio. Accordingly, the ratio of the allowance for loan losses to impaired loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled. General conditions leading to management's decision to increase the allowance include concerns about a perceived overall slowing in the Northwest's economic environment, regional concerns, and adverse effects of changes in government regulation and taxation.

INVESTMENTS

Total interest income from investments, including federal funds sold, increased $1.5 million in 1995, $.5 million in 1994, and $1.5 million in 1993. The increase in average investment balances of $26.9 million in 1995, contributed $.9 million to income, while rate changes accounted for an increase of $.6 million to income. The increase of $6.2 million in the 1994 average balance of investments contributed $2.2 million to income, while rate changes accounted for a decrease of $1.7 million in income. The increase of $39.2 million in the 1993 average balance of investments contributed $3.0 million to income, while rates accounted for a decrease of $1.5 million in income.

There were no significant securities losses in 1995, compared to securities losses of $355 thousand in 1994. The 1994 losses were taken as part of management efforts to improve the value, while reducing the volatility of the portfolio. There were no securities gains or losses in 1993.

INTEREST EXPENSE

Total interest expense in 1995 increased $8.7 million, or 42.2%. In 1994 it increased $2.9 million as compared to 1993, or 16.1% and decreased $1.2 million in 1993 as compared to 1992. The increase of $65.5 million in the 1995 average balance of interest bearing liabilities contributed $4.9 million to expense, while a increase in average rate accounted for a increase of $3.8 million in interest expense. The increase of $78.8 million in the 1994 average balance of interest bearing liabilities contributed $4.4 million to expense, while a decrease in average rate accounted for a decrease of $1.6 million in interest expense. The increase of $77.9 million in the 1993 average balance of interest bearing liabilities contributed $3.1 million to expense, while a decrease in average rate accounted for a decrease of $4.3 million in interest expense.

OTHER NONINTEREST INCOME

Other noninterest income totaled $3.4 million in 1995, up $507 thousand, or 17.4%; in 1994 totaled $2.9 million, down $ 1.5 million, or 33.6% as compared to an increase of $.3 million, or 7.2% in 1993. In keeping with the historical trend, service charges increased only $4 thousand in 1995, or .2%. This compares to a growth of $43 thousand, or 2.8% in 1994, and a decrease of $80 thousand in 1993, or 5.0% from 1992. While deposits have grown at a substantially higher rate than service charges, the growth in accounts most susceptible to service charges has remained reasonably flat. Also, management estimates that more customers are maintaining higher balances to avoid service charges. The number of accounts increased 4,882 in 1995, 1,177 in 1994; and 3,014 in 1993, or 11.5%,
2.9%, and 7.9% respectively.

Other income increased $152 thousand, or 9.0% to $1.8 million in 1995, and decreased from $2.9 million in 1993 to $1.7 million in 1994, excluding securities gains/(losses). The increase in 1995 is due to non-recurring income of $157 thousand on the sale of other real estate owned, and interest of $98 thousand on amended tax returns. Otherwise, insurance and financial services income was down $118 thousand, or 58.1% for the year, along with a decrease of $142 thousand, or 45.0% in broker loan fees. Gains on the sale of mortgage loans accounted for a $1.0 million decrease in other income in 1994. Income from this same source again dropped in 1995 to $174 thousand from $316 thousand in 1994, or 44.9%. The reason for this large decline is due to high long-term interest rates in 1994 which all but halted the mortgage loan and refinance business. Although 1995 brought with it lower interest rates, it was not until the fourth quarter of 1995 that the Corporation began experiencing increased fee income from those activities. Management estimates that income from this operation will increase in 1996.

Trust administration income increased $116 thousand, or 25.8% to $565 thousand in 1995, increased $10 thousand, or 2.3% in 1994 to $449 thousand, and increased $131 thousand, or 42.5% to $439 thousand in 1993. The market value of trust assets managed at year-end 1995 was $106.9 million, up $34.2 million, or 47.0%, year-end 1994 was $72.7 million, up $6.4 million, or 9.7% in 1993.

OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $513 thousand, or 3.1% in 1995. These expenses decreased $125 thousand, or .7% in 1994 and increased $1.9 million, or 12.4% in 1993.

Salaries and employee benefits increased $.7 million or 7.0% for 1995. In 1994, the increase was $.8 million, or 8.9% to $9.3 million, and $.6 million, or 7.2% in 1993 to $8.6 million. The increase in salaries of 4.7% in 1995 was attributable to an


--------------------------------------------------------------------------------
                         P A G E  T W E N T Y  -  S I X
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

increase in staff. Salaries increased $550 thousand to $6.8 million for the 1994 operating year, or 8.8%. This increase was due to the Bank of Northshore personnel being on the payroll for a full year in 1994, and the remaining 5.8% represents merit increases and Christmas bonuses.

Employee benefits increased $335 thousand, or 13.2% for 1995. This increase was attributable to an increase of $160 thousand, or 11.9% in profit sharing contributions, and an increase of $41 thousand, or 7.2% in social security taxes. In 1994, employee benefits increased $215 thousand to $2.5 million, 9.3%. The major component of this increase in employee benefits was the profit sharing contribution by the Corporation of $1.1 million, up $262 thousand, or 31.3% from the 1993 contribution of $.8 million. These increases are a function of increased profits of the Corporation.

Occupancy expense was $2.5 million in 1995, up $178 thousand, or 7.7% from 1994; $2.3 million in 1994, down $51 thousand, or 2.1% over 1993, and $2.4 million in 1993. Approximately 35% of occupancy expense is depreciation. The increase in occupancy expense in 1995 was due to office rental costs which increased $146 thousand to $389 thousand, or 60.1%. Occupancy expense in 1994 was reflective of what the Corporation did in prior years. In 1992, the Corporation began construction on a new administration building, which added to occupancy expense in 1992 and 1993. Additionally in 1993, the Corporation completed its merger with the Bank of Northshore, which created higher occupancy expenses.

FDIC insurance premiums for 1995 were down $477 thousand or 43.0% due to the Bank Insurance Fund reaching its congressionally mandated level. FDIC insurance premium increases in prior years were the result of increases imposed by the Financial Institutions Reform and Recovery Act of 1989, and higher deposit balances. The component of other expense, titled "other", increased $25 thousand, or .8% in 1995 to $3.2 million, reflecting the continued emphasis on maintaining low overhead costs. Other expense decreased by $513 thousand, or 13.9%, in 1994 and $248 thousand, or 7.2%, in 1993.

The Corporation's efficiency ratio for 1995 was 46.2%; 47.3% in 1994, and 54.2% in 1993, which is considered excellent in the industry. This ratio is a measure used by many large banks and bank holding companies, and indicates the amount of "overhead" expenses to total revenues. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income and other noninterest income. The lower the number, the more efficient the organization.

LIQUIDITY

The primary function of asset/liability management is to ensure adequate liquidity and to maintain an appropriate balance between interest-sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who either may be depositors wanting to withdraw funds, or borrowers needing assurance that sufficient funds will be available to meet their credit needs.

As indicated on Page 5 of this report, net cash provided by operating activities totaled $15.7 million for 1995, $15.2 million for 1994 and $11.3 million for 1993. The largest component providing cash from operations was net income for all three years. In 1995, the downward trend in loans originated for sale leveled off at $17.5 million, versus $16.1 million in 1994 and $50.3 million in 1993. In the fourth quarter of 1995, it has been noted that loan originations have increased over 1994, and management estimates that if long-term interest rates continue to decline, these originations will increase in 1996.

Investing activities of the Corporation in 1995 were $54.8 million in federal funds sold, $35.6 million in loans and $5.0 (net) in investments. The 1995 investing activities are a substantial change from the previous year. In 1995, the Corporation would have preferred more loans, however, demand was weak and it was necessary to direct funds into federal funds sold and the investment portfolio. Note, however, that the rates paid on federal funds sold in 1995 were generally better than treasury bonds out past seven years. In 1994, the Corporation had excellent loan growth with $102.0 million being invested in loans, using $10.8 million of security sales proceeds to help fund the growth. In 1993, loans had smaller funding requirements than investments, with loans using $50.4 million and investments using $87.0 million.

Over the last three years, the financing of investment activities has changed. In 1993, core deposits (demand, Money Market and NOW accounts) provided most of the funding at $81.7 million. The changes in the financing methods in 1994 and 1995 were planned by management. During this time, funding was provided by time CD's which financed $73.0 million and $144.8 million respectively. In 1994, FHLB net borrowings of $37.5 million were also necessary to fund growth, whereas $22.5 million of those borrowings were repaid with excess liquidity in 1995. It is the Corporation's intention to continue this type of funding in the future.

The charts on the following page indicate the maturity schedule for earning assets as of December 31, 1995 and 1994:




--------------------------------------------------------------------------------
                       P A G E  T W E N T Y  -  S E V E N
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

MATURITY SCHEDULE FOR INVESTMENTS AND LOANS
(Amortized cost used for investments)
In Thousands                                                                 Percent
------------                                              Total     Total   of Total
                         0-1         1-5      After     Carrying    Fair      Fair
                         Year       Years    5 Years      Value     Value     Value
                         ----       -----    -------      -----     -----     -----

December 31, 1995
  Investments          $ 28,275   $ 36,713   $ 78,567   $143,555   $146,189    20.5%

  Loans                 169,727    310,947     24,314    504,988    510,973    71.7%

  Federal Funds sold     55,930         --         --     55,930     55,930     7.8%
                       --------   --------   --------   --------   --------   -----
      Total            $253,932   $347,660   $102,881   $704,473   $713,092   100.0%
                       ========   ========   ========   ========   ========   =====

In Thousands                                                                 Percent
------------                                              Total     Total   of Total
                         0-1         1-5      After     Carrying    Fair      Fair
                         Year       Years    5 Years      Value     Value     Value
                         ----       -----    -------      -----     -----     -----

December 31, 1994
  Investments          $ 13,920   $ 51,149   $ 73,043   $138,112   $131,478     21.7%

  Loans                 171,270    268,916     30,326    470,512    472,360     78.1%

  Federal Funds sold      1,120         --         --      1,120      1,120      0.2%
                       --------   --------   --------   --------   --------    -----
      Total            $186,310   $320,065   $103,369   $609,744   $604,958    100.0%
                       ========   ========   ========   ========   ========    =====

In addition to deposit acquisition and borrowings as a source of liquidity, maturing loans and investments with maturities of less than one year and overnight federal funds purchased are considered to be available for liquidity needs.

As indicated in the charts above, $253.9 million in aggregate loans, investments and federal funds sold were available at year-end 1995, or 36.0% of carrying value. At year-end 1994, $186.3 million in aggregate loans, investments and federal funds sold were available, or 30.6% of carrying value, and $142.8 million were available as of year-end of 1993, or 27.4% of carrying value. Additional sources of liquidity available to the Corporation could be additional sales of securities under repurchase agreements, additional borrowings from the FHLB, participation in the Treasury Department's short-term note program, borrowings at the Federal Reserve Bank, or borrowings from correspondent banks (see Note 6).

The Corporation has a policy that liquidity of 12.5% of total assets be maintained as a minimum. At year-end 1995, management considers the liquidity of the Corporation to be more than adequate. The Corporation does not securitize loans for liquidity purposes, or issue debt in the capital markets.

INTEREST RATE SENSITIVITY

Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability which matures, or is subject to repricing within one year, to be interest-sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates might have an adverse impact on earnings as interest income decreases faster than interest expense. This assumes that management adjusts rates equally as general interest rates fall. Conversely, an increase in interest rates would increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Corporation's assets and liabilities can change rapidly as the result of market conditions and customer patterns.

MANAGEMENT DOES NOT USE INTEREST RATE RISK MANAGEMENT PRODUCTS SUCH AS INTEREST RATE SWAPS, HEDGES, OR DERIVATIVES, NOR DOES MANAGEMENT INTEND TO USE SUCH PRODUCTS IN THE FUTURE.

The Corporation's interest rate sensitive positions at December 31, 1995 and 1994 are shown in the tables on the following page:

--------------------------------------------------------------------------------
                       P A G E  T W E N T Y - E I G H T
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

REPRICING CHARACTERISTICS OF EARNING ASSETS AND INTEREST BEARING LIABILITIES

(Amortized cost used for investments)

In Millions
-----------                                                     Total                                         Non
                                        0-3          4-12     within one     1-5       5-10        Over     interest
December 31, 1995                      Months       Months       Year       Years      Years     10 Years   Sensitive   Total
-----------------                      ------       ------       ----       -----      -----     --------   ---------   -----
Earning assets

   Investment securities                $  12       $  16       $  28       $  37      $  65      $  14         --      $ 144
    Loans (1)                             201          54         255         243          3                 $   4        505
    Federal funds sold                     56          --          56          --         --         --         --         56
                                        -----       -----       -----       -----      -----      -----      -----      -----
TOTAL EARNING ASSETS                    $ 269       $  70       $ 339       $ 280      $  68      $  14      $   4      $ 705
                                        =====       =====       =====       =====      =====      =====      =====      =====

Interest bearing liabilities

    Money market & NOW                  $  70          --       $  70          --         --         --         --      $  70
    Savings deposits                      141          --         141          --         --         --         --        141
    Time deposits                          89       $ 158         247       $  98      $   2         --         --        347
                                        -----       -----       -----       -----      -----      -----      -----      -----
TOTAL INTEREST BEARING DEPOSITS           300         158         458          98          2         --         --        558
    Other                                   8          --           8          10          5         --         --         23
                                        -----       -----       -----       -----      -----      -----      -----      -----
TOTAL INTEREST BEARING LIABILITIES      $ 308       $ 158       $ 466       $ 108      $   7         --         --      $ 581
                                        =====       =====       =====       =====      =====      =====      =====      =====

Incremental gap                         ($ 39)      ($ 88)      ($127)      $ 172      $  61      $  14      $   4      $ 124
Cumulative gap                          ($ 39)      ($127)      ($127)      $  45      $ 106      $ 120      $ 124      $ 124

Gap as a percent of
    total earning assets                 -5.5%      -18.0%      -18.0%        6.4%      15.0%      17.0%      17.6%
                                        =====       =====       =====       =====      =====      =====      =====

In Millions
-----------                                                     Total                                         Non
                                        0-3          4-12     within one     1-5       5-10        Over     interest
December 31, 1994                      Months       Months       Year       Years      Years     10 Years   Sensitive   Total
-----------------                      ------       ------       ----       -----      -----     --------   ---------   -----

Earning assets

   Investment securities                $   2       $  12       $  14       $  51      $  51      $  22         --      $ 138
    Loans (1)                             201          59         260         201          6          1      $   3        471
    Federal funds sold                      1          --           1          --         --         --         --          1
                                        -----       -----       -----       -----      -----      -----      -----      -----
TOTAL EARNING ASSETS                    $ 204       $  71       $ 275       $ 252      $  57      $  23      $   3      $ 610
                                        =====       =====       =====       =====      =====      =====      =====      =====

Interest bearing liabilities

    Money market & NOW                  $  71          --       $  71          --         --         --         --      $  71
    Savings deposits                      195          --         195          --         --         --         --        195
    Time deposits                          40       $ 109         149       $  52      $   1         --         --        202
                                        -----       -----       -----       -----      -----      -----      -----      -----
TOTAL INTEREST BEARING DEPOSITS           306         109         415          52          1         --         --        468
    Other                                  17          15          32          15         --         --         --         47
                                        -----       -----       -----       -----      -----      -----      -----      -----
TOTAL INTEREST BEARING LIABILITIES      $ 323       $ 124       $ 447       $  67      $   1         --         --      $ 515
                                        =====       =====       =====       =====      =====      =====      =====      =====

Incremental gap                         ($119)      ($ 53)      ($172)      $ 185      $  56      $  23      $   3      $  95
Cumulative gap                          ($119)      ($172)      ($172)      $  13      $  69      $  92      $  95      $  95

Gap as a percent of
    total earning assets                -19.5%      -28.2%      -28.2%        2.1%      11.3%      15.1%      15.6%
                                        =====       =====       =====       =====      =====      =====      =====

(1) Includes nonaccruing loans.

--------------------------------------------------------------------------------
                        P A G E   T W E N T Y - N I N E
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

At the end of 1995, 1994 and 1993, the gap of the Corporation was negative, with rate-sensitive liabilities exceeding rate-sensitive assets in a one-year horizon. This would suggest that a decrease in general interest rates would improve net interest earnings. At year-end 1993, the net interest margin of the Corporation was 5.30%, 5.46% in 1994 and 5.03% in 1995. General interest rates declined in 1993, increased rapidly in 1994, and decreased in 1995. The negative gap of (28.2%) in 1994 declined to a negative (18.0%) in 1995, or the gap became more asset sensitive during 1995. Since interest rates declined, the general theory of the gap would hold true as a more asset sensitive position when rates are declining would have an adverse effect on the net interest margin, which it did. In 1993, the gap went from (33.1%) at December 31, 1993 to (28.2%) at December 31, 1994. For this period also, the gap became more asset sensitive, however, the net interest margin increased to 5.46% from 5.30%. One major factor contributes to this uncertain effect of the gap theory; interest rates do not always change to the same extent and at the same time across all maturities of assets and liabilities. Actually, management determines the repricing on assets and liabilities depending on the options available to maximize profit while maintaining liquidity. The gap reflects management's ability to change rates, not necessarily that rates must change. For example, while savings accounts are considered repriceable within one year for reporting purposes, it doesn't necessarily mean that management will change those rates within a one year period. Rather, it indicates that management may change the rates. During 1994, management increased rates on deposit accounts fourteen times. During 1995, management increased rates four times, and decreased rates ten times.

Management reviews gap and numerous other reports monthly. General economic conditions and competitive factors, are also considered during the process of asset/liability management. Due to the options available, management considers the current rate risk position within acceptable levels. Currently, if downward moving interest rates level off, the net interest margin will continue to compact until the cost of funds reaches the level of current interest rates. Management cannot predict when that will happen, or how much lower interest rates will go.

CAPITAL

The Financial Accounting Standards Board (FASB) issued Statement No. 115, "Accounting for Certain Investment in Debt and Equity Securities", in May 1993. Bank holding companies were required to adopt this new accounting standard as of January 1, 1994 for financial statement reporting. The Corporation adopted this standard as required.

During 1994, the Federal Reserve and other regulatory agencies issued final amendments to its risk-based capital treatment. Under this rule, institutions are generally directed not to include in Tier I capital the components of common shareholders' equity, "net unrealized holding gains (losses) on available for sale debt securities". In addition, net unrealized losses on marketable equity securities should continue to be deducted when computing Tier I capital. This rule has the general effect of valuing available for sale debt securities at amortized cost, rather than fair value, for purposes of calculating the risk-based and leverage capital ratios. Therefore, the Corporation will now report capital for both financial statement purposes and regulatory purposes. For the Corporation's regulatory capital position, please see Note 11, page 17 of this report.

Consolidated capital of the Corporation for financial statement purposes, increased $14.9 million in 1995 to $65.4 million, or 29.5%; $9.3 million in 1994 to $50.5 million, or up 22.6%, and increased $7.9 million in 1993 to $41.2 million, or 23.8%. In 1995, $2.1 million of the increase was attributable to the increase in the market value of the AFS securities. Almost all of the remainder of the increase was the retained earnings of the Bank. In 1994 a loss of $1.2 million in the AFS securities reduced the growth in capital to $9.3 million. In 1993, $6.7 million of the increase in capital came from retained earnings, the remainder of $1.2 million was attributable to the merger with The Bank of Northshore. Please see Note 11 of this report for other information of shareholder's equity, dividends and capital requirements.

MARKET FOR FRONTIER FINANCIAL CORPORATION'S
COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Trading in Frontier Financial Corporation's common stock has not been extensive, but could be considered an active trading market. In 1995, private trades and transfers totaled approximately 7% of the total number of outstanding shares. Private trades and transfers during the year 1994 totaled approximately 6% of the total outstanding number of shares at year-end. The Corporation's common stock is not listed on any exchange, or the National Association of Securities Dealers' Automated Quotation System (NASDAQ). During 1995, the market price of common stock ranged from $24.00 to $29.00 per share (prices have been adjusted for stock dividends and splits).

--------------------------------------------------------------------------------
                             P A G E   T H I R T Y
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
--------------------------------------------------------------------------------

At December 31, 1995, the total number of shareholders of record of Frontier Financial Corporation's common stock was 2,609, and there were 6,322,255 shares outstanding.

Management has established an objective to maximize the rate of internal capital growth as the means of maintaining capital adequacy. The Corporation has not paid cash dividends in the past. However, the Bank, or the Corporation, has paid a stock dividend each year since 1981, except for 1995. Management believes that issuing stock accomplishes much more than a cash dividend. The amount of cash that could be distributed to shareholders would be far less than the liquidation value of a stock dividend. Additionally, cash dividends reduce capital which is needed to fund the continued growth of the Bank. Accordingly, there are no plans at this time to pay future cash dividends.

--------------------------------------------------------------------------------
                         P A G E   T H I R T Y - O N E
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - Table 1
--------------------------------------------------------------------------------

Year Ended December 31,

In Thousands                              1995                         1994      (1)                     1993    (1)
------------                  ----------------------------  -----------------------------   -----------------------------
                                                   Average                        Average                         Average
                                         Interest   Rates              Interest    Rates                Interest   Rates
                               Average   Income/   Earned/  Average    Income/    Earned/    Average    Income/   Earned/
                               Balance   Expense    Paid    Balance    Expense     Paid      Balance    Expense    Paid
                              --------   -------   -------  --------   -------   --------   --------
INTEREST EARNING ASSETS
Taxable investments           $106,320   $ 6,781    6.38%   $114,861   $ 7,237    6.30%     $ 85,952    $ 6,495    7.56%
Nontaxable investments (2)      31,872     2,977    9.34%     32,672     3,123    9.56%       23,414      2,448   10.46%
                              --------   -------   -----    --------   -------   -----      --------    -------   -----
            Total              138,192     9,758    7.06%    147,533    10,360    7.02%      109,366      8,943    8.18%
Federal funds sold              37,477     2,194    5.85%      1,256        52    4.14%       33,237        991    2.98%
Loans(3)
    Installment                 19,193     1,916    9.98%     19,430     1,819    9.36%       19,829      1,912    9.64%
    Commercial(2)              124,356    13,218   10.63%    120,359    11,673    9.70%      113,007     11,047    9.78%
    Real estate
         Commercial            160,592    16,222   10.10%    117,087    11,219    9.58%       76,112      7,745   10.18%
         Construction           90,317    11,686   12.94%     94,213     9,965   10.58%       66,381      8,192   12.34%
         Residential            90,972     9,113   10.02%     75,255     8,926   11.86%       62,700      6,339   10.11%
                              --------   -------   -----    --------   -------   -------    --------    -------   -----
            Total              485,430    52,155   10.74%    426,344    43,602   10.23%      338,029     35,235   10.42%
Total earning assets/total
     interest income           661,099    64,107    9.70%    575,133    54,014    9.39%      480,632     45,169    9.40%
                              --------   -------   =====    --------   -------   =====      --------    -------   =====
Reserve for loan losses        (12,467)                       (8,688)                         (6,584)
Cash and due from banks         20,885                        24,380                          24,649
Other assets                    21,810                        20,485                          18,322
                              --------                      --------                        --------
TOTAL ASSETS                  $691,327                      $611,310                        $517,019
                              ========                      ========                        ========

INTEREST BEARING LIABILITIES
Money Market &
     NOW accounts             $ 68,511     2,159    3.15%   $ 75,865     2,000    2.64%     $ 79,157      2,345    2.96%
Savings accounts               151,798     6,349    4.18%    224,657     8,606    3.83%      190,510      7,802    4.10%
Other time deposits            306,724    19,350    6.31%    151,240     8,158    5.39%      136,518      7,482    5.48%
                              --------   -------   ------   --------   -------   -----      --------     ------   -----
Total interest bearing
     deposits                  527,033    27,858    5.29%    451,762    18,764    4.15%      406,185     17,629    4.34%
Short-term borrowings            3,173       175    5.51%     11,753       538    4.58%        1,302         35    2.69%
Long-term debt                  22,848     1,297    5.68%     24,077     1,337    5.55%        1,320        118    8.94%
                              --------   -------   ------   --------   -------   -----      --------     ------   -----
Total interest bearing
     liabilities/total
     interest expense          553,054    29,330    5.30%    487,592    20,639    4.23%      408,807     17,782    4.35%
                              --------   -------   ======   --------   -------   =====      --------     ------   =====
Noninterest bearing
     deposits                   73,001                        72,102                          66,232
Other liabilities                6,832                         4,975                           4,355
Shareholders' equity            58,440                        46,641                          37,625
                              --------                      --------                        --------
TOTAL LIABILITIES
     AND CAPITAL              $691,327                      $611,310                        $517,019
                              ========                      ========                        ========

NET INTEREST INCOME                      $34,777                       $33,375                          $27,387
                                         =======                       =======                          =======

NET YIELD ON INTEREST
     EARNING ASSETS                                 5.26%                         5.80%                            5.70%
                                                   =====                         =====                            =====


(1) Prior period data restated to conform to current presentation.

(2) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 34% tax rate.

(3) Includes nonaccruing loans.

--------------------------------------------------------------------------------
                         P A G E   T H I R T Y - T W O
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - Table 2
--------------------------------------------------------------------------------

Year ended December 31,             1995 versus 1994                  1994 versus 1993               1993 versus 1992 (1)
In Thousands                     Increase (Decrease) Due           Increase (Decrease) Due          Increase (Decrease) Due
------------                          to Change in                      to Change in                    to Change in
                              ------------------------------   -------------------------------   -----------------------------
                                                    Total                             Total                           Total
                              Average   Average    Increase    Average    Average    Increase    Average   Average   Increase
                              Volume      Rate    (Decrease)   Volume      Rate     (Decrease)   Volume     Rate    (Decrease)
                              -------   -------   ----------   -------   --------   ----------   ------    -------  ---------
INTEREST INCOME
Taxable investments            ($538)      $82      ($456)     $2,184    ($1,442)    $  742      $1,668     ($758)    $  910
Nontaxable investments           (77)      (69)      (146)        968       (293)       675         835      (464)       371
                              ------    ------     ------      ------    -------     ------      ------    ------     ------
            Total               (615)       13       (602)      3,152     (1,735)     1,417       2,503    (1,222)     1,281

Federal funds sold             1,492       650      2,142        (953)        14       (939)        481      (260)       221

Loans
    Installment                  (22)      119         97         (39)       (54)       (93)        (85)     (517)      (602)
    Commercial                   388     1,157      1,545         718        (92)       626       1,686    (2,334)      (648)
    Real estate
        Commercial             4,168       835      5,003       4,170       (696)     3,474       2,482    (1,234)     1,248
        Construction            (413)    2,134      1,721       3,435     (1,662)     1,773         564      (310)       254
        Residential            1,864    (1,677)       187       1,269      1,318      2,587       1,246     1,192      2,438
                              ------    ------     ------      ------    -------     ------      ------    ------     ------
            Total              5,985     2,568      8,553       9,553     (1,186)     8,367       5,893    (3,203)     2,690

TOTAL INTEREST
    INCOME                     6,862     3,231     10,093      11,752     (2,907)     8,845       8,877    (4,685)     4,192
                              ------    ------     ------      ------    -------     ------      ------    ------     ------

INTEREST EXPENSE
Money Market &
    NOW accounts                (194)      353        159         (98)      (247)      (345)        460    (1,108)      (648)
Savings accounts              (2,791)      534     (2,257)      1,398       (594)       804       5,318    (1,656)     3,662
Other time deposits            8,387     2,805     11,192         807       (131)       676      (2,652)   (1,532)    (4,184)
                              ------    ------     ------      ------    -------     ------      ------    ------     ------
Total interest
    bearing deposits           5,402     3,692      9,094       2,107       (972)     1,135       3,126    (4,296)    (1,170)

Short-term borrowings           (393)       30       (363)        281        222        503          11        (2)         9
Long-term debt                   (68)       28        (40)      2,032       (813)     1,219          (1)        6          5
                              ------    ------     ------      ------    -------     ------      ------    ------     ------
TOTAL INTEREST
    EXPENSE                    4,941     3,750      8,691       4,420     (1,563)     2,857       3,136    (4,292)    (1,156)
                              ------    ------     ------      ------    -------     ------      ------    ------     ------

CHANGE IN NET
 INTEREST INCOME              $1,921     ($519)    $1,402      $7,332    ($1,344)    $5,988      $5,741     ($393)    $5,348
                              ======    ======     ======      ======    =======     ======      ======    ======     ======


(1) Prior period data restated to conform to current presentation.

--------------------------------------------------------------------------------
                      P A G E   T H I R T Y  -  T H R E E
--------------------------------------------------------------------------------