Form 10-K405, Exhibit 13
period 1996-12-31
FRONTIER FINANCIAL CORP /WA/
filed 1997-03-25
CIK 716457

                                                                     EXHIBIT 13


FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
REPORT OF MANAGEMENT

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

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 1996, the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 1996.

/s/ Robert J. Dickson                                /s/ James F. Felicetty
ROBERT J. DICKSON                                    JAMES F. FELICETTY
President and Chief Executive Officer                Secretary/Treasurer


                                    PAGE ONE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES


REPORT OF MOSS ADAMS LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Frontier Financial Corporation


We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Everett, Washington
January 21, 1997


                                                /s/  MOSS ADAMS



                                    PAGE TWO

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In Thousands

                                                                            December 31,
ASSETS                                                                -----------------------
                                                                          1996         1995
                                                                      ----------    ---------
Cash and due from banks                                                  $35,105      $19,708
Federal funds sold                                                        25,050       55,930
Investment securities
    Available for sale, at fair value                                     96,628      102,300
    Held to maturity (Fair value 1996: $35,574; 1995: $43,889)            34,502       42,676
                                                                      ----------    ---------
Total investment securities                                              131,130      144,976
Loans                                                                    600,394      504,988
    Less allowance for loan losses                                       (13,268)     (11,897)
                                                                      ----------    ---------
Net loans                                                                587,126      493,091
Premises and equipment, net                                               14,202       11,758
Other real estate owned                                                      444          590
Other assets                                                              10,562        9,130
                                                                      ----------    ---------
TOTAL ASSETS                                                            $803,619     $735,183
                                                                      ==========    =========

LIABILITIES

Deposits
    Noninterest bearing accounts                                         $82,275      $83,281
    Interest bearing accounts                                            588,241      557,937
                                                                      ----------    ---------
Total deposits                                                           670,516      641,218
Federal funds purchased and securities sold
    under agreements to repurchase                                        12,011        7,596
Other liabilities                                                          5,675        5,880
Federal Home Loan Bank advances                                           35,000       15,000
Long-term debt                                                               100          136
                                                                      ----------    ---------
TOTAL LIABILITIES                                                        723,302      669,830
                                                                      ----------    ---------
COMMITMENTS

SHAREHOLDERS' EQUITY
Common stock, no par value;
    20,000,000 shares authorized;
    6,830,666 and 6,322,255 shares issued
    and outstanding in 1996 and 1995                                      57,191       44,084
Retained earnings                                                         22,997       20,336
Unrealized gains on available for
    sale securities, net of tax effect                                       129          933
                                                                      ----------    ---------
TOTAL SHAREHOLDERS' EQUITY                                                80,317       65,353
                                                                      ----------    ---------

TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                                                $803,619     $735,183
                                                                      ==========    =========


The accompanying notes are an integral part of these financial statements.



                                   PAGE THREE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

In Thousands, except for per share amounts

                                                           Year Ended December 31,
                                                     ------------------------------------
                                                       1996         1995          1994
                                                     ---------    ---------     ---------
INTEREST INCOME
    Interest and fees on loans                         $57,545      $52,146       $43,595
    Interest on federal funds sold                       1,331        2,194            52
    Interest on investment securities
       taxable                                           7,350        6,781         7,237
       exempt from federal income tax                    1,774        1,965         2,061
                                                     ---------    ---------     ---------
Total interest income                                   68,000       63,086        52,945
                                                     ---------    ---------     ---------
INTEREST EXPENSE
    Interest on deposits                                28,078       27,855        18,764
    Interest on FHLB advances                            1,470        1,297         1,255
    Interest on federal funds purchased
        and securities sold under
        agreements to repurchase                           538          175           538
    Interest on long-term debt                              14           20            82
                                                     ---------    ---------     ---------
Total interest expense                                  30,100       29,347        20,639
                                                     ---------    ---------     ---------
Net Interest Income                                     37,900       33,739        32,306

PROVISION FOR LOAN LOSSES                               (1,980)      (1,525)       (3,900)
                                                     ---------    ---------     ---------
Net interest income after
    provision for loan losses                           35,920       32,214        28,406
                                                     ---------    ---------     ---------
OTHER INCOME
    Service charges                                      1,562        1,578         1,574
    Securities losses                                      ---           (4)         (355)
    Other                                                2,146        1,843         1,691
                                                     ---------    ---------     ---------
Total other income                                       3,708        3,417         2,910
                                                     ---------    ---------     ---------

OTHER EXPENSE
    Salaries                                             7,868        7,109         6,792
    Employee benefits                                    3,225        2,868         2,533
    Occupancy                                            2,535        2,494         2,316
    FDIC insurance premium                                   2          633         1,110
    State business taxes                                   872          859           719
    Losses recognized on other
        real estate owned                                  ---          ---             5
    Other                                                3,429        3,201         3,176
                                                     ---------    ---------     ---------
Total other expense                                     17,931       17,164        16,651
                                                     ---------    ---------     ---------

INCOME BEFORE INCOME TAX                                21,697       18,467        14,665

PROVISION FOR INCOME TAX                                (7,080)      (5,852)       (4,305)
                                                     ---------    ---------     ---------

NET INCOME                                             $14,617      $12,615       $10,360
                                                     =========    =========     =========

PER SHARE OF COMMON STOCK                                $2.15        $1.87         $1.54
                                                     =========    =========     =========


The accompanying notes are an integral part of these financial statements.


                                   PAGE FOUR

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

In Thousands                                                               Year Ended December 31,
                                                                 ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                1996           1995             1994
                                                                 ---------       ---------        ---------
Net Income                                                         $14,617         $12,615          $10,360
Adjustments to reconcile net income to net
    cash provided by operating activities
        Depreciation and amortization                                1,404             959            1,044
        Provision for loan losses                                    1,980           1,525            3,900
        Provision for losses on other real estate owned                ---             ---                5
        Deferred taxes                                                (842)           (398)            (769)
        Increase (decrease) in income taxes payable                      2             177           (1,158)
        Decrease in interest receivable                               (135)           (409)            (309)
        Increase (decrease) in interest payable                       (223)          1,611              707
        Proceeds from sales of mortgage loans                       20,711          17,241           17,045
        Origination of mortgage loans held for sale                (20,884)        (17,512)         (16,050)
        Dividend income from Federal Home Loan Bank                   (654)           (427)            (327)
        Gain on sale of available for sale securities                  ---               4              355
        Other operating activities                                    (451)           (160)             439
                                                                 ---------       ---------        ---------
Net cash provided by operating activities                           15,525          15,226           15,242
                                                                 ---------       ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash flows from federal funds sold                              30,880         (54,810)          (1,120)
Proceeds from sales of available for sale securities                   ---              87           10,782
Proceeds from maturities of available for sale
    and held to maturity securities                                 42,026          19,577           12,153
Purchase of investment securities available for sale               (11,013)            ---              ---
Purchase of investment securities held to maturity                 (16,554)        (24,165)          (9,230)
Net cash flows from loan activities                                (97,663)        (35,587)        (101,951)
Purchases of premises and equipment                                 (1,359)           (450)          (1,669)
Proceeds from the sale of other real estate owned                      305           1,423              566
Cash invested in other real estate owned                              (281)           (101)            (178)
Other investing activities                                            (478)            ---              ---
                                                                 ---------       ---------        ---------
Net cash used by investing activities                              (54,137)        (94,026)         (90,647)
                                                                 ---------       ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in demand deposit accounts                               16,021         (43,205)         (39,912)
Net change in certificates of deposit                               13,635         144,820           72,976
Net change in federal funds purchased                                4,415          (2,019)           3,575
Advances from the Federal Home Loan Bank                            55,000             ---           45,000
Repayments to the Federal Home Loan Bank                           (35,000)        (22,500)          (7,500)
Principal payments on long term-debt                                   (36)           (812)            (172)
Other financing activities                                             (26)            143               79
                                                                 ---------       ---------        ---------
Net cash provided by financing activities                           54,009          76,427           74,046
                                                                 ---------       ---------        ---------
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                      15,397          (2,373)          (1,359)

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                        19,708          22,081           23,440
                                                                 ---------       ---------        ---------
CASH AND DUE FROM BANKS AT END OF YEAR                             $35,105         $19,708          $22,081
                                                                 =========       =========        =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest                             $30,323         $27,736          $19,932
Cash paid during the year for income taxes                          $7,920          $6,073           $5,554
                                                                 =========       =========        =========


SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES

Other real estate acquired in settlement of loans in 1995 and 1994 was $883 thousand, and $187 thousand, respectively.

Sales of other real estate financed by the Bank in 1996 and 1995 were $570 thousand, and $90 thousand, respectively.

The accompanying notes are an integral part of these financial statements.


                                   PAGE FIVE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In Thousands, except number of shares

                                                              Common Stock                            Net Unrealized
                                                       --------------------------       Retained      Gains (Losses)
                                                         Shares          Amount         Earnings      On Securities     Total
                                                       ----------      ----------      ----------      ----------     ----------
Balance, December 31, 1993                              3,799,477         $34,678          $6,489             ---        $41,167

Adoption of SFAS No. 115                                                                                   $1,143          1,143
Net income for 1994                                           ---             ---          10,360             ---         10,360
Stock options exercised                                    16,100              96             ---             ---             96
Stock dividend                                            380,295           9,128          (9,128)            ---            ---
Fractional shares purchased, (net)                            563              15             ---             ---             15
Unrealized losses on available
    for sale securities, net of tax
    effect                                                    ---             ---             ---          (2,322)        (2,322)
                                                       ----------      ----------      ----------      ----------     ----------

Balance, December 31, 1994                              4,196,435          43,917           7,721          (1,179)        50,459

Net income for 1995                                           ---             ---          12,615             ---         12,615
Stock options exercised                                    24,821             159             ---             ---            159
Three-for-two split                                     2,100,651             ---             ---             ---            ---
Fractional shares purchased, (net)                            348               8             ---             ---              8
Unrealized gains on transfer from
    held to maturity to available
    for sale, net of tax effect                               ---             ---             ---             237            237
Unrealized gains on available
    for sale securities, net of tax
    effect                                                    ---             ---             ---           1,875          1,875
                                                       ----------      ----------      ----------      ----------     ----------

Balance, December 31, 1995                              6,322,255          44,084          20,336             933         65,353

Net income for 1996                                           ---             ---          14,617             ---         14,617
Stock options exercised                                    31,283             160             ---             ---            160
Stock dividend                                            442,831          11,956         (11,956)            ---            ---
Fractional shares purchased, (net)                            797              20             ---             ---             20
Stock exchange for Washington
    Banking Company stock                                  33,500             971             ---             ---            971
Unrealized losses on available
    for sale securities, net of tax
    effect                                                    ---             ---             ---            (804)          (804)
                                                       ----------      ----------      ----------      ----------     ----------
Balance, December 31, 1996                              6,830,666         $57,191         $22,997            $129        $80,317
                                                       ==========      ==========      ==========      ==========     ==========


The accompanying notes are an integral part of these financial statements.


                                    PAGE SIX

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT SECURITIES - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity, 2) available for sale, or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included as a separate component of shareholders' equity net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

The Corporation did not have any investment securities categorized as trading securities at December 31, 1996 and 1995.

LOANS AND RELATED INCOME - On January 1, 1995 the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." Under this Statement, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Concurrently, the Corporation adopted SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." This Statement amends SFAS No. 114 to require information about certain impaired loans and their related income recognition. The adoption of these statements did not have a material effect on the Corporation's financial condition and results of operations. Loans are stated at the principal balance outstanding, adjusted for unearned discounts, the net of unamortized nonrefundable fees and related direct loan origination costs, and direct charge-offs. Interest income is accrued as earned.



                                   PAGE SEVEN

Net deferred fees and costs are generally amortized into interest income as an adjustment to the loan yield. Expenses deferred (principally personnel expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

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



                                   PAGE EIGHT

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

INCOME TAX - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between the Bank's financial statements and its tax returns.

RETIREMENT PLANS - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $1.3 million in 1996, $1.2 million in 1995, and $1.1 million in 1994. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 5% of employees eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

ADVERTISING COSTS - The Bank expenses advertising costs as they are incurred and are not considered to be material.

FINANCIAL INSTRUMENTS - In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

STOCK OPTION PLANS - The Corporation recognizes the financial effects of stock options in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Stock options are issued at a price equal to the fair value of the Corporation's stock as of the grant date. Under APB 25 options issued in this manner do not result in the recognition of employee compensation in the Corporation's financial statements.



                                   PAGE NINE

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

RECLASSIFICATIONS - Certain amounts in prior years' financial statements have been reclassified to conform to the 1996 presentation.

NOTE TWO - INVESTMENTS

Investments in federal funds sold are made with major banks which are approved by the Board of Directors. The Bank has an investment policy that permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:

In Thousands
------------


1996                                                     Gross             Gross
----                                  Amortized        Unrealized        Unrealized           Fair
Available for sale                      Cost             Gains             Losses             Value
                                     -----------      ------------       -----------      -----------
    U.S. Treasury                           $758               $30               ---             $788
    U.S. Agencies                         45,824               187             ($308)          45,703
    Corporate bonds                       40,578               491              (202)          40,867
    Equities                               9,270               ---               ---            9,270
                                     -----------      ------------       -----------      -----------
                                          96,430               708              (510)          96,628
                                     -----------      ------------       -----------      -----------
Held to maturity
    State and municipal bonds             29,727             1,106               (34)          30,799
    Certificates of deposit                4,775               ---               ---            4,775
                                     -----------      ------------       -----------      -----------
                                          34,502             1,106               (34)          35,574
                                     -----------      ------------       -----------      -----------
Total Securities                        $130,932            $1,814             ($544)        $132,202
                                     ===========      ============       ===========      ===========

1995
----
Available for sale
    U.S. Treasury                         $2,759               $96               ---           $2,855
    U.S. Agencies                         46,381               552             ($246)          46,687
    Corporate bonds                       44,197             1,144              (125)          45,216
    Equities                               7,542               ---               ---            7,542
                                     -----------      ------------       -----------      -----------
                                         100,879             1,792              (371)         102,300
                                     -----------      ------------       -----------      -----------
Held to maturity
    U.S. Agencies                          2,210                19               (12)           2,217
    State and municipal bonds             30,046             1,289               (55)          31,280
    Corporate bonds                        7,370                 9               (37)           7,342
    Certificates of deposit                3,050               ---               ---            3,050
                                     -----------      ------------       -----------      -----------
                                          42,676             1,317              (104)          43,889
                                     -----------      ------------       -----------      -----------
Total Securities                        $143,555            $3,109             ($475)        $146,189
                                     ===========      ============       ===========      ===========


                                    PAGE TEN

Contractual maturities of investment securities as of December 31, 1996 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

In Thousands                        Available for Sale        Held to Maturity
------------                        Amortized    Fair        Amortized      Fair
    Maturity                         Cost        Value        Cost         Value
                                  ---------   ---------    ---------    ---------
    Less than one year              $22,215     $22,206       $4,900       $4,901
    One to five years                22,716      23,048        1,122        1,169
    Five to ten years                49,980      49,818       25,449       26,378
    Over ten years                    1,519       1,556        3,031        3,126
                                  ---------   ---------    ---------    ---------
                                    $96,430     $96,628      $34,502      $35,574
                                  =========   =========    =========    =========

Proceeds from sales of available for sale securities in 1995 were $87 thousand and $10.8 million in 1994. Gross gains were $35 thousand in 1994. Gross losses were $4 thousand and $390 thousand in 1995 and 1994, respectively.

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 13% and 16% of the investments in corporate bonds at December 31, 1996 and 1995, respectively, consisted of investments in companies doing business in the financial services industry.

Investment securities, with a book value of $27.2 million and $18.7 million with fair values of $27.1 million and $18.8 million in 1996 and 1995, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

NOTE THREE - LOANS

The Bank originates commercial, real estate mortgage, construction and land development, and installment loans primarily in Snohomish, Skagit and north King Counties. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed and variable interest rates.



                                  PAGE ELEVEN

Major classifications of loans at December 31 are as follows:

In Thousands                              1996         1995
------------                           ----------  ----------
    Commercial                           $117,551    $127,239
    Real estate commercial                231,379     172,327
    Real estate construction              133,582      96,639
    Real estate mortgage                   99,099      92,711
    Installment                            23,077      19,758
                                       ----------  ----------
                                          604,688     508,674
    Less deferred loan fees                (4,294)     (3,686)
                                       ----------  ----------
                                         $600,394    $504,988
                                       ==========  ==========

Contractual maturities of loans as of December 31, 1996 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

In Thousands                              Within       1-5        After
------------                              1 Year      Years      5 Years        Total
                                        ---------   ---------    --------     ---------
    Commercial                            $58,840     $51,122      $7,296      $117,258
    Real estate commercial                 30,281     188,733      11,327       230,341
    Real estate construction               95,457      35,691         ---       131,148
    Real estate mortgage                   21,670      74,127       2,783        98,580
    Installment                             6,238       9,819       7,010        23,067
                                        ---------   ---------    --------     ---------
                                         $212,486    $359,492     $28,416      $600,394
                                        =========   =========    ========     =========

Loans maturing after                                   1-5        After
    one year with:                                    Years      5 Years
                                                  -----------  ----------
    Fixed rates                                      $316,353     $11,935
    Variable rates                                     43,139      16,481
                                                  -----------  ----------
                                                     $359,492     $28,416
                                                  ===========  ==========



                                  PAGE TWELVE

LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:

In Thousands                                     1996          1995           1994
------------                                   --------      --------       --------
    Balance at the beginning of year            $11,897       $10,410         $7,368
    Provision charged to operating expense        1,980         1,525          3,900
    Deduct
        Loans charged-off                        (1,943)       (2,212)        (2,090)
        Less recoveries                           1,334         2,174          1,232
                                               --------      --------       --------
        Net charged-off loans                      (609)          (38)          (858)
                                               --------      --------       --------
    Balance at the end of year                  $13,268       $11,897        $10,410
                                               ========      ========       ========

The Bank had loans amounting to $3.6 million at December 31, 1996 and $4.4 million at December 31, 1995 that were specifically classified as impaired with an average balance of $3.7 million and $3.5 million, respectively. The allowance for loan losses related to these loans was approximately $662 thousand in 1996 and $1.5 million in 1995. Interest collected on these loans in cash and included in income amounted to $264 thousand in 1996 and $378 thousand in 1995. If interest on these loans had been accrued, such income would have approximated $289 thousand in 1996 and $501 thousand in 1995. At December 31, 1996 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

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

NOTE FOUR - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are comprised of the following:

In Thousands                                     1996          1995
------------                                   --------      --------
    Premises                                    $10,106        $9,001
    Furniture, fixtures and equipment             5,144         5,193
    Land                                          4,510         3,811
    Construction in progress                        254            13
                                               --------      --------
                                                 20,014        18,018
    Less accumulated depreciation                (5,812)       (6,260)
                                               --------      --------
                                                $14,202       $11,758
                                               ========      ========

Depreciation expense on premises and equipment totaled $954 thousand in 1996, $881 thousand in 1995 and $952 thousand in 1994.



                                 PAGE THIRTEEN

NOTE FIVE - INTEREST BEARING DEPOSITS

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands                                          1996         1995
------------                                      -----------   ----------
    Money market and NOW accounts                     $81,010      $69,945
    Savings                                           147,000      141,396
    Time deposits, $100,000 and over                  108,955       91,701
    Other time deposits                               251,276      254,895
                                                  -----------   ----------
                                                     $588,241     $557,937
                                                  ===========   ==========

The total remaining maturity schedule for time deposits is as follows:

In Thousands
------------
     Year ending December 31, 1997          $273,837
                              1998            42,873
                              1999            15,162
                              2000            17,470
                              2001             9,023
                       Thereafter              1,866
                                          ----------
                                            $360,231
                                          ==========

NOTE SIX - CREDIT ARRANGEMENTS

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 14% of total assets.

At December 31, 1996, committed lines of credit agreements totaling approximately $26 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates. There were no borrowings outstanding or compensating balance requirements under these credit arrangements at December 31, 1996 and 1995.

In addition, at December 31, 1996 the Bank has a committed line of credit up to $4.6 million from the Federal Reserve Bank (FRB). Borrowings generally provide for interest at rates as published by the FRB and are secured by U.S. Treasury and Agency securities. There were no borrowings outstanding at December 31, 1996 and 1995.

NOTE SEVEN - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

At December 31, 1996, FHLB advances were scheduled to mature as follows:

                                                     Interest
In Thousands                         Amount            Rates
------------                    -----------       ---------------
    Within one year                  $5,000                  4.7%
    Two to three years                5,000                  5.4%
    Four to five years               25,000           4.98 - 5.8%
                                -----------
                                    $35,000
                                ===========


                                 PAGE FOURTEEN

Advances from FHLB are collateralized by qualifying first mortgage loans and government agency securities as described in the Advances, Security and Deposit Agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:

In Thousands                                            1996            1995
------------                                            ----            ----

    Maximum outstanding at any month-end              $40,000         $37,500
    Average outstanding                                26,544          22,541
    Weighted average interest rates:
        Annual                                           5.54%           5.75%
        End of Year                                      5.12%           5.30%

NOTE EIGHT - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase. The securities underlying the agreements were held by a safekeeping agent under control by the Bank.

Securities sold under agreement to repurchase were $9.5 million in 1996 and $4.7 million in 1995. The average daily balance of outstanding agreements during the period was $7.5 million in 1996 and $1.4 million 1995 with maximum outstanding agreements at any month-end of $9.9 million and $5.7 million, respectively.

NOTE NINE - LONG-TERM DEBT

At December 31, long-term debt was as follows:

In Thousands                                             1996            1995
------------                                             ----            ----

    Mortgage note, due in monthly installments of
    $3 thousand, including interest at 7.5% per
    annum.  The principal remaining any time after
    December 1996 is due upon demand.  Collater-
    alized by a deed of trust.                           $100            $136
                                                         ====            ====


                                  PAGE FIFTEEN

NOTE TEN - INCOME TAX

The components of the provision for income tax are as follows:

In Thousands                         1996        1995         1994
------------                       --------    --------     --------
    Current                          $7,922      $6,250       $5,074
    Deferred                           (842)       (398)        (769)
                                   --------    --------     --------
                                     $7,080      $5,852       $4,305
                                   ========    ========     ========

Deferred taxes result from temporary differences in recognition of income and expense which are reported in different periods for financial reporting purposes and for income tax purposes. The sources of the differences and the resulting deferred income tax provision are as follows:

In Thousands                         1996        1995         1994
------------                       --------    --------     --------
    Loan fees                         ($230)       ($49)        $510
    Provision for loan losses          (687)       (596)      (1,095)
    Other items net                      75         247         (184)
                                   --------    --------     --------
                                      ($842)      ($398)       ($769)
                                   ========    ========     ========

The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:

In Thousands
------------

DEFERRED TAX ASSETS                          1996        1995
                                           --------    --------
    Allowance for possible loan losses,
        in excess of tax reserves            $4,644      $3,952
    Other deferred tax assets                   862         769
                                           --------    --------
    Total deferred tax assets                 5,506       4,721
                                           --------    --------

DEFERRED TAX LIABILITIES

    Other deferred tax liabilities           (1,095)     (1,152)
                                           --------    --------
    Total deferred tax liabilities           (1,095)     (1,152)
                                           --------    --------
    Net deferred tax assets                  $4,411      $3,569
                                           ========    ========

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.



                                  PAGE SIXTEEN

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

In Thousands                                1996                     1995                     1994
------------                        ---------------------    ---------------------    ---------------------
                                      Amount      Rate         Amount      Rate         Amount      Rate
                                    ---------   ---------    ---------    --------    ---------   ---------
   Income tax provision
        at statutory rate              $7,662          35%      $6,502          35%      $4,986          34%

   Effect of nontaxable
        interest income                  (536)         -3%        (574)         -3%        (624)         -4%

   Other                                  (46)        ---          (76)        ---          (57)        ---
                                    ---------   ---------    ---------    --------    ---------   ---------
                                       $7,080          32%      $5,852          32%      $4,305          30%
                                    =========   =========    =========    ========    =========   =========

NOTE ELEVEN - SHAREHOLDERS' EQUITY AND REGULATORY MATTERS

On January 15, 1997, the Board of Directors declared a 7% stock dividend, payable March 17, 1997, to shareholders of record as of January 15, 1997.

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines in the regulatory framework for prompt corrective action, the Corporation must meet specific capital adequacy guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the table) of total and Tier I capital (as defined in the regulations) to risk weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1996 and 1995 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

As of December 11, 1996, the most recent notification from the Bank's primary regulator, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.



                                 PAGE SEVENTEEN

                                                          To Be Well
                                                       Capitalized Under
In Thousands                                           Prompt Corrective        For Capital
------------                          Actual           Action Provisions     Adequacy Purposes
                                      ------           -----------------     -----------------
1996                            Amount       Ratio     Amount      Ratio     Amount        Ratio
----                            ------       -----     ------      -----     ------        -----
    Total Capital (to risk
    weighted assets)
        Consolidated             $88,145      13.40%  $65,774       10.00%   $52,619        8.00%
        Frontier Bank             86,645      13.20%   65,665       10.00%    52,532        8.00%

    Tier I Capital (to risk
    weighted assets)
        Consolidated              79,861      12.14%   39,464        6.00%    26,310        4.00%
        Frontier Bank             78,375      11.94%   39,399        6.00%    26,266        4.00%

    Tier I Capital (to
    average assets)
        Consolidated              79,861      10.13%   39,452        5.00%    31,561        4.00%
        Frontier Bank             78,375       9.95%   39,372        5.00%    31,497        4.00%

1995
----
    Total Capital (to risk
    weighted assets)
        Consolidated             $71,348      12.33%  $57,872       10.00%   $46,298        8.00%
        Frontier Bank             70,923      12.30%   57,664       10.00%    46,131        8.00%

    Tier I Capital (to risk
    weighted assets)
        Consolidated              64,056      11.07%   34,723        6.00%    23,149        4.00%
        Frontier Bank             63,555      11.02%   34,598        6.00%    23,066        4.00%

    Tier I Capital (to
    average assets)
        Consolidated              64,056       8.81%   36,354        5.00%    29,083        4.00%
        Frontier Bank             63,555       8.75%   36,318        5.00%    29,054        4.00%

Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan to the holding company and other affiliates to 10% of its capital stock and surplus (approximately $3.4 million at both December 31, 1996 and 1995).

Under State of Washington regulations, dividends declared by the Bank to be paid to the holding company in any one calendar year may not, without regulatory approval, exceed its net income for that year combined with its retained net income for the preceding two years (approximately $38.8 million at December 31, 1996).


                                 PAGE EIGHTEEN

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $5.8 million in 1996 and $4.7 million in 1995.

NOTE TWELVE - EMPLOYEE STOCK OPTION PLAN

In 1992, the shareholders of the Corporation approved an Incentive Stock Option Plan (the Plan) to promote the best interest of the Corporation, its subsidiaries and its shareholders, by providing an incentive to those key employees who contribute to the operating success of the Corporation.

The maximum number of shares that may be issued under the Plan is ten percent (10%) of the authorized common stock of the Corporation. Options issued and outstanding are adjusted to reflect any future common stock dividends, splits, recaptilization or reorganization. The Board of Directors make available sufficient shares for each option granted, subject to the remaining number of shares available.

Options are granted at the then fair market value and vest in six months. Options expire ten years from the date of grant, and are subject to certain restrictions and limitations.

Proforma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The proforma information recognizes, as compensation, the estimated present value of stock options granted using an option valuation model known as the Black-Scholes model. Proforma earnings per share amounts reflect an adjustment as if the present value of the options were recognized as compensation for the period measured.

There are some variables and assumptions used in the model. For the periods 1996 and 1995, the risk-free interest rate is 6.35% and 5.50%; the dividend yield rate is 0.00% as the Corporation pays no cash dividends; the price volatility is 11.87% and 10.38%; and the weighted average expected life of the options has been measured at 7 years.

Management believes that the variables and assumptions used in the options pricing model are highly subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown below:

In Thousands, except for per share amounts
------------------------------------------

Proforma disclosures                          1996         1995
                                           ---------    ---------
    Net income as reported                   $14,617      $12,615
    Additional compensation for
        fair value of stock options              140          120
                                           ---------    ---------
    Proforma net income                      $14,477      $12,495
                                           =========    =========
    Proforma earnings per share                $2.13        $1.85
                                           =========    =========


                                 PAGE NINETEEN

Stock option transactions were:

                                                                          Weighted
                                        Shares of Common Stock           Average of
                                     ----------------------------    Exercisable Price
                                       Available for    Under             of Shares
                                       Option/Award     Plan             Under Plan
                                     ------------    ------------       ------------
Balance, January 1, 1995                  825,405         114,815              $9.63
    Authorized                          1,000,000             ---                ---
    Granted                               (54,975)         54,975              29.00
    Three-for-two stock split             (12,876)         12,876                ---
    Exercised                                 ---         (24,821)              6.39
    Forfeited                                 404            (404)               N/M
                                     ------------    ------------       ------------
Balance, December 31, 1995              1,757,958         157,441              11.30
    Authorized                                ---             ---                ---
    Granted                               (12,624)         12,624              31.00
    7% stock dividend                     (10,687)         10,687                ---
    Exercised                                 ---         (31,283)              5.11
    Forfeited                                 813            (813)               N/M
                                     ------------    ------------       ------------
Balance, December 31, 1996              1,735,460         148,656             $11.30
                                     ============    ============       ============

The following table summarizes information concerning currently outstanding and exercisable options:

                                Options Outstanding
                               ----------------------        Options Exercisable
                                 Weighted                    -------------------
                                 Average       Weighted                 Weighted
   Range of                     Remaining      Average                   Average
   Exercise     Number         Contractual     Exercise     Number      Exercise
    Prices    Outstanding         Life          Price     Exercisable      Price
   --------  -----------       ----------    -----------  -----------  ---------
   $ 1-10        72,189            2.24          $6.03      72,189         $6.03
    10-20        37,743            4.51          12.04      37,743         12.04
    20-30        26,100            5.95          24.83      26,100         24.83
    30-40        12,624            7.00          31.00         ---          ---

NOTE THIRTEEN - RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 1996, 1995 and 1994 as follows and were within regulatory limitations:

In Thousands                               1996          1995            1994
------------                            ---------      ---------       ---------
Balance at beginning of year               $8,552        $10,044         $5,969
New loans or advances                       3,218          4,123          7,695
Repayments                                 (5,268)        (5,615)        (3,620)
                                        ---------      ---------       ---------
Balance at end of year                     $6,502         $8,552        $10,044
                                        =========      =========       =========


                                  PAGE TWENTY

NOTE FOURTEEN - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases various branch offices under agreements which expire between 1997 and 2014. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitment through 2001 and thereafter is as follows:

In Thousands
------------

    Year ending December 31, 1997                      $353
                             1998                       314
                             1999                       289
                             2000                       256
                             2001                       239
                             Thereafter               2,996
                                                  ---------
                                                     $4,447
                                                  =========

Rental expense charged to operations was $383 thousand in 1996, $380 thousand in 1995 and $244 thousand in 1994.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to Extend Credit and Financial Guarantees - Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 49 percent of loan commitments are drawn upon by customers. While approximately 100 percent of commercial letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.


                                PAGE TWENTY-ONE

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and collateralized basis.

The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 1996 or 1995.

NOTE FIFTEEN - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

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

FHLB advances and long-term debt - Fair value is determined by discounting future cash flows using rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance sheet financial instruments - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments (see Note 14). The fair value of these commitments is not material since they are for a short period of time and subject to customary credit terms.


                                PAGE TWENTY-TWO

In Thousands                                           1996                           1995
------------                                 ------------------------        ------------------------
                                              Carrying         Fair          Carrying          Fair
Assets                                          Value          Value           Value           Value
                                             ---------      ---------        --------        --------
    Cash and due from banks                    $35,105        $35,105         $19,708         $19,708
    Investment securities
        Available for sale                      96,628         96,628         102,300         102,300
        Held to maturity                        34,502         35,574          42,676          43,889
    Federal funds sold                          25,050         25,050          55,930          55,930
    Net loans                                  587,126        592,320         493,091         499,076

Liabilities
    Noninterest bearing deposits                82,275         82,275          83,281          83,281
    Interest bearing deposits                  588,241        589,443         557,937         561,032
    Federal funds purchased
        and securities sold under
        agreements to repurchase                12,011         12,011           7,596           7,596
    FHLB Advances                               35,000         34,807          15,000          14,934
    Long-term debt                                 100            100             136             136

A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 1996 follows:

                                               Amount
                                             ---------
    Commitments to extent credit               $93,898
    Credit card arrangements                     4,401
    Commercial letters of credit                   ---
    Standby letters of credit                    3,304

NOTE SIXTEEN -- PARENT COMPANY (ONLY) FINANCIAL INFORMATION

Condensed balance sheets at December 31:

In Thousands                                    1996           1995
------------                                 ---------      ---------
    Cash                                          $220           $138
    Investment in subsidiaries
        Bank                                    78,475         64,489
        Nonbank                                    157            104
    Investment in Washington Banking
        Company                                    971            ---
    Premises, net                                  ---             70
    Other assets                                   494            552
                                             ---------      ---------
                                               $80,317        $65,353
                                             =========      =========

    Other liabilities                              ---            ---
    Shareholders' equity                       $80,317        $65,353
                                             ---------      ---------
                                               $80,317        $65,353
                                             =========      =========


                               PAGE TWENTY-THREE

NOTE SIXTEEN - PARENT COMPANY (ONLY) FINANCIAL INFORMATION

Condensed statements of income for the years ended December 31:

In Thousands                                          1996     1995       1994
------------                                         -------  -------    -------
    Income
        Dividend from Bank                              $100     $210       $145
        Other dividends                                   18      ---        ---
        Rental                                             1       54        105
        Interest                                           4        2          3
                                                     -------  -------    -------
    Total Income                                         123      266        253
                                                     -------  -------    -------

    Expenses
        Interest                                         ---       13         59
        Personnel                                         97       89         83
        Depreciation and amortization                     77       81        108
        Other                                            203      184        148
                                                     -------  -------    -------
    Total Expenses                                       377      367        398
                                                     -------  -------    -------

    Loss before equity in undistributed income
        of subsidiaries and benefit equivalent to
        income taxes                                    (254)    (101)      (145)

    Benefit equivalent to income taxes                    97       79         67
                                                     -------  -------    -------

    Loss before equity in undistributed income
        of subsidiaries                                 (157)     (22)       (78)

    Equity in undistributed
        income of subsidiaries                        14,774   12,637     10,438
                                                     -------  -------    -------

    Net income                                       $14,617  $12,615    $10,360
                                                     =======  =======    =======


                                PAGE TWENTY-FOUR

NOTE SIXTEEN - PARENT COMPANY (ONLY) FINANCIAL INFORMATION

Condensed statements of cash flows for the years ended December 31:

In Thousands                                             1996          1995          1994
                                                      ----------    ----------    ----------
    Cash flows from operating activities
        Net income                                       $14,617       $12,615       $10,360
    Adjustments to reconcile net income to net cash
        provided by operating activities
            Equity in undistributed income
                of subsidiaries                          (14,874)      (12,847)      (10,583)
            Depreciation and amortization                     77            81           108
            Other operating activities                       (18)          (12)          (23)
                                                      ----------    ----------    ----------
    Net cash flows from operating activities                (198)         (163)         (138)
                                                      ----------    ----------    ----------
    Cash flows from investing activities
        Dividends received                                   100           210           145
                                                      ----------    ----------    ----------
    Net cash flows from investing activities                 100           210           145
                                                      ----------    ----------    ----------
    Cash flows from financing activities
        Sales of common stock                                180           167           111
        Principal payments of long-term debt                --             (84)         (172)
        Other financing activities                          --              (5)         --
                                                      ----------    ----------    ----------
    Net cash flows from financing activities                 180            78           (61)
                                                      ----------    ----------    ----------
    Increase (decrease) in cash                               82           125           (54)
    Cash at beginning of year                                138            13            67
                                                      ----------    ----------    ----------
    Cash at end of year                                     $220          $138            13
                                                      ==========    ==========    ==========

NOTE SEVENTEEN - NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in June 1996. The standard becomes effective January 1, 1997 except for certain requirements for which the required effective date has been deferred until January 1, 1998. The standard establishes criteria for distinguishing between sales and secured borrowings of financial assets. Management believes that provisions of SFAS No. 125 will not have a material effect on its financial condition or reported results of operation.

In December 1996, the Financial Accounting Standards Board issued statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB No. 125", which defers certain requirements of SFAS No. 125 to 1998.


                                PAGE TWENTY-FIVE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW OF REPORTED RESULTS

The Corporation completed the most profitable year since opening, and the eighteenth consecutive year of increased net income. Net income for 1996 was $14.6 million, up 15.9% from 1995. Net income in 1995 was $12.6 million, or up 21.8% as compared to 1994 net income of $10.4 million, which was up 33.7% compared to 1993 income of $7.7 million. Highlights of 1996 include the continuation of double-digit growth in net income accented by excellent expense control, outstanding asset quality, and a strong allowance for credit losses. Capital increased 23% and earnings per share increased 16% to $2.15. Earnings per share have been adjusted to reflect the 7% stock dividend paid in 1996.

The Corporation continues to pursue opportunities for growth and diversification by making an investment of 5.4% in the common stock of Whidbey Island Bank, which has eight offices. The bank converted to the holding company structure in 1996, and is now a subsidiary of Washington Banking Company. Whidbey is a very well run organization with an attractive franchise area.

Return on average assets (ROA) was 1.94% in 1996; 1.82% for 1995; and 1.69% for 1994. Return on average equity (ROE) for 1996 was 20.01%; in 1995 was 21.59%; and 22.21% for 1994.

REGIONAL ECONOMY

The Bank's lending and other activities are concentrated in Snohomish County, Washington, but also includes the northern part of King County, by having branches located in Bothell and Woodinville, Washington, and a third in the Lake City area in north Seattle. In November 1996, the Corporation opened an office in Skagit County, located in Burlington, Washington. Skagit County is the contiguous county north of Snohomish County. The major city in Snohomish County is Everett, and the major city in King County is Seattle, the largest city in the state. These three counties would be considered the market or service area of the Corporation.

The financial performance of the Corporation is directly influenced by economic conditions in its service area. In recent years leading up to 1996, Washington's growth moderated due to employment cutbacks in aerospace manufacturing, however, renewed economic strength and momentum were evident in the fourth quarter of 1995 and in 1996.

Washington State, and more specifically, the north Puget Sound region, has been an attractive area to high-tech, bio-tech and aerospace firms. The reasons for this attraction are three-fold: 1) the region maintains a very close proximity to some of the leading research institutions in the nation at the Fred Hutchinson Cancer Research Center and the University of Washington, 2) the world's largest airplane manufacturer has its main manufacturing facility in Everett, and 3) available land.

Expanded export markets combined with continued new product development by Boeing and high technology companies, especially Microsoft, continue to fuel an improving economy.

The Boeing company has its 747, 767 and 777 assembly plant in Everett, and other assembly and support plants throughout the Puget Sound area. After adding some 13,000 workers in 1996, Boeing continues to search for additional personnel. The Puget Sound Business Journal estimated that more than 70,000 migrants are expected to relocate to Washington in 1997-1998, many of which hope to land a job with Boeing. The report went on to say that Boeing is currently in the midst of its largest volume increase ever, and has revised its production rates upward six times since 1995. Boeing's overall production rate is projected to climb to more than 350 planes for 1997, which is up from 215 for 1996.

What impact this increased volume will have on the local economy is somewhat unclear given that a majority of support companies had reduced production lines and employment due to the past slowdowns.

Microsoft, the world's largest software company and located in Redmond, Washington (east of Seattle), is also becoming a big factor in the economic index. One study indicates that Microsoft directly or indirectly accounted for $2.2 billion of the total Gross State Product, which totaled more than $148 billion. Additionally, the study says that nine out of ten Microsoft employees live and spend their money in King County. With 9,000 employees that could mean $1.2 billion. It is estimated that Microsoft filled the gap created several years ago when Boeing orders fell sharply. The Bank currently has a branch application approved for Redmond, and estimates an opening date in the second quarter of 1997.


                                 PAGE TWENTY-SIX

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

The forecast for Snohomish County, and Everett, appears bright. The aircraft carrier Abraham Lincoln arrived at the Everett Home Port in December 1996, and will eventually be home for an eleven-ship task force. A study performed on the impact of this Home Port on the Washington economy, shows that in 1996, military salaries, direct and indirect multipliers and procurement will total $387.6 million. That number is estimated to grow to $411.2 million through 1998.

While the forecast appears bright for a stable economic environment, management continues to be cautiously optimistic regarding the level of future earnings.

FINANCIAL REVIEW/BALANCE SHEET

The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, and business and competitive factors.

Based on the balances at year-end 1996, assets increased $68.4 million, or 9.3%; increased $92.6 million in 1995, or 14.4%; and increased $84.5 million, or 15.2% in 1994. Average earning assets as a percent of total average assets (see page
35), were 95.7%, or $720.5 million in 1996; 95.6%, or $661.1 million in 1995;
and 94.1%, or $575.1 million in 1994. Local economic conditions were the largest factor contributing to the growth in earning assets from 1994 through 1996.

Loans increased $95.4 million, or 18.9% in 1996, increasing substantially over the 1995 growth of $34.5 million, or 7.3%. This compares to loan growth of $100.9 million, or 27.3% in 1994. In 1996, the investment portfolio decreased $13.8 million, or 9.6%. In 1995, it increased $8.6 million to $145.0 million, or 6.3%, and decreased in 1994 versus 1993, by $15.2 million, or 10.0%. The reason for the decline in 1996 was to shift funds from maturing investments into the loan portfolio. The earning asset with the largest increase for the year was real estate commercial loans, which increased $58.8 million, or 34.2%. Management attributes this increase to improving local economic conditions and the ability to be very competitive in this type of lending. In 1995, federal funds sold had the largest increase, which reflects the decrease in loan demand during that period. In 1994, loan demand was strong, and it was necessary to shift cash flows and additional borrowings from the Federal Home Loan Bank of Seattle (FHLB) into loans.

The primary source of funds for earning assets are deposits and borrowings. Total deposits were up $29.3 million, or 4.6% in 1996; $101.6 million, or 18.8% in 1995; and increased $33.1 million, or 6.5% in 1994. Money Market and NOW accounts were up $11.1 million, or 15.8% for the year, which is a change in the trend for these type of deposits. In 1995, these balances were down $.7 million, or 1.0%; and down $6.8 million, or 8.8% in 1994. Savings accounts were up $5.7 million, or 4.0% in 1996, also reversing a previous downward trend. In 1995, these deposits were down $54.0 million or 27.6%; and down $32.0 million, or 14.1% in 1994. Time certificates of deposit (cd's) increased $13.6 million, or 3.9% in 1996, which growth is substantially below that of 1995, when cd's increased $144.8 million, or 71.8%; and increased $73.0 million in 1994, or 56.7%. A slowing of the growth in deposits in 1996, (as compared to the growth of loans) was planned by management, reversing the slower growth in 1995 of the loan portfolio.

The 1996 results of operations include the following contributing factors, which are discussed more fully in the following pages of the financial review.

        1.  Net income increased $2.0 million in 1996, or 15.9%;
        2.  Loan quality is excellent;
        3.  The reserve for loan losses is strong at 2.21% of total loans;
        4. Average capital to average assets increased from 8.45% in 1995 to 9.70% in 1996.

NET INTEREST INCOME

Net interest income is the Corporation's principal source of revenue and is comprised of interest income on earning assets, less interest expense on interest bearing liabilities. The net interest margin is net interest income expressed as a percent of average earning assets and represents the difference between the yield on earning assets and the composite interest rate paid on all sources of funds.

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. References to net interest income and net interest margin in this discussion represent taxable equivalent amounts using a tax rate of 35%.


                                PAGE TWENTY-SEVEN

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

The cost of funds and asset yields for the Corporation during the last three years reflect the level of general interest rates, but more so the competitive nature of the financial services industry. For the year 1996, the average yield on earning assets dropped 12 basis points, and the average cost of interest bearing liabilities dropped 22 basis points. In 1995, the yield on average earning assets was up 31 basis points and the average cost of interest bearing liabilities increased 107 basis points. In 1994, the yield on average assets dropped 1 basis point, while the average cost of interest bearing liabilities dropped 12 basis points. The slight decline in 1994 in interest bearing liabilities was in spite of the Corporation increasing rates paid on deposit accounts fourteen times. 1995 was a difficult year for the interest rate spread due to less than dynamic loan demand and paying deposit rates consistent with prudent liquidity management. In 1996, rates leveled out and were subject to liquidity adjustments and competitive factors. The net interest margin, was 5.40% in 1996; 5.26% in 1995; and 5.80% in 1994 (see "Liquidity" and "Interest
Rate Risk" in this section). As noted on page 36 of this report, it was the growth, or volume, which contributed mostly to the increased net interest earnings of the Corporation for all three years. The following is a more detailed discussion of the factors comprising net interest income.

Net interest income is impacted primarily by changes in the volume and mix of earning assets and funding sources, market rates and asset quality. Tables 1 and 2 of this report present an analysis of the changes in net interest income. Table 1 (Average Balances) indicates the changes in the average balance of accounts, and Table 2 (Rate/Volume Analysis) indicates the causes of the changes in net interest income; whether by changes in the average balance (Volume) or changes in interest (Rate).

Table 1 indicates that net interest income totaled $38.9 million, an increase of $4.1 million, or 11.8% in 1996. In 1995, net interest income totaled $34.8 million, an increase of 4.2%, and $33.4 million in 1994, an increase of $6.0 million, or 21.9%. Table 2 indicates that of the $4.1 million increase in net interest income, there was an increase in interest income of $4.9 million and an increase in interest expense of $.8 million, which leaves a net increase in net interest income of $4.1 million. Using the tables in the same fashion, Table 1 indicates that net interest income for 1995 totaled $34.8 million, which was $1.4 million over 1994. Table 2 indicates there was an increase in interest income of $10.1 million and an increase in interest expense of $8.7 million, which leaves an increase in net interest income of $1.4 million.

LOAN PORTFOLIO

Average loans grew $69.7 million, or 14.4% in 1996; $59.1 million, or 13.9% in 1995, and $88.3 million, or 26.1% in 1994. In 1996, average real estate commercial loans again had the largest dollar growth by increasing $48.4 million, or 30.1%. This was followed by real estate construction loans, which increased by $19.5 million, or 21.5%. For 1995, real estate commercial loans had the largest growth of $43.5 million, or 37.2%. This was followed by real estate residential loans which increased $15.7 million, or 20.9% for the year. In 1994, real estate commercial loans also had the largest growth at $41.0 million, or 53.8%, and real estate construction loans had the second largest growth at $27.8 million, or 41.9%.

The yield on loans continued to ease in 1996, dropping from a 1995 average of 10.74% to 10.37%. The yield in 1995 increased 51 basis points, however, during the last two quarters of 1995, they trended lower due to lack of demand. Management estimates loan rates have leveled off for the time being. At December 31, 1996, 74% of the portfolio was fixed rate and 26% variable rate. At year-end 1995, 63% of the portfolio was fixed rate and 37% was variable rate. At year-end 1994, 62% was fixed rate, and 38% was variable rate. Management has recognized that the number of fixed rate loans in the portfolio increased significantly in 1996. While it would be desirable to have more variable rate loans if general interest rates were to increase, it should be recognized that many of the fixed rate loans are real estate construction loans that have short (less than one year) maturities. For more information on repricing of assets and liabilities, please see the section "Interest Rate Risk" later in this report.

Interest and fee income from loans increased $5.4 million, or 10.4% in 1996; increased $8.6 million, or 19.6% in 1995, and $8.4 million, or 23.7% in 1994. The earnings on the $69.7 million increase in the 1996 average balance of loans, resulted in increased income of $7.5 million, while a decrease in interest rates decreased interest income by $2.1 million. The earnings on the $59.1 million increase in 1995 average balances of loans, resulted in increased income of $6.0 million, while an increase in interest rates increased income by $2.8 million. The earnings on the $88.3 million increase in 1994 average balances of loans resulted in increased income of $9.5 million, and a decrease in interest rates reduced interest income by $1.2 million. Loan fee income totaled $4.5 million in 1996, $3.9 million in 1995, and $4.0 million in 1994.

The Bank has a VISA card department which began issuing cards to both consumers and businesses in 1993. At year-end 1996, the department had $5.6 million in credit lines and outstanding balances of $1.2 million, an increase of 33.3% over 1995. At year-end 1995, the department had $4.0 million in credit lines, and $.9 million in active balances, and $3.1 million in credit lines and $.7 million in active balances in 1994. In 1996, the Bank successfully launched a debit card program.

In 1997, management expects loan demand to remain consistent with the growth rate in 1996.


                                PAGE TWENTY-EIGHT

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

LOAN LOSS PROVISION

The provision for loan losses increased $455 thousand, or 29.8% in 1996; decreased $2.4 million, or 60.9% in 1995, and increased $.9 million in 1994, or 33.3%. In 1996, the growth of the reserves set aside for loan losses was consistent with the growth in total loans. The small growth of the loan portfolio in 1995 and continued loan quality did not require as large a contribution in 1995 as compared to prior years.

The allowance for loan losses was 2.21% of total loans in 1996, 2.36% of total loans at year-end 1995, and 2.21% of total loans at year-end 1994. This ratio changes when 1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 1996, management considered the reserve to be adequate. Please refer to Note 3, page 13 of this report for details regarding changes in the level of the allowance.

The allowance for loan losses as a percent of impaired loans was 379% at year-end 1996, 270% for year-end 1995, and 391% for year-end 1994. Management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life of the portfolio. Accordingly, the ratio of the allowance for loan losses to impaired loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled.

INVESTMENTS

Total interest income from investments, including federal funds sold, decreased $542 thousand in 1996; increased $1.5 million in 1995, and increased $.5 million in 1994. The decrease in average balances of $10.2 million in 1996, decreased income by $630 thousand, while an increase in rates increased interest income by $88 thousand. The increase in average investment balances of $26.9 million in 1995, contributed $.9 million to income, while rate changes accounted for an increase of $.6 million to income. The increase of $6.2 million in the 1994 average balance of investments contributed $2.2 million to income, while rate changes accounted for a decrease of $1.7 million in income.

There were no securities losses in 1996; no significant securities losses in 1995, and losses of $355 thousand in 1994. The 1994 losses were taken as part of management efforts to improve the value, while reducing the volatility of the portfolio.

INTEREST EXPENSE

Total interest expense in 1996 increased $753 thousand, or 2.6%; increased $8.7 million in 1995, or 42.2%, and increased $2.9 million in 1994, or 16.1%. The increase of $39.5 million in the 1996 average balances of interest bearing liabilities, contributed $2.5 million to interest expense, while decreased interest rates decreased interest expense by $1.7 million. The increase of $65.5 million in the 1995 average balance of interest bearing liabilities contributed $4.9 million to expense, while an increase in average rate accounted for an increase of $3.8 million in interest expense. The increase of $78.8 million in the 1994 average balance of interest bearing liabilities contributed $4.4 million to expense, while a decrease in average rate accounted for a decrease of $1.6 million in interest expense.

In 1996, increases in the average balance of interest bearing core deposits (Money Market and NOW accounts) increased interest expense by $220 thousand, while increased short-term borrowings and long-term debt increased interest expense by $550 thousand. In 1995, increases in the average balances and rates on interest bearing core deposits increased interest expense by $9.1 million, and short-term borrowings and long-term debt decreased interest expense by $403 thousand. In 1994, increases in the average balances of interest bearing core deposits (netted down by lower rates) increased interest expense by $1.1 million, and increased short-term borrowings and long-term debt increased interest expense by $1.7 million.

OTHER NONINTEREST INCOME

Noninterest income totaled $3.7 million, up $286 thousand, or 8.4% in 1996; totaled $3.4 million in 1995, up $507 thousand, or 17.4%; and totaled $2.9 million, down $ 1.5 million, or 33.6% in 1994. In a developing flat-to-downward trend, service charges decreased $16 thousand, or 1.0% in 1996; increased a slight $4 thousand in 1995, or .2%, and had a small growth of $43 thousand, or 2.8% in 1994. Deposits have grown at a substantially higher rate than service charges, but growth in accounts most susceptible to service charges has remained somewhat flat. Also, management estimates that more customers are maintaining higher balances to avoid service charges. The number of accounts susceptible to service charges increased 535 in 1996, or 2.8%; decreased 237 accounts in 1995, or 1.2%, and increased 106 accounts in 1994, or .6%.


                                PAGE TWENTY-NINE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

Other income increased $291 thousand in 1996, or 8.5%; increased $152 thousand, or 9.0% in 1995, and decreased $1.5 million in 1994 (excluding securities gains/(losses). The increase in 1996 was due to an increase in trust department fees of $151 thousand and an increase in non-recurring income of $189 thousand on the sale of other real estate owned. The increase in 1995 is due to non-recurring income of $157 thousand on the sale of other real estate owned, and interest of $98 thousand on amended tax returns. In 1996, insurance and financial services fees increased $50 thousand, or 58.8% for the year. Broker loan fees, (secondary market loan origination fees) increased only $5 thousand. In 1995, insurance and financial services income was down $118 thousand, or 58.1% for the year, along with a decrease of $142 thousand, or 45.0% in broker loan fees. Gains on the sale of mortgage loans accounted for a $1.0 million decrease in other income in 1994. Income from this same source again dropped in 1995 to $174 thousand from $316 thousand in 1994, or 44.9%. The reason for this large decline is due to high long-term interest rates in 1994 which all but halted the mortgage loan and refinance business. Although 1995 brought with it lower interest rates, it was not until the fourth quarter of 1995 that the Corporation began experiencing a slight increase in fee income from those activities.

As previously stated, trust department income increased $151 thousand, or 26.7% in 1996. In 1995, income increased $116 thousand, or 25.8% to $565 thousand, and increased $10 thousand, or 2.3% in 1994. The market value of trust assets managed at year-end 1996 was $119.5 million, up $12.6 million, or 11.8%. In 1995 assets increased to $106.9 million, up $34.2 million, or 47.0%, and at year-end 1994 was $72.7 million, up $6.4 million, or 9.7%.

OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $767 thousand to $17.9 million, or 4.5% in 1996; increased $513 thousand, or 3.1% in 1995, and decreased $125 thousand, or
 .7% in 1994.

Salaries and employee benefits increased $1.1 million, or 11.2% in 1996; increased $.7 million or 7.0% in 1995, and increased $.8 million, or 8.9% in 1994. The increase in salaries, only, for 1996 was $.8 million, or 10.7% over 1995. This increase was attributable to an increase in staff of 7.5%, and the remainder is attributable to merit raises. The increase in salaries of 4.7% in 1995 was attributable to an increase in staff. The increase in salaries of 8.8% in 1994 was due to the Bank of Northshore personnel being on the payroll for a full year in 1994, and merit increases.

Employee benefits increased $357 thousand in 1996. This increase is due, for the most part, to an increase in the profit sharing contributions of $252 thousand. Employee benefits increased $335 thousand, or 13.2% for 1995. This increase was attributable to an increase of $160 thousand, or 11.9% in profit sharing contributions, and an increase of $41 thousand, or 7.2% in social security taxes. In 1994, employee benefits increased $215 thousand to $2.5 million, or 9.3%. The major component of this increase was an increase in the profit sharing contribution of $262 thousand, or 31.3% from 1993. These increases are a function of increased profits of the Corporation.

Occupancy expense was up $41 thousand, or 1.6% in 1996 to $2.5 million. In 1995, this expense was $2.5 million up $178 thousand, or 7.7%, and $2.3 million in 1994, down $51 thousand, or 2.1% over 1993. In 1996, approximately 38% of occupancy expense is depreciation. The increase in 1996 was due to an increase in facilities. The increase in 1995 was due to office rental costs which increased $146 thousand to $389 thousand, or 60.1%.

Other expense decreased $390 thousand in 1996, or 8.3%. Although state and local taxes increased $239 thousand, FDIC insurance premiums dropped to $2 thousand in 1996, compared with premiums of $633 thousand paid in 1995. Additionally, FDIC insurance premiums for 1995 were down $477 thousand or 43.0% due to the Bank Insurance Fund reaching its congressionally mandated level. FDIC insurance premium increases in prior years were the result of increases imposed by the Financial Institutions Reform and Recovery Act of 1989, and higher deposit balances. Other expense, increased $25 thousand, or .8% in 1995 to $3.2 million, reflecting the continued emphasis on maintaining low overhead costs, and decreased by $513 thousand, or 13.9%, in 1994 for the same reason.

Many banks and bank holding companies use a computation called the "efficiency ratio" to measure overhead and costs. This ratio is then compared to others in the industry. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income and other noninterest income. The lower the number, the more efficient the organization. The Corporation's efficiency ratio for 1996 was 43.1%; 46.2% in 1995; and 47.3% in 1994. The Corporation's ratio is considered excellent for the industry.


                                  PAGE THIRTY

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

ASSET AND LIABILITY MANAGEMENT

Assets and liabilities are managed to maximize long-term shareholder returns by optimizing net interest income within the constraints of maintaining high credit quality, conservative interest rate risk policies and prudent levels of leverage and liquidity. The Asset and Liability Committee meets monthly to monitor the composition of the balance sheet, to assess current and projected interest rate trends and to formulate strategies consistent with established objectives for liquidity, interest rate risk and capital adequacy.

LIQUIDITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Cash flows from operations contribute significantly. As indicated on page 5 of this report, net income for 1996 contributed $14.6 million to liquidity. In 1995, net income from operations contributed $12.6 million. Borrowing represents an important and manageable source of liquidity based on the Corporation's ability to raise new funds and renew maturing liabilities in a variety of markets. Liquidity is also obtained by maintaining assets that are readily convertible to cash at minimal cost through maturities and sales.

Deposits generated through the Corporation's branch network is the most important source of liquidity. In 1996, core deposits (Money Market, NOW and savings accounts) funded $16.0 million of the growth in assets. Whereas, net borrowings from the Federal Home Loan Bank of Seattle (FHLB) funded $20.0 million of the growth. Additional funds of $13.6 million came from cd's, and $4.4 million came from federal funds purchased and securities sold under agreements to repurchase.

Funding sources were somewhat different in 1995. Core deposits were running off, federal funds purchased and the FHLB were repaid, so all funding of assets came from increased cd balances of $144.8 million.

In 1996, maturing securities totaled $42.0 million, and represent a highly accessible source of liquidity. Net maturities provided $14.5 million in liquidity, with $27.6 million of the total $42.0 million in maturities being reinvested in the portfolio. In 1995, maturing securities provided $19.6 million in liquidity, and $24.2 million was reinvested in the portfolio.

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

The charts below indicate the maturity schedule for earning assets as of December 31, 1996 and 1995:

MATURITY SCHEDULE FOR INVESTMENTS AND LOANS
(Amortized cost used for investments)

                                                                                                    Percent
In Thousands                                                             Total          Total      of Total
------------                  0-1            1-5           After        Carrying        Fair         Fair
December 31, 1996             Year          Years         5 Years         Cost          Value        Value
                            ---------      ---------     ---------      ---------     ---------    --------
    Investments               $27,115        $23,839       $79,979       $130,933      $132,203       17.6%

    Loans                     212,486        359,492        28,416        600,394       592,320       79.0%

    Federal Funds sold         25,050             --            --         25,050        25,050        3.4%
                            ---------      ---------     ---------      ---------     ---------    --------
          Total              $264,651       $383,331      $108,395       $756,377      $749,573      100.0%
                            =========      =========     =========      =========     =========    ========

                                 PAGE THIRTY-ONE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

MATURITY SCHEDULE FOR INVESTMENTS AND LOANS
(Amortized cost used for investments)

                                                                                                   Percent
In Thousands                                                              Total         Total     of Total
------------                  0-1            1-5           After        Carrying        Fair        Fair
December 31, 1995             Year          Years         5 Years         Cost          Value       Value
                            ---------      ---------    ---------       ---------     ---------   ---------
    Investments               $28,275        $36,713       $78,567       $143,555      $146,189       20.5%

    Loans                     169,727        310,947        24,314        504,988       510,973       71.7%

    Federal Funds sold         55,930             --            --         55,930        55,930        7.8%
                            ---------      ---------    ---------       ---------     ---------   ---------
        Total                $253,932       $347,660      $102,881       $704,473      $713,092      100.0%
                            =========      =========    =========       =========     =========   =========

As indicated in the chart, $264.7 million in aggregate loans, investments and federal funds sold were available liquidity at year-end 1996, or 35.0% of carrying value. At year-end 1995, $253.9 million in aggregate loans, investments and federal funds sold were available, or 36.0% of carrying value. At year-end 1994, $186.3 million in aggregate loans, investments and federal funds sold were available, or 30.6% of carrying value. Some of the other sources of liquidity are additional borrowings from the FHLB, or participation in the Treasury Department's short-term note program, borrowings at the Federal Reserve Bank, or borrowings from correspondent banks (see Note 6).

INTEREST RATE RISK

Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility under varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

In 1995, the Corporation began the process of selecting a model to measure this risk. During 1996, the model was chosen and interface with the mainframe established. Preliminary simulation tests are now being performed, and the model should be fully operational in 1997.

Meanwhile, the Corporation continues to utilize the "gap" theory for measurement of interest rate sensitivity, the previous method used before interest rate risk. This analysis provides a general measure of interest rate risk but does not address complexities such as prepayment risk, interest rate dynamics, interperiod sensitivities, interest rate floors and ceiling imposed on financial instruments, and customers' responses to interest rate changes.

Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability which matures, or is subject to repricing within one year, to be interest-sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates might have an adverse impact on earnings as interest income decreases faster than interest expense. This assumes that management adjusts rates equally as general interest rates fall. Conversely, an increase in interest rates would increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Corporation's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

Management does not use interest rate risk management products such as interest rate swaps, hedges, or derivatives, nor does management intend to use such products in the future.

The Corporation's interest rate sensitive positions at December 31, 1996 and 1995 are shown in the following tables:


                                 PAGE THIRTY-TWO

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

REPRICING CHARACTERISTICS OF EARNING ASSETS AND INTEREST BEARING LIABILITIES (Amortized cost used for investments)


In Millions                                                   Total                                           Non
-----------                             0-3        4-12     within one       1-5      5-10       Over       interest
December 31, 1996                     Months      Months       Year         Years     Years     10 Years    Sensitive    Total
-----------------                   ---------    ---------   ---------   ---------  ---------   ---------   ---------   ---------
Earning assets

   Investment securities                  $18           $9         $27         $24        $75          $5          --        $131
    Loans (1)                             191           92         283         306          7          --          $4         600
    Federal funds sold                     25           --          25          --         --          --          --          25
                                    ---------    ---------   ---------   ---------  ---------   ---------   ---------   ---------
Total earning assets                     $234         $101        $335        $330        $82          $5          $4        $756
                                    =========    =========   =========   =========  =========   =========   =========   =========

Interest bearing liabilities

    Money market & NOW                    $82           --         $82          --         --          --          --         $82
    Savings deposits                      147           --         147          --         --          --          --         147
    Time deposits                          89         $184         273         $84         $2          --          --         359
                                    ---------    ---------   ---------   ---------  ---------   ---------   ---------   ---------
Total interest bearing deposits           318          184         502          84          2          --          --         588
    Other                                  17           --          17          30         --          --          --          47
                                    ---------    ---------   ---------   ---------  ---------   ---------   ---------   ---------
Total interest bearing liabilities       $335         $184        $519        $114         $2          --          --        $635
                                    =========    =========   =========   =========  =========   =========   =========   =========
Incremental gap                         ($101)        ($83)      ($184)       $216        $80          $5          $4        $121
Cumulative gap                          ($101)       ($184)      ($184)        $32       $112        $117        $121        $121

Gap as a percent of
    total earning assets                -13.4%       -24.3%      -24.3%       4.2%      14.8%       15.5%       16.0%
                                    =========    =========   =========   =========  =========   =========   =========


In Millions                                                  Total                                             Non
-----------                            0-3        4-12     within one       1-5        5-10        Over      interest
December 31, 1995                     Months     Months       Year         Years       Years     10 Years    Sensitive     Total
-----------------                   ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
Earning assets

   Investment securities                  $12         $16         $28          $37         $65         $14          --        $144
    Loans (1)                             201          54         255          243           3                      $4         505
    Federal funds sold                     56          --          56           --          --          --          --          56
                                    ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
Total earning assets                     $269         $70        $339         $280         $68         $14          $4        $705
                                    =========   =========   =========    =========   =========   =========   =========   =========

Interest bearing liabilities

    Money market & NOW                    $70          --         $70           --          --          --          --         $70
    Savings deposits                      141          --         141           --          --          --          --         141
    Time deposits                          89        $158         247          $98          $2          --          --         347
                                    ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
Total interest bearing deposits           300         158         458           98           2          --          --         558
    Other                                   8          --           8           10           5          --          --          23
                                    ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
Total interest bearing liabilities       $308        $158        $466         $108          $7          --          --        $581
                                    =========   =========   =========    =========   =========   =========   =========   =========
Incremental gap                          ($39)       ($88)      ($127)        $172         $61         $14          $4        $124
Cumulative gap                           ($39)      ($127)      ($127)         $45        $106        $120        $124        $124

Gap as a percent of
    total earning assets                 -5.5%      -18.0%      -18.0%         6.4%       15.0%       17.0%       17.6%
                                    =========   =========   =========    =========   =========   =========   =========

(1) Includes nonaccruing loans.



                               PAGE THIRTY-THREE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued

For many years, the gap of the Corporation has been negative, with rate-sensitive liabilities exceeding rate-sensitive assets in a one-year horizon. This would suggest that a decrease in general interest rates would improve net interest earnings. At year-end 1994, the net interest margin of the Corporation was 5.46%; 5.03% in 1995, and 5.17% in 1996. General interest rates increased rapidly in 1994, decreased in 1995, and stayed generally the same in 1996. The negative gap of (28.2%) in 1994 increased to a negative (18.0%) in 1995, and declined to (24.3%) in 1996, or the gap became more liability sensitive. Since interest rates remained about the same, it is difficult to say that the gap was of any help during the period. Management determines the repricing on assets and liabilities depending on the options available to maximize profit while maintaining liquidity. The gap reflects management's ability to change rates, not necessarily that rates must change. At this time, management considers the current rate risk position within acceptable levels.

CAPITAL

Consolidated capital of the Corporation for financial statement purposes, increased $15.0 million in 1996, or 22.9% to $80.3 million; increased $14.9 million in 1995 to $65.4 million, or 29.5%, and increased $9.3 million in 1994 to $50.5 million, or up 22.6%. In 1996, $1 million of the capital increase was attributable to the investment in Washington Banking Company, a decrease of $.8 million was attributable to the change in fair market value of the AFS portfolio, and the remainder was almost all due to net profits of the Bank. In 1995, $2.1 million of the increase was attributable to the increase in the market value of the AFS securities. Almost all of the remainder of the increase was the retained earnings of the Bank. In 1994 a loss of $1.2 million in the AFS securities reduced the growth in capital to $9.3 million. In 1993, $6.7 million of the increase in capital came from retained earnings, the remainder of $1.2 million was attributable to the merger with The Bank of Northshore. Please see
Note 11 of this report for other information of shareholder's equity, dividends and capital requirements.

MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

Trading in Frontier Financial Corporation's common stock has not been extensive, but has been increasing each year. In 1996, based on shares outstanding at year-end, private trades and transfers totaled approximately 11%. In 1995, private trades and transfers totaled approximately 7%, and in 1994 totaled approximately 6%. The Corporation's common stock is not listed on any exchange, or the National Association of Securities Dealers' Automated Quotation System (NASDAQ). During 1996, the market price of common stock ranged from $27.00 to $35.00 per share (prices have been adjusted for the stock dividend paid in 1996).

At December 31, 1996, the total number of shareholders of record of Frontier Financial Corporation's common stock was 3,017, and there were 6,830,666 shares outstanding. At December 31, 1995, the total number of shareholders of record of Frontier Financial Corporation's common stock was 2,609, and there were 6,322,255 shares outstanding.

Management has established an objective to maximize the rate of internal capital growth as the means of maintaining capital adequacy. The Corporation has not paid cash dividends in the past. However, the Bank, or the Corporation, has paid a stock dividend each year since 1981, except for 1995, when a 3-for-2 split was declared. Management believes that distributing the profits of the Corporation by issuing stock accomplishes much more than a cash dividend. The amount of cash that could be distributed to shareholders would be far less than the liquidation value of a stock dividend, and cash dividends reduce capital which is needed to fund the continued growth of the Bank. Annually, the Board of Directors reviews various methods to distribute the earnings of the Corporation to the shareholders, including cash dividends.



                                PAGE THIRTY-FOUR

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - Table 1

Year Ended December 31,
In Thousands                                 1996                          1995(1)                               1994(1)
------------                  ------------------------------   ---------------------------------   ---------------------------------
                                                    Average                              Average                             Average
                                         Interest     Rates                  Interest      Rates                 Interest     Rates
                              Average    Income/     Earned/     Average     Income/     Earned/     Average     Income/     Earned/
                              Balance    Expense      Paid       Balance     Expense       Paid      Balance     Expense      Paid
                             --------     ------      -----     --------      ------       -----    --------     -------      -----
INTEREST EARNING ASSETS
Taxable investments          $110,391     $7,349       6.66%    $106,320      $6,781        6.38%   $114,861     $ 7,237       6.30%
Nontaxable investments(2)      30,405      2,730       8.98%      31,872       2,977        9.34%     32,672       3,123       9.56%
                             --------     ------      -----     --------      ------       -----    --------     -------      -----
            Total             140,796     10,079       7.16%     138,192       9,758        7.06%    147,533      10,360       7.02%
Federal funds sold             24,625      1,331       5.41%      37,477       2,194        5.85%      1,256          52       4.14%
Loans(3)
    Installment                21,180      2,072       9.78%      19,193       1,916        9.98%     19,430       1,819       9.36%
    Commercial(2)             120,370     12,339      10.25%     124,356      13,218       10.63%    120,359      11,673       9.70%
    Real estate
         Commercial           208,816     20,568       9.85%     160,466      16,345       10.19%    117,087      11,219       9.58%
         Construction         109,983     13,194      12.00%      90,506      11,501       12.71%     92,867      10,599      11.41%
         Residential           94,756      9,408       9.93%      90,909       9,175       10.09%     76,601       8,292      10.83%
                             --------     ------      -----     --------      ------       -----    --------     -------      -----
            Total             555,105     57,581      10.37%     485,430      52,155       10.74%    426,344      43,602      10.23%
Total earning assets/total
     interest income          720,526    $68,991       9.58%     661,099     $64,107        9.70%    575,133     $54,014       9.39%
                             --------     ------      =====     -------      ------        =====    --------     -------      =====
Reserve for loan losses       (12,509)                           (12,467)                             (8,688)
Cash and due from banks        22,258                             20,885                              24,380
Other assets                   22,551                             21,810                              20,485
                             --------                           --------                            --------
TOTAL ASSETS                 $752,826                           $691,327                            $611,310
                             ========                           ========                            ========
INTEREST BEARING LIABILITIE
Money Market &
     NOW accounts             $71,712     $2,133       2.97%     $68,511      $2,159        3.15%    $75,865      $2,000       2.64%
Savings accounts              144,629      5,813       4.02%     151,798       6,349        4.18%    224,657       8,606       3.83%
Other time deposits           338,542     20,132       5.95%     306,724      19,350        6.31%    151,240       8,158       5.39%
                             --------     ------      -----      -------      ------       -----    --------     -------      -----
Total interest bearing
     deposits                 554,883     28,078       5.06%     527,033      27,858        5.29%    451,762      18,764       4.15%
Short-term borrowings          11,018        539       4.89%       3,173         175        5.51%     11,753         538       4.58%
Long-term debt                 26,679      1,483       5.56%      22,848       1,297        5.68%     24,077       1,337       5.55%
                             --------     ------      -----      -------      ------       -----    --------     -------      -----
Total interest bearing
     liabilities/total
     interest expense         592,580     30,100       5.08%     553,054      29,330        5.30%    487,592      20,639       4.23%
                             --------     ------      =====      -------      ------       =====    --------     -------      -----
Noninterest bearing
     deposits                  80,131                             73,001                              72,102
Other liabilities               7,062                              6,832                               4,975
Shareholders' equity           73,053                             58,440                              46,641
                             --------                            -------                            --------
TOTAL LIABILITIES
     AND CAPITAL             $752,826                           $691,327                            $611,310
                             ========                            =======                            ========
NET INTEREST INCOME                      $38,891                             $34,777                             $33,375
                                         =======                             =======                             =======
NET YIELD ON INTEREST
     EARNING ASSETS                                    5.40%                                5.26%                              5.80%
                                                      =====                                 =====                             =====

(1) Prior period data restated to conform to current presentation.
(2) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.
(3) Includes nonaccruing loans.


                                PAGE THIRTY-FIVE

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - Table 2

                                    1996 versus 1995                 1995 versus 1994                        1994 versus 1993
Year ended December 31,         Increase (Decrease) Due          Increase (Decrease) Due                 Increase (Decrease) Due
In Thousands                         to Change in                      to Change in                            to Change in
----------------------     --------------------------------   --------------------------------     ---------------------------------
                                                  Total                              Total                                   Total
                           Average    Average    Increase     Average    Average    Increase       Average     Average     Increase
                            Volume      Rate     (Decrease)    Volume      Rate     (Decrease)     Volume       Rate      (Decrease)
                           -------    -------    ---------    -------    -------    ----------    -------     -------     ----------
INTEREST INCOME
Taxable investments            $260       $308       $568      ($538)       $82      ($456)         $2,184     ($1,442)       $742
Nontaxable investments         (137)      (110)      (247)       (77)       (69)      (146)            968        (293)        675
                             ------     ------     ------     ------      -----     ------          ------     -------      ------
            Total               123        198        321       (615)        13       (602)          3,152      (1,735)      1,417

Federal funds sold             (753)      (110)      (863)     1,492        650      2,142            (953)         14        (939)

Loans
    Installment                 199        (43)       156        (22)       119         97             (39)        (54)        (93)
    Commercial                 (424)      (455)      (879)       388      1,157      1,545             718         (92)        626
    Real estate
        Commercial            4,926       (703)     4,223      4,168        835      5,003           4,170        (696)      3,474
        Construction          2,475       (782)     1,693       (291)     1,379      1,088           3,435      (1,662)      1,773
        Residential             388       (155)       233      1,554       (734)       820           1,269       1,318       2,587
                             ------     ------     ------     ------      -----     ------          ------     -------      ------
            Total             7,564     (2,138)     5,426      5,797      2,756      8,553           9,553      (1,186)      8,367

TOTAL INTEREST
    INCOME                    6,934     (2,050)     4,884      6,674      3,419     10,093          11,752      (2,907)      8,845
                             ------     ------     ------     ------      -----     ------          ------     -------      ------
INTEREST EXPENSE
Money Market &
    NOW accounts                101       (127)       (26)      (194)       353        159             (98)       (247)       (345)
Savings accounts               (300)      (236)      (536)    (2,791)       534     (2,257)          1,398        (594)        804
Other time deposits           2,007     (1,225)       782      8,387      2,805     11,192             807        (131)        676
                             ------     ------     ------     ------      -----     ------
Total interest                                                                                       2,107        (972)      1,135
    bearing deposits          1,808     (1,588)       220      5,402      3,692      9,094
                                                                                                       281         222         503
Short-term borrowings           432        (68)       364       (393)        30       (363)          2,032        (813)      1,219
Long-term debt                  217        (31)       186        (68)        28        (40)         ------     -------      ------
TOTAL INTEREST
    EXPENSE                   2,457     (1,687)       770      4,941      3,750      8,691           4,420      (1,563)      2,857
                             ------     ------     ------     ------      -----     ------          ------     -------      ------
CHANGE IN NET
 INTEREST INCOME             $4,477      ($363)    $4,114     $1,733      ($331)    $1,402          $7,332     ($1,344)     $5,988
                             ======     ======     ======     ======      =====     ======          ======     =======      ======




                                PAGE THIRTY-SIX