Form 10-K405, Exhibit 13
period 1997-12-31
FRONTIER FINANCIAL CORP /WA/
filed 1998-03-26
CIK 716457

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

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management, the independent accountants and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the financial statements and internal accounting controls. The independent accountants have full and free access to the Audit Committee and meets with it to discuss auditing and financial matters.

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

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 1997, the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 1997.



/s/ ROBERT J. DICKSON                                 /s/ JAMES F. FELICETTY

ROBERT J. DICKSON                                     JAMES F. FELICETTY
President and Chief Executive Officer                 Secretary/Treasurer

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareowners
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                         /s/ MOSS ADAMS LLP

Everett, Washington
January 20, 1998

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)


                                                                           DECEMBER 31,
                                                                    -------------------------
                                                                       1997            1996
                                                                    ---------       ---------
ASSETS
Cash and due from banks                                             $  30,496       $  35,105
Federal funds sold                                                     61,350          25,050
Investment securities
    Available for sale, at fair value                                  83,019          96,628
    Held to maturity (Fair value 1997: $33,590; 1996: $35,574)         32,081          34,502
                                                                    ---------       ---------
          Total investment securities                                 115,100         131,130

Loans                                                                 665,330         600,394
Less allowance for loan losses                                        (14,845)        (13,268)
                                                                    ---------       ---------
          Net loans                                                   650,485         587,126

Premises and equipment, net                                            13,787          14,202
Other real estate owned                                                 1,000             444
Other assets                                                           10,662          10,562
                                                                    ---------       ---------
             Total assets                                           $ 882,880       $ 803,619
                                                                    =========       =========

LIABILITIES

Deposits
    Noninterest bearing accounts                                    $ 101,278       $  82,275
    Interest bearing accounts                                         629,653         588,241
                                                                    ---------       ---------
          Total deposits                                              730,931         670,516

Federal funds purchased and securities sold under agreements
  to repurchase                                                        17,962          12,011
Other liabilities                                                       6,092           5,675
Federal Home Loan Bank advances                                        30,000          35,000
Long-term debt                                                             56             100
                                                                    ---------       ---------
          Total liabilities                                           785,041         723,302
                                                                    ---------       ---------

COMMITMENTS                                                                --              --

SHAREOWNERS' EQUITY
Common stock, no par value; 20,000,000 shares authorized;
  7,350,561 and 6,830,666 shares issued and outstanding
  in 1997 and 1996                                                     71,363          57,191
Retained earnings                                                      26,023          22,997
Unrealized gains on available for sale securities,
  net of tax effect                                                       453             129
                                                                    ---------       ---------
          Total shareowners' equity                                    97,839          80,317
                                                                    ---------       ---------
             Total liabilities and shareowners' equity              $ 882,880       $ 803,619
                                                                    =========       =========




   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                    (In Thousands, except per share amounts)


                                                                           YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------
                                                                     1997           1996           1995
                                                                   --------       --------       --------
INTEREST INCOME
    Interest and fees on loans                                     $ 66,375       $ 57,545       $ 52,146
    Interest on federal funds sold                                    2,102          1,331          2,194
    Interest on investment securities
       Taxable                                                        6,145          7,350          6,781
       Exempt from federal income tax                                 1,689          1,774          1,965
                                                                   --------       --------       --------
          Total interest income                                      76,311         68,000         63,086
                                                                   --------       --------       --------
INTEREST EXPENSE
    Interest on deposits                                             29,760         28,078         27,855
    Interest on FHLB advances                                         1,632          1,470          1,297
    Interest on federal funds purchased and securities
       sold under agreements to repurchase                              761            538            175
    Interest on long-term debt                                            7             14             20
                                                                   --------       --------       --------
          Total interest expense                                     32,160         30,100         29,347
                                                                   --------       --------       --------
          Net interest income                                        44,151         37,900         33,739

PROVISION FOR LOAN LOSSES                                            (1,850)        (1,980)        (1,525)
                                                                   --------       --------       --------
          Net interest income after provision for loan losses        42,301         35,920         32,214
                                                                   --------       --------       --------
NON INTEREST INCOME
    Service charges                                                   1,645          1,562          1,578
    Securities losses                                                    --             --             (4)
    Other                                                             2,230          2,146          1,843
                                                                   --------       --------       --------
          Total other income                                          3,875          3,708          3,417
                                                                   --------       --------       --------
NON INTEREST EXPENSE
    Salaries                                                          9,021          7,868          7,109
    Employee benefits                                                 3,673          3,225          2,868
    Occupancy                                                         2,958          2,535          2,494
    FDIC insurance premium                                               86              2            633
    State business taxes                                                945            872            859
    Other                                                             4,210          3,429          3,201
                                                                   --------       --------       --------
          Total other expense                                        20,893         17,931         17,164
                                                                   --------       --------       --------
INCOME BEFORE INCOME TAX                                             25,283         21,697         18,467

PROVISION FOR INCOME TAX                                             (8,381)        (7,080)        (5,852)
                                                                   --------       --------       --------
NET INCOME                                                         $ 16,902       $ 14,617       $ 12,615
                                                                   ========       ========       ========
BASIC EARNINGS PER SHARE                                              $2.31          $2.01          $1.75
                                                                      =====          =====          =====

FULLY DILUTED EARNINGS PER SHARE                                      $2.28          $1.99          $1.72
                                                                      =====          =====          =====




    The accompanying notes are an integral part of these financial statements

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY
                     (In Thousands, except number of shares)



                                               Common Stock                     Net Unrealized
                                         ----------------------      Retained   Gains (Losses)
                                          Shares         Amount      Earnings    on Securities     Total
                                         ---------      -------      --------    -------------    --------
Balance at December 31, 1994             4,196,435      $43,917      $  7,721       ($1,179)      $ 50,459

Net income for 1995                             --           --        12,615            --         12,615
Stock options exercised                     24,821          159            --            --            159
Three-for-two split                      2,100,651           --            --            --             --
Fractional shares purchased, (net)             348            8            --            --              8
Unrealized gains on transfer from
    held to maturity to available
    for sale, net of tax effect                 --           --            --           237            237
Unrealized gains on available
    for sale securities, net of tax
    effect                                      --           --            --         1,875          1,875
                                         ---------      -------      --------       -------       --------
Balance at December 31, 1995             6,322,255       44,084        20,336           933         65,353

Net income for 1996                             --           --        14,617            --         14,617
Stock options exercised                     31,283          160            --            --            160
Stock dividend                             442,831       11,956       (11,956)           --             --
Fractional shares purchased, (net)             797           20            --            --             20
Stock issued for Washington
    Banking Company stock                   33,500          971            --            --            971
Unrealized losses on available
    for sale securities, net of tax
    effect                                      --           --            --          (804)          (804)
                                         ---------      -------      --------       -------       --------
Balance at December 31, 1996             6,830,666       57,191        22,997           129         80,317

Net income for 1997                             --           --        16,902            --         16,902
Stock options exercised                     40,548          270            --            --            270
Stock dividend                             478,475       13,876       (13,876)           --             --
Fractional shares purchased, (net)             872           26            --            --             26
Unrealized gains on available
    for sale securities, net of tax
    effect                                      --           --            --           324            324
                                         ---------      -------      --------       -------       --------
Balance at December 31, 1997             7,350,561      $71,363      $ 26,023       $   453       $ 97,839
                                         =========      =======      ========       =======       ========




    The accompanying notes are an integral part of these financial statements

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)


                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                          1997           1996           1995
                                                                        --------       --------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                          $ 16,902       $ 14,617       $  12,615
    Adjustments to reconcile net income to net
          cash provided by operating activities
       Depreciation and amortization                                       1,494          1,404             959
       Provision for loan losses                                           1,850          1,980           1,525
       Deferred taxes                                                       (605)          (842)           (398)
       Increase (decrease) in income taxes payable                          (290)             2             177
       Increase (decrease) in interest receivable                            344           (135)           (409)
       Increase (decrease) in interest payable                               132           (223)          1,611
       Proceeds from sales of mortgage loans                              20,054         20,711          17,241
       Origination of mortgage loans held for sale                       (19,950)       (20,884)        (17,512)
       Dividend income from Federal Home Loan Bank                          (657)          (654)           (427)
       Loss on sale of available for sale securities                          --             --               4
       Increase (decrease) in Other operating activities                     293           (451)           (160)
                                                                        --------       --------       ---------
          Net cash provided by operating activities                       19,567         15,525          15,226
                                                                        --------       --------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net federal funds sold                                               (36,300)        30,880         (54,810)
    Proceeds from sales of available for sale securities                      --             --              87
    Proceeds from maturities of available for sale
       and held to maturity securities                                    49,151         42,026          19,577
    Purchase of investment securities available for sale                 (17,492)       (11,013)             --
    Purchase of investment securities held to maturity                   (14,472)       (16,554)        (24,165)
    Net cash flows from loan activities                                  (65,156)       (97,663)        (35,587)
    Purchases of premises and equipment                                     (817)        (1,359)           (450)
    Proceeds from sale of other real estate owned                            199            305           1,423
    Cash invested in other real estate owned                                (755)          (281)           (101)
    Other investing activities                                                10           (478)
                                                                        --------       --------       ---------
          Net cash used by investing activities                          (85,632)       (54,137)        (94,026)
                                                                        --------       --------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in core deposit accounts                                   43,982         16,021         (43,205)
    Net change in certificates of deposit                                 16,595         13,635         144,820
    Net change in federal funds purchased                                  5,951          4,415          (2,019)
    Advances from the Federal Home Loan Bank                              40,000         55,000              --
    Repayments to the Federal Home Loan Bank                             (45,000)       (35,000)        (22,500)
    Principal payments on long-term debt and repurchase agreements           (44)           (36)           (812)
    Other financing activities                                               (28)           (26)            143
                                                                        --------       --------       ---------
          Net cash provided by financing activities                       61,456         54,009          76,427
                                                                        --------       --------       ---------

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                            (4,609)        15,397          (2,373)

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                              35,105         19,708          22,081
                                                                        --------       --------       ---------
CASH AND DUE FROM BANKS AT END OF YEAR                                  $ 30,496       $ 35,105       $  19,708
                                                                        ========       ========       =========

SUPPLEMENTAL DISCLOSURE OF CASH
       FLOW INFORMATION
    Cash paid during the year for interest                              $ 32,029       $ 30,323       $  27,736
    Cash paid during the year for income taxes                          $  9,275       $  7,920       $   6,073

SUPPLEMENTAL INFORMATION ABOUT NON-CASH INVESTING AND FINANCING ACTIVITIES

    Other real estate acquired in settlement of loans in 1995 was $883 thousand. Sales of other real estate financed by the Bank in 1996 and 1995 were $570 thousand, and $90 thousand, respectively. During 1996 the Corporation issued common stock for Washington Banking Company common stock in the amount of $971 thousand.




    The accompanying notes are an integral part of these financial statements

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) INVESTMENT SECURITIES - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity, 2) available for sale, or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included as a separate component of shareowners' equity net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. The Corporation did not have any investment securities categorized as trading securities at December 31, 1997 and 1996.

(b) FEDERAL HOME LOAN BANK STOCK - The Bank's investment in Federal Home Loan Bank (the FHLB) stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

(c) LOANS AND RELATED INCOME - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding principal, are adjusted for unearned discounts, the net of unamortized nonrefundable fees and related direct loan origination costs, and direct charge-offs. Interest income is accrued as earned.

Net deferred fees and costs are generally amortized into interest income as an adjustment to the loan yield. Expenses deferred (principally personnel expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These fees include agency, standby letter of credit, loan commitment, and loan servicing fees.

A loan is considered impaired when management determines it is probable that all contractual amounts of principal and interest will not be paid as scheduled in the loan agreement. These loans include non-accruing loans past due 90 days or more, loans restructured in the current year, and other loans that management considers impaired.

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

 (d) ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is maintained at a level management believes is adequate to provide for potential loan, loan commitment and standby letter of credit losses. The allowance is based on a continuing review of loans, loan commitments and standby letters of credit which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower's ability to repay, and evaluations of the prevailing and anticipated economic conditions.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Management believes the allowance for loan losses and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Corporation's allowance for loan losses and valuation of foreclosed assets held for sale. Such agencies may require the Corporation to recognize additional losses based on their judgment using information available to them at the time of their examination.

(e) LOANS HELD FOR SALE - Mortgage loans originated and designated as held for sale are carried at the lower of cost or estimated fair value, as determined by quoted market prices, in aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method.

(f) PREMISES AND EQUIPMENT - Premises and equipment are shown at cost and depreciated using the straight-line and accelerated methods. Depreciation expense is computed over the following estimated useful lives:

        Premises                                       7 to 40 years
        Furniture, fixtures and equipment               3 to 7 years

NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) OTHER REAL ESTATE OWNED - Other real estate owned consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

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

(h) INCOME TAX - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between the Bank's financial statements and its tax returns.

(i) RETIREMENT PLANS - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $1.4 million in 1997, $1.3 million in 1996, and $1.2 million in 1995. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 5% of employee's eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

(j) ADVERTISING COSTS - The Bank expenses advertising costs as they are incurred and are not considered to be material.

(k) FINANCIAL INSTRUMENTS - In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are held for purposes other than trading and are recorded in the financial statements when the credits are funded or related fees are earned.

(l) STOCK OPTION PLANS - The Corporation has elected to continue following the guidance of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) for purposes of measurement and recognition of stock-based transactions with employees. Stock options are issued at a price equal to the fair value of the Corporation's stock as of the grant date. Under APB 25, no compensation expense is recognized pursuant to these stock options.

 (m) EARNINGS PER SHARE - In January 1, 1998 the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." This Statement supersedes Accounting Principles Board (APB) No. 15 "Earnings Per Share" and establishes standards for computing and presenting earnings per share. All prior years presented have been restated to conform with the new requirements.

Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits. Diluted earnings per share amounts are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

(n) CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, and amounts due from banks. Cash and cash equivalents have an original maturity of three months or less.

NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(p) RECLASSIFICATIONS - Certain amounts in prior years' financial statements have been reclassified to conform to the 1997 presentation.

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

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:


                                                  Gross         Gross
                                  Amortized    Unrealized     Unrealized        Fair
In Thousands                         Cost         Gains         Losses          Value
                                  ---------    ----------     ----------       --------
1997

Available for sale
    U.S. Treasury bonds            $    754      $    38              --       $    792
    U.S. Agency bonds                43,490          173           $ (96)        43,567
    Corporate bonds                  28,151          589              (7)        28,733
    Equities                          9,927           --              --          9,927
                                   --------      -------           -----       --------
                                     82,322          800            (103)        83,019
                                   --------      -------           -----       --------
Held to maturity
    State and municipal bonds        28,531        1,511              (2)        30,040
    Certificates of deposit           3,550           --              --          3,550
                                   --------      -------           -----       --------
                                     32,081        1,511              (2)        33,590
                                   --------      -------           -----       --------
                                   $114,403      $ 2,311           $(105)      $116,609
                                   ========      =======           =====       ========

1996

Available for sale
    U.S. Treasury bonds            $    758      $    30              --       $    788
    U.S. Agency bonds                45,824          187          $ (308)        45,703
    Corporate bonds                  40,578          491            (202)        40,867
    Equities                          9,270           --              --          9,270
                                   --------      -------          ------       --------
                                     96,430          708            (510)        96,628
                                   --------      -------          ------       --------
Held to maturity
    State and municipal bonds        29,727        1,106             (34)        30,799
    Certificates of deposit           4,775           --              --          4,775
                                   --------      -------          ------       --------
                                     34,502        1,106             (34)        35,574
                                   --------      -------          ------       --------
                                   $130,932      $ 1,814          $ (544)      $132,202
                                   ========      =======          ======       ========

Contractual maturities of investment securities as of December 31, 1997 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

In Thousands
                           Available for Sale        Held to Maturity
                         ----------------------    ----------------------
                         Amortized       Fair      Amortized        Fair
                            Cost         Value        Cost         Value
                           -------      -------      -------      -------
Maturity
   Less than one year      $21,242      $21,206      $ 3,745      $ 3,747
   One to five years        13,390       13,838        1,940        2,060
   Five to ten years        47,234       47,471       24,439       25,714
   Over ten years              456          504        1,957        2,069
                           -------      -------      -------      -------
                           $82,322      $83,019      $32,081      $33,590
                           =======      =======      =======      =======

Proceeds from sales of available for sale securities in 1995 were $87 thousand. Gross losses were $4 thousand in 1995.

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 51% and 49% of the investments in corporate bonds at December 31, 1997 and 1996, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 26% and 27% of the investments in corporate bonds at December 31, 1997 and 1996, respectively, consisted of investments in companies doing business in the industrial sector.

Investment securities, with a book value of $31.2 million and $27.2 million with fair values of $31.2 million and $27.1 million in 1997 and 1996, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

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

Major classifications of loans at December 31 are as follows:


In Thousands                     1997           1996
                              ---------       ---------
Commercial                    $ 123,904       $ 117,551
Real estate commercial          272,218         231,379
Real estate construction        147,232         133,582
Real estate mortgage            102,117          99,099
Installment                      24,457          23,077
                              ---------       ---------
                                669,928         604,688
Less deferred loan fees          (4,598)         (4,294)
                              ---------       ---------
                              $ 665,330       $ 600,394
                              =========       =========

Contractual maturities of loans as of December 31, 1997 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

In Thousands                   Within          1-5         After
                               1 Year         Years       5 Years        Total
                              --------      --------      --------      --------
Commercial                    $ 62,890      $ 53,815      $  6,864      $123,569
Real estate commercial          54,289       210,095         6,515       270,899
Real estate construction        97,938        42,266         4,774       144,978
Real estate mortgage            32,013        65,028         4,395       101,436
Installment                      6,349        10,560         7,539        24,448
                              --------      --------      --------      --------
                              $253,479      $381,764      $ 30,087      $665,330
                              ========      ========      ========      ========

Loans maturing after                          1-5          After
       one year with:                        Years        5 Years
                                            ---------     ---------
       Fixed rates                          $323,498       $13,073
       Variable rates                         58,266        17,014
                                            --------       -------
                                            $381,764       $30,087
                                            ========       =======


LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:

In Thousands                                  1997           1996           1995
                                            --------       --------       --------
Balance at beginning of year                $ 13,268       $ 11,897       $ 10,410
Provision charged to operating expense         1,850          1,980          1,525
   Deduct
      Loans charged-off                       (1,739)        (1,943)        (2,212)
      Less recoveries                          1,466          1,334          2,174
                                            --------       --------       --------
         Net charged-off loans                  (273)          (609)           (38)
                                            --------       --------       --------
           Balances at year end             $ 14,845       $ 13,268       $ 11,897
                                            ========       ========       ========


The Bank had loans amounting to $4.3 million at December 31, 1997 and $3.6 million at December 31, 1996 that were specifically classified as impaired with an average balance of $4.0 million and $3.7 million, respectively. The allowance for loan losses related to these loans was approximately $1.1 million in 1997 and $662 thousand in 1996. Interest collected on these loans in cash and included in income amounted to $384 thousand in 1997 and $264 thousand in 1996. If interest on these loans had been accrued, such income would have approximated $237 thousand in 1997 and $289 thousand in 1996. At December 31, 1997 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

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

NOTE FOUR - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are comprised of the following:

In Thousands                             1997           1996
                                       --------       --------
Premises                               $  9,948       $ 10,106
Furniture, fixtures and equipment         5,703          5,144
Land                                      5,011          4,510
Construction in progress                     66            254
                                       --------       --------
                                         20,728         20,014
   Less accumulated depreciation         (6,941)        (5,812)
                                       --------       --------
                                       $ 13,787       $ 14,202
                                       ========       ========

Depreciation expense on premises and equipment totaled $1.2 million in 1997, $954 thousand in 1996, and $881 thousand in 1995.

NOTE FIVE - INTEREST BEARING DEPOSITS

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands                            1997          1996
                                      --------      --------
Money market and NOW accounts         $100,994      $ 81,010
Savings                                151,833       147,000
Time deposits, $100,000 and over       109,432       108,955
Other time deposits                    267,394       251,276
                                      --------      --------
                                      $629,653      $588,241
                                      ========      ========


The total remaining maturity schedule for time deposits is as follows:

In Thousands
       Year ending December 31,          1998          $306,214
                                         1999            33,310
                                         2000            19,550
                                         2001             9,751
                                         2002             6,096
                                   Thereafter             1,905
                                                       --------
                                                       $376,826
                                                       ========

NOTE SIX - CREDIT ARRANGEMENTS

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets, subject to the Bank pledging sufficient collateral. At December 31, 1997, committed lines of credit agreements totaling approximately $28 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates. There were no borrowings outstanding or compensating balance requirements under these credit arrangements at December 31, 1997 and 1996.

In addition, at December 31, 1997 the Bank has a committed line of credit up to $4.1 million from The Federal Reserve Bank (FRB). Borrowings generally provide for interest at rates as published by the FRB and are secured by U.S. Treasury and Agency securities. There were no borrowings outstanding at December 31, 1997 and 1996.


NOTE SEVEN - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

At December 31, 1997, FHLB advances were scheduled to mature as follows:

                                                       Interest
In Thousands                          Amount             Rates
                                      -------        --------------
              Within one year                --            --
              Two to three years        $ 5,000           5.4%
              Four to five years         25,000(1)    5.39% - 5.80%
                                      ---------
                                        $30,000
                                      =========

 (1)  $20 million of this advance may be put by the FHLB quarterly.

Advances from the FHLB are collateralized by qualifying first mortgage loans and government agency securities as required by the agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:

In Thousands                                  1997             1996
                                             -------          -------
Maximum outstanding at any month-end         $30,000          $40,000
Average outstanding                           30,274           26,544
Weighted average interest rates:
   Annual                                       5.39%            5.54%
   End of year                                  5.46%            5.12%


NOTE EIGHT - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase. The securities underlying the agreements were held by a safekeeping agent under control of the Bank.

Securities sold under agreement to repurchase were $13.2 million in 1997 and $9.5 million in 1996. The average daily balance of outstanding agreements during the period was $11 million in 1997 and $7.5 million 1996, with maximum outstanding agreements at any month-end of $16.4 million and $9.9 million, respectively.

NOTE NINE - LONG-TERM DEBT

At December 31, long-term debt was as follows:

In Thousands                                                                1997      1996
                                                                            -----     ----
Mortgage note, due in monthly installments of $3,100, including interest at 7.5% per annum. The principal is due upon demand.
   Collateralized by a deed of trust.                                         $56      $100
                                                                              ===      ====

NOTE TEN - INCOME TAX

The components of the provision for income tax are as follows:

In Thousands    1997         1996          1995
              -------       -------       -------
  Current     $ 8,986       $ 7,922       $ 6,250
  Deferred       (605)         (842)         (398)
              -------       -------       -------
              $ 8,381       $ 7,080       $ 5,852
              =======       =======       =======


Deferred taxes result from temporary differences in recognition of income and expense which are reported in different periods for financial reporting purposes and for income tax purposes. The sources of the differences and the resulting deferred income tax provision are as follows:

In Thousands                                  1997        1996       1995
                                             -----       -----       -----
              Loan fees                      $  89       $(230)      $ (49)
              Provision for loan losses       (552)       (687)       (596)
              Other items, net                (142)         75         247
                                             -----       -----       -----
                                             $(605)      $(842)      $(398)
                                             =====       =====       =====


The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:

In Thousands                                  1997          1996
                                            -------       -------
DEFERRED TAX ASSETS
   Allowance for possible loan losses,
      in excess of tax reserves             $ 5,196       $ 4,644
   Other deferred tax assets                  1,195           862
                                            -------       -------
      Total deferred tax assets               6,391         5,506
                                            -------       -------
DEFERRED TAX LIABILITIES
   Other deferred tax liabilities            (1,375)       (1,095)
                                            -------       -------
      Total deferred tax liabilities         (1,375)       (1,095)
                                            -------       -------
      Net deferred tax assets               $ 5,016       $ 4,411
                                            =======       =======

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

In Thousands                      1997                        1996                       1995
                           ---------------------       ---------------------       -------------------
                            Amount         Rate        Amount          Rate        Amount        Rate
                           -------        ------       -------        ------       -------      ------
Income tax provision
    at statutory rate      $ 8,814            35%      $ 7,662            35%      $ 6,502          35%

Effect of nontaxable
    interest income           (513)          -2%          (536)           -3%         (574)         -3%

Other                           80            --           (46)           --           (76)         --
                           -------        ------       -------        ------       -------      ------
                           $ 8,381            33%      $ 7,080            32%      $ 5,852          32%
                           =======        ======       =======        ======       =======      ======

NOTE ELEVEN - SHAREOWNERS' EQUITY AND REGULATORY MATTERS

On January 21, 1998, the Board of Directors declared a 7% stock dividend, payable March 16, 1998, to shareowners of record as of January 21, 1998.

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

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the table). Tier I capital includes common stock, retained earnings, surplus and undivided profits of the Bank less goodwill. Total capital includes Tier I capital and 1.25% of weighted risk assets. Tier I capital to average assets is referred to as the leverage ratio. Management believes, as of December 31, 1997 and 1996 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

As of the most recent notification from the Bank's primary regulator, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

In Thousands                                               To Be Well
                                                        Capitalized Under
                                                         Prompt Corrective              For Capital
                                      Actual              Action Provisions           Adequacy Purposes
                              ---------------------   -------------------------   -------------------------
                                Amount      Ratio         Amount        Ratio         Amount        Ratio
                              ---------   ---------   -------------   ---------   -------------   ---------
1997
    Total capital (to risk-
          weighted assets)
       Consolidated           $106,055        14.92%      $71,097       10.00%       $56,878        8.00%
       Frontier Bank           101,743        14.35%       70,878       10.00%        56,702        8.00%

    Tier I capital (to risk-
          weighted assets)
       Consolidated             97,094        13.65%       42,658        6.00%        28,438        4.00%
       Frontier Bank            92,810        13.09%       42,527        6.00%        28,351        4.00%

    Tier I capital (to
          average assets)
       Consolidated             97,094        11.59%       41,895        5.00%        33,516        4.00%
       Frontier Bank            92,810        10.65%       43,560        5.00%        34,848        4.00%


1996

    Total capital (to risk-
          weighted assets)
       Consolidated           $ 88,145        13.40%      $65,774       10.00%       $52,619        8.00%
       Frontier Bank            86,645        13.20%       65,665       10.00%        52,532        8.00%

    Tier I capital (to risk-
          weighted assets)
       Consolidated             79,861        12.14%       39,464        6.00%        26,310        4.00%
       Frontier Bank            78,375        11.94%       39,399        6.00%        26,266        4.00%

    Tier I capital (to
          average assets)
       Consolidated             79,861        10.13%       39,452        5.00%        31,561        4.00%
       Frontier Bank            78,375         9.95%       39,372        5.00%        31,497        4.00%


Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock and surplus (approximately $3.4 million at both December 31, 1997 and 1996).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $7.9 million in 1997 and $5.8 million in 1996.

NOTE TWELVE - EMPLOYEE STOCK OPTION PLAN

In 1992, the shareowners of the Corporation approved an Incentive Stock Option Plan (the Plan) to promote the best interest of the Corporation, its subsidiaries and its shareowners, by providing an incentive to those key employees who contribute to the operating success of the Corporation.

The maximum number of shares that may be issued under the Plan is ten percent (10%) of the common stock of the Corporation. Options issued and outstanding are adjusted to reflect any future common stock dividends, splits, recapitalization or reorganization. The Board of Directors make available sufficient shares for each option granted, subject to the remaining number of shares.

Options are granted at the then fair market value and vest in six months. Options expire ten years from the date of grant, and are subject to certain restrictions and limitations.

Proforma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The proforma recognizes, as compensation, the estimated present value of stock options granted using an option valuation model known as the Black-Scholes model. Proforma earnings per share amounts reflect an adjustment as if the present value of the options were recognized as compensation for the period.

For the most part, variables and assumptions are used in the model. For the periods 1997 and 1996, respectively, the risk-free interest rate is 5.67% and 6.35%, the dividend yield rate is 0.00% as the Corporation pays no cash dividends; the price volatility is 15.59% and 11.87%; and the weighted average expected life of the options has been measured at 7 years.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown below:

In Thousands, except for per share amounts

                                       1997         1996         1995
                                      -------      -------      -------
Proforma disclosures
  Net income as reported              $16,902      $14,617      $12,615
  Additional compensation for
   fair value of stock options            185          140          120
                                      -------      -------      -------
Proforma net income                   $16,717      $14,477      $12,495
                                      =======      =======      =======

Earnings per share
   Basic
      As reported                      $2.31         $2.01        $1.75
                                       =====         =====        =====
      Proforma                         $2.28         $1.99        $1.73
                                       =====         =====        =====
   Diluted
      As reported                      $2.28         $1.99        $1.72
                                       =====         =====        =====
      Proforma                         $2.26         $1.97        $1.71
                                       =====         =====        =====

Stock option transactions were:

                                                               Weighted
                                  Shares of Common Stock       Average of
                                ---------------------------  Exercisable Price
                                Available for       Under      of Shares
                                Option/Award        Plan       Under Plan
                                  ----------       --------  ------------------
Balance at January 1, 1995           825,405        114,815       $ 9.63
   Authorized                      1,000,000             --           --
   Granted                           (12,876)        12,876        29.00
   Three-for-two split               (54,975)        54,975           --
   Exercised                              --        (24,821)        6.39
   Forfeited                             404           (404)          --
                                  ----------       --------       ------
Balance at December 31, 1995       1,757,958        157,441        10.84
   Authorized                             --             --           --
   Granted                           (12,624)        12,624        31.00
   7% stock dividend                 (10,687)        10,687           --
   Exercised                              --        (31,283)        5.11
   Forfeited                             813           (813)          --
                                  ----------       --------       ------
Balance at December 31, 1996       1,735,460        148,656        12.92
   Authorized                             --             --           --
   Granted                           (14,220)        14,220        37.00
   7% stock dividend                 (10,093)        10,093           --
   Exercised                              --        (40,548)        6.66
   Forfeited                             175           (175)          --
                                  ----------       --------       ------
Balance at December 31, 1997       1,711,322        132,246       $16.38
                                  ==========       ========       ======


The following table summarizes information concerning currently outstanding and exercisable options:

                            Options Outstanding        Options Exercisable
                          ------------------------  -------------------------
                            Weighted
                             Average     Weighted                    Weighted
Range of                    Remaining    Average                     Average
Exercise      Number       Contractual   Exercise     Number         Exercise
 Prices    Outstanding        Life        Price     Exercisable       Price
---------  -----------     -----------  ----------  -----------      --------
$ 1-10        62,781           2.40     $    7.28     62,781          $  7.28
 10-20        16,510           4.20         13.23     16,510            13.23
 20-30        38,735           5.59         24.92     38,735            24.92
 30-40        14,220           7.00         37.00

NOTE THIRTEEN - EARNINGS PER SHARE

The numerators and denominators of basic and fully diluted earnings per share are as follows:


In Thousands, except for share amounts             1997              1996              1995
                                                ----------        ----------        ----------
Net income (numerator)                          $   16,902        $   14,617        $   12,615
                                                ==========        ==========        ==========
Shares used in the calculation
       (denominator)
     Weighted average shares outstanding         7,326,975         7,276,911         7,220,968
     Effect of dilutive stock options               70,897            75,456            97,639
                                                ----------        ----------        ----------
     Fully diluted shares                        7,397,872         7,352,367         7,318,607
                                                ==========        ==========        ==========

Basic Earnings per share                             $2.31             $2.01             $1.75
                                                     =====             =====             =====
Fully diluted earnings per share                     $2.28             $1.99             $1.72
                                                     =====             =====             =====


NOTE FOURTEEN - RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 1997, 1996 and 1995 as follows and were within regulatory limitations:

In Thousands                          1997            1996             1995
                                    --------         -------         --------
Balance at beginning of year        $  6,502         $ 8,552         $ 10,044
New loans or advances                 21,542           3,218            4,123
Repayments                            (6,140)         (5,268)          (5,615)
                                    --------         -------         --------
   Balance at end of year           $ 21,904         $ 6,502         $  8,552
                                    ========         =======         ========


NOTE FIFTEEN - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases various branch offices under agreements which expire between 1998 and 2014. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitment through 2002 and thereafter is as follows:

In Thousands
Year ending December 31, 1998                                $  324
                         1999                                   294
                         2000                                   261
                         2001                                   244
                         2002                                   235
                         Thereafter                           2,771
                                                             ------
                                                             $4,129
                                                             ======


Rental expense charged to operations was $426 thousand in 1997, $383 thousand in 1996 and $380 thousand in 1995.

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

The Bank's exposure to credit loss in the event of nonperformance by the other party to the instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 1997 or 1996.

Year 2000 Compliance - The Corporation has and will continue to make certain investment in its software systems and applications to ensure the Corporation is year 2000 compliant. The financial impact to the Corporation has not yet been determined and is not anticipated to be material to its financial position or results of operations in any given year.

NOTE SIXTEEN - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

(a) CASH EQUIVALENTS AND FEDERAL FUNDS SOLD - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

(b) INVESTMENT SECURITIES - For investment securities fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

(c) LOANS - The fair value of loans generally is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For certain homogeneous categories of loans, such as Small Business Administration guaranteed loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

(d) DEPOSITS AND FEDERAL FUNDS PURCHASED - The fair value of demand deposits, savings accounts, certain money market deposits, and federal funds purchased, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

(e) FHLB ADVANCES AND LONG-TERM DEBT - Fair value is determined by discounting future cash flows using rates currently available to the Bank for debt with similar terms and remaining maturities.

(f) OFF-BALANCE SHEET FINANCIAL INSTRUMENTS - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. The fair value of these commitments is not material since they are for a short period of time and subject to customary credit terms.

In Thousands                                        1997                             1996
                                           ------------------------        ------------------------
                                           Carrying         Fair           Carrying          Fair
                                            Value           Value           Value           Value
                                           --------        --------        --------        --------
Assets
       Cash and due from banks             $ 30,496        $ 30,496        $ 35,105        $ 35,105
       Federal funds sold                    61,350          61,350          25,050          25,050
       Investment securities
          Available for sale                 83,019          83,019          96,628          96,628
          Held to maturity                   32,081          33,590          34,502          35,574
       Net loans                            650,485         657,855         587,126         592,320

Liabilities

       Noninterest bearing deposits         101,278         101,278          82,275          82,275
       Interest bearing deposits            629,653         630,902         588,241         589,443
       Federal funds purchased
          and securities sold under
          agreements to repurchase           17,962          17,962          12,011          12,011
       FHLB advances                         30,000          29,930          35,000          34,807
       Long-term debt                            56              56             100             100

A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 1997 is as follows:

In Thousands                         Amount
                                    --------
Commitments to extend credit
Credit card arrangements            $119,862
Commercial letters of credit           5,645
Standby letters of credit                 --
                                       1,998

NOTE SEVENTEEN - PARENT COMPANY (ONLY) FINANCIAL INFORMATION

Condensed balance sheets at December 31:

In Thousands                                     1997           1996
                                                -------        -------
Cash                                            $   254        $   220
Investment in subsidiaries:
   Bank                                          93,716         78,475
   Nonbank                                        2,418            157
Investment in Washington Banking Company            971            971
Other assets                                        480            494
                                                -------        -------
                                                $97,839        $80,317
                                                =======        =======
Other liabilities                                    --             --
Shareowners' equity                             $97,839        $80,317
                                                -------        -------
                                                $97,839        $80,317
                                                =======        =======


Condensed statements of income for the years ended December 31:

In Thousands                                        1997             1996             1995
                                                  --------         --------         --------
Income
   Dividend from Bank                             $    100         $    100         $    210
   Other dividends                                      19               18               --
   Rental                                               --                1               54
   Interest                                              5                4                2
                                                  --------         --------         --------
      Total income                                     124              123              266
                                                  --------         --------         --------
Expenses
   Interest                                             --               --               13
   Personnel                                           226               97               89
   Depreciation and amortization                        77               77               81
   Other                                               257              203              184
                                                  --------         --------         --------
      Total expenses                                   560              377              367
                                                  --------         --------         --------
Loss before benefit equivalent to income
   taxes and equity in undistributed
   income of subsidiaries                             (436)            (254)            (101)

Benefit equivalent to income taxes                     161               97               79
                                                  --------         --------         --------
Loss before equity in undistributed income
   of subsidiaries                                    (275)            (157)             (22)

Equity in undistributed
   income of subsidiaries                           17,177           14,774           12,637
                                                  --------         --------         --------
      Net income                                  $ 16,902         $ 14,617         $ 12,615
                                                  ========         ========         ========

Condensed statements of cash flows for the years ended December 31:

In Thousands                                                   1997             1996            1995
                                                             --------         --------         --------
Cash flows from operating activities
      Net income                                             $ 16,902         $ 14,617         $ 12,615
      Adjustments to reconcile net income to net cash
            provided by operating activities
         Equity in income of subsidiaries                     (17,277)         (14,874)         (12,847)
         Depreciation and amortization                             77               77               81
         Other operating activities                               (64)             (18)             (12)
                                                             --------         --------         --------
            Net cash flows from operating activities             (362)            (198)            (163)
                                                             --------         --------         --------
Cash flows from investing activities
      Dividends received                                          100              100              210
                                                             --------         --------         --------
Cash flows from financing activities
      Sales of common stock                                       296              180              167
      Principal payments of long-term debt                         --               --              (84)
      Other financing activities                                   --               --               (5)
                                                             --------         --------         --------
            Net cash flows from financing activities              296              180               78
                                                             --------         --------         --------
Increase in cash                                                   34               82              125

Cash at beginning of year                                         220              138               13
                                                             --------         --------         --------
Cash at end of year                                          $    254         $    220         $    138
                                                             ========         ========         ========


NOTE EIGHTEEN - NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statement. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Statement becomes effective January 1, 1998, for the Company.

The financial Accounting Standards Board also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in June 1997. The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. Management believes that the provisions of SFAS No. 131 will not have a material effect on its financial condition or reported results of operations. This Statement becomes effective January 1, 1998, for the Company.

These pronouncements provide additional disclosures about the Corporation's operations and are not anticipated to have material effect on financial position or results of operations.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION
-------------------------------------------------------------------------------

OVERVIEW OF REPORTED RESULTS

The Corporation completed the most profitable year since opening, and the nineteenth consecutive year of increased net income. Net income for 1997 was $16.9 million, up 15.6% from 1996. Net income in 1996 was $14.6 million, or up 15.9% as compared to 1995 net income of $12.6 million, which was up 21.8% compared to 1994 income of $10.4 million. Highlights of 1997 include the continuation of double-digit growth in net income accented by excellent expense control, outstanding asset quality, and a strong allowance for credit losses. Capital increased 22% and earnings per share increased 15% to $2.31. Earnings per share have been adjusted to reflect the 7% stock dividend paid in 1997.

Return on average assets (ROA) was 2.02% in 1997; 1.94% in 1996; and 1.82% for 1995. Return on average equity (ROE) for 1997 was 18.84%; in 1996 was 20.01%; and in 1995 was 21.59%. The declining return on average equity is due to the continued increase in capital due to strong earnings of the Corporation.

STATE AND REGIONAL ECONOMY

The Bank's lending and other activities are concentrated in Snohomish County, Washington, but also includes the northern part of King County, by having branches located in Bothell, Redmond, Woodinville and the Lake City area in north Seattle, and Skagit County by having a branch located in Burlington. Skagit County is the contiguous county north of Snohomish County. The major city in Snohomish County is Everett, and the major city in King County is Seattle, the largest city in the state. These three counties would be considered the market or service area of the Corporation.

The financial performance of the Corporation is directly influenced by economic conditions in its service area. In recent years leading up to 1996, Washington's growth moderated due to employment cutbacks in aerospace manufacturing, however, renewed economic strength and momentum were evident in the fourth quarter of 1995 and in 1996. The information below regarding the Washington State and local economy was, for the most part, obtained from the Snohomish County Economic Development Council.

The Washington state economy picked up momentum on a seasonally adjusted basis starting in May 1997 and then proceeded to build strongly through the summer months. Employment growth in the three months, ending in August, averaged 5.6% on a seasonally adjusted annual basis, the highest in seven and a half years, and a marked pickup from the 2.8% average in 1996. Unemployment, likewise, shows significant improvement both over the quarter and over the year with the seasonally adjusted rate averaging 5.0% in the past six months, the lowest since the third quarter of 1990.

Currently, Washington ranks fourth highest in the nation in terms of non-farm wage and salary employment growth. Washington excels in the number of new high-paying manufacturing jobs added in the past 12 months representing 7.4%. Business services in particular on the leading edge with year-to-year employment growth of 8.7%, nearly twice the national average.

The near-term outlook is for continued expansion in the months ahead, only with slower growth. All three major reporting divisions will contribute: specifically, manufacturing, trade and services. According to the latest state Forecast Council projections, the rate of non-farm wage and salary employment growth on a seasonally adjusted basis, will continue outpacing the state's long run historical average through at least mid 1998. Comparisons against the U.S. average continue in the 2 to 1 range. No particular change in inflation is expected with the U.S. Implicit Price Deflator hovering between 2.0% and 2.5%, and translating to a 3.0% to 4.0% increase in real personal income.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - CONTINUED


Manufacturing payrolls expanded by 3,200 in July and 5,100 in August to a total count of 376,800. The largest employer in Snohomish County is The Boeing Company, and they are still hard pressed to meet targeted delivery dates of 747s and 737s this year despite a surge of new workers in 1997. Expected deliveries were cut in 1997 from 340-350 to 335, with the 1998 forecast calling for 480 deliveries.

From the period October 1996 through October 1997, the county's manufacturing employment has jumped by 9,300 workers over the year. Aerospace payrolls, primarily at The Boeing Company, have swelled by 8,600 for an annual increase of 26%. Employment in related durable goods manufacturing industries has increased as well.

The county's goods producing industries altogether (manufacturing plus construction and mining) generated 11,000 new payroll spots since last year, up 16%. Construction employment has been particularly strong in 1997, up 14%.

The last available figures for the County's unemployment rate are 3.1% averaged across the county. This is down sharply from last year's 5.1%. Consequently, the labor market can be characterized as being tight. Unemployment is at the level of the county's last boom period in 1990.

Looking forward to what can be expected in 1998, is generally characterized as a slowing boom. The Puget Sound Business Journal (Jan 2-8, 1998 edition) concludes that job growth in all sectors will continue, but drop to an estimated 4.3% growth rate.

Snohomish County still has abundant resources for industrial expansion such as, vacant land with entitlements, a good supply of trained labor, and a good supply of industrial water and sewer capacity, and the perception is that traffic in Snohomish County is much more palatable than elsewhere in the Puget Sound region.

Although the Corporation expects to be successful in competing with the abundance of financing sources, which may, or may not, have regulatory constraints, management continues to be cautiously optimistic regarding the level of future business opportunities for the Corporation.

FINANCIAL REVIEW/BALANCE SHEET

The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, and business and competitive factors.

Based on the balances at year-end 1997, assets increased $79.3 million or 9.9%; increased $68.4 million, or 9.3% in 1996; and increased $92.6 million in 1995, or 14.4%. Average earning assets as a percent of total average assets (see page 38) were 95.4%, or $799.0 million in 1997; 95.7%, or $720.5 million in 1996; and 95.6%, or $661.1 million in 1995. Local economic conditions were the largest factor contributing to the growth in earning assets during the three years.

Total loans increased $64.9 million, or 10.8% in 1997; $95.4 million, or 18.9% in 1996, increasing substantially over the 1995 growth of $34.5 million, or 7.3%. In 1997, the investment portfolio decreased $16.0 million or 12.2%. In 1996, the investment portfolio decreased $13.8 million or 9.6%, and in 1995 it increased $8.6 million, or 6.3%. The reason for the decline in 1997 was to shift funds from maturing investments into the loan portfolio. The earning asset with the largest increase for 1996 and 1997 was real estate commercial loans, which increased $40.8 million or 17.7% in 1997, and $59.1 million, or 34.3% in 1996. Management attributes this increase to improving local economic conditions and the ability to be very competitive in this type of lending. In 1997, federal funds sold increased $36.3 million, or 144.9% due to the unattractive intermediate to long-term rates on investments, and less than expected loan demand. However, 1997 was a year of an exceptional number of early calls for redemption of investments which contributed substantially to the increase in federal funds sold for the period. In 1995, federal funds sold had the largest increase, which reflects the decrease in loan demand during that period.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


The primary source of funds for earning assets are deposits and borrowings. Total deposits were up $60.4 million, or 9.0% in 1997; up $29.3 million, or 4.6% in 1996 and increased $101.6 million, or 18.8% in 1995. Money Market and NOW accounts were up $20.0 million, or 24.7% in 1997, and had the largest increase of all deposit categories for the year. These deposits were up $11.1 million, or 15.8% in 1996 and in 1995, these balances were down $.7 million, or 1.0%. Savings accounts were up $4.8 million or 3.3% in 1997; up $5.7 million, or 4.0% in 1996, reversing a previous downward trend and in 1995, these deposits were down $54.0 million or 27.6%. Time certificates of deposit (cd's) increased $16.6 million, or 4.6% in 1997; increased $13.6 million, or 3.9% in 1996, which growth is substantially below that of 1995, when cd's increased $144.8 million, or 71.8%. A slowing of the growth in deposits in 1997 and 1996, (as compared to the growth of loans) was planned by management, due to the slower growth in 1995 of the loan portfolio.

The 1997 results of operations include the following contributing factors, which are discussed more fully in the following pages of the financial review.

     1. Net interest income increased $6.3 million, or 16.5%;

     2. Net income increased $2.3 million in 1997, or 15.6%;

     3. The reserve for loan losses is strong at 2.23% of total loans.

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

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. References to net interest income and net interest margin in this discussion represent taxable equivalent amounts using a tax rate of 35%, and applies to loans and investments only.

The asset yields and cost of funds for the Corporation during the last three years reflect the level of general interest rates, and the competitive nature of the financial services industry. For the year 1997 the average yield on earning assets increased 9 basis points, and the average cost of interest bearing liabilities decreased 10 basis points, for a net increase in the spread of 19 basis points. For the year 1996, the average yield on earning assets dropped 12 basis points and the average cost of interest bearing liabilities dropped 22 basis points. In 1995, the yield on average assets was up 31 basis points, and the average cost of interest bearing liabilities increased 107 basis points. In 1997, increased yield on assets was due to an increase in the yield of the investment portfolio of 10 basis points, increasing from 7.16% in 1996 to 7.26% in 1997. Additionally, the yield on federal funds sold increased from 5.41% to 5.51%, and the yield on total loans remained the same at 10.37%. The decrease in the cost of funds was due to a decrease in interest bearing deposits of 10 basis points, decreasing from 5.06% to 4.96%, and a decrease in the cost of long-term debt from 5.56% to 5.40%. (Please refer to page 39 for further detail.) In 1996, rates leveled out and were subject to liquidity adjustments and competitive factors. The net yield on interest earning assets was 5.65% in 1997, 5.40% in 1996, and 5.26% in 1995. (See "Liquidity and Interest Sensitivity" in this section.) 1995 was a difficult year for the interest rate spread due to less than dynamic loan demand and paying deposit rates consistent with prudent liquidity management. As noted on page 39 of this report, it was the growth, or volume, which contributed mostly to the increased net interest earnings of the Corporation for all three years. The following is a more detailed discussion of the factors comprising net interest income.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


Net interest income is impacted primarily by changes in the volume and mix of earning assets and funding sources, market rates and asset quality. Tables 1 and 2 of this report present an analysis of the changes in net interest income. Table 1 (Average Balances) indicates the changes in the average balance of accounts, and Table 2 (Rate/Volume Analysis) indicates the causes of the changes in net interest income, whether by changes in the average balance (Volume) or changes in interest (Rate).

Table 1 indicates that net interest income totaled $45.1 million, an increase of $6.2 million, or 16.0%. In 1996 net interest income totaled $38.9 million, an increase of $4.1 million, or 11.8%, and in 1995 net interest income totaled $34.8 million, an increase of 4.2%. Table 2 indicates that of the $6.2 million increase in net interest income, there was an increase in interest income of $8.3 million and an increase in interest expense of $2.1 million, which leaves a net increase in net interest income of $6.2 million. In 1996 there was a $4.1 million increase in net interest income. There was an increase in interest income of $4.9 million and an increase in interest expense of $.8 million, which left a net increase in net interest income of $4.1 million. Using the tables in the same fashion, Table 1 indicates that net interest income for 1995 totaled $34.8 million, which was $1.4 million over 1994. Table 2 indicates there was an increase in interest income of $10.1 million and an increase in interest expense of $8.7 million, which leaves an increase in net interest income of $1.4 million.

LOAN PORTFOLIO

Average loans grew $85.3 million, or 15.4% in 1997; $69.7 million, or 14.4% in 1996, and $59.1 million, or 13.9% in 1995. In 1997, average real estate commercial loans had the largest dollar growth by increasing $48.3 million, or 23.1%. Real estate construction loans had the second largest dollar and percent growth increase of $23.6 million, or 21.4%. In 1996, real estate commercial loans again had the largest dollar growth by increasing $48.4 million, or 30.1%. This was followed by real estate construction loans, which increased by $19.5 million, or 21.5%. For 1995, real estate commercial loans had the largest growth of $43.4 million, or 37.0%. This was followed by real estate residential loans which increased $15.7 million, or 20.8% for the year.

The yield on total loans remained the same as 1996 at 10.37%. Although the Corporation did raise the prime rate in March of 1997, this was offset by competitive pressures on rates during the year. The yield on loans eased in 1996, dropping from a 1995 average of 10.74% to 10.37%. The yield in 1995 increased 51 basis points, however, during the last two quarters of 1995, they trended lower due to lack of demand. At December 31, 1997, 70% of the portfolio was fixed rate and 30% variable rate. At year-end 1996, 74% was fixed rate and 26% was variable rates. At year-end 1995, 63% of the portfolio was fixed rate and 37% was variable rate. Management has recognized that the number of fixed rate loans in the portfolio increased significantly in 1996, and reversed that trend in 1997 by increasing the level of variable rate loans by 4.5% of the portfolio. While it would be desirable to have more variable rate loans if general interest rates were to increase, it should be recognized that many of the fixed rate loans are real estate construction loans that have short (less than one year) maturities. For more information on repricing of assets and liabilities, please see the section "Interest Rate Risk" later in this report.

Interest and fee income from loans increased $8.8 million, or 15.4% in 1997; $5.4 million, or 10.4% in 1996; and $8.6 million, or 19.6% in 1995. The earnings on the $85.3 million increase in the 1997 average balance of loans, resulted in increased income of $8.9 million, and a decline in rates decreased income by $.1 million. The earnings on the $69.7 million increase in the 1996 average balance of loans, resulted in increased income of $7.5 million, while a decrease in interest rates decreased interest income by $2.1 million. The earnings on the $59.1 million increase in 1995 average balance of loans resulted in increased income of $5.8 million, while an increase in interest rates increased income by $2.8 million. Loan fee income totaled $5.0 million in 1997; $4.5 million in 1996, and $3.9 million in 1995.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


The Bank has a VISA credit card department which began operations in 1993. At year-end 1997, the department had $7.2 million in credit lines and $1.6 million in outstanding balances. At year-end 1996, the department had $5.6 million in credit lines and outstanding balances of $1.2 million, and at year-end 1995, the department had $4.0 million in credit lines, and $.9 million in active balances. The Bank also provides debit cards to customers.

In 1998, management expects loan demand to remain consistent with the growth rate in 1997.

LOAN LOSS PROVISION

The provision for loan losses decreased $130 thousand, or 6.56% in 1997; $455 thousand, or 29.8% in 1996, and decreased $2.4 million, or 60.9% in 1995. Although the Corporation had excellent loan quality in 1997, the reason for the substantial increase in the reserve was that recoveries of prior period losses of $1.5 million almost equaled the current losses of $1.7 million. In 1996, the growth of the reserves set aside for loan losses was consistent with the growth in total loans. The small growth of the loan portfolio in 1995 and continued loan quality did not require as large a contribution in 1995 as compared to prior years.

The allowance for loan losses was 2.23% of total loans in 1997; 2.21% in 1996, and 2.36% at year-end 1995. This ratio changes when 1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 1995, 1996 and 1997, management considered the reserve to be adequate. Please refer to Note 3, page 12 of this report for details regarding changes in the level of the allowance.

The allowance for loan losses as a percent of impaired loans was 272% in 1997, 317% in 1996, and 232% in 1995. Management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life of the portfolio. Accordingly, the ratio of the allowance for loan losses to impaired loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled. General conditions leading to management's decision to increase the allowance include concerns about the Northwest's economic environment, regional trends, and adverse effect of changes in government regulation and taxation.

INVESTMENTS

Total interest income from investments, including federal funds sold, decreased $519 thousand in 1997, or 5.2%; decreased $485 thousand in 1996, or 4.5%, and increased $1.6 million in 1995, or 14.8%. The decrease in average balances of $6.9 million, decreased interest income by $645 thousand, while an increase in rates increased interest income by $82 thousand in 1997. The decrease in average balances of $10.2 million in 1996, decreased income by $630 thousand, while an increase in rates increased interest income by $88 thousand. The increase in average investment balances of $26.9 million in 1995, contributed $.9 million to income, while rate changes accounted for an increase of $.6 million to income.

There were no realized losses in securities during 1997 or 1996, and no significant losses in securities in 1995.

INTEREST EXPENSE

Total interest and borrowing expense for 1997 increased $2.1 million, or 6.8%; increased $753 thousand, or 2.6% in 1996, and increased $8.7 million in 1995, or 42.2%. The increase of $52.9 million in the average balances of interest bearing liabilities contributed $2.6 million to interest expense, while decreased interest rates reduced interest expense by $.5 million. The increase of $39.5 million in the 1996 average balances of interest bearing

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


liabilities, contributed $2.5 million to interest expense, while declining interest rates decreased interest expense by $1.7 million. The increase of $65.5 million in the 1995 average balance of interest bearing liabilities contributed $4.9 million to expense, while an increase in average rates accounted for an increase of $3.8 million in interest expense.

In 1997, increases in the average balance of interest bearing core deposits increased interest expense by $2.2 million, and a decrease in rates reduced interest expense by $.5 million. Increases in the balances of short-term and long-term debt increased interest expense by $409 thousand, and a net reduction in the rates of two categories decreased interest expense by $31 thousand. In 1996, increases in the average balance of interest bearing deposits increased interest expense by $1.8 million, while declining interest rates decreased interest expense by $1.6 million. Increased balances of short-term borrowings and long-term debt increased interest expense by $649 thousand, and decreasing interest rates decreased interest expense by $99 thousand. In 1995, increases in the average balances of interest bearing deposits increased interest expense by $5.4 million and rates increased interest expense by $3.7 million. Short-term borrowings and long-term debt increased interest expense by $461 thousand, and increased rates increased interest expense by $58 thousand.

OTHER  NONINTEREST INCOME

Noninterest income totaled $3.9 million in 1997, up $167 thousand, or 4.5%. Noninterest income totaled $3.7 million, up $291 thousand, or 8.5% in 1996; and totaled $3.4 million in 1995, up $507 thousand, or 17.4%. In 1997 service charges increased $83 thousand, or 5.3%; decreased $16 thousand, or 1.0% in 1996, and increased a slight $4 thousand in 1995. Deposits have grown at a substantially higher rate than service charges. Management estimates that more customers are maintaining higher balances to avoid service charges. The number of accounts susceptible to service charges increased by 1,232, or 8.5% in 1997; increased 535 in 1996, or 2.8%, and decreased 237 accounts in 1995.

Other income increased $84 thousand in 1997, or 3.9%; increased $303 thousand in 1996, or 16.4%, and increased $152 thousand, or 9.0% in 1995. The increase in 1997 was due to several factors, but the majority of the increase was due to an increase in insurance and financial service fees of $126 thousand or 93.3%; and an increase in trust department fees of $122 thousand, or 17.0%. Partially offsetting these increases was a decline in gain on sale of other real estate owned to $195 thousand in 1997 from $346 thousand in 1996 or a 43.6% decline. The increase in 1996 was due to an increase in trust department fees of $151 thousand and an increase in non-recurring income of $189 thousand on gain on sale of other real estate owned. The increase in 1995 is due to non-recurring income of $157 thousand on gain on sale of other real estate owned, and interest of $98 thousand on amended tax returns. In 1996, insurance and financial service fees increased $50 thousand, or 58.8% for the year. Broker loan fees, (secondary market loan origination fees) increased only $5 thousand. In 1995, insurance and financial service income was down $118 thousand, or 58.1% for the year, along with a decrease of $142 thousand, or 45.0% in broker loan fees. Income from gain on sale of mortgage loans dropped in 1995 to $174 thousand from $316 thousand in 1994, or 44.9%. The reason for this large decline is due to high long-term interest rates in 1994 which all but halted the mortgage loan and refinance business. Although 1995 brought with it lower interest rates, it was not until the fourth quarter of 1995 that the Corporation began experiencing a slight increase in fee income from those activities.

As previously stated, trust department income increased $122 thousand, or 17.0% in 1997; $151 thousand, or 26.7% in 1996, and in 1995, income increased $116 thousand, or 25.8% to $565 thousand. The market value of trust assets managed at year-end 1997 was $143.2 million, up $23.7 million, or 19.8%. In 1996 assets increased to $119.5 million, up $12.6 million, or 11.8%, and in 1995 assets increased to $106.9 million, up $34.2 million, or 47.0%.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $3.0 million, or 16.5% to $20.9 million in 1997; increased $767 thousand to $17.9 million, or 4.5% in 1996, and increased $513 thousand, or 3.1% in 1995.

Salaries and employee benefits increased $1.6 million, or 14.4% in 1997; increased $1.1 million, or 11.2% in 1996, and increased $.7 million or 7.0% in 1995. The increase in salaries, only, for 1997 was $1.2 million, up 14.7%; in 1996 was up $.8 million, or 10.7% over 1995. The increase in 1997 was attributable to an increase in staff of 6.0%, and the remainder is attributable to merit raises. In 1996 the increase was attributable to an increase in staff of 7.5%, and the remainder is attributable to merit raises. The increase in salaries of 4.7% in 1995 was attributable to an increase in staff.

Employee benefits increased $448 thousand, or 13.9% in 1997; increased $357 thousand in 1996, and increased $335 thousand in 1995. This increase is due to an increase in the profit sharing contributions of $180 thousand or 10.3%. An increase of 6% is attributable to the increase in staff in 1997, and increased medical premiums of $75 thousand, or 19.4%. In 1996, this increase is due, for the most part, to an increase in the profit sharing contributions of $252 thousand. In 1995, the increase was attributable to an increase of $160 thousand, or 11.9% in profit sharing contributions, and an increase of $41 thousand, or 7.2% in social security taxes.

Occupancy expense was up $423 thousand, or 16.7% in 1997; up $41 thousand or 1.6% in 1996, and up $178 thousand, or 7.7% in 1995. In 1997, 41% of occupancy expense was depreciation, which increased $269 thousand, or 28.2%. The remainder of the increase in 1997 was due to increased furniture and equipment expense of $103 thousand, due to the opening of branches, and other miscellaneous expense of $34 thousand. In 1996, 38% of occupancy expense was depreciation. The remainder of the increase in 1996 was due to an increase in facilities expense. The increase in 1995 was due to office rental costs which increased $146 thousand to $389 thousand, or $60.1%.

Other expense increased $781 thousand, or 22.8% in 1997. Most of this increase was attributable to four areas. Marketing expenses increased $95 thousand, or 29.9%, due to new branch openings and product promotions; foreclosure expenses increased $123 thousand, or 164.0%, much of which was due to prior period foreclosures, and utilities and postage increased $107 thousand, or 10.5%. Other expenses decreased $228 thousand in 1996, or 8.4%. Although state and local taxes increased $254 thousand, FDIC insurance premiums dropped to $2 thousand in 1996, compared with premiums of $633 thousand paid in 1995. Additionally FDIC insurance premiums for 1995 were down $477 thousand or 43.0% due to the Bank Insurance Fund reaching its congressionally mandated level. FDIC insurance premium increases in prior years were the result of increases imposed by the Financial Institutions Reform and Recovery Act of 1989, and higher deposit balances. Other expense, increased $25 thousand, or .8% in 1995 to $3.2 million, reflecting the continued emphasis on maintaining low overhead costs.

Many banks and bank holding companies use a computation called the "efficiency ratio" to measure overhead and costs. This ratio is then compared to others in the industry. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income and other noninterest income. The lower the number, the more efficient the organization. The Corporation's efficiency ratio for 1997 was 43.5%; 1996 was 43.1%; and 46.2% in 1995. The Corporation's ratio is considered excellent for the industry.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


ASSET AND LIABILITY MANAGEMENT

Assets and liabilities are managed to maximize long-term shareholder returns by optimizing net interest income within the constraints of maintaining high credit quality, conservative interest rate risk policies and prudent levels of leverage and liquidity. The Asset and Liability Committee meets monthly to monitor the composition of the balance sheet, to assess and project interest rate trends and to formulate strategies consistent with established objectives for liquidity, interest rate risk and capital adequacy.

LIQUIDITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Cash flows from operations contribute significantly. As indicated on page 4 of this report, net income for 1997 contributed $16.9 million to liquidity, and $14.6 million to liquidity in 1996. In 1995, net income from operations contributed $12.6 million. Borrowing represents an important and manageable source of liquidity based on the Corporation's ability to raise new funds and renew maturing liabilities in a variety of markets. Liquidity is also obtained by maintaining assets that are readily convertible to cash at minimal cost through maturities and sales.

Deposits generated through the Corporation's branch network is the most important source of liquidity. In 1997, core deposits (Money Market, NOW and savings accounts) funded $44.0 million of the $65.2 million growth in loans. Contributing to that growth in loans were cd's which funded $16.6 million. Federal funds sold also made a contribution to loan growth. Some of the proceeds from maturing investments, along with cash provided by operating activities funded the growth in federal funds sold during the year. In 1996 core deposits funded $16.0 million of the growth in assets. Whereas, net borrowings from Federal Home Loan Bank of Seattle (FHLB) funded $20.0 million of the growth. Additional funds of $13.6 million came from cd's, and $4.4 million came from federal funds purchased and securities sold under agreements to repurchase. In 1996, maturing securities totaled $42.0 million and represents a highly accessible source of liquidity. Net maturities provided $14.5 million in liquidity, with $27.6 million of the total $42.0 million in maturities being reinvested in the portfolio.

Funding sources were somewhat different in 1995. Core deposits were running off, federal funds purchased and the FHLB were repaid, so all funding of assets came from increased cd balances of $144.8 million. In 1995 maturing securities provided $19.6 million in liquidity, and $24.2 million was reinvested in the portfolio.

Over the last three years, the financing of investment activities has changed. The changes in the financing methods in 1995 were planned by management. In years going forward, core deposits and FHLB borrowings became more important in the financing process. It is the Corporation's intention to continue this type of funding in the future.

In addition to deposit acquisition and borrowings as a source of liquidity, maturing loans and investments with maturities of less than one year and overnight federal funds purchased are considered to be available for liquidity needs.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


The charts below indicate the maturity schedule for earning assets as of December 31, 1997 and 1996:

MATURITY SCHEDULE FOR EARNING ASSETS
(Amortized cost used for investment)


                                                                                                           Percent
                                                                             Total           Total         of Total
                              0-1             1-5            After          Carrying         Fair           Fair
In Thousands                  Year           Years          5 Years           Cost           Value          Value
                            --------        --------        --------        --------        --------       --------
December 31, 1997
  Investments               $ 24,987        $ 15,330        $ 74,086        $114,403        $116,609         13.7%
  Loans                      253,479         381,764          30,087         665,330         672,700         79.1%
  Federal Funds sold          61,350              --              --          61,350          61,350          7.2%
                            --------        --------        --------        --------        --------        -----
     Total                  $339,816        $397,094        $104,173        $841,083        $850,659        100.0%
                            ========        ========        ========        ========        ========        =====


                                                                                                          Percent
                                                                             Total          Total          of Total
                              0-1             1-5            After          Carrying         Fair           Fair
In Thousands                  Year           Years          5 Years           Cost           Value          Value
                            --------        --------        --------        --------        --------       --------
December 31, 1996
  Investments               $ 27,115        $ 23,838        $ 79,979        $130,932        $132,202         17.4%
  Loans                      212,486         359,492          28,416         600,394         601,643         79.3%
  Federal Funds sold          25,050              --              --          25,050          25,050          3.3%
                            --------        --------        --------        --------        --------        -----
     Total                  $264,651        $383,330        $108,395        $756,376        $758,895        100.0%
                            ========        ========        ========        ========        ========        =====


As indicated in the chart, in 1997 $339.8 million, or 40.4% in aggregate assets were available for liquidity at year-end. In 1996, $264.7 million in aggregate loans, investments and federal funds sold were available liquidity at year-end, or 35.0% of carrying value. At year-end 1995, $253.9 million in aggregate loans, investments and federal funds sold were available, or 36.0% of carrying value. The Corporation also has other sources of liquidity not indicated above. For example, at year-end 1997, the bank has a pre-approved credit line up to $95.5 million from Seattle FHLB. However, assets must be pledged to secure these borrowings. Currently borrowings are $30 million. AFS securities totaling $83.0 million could be sold for liquidity purposes. The Corporation could also issue cd's to public entities exceeding $75.0 million more than currently issued. Additionally, participation in the treasury department's short-term note program is available along with potential borrowings from the Federal Reserve Bank of San Francisco and other correspondent banks.

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

The simulation model used by the Corporation combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation. Earning assets and interest-bearing liabilities with longer lives may be subject to more volatility than those with shorter lives. The model accounts for these differences in its simulations. At December 31, 1997, the simulation modeled the impact of assumptions that interest rates would increase or decrease 200 basis points. Results indicated that the Corporation was positioned such that equity would not drop below that point where the Corporation, for regulatory purposes, would continue to be classified "well capitalized". It should be emphasized that the model is static in nature and does not take into consideration possible management actions to minimize the impact on equity. Management also matches assets and liabilities on a static "gap" report monthly to assist in interest rate sensitivity measurements.

Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability which matures, or is subject to repricing over one year, to be interest-sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates might have an adverse impact on earnings as interest income decreases faster than interest expense. This assumes that management adjusts asset and liability rates equally as general interest rates fall. Conversely, an increase in interest rates would increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Corporation's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

MANAGEMENT DOES NOT USE INTEREST RATE RISK MANAGEMENT PRODUCTS SUCH AS INTEREST RATE SWAPS, OPTIONS, HEDGES, OR DERIVATIVES, NOR DOES MANAGEMENT CURRENTLY HAVE ANY INTENTION TO USE SUCH PRODUCTS IN THE FUTURE.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis because a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets, liabilities and ignores the future impact of new business strategies.

The table on the next page gives yet another picture of the assets and liabilities of the Corporation. The table sets forth the balances of the Corporation's instruments at the expected maturity dates, as well as the fair value of those financial instruments as of December 31, 1997. The expected maturities do not take into consideration contractual principal payments for loans and securities, or when an asset or liability is susceptible to repricing as interest rates increase or decrease.

In the table on the next page the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rates. The run-off rates for noninterest bearing deposits is 6.4% per year; for NOW and money market accounts is 7.6% per year; and for savings accounts is 9.1% per year. The weighted average interest rates for financial instruments presented are actual for 1997, and are shown on page 38 of this report. Please refer to
Note 16 on page 21 of this report for details regarding estimated fair value amounts.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


MARKET RISK

The Corporation's interest rate sensitive positions at December 31, 1997 is shown in the following table:

                                                                  Expected Maturity Date
                                          ----------------------------------------------------------------              Fair
In Thousands                              1998        1999        2000       2001      2002     Thereafter   Total      Value
                                          ----        ----        ----       ----      ----     ----------   -----      -----
FINANCIAL ASSETS
Cash and cash equivalents
    Noninterest bearing                  $30,496          --          --        --        --          --     $30,496   $30,496
    Weighted average interest rate
Federal funds sold
    Variable rate                         61,350          --          --        --        --          --      61,350    61,350
    Weighted average interest rate          5.51%                                                               5.51%
Securities available for sale
    Fixed rate                            21,242      $2,616      $4,567    $3,145    $3,062     $47,690      82,322    83,019
    Weighted average interest rate          5.95%       8.19%       7.13%     7.55%     7.36%       6.74%       6.66%
Securities held to maturity
    Fixed rate                             3,745         200         155       357     1,228      26,396      32,081    33,590
    Weighted average interest rate          8.08%      10.00%       9.19%     9.84%    10.18%       8.81%       8.80%
Loans Receivable, net
    Fixed rate                           129,160      58,524      52,785   103,488   108,701      13,073     465,731   464,729
    Weighted average interest rate          9.38%       9.08%       9.48%     9.21%     9.32%       8.85%       9.28%
    Variable rate                        124,319      31,948       7,733     8,107    10,478      17,014     199,599   199,210
    Weighted average interest rate         10.10%      10.06%      10.02%    10.06%     9.68%       9.78%      10.04%

FINANCIAL LIABILITIES
Noninterest bearing deposits               6,482       6,067       5,679     5,315     4,975      72,760     101,278   101,278
    Weighted average interest rate
NOW & Money Market accounts                7,676       7,092       6,553     6,055     5,595      68,023     100,994   100,994
    Weighted average interest rate          2.97%       2.97%       2.97%     2.97%     2.97%       2.97%       2.97%
Savings accounts                          13,817      12,559      11,417    10,378     9,433      94,229     151,833   151,833
    Weighted average interest rate          4.00%       4.00%       4.00%     4.00%     4.00%       4.00%       4.00%
Time Certificates
    Fixed rate                           244,081      27,019      19,550     9,751     6,096       1,812     308,309   309,426
    Weighted average interest rate          5.69%       6.10%       6.72%     5.87%     5.89%       6.80%       5.81%
    Variable rate                         62,132       6,291          --        --        --          93      68,516    68,649
    Weighted average interest rate          5.88%       5.66%                                       6.18%       5.86%
Federal funds purchased
    Variable rate                          4,796          --          --        --        --          --       4,796     4,796
    Weighted average interest rate          5.05%                                                               5.05%
Securities sold under agreement
    to repurchase
    Variable rate                         13,166          --          --        --        --          --      13,166    13,166
    Weighted average interest rate          5.00%                                                               5.00%
FHLB advances
    Fixed rate                                --      20,000       5,000        --        --       5,000      30,000    29,930
    Weighted average interest rate                      5.39%       5.40%                           5.80%       5.46%

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


CAPITAL

Consolidated capital of the Corporation for financial statement purposes, increased $17.5 million in 1997, or 21.8% to $97.8 million; increased $15.0 million in 1996, or 22.9% to $80.3 million, and increased $14.9 million in 1995 to $65.4 million, or 29.5%. In 1997, almost all of the increase was attributable to the net income of the Bank. In 1996, $1 million of the capital increase was attributable to the investment in Washington Banking Company; a decrease of $.8 million was attributable to the change in fair market value of the AFS portfolio, and the remainder was almost all due to net profits of the Bank. In 1995, $2.1 million of the increase was attributable to the increase in the market value of the AFS securities, and almost all of the remainder of the increase was the retained earnings of the Bank. Please see Note 11 on page 16 of this report for other information of shareowner's equity and regulatory capital.

MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK
AND RELATED SHAREOWNER MATTERS

Trading in Frontier Financial Corporation's common stock has not been extensive, however could be considered active. In 1997, based on shares outstanding at year-end, private trades and transfers totaled approximately 17%. In 1996, private trades and transfers totaled approximately 11%, and in 1995 totaled approximately 7%. Prior to 1998 the Corporation's common stock had not listed on any exchange, or the National Association of Securities Dealers' Automated Quotation System (Nasdaq). However, in February 1998, the Board of Directors of the Corporation announced that application has been made for quotation of the common stock of the Corporation on the Nasdaq National Market. Management has been informed that the application process generally takes 60 to 90 days, and that trading will commence at the conclusion of that process. During 1997, the market price of common stock ranged from $29.00 to $37.00 per share (prices have been adjusted for the stock dividend paid in 1997).

At December 31, 1997, the total number of shareowners of record of Frontier Financial Corporation's common stock was 3,425, and there were 7,350,561 shares outstanding.

Management has established an objective to maximize the rate of internal capital growth as the means of maintaining capital adequacy. The Corporation has not paid cash dividends in the past. However, the Bank, or the Corporation, has paid a stock dividend each year since 1981, except for 1995, when a 3-for-2 split was declared. Management believes that distributing the profits of the Corporation by issuing stock accomplishes much more than a cash dividend. The amount of cash that could be distributed to shareowners would be far less than the liquidation value of a stock dividend, and cash dividends reduce capital which is needed to fund the continued growth of the Bank. Annually, the Board of Directors reviews various methods to distribute the earnings of the Corporation to the shareowners, including cash dividends.

IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 Issue results because many computer programs were written using two digits rather than four to define the applicable year. Any of the Corporation's computer programs which have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send statements, or other business activities.

The Corporation established a Year 2000 Committee in February 1997 with representatives from all functional areas within the Corporation which reports to the Board of Directors monthly. A Year 2000 Plan has been adopted along with established timelines. As a critical part of this plan, inventories of software has been completed and

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


each software application has been risk assessed based upon dependency to the Corporation. Based upon a recent assessment, the Corporation has determined that it will be required to modify or replace significant portions of identified software applications so that its computer systems will properly utilize dates beyond December 31, 1999. The Corporation presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Corporation.

The Corporation has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Corporation is vulnerable to those third parties failure to remediate their own Year 2000 Issue. The Corporation's total Year 2000 project cost and estimates to complete include the estimated costs and time associated with the impact of a third party's Year 2000 Issue, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Corporation's systems rely will be timely converted, or that a failure to convert by another Corporation, or a conversion that is incompatible with the Corporation's systems, would not have material adverse effect on the Corporation.

The Corporation will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modification. The Corporation plans to complete the Year 2000 project within one year. Management's best estimate at this time for the total year 2000 project is roughly $550 thousand, which will be funded through cash flows of operations. To date, the Corporation has incurred and expensed approximately $200 thousand related to the assessment of, and preliminary efforts in connection with, its Year 2000 project and the development of a remediation plan.

The costs of the project and the date on which the Corporation plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plan and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material difference include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

The Corporation is also in the process of determining the incremental credit risk in the loan portfolio relating to individual customers' preparedness to understand and successfully address Year 2000 software and hardware issues. For those over an established dollar threshold, a credit risk assessment is being performed on each borrower to insure that they are aware and what actions they can take to become Year 2000 compliant. Follow-up with the borrower has been made a part of the Corporation's internal due diligence. This will be an ongoing process for the next two years.

FORWARD LOOKING STATEMENTS

Except for historical financial information contained herein, the matters discussed in this annual report of the Corporation may be considered "forward-looking" statement within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to Frontier Financial Corporation include those related to the economic environment, particularly in the areas in which Frontier operates, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management and asset/liability management, the financial and securities markets, and the availability of and costs associated with sources of liquidity.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - TABLE 1

                                                               Year Ended December 31,
                            ------------------------------------------------------------------------------------------------------
                                          1997                              1996                              1995(1)
                            -------------------------------    -------------------------------    --------------------------------
                                                    Average                           Average                             Average
                                         Interest    Rates                 Interest    Rates                  Interest     Rates
                             Average     Income/    Earned/    Average     Income/    Earned/      Average    Income/     Earned/
In Thousands                 Balance     Expense     Paid      Balance     Expense      Paid       Balance    Expense      Paid
                            -----------  --------   --------   ---------   --------   ---------   ----------  --------    --------
INTEREST EARNING ASSETS
Taxable investments           $ 90,733   $ 6,146      6.77%    $110,391    $ 7,349      6.66%     $ 106,320   $ 6,781        6.38%
Nontaxable investments (2)      29,630     2,598      8.77%      30,405      2,730      8.98%        31,872     2,977        9.34%
                              --------   -------     -----     --------    -------     -----      ---------   -------       -----
       Total                   120,363     8,744      7.26%     140,796     10,079      7.16%       138,192     9,758        7.06%
                              --------   -------     -----     --------    -------     -----      ---------   -------       -----

Federal funds sold              38,180     2,103      5.51%      24,625      1,331      5.41%        37,477     2,194        5.85%
Loans(3)
    Installment                 23,806     2,317      9.73%      21,180      2,072      9.78%        19,193     1,916        9.98%
    Commercial(2)              122,992    12,522     10.18%     120,370     12,339     10.25%       124,356    13,218       10.63%
    Real estate
       Commercial              257,122    25,451      9.90%     208,816     20,568      9.85%       160,466    16,345       10.19%
       Construction            133,538    15,775     11.81%     109,983     13,194     12.00%        90,506    11,501       12.71%
       Residential             102,957    10,367     10.07%      94,756      9,408      9.93%        90,909     9,175       10.09%
                              --------   -------     -----     --------    -------     -----      ---------   -------       -----
       Total                   640,415    66,432     10.37%     555,105     57,581     10.37%       485,430    52,155       10.74%
                              --------   -------     -----     --------    -------     -----      ---------   -------       -----

Total earning assets/total
     interest income           798,958   $ 77,279     9.67%     720,526    $68,991      9.58%       661,099   $64,107        9.70%
                              --------   -------     -----     --------    -------     -----      ---------   -------       -----

Reserve for loan losses        (14,066)                         (12,509)                            (12,467)
Cash and due from banks         28,029                           22,258                              20,885
Other assets                    24,975                           22,551                              21,810
                             ---------                         --------                           ---------
TOTAL ASSETS                 $ 837,896                         $752,826                            $691,327
                             =========                         ========                            ========

INTEREST BEARING LIABILITIES
Money Market &
     NOW accounts             $ 86,419   $ 2,562      2.97%    $ 71,712    $ 2,133      2.97%      $ 68,511   $ 2,159        3.15%
Savings accounts               149,383     5,974      4.00%     144,629      5,813      4.02%       151,798     6,349        4.18%
Other time deposits            364,146    21,224      5.83%     338,542     20,132      5.95%       306,724    19,350        6.31%
                              ---------  -------     -----     --------    -------     -----      ---------   -------       -----
Total interest bearing
     deposits                  599,948    29,760      4.96%     554,883     28,078      5.06%       527,033    27,858        5.29%

Short-term borrowings           15,198       762      5.00%      11,018        539      4.89%         3,173       175        5.51%
Long-term debt                  30,358     1,638      5.40%      26,679      1,483      5.56%        22,848     1,297        5.68%
                              ---------  -------     -----     --------    -------     -----      ---------   -------       -----

Total interest bearing
     liabilities/total
     interest expense          645,504    32,160      4.98%     592,580     30,100      5.08%       553,054    29,330        5.30%
                              ---------  -------     -----     --------    -------     -----      ---------   -------       -----

Noninterest bearing
     deposits                   95,153                           80,131                              73,001
Other liabilities                7,522                            7,062                               6,832
Shareowners' equity             89,717                           73,053                              58,440
                              --------                         --------                           ---------
TOTAL LIABILITIES
     AND CAPITAL             $ 837,896                         $752,826                            $691,327
                             =========                         ========                            ========

NET INTEREST INCOME                      $ 45,119                          $38,891                            $34,777
                                         ========                          =======                            =======

NET YIELD ON INTEREST
     EARNING ASSETS                                   5.65%                             5.40%                           5.26%
                                                      ====                              ====                            ====

(1) Prior period data restated to conform to current presentation.

(2) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.

(3) Includes nonaccruing loans.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - TABLE 2


                                                                  Year ended December 31,
                         -----------------------------------------------------------------------------------------------------------
                                 1997 versus 1996                    1996 versus 1995                     1995 versus 1994
                         ----------------------------------  ---------------------------------   -----------------------------------
                              Increase (Decrease) Due            Increase (Decrease) Due              Increase (Decrease) Due
In Thousands                       to Change in                        to Change in                         to Change in
                         ----------------------------------  ---------------------------------   -----------------------------------
                                                   Total                              Total                                Total
                         Average     Average     Increase    Average    Average     Increase     Average     Average      Increase
                          Volume      Rate       (Decrease)  Volume      Rate       (Decrease)    Volume       Rate      (Decrease)
                         ---------   --------    ----------  --------  ----------   ----------   ---------   ---------   -----------
INTEREST INCOME
  Taxable investments    $ (1,309)     $ 106      $ (1,203)    $ 260       $ 308        $ 568      $ (538)       $ 82     $ (456)
  Nontaxable investments      (70)       (62)         (132)     (137)       (110)        (247)        (77)        (69)      (146)
                         --------    -------     ---------   -------   ---------    ---------    --------    --------    -------
          Total            (1,379)        44        (1,335)      123         198          321        (615)         13       (602)

  Federal funds sold          734         38           772      (753)       (110)        (863)      1,492         650      2,142

  Loans
     Installment              257        (12)          245       199         (43)         156         (22)        119         97
     Commercial               270        (87)          183      (424)       (455)        (879)        388       1,157      1,545
     Real estate
        Commercial          4,757        126         4,883     4,926        (703)       4,223       4,168         835      5,003
        Construction        2,825       (244)        2,581     2,475        (782)       1,693        (291)      1,379      1,088
        Residential           815        144           959       388        (155)         233       1,554        (734)       820
                         --------    -------     ---------   -------   ---------    ---------    --------    --------    -------
          Total             8,924        (73)        8,851     7,564      (2,138)       5,426       5,797       2,756      8,553

TOTAL INTEREST
  INCOME                    8,279          9         8,288     6,934      (2,050)       4,884       6,674       3,419     10,093
                         --------    -------     ---------   -------   ---------    ---------    --------    --------    -------
INTEREST EXPENSE
    Money Market &
     NOW accounts             437         (8)          429       101        (127)         (26)       (194)        353        159
    Savings accounts          192        (31)          161      (300)       (236)        (536)     (2,791)        534     (2,257)
    Other time deposits     1,523       (431)        1,092     2,007      (1,225)         782       8,387       2,805     11,192
                         --------    -------     ---------   -------   ---------    ---------    --------    --------    -------
         Total interest
            bearing
            deposits        2,152       (470)        1,682     1,808      (1,588)         220       5,402       3,692      9,094

    Short-term borrowings     205         18           223       432         (68)         364        (393)         30       (363)
    Long-term debt            204        (49)          155       217         (31)         186         (68)         28        (40)
                         --------    -------     ---------   -------   ---------    ---------    --------    --------    -------
TOTAL INTEREST
    EXPENSE                 2,561       (501)        2,060     2,457      (1,687)         770       4,941       3,750      8,691
                         --------    -------     ---------   -------   ---------    ---------    --------    --------    -------
CHANGE IN NET
     INTEREST INCOME      $ 5,718      $ 510       $ 6,228   $ 4,477      $ (363)     $ 4,114     $ 1,733      $ (331)   $ 1,402
                         ========    =======     =========   =======   =========    =========    ========    ========    =======