Form 10-K, Exhibit 13
period 1998-12-31
FRONTIER FINANCIAL CORP /WA/
filed 1999-03-29
CIK 716457

                                                                   EXHIBIT 13

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

THANKS FOR HELPING US FULFILL OUR BILLION DOLLAR DREAM

Frontier Bank, which began as a dream for a group of successful and dedicated business men and women of Snohomish County, has made history.

Our dream was to build a "high-touch" bank with one-on-one personal service, where customers interact with caring, sensitive employees. Today we have reached over one billion dollars in assets. Frontier Bank is the first financial institution headquartered in Snohomish County to exceed $1 billion...and we thank you for helping us get there!

Frontier Bank pledged to continue offering innovative products and value-added service to our countless business clients and professionals, to our consumer customers, our many loyal shareowners, and the dedicated group of senior clients whom we serve. All of you are very important to us.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

                                                                                                                           % CHANGE
AT YEAR END                               1998            1997            1996            1995             1994            1997-1998
                                       ----------      ----------      ----------      ----------       ----------         ---------
  Total assets                         $1,147,873      $  973,052      $  874,946      $  796,730       $  704,115          +18.0%
  Net loans                               880,044         721,122         643,644         539,517          506,528          +22.0%
  Deposits                                926,642         810,348         732,389         694,278          592,663          +14.4%
  Long-term debt                                0             695           1,059           1,394            1,823         -100.0%
  Investment securities                   145,601         115,999         132,340         146,645          137,995          +25.5%
  Shareowner's equity                     129,249         107,384          88,351          72,214           57,321          +20.4%
FOR THE YEAR
  Interest income                      $   93,562      $   83,324      $   73,971      $   68,443       $   58,302          +12.3%
  Interest expense                         37,890          34,369          32,062          31,091           22,383          +10.2%
  Securities gains (losses)                     0               0               0              (4)            (355)             nm
  Provision for loan losses                 1,800           2,095           2,133           1,621            3,996          -14.1%
  Net income                               21,649          18,594          16,012          13,837           11,620          +16.4%
  Basic earnings per share             $     2.49      $     2.15      $     1.87      $     1.62       $     1.37          +15.8%
  Fully diluted earnings per share     $     2.46      $     2.14      $     1.84      $     1.59       $     1.34          +15.0%
  Return on Average
     Assets                                  2.06%           2.03%           1.96%            1.84%           1.82%
     Equity                                 18.27%          18.84%          20.15%           21.34%          22.26%
  Ave. equity/avg. assets                   11.30%          10.78%           9.71%            8.63%           8.18%

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                               A REMARKABLE YEAR!


A REMARKABLE YEAR!

The twentieth anniversary year for Frontier Bank was truly remarkable. We celebrated with record earnings, substantial growth in total assets, loans, deposits, capital, and an expanded servicing area. Three major events occurred, any one of which would have stood out in any prior year.

First, Frontier Financial Corporation stock began trading on April 16, 1998 on the NASDAQ National Market under the symbol FTBK. Our goal was to (1) reduce paperwork within the bank which was becoming excessive, due to our expanding shareowner base; (2) obtain greater liquidity for our shareowners; and (3) to create a currency for future acquisitions by having a stock whose value is established in a public market.

The second major event was our merger with Valley Bancorporation and its subsidiary, Bank of Sumner. The merger was completed on December 21, 1998 and expands Frontier's servicing area into Pierce County with offices in Buckley, Orting, Puyallup, and Sumner. It added approximately $100 million in assets plus an experienced staff.

On October 13, 1998, total assets of Frontier Bank surpassed one billion dollars for the first time. Thus, Frontier becomes the first bank headquartered in Snohomish County to reach "a billion," our third achievement in 1998.

Earnings increased 16.4% in 1998 to $21.6 million, or $2.46 per fully diluted share, up from $18.6 million, or $2.14 per fully diluted share in 1997. The numbers were adjusted to reflect the 7% stock dividend paid in March, 1998. This marks the 20th consecutive year of record earnings for Frontier, and the fourth quarter of 1998 was the 60th consecutive quarter in which earnings exceeded the same quarter of the prior year. I don't know of any other commercial bank I the United States that can match our record for consecutive quarterly income gains at this time.

Assets increased $175 million during the year to $1.15 billion or 18% while deposits grew by $116 million to $927 million or 14.4%. Loans increased by $161 million to $898 million, and shareowners' equity increased from $107 million to $129 million reflecting gains of 22% and 20%, respectively.

The investment portfolio totaled $146 million up from $116 million in 1997, a gain of 26%. At year-end, the market value of our investment portfolio exceeded our cost by over $2.6 million reflecting an unrealized gain.

The above numbers include Bank of Sumner's totals for both 1997 and 1998 to comply with "pooling of interests" accounting requirements.

The corporation earned 2.06% on average assets (ROA) compared to 2.03% and 18.27% on average equity (ROE) compared to 18.84% in 1998 and 1997 respectively, which places Frontier among the leaders when comparing peer group performance.

Some of the other achievements during 1998 include:

- Completed another record year in the Trust Department where department assets increased by 11% and earnings grew by 28% over 1997.

- Expense management was solid, reflected by our efficiency ratio of 43.3%

- Increased the number of ATM's from 8 to 15.

- Continued to maintain a quality loan portfolio. During the year recoveries from prior year losses exceeded 1998 loan losses by $500 thousand.

- Paid a 7% stock dividend in March, 1998. This was our seventeenth stock dividend paid to shareowners, and, in addition, we have had five stock splits. As a results of stock splits and stock dividends, an original one share investment, when Frontier Bank was opened in 1978, would have grown to 251 shares. In monetary terms, an original $1,000 investment in Frontier stock would have a market value of almost $115,000 at year-ended 1998. While we have had greater volatility in the stock price since we started public trading, nonetheless, Frontier stock increased in value by 32.3% from January 1 to December 31, 1998.

- Both our Investment Center, which handles the sales of mutual funds and other investments, and our Real Estate Mortgage Center had record performances.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

The Year 2000 problem, or Y2K, has been receiving increasing media coverage. Our "Year 2000 Task Force" has been working diligently for almost two years to make certain that all Frontier systems and all vendor systems are Year 2000 compliant. We have also been working closely with larger borrowing clients to make certain that their systems will be compliant. Obviously, this is a big challenge for every business. We believe that our early preparations and close monitoring of all associated costs will enable our bank to be ready well ahead of 2000, and without squandering valuable financial resources to get there. In spite of the past year's success, our spirits were saddened by the loss of our director, Ed Novack. Ed was very active in the initial organization of Frontier Bank, and always displayed great pride in our achievements. He served as the first Chairman of the Board of Directors. We will miss Ed's wisdom and good counsel. Our deepest sympathy has been conveyed to his wife, Lorraine, and to the Novack family.

Looking forward, we continue to recognize the challenges that face us. Rapidly changing technology and keen competition keep us on our toes. Not only is the competition from other banks, but specialized non-regulated national firms have increased their presence and aggressively compete for business.

While we have been blessed with a strong local economy for several years, we do expect some slowdown in the rate of growth in 1999. Nationally, we expect continued strength in the economy marked by a low interest rates and low rate of inflation.

As we look to the future, there is no shortage of opportunities for Frontier Financial Corporation.

All it takes to succeed is the desire, commitment, and creativity to take advantage of these opportunities, and we know Frontier staff members possess these qualities in abundance. We are very proud of our company and are excited about the future.

Again, thanks to our Board of Directors for their leadership during 1998, and to our hard working staff for their commitment to serving our clients with skill and dedication. We want to thank you, our fellow shareowners for your support, and we want you to know that we are going to do everything we can to continue to reward your commitment.

All of us working together as a team will move this organization to further growth and success... "it's really the people who make the difference."

Sincerely,

/s/ Bob Dickson
Bob Dickson
President & CEO

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

Management has established and is responsible for maintaining an internal control environment designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records are reliably maintained. The internal control environment includes: an effective financial accounting structure; a comprehensive internal audit function; and independent Audit Committee of the Board of Directors, and extensive financial and operating policies and procedures. The Corporation's management also fosters an ethical climate supported by a code of conduct along with appropriate selection and training of personnel.

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

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 1998, the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 1998.

/s/ Robert J. Dickson                       /s/ James F. Felicetty

ROBERT J. DICKSON                           JAMES F. FELICETTY
President and Chief Executive Officer       Secretary/Treasurer

                                 MOSS ADAMS LLP
                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareowners
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareowner's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                               /s/ Moss Adams LLP
                                               MOSS ADAMS LLP

Everett, Washington
January 19, 1999

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)

                                                                                      DECEMBER 31,
                                                                               ----------------------------
ASSETS                                                                             1998             1997
                                                                               -----------      -----------
Cash and due from banks                                                        $    44,233      $    33,704
Federal funds sold                                                                  45,712           71,885
Investment securities
        Available for sale, at fair value                                          112,707           83,019
        Held to maturity (Fair value 1998: $34,517; 1997:$34,491)                   32,894           32,980
                                                                               -----------      -----------
                       Total investment securities                                 145,601          115,999

Loans                                                                              898,142          736,946
Less allowance for loan losses                                                     (18,098)         (15,824)
                                                                               -----------      -----------
                       Net loans                                                   880,044          721,122
Premises and equipment, net                                                         15,647           15,757
Other real estate owned                                                              1,287            1,200
Other assets                                                                        15,349           13,385
                                                                               -----------      -----------
                       Total assets                                            $ 1,147,873      $   973,052
                                                                               ===========      ===========
LIABILITIES
Deposits
      Noninterest bearing accounts                                             $   147,981      $   119,808
      Interest bearing accounts                                                    778,661          690,540
                                                                               -----------      -----------
                       Total deposits                                              926,642          810,348
Federal funds purchased and securities sold under agreements to repurchase          31,858           17,962
Other liabilities                                                                    9,910            6,663
Federal Home Loan Bank advances                                                     50,214           30,000
Long-term debt                                                                           -              695
                                                                               -----------      -----------
                       Total liabilities                                         1,018,624          865,668
                                                                               -----------      -----------

SHAREOWNERS' EQUITY
Common stock, no par value; 50,000,000 shares authorized; 8,697,261 and
      8,144,461 shares issued and outstanding in 1998 and 1997                      90,547           72,354
Retained earnings                                                                   38,076           34,577
Accumulated comprehensive income, net of tax                                           626              453
                                                                               -----------      -----------
                       Total shareowners' equity                                   129,249          107,384
                                                                               -----------      -----------
                       Total liabilities and shareowners' equity               $ 1,147,873      $   973,052
                                                                               ===========      ===========



   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES


                        CONSOLIDATED STATEMENT OF INCOME
                  (In Thousands, except for per share amounts)

                                                                                YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------
                                                                         1998              1997              1996
                                                                       --------          --------          --------
INTEREST INCOME
    Interest and fees on loans                                         $ 82,450          $ 72,898          $ 63,086
    Interest on federal funds sold                                        3,417             2,515             1,676
    Interest on investment securities
       Taxable                                                            6,092             6,222             7,435
       Exempt from federal income tax                                     1,603             1,689             1,774
                                                                       --------          --------          --------

           Total interest income                                         93,562            83,324            73,971
                                                                       --------          --------          --------

INTEREST EXPENSE
    Interest on deposits                                                 34,748            31,907            29,963
    Interest on FHLB advances                                             1,946             1,632             1,470
    Interest on federal funds purchased and securities
       sold under agreements to repurchase                                1,196               761               538
    Interest on long-term debt                                                -                69                91
                                                                       --------          --------          --------

           Total interest expense                                        37,890            34,369            32,062

           Net interest income                                           55,672            48,955            41,909

PROVISION FOR LOAN LOSSES                                                (1,800)           (2,095)           (2,133)
                                                                       --------          --------          --------

           Net interest income after provision for loan losses           53,872            46,860            39,776
                                                                       --------          --------          --------

NON INTEREST INCOME
    Service charges                                                       1,999             1,956             1,846
    Other                                                                 3,329             2,409             2,316
                                                                       --------          --------          --------

           Total other income                                             5,328             4,365             4,162
                                                                       --------          --------          --------

NON INTEREST EXPENSE
    Salaries                                                             11,638            10,099             8,787
    Employee benefits                                                     4,253             4,113             3,601
    Occupancy                                                             3,307             3,253             2,738
    FDIC insurance premium                                                  100                86                 2
    State business taxes                                                  1,147               945               872
    Other                                                                 6,257             5,049             4,255
                                                                       --------          --------          --------

           Total other expense                                           26,702            23,545            20,255
                                                                       --------          --------          --------

INCOME BEFORE INCOME TAX                                                 32,498            27,680            23,683

PROVISION FOR INCOME TAX                                                (10,849)           (9,086)           (7,671)
                                                                       --------          --------          --------

NET INCOME                                                             $ 21,649          $ 18,594          $ 16,012
                                                                       ========          ========          ========

BASIC EARNINGS PER SHARE                                               $   2.49          $   2.15          $   1.87
                                                                       ========          ========          ========
DILUTED EARNINGS PER SHARE                                             $   2.46          $   2.14          $   1.84
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

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY
                     (In Thousands, except number of shares)

                                                                                                  Accumulated
                                                     Common Stock        Compre-                     Other
                                                ----------------------   hensive      Retained   Comprehensive
                                                  Shares      Amount     Income       Earnings   Income/(Loss)        Total
                                                ----------  ----------  ----------   ----------  -------------     ----------
Balance, December 31, 1995                       7,116,155  $   44,540               $   26,741     $      933     $   72,214

Comprehensive Income
   Net income for 1996                                   -           -  $   16,012       16,012              -         16,012
   Other comprehensive income, net of tax $433           -           -                        -              -              -
   Unrealized gain (loss) on available
        for sale securities                              -           -        (804)           -           (804)          (804)
                                                                        ----------
        Total comprehensive income                                      $   15,208
                                                                        ==========
Ten-for-one stock split                                  -         371                     (371)             -              -
Stock options exercised                             31,283         186                        -              -            186
Stock dividend                                     442,831      11,956                  (11,956)             -              -
Fractional shares purchased, (net)                     797          20                        -              -             20
Stock issued for Washington Banking
   Company stock                                    33,500         971                        -              -            971
Cash dividend declared by VBC                            -           -                     (248)             -           (248)
                                                ----------  ----------               ----------    -----------     ----------

Balance, December 31, 1996                       7,624,566      58,044                   30,178            129         88,351

Comprehensive Income
   Net income for 1997                                   -           -  $   18,594       18,594              -         18,594
   Other comprehensive income, net of tax $174           -           -                        -              -              -
   Unrealized gain (loss) on available
      for sale securities                                -           -         324            -            324            324
                                                                        ----------
       Total comprehensive income                                       $   18,918
                                                                        ==========
Stock options exercised                             40,548         365                        -              -            365
Stock dividend                                     478,475      13,920                  (13,920)             -              -
Fractional shares purchased, (net)                     872          25                        -              -             25
Cash dividend declared by VBC                            -           -                     (275)             -           (275)
                                                ----------  ----------               ----------     ----------     ----------

Balance, December 31, 1997                       8,144,461      72,354                   34,577            453        107,384

Comprehensive Income
   Net income for 1998                                   -           -  $   21,649       21,649              -         21,649
   Other comprehensive income, net of tax $93            -           -                        -              -              -
   Unrealized gain (loss) on available
       for sale securities                               -           -         173            -            173            173
                                                                        ----------
        Total comprehensive income                                      $   21,822
                                                                        ==========
Stock options exercised                             36,765         356                        -              -            356
Stock dividend                                     514,999      17,809                  (17,809)             -              -
Fractional shares purchased, (net)                   1,036          28                        -              -             28
Cash dividend declared by VBC                            -           -                     (341)             -           (341)
                                                ----------  ----------               ----------     ----------     ----------
Balance, December 31, 1998                       8,697,261  $   90,547               $   38,076     $      626     $  129,249
                                                ==========  ==========               ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                            -----------------------------------------------
                                                                               1998               1997               1996
                                                                            ---------          ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                              $  21,649          $  18,594          $  16,012
    Adjustments to reconcile net income to net
           cash provided by operating activities
       Depreciation and amortization                                            1,675              1,708              1,567
       Provision for loan losses                                                1,800              2,095              2,133
       Loss on sale of other real estate owned                                   (230)                 -                  -
       Deferred taxes                                                            (742)              (727)              (870)
       Increase (decrease) in income taxes payable                              1,088               (290)                 2
       Increase (decrease) in interest receivable                                (751)               267               (305)
       Increase (decrease) in interest payable                                    394             (2,740)              (580)
       Proceeds from sales of mortgage loans                                   34,788             20,054             20,712
       Origination of mortgage loans held for sale                            (36,180)           (19,950)           (20,884)
       Dividend income from Federal Home Loan Bank                               (525)              (685)              (672)
       Increase (decrease) in other operating activities                         (979)               438               (405)
                                                                            ---------          ---------          ---------

           Net cash provided by operating activities                           21,987             18,764             16,710
                                                                            ---------          ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net federal funds sold                                                     26,173            (35,800)            31,380
    Proceeds from maturities of available for sale
       and held to maturity securities                                         86,225             49,564             42,700
    Purchase of investment securities available for sale                      (87,406)           (17,492)           (11,013)
    Purchase of investment securities held to maturity                        (27,146)           (14,822)           (16,750)
    Net cash flows from loan activities                                      (159,813)           (79,843)          (108,058)
    Purchases of premises and equipment                                        (1,394)            (1,262)            (1,404)
    Proceeds from the sale of other real estate owned                           1,537                261                349
    Cash invested in other real estate owned                                        -               (755)              (281)
    Net cash provided from acquisition of branch                                    -             13,136                  -
    Other investing activities                                                      -               (181)              (478)
                                                                            ---------          ---------          ---------

           Net cash used by investing activities                             (161,824)           (87,194)           (63,555)
                                                                            ---------          ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in core deposit accounts                                        63,976             47,122             24,834
    Net change in certificates of deposit                                      52,318             16,595             13,635
    Net change in federal funds purchased and securities sold under
       agreements to repurchase                                                13,896              5,951               (336)
    Advances from the Federal Home Loan Bank                                   20,240             40,000              4,415
    Repayments to the Federal Home Loan Bank                                      (26)           (45,000)            55,000
    Principal payments on long-term debt                                         (695)              (364)           (35,000)
    Other financing activities                                                    657               (209)              (250)
                                                                            ---------          ---------          ---------

           Net cash provided by financing activities                          150,366             64,095             62,298
                                                                            ---------          ---------          ---------

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                                 10,529             (4,335)            15,453
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                                   33,704             38,039             22,586
                                                                            ---------          ---------          ---------
CASH AND DUE FROM BANKS AT END OF YEAR                                      $  44,233          $  33,704          $  38,039
                                                                            =========          =========          =========

SUPPLEMENTAL DISCLOSURE OF CASH
       FLOW INFORMATION
    Cash paid during the year for interest                                  $  37,504          $  34,211          $  32,258
    Cash paid during the year for income taxes                              $   9,650          $   9,995          $   8,595

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES Other real estate acquired in settlement of loans in 1998 was $1.7 million.
Sales of other real estate financed by the Bank in 1998 and 1996 were $1.4 million and $570 thousand, respectively.

   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) INVESTMENT SECURITIES - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity, 2) available for sale, or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. The Corporation did not have any investment securities categorized as trading securities at December 31, 1998 and 1997.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

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

(i) RETIREMENT PLANS - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $1.4 million in 1998, $1.3 million in 1997, and $1.3 million in 1996. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 5% of employees eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

(j) ADVERTISING COSTS - The Corporation expenses advertising costs as they are incurred and are not considered to be material.

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

(l) STOCK OPTION PLANS - The Corporation recognizes the financial effects of stock options in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25). Stock options are issued at a price equal to the fair value of the Corporation's stock as of the grant date. Under APB 25 options issued in this manner do not result in the recognition of employee compensation in the Corporation's financial statements.

(m) EARNINGS PER SHARE - Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends, stock splits and mergers accounted for as poolings of interests. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, and amounts due from banks. Cash and cash equivalents have an original maturity of three months or less.

(o) COMPREHENSIVE INCOME - On January 1, 1998 the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The unrealized gain or loss on investments is the only component of comprehensive income for the Corporation and is displayed in the statement of changes in shareowners' equity, net of tax. All prior periods have been restated to conform with the Statement.

(p) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(q) RECLASSIFICATIONS - Certain amounts in prior years' financial statements have been reclassified to conform to the 1998 presentation.

NOTE TWO - MERGER CONSUMMATED DURING 1998

In December 1998, Valley Bancorporation and Subsidiary (VBC) was merged into the Corporation. In connection with this transaction, the Corporation issued 793,900 shares of common stock to the shareowners of VBC in an exchange that gave VBC shareowners .8625 shares of the Corporation's stock for one share of VBC stock. The merger has been accounted for as a pooling of interests as allowed by generally accepted accounting principles. Accordingly, the Corporation's consolidated financial statements have been restated for all periods prior to the acquisition to include the financial position, results of operations, and cash flow of VBC. At the date of acquisition, VBC had total assets of $95.8 million, revenue of $6.1 million, and net income of $2.1 million. The effects of the restatement on revenues, net income and shareowner's equity are shown below:

In Thousands                                         1997         1996
                                                   --------     --------
Revenues
      The Corporation (as previously reported)     $ 80,186     $ 71,708
      VBC                                             7,503        6,425
                                                   --------     --------

As Restated                                        $ 87,689     $ 78,133
                                                   ========     ========

Net Income
      The Corporation (as previously reported)     $ 16,902     $ 14,617
      VBC                                             1,692        1,395
                                                   --------     --------

As Restated                                        $ 18,594     $ 16,012
                                                   ========     ========

Shareowners' equity
      The Corporation (as previously reported)     $ 97,839     $ 80,317
      VBC                                             9,545        8,034
                                                   --------     --------

As Restated                                        $107,384     $ 88,351
                                                   ========     ========

NOTE THREE - Investments

Investments in federal funds sold are made with major banks which are approved by the Board of Directors. The Bank has an investment policy that permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:


In Thousands
                                                    Gross         Gross
1998                                Amortized     Unrealized    Unrealized    Fair
                                      Cost          Gains         Losses      Value
                                    ---------     ---------     ---------   ---------
Available for sale
        U.S. Treasury bonds         $     252     $      50          -      $     302
        U.S. Agency bonds              74,516           132      $(290)        74,358
        Corporate bonds                25,054           896         (6)        25,944
        Equities                       11,923           180          -         12,103
                                    ---------     ---------      -----      ---------

                                      111,745         1,258       (296)       112,707
                                    ---------     ---------      -----      ---------

Held to maturity
        Municipal securities           28,144         1,623          -         29,767
        Certificates of deposit         4,750             -          -          4,750
                                    ---------     ---------      -----      ---------

                                       32,894         1,623          -         34,517
                                    ---------     ---------      -----      ---------
               Total Securities     $ 144,639     $   2,881      $(296)     $ 147,224
                                    =========     =========      =====      =========

1997

Available for sale
        U.S. Treasury bonds         $    754     $     38           -      $    792
        U.S. Agency bonds             43,490          173       $ (96)       43,567
        Corporate bonds               28,151          589          (7)       28,733
        Equities                       9,927            -           -         9,927
                                    --------     --------      ------      --------

                                      82,322          800        (103)       83,019
                                    --------     --------      ------      --------

Held to maturity
        U.S. Agency                      549            -           -           549
        Municipal securities          28,881        1,513          (2)       30,392
        Certificates of deposit        3,550            -           -         3,550
                                    --------     --------      ------      --------

                                      32,980        1,513          (2)       34,491
                                    --------     --------      ------      --------

               Total Securities     $115,302     $  2,313       $(105)     $117,510
                                    ========     ========      ======      ========

Contractual maturities of investment securities as of December 31, 1998 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

In Thousands
                                     Available for Sale                 Held to Maturity
                                  -------------------------         -------------------------
                                  Amortized          Fair           Amortized          Fair
                                    Cost             Value            Cost             Value
                                  --------         --------         --------         --------
Maturity
       Less than one year         $ 15,353         $ 15,581         $  5,100         $  5,103
       One to five years            23,222           23,922            3,919            4,156
       Five to ten years            68,723           68,719           23,438           24,798
       Over ten years                4,447            4,485              437              460
                                  --------         --------         --------         --------
                                  $111,745         $112,707         $ 32,894         $ 34,517
                                  ========         ========         ========         ========

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 52% and 51% of the investments in corporate bonds at December 31, 1998 and 1997, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 25% and 26% of the investments in corporate bonds at December 31, 1998 and 1997, respectively, consisted of investments in companies doing business in the industrial sector.

Investment securities, with a book value of $49.4 million and $31.2 million with fair values of $49.4 million and $31.2 million in 1998 and 1997, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

NOTE FOUR - LOANS

The Bank originates commercial, real estate mortgage, construction and land development, and installment loans primarily in Snohomish, Skagit, King and Pierce Counties. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed and variable interest rates.

Major classifications of loans at December 31 are as follows:

In Thousands                               1998               1997
                                         ---------          ---------
        Commercial                       $ 207,887          $ 158,394
        Real estate commercial             383,840            295,297
        Real estate construction           176,036            152,770
        Real estate mortgage               103,998            107,024
        Installment                         32,106             28,348
                                         ---------          ---------
                                           903,867            741,833
        Less deferred loan fees             (5,725)            (4,887)
                                         ---------          ---------
                                         $ 898,142          $ 736,946
                                         =========          =========

Contractual maturities of loans as of December 31, 1998 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

In Thousands                      Within            1-5             After
                                  1 Year           Years           5 Years           Total
                                 --------         --------         --------         --------
Commercial                       $121,013         $ 75,605        $  10,741         $207,359
Real estate commercial             48,685          262,850           70,691          382,226
Real estate construction          125,017           42,169            6,039          173,225
Real estate mortgage               31,133           62,607            9,476          103,216
Installment                         8,634           13,566            9,916           32,116
                                 --------         --------         --------         --------

                                 $334,482         $456,797         $106,863         $898,142
                                 ========         ========         ========         ========

Loans maturing after                                1-5             After
  one year with:                                   Years           5 Years
                                                  --------         --------

Fixed rates                                       $403,992         $ 75,837
Variable rates                                      52,805           31,026
                                                  --------         --------

                                                  $456,797         $106,863
                                                  ========         ========

LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:

In Thousands                                                  1998              1997              1996
                                                            --------          --------          --------
 Balance at beginning of year                               $ 15,824          $ 14,033          $ 12,601
 Provision charged to operating expense                        1,800             2,095             2,133
        Deduct
                Loans charged-off                             (1,283)           (1,798)           (2,041)
                Less recoveries                                1,757             1,494             1,340
                                                            --------          --------          --------

         Net recoveries (charge-offs)                            474              (304)             (701)
                                                            --------          --------          --------

 Balance at year-end                                        $ 18,098          $ 15,824          $ 14,033
                                                            ========          ========          ========


The Bank had loans amounting to $972 thousand at December 31, 1998 and $4.4 million at December 31, 1997 that were specifically classified as impaired with an average balance of $1.1 million and $4.2 million, respectively. The allowance for loan losses related to these loans was approximately $46 thousand in 1998 and $1.1 million in 1997. Interest collected on these loans in cash and included in income amounted to $41 thousand in 1998 and $384 thousand in 1997. If interest on these loans had been accrued, such income would have approximated $42 thousand in 1998 and $289 thousand in 1997. At December 31, 1998 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

The effects of troubled debt restructurings are not considered material to the Corporation's financial position and results of operations.

OTHER REAL ESTATE OWNED

From time-to-time management has written-off various parcels of other real estate owned due to unresolved issues relating to permitting, zoning and wetlands. Management is attempting to work through the above mentioned issues to be able to effectively market these properties. Contingent gains could be realized, should the above issues be favorably resolved.

NOTE FIVE - Premises And Equipment

Premises and equipment at December 31 are comprised of the following:

In Thousands                                        1998              1997
                                                  --------          --------
        Premises                                  $ 12,679          $ 11,956
        Furniture, fixtures and equipment            7,445             6,816
        Land                                         5,160             5,160
        Construction in progress                        98                66
                                                  --------          --------

                                                    25,382            23,998
        Less accumulated depreciation               (9,735)           (8,241)
                                                  --------          --------

                                                  $ 15,647          $ 15,757
                                                  ========          ========

Depreciation expense on premises and equipment totaled $1.3 million in 1998, $1.4 million in 1997, and $1.1 million in 1996.

NOTE SIX - Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands                                       1998             1997
                                                 --------         --------
        Money market and NOW accounts            $137,000         $119,780
        Savings                                   184,226          165,643
        Time deposits, $100,000 and over          164,829          118,309
        Other time deposits                       292,606          286,808
                                                 --------         --------

                                                 $778,661         $690,540
                                                 ========         ========

The total remaining maturity schedule for time deposits is as follows:


In Thousands

Year ending December 31,        1999       $382,840
                                2000         35,598
                                2001         17,433
                                2002          6,772
                                2003         13,074
                          Thereafter          1,718
                                           --------

                                           $457,435
                                           ========

NOTE SEVEN - Credit Arrangements

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets. At December 31, 1998, committed lines of credit agreements totaling approximately $31 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates. There were no borrowings outstanding or compensating balance requirements under these credit arrangements at December 31, 1998 and 1997.

In addition, at December 31, 1998 the Bank has a committed line of credit up to $900 thousand from the Federal Reserve Bank (FRB). Borrowings generally provide for interest at rates as published by the FRB and are secured by U.S. Treasury and Agency securities. There were no borrowings outstanding at December 31, 1998 and 1997.

NOTE EIGHT - Federal Home Loan Bank (FHLB) Advances

At December 31, 1998, FHLB advances were scheduled to mature as follows:

                                                   Interest
In Thousands                    Amount              Rates
------------                   -------            -----------

    Within one year            $ 5,000                5.4%
    Two to three years           5,028            5.80%-7.08%
    Four to nine years          25,090(1)         4.34%-7.32%
    Ten to fifteen years        15,096(2)         4.13%-5.67%
                               -------
                               $50,214
                               =======

------------

(1) $25 million of this advance may be put by the FHLB quarterly.

(2) $10 million of this advance may be put by the FHLB quarterly.

Advances from FHLB are collateralized by qualifying first mortgage loans and government agency securities as required by the Agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:

  In Thousands                                        1998                 1997
  ------------                                        ----                 ----
Maximum outstanding at any month-end                $50,214             $30,000
Average outstanding                                  35,274              30,274
Weighted average interest rates:
   Annual                                             5.51%               5 .39%
   End of year                                        5.24%               5 .46%


NOTE NINE - Securities Sold Under Agreements To Repurchase

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase. The securities underlying the agreements were held by a safekeeping agent under control by the Bank.

Securities sold under agreement to repurchase were $26.3 million in 1998 and $13.2 million in 1997. The average daily balance of outstanding agreements during the period was $18 million in 1998 and $11 million 1997, with maximum outstanding agreements at any month-end of $26.3 million and $16.4 million, respectively.

NOTE TEN - Long-Term Debt

At December 31, long-term debt was as follows:

In Thousands                                                                         1998         1997
------------                                                                       --------      ------

Installment note, due in monthly principal payments of $3,378, including interest at rates varying between 5.67% and 7.32%.  Collateralized by
   a blanket pledge agreement                                                           -         $240

   Installment note, due in monthly payments of $27,821, including interest
   at 7% per annum.  Collateralized by shares of common stock                           -          399

   Mortgage note, due in monthly installments of  $3,100, including interest at 7.5% per annum. The principal is due upon demand.  Collateralized
   by a deed of trust                                                                   -           56
                                                                                    -----         ----

                                                                                        -         $695
                                                                                    =====         ====

NOTE ELEVEN - Income Tax
The components of the provision for income tax are as follows:

In Thousands               1998              1997              1996
                         --------          --------          --------
        Current          $ 11,591          $  9,813          $  8,541
        Deferred             (742)             (727)             (870)
                         --------          --------          --------

                         $ 10,849          $  9,086          $  7,671
                         ========          ========          ========

The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:


In Thousands                                                    1998             1997
                                                              -------          -------

        Deferred tax assets
               Allowance for possible loan losses,
                       in excess of tax reserves              $ 6,334          $ 5,483
               Other deferred tax assets                        1,195            1,372
                                                              -------          -------
                       Total deferred tax assets                7,529            6,855
                                                              -------          -------

        Deferred tax liabilities
               Other deferred tax liabilities                  (1,488)          (1,556)
                                                              -------          -------

                       Total deferred tax liabilities          (1,488)          (1,556)
                                                              -------          -------

                       Net deferred tax assets                $ 6,041          $ 5,299
                                                              =======          =======

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

In Thousands                                 1998                              1997                              1996
                                  ---------------------------       ---------------------------       -------------------------
                                   Amount              Rate          Amount              Rate          Amount            Rate
                                  --------           --------       --------           --------       --------         --------

Income tax provision
        at statutory rate         $ 11,374                 35%      $  9,688                 35%      $  8,289               35%

Effect of nontaxable
        interest income               (486)                -2%          (613)                -2%          (620)               -3%

Other                                  (39)                 -             11                  -              2                -
                                  --------           --------       --------           --------       --------         --------

                                  $ 10,849                 34%      $  9,086                 33%      $  7,671               32%
                                  ========           ========       ========           ========       ========         ========

NOTE TWELVE - Shareowners' Equity And Regulatory Matters

The Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors have the authority to determine the rights and privileges to be granted to holders of the stock.

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

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and the loan loss reserve. Tier I capital to average assets is referred to as the average ratio. Management believes, as of December 31, 1998 and 1997 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

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

In Thousands                                                              To Be Well
                                                                       Capitalized Under
                                                                       Prompt Corrective                    For Capital
                                          Actual                       Action Provisions                 Adequacy Purposes
                                  -----------------------          -------------------------         -------------------------
1998                              Amount            Ratio            Amount            Ratio           Amount            Ratio
----                             --------           -----          ---------          ------         --------            -----

 Total Capital (to risk
        weighted assets)
        Consolidated             $139,469           14.42%         $ 96,695           10.00%         $ 77,356            8.00%
        Frontier Bank             134,168           13.92%           96,635           10.00%           38,678            8.00%

 Tier I Capital (to risk
        weighted assets)
        Consolidated              127,227           13.16%           58,017            6.00%           38,678            4.00%
        Frontier Bank             122,065           12.67%           57,811            6.00%           38,541            4.00%

 Tier I Capital (to
        average assets)
        Consolidated              127,227           12.11%           52,423            5.00%           41,938            4.00%
        Frontier Bank             122,065           11.64%           52,504            5.00%           42,003            4.00%

                                                                                                                         1997

1997
----
 Total Capital (to risk
        weighted assets)
        Consolidated             $115,300           14.68%         $ 78,535           10.00%         $ 62,828            8.00%
        Frontier Bank             111,115           14.19%           78,315           10.00%           62,652            8.00%

 Tier I Capital (to risk
        weighted assets)
        Consolidated              105,409           13.46%           47,121            6.00%           31,414            4.00%
        Frontier Bank             101,252           12.93%           46,989            6.00%           31,326            4.00%

 Tier I Capital (to
        average assets)
        Consolidated              105,409            9.23%           45,956            5.00%           36,605            4.00%
        Frontier Bank             101,252            9.09%           47,752            5.00%           38,202            4.00%


Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock and surplus (approximately $4.2 million and $3.4 million at December 31, 1998 and 1997, respectively).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $10.7 million in 1998 and $7.9 million in 1997.

NOTE THIRTEEN - Employee Stock Option Plan

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

Proforma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation . The proforma recognizes, as compensation, the estimated present value of stock options granted using an option valuation model known as the Black-Scholes model. Proforma earnings per share amounts reflect an adjustment as if the present value of the options were recognized as compensation for the period.

For the most part, variables and assumptions are used in the model. For the periods 1998 and 1997, the risk-free interest rate is 4.70% and 5.67%, the dividend yield rate is not meaningful; the price volatility is 54.73% and 15.59%; and the weighted average expected life of the options has been measured at 7 years.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown below:


In Thousands, except for per share amounts

Proforma disclosures                         1998             1997               1996
                                           --------         --------         ----------
  Net income as reported                   $ 21,649         $ 18,594         $   16,012
  Additional compensation for
       fair value of stock options              378              465                140
                                           --------         --------         ----------

Proforma net income                        $ 21,271         $ 18,129         $   15,872
                                           ========         ========         ==========

Earnings per share
  Basic
      As reported                          $   2.49         $   2.15         $     1.87
                                           ========         ========         ==========
      Proforma                             $   2.45         $   2.10         $     1.85
                                           ========         ========         ==========
        Diluted
      As reported                          $   2.46         $   2.14         $     1.84
                                           ========         ========         ==========
      Proforma                             $   2.42         $   2.09         $     1.83
                                           ========         ========         ==========

Stock option transactions were:

                                                                      Weighted
                                    Shares of Common Stock           Average of
                                  --------------------------      Exercisable Price
                                  Available for        Under          of Shares
                                  Option/Award         Plan          Under Plan
                                  -------------       -------     -----------------
Balance, December 31, 1995           77,543           206,200          $10.84
       Authorized                         -                 -               -
       Granted                      (12,624)           12,624           31.00
       7% stock dividend             (2,083)           10,687               -
       Exercised                          -           (31,283)           5.11
       Forfeited                        810              (810)            N/M
                                    -------           -------          ------

Balance, December 31, 1996           63,646           197,418           12.92
       Authorized                         -                 -               -
       Granted                      (18,748)           18,748           28.55
       7% stock dividend             (3,767)           10,093               -
       Exercised                          -           (40,548)           6.66
       Forfeited                        174              (174)            N/M
                                    -------           -------          ------

Balance, December 31, 1997           41,305           185,537           16.38
       Authorized                   434,950                 -
       Granted                      (13,836)           13,836           46.00
       7% stock dividend                  4             5,323
       Exercised                          -           (36,765)           9.70
       Forfeited                        254              (254)            N/M
                                    -------           -------          ------

Balance, December 31, 1998          462,677           167,677          $17.00
                                    =======           =======          ======

The following table summarizes information concerning currently outstanding and exercisable options:


                              Options Outstanding          Options Exercisable
                            -----------------------      ------------------------
                             Weighted
                             Average       Weighted                      Weighted
Range of                    Remaining      Average                       Average
Exercise       Number       Contractual    Exercise       Number         Exercise
Prices       Outstanding      Life          Price        Exercisable      Price
--------     -----------    -----------    --------      -----------     --------

$ 1-10         89,531         1.31         $ 7.86         89,531         $ 7.86
 10-20         25,875         3.83          15.75         25,875          15.75
 20-30         24,461         5.25          25.38         24,461          25.38
 30-40         13,974         6.30          34.58         13,974          34.58
 40-50         13,836         7.00          46.00

NOTE FOURTEEN - Earnings Per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

In Thousands, except for per share amounts

                                                    1998               1997               1996
                                                  ---------          ---------          ---------
Net income (numerator)                           $   21,649         $   18,594         $   16,012
                                                 ==========         ==========         ==========

Shares used in the calculation
     (denominator)
     Weighted average shares outstanding          8,678,033          8,633,763          8,580,195
     Effect of dilutive stock options               107,555             56,852             81,005
                                                  ---------          ---------          ---------
     Fully diluted shares                         8,785,588          8,690,615          8,661,200
                                                  =========          =========          =========

Basic Earnings per share                         $     2.49         $     2.15         $     1.87
                                                 ==========         ==========         ==========
Fully Diluted Earnings per share                 $     2.46         $     2.14         $     1.84
                                                 ==========         ==========         ==========

NOTE FIFTEEN - Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 1998, 1997 and 1996 as follows and were within regulatory limitations:

In Thousands                                   1998              1997              1996
                                             --------          --------          --------
        Balance at beginning of year         $ 21,960          $  7,028          $  9,475
        New loans or advances                   8,630            22,219             3,808
        Repayments                             (8,471)           (7,287)           (6,255)
                                             --------          --------          --------

        Balance at end of year               $ 22,119          $ 21,960          $  7,028
                                             ========          ========          ========

NOTE SIXTEEN - Commitments and Contingent Liabilities

The Bank leases various branch offices under agreements which expire between 1999 and 2014. The agreements contain various renewal options and require the Bank to maintain the properties.


The total future minimum rental commitment through 2002 and thereafter is as follows:

In Thousands

Year ending December 31, 1999                 $  332
                         2000                    302
                         2001                    244
                         2002                    235
                         2003                    235
                         Thereafter            2,535
                                              ------
                                              $3,883
                                              ======

Rental expense charged to operations was $1.4 million in 1998, $453 thousand in 1997 and $410 thousand in 1996.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 1998 or 1997.

A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 1998 follows:



                                       Amount
                                      --------
Commitments to extend credit          $190,124
Credit card arrangements                10,423
Commercial letters of credit               156
Standby letters of credit                3,024

NOTE SEVENTEEN - Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments . The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a) CASH EQUIVALENTS AND FEDERAL FUNDS SOLD - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

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

(e) FHLB ADVANCES, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND LONG-TERM DEBT - Fair value is determined by discounting future cash flows using rates currently available to the Bank for debt with similar terms and remaining maturities.

(f) OFF-BALANCE SHEET FINANCIAL INSTRUMENTS - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments (see Note 16). The fair value of these commitments is not material since they are for a short period of time and subject to customary credit terms.


In Thousands                                               1998                               1997
                                                 -------------------------         --------------------------
                                                 Carrying           Fair           Carrying          Fair
Assets                                            Value            Value            Value            Value
                                                 --------         --------         --------         --------
        Cash and due from banks                  $ 44,233         $ 44,233         $ 33,704         $ 33,704
        Investment securities
               Available for sale                 112,707          112,707           83,019           83,019
               Held to maturity                    32,894           34,517           32,980           34,491
        Federal funds sold                         45,712           45,712           71,885           71,885
        Net loans                                 880,044          898,441          721,122          729,390

Liabilities

        Noninterest bearing deposits              147,981          147,981          119,808          119,808
        Interest bearing deposits                 778,661          782,017          690,540          691,805
        Federal funds purchased
               and securities sold under
               agreements to repurchase            31,858           31,858           17,962           17,962
        FHLB Advances                              50,214           49,641           30,000           30,173
        Long-term debt                                  -                -              695              695

NOTE EIGHTEEN - Parent Company (Only) Financial Information

Condensed balance sheets at December 31:

In Thousands                                                  1998             1997
                                                            --------         --------
ASSETS
       Cash                                                 $    121         $    354
       Investment in subsidiaries:
              Bank                                           123,714          103,637
              Nonbank                                          2,499            2,418
       Investment in Washington Banking Company                1,929              971
       Other assets                                            1,177              480
                                                            --------         --------
                                                            $129,440         $107,860
                                                            ========         ========
LIABILITIES
       Other liabilities                                    $    191         $    476
                                                            --------         --------
SHAREOWNERS' EQUITY
       Common stock                                           90,547           72,353
       Retained earnings                                      38,586           35,031
       Accumulated comprehensive income, net of tax              116                -
                                                            --------         --------
       Total Shareowners' equity                             129,249          107,384
                                                            --------         --------
                                                            $129,440         $107,860
                                                            ========         ========


Condensed statements of income for the years ended December 31:

In Thousands                                                            1998            1997            1996
                                                                       -------         -------         -------
              Income
                     Dividend from Bank                                $ 2,173         $   765         $   691
                     Other dividends                                        21              19              18
                     Rental                                                  -               -               1
                     Interest                                                3               5               4
                                                                       -------         -------         -------
                            Total income                                 2,197             789             714
                                                                       -------         -------         -------
              Expenses
                     Interest                                                1              42              58
                     Personnel                                             241             268             124
                     Depreciation and amortization                          64              77              77
                     Other                                               1,031             269             209
                                                                       -------         -------         -------
                            Total expenses                               1,337             656             468
                                                                       -------         -------         -------
              Income before equity in undistributed income
                     of subsidiaries and benefit equivalent to
                     income taxes                                          860             133             246
              Benefit equivalent to income taxes                           438             194             123
                                                                       -------         -------         -------

              Income before equity in undistributed income
                     of subsidiaries                                     1,298             327             369

              Equity in undistributed
                     income of subsidiaries                             20,351          18,267          15,643
                                                                       -------         -------         -------
                            Net income                                 $21,649         $18,594         $16,012
                                                                       =======         =======         =======

Condensed statements of cash flows for the years ended December 31:

In Thousands                                                                   1998              1997              1996
                                                                             --------          --------          --------
Cash flows from operating activities
              Net income                                                     $ 21,649          $ 18,594          $ 16,012
              Adjustments to reconcile net income to net cash
                            provided by operating activities
                     Equity in undistributed income of subsidiaries           (22,524)          (19,032)          (16,334)
                     Depreciation and amortization                                 63                77                77
                     Other operating activities                                  (617)              (99)              (46)
                                                                             --------          --------          --------
                            Net cash flows from operating activities           (1,429)             (460)             (291)
                                                                             --------          --------          --------
Cash flows from investing activities
              Dividends received                                                2,173               765               691
              Purchase of available for sale securities                          (779)
                                                                             --------          --------          --------
                            Net cash flows from investing activities            1,394               765               691
                                                                             --------          --------          --------
Cash flows from financing activities
              Sales of common stock                                               384               390               206
              Principal payments of long-term debt                               (283)             (294)             (274)
              Other financing activities                                         (299)             (274)             (249)
                                                                             --------          --------          --------
                            Net cash flows from financing activities             (198)             (178)             (317)
                                                                             --------          --------          --------
Increase (decrease) in cash                                                      (233)              127                83
Cash at beginning of year                                                         354               227               144
                                                                             --------          --------          --------
Cash at end of year                                                          $    121          $    354          $    227
                                                                             ========          ========          ========

NOTE NINETEEN - New Accounting Pronouncements

The Financial Accounting Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities . This Statement establishes accounting and reporting standards for derivative financial instruments and for hedging activities. Upon adoption of the Statement, all derivatives must be recognized at fair value as with assets of liabilities in the statement of financial position. Changes in the fair value of the derivatives not designated as hedging instruments are to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. Upon adoption, retroactive application of this Statement to financial statements in prior periods is not permitted. The standard becomes effective January 1, 2000 for the Corporation, and is not anticipated to have a material effect on its financial position or results of operation. The Corporation does not use interest rate risk management products such as interest rate swaps, hedges, or derivatives, nor does management intend to use such products in the future.

The Financial Accounting Standards Board also issued SFAS No. 134 , Accounting for Mortgage-Backed Securities Retained After Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise in October of 1998. The Statement establishes accounting and reporting standards for certain activities of mortgage banking enterprises. SFAS No. 134 becomes effective for fiscal quarters beginning after December 15, 1998. Management believes that adoption of this standard will not have a material impact on its reported financial condition or results of operation.

NOTE TWENTY - Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income



                                                                   1998 Quarter Ended
In Thousands                                                         (Unaudited)
------------                               ---------------------------------------------------------------
                                           December 31       September 30       June 30           March 31
                                           -----------       ------------       -------           --------
Interest income                             $ 24,874          $ 23,809          $ 22,766          $ 22,113
Interest expense                               9,920             9,672             9,207             9,091
                                            --------          --------          --------          --------
  Net interest income                         14,954            14,137            13,559            13,022
Provision for loan losses                       (875)             (425)             (175)             (325)
                                            --------          --------          --------          --------
Net interest income after provision
    for loan losses                           14,079            13,712            13,384            12,697
Non interest income                            1,604             1,209             1,365             1,150
Non interest expense                           7,611             6,278             6,833             5,980
                                            --------          --------          --------          --------
Income before income tax                       8,072             8,643             7,916             7,867
Provision for federal income tax              (2,375)           (3,109)           (2,579)           (2,786)
                                            --------          --------          --------          --------
Net Income                                  $  5,697          $  5,534          $  5,337          $  5,081
                                            ========          ========          ========          ========
Basic earnings per common share             $   0.66          $   0.64          $   0.62          $   0.59
Diluted earnings per common share           $   0.65          $   0.63          $   0.61          $   0.58
Average basic shares outstanding               8,678             8,675             8,672             8,667
Average diluted shares outstanding             8,786             8,799             8,788             8,775

                                                                    1997 Quarter Ended
In Thousands                                                          (Unaudited)
------------                               ---------------------------------------------------------------
                                           December 31       September 30       June 30           March 31
                                           -----------       ------------       --------          --------
Interest income                             $ 22,052          $ 21,369          $ 20,458          $ 19,445
Interest expense                               8,981             8,713             8,380             8,295
                                            --------          --------          --------          --------
  Net interest income                         13,071            12,656            12,078            11,150
Provision for loan losses                     (1,215)             (410)             (310)             (160)
                                            --------          --------          --------          --------
Net interest income after provision
    for loan losses                           11,856            12,246            11,768            10,990
Non interest income                            1,099             1,093             1,281               892
Non interest expense                           6,957             5,467             6,079             5,042
                                            --------          --------          --------          --------
Income before income taxe                      5,998             7,872             6,970             6,840
Provision for federal income tax              (1,689)           (2,708)           (2,347)           (2,342)
                                            --------          --------          --------          --------
Net Income                                  $  4,309          $  5,164          $  4,623          $  4,498
                                            ========          ========          ========          ========
Basic earnings per common share             $   0.50          $   0.60          $   0.54          $   0.52
Diluted earnings per common share           $   0.50          $   0.59          $   0.53          $   0.51
Average basic shares outstanding               8,634             8,629             8,624             8,621
Average diluted shares outstanding             8,691             8,734             8,735             8,736

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

OVERVIEW OF REPORTED RESULTS

The Corporation again completed the most profitable year since opening, and the twentieth consecutive year of increased net income. Net income for 1998 was $21.6 million, up $3.1 million or 16.4%. Net income for 1997 was $18.6 million, up 16.1% from 1996 and net income in 1996 was $16.0 million, or up 14.3% as compared to 1995. Highlights of 1998 include a 13.7% growth in net interest income, excellent expense control, outstanding asset quality, and a strong allowance for credit losses. Capital increased 20.4% and diluted earnings per share increased from $2.14 to $2.46. Earnings per share have been adjusted to reflect the 7% stock dividend paid in 1998.

Return on average assets (ROA) was 2.06% in 1998; 2.03% for 1997; and 1.96% for 1996. Return on average equity (ROE) for 1998 was 18.27%; 1997 was 18.84%; and 20.15% for 1996.

REGIONAL ECONOMY

The Bank's lending and other activities are concentrated in Snohomish County, Washington, but also includes the northern part of King County, by having branches located in Bothell, Redmond, Woodinville and the Lake City area in north Seattle; Skagit County by having a branch located in Burlington; and Pierce county, by having branches located in Sumner, Orting, Puyallup and Buckley. The major city in Snohomish County is Everett; the major city in King County is Seattle, the largest city in the state; and the largest city in Pierce County is Tacoma. These four counties would be considered the market or service area of the Corporation. The information below regarding the Washington State and local economy was written by Mr. Michael Cade, Vice President, Snohomish County Economic Council.

1998 REVIEW OF SNOHOMISH COUNTY

Within the Seattle/Bellevue/Everett PMSA, the labor market maintained excellent strength. Payrolls of area employers increased the number of wages and salary jobs in the PMSA at an annual growth rate of 3.3% above the prior year's levels. Business and government in King, Snohomish and Island counties have created over 43,000 jobs. Strictly within Snohomish County, job growth in the public and private sectors combined registered 2.5% over the year. By comparison, employment in Snohomish County rose 7.1% averaged throughout 1997. The margin of over the year job gains has slipped steadily throughout 1998. In Washington State, 1998 was closing with a seasonally adjusted unemployment rate of 4 .8% with a resident civilian labor force of 3,100,100. Statewide, manufacturing employment payrolls fell somewhat during the last quarter of 1998. (Several issues outside of the Everett, Snohomish County region had a large impact upon the statewide figures. These including the Kaiser Aluminum labor-management disputes that has disrupted production at plans in Tacoma and Spokane.) Additionally, a declining work force in computer and office equipment and aircraft and parts continued to tug away at the year-to-year spread.

Meanwhile statewide, construction and services continue bolstering the economy. Over the year job growth in the services producing industries registered in the 3.7% range in October--up from 3.1% a year ago. Construction came in at 4.5%; wholesale and retail trade at 3.9%; and services at 5.3%. The most spectacular run-up over the past 12 months has been centered in business services--specifically temporary help agencies (up 13%) and computer data processing and software (up 20%). These two sectors, more than any other has consistently led the economy throughout the lengthy business up-cycle and both are expected to continue strong into the new year.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


1999 PREVIEW OF SNOHOMISH COUNTY

The following section is intended to address the significance of technology based industries in the Snohomish County economy. What is most important in any discussion of the future performance of the local economy is whether or not the recent announcements by the Boeing Company to reduce payroll or employee counts in western Washington will have any major impacts on the economy's overall performance. What the following stresses is that while Boeing still is the "800 pound gorilla" the remainder of the economy, and in particular Snohomish County, is no longer the "80 pound weakling." Recently, Washington CEO magazine published an article regarding the changing economy of the Puget Sound basin. From the article, they quoted several expert opinions regarding the trends and the changing dynamics of our area. Ms. Roberta Pauer is the Regional Analyst for the Research Branch of the Washington State Employment Security and is easily recognized as the expert on economic trends for labor and market in Snohomish County. In the article Ms. Pauer addresses the differences between Snohomish County in latter part of the 90's and the middle to early 80's. A very telling quote from her reads in part:

        The Snohomish County economy is so extremely strong in a fundamental structural sense. Snohomish County never was a slouch county, but is much stronger now. That bodes so well for the coming decades. Snohomish County is economically quite a bit different in this last part of the 90's than it ever has been.

The current 1998 population estimate for Snohomish County is 568,100. The year 2012 forecasted population for the County is 714,244, an increase of 146,144. The City of Everett has a 1998 estimated population of 84,240; the forecasted 2012 population is 96,000 (an increase of 11,750). The southwest Snohomish County planning areas have a combined 1998 estimated population of 350,110. The year 2012 forecasted population for the southwest Snohomish County area is 443,740 (an increase of 93,630). This 26% projected countywide growth represents a fairly significant residential growth for the community of Everett and for all of Snohomish County.

PIERCE COUNTY

The following economic data was provided by the Tacoma-Pierce County Chamber of
Commerce:

Five years after it started in 1992, Pierce County economy continued its growth through the first half of 1998. The local economy has grown at an average rate of just under 2.5% which is .5% above the long-term historical growth rate. The outlook is for some cooling off and slower growth through 1999.

After a combination of running at or near capacity for two years, and deteriorating external forces, the local economy is expected to experience a mild recession of short duration in the second quarter of 1999. While mild by historical standards, the two consecutive quarters of decline does represent a local recession. The beginnings of a recovery is expected in the forth quarter of 1999.

However, a mild recession hitting a strong economy may not be very perceptible. National and international events are primarily responsible for the change in the Pierce County economy. Local conditions will keep the downturn from becoming more sever.

Most of the new jobs and employment opportunities will come from small to medium sized manufacturing plants or from the service sector located in the metro areas of Pierce County. The dollar volume of retail sales was expected to grow by 7.5% in 1998. Each quarter in 1999 will have dollar sales activity expected to exceed the 1998 level. 1999 may see a record $4.1 billion in total retail sales.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

The pace of sales activity for single-family housing is expected to moderate, but remain strong, into the first half of 1999. However, the fourth quarter of 1999 is expected to decline a moderate 1% from the same time in 1998.

The growth of real personal income is expected to be 2.7% in 1998, and it is expected to slow further in 1999. When inflation is included, nominal income growth will be 4-5%. By the end of 1999, per capita income is expected to reach a record high of $20,440, measure in 1992 constant dollars.

Although the Corporation expects to be successful in competing with the abundance of financing sources, which may, or may not, have regulatory constraints, management continues to be cautiously optimistic regarding the level of future business opportunities for the Corporation.

FINANCIAL REVIEW/BALANCE SHEET

The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, along with business and competitive factors.

Based on the balances at year-end 1998, assets increased $174.8 million, or 18.0%; increased $98.1 million or 11.2% in 1997; and increased $78.2 million, or 8.9% in 1996. Average earning assets as a percent of total average assets (see page 42), were $994.7 million or 94.9% in 1998; 95.1% or $870.7 million in 1997;
and 95.5%, or $781.5 million in 1996. Local economic conditions and the merger with Valley Bancorporation was the largest factor contributing to the growth in earning assets from 1994 through 1997.

Total loans increased $161.2 million, or 21.9% in 1998; $79.3 million, or 12.1% in 1997; and $105.6 million or 19.1% in 1996. In 1998 the investment portfolio increased $29.1 million or 25%, reversing the trend over the last five years. This was due mainly to management taking advantage of the medium-term, short-call yields available in 1998. Most of the securities purchased during this time had three to six month call dates with yields to the call in excess of 6.00%. In 1997, the investment portfolio decreased $16.1 million, or 12.2%. In 1996 decreased $14.3 million or 9.8%. The reason for the decline in 1997 was to shift funds from maturing investments into the loan portfolio. In 1998 federal funds sold decreased $26.2 million or 36.4% due to the substantial increase in the loan portfolio for the year, and increase in the investment portfolio activity. In 1997, federal funds sold had increased $38.8 million or 117.2% due to the unattractive intermediate to long-term rates on investments, and less than expected loan demand. However, 1997 was a year of an exceptional number of early calls for redemption of investments which contributed substantially to the increase in federal funds sold for that period.

The primary source of funds for earning assets are deposits and borrowings. Total deposits were up $116.3 million, or 14.4% in 1998; $78.0 million, or 10.6% in 1997; and up $38.1 million, or 5.5% in 1996. At periods ended December 31, 1998, Money Market and NOW accounts were up $17.2 million, or 14.4% in 1998; up $24.8 million, or 26.1% in 1997; and up $14.5 million, or 18% in 1996. Savings deposits were up $18.6 million, or 11.2% in 1998; up $8.1 million, or 5.1% in 1997; and up $4.9 million, or 3.2% in 1996. The category which had the largest deposit increase for 1998 and 1996 was time deposits, which increased $52.3 million in 1998 or 12.9%; increased $19.5 million, or 5.1% in 1997; and $18.9 million or 5.2% in 1996. A slowing of the growth in deposits in 1997 and 1996, (as compared to the growth of loans) was planned by management, due to the slower growth in 1995 of the loan portfolio.

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

The asset yields and cost of funds for the Corporation during the last three years do reflect the level of interest rates as set by the Federal Reserve Board, but more so the competitive nature of the financial services industry. For the year 1998, the average yield on earning assets decreased 18 basis points, and the average cost of interest bearing liabilities decreased 10 basis points, for a net decrease in the spread of minus 8 basis points. For the year 1997, the average yield on earning assets increased 8 basis points and the average cost of interest bearing liabilities decreased 10 basis points, for a net increase in the spread of 18 basis points. For the year 1996, the average yield on earning assets dropped 11 basis points and the average cost of interest bearing liabilities dropped 20 basis points. In 1998, management expected a decrease in the spread due to the prime rate decreases during the year and increased rate competition from regulated and non-regulated lenders. The major decrease in earning assets came from the loan portfolio which declined from a yield of 10.37% in 1997 to a 10.17% yield in 1998. On the deposit side, time deposits led the way decreasing from a 5.80% yield in 1997, to a 5.72% yield in 1998. In 1997, increased yield on assets was due to an increase in the yield of the investment portfolio of 10 basis points, increasing from 7.17% in 1996 to 7.27% in 1997. Additionally, the yield on federal funds sold increased from 5.38% to 5.48%, and the yield on total loans remained the same at 10.37%. The decrease in the cost of funds was due to a decrease in interest bearing deposits of 10 basis points, decreasing from 4.99% to 4.89% (refer to page 42 for further detail.) In 1996, rates leveled out and were subject to liquidity adjustments and competitive factors. The net yield on interest earning assets was 5.69% in 1998, 5.73% in 1997 and 5.49% in 1996. (See "Liquidity and Interest Sensitivity" in this section.) As noted on page 43 of this report, it was the growth, or volume, which contributed to the increased net interest earnings of the Corporation for all three years. The following is a more detailed discussion of the factors comprising net interest income.

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

Table 1 indicates that net interest income totaled $56.6 million in 1998 an increase of $6.7 million, or 13.3% from 1997. In 1997 net interest income totaled $49.9 million, and increase of $7.0 million, or 16.3% over 1996. In 1996 net interest income totaled $42.9 million, an increase of $4.5 million, or 11.7% over 1995. Table 2 indicates that of the $6.7 million increase in net interest income in 1998; there was an increase in interest income of $10.2 million and an increase in interest expense of $3.5 million which leaves a net increase in net interest income of $6.7 million. In 1997 there was a $7.0 million increase in net interest income. There was an increase in interest income of $9.3 million and an increase in interest expense of $2.3 million, which leaves a net increase in net interest income of $7.0 million. In 1996 there was a $4.5 million increase in net interest income. There was an increase in interest income of $5.5 million and an increase in interest expense of $1.0 million, which left a net increase in net interest income of $4.5 million.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


LOAN PORTFOLIO

Average loans grew $108.6 million, or 15.4% in 1998; $95.1 million, or 15.6% in 1997; and $76.9 million, or 14.5% in 1996. In 1998, average real estate commercial had the largest dollar growth by increasing $51.3 million, or 18.1%. This is followed by commercial loans increasing $41.5 million, or 27.9%. In 1997, average real estate commercial loans again had the largest dollar growth by increasing $56.6 million, or 25%. Real estate construction loans, had the second largest dollar and percent growth increase of $24.3 million, or 21.4%. In 1996, real estate commercial loans had the largest dollar growth by increasing $51.4 million, or 29.4%. This was followed by real estate construction loans, which increased by $18 million, or 18.7%.

The average yield on loans in 1998 slipped to 10.17% from 10.37% the year before. During 1998, the Corporation decreased its base lending rate three times from 8.50% at the beginning of the year to 7.75% at year-end. Variable rate loans make up approximately 30% of the Corporation's loan portfolio. While one-third of the loan portfolio will adjust immediately to a move in the prime rate, it takes several months to adjust the deposit side of the balance sheet, which may never fully adjust to rate decreases due to competitive factors. Along with base rate decreases, 1998 was a year which saw intensified rate competition from regulated and non-regulated lenders. At times, the Corporation did not step up to meet the competition due to safety and soundness reasons, and lost business. Nonetheless, the Corporation had a record year of loan growth. In 1997, the yield on total loans dropped 1 basis point to 10.37%, from a 1996 average of 10.38%. Although the Corporation raised the prime rate in March of 1997, this was offset by competitive pressures on rates during the year. The yield on loans eased in 1996, dropping from a 1995 average of 10.73% to 10.38%. At year-end 1996, 74% of the portfolio was fixed rate and 26% was variable rate. While it would be desirable to have more variable rate loans if general interest rates were to increase, it should be recognized that many of the fixed rate loans are real estate construction loans that have short (less than one year) maturities. For more information on repricing of assets and liabilities, please see the section "Interest Rate Risk" later in this report.

Interest and fee income from loans increased $9.5 million, or 13.1% in 1998; $9.8 million, or 15.6% in 1997; and $6.1 million, or 10.8% in 1996. The earnings on the $108.6 million increase in the 1998 average balance of loans, resulted in increased income of $11.2 million, and a decline in rates decreased income $1.6 million. The earnings on the $95.1 million increase in the 1997 average balance of loans resulted in increased income of $9.9 million, and a decline in rates was insignificant. The earnings on the $76.9 million increase in the 1996 average balance of loans, resulted in increased income of $8.3 million, while a decrease in interest rates decreased interest income by $2.2 million.

The Bank has a VISA card department which began operations in 1993. At year-end 1998, the department had $12.7 million in credit lines and $2.3 million in outstanding balances. At year-end 1997, the department had $7.2 million in credit lines and outstanding balances of $1.6 million. At year-end 1996, the department had $5.6 million in credit lines, and $1.2 million in active balances. The Bank also provides debit cards to customers, and had fifteen ATM's at year-end 1998.

LOAN LOSS PROVISION

The provision for loan losses decreased $295 thousand in 1998, or 14.1%; decreased $38 thousand, or 1.8% in 1997 and decreased $512 thousand, or 31.6% in 1996. The Corporation has had excellent loan quality over the last several years, and excellent recoveries as well. For those reasons, the provision has declined over the years, while a strong, total allowance has been maintained.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The allowance for loan losses was 2.01% of total loans in 1998; 2.15% of total loans in 1997 and 2.13% of total loans in 1996. This ratio changes when 1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 1998, 1997, and 1996, management considered the reserve to be adequate. Please refer to Note 4, page 13 of this report for details regarding changes in the level of the allowance.

The allowance for loan losses as a percent of impaired loans was 769% in 1998, 275% in 1997, and 335% for year-end 1996. Management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life of the portfolio. Accordingly, the ratio of the allowance for loan losses to impaired loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled. General conditions leading to management's decision to increase the allowance include concerns about the Northwest's economic environment, regional trends, and adverse effect of changes in government regulation and taxation.

INVESTMENTS

Total interest income from investments, including federal funds sold, increased $686 thousand in 1998, or 6.6%; decreased $459 thousand in 1997, or 4.2%; and decreased $19 thousand in 1996, or .1%. The decrease of $15.5 million in the average balance of investments in 1998 decreased income by $772 thousand, and a decrease in yield decreased income by $193 thousand . In 1997 the decrease in average balances of $5.9 million, decreased interest income by $603 thousand, while an increase in rates increased interest income by $92 thousand. The decrease in average balances of $11.3 million in 1996, decreased income by $713 thousand, while and increase in rates increased interest income by $57 thousand.

There were no realized losses in securities during the last three years.

INTEREST EXPENSE

Total interest and borrowing expense for 1998 increased $3.5 million, or 10.2%; increased $2.3 million, or 7.2% in 1997 and increased $53 thousand, or 3.1% in 1996. The increase of $87.6 million in the average balances of interest bearing liabilities in 1998, increased interest expense $4.2 million, while a decrease in the cost of funds lowered interest expense by $712 thousand. In 1997, the increase of $60.0 million in the average balances of interest bearing liabilities, contributed $2.8 million to interest expense, while decreased interest rates reduced interest expense by $.5 million. In 1996, the increase of $43.9 million in the 1996 average balance of interest bearing liabilities contributed $2.7 million to expense, while declining interest rates decreased interest expense by $1.7 million.

In 1998, the increases in the average balances of interest bearing core deposits increased interest expense by $3.5 million, and decreased interest rates reduced interest expense by $663 thousand. Increases in the average balances of short and long-term debt increased interest expense $709 thousand, while dropping rates reduced interest expense by $49 thousand. In 1997, increases in the average balance of interest bearing core deposits (Money Market, NOW and savings accounts) increased interest expense by $2.4 million, and a decrease in rates reduced interest expense by $.5 million. Increases in the balances of short-term and long-term debt increased interest expense by $378 thousand, and a net reduction in the rates of two categories decreased interest expense by $5 thousand. In 1996, increases in the average balance of interest bearing deposits increased interest expense by $2.0 million, while declining interest rates decreased interest expense by $1.6 million. Increased balances of short-term borrowings and long-term debt increased interest expense by $653 thousand, and decreasing interest rates decreased interest expense by $126 thousand.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


OTHER NONINTEREST INCOME

Noninterest income totaled $5.3 million in 1998, up $1 million from 1997, or 22.1%; totaled $4.4 million in 1997, up $203 thousand, or 4.9% and totaled $4.2 million, up $234 thousand, or 6.0% in 1996. In 1998, service charges increased $43 thousand, or 2.2%; increased $110 thousand, or 5.6%; and decreased $4 thousand, or .2% in 1996. Deposits have grown at a substantially higher rate than service charges. Management estimates that more customers are maintaining higher balances to avoid service charges. The number of accounts susceptible to service charges increased by 1,172, or 5.8% in 1998; increased by 2,248, or 12.5% in 1997; and increased by 532, or 3.0% in 1996.

Other income increased $.9 million in 1998, or 38.2%; increased $93 thousand in 1997, or 4.0%; and decreased $158 thousand in 1996, or 6.8%. The increase in 1998 was due to several factors. Trust department income was up $144 thousand, or 17.2%; insurance and financial services income was up $38 thousand, or 10.1%; broker loan fees were up $113 thousand, or 35.6%; and loan servicing fee income was up $227 thousand. Gain on other real estate owned sold for 1998 was $232 thousand. The increase in 1997 was also due to several factors, but the majority of the increase was due to an increase in insurance and financial service fees of $124 thousand, or 81.6%; and an increase in trust department fees of $122 thousand, or 17.0%. Partially offsetting these increases was a decline in gain on sale of other real estate owned to $195 thousand in 1997 from $346 thousand in 1996 or a 43.6% decline. The increase in 1996 was due to an increase in trust department fees of $151 thousand and an increase of $314 thousand on gain on sale of other real estate owned. In 1996, insurance and financial service fees decreased $103 thousand, or 40.4% for the year. Broker loan fees, (secondary market loan origination fees) decreased $119 thousand.

As previously stated, trust department income increased $144 thousand, or 17.2% in 1998; increased $122 thousand, or 17.0% in 1997 and $151 thousand, or 26.7% in 1996. The market value of trust assets managed at year-end 1998 was $158.8 million, up $15.6 million, or 10.9%; was $143.2 million, up $23.7 million, or 19.8% in 1997. In 1996 assets increased to $119.5 million, up $12.6 million, or 11.8%.

OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $3.2 million, or 13.4% to $26.7 million in 1998; increased $3.3 million, or 16.2% to $23.5 million in 1997 and increased $813 thousand to $20.3 million, or 4.2% in 1996.

Salary and employee benefits increased $1.7 million, or 11.8% in 1998; increased $1.8 million, or 14.7% in 1997 and increased $1.2 million, or 11% in 1996. The increase in salaries, only, for 1998 was $1.5 million, or 15.2%; 1997 was $1.3 million, up 14.9%; and in 1996 was up $.8 million, or 10.3% over 1995. The increase in 1998 was due to an increase in staff of 5.6%, and the remaining increase was due to increases in bonuses and merit raises. The increase in 1997 was attributable to an increase in staff of 9.0%, and the remainder is attributable to merit raises. In 1996 the increase was attributable to an increase in staff of 4.4%, and the remainder is attributable to merit raises.

Employee benefits increased $140 thousand, or 3.4% in 1998; increased $512 thousand, or 14.2% in 1997 and increased $405 thousand or 12.7% in 1996. The increase in 1998 was due to an increase in medical insurance premium of $66 thousand, and an increase in the vacation reserve of $47 thousand. In 1997, the increase was due to an increase in the profit sharing contributions of $195 thousand, or 10.6%. An increase of 6% is attributable to the increase in staff in 1997, and increased medical premiums of $102 thousand, or 21.8%. In 1996 this increase is due, for the most part, to an increase in the profit sharing contributions of $270 thousand.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


Occupancy expense was up $54 thousand in 1998, or 1.7%; up $515 thousand, or 18.8% in 1997 and down $49 thousand or 1.8% in 1996. In 1998, 44% of occupancy expense was depreciation, which increased $219 thousand, or 17.9%. The remaining expenses decreased $165 thousand. In 1997, 38% of occupancy expense was depreciation, which increased $174 thousand, or 16.6%. The remainder of the increase in 1997 was due to increased building, furniture and equipment expense of $341thousand. In 1996, 38% of occupancy expense was depreciation. The remainder of the increase in 1996 was due to an increase in building, furniture and equipment expense.

Other expense increased $1.2 million in 1998, or 23.9%. Most of the increase is comprised in four areas. Legal fees increased $395 thousand, or 395% in 1998. This was almost all due to the merger with Valley Bancorporation. Additionally, consulting fees of $180 thousand were due to the merger. Also, goodwill amortization increased $51 thousand and account services fees paid increased $84 thousand. Other expense increased $794 thousand, or 18.7% in 1997. Most of this increase was attributable to four areas. Marketing expenses increased $94 thousand, or 26.1%, due to product promotions; foreclosure expenses increased $227 thousand, much of which was due to prior period foreclosures, and self insurance reserves increased $234 thousand, or 354.5%. Other expenses increased $344 thousand in 1996, or 8.8%. FDIC insurance premiums dropped to $23 thousand in 1996, compared with premiums of $692 thousand paid in 1995 and legal expenses increased $49 thousand, or 158.1%. ATM card expenses increased $14 thousand, or 40% and foreclosure expenses increased $70 thousand.

Many banks and bank holding companies use a computation called the "efficiency ratio" to measure overhead costs. This ratio is then compared to others in the industry. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income, on a tax equivalent basis, and other noninterest income, minus non-recurring gains or losses. The lower the number, the more efficient the organization. The Corporation's efficiency ratio for 1998 was 43.3%, 43.5% for 1997, and 43.3% for 1996. The Corporation's ratio is considered excellent for the industry.

ASSET AND LIABILITY MANAGEMENT

Assets and liabilities are managed to maximize long-term shareowner returns by optimizing net interest income within the constraints of maintaining high credit quality, conservative interest rate risk policies and prudent levels of leverage and liquidity. The Asset and Liability Committee meets monthly to monitor the composition of the balance sheet, to assess and project interest rate trends and to formulate strategies consistent with established objectives for liquidity, interest rate risk and capital adequacy.

LIQUIDITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Cash flows from operations contribute significantly. As indicated on page 6 of this report, net income for 1998 contributed $21.6 million to liquidity and in 1997 contributed $18.6 million to liquidity, and $16.0 million to liquidity in 1996. Borrowing represents an important and manageable source of liquidity based on the Corporation's ability to raise new funds and renew maturing liabilities in a variety of markets. Liquidity is also obtained by maintaining assets that are readily convertible to cash at minimal cost through maturities and sales.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


Deposits generated through the Corporation's branch network is the most important source of liquidity. In 1998, core deposits (Money Market, NOW and savings accounts) funded $64.4 million of the $158.9 million growth in loans. Contributing to that growth in loans were cd's which funded $52.3 million. Federal funds purchased and securities sold under agreements to repurchase also made a contribution to loan growth of $13.9 million, and FHLB advances contributed $20.2 million. Other funding for loan growth, and net investment purchases of $27.1 million, came from Federal funds sold and net profit. In 1997, core deposits funded $47.1 million of the $79.8 million growth in loans. Contributing to that growth in loans were cd's which funded $16.6 million. Federal funds sold also made a contribution to loan growth of $35.8 million. Some of the proceeds from maturing investments funded the growth in loans during the year. In 1996, core deposits funded $24.8 million of the growth in assets and net borrowings FHLB funded $20.0 million of the growth. Additional funds of $13.6 million came from cd's, and $4.4 million came from federal funds purchased and securities sold under agreements to repurchase. In 1996, maturing securities totaled $42.7 million and represent a highly accessible source of liquidity. Net maturities provided $14.9 million in liquidity, with $27.8 million of the total $42.7 million in maturities being reinvested in the portfolio.

Over the last three years, the financing of investment activities has changed from mainly cd's to core deposits. In years going forward, core deposits and FHLB borrowings will become more important in the financing process.

In addition to deposit acquisition and borrowings as a source of liquidity, maturing loans and investments with maturities of less than one year and overnight federal funds purchased are considered to be available for liquidity needs.

The charts below indicate the maturity schedule for earning assets as of December 31, 1998 and 1997:

MATURITY SCHEDULE FOR EARNING ASSETS
(AMORTIZED COST USED FOR INVESTMENT)


                                                                                                                       Percent
In Thousands                                                                           Total             Total         of Total
                              0-1                1-5                After            Carrying             Fair          Fair
December 31, 1998             Year              Years              5 Years             Cost              Value          Value
                           ----------         ----------         ----------         ----------         ----------      --------
Investments                $   20,453         $   27,141         $   97,045         $  144,639         $  147,224       13.5%

Loans                         334,482            456,797            106,863            898,142            898,441       82.3%

Federal Funds sold             45,712                  -                  -             45,712             45,712        4.2%
                           ----------         ----------         ----------         ----------         ----------      -----

       Total               $  400,647         $  483,938         $  203,908         $1,088,493         $1,091,377      100.0%
                           ==========         ==========         ==========         ==========         ==========      =====

                                                                                                                Percent
In Thousands                                                                    Total           Total           of Total
                              0-1             1-5             After           Carrying          Fair              Fair
December 31, 1997            Year            Years           5 Years            Cost            Value            Value
                           --------         --------         --------         --------         --------         --------
Investments                $ 25,187         $ 16,029         $ 74,086         $115,302         $117,510          12.9%

Loans                       284,510          407,872           30,087          736,946          729,390          80.3%

Federal Funds sold           71,885                -                -           71,885           71,885           6.8%
                           --------         --------         --------         --------         --------         -----

       Total               $381,582         $423,901         $104,173         $924,133         $918,785         100.0%
                           ========         ========         ========         ========         ========         =====

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


As indicated in the chart, in 1998, $400.6 million or 36.8% of aggregate assets were available for liquidity at year-end. In 1997 $381.6 million, or 41.3% in aggregate assets were available for liquidity at year-end. The Corporation also has other sources of liquidity not indicated above. For example, at year-end 1998, the bank has a pre-approved credit line up to $172 million from Seattle FHLB. However, assets must be pledged to secure these borrowings. Currently borrowings are $50.2 million. AFS securities totaling $111.7 million could be sold for liquidity purposes. The Corporation could also issue cd's to public entities exceeding $95 million more than currently issued. Additionally, participation in the treasury department's short-term note program is available along with potential borrowings form the Federal Reserve Bank of San Francisco and other correspondent banks.

INTEREST RATE RISK

Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The simulation model used by the Corporation combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation. Earning assets and interest-bearing liabilities with longer lives may be subject to more volatility than those with shorter lives. The model accounts for these differences in its simulations. At December 31, 1998, the simulation modeled the impact of assumptions that interest rates would increase or decrease 200 basis points. Results indicated the Corporation was positioned so equity would not drop below that point where the Corporation, for regulatory purposes, would continue to be classified "well capitalized". It should be emphasized that the model is static in nature and does not take into consideration possible management actions to minimize the impact on equity. Management also matches assets and liabilities on a static "gap" report monthly to assist in interest rate sensitivity measurement.

Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability which matures, or is subject to repricing over one year, to be interest sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates might have an adverse impact on earnings as interest income decreases faster than interest expense. This assumes that management adjusts rates equally as general interest rates fall. Conversely, an increase in interest rates would increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Corporation's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The table on the next page gives yet another picture of the assets and liabilities of the Corporation. The table sets forth the balances of the Corporation's instruments at the expected maturity dates, as well as the fair value of those financial instruments as of December 31, 1998. The expected maturities do not take into consideration contractual principal payments for loans and securities, or when an asset or liability is susceptible to repricing as interest rates increase or decrease.

In the table on the next page the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rate. The run-off rates for noninterest bearing deposits is 6.4% per year; for NOW and money market accounts is 7.6% per year; and for savings accounts is 9.1% per year. The weighted average interest rates for financial instruments presented are actual for 1998, and are shown on page 42 of this report. Please refer to
Note 17 on page 23 of this report for details regarding estimated fair value amounts.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The Corporation's interest rate sensitive positions at December 31, 1998 and 1997 are shown in the following tables:

                                                          Expected Maturity Date
                                                          ----------------------                                          Fair
In Thousands                              1999         2000        2001        2002       2003    Thereafter    Total     Value
------------                              ----         ----        ----        ----       ----    ----------    -----     -----
FINANCIAL ASSETS
Cash and cash equivalents
        Noninterest bearing             $ 44,233            -            -          -          -          -   $ 44,233   $ 44,233
Federal funds sold
        Variable rate                     45,712            -            -          -          -          -     45,712     45,712
        Weighted average interest rate      5.51%                                                                 5.51%
Securities available for sale
        Fixed Rate                        14,503      $ 3,395      $ 2,979   $  3,807   $ 13,470   $ 74,553    112,707    112,707
        Weighted average interest rate      6.43%        8.33%        8.31%      7.04%      6.60%      7.43%      7.24%
Securities held to maturity
        Fixed Rate                         5,100          155          257      1,018      2,309     24,055     32,894     34,517
        Weighted average interest rate      5.21%        6.15%        6.28%      6.64%      5.91%      5.44%      5.48%
Loans Receivable, net
        Fixed Rate                       124,740       46,936       97,443    104,265    155,487     77,708    606,579    606,794
        Weighted average interest rate      9.00%        9.10%        9.16%      9.24%      8.72%      8.08%      8.88%
        Variable rate                    209,606       23,930        5,391      7,371     16,388     28,864    291,550    291,647
        Weighted average interest rate      9.06%        9.09%        9.28%      8.85%      8.80%      8.43%      8.98%

FINANCIAL LIABILITIES
Noninterest bearing deposits               9,560        8,948        8,375      7,839      7,338    105,921    147,981    147,981
NOW and Money Market accounts             10,412        9,621        8,890      8,214      7,590     92,273    137,000    137,000
        Weighted average interest rate      3.28%        3.28%        3.28%      3.28%      3.28%      3.28%      3.28%
Savings accounts                          16,564       15,239       13,852     12,592     11,446    114,533    184,226    184,226
        Weighted average interest rate      3.69%        3.69%        3.69%      3.69%      3.69%      3.69%      3.69%
Time Certificates
        Fixed Rate                       351,260       28,618       17,433      6,772     13,074      1,717    418,874    421,947
        Weighted average interest rate      5.40%        6.05%        5.73%      5.84%      5.74%      5.71%      5.48%
        Variable rate                     31,580        6,980            -          -          -          -     38,560     38,843
        Weighted average interest rate      5.42%        5.60%                                                    5.45%
Federal funds purchased
        Variable rate                      5,524            -            -          -          -          -      5,524      5,524
        Weighted average interest rate      4.39%                                                                 4.39%
Securities sold under agreement
        to repurchase
        Variable rate                     26,334            -            -          -          -          -     26,334     26,334
        Weighted average interest rate      4.39%                                                                 4.39%
FHLB advances
        Fixed Rate                         5,000            -        5,028     25,000          -     15,186     50,214     49,641
        Weighted Average interest rate      5.40%                     5.81%      5.81%                 5.09%      5.24%

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


CAPITAL

Consolidated capital of the Corporation for financial statement purposes, increased $21.9 million or 20.4% in 1998 to $129.2 million, increased $19.0 million in 1997, or 21.5% to $107.4 million, and increased $16.2 million in 1996 or 22.4% to $88.4 million. In 1998, $356 thousand of increase came from the issuance of stock under the Corporation's stock option plan. Almost all of the remainder came from the net earnings of the Bank. In 1997, almost all of the increase was attributable to its net income of the Bank. In 1996, $1 million of the increase was attributable to the investment in Washington Banking Company; a decrease of $.7 million was attributable to the change in fair market value of the AFS portfolio, and the remainder was almost all due to net profits to the Bank.

MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK
AND RELATED SHAREOWNERS' MATTERS

Frontier Financial Corporation's common stock began trading on the National Association of Securities Dealers' Automated Quotation System (NASDAQ) on April 16, 1998. In 1998, based on the average number of shares outstanding for the year, stock trades totaled approximately 7% (including the shares issued pursuant to the merger with Valley Bancorporation. During 1998, the market price of the common stock ranged from $34.00 to $62.50. The average price, on NASDAQ trading, was $50.57 for the year.

At December 31, 1998, the total number of shareowners of record of Frontier Financial Corporation's common stock was 3,617, and there were 8,697,261 shares outstanding.

Management has established an objective to maximize the rate of internal capital growth as the means of maintaining capital adequacy. The Corporation has not paid cash dividends in the past. However, in February 1999, the Board of Directors of the Corporation declared the first cash dividend since the Bank opened in 1978 and has had five stock splits over the same period. Annually, the Board of Directors reviews various methods to distribute the earnings of the Corporation to the shareowners.

IMPACT OF THE YEAR 2000 ISSUE

The Year 2000. The century date change creates a problem because computer programs and systems were designed to store calendar years with only two numbers, rather than four numbers. Because of this design, computer programs and systems may recognize a date using "00" as 1900 rather than the Year 2000. The extent of the potential impact of this Year 2000 problem is not yet known and could affect the global economy and every organization.

Only one thing is certain about the impact of the Year 2000--it is difficult to predict with any degree of certainty what will happen after December 31, 1999. The Corporation is committed to address and is addressing these Year 2000 issues and the uncertainty that is presented by these Year 2000 issues. The total financial effect that the Year 2000 problem will have on the Corporation is uncertain and will not be known until the year 2000 arrives. The Corporation is working to mitigate the Year 2000 problem, the success of Corporation's efforts will not be known until the year 2000 arrives. The Corporation's Year 2000 progress and efforts continue to be monitored by the banking regulatory agencies.

The challenges faced by the Corporation. The Year 2000 problem is of particular concern to the Corporation and other financial institutions because most financial transactions, such as interest accruals and payments, are date sensitive. The Year 2000 problem will impact both information technology ("IT") systems, such as computers, and non-IT systems. Non-IT systems typically include embedded technology such as microcontrollers, and include automated teller machines, elevators, alarm systems, and vaults. Non-IT systems are more difficult to assess and repair than IT systems.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The Corporation's state of readiness. The Corporation established a Year 2000 Committee in February 1997 with representatives from all significant functional areas which report to the Corporation's Board of Directors. Detailed inventories for all IT systems and all identified non-IT systems have been conducted to catalog potential hardware and software problems. The Corporation has identified certain systems as business-critical systems and testing of those business-critical systems has commenced. The Corporation has identified the end of April, 1999 as the projected deadline to complete the Year 2000 testing on business-critical systems. Additional testing will continue during the year 1999. The Corporation has determined that modifications to certain systems are required and that such modifications will be conducted to mitigate, but not eliminate, the risks associated with the Year 2000 problem.

Third party concerns. The Corporation interacts with numerous customers, vendors and third party service providers whose failure to address the Year 2000 problem may create significant business disruption and costs to the Corporation. Due to the interdependence of computer systems today, it is simply impossible for any one party to eliminate the risks related to the Year 2000 problem. It is even possible that the Year 2000 problem could disrupt the Corporation's business through the loss of electric power or phone service, or for other reasons outside of the Corporation's control. The Corporation has initiated formal communications with certain significant suppliers and large customers to attempt to determine the extent to which the Corporation is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Systems of other companies on which Corporation's systems rely may not be timely converted, which might well result in significant costs to the Corporation.

The Corporation is in the process of assessing the incremental credit risk in loan portfolio relating to individual customers' ability to successfully address Year 2000 IT and non-IT issues. For those over an established dollar threshold, credit risk assessments are being performed on each borrower. This process will be ongoing until the Year 2000.

The Corporation's contingency plans. The Year 2000 Committee is in the process of developing and implementing contingency plans to handle the most reasonably likely worst case scenarios. Since these worst case scenarios are difficult or even impossible to predict at this time, these contingency plans are particularly challenging. The Corporation intends to develop contingency plans that are reasonably necessary to address the Year 2000 problem and to revise those contingency plans on an ongoing basis until the problem is confronted and resolved.

Estimated costs. It is impossible to predict with any degree of certainty the costs that the Corporation will incur as a result of the Year 2000 problem. The Corporation's current estimates for the total Year 2000 testing and remediation is roughly $550,000, which will be funded through cash flows of operations. The Corporation has reserved approximately $400,000 addressing the Year 2000 problem. The future financial estimates are just rough estimates, as these are "forward-looking" statements subject to risks and uncertainties that may cause future results to differ materially. It is uncertain to what extent the actual costs of the Year 2000 problem will have on the Corporation's results of operations, liquidity, and financial condition. Actual lost revenue resulting from the Year 2000 problem is impossible to predict because of the inherent uncertainty of the Year 2000 problem. The Corporation, through its Year 2000 Committee, is analyzing and determining how to best handle and mitigate this uncertainty. The Corporation presently believes that costs associated with compliance efforts will not have a significant impact on the Corporation's ongoing operations or financial condition, although there can be no assurance in this regard. There can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary changes to address the Year 2000 problem, the Corporation's inability to implement such changes could have an adverse effect on future results of operations. In addition, the failure of certain Corporation's customers, vendors and third party service providers to appropriately address the Year 2000 problem could have a material adverse effect on the Corporation.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


FORWARD LOOKING STATEMENTS

Except for historical financial information contained herein, the matters discussed in this annual report of the Corporation may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to Frontier Financial Corporation include those related to the economic environment, particularly in the areas in which Frontier operates, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management and asset/liability management, the financial and securities markets, and the availability of and costs associated with sources of liquidity.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES Average Balances and Tax-Equivalent Net Interest Margin - Table 1

                                                                      Year Ended December 31,
                                 --------------------------------------------------------------------------------------------------
                                              1998                            1997                            1996
                                 ------------------------------  ----------------------------- ------------------------------------
In Thousands                                           Average                         Average                             Average
------------                                 Interest  Rates                Interest   Rates                 Interest      Rates
                                 Average     Income/   Earned/   Average    Income/    Earned/   Average     Income/       Earned/
                                 Balance     Expense    Paid     Balance    Expense     Paid     Balance     Expense        Paid
                                 -------     -------    ----     -------    -------     ----     -------     -------      ---------
INTEREST EARNING ASSETS
Taxable investments           $    90,359   $  6,092    6.74%   $ 91,874  $     6,218   6.77%  $   111,330  $     7,409       6.65%
Nontaxable investments(1)          28,557      2,428    8.50%     30,309        2,661   8.78%       31,336        2,814       8.98%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----
        Total                     118,916      8,520    7.16%    122,183        8,879   7.27%      142,666       10,223       7.17%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----
Federal funds sold                 63,962      3,417    5.34%     45,198        2,479   5.48%       30,615        1,646       5.38%
Loans(2)
    Installment                    29,830      2,849    9.55%     27,271        2,651   9.72%       23,973        2,349       9.80%
    Commercial(1)                 190,307     18,938    9.95%    148,786       15,534  10.44%      146,778       15,082      10.28%
    Real estate
        Commercial                334,235     32,228    9.64%    282,904       27,846   9.84%      226,348       22,425       9.91%
        Construction              151,384     17,620   11.64%    138,271       16,233  11.74%      113,939       13,606      11.94%
        Residential               106,110     10,897   10.27%    106,043       10,691  10.08%       97,152        9,661       9.94%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----
        Total                     811,866     82,532   10.17%    703,275       72,955  10.37%      608,190       63,123      10.38%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----
Total earning assets/total
     interest income              994,744   $ 94,469    9.50%    870,656  $    84,313   9.68%      781,471  $    74,992       9.60%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----

Reserve for loan losses           (16,936)                       (14,931)                          (13,252)
Cash and due from banks            39,635                         31,240                            25,077
Other assets                       31,011                         28,183                            25,052
                              -----------                       --------                         ---------
TOTAL ASSETS                  $ 1,048,454                       $915,148                         $ 818,348
                              ===========                       ========                         =========

INTEREST BEARING LIABILITIES
Money Market &
     NOW accounts             $   121,932   $  3,491    2.86%   $102,704  $     3,071   2.99%  $    82,817  $     2,454       2.96%
Savings accounts                  174,311      6,652    3.82%    161,542        6,282   3.89%      155,314        6,081       3.92%
Other time deposits               430,472     24,605    5.72%    388,585       22,554   5.80%      362,037       21,429       5.92%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----
Total interest bearing
     deposits                     726,715     34,748    4.78%    652,831       31,907   4.89%      600,168       29,964       4.99%

Short-term borrowings              24,530      1,196    4.88%     15,198          762   5.01%       11,018          539       4.88%
Long-term debt                     35,565      1,946    5.47%     31,201        1,720   5.51%       28,068        1,560       5.56%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----
Total interest bearing
     liabilities/total
     interest expense             786,810     37,890    4.82%    699,230       34,389   4.92%      639,254       32,063       5.02%
                                  -------   --------    ----     -------  -----------   ----       -------  -----------       ----
Noninterest bearing
     deposits                     133,340                        109,340                            91,386
Other liabilities                   9,806                          7,882                             8,253
Shareowners' equity               118,498                         98,696                            79,455
                              -----------                       --------                         ---------

TOTAL LIABILITIES
     AND CAPITAL              $ 1,048,454                       $915,148                         $ 818,348
                              ===========                       ========                         =========

NET INTEREST INCOME                          $56,579                         $49,924                        $  42,929
                                             =======                      ==========                        =========

NET YIELD ON INTEREST
   EARNING ASSETS                                       5.69%                           5.73%                                 5.49%
                                                        ====                            ====                                  ====

--------------

(1) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.

(2) Includes nonaccruing loans.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Rate/Volume Analysis of Changes in Net Interest Income - Table 2


                                                                   Year ended December 31,
                            --------------------------------------------------------------------------------------------------
                                    1998 versus 1997                 1997 versus 1996                1996 versus 1995
                            -------------------------------  -------------------------------  --------------------------------
                                 Increase (Decrease) Due           Increase (Decrease) Due        Increase (Decrease) Due
 In Thousands                         to Change in                    to Change in                   to Change in
 ------------               -------------------------------  -------------------------------  --------------------------------
                                                   Total                            Total                            Total
                             Average   Average    Increase     Average   Average   Increase   Average    Average    Increase
                             Volume      Rate    (Decrease)    Volume      Rate    (Decrease)  Volume      Rate     (Decrease)
                            --------   --------  ----------   --------   --------  ---------  --------   --------   ---------
INTEREST INCOME
    Taxable investments     $   (103)  $    (23)  $   (126)  $ (1,295)  $    104   $ (1,191)  $    269   $    312   $    581
    Nontaxable investments      (154)       (79)      (233)       (92)       (61)      (153)      (195)      (108)      (303)
                            --------   --------   --------   --------   --------   --------   --------   --------   --------

            Total               (257)      (102)      (359)    (1,387)        43     (1,344)        74        204        278

    Federal funds sold         1,029        (91)       938        784         49        833       (787)      (147)      (934)

    Loans
        Installment              249        (51)       198        323        (21)       302        207        (45)       162
        Commercial             4,335       (931)     3,404        206        246        452        127       (457)      (330)
        Real estate
            Commercial         5,052       (670)     4,382      5,603       (182)     5,421      5,253       (705)     4,548
            Construction       1,539       (153)     1,386      2,906       (279)     2,627      2,269       (781)     1,488
            Residential            7        199        206        884        147      1,031        430       (165)       265
                            --------   --------   --------   --------   --------   --------   --------   --------   --------

            Total             11,182     (1,606)     9,576      9,922        (89)     9,833      8,286     (2,153)     6,133

TOTAL INTEREST
    INCOME                    11,954     (1,799)    10,155      9,319          3      9,322      7,573     (2,096)     5,477
                            --------   --------   --------   --------   --------   --------   --------   --------   --------

INTEREST EXPENSE
    Money Market &
        NOW accounts             575       (155)       420        589         28        617        166       (133)        33
    Savings accounts             497       (127)       370        244        (43)       201       (344)      (225)      (569)
    Other time deposits        2,431       (381)     2,050      1,571       (445)     1,126      2,216     (1,218)       998
                            --------   --------   --------   --------   --------   --------   --------   --------   --------

            Total interest
                bearing
                deposits       3,503       (663)     2,840      2,404       (460)     1,944      2,038     (1,576)       462

    Short-term borrowings        468        (34)       434        204         19        223        432        (68)       364
    Long-term debt               241        (15)       226        174        (14)       160        221        (58)       163
                            --------   --------   --------   --------   --------   --------   --------   --------   --------

TOTAL INTEREST
    EXPENSE                    4,212       (712)     3,500      2,782       (455)     2,327      2,691     (1,702)       989
                            --------   --------   --------   --------   --------   --------   --------   --------   --------

CHANGE IN NET
     INTEREST INCOME        $  7,742   $ (1,087)  $  6,655   $  6,537   $    458   $  6,995   $  4,882   $   (394)  $  4,488
                            ========   ========   ========   ========   ========   ========   ========   ========   ========