Form 10-K, Exhibit 13
period 1999-12-31
FRONTIER FINANCIAL CORP /WA/
filed 2000-03-27
CIK 716457

                                                                      EXHIBIT 13

To our Shareowners and Staff

The final year of the twentieth century for Frontier Financial Corporation was one of operational excellence -- and stock market frustration.

The results produced by our 400 staff members during the year were impressive:
Earnings for 1999 increased 18.5% over the previous twelve month period; we successfully completed the merger of Bank of Sumner into Frontier Bank and we expanded by opening two new offices.

Conversely, the price of our stock floundered throughout the year and closed at $20.00, down 12 1/2% from 1998. This is the first year in our 21 year history that our stock price was down and it was particularly disappointing in view of our outstanding performance during 1999. Bank stock prices were punished throughout the year because of expected interest rate increases and the dramatic shift in the stock market from "value stocks" to "momentum stocks" which transferred huge sums of capital from the more conservative stocks to high flying internet, high tech and biotech stocks. We do not discourage easily, and we will persevere to continue to produce both growth and quality during this year. Hopefully, the market will reassess bank stocks in a more favorable light and Frontier will be a leader among those stocks when the market turns.

Looking at the positive results for 1999, earnings increased to $25,660,000 or $1.46 per fully diluted share compared to $21,649,000 or $1.25 per fully diluted share in 1998. The numbers were adjusted to reflect the 2-for-1 stock split issued in March, 1999. This marks the 21st consecutive year of record earnings for Frontier, and the fourth quarter of 1999 was the 64th consecutive quarter in which earnings exceeded the same quarter of the prior year. We are not aware of any other commercial bank in the United States that can match our consecutive quarterly income gains at this time.

Total assets of the bank increased by $98 million during the year to $1.24 billion or 8.5% while deposits grew by $40 million to $967 million or 4.3%. The main driver of our growth was loan growth which increased by $155 million or 17.3% and ended the year by reaching the billion dollar milestone for the first time. Shareowners' equity exceeded $147 million, up $18.1 million over the year, an increase of 14.0% and this was after payment of $4.4 million for our first cash dividend.

The investment portfolio was the only major area of decline on the balance sheet as totals fell from $146 million to $132 million, a decrease of 9.7%. This occurred because funds received from maturing investments were used to help fund the growth in the loan portfolio, and the return on loans is considerably higher than we receive in investments. Steadily increasing interest rates throughout the year created downward pressure on the value of our investment portfolio and at year end, the cost of our investment portfolio exceeded the market value by $4.7 million.

Our return on average assets outstanding during the year (ROAA) was 2.15% compared to 2.06% and return on average equity (ROAE) was 18.43% compared to 18.27% in 1999 and 1998 respectively, which places Frontier among the leaders when comparing peer group performance.

Some of the highlights of 1999 include:

Frontier Financial Corporation was rated as the #1 mid-sized bank in the United States based on our operating results for 1998. The ratings were compiled by US Banker magazine and included 200 publicly traded banks ranging in asset size from $400 million to $2.9 billion. The ranking recognizes well-balanced institutions with strong asset quality, ample capital, strong earnings, and low efficiency ratios. It is indeed an honor to be ranked #1.

A new milestone was reached when total revenues exceeded $100 million for the first time. Revenues for the year were almost $110 million, an increase of 10.8% over the $99 million generated in 1998.

New loan originations throughout the year exceeded $583 million, our best year ever.

Opened new offices in Bellingham, our first in Whatcom County, and Mount Vernon, our second office in Skagit County. Bellingham was opened in July and was profitable by year-end. Mount Vernon, which opened in September, has not attained profitability.

Successfully planned for the much heralded Y2K event and all of our computers began the new year without a glitch.


Paid our first cash dividend of $.25 per share in March and also split our stock 2- for-1. An original one share investment when Frontier Bank was opened in 1978 would have grown to 502 shares as a result of stock splits and stock dividends. In monetary terms, an original $1,000 investment in Frontier stock would have a market value of over $100,000.

Our loan portfolio continued to reflect high quality. Non-performing loans as a percentage of total loans at year end were .18% of total assets compared to .26% at year-end 1998. Net charge-offs during the year were a modest .05% of the average loans outstanding and year end loan loss reserve of $19.6 million represented 1.87% of total loans.

Our marketing department received national recognition by receiving two creative marketing achievement awards from the Independent Community Bankers of America organization.

Excellent expense management was reflected by our efficiency ratio of 41% in 1999 down from 43% in 1998. The efficiency ratio is like a golf score -- the lower, the better.

Frontier Bank initiated internet banking service during the month of December. The initial response to this service has been excellent and full scale promotion will not occur until late in the first quarter, 2000.

As we look to the future, we recognize tremendous opportunity and certainly many challenges. The financial services business, of which banking is a part, is changing rapidly. Late in the year, Congress passed the Gramm-Leach-Bliley Act which allows banks to affiliate with securities firms and insurance companies, but even without an affiliation, banks will be able to offer an expanded product line including insurance and a broad line of investment products. Internet use, including on-line banking, continues to grow at an astonishing rate. In addition, we recognize the increasing competition, both from other banks and from non-bank sources.

Part of our founding philosophy has always been "when there is change - there is opportunity". We believe we have the people who possess the desire, commitment and creativity to take advantage of the opportunities. We are very proud of our company and are excited about the future.


We would like to publicly acknowledge and thank our director, Roy Robinson, who retired from our board in 1999, for his 21 years of service to Frontier. Roy was a charter member of the board who served with distinction and was an active participant. We will certainly miss his common sense, business acumen and good humor.

In closing, thanks again to our hardworking, highly motivated staff, and to a dedicated Board of Directors. Thanks to all of our shareowners for your interest and loyal support over the years.

All of us working together as a team will move this organization to further growth and success - - "it's really the people who make the difference".

Sincerely,


President & CEO

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

Report of Management...............................   1
Independent Auditor's Report.......................   2
Consolidated Balance Sheet.........................   3
Consolidated Statement of Income...................   4
Consolidated Statement of Changes in
  Shareowners' Equity..............................   5
Consolidated Statement of Cash Flows...............   6
Notes to Financial Statements......................   7-26
Management's Discussion and Analysis of
  Financial Condition and Results of Operation.....   27-39
Average Balances and Tax-Equivalent
  Net Interest Margin - Table 1....................   40
Rate/Volume Analysis of Changes in
  Net Interest Income - Table 2....................   41

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

Management has established and is responsible for maintaining an internal control environment designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records are reliably maintained. The internal control environment includes: an effective financial accounting structure; a comprehensive internal audit function; an independent Audit Committee of the Board of Directors, and extensive financial and operating policies and procedures. The Corporation's management also fosters an ethical climate supported by a code of conduct along with appropriate selection and training of personnel.

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

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 1999, the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 1999.



/s/ ROBERT J. DICKSON                            /s/ JAMES F. FELICETTY
------------------------------------             -------------------------------
ROBERT J. DICKSON                                JAMES F. FELICETTY
President and Chief Executive Officer            Secretary/Treasurer

                                 INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareowners
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareowner's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility it to express an opinion of these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                                         /s/ Moss Adams LLP
                                                         -----------------------


Everett, Washington
January 18, 2000

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)

                                                                                           DECEMBER 31,
                                                                                  -----------------------------
ASSETS                                                                               1999               1998
                                                                                  ----------         ----------
Cash and due from banks                                                           $   44,858         $   44,233
Federal funds sold                                                                        --             45,712
Investment securities
        Available for sale, at fair value                                            103,467            112,707
        Held to maturity (Fair value 1999: $28,408; 1998: $34,517)                    28,047             32,894
                                                                                  ----------         ----------
                      Total investment securities                                    131,514            145,601

Loans                                                                              1,053,214            898,142
Less allowance for loan losses                                                       (19,651)           (18,098)
                                                                                  ----------         ----------
                      Net loans                                                    1,033,563            880,044
Premises and equipment, net                                                           18,290             15,647
Other real estate owned                                                                  736              1,287
Intangible assets                                                                      1,264              1,396
Other assets                                                                          15,391             13,953
                                                                                  ----------         ----------
                              Total assets                                        $1,245,616         $1,147,873
                                                                                  ==========         ==========
LIABILITIES
Deposits
     Noninterest bearing accounts                                                 $  145,565         $  147,981
     Interest bearing accounts                                                       821,215            778,661
                                                                                  ----------         ----------
                      Total deposits                                                 966,780            926,642
Federal funds purchased and securities sold under agreements to repurchase            28,552             31,858
Other liabilities                                                                      7,726              9,910
Federal Home Loan Bank advances                                                       95,189             50,214
                                                                                  ----------         ----------
                      Total liabilities                                            1,098,247          1,018,624
                                                                                  ----------         ----------
SHAREOWNERS' EQUITY
Common stock, no par value; 100,000,000 shares authorized; 17,545,587 and
     8,697,261 shares issued and outstanding in 1999 and 1998                         91,302             90,547
Retained earnings                                                                     59,360             38,076
Accumulated comprehensive income (loss), net of tax                                   (3,293)               626
                                                                                  ----------         ----------
                      Total shareowners' equity                                      147,369            129,249
                                                                                  ----------         ----------
                              Total liabilities and shareowners' equity           $1,245,616         $1,147,873
                                                                                  ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                  (In Thousands, except for per share amounts)

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                  -----------------------------------------
                                                                                    1999             1998            1997
                                                                                  --------         --------         -------
INTEREST INCOME
        Interest and fees on loans                                                $ 93,825         $ 82,450         $72,898
        Interest on federal funds sold                                                 824            3,417           2,515
        Interest on investment securities
               Taxable                                                               7,483            6,092           6,222
               Exempt from federal income tax                                        1,557            1,603           1,689
                                                                                  --------         --------         -------
                       Total interest income                                       103,689           93,562          83,324
                                                                                  --------         --------         -------

INTEREST EXPENSE
        Interest on deposits                                                        35,378           34,748          31,907
        Interest on FHLB advances                                                    3,788            1,946           1,632
        Interest on federal funds purchased and securities
               sold under agreements to repurchase                                   1,571            1,196             761
        Interest on long-term debt                                                       -                -              69
                                                                                  --------         --------         -------
                       Total interest expense                                       40,737           37,890          34,369
                                                                                  --------         --------         -------
                       Net interest income                                          62,952           55,672          48,955

PROVISION FOR LOAN LOSSES                                                           (2,050)          (1,800)         (2,095)
                                                                                  --------         --------         -------
                       Net interest income after provision for loan losses          60,902           53,872          46,860
                                                                                  --------         --------         -------

NON INTEREST INCOME
        Service charges                                                              2,289            1,999           1,956
        Other                                                                        3,595            3,329           2,409
                                                                                  --------         --------         -------
                       Total other income                                            5,884            5,328           4,365
                                                                                  --------         --------         -------

NON INTEREST EXPENSE
        Salaries                                                                    12,232           11,638          10,099
        Employee benefits                                                            4,957            4,253           4,113
        Occupancy                                                                    3,657            3,307           3,253
        FDIC insurance premium                                                         133              100              86
        State business taxes                                                         1,270            1,147             945
        Other                                                                        6,072            6,257           5,049
                                                                                  --------         --------         -------
                       Total other expense                                          28,321           26,702          23,545
                                                                                  --------         --------         -------

INCOME BEFORE INCOME TAX                                                            38,465           32,498          27,680

PROVISION FOR INCOME TAX                                                           (12,805)         (10,849)         (9,086)
                                                                                  --------         --------         -------
NET INCOME                                                                        $ 25,660         $ 21,649         $18,594
                                                                                  ========         ========         =======
BASIC EARNINGS PER SHARE                                                          $   1.46         $   1.25         $  1.08
                                                                                  ========         ========         =======
DILUTED EARNINGS PER SHARE                                                        $   1.46         $   1.23         $  1.07
                                                                                  ========         ========         =======

   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY
                     (In Thousands, except number of shares)



                                                                     Common Stock
                                                               --------------------------         Comprehensive        Retained
                                                               Shares              Amount            Income            Earnings
                                                               ------              ------         -------------       ----------
Balance, December 31, 1996                                    7,624,566           $58,044                              $ 30,178

Comprehensive Income
      Net income for 1997                                            --                --             $18,594            18,594
      Other comprehensive income, net of tax $174                    --                --                                    --
      Unrealized gain (loss) on available
          for sale securities                                        --                --                 324                --
                                                                                                      -------
           Total comprehensive income                                                                 $18,918
                                                                                                      -------
Stock options exercised                                          40,548               365                                    --
Stock dividend                                                  478,475            13,920                               (13,920)
Fractional shares purchased, (net)                                  872                25                                    --
Cash dividend paid by VBC                                            --                --                                  (275)
                                                             ----------           -------                              --------
Balance, December 31, 1997                                    8,144,461            72,354                                34,577

Comprehensive Income
      Net income for 1998                                            --                --             $21,649            21,649
      Other comprehensive income, net of tax $93                     --                --                                    --
      Unrealized gain (loss) on available
           for sale securities                                       --                --                 173                --
                                                                                                      =======
             Total comprehensive income                                                               $21,822
                                                                                                      =======
Stock options exercised                                          36,765               356                                    --
Stock dividend                                                  514,999            17,809                               (17,809)
Fractional shares purchased, (net)                                1,036                28                                    --
Cash dividend paid by VBC                                            --                --                                  (341)
                                                             ----------           -------                              --------
Balance, December 31, 1998                                    8,697,261            90,547                                38,076

Comprehensive Income
      Net income for 1999                                            --                --             $25,660            25,660
      Other comprehensive income, net of tax $2,110                  --                --                                    --
      Unrealized gain (loss) on available
           for sale securities                                       --                --              (3,919)               --
                                                                                                      -------
             Total comprehensive income                                                               $21,741
                                                                                                      =======
Stock options exercised                                          89,827               755                                    --
Cash dividend paid                                                                     --                                (4,376)
Two-for-one stock split                                       8,758,499                --                                    --
                                                             ----------           -------                              --------
Balance, December 31, 1999                                   17,545,587           $91,302                              $ 59,360
                                                             ==========           =======                              ========

                                                                Accumulated
                                                                   Other
                                                               Comprehensive
                                                               Income/(Loss)          Total
                                                               --------------       --------
Balance, December 31, 1996                                        $   129           $ 88,351

Comprehensive Income
      Net income for 1997                                              --             18,594
      Other comprehensive income, net of tax $174                      --                 --
      Unrealized gain (loss) on available
          for sale securities                                         324                324
           Total comprehensive income
Stock options exercised                                                --                365
Stock dividend                                                         --                 --
Fractional shares purchased, (net)                                     --                 25
Cash dividend paid by VBC                                              --               (275)
                                                                 --------           --------
Balance, December 31, 1997                                            453            107,384

Comprehensive Income
      Net income for 1998                                              --             21,649
      Other comprehensive income, net of tax $93                       --                 --
      Unrealized gain (loss) on available
           for sale securities                                        173                173
             Total comprehensive income
Stock options exercised                                                --                356
Stock dividend                                                         --                 --
Fractional shares purchased, (net)                                     --                 28
Cash dividend paid by VBC                                              --               (341)
                                                                 --------           --------
Balance, December 31, 1998                                            626            129,249

Comprehensive Income
      Net income for 1999                                              --             25,660
      Other comprehensive income, net of tax $2,110                    --                 --
      Unrealized gain (loss) on available
           for sale securities                                     (3,919)            (3,919)
             Total comprehensive income
Stock options exercised                                                --                755
Cash dividend paid                                                     --             (4,376)
Two-for-one stock split                                                --                 --
                                                                 --------           --------
Balance, December 31, 1999                                       $ (3,293)          $147,369
                                                                 ========           ========


   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)


                                                                                         YEAR ENDED DECEMBER 31,
                                                                              ---------------------------------------------
                                                                                1999               1998              1997
                                                                              ---------         ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                             $  25,660         $  21,649         $  18,594
       Adjustments to reconcile net income to net
                     cash provided by operating activities
              Depreciation and amortization                                       1,747             1,675             1,708
              Provision for loan losses                                           2,050             1,800             2,095
              Gain on sale of other real estate owned                              (732)             (232)                -
              Loss on sale of fixed assets                                           70                 -                 -
       Changes in operating assets and liabilities
              Deferred taxes                                                        204              (742)             (727)
              Increase (decrease) in income taxes payable                        (1,570)            1,088              (290)
              (Increase) decrease in interest receivable                           (739)             (751)              267
              Increase (decrease) in interest payable                               477               394            (2,740)
              Proceeds from sales of mortgage loans                              23,053            34,788            20,054
              Origination of mortgage loans held for sale                       (21,430)          (36,180)          (19,950)
              Dividend income from Federal Home Loan Bank                          (771)             (525)             (685)
              Increase (decrease) in other operating activities                     (94)             (977)              438
                                                                              ---------         ---------         ---------
                     Net cash provided by operating activities                   27,925            21,987            18,764
                                                                              ---------         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
       Net federal funds sold                                                    45,712            26,173           (35,800)
       Proceeds from maturities of available for sale
              and held to maturity securities                                    40,445            86,225            49,564
       Purchase of investment securities available for sale                     (10,328)          (87,406)          (17,492)
       Purchase of investment securities held to maturity                       (21,288)          (27,146)          (14,822)
       Cash dividends paid                                                       (4,376)             (341)             (275)
       Net cash flows from loan activities                                     (157,122)         (159,813)          (79,843)
       Purchases of premises and equipment                                       (4,334)           (1,394)           (1,262)
       Proceeds from the sale of other real estate owned                          1,744             1,537               261
       Cash invested in other real estate owned                                       -                 -              (755)
       Net cash provided from acquisition of branch                                   -                 -            13,136
       Other investing activities                                                   100               341                94
                                                                              ---------         ---------         ---------
                     Net cash used by investing activities                     (109,447)         (161,824)          (87,194)
                                                                              ---------         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
       Net change in core deposit accounts                                        9,981            63,976            47,122
       Net change in certificates of deposit                                     30,157            52,318            16,595
       Proceeds from issuance of stock                                              755               384               390
       Net change in federal funds purchased and securities sold under
              agreements to repurchase                                           (3,306)           13,896             5,951
       Advances from the Federal Home Loan Bank                                 155,000            20,240            40,000
       Repayments to the Federal Home Loan Bank                                (110,025)              (26)          (45,000)
       Principal payments on long-term debt                                           -              (695)             (364)
       Other financing activities                                                  (415)              273              (599)
                                                                              ---------         ---------         ---------
                     Net cash provided by financing activities                   82,147           150,366            64,095
                                                                              ---------         ---------         ---------

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                                      625            10,529            (4,335)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                                     44,233            33,704            38,039
                                                                              ---------         ---------         ---------
CASH AND DUE FROM BANKS AT END OF YEAR                                        $  44,858         $  44,233         $  33,704
                                                                              =========         =========         =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
       Cash paid during the year for interest                                 $  40,280         $  37,504         $  34,211
       Cash paid during the year for income taxes                             $  14,769         $   9,650         $   9,995

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES

Other real estate acquired in settlement of loans in 1999 and 1998 were $501 thousand and $1.7 million, respectively. Sales of other real estate financed by the Bank in 1998 was $1.4 million.

   The accompanying notes are an integral part of these financial statements.

                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) INVESTMENT SECURITIES - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity, 2) available for sale, or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. The Corporation did not have any investment securities categorized as trading securities at December 31, 1999 and 1998.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to call or maturity.

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

(c) LOANS AND RELATED INCOME - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding principal, are adjusted for unearned discounts, the net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net deferred fees and costs are generally amortized into interest income as an adjustment to the loan yield using the interest method. Expenses deferred (principally personnel expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These fees include agency, standby letter of credit, loan commitment, and loan servicing fees.

A loan is considered impaired when management determines it is probable that all contractual amounts of principal and interest will not be paid as scheduled in the loan agreement. These loans include nonaccruing loans past due 90 days or more, loans restructured, and other loans that management considers to be impaired.

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

(h) INCOME TAX - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. Deferred tax assets and liabilities are determined using the liability method and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between the Bank's financial statements and its tax returns.

(i) RETIREMENT PLANS - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $1.8 million in 1999, $1.4 million in 1998, and $1.3 million in 1997. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 6% of employees eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

(j) ADVERTISING COSTS - The Corporation expenses advertising costs as they are incurred and such costs are not considered to be material.

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

(m) EARNINGS PER SHARE - Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends, stock splits and mergers accounted for as poolings-of-interests. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

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

(q) RECLASSIFICATIONS - Certain amounts in prior years' financial statements have been reclassified to conform to the 1999 presentation.

NOTE TWO - MERGER CONSUMMATED DURING 1998

In December 1998, Valley Bancorporation and Subsidiary (VBC) was merged into the Corporation. In connection with this transaction, the Corporation issued 793,900 shares of common stock to the shareowners of VBC in an exchange that gave VBC shareowners .8625 shares of the Corporation's stock for one share of VBC stock. The merger has been accounted for as a pooling-of-interests pursuant to generally accepted accounting principles. Accordingly, the Corporation's consolidated financial statements have been restated for all periods prior to the acquisition to include the financial position, results of operations, and cash flow of VBC. At the date of acquisition, VBC had total assets of $95.8 million, revenue of $6.1 million, and net income of $2.1 million. The effects of the restatement on revenues, net income and shareowner's equity are shown below:

In Thousands                                              1997
------------                                            --------
Revenues
     The Corporation (as previously reported)           $ 80,186
     VBC                                                   7,503
                                                        --------
As Restated                                             $ 87,689
                                                        ========
Net Income
     The Corporation (as previously reported)           $ 16,902
     VBC                                                   1,692
                                                        --------
As Restated                                             $ 18,594
                                                        ========
Shareowners' equity
     The Corporation (as previously reported)           $ 97,839
     VBC                                                   9,545
                                                        --------
As Restated                                             $107,384
                                                        ========

NOTE THREE - INVESTMENTS

Investments in federal funds sold are made with major banks which are approved by the Board of Directors. The Bank has an investment policy that generally permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:


In Thousands
                                                        Gross           Gross
                                       Amortized      Unrealized      Unrealized        Fair
                                         Cost           Gains           Losses          Value
                                       ---------      ----------      ----------       --------
1999

Available for sale
        U.S. Treasury bonds            $    252        $   11                -         $    263
        U.S. Agency bonds                70,608            15          $(4,814)          65,809
        Municipal securities                 50             -               (7)              43
        Corporate bonds                  23,102            63             (295)          22,870
        Equities                         14,521             -              (39)          14,482
                                       --------        ------          -------         --------
                                        108,533            89           (5,155)         103,467
                                       --------        ------          -------         --------

Held to maturity
        Municipal securities             27,547           429              (68)          27,908
        Corporate bonds                     500             -                -              500
                                       --------        ------          -------         --------
                                         28,047           429              (68)          28,408
                                       --------        ------          -------         --------
               Total Securities        $136,580        $  518          $(5,223)        $131,875
                                       ========        ======          =======         ========

1998

Available for sale
        U.S. Treasury bonds            $    252        $   50                -         $    302
        U.S. Agency bonds                74,516           132          $  (290)          74,358
        Corporate bonds                  25,054           896               (6)          25,944
        Equities                         11,923           180                -           12,103
                                       --------        ------          -------         --------
                                        111,745         1,258             (296)         112,707
                                       --------        ------          -------         --------

Held to maturity
        Municipal securities             28,144         1,623                -           29,767
        Certificates of deposit           4,750             -                -            4,750
                                       --------        ------          -------         --------
                                         32,894         1,623                -           34,517
                                       --------        ------          -------         --------
               Total Securities        $144,639        $2,881          $  (296)        $147,224
                                       ========        ======          =======         ========

Contractual maturities of investment securities as of December 31, 1999 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

In Thousands
------------

                                  Available for Sale               Held to Maturity
                                -------------------------       -----------------------
                                Amortized          Fair         Amortized        Fair
                                   Cost            Value           Cost          Value
                                ---------        --------       --------        -------
Maturity
       Less than one year        $ 18,041        $ 18,023        $   155        $   157
       One to five years           22,339          22,033          7,009          7,153
       Five to ten years           63,717          59,176         19,842         20,071
       Over ten years               4,436           4,235          1,041          1,027
                                 --------        --------        -------        -------
                                 $108,533        $103,467        $28,047        $28,408
                                 ========        ========        =======        =======


Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 54% and 52% of the investments in corporate bonds at December 31, 1999 and 1998, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 22% and 25% of the investments in corporate bonds at December 31, 1999 and 1998, respectively, consisted of investments in companies doing business in the industrial sector.

Investment securities, with a book value of $67.5 million and $49.4 million with fair values of $63.7 million and $49.4 million in 1999 and 1998, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

NOTE FOUR - LOANS

The Bank originates commercial, real estate mortgage, construction and land development, and installment loans primarily in Snohomish, Skagit, Whatcom, King and Pierce Counties. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed and variable interest rates.

Major classifications of loans at December 31 are as follows:

In Thousands                                1999             1998
------------                            ----------         --------
        Commercial                      $  210,327         $200,471
        Real estate commercial             445,009          389,959
        Real estate construction           266,969          175,929
        Real estate mortgage               103,661          105,091
        Installment                         33,370           32,153
                                        ----------         --------
                                         1,059,336          903,603
        Less deferred loan fees             (6,122)          (5,461)
                                        ----------         --------
                                        $1,053,214         $898,142
                                        ==========         ========

Contractual maturities of loans as of December 31, 1999 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

In Thousands                      Within              1-5             After
                                  1 Year             Years           5 Years            Total
                                --------            --------         --------        ----------
Commercial                      $115,786            $ 81,834         $ 12,295        $  209,915
Real estate commercial            31,365             292,369          118,148           441,882
Real estate construction         194,111              68,643            2,338           265,092
Real estate mortgage              20,315              69,324           13,293           102,932
Installment                        8,423              13,506           11,464            33,393
                                --------            --------         --------        ----------
                                $370,000            $525,676         $157,538        $1,053,214
                                ========            ========         ========        ==========

Loans maturing after                                  1-5             After
   one year with:                                    Years           5 Years
                                                    --------         --------
Fixed rates                                         $463,534         $116,938
Variable rates                                        62,142           40,600
                                                    --------         --------
                                                    $525,676         $157,538
                                                    ========         ========


LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:


In Thousands                                                          1999             1998             1997
                                                                     -------          -------          -------
        Balance at beginning of year                                 $18,098          $15,824          $14,033
        Provision charged to operating expense                         2,050            1,800            2,095
        Deduct
               Loans charged-off                                        (867)          (1,283)          (1,798)
               Less recoveries                                           370            1,757            1,494
                                                                     -------          -------          -------
                                Net recoveries (charge-offs)            (497)             474             (304)
                                                                     -------          -------          -------
        Balance at year-end                                          $19,651          $18,098          $15,824
                                                                     =======          =======          =======


The Bank had loans amounting to $1.5 million at December 31, 1999, $972 thousand at December 31, 1998 and $4.4 million at December 31, 1997 that were specifically classified as impaired with an average balance of $2.5 million, $1.1 million and $4.2 million, respectively. The allowance for loan losses related to these loans was approximately $1.0 million in 1999, $46 thousand in 1998, and $1.1 million in 1997. Interest collected on these loans in cash and included in income amounted to $161 thousand in 1999, $41 thousand in 1998 and $384 thousand in 1997. If interest on these loans had been accrued, such income would have approximated $100 thousand in 1999, $42 thousand in 1998 and $289 thousand in 1997. At December 31, 1999 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

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

NOTE FIVE - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are comprised of the following:

In Thousands                                       1999            1998
------------                                    --------         -------
       Premises                                 $ 14,620         $12,679
       Furniture, fixtures and equipment           7,647           7,445
       Land                                        5,780           5,160
       Construction in progress                    1,020              98
                                                --------         -------
                                                  29,067          25,382
       Less accumulated depreciation             (10,777)         (9,735)
                                                --------         -------
                                                $ 18,290         $15,647
                                                ========         =======


Depreciation expense on premises and equipment totaled $1.3 million in 1999, $1.3 million in 1998, and $1.4 million in 1997.

NOTE SIX - INTEREST BEARING DEPOSITS

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands                                      1999            1998
------------                                    --------        --------
       Money market and NOW accounts            $138,884        $137,000
       Savings                                   194,739         184,226
       Time deposits, $100,000 and over          200,529         164,829
       Other time deposits                       287,063         292,606
                                                --------        --------
                                                $821,215        $778,661
                                                ========        ========

The total remaining maturity schedule for time deposits is as follows:


In Thousands
------------

December 31,                    2000        $419,441
                                2001          32,412
                                2002           8,945
                                2003          13,449
                                2004          12,197
                          Thereafter           1,148
                                            --------
                                            $487,592
                                            ========

NOTE SEVEN - CREDIT ARRANGEMENTS

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets. At December 31, 1999, committed lines of credit agreements totaling approximately $29 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates. There were borrowings of $1.5 million outstanding at December 31, 1999 and no borrowings outstanding or compensating balance requirements under these credit arrangements at December 31, 1998.

In addition, at December 31, 1999 the Bank has a committed line of credit up to $450 thousand from the Federal Reserve Bank (FRB). Borrowings generally provide for interest at rates as published by the FRB and are secured by U.S. Treasury and Agency securities. There were no borrowings outstanding at December 31, 1999 and 1998.

NOTE EIGHT - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

At December 31, FHLB advances were expected to mature as follows:

                                       1999                              1998
                            --------------------------        ---------------------------
                                            Interest                           Interest
In Thousands                 Amount          Rates             Amount            Rates
------------                -------       ------------        --------       ------------
Within one year             $75,000        4.62%-5.45%         $40,000        4.13%-5.52%
Two to three years           10,019        4.84%-7.08%           5,028        5.80%-7.08%
Four to nine years           10,080        5.52%-7.32%              90           7.32%
Ten to fifteen years             90           5.67%              5,096        5.58%-5.67%
                            -------                            -------
                            $95,189                            $50,214
                            =======                            =======


Advances from FHLB are collateralized by qualifying first mortgage loans and government agency securities as required by the Agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:

In Thousands                                           1999            1998
------------                                          -------         -------
       Maximum outstanding at any month-end           $95,189         $50,214
       Average outstanding                             71,934          35,274
       Weighted average interest rates:
                               Annual                    5.27%           5.51%
                               End of year               5.32%           5.24%


NOTE NINE - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase. The securities underlying the agreements were held by a safekeeping agent under control by the Bank.

Securities sold under agreement to repurchase were $21.9 million in 1999 and $26.3 million in 1998. The average daily balance of outstanding agreements during the period was $26 million in 1999 and $18 million 1998, with maximum outstanding agreements at any month-end of $29.1 million and $26.3 million, respectively.

NOTE TEN - INCOME TAX

The components of the provision for income tax are as follows:

In Thousands                                                  1999           1998            1997
------------                                                -------         -------         ------
       Current                                              $12,601         $11,591         $9,813
       Deferred                                                 204            (742)          (727)
                                                            -------         -------         ------
                                                            $12,805         $10,849         $9,086
                                                            =======         =======         ======


 The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:

In Thousands                                                   1999            1998
------------                                                 -------         -------
       Deferred tax assets
               Allowance for possible loan losses,
                       in excess of tax reserves             $ 6,920         $ 6,334
               Other deferred tax assets                         955           1,195
                                                             -------         -------
                       Total deferred tax assets               7,875           7,529
                                                             -------         -------

       Deferred tax liabilities
               Other deferred tax liabilities                 (2,038)         (1,488)
                                                             -------         -------
                       Total deferred tax liabilities         (2,038)         (1,488)
                                                             -------         -------
                       Net deferred tax assets               $ 5,837         $ 6,041
                                                             =======         =======


The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

                                       1999                          1998                        1997
                               ------------------            ------------------          ------------------
In Thousands                    Amount       Rate             Amount       Rate           Amount       Rate
------------                   -------       ----            -------       ----          -------       ----
Income tax provision
        at statutory rate      $13,463        35%            $11,374       35%           $9,688         35%

Effect of nontaxable
        interest income           (678)       -2%               (486)      -2%             (613)        -2%

Other                               20         -                 (39)       -                11          -
                               -------        --             -------       --            ------         --
                               $12,805        33%            $10,849       34%           $9,086         33%
                               =======        ==             =======       ==            ======         ==

NOTE ELEVEN - SHAREOWNERS' EQUITY AND REGULATORY MATTERS

In addition to 100 million shares of common stock authorized, the Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock.

In January 2000, the Board of Directors declared a $.09 per share cash dividend to shareowners of records as of January 28, 2000, and payable on February 11, 2000.

The Board also announced adoption of a stock repurchase program authorizing the repurchase of up to 5% of its outstanding stock over the next two years. Under the repurchase program, the Corporation will purchase shares from time to time in the open market depending on market price and other considerations. Most of the shares will be retired, however, some will be used to meet obligations under the Corporation's key employee stock option plan, and other purposes permitted by accounting rules.

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines in the regulatory framework for prompt corrective action, the Corporation must meet specific capital adequacy guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to average assets is referred to as the Tier I ratio. Management believes, as of December 31, 1999 and 1998 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

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

In Thousands                                                          To Be Well
------------                                                       Capitalized Under
                                                                   Prompt Corrective               For Capital
                                             Actual                Action Provisions             Adequacy Purposes
                                      ---------------------      ---------------------        ----------------------
1999                                  Amount          Ratio      Amount          Ratio        Amount           Ratio
----                                 --------        ------      --------        ------      --------         ------
        Total Capital (to risk
               weighted assets)
               Consolidated          $163,114        14.95%      $109,138        10.00%      $ 87,311         8.00%
               Frontier Bank          154,006        14.29%       107,769        10.00%        86,215         8.00%

        Tier I Capital (to risk
               weighted assets)
               Consolidated           149,398        13.69%        65,483         6.00%        43,655         4.00%
               Frontier Bank          140,458        13.03%        64,662         6.00%        43,108         4.00%

        Tier I Capital (to
               average assets)
               Consolidated           149,398        11.87%        62,954         5.00%        50,363         4.00%
               Frontier Bank          140,458        11.43%        61,459         5.00%        49,167         4.00%

1998
----
        Total Capital (to risk
               weighted assets)
               Consolidated          $139,469        14.42%      $ 96,695        10.00%      $ 77,356         8.00%
               Frontier Bank          134,168        13.92%        96,635        10.00%        38,678         8.00%

        Tier I Capital (to risk
               weighted assets)
               Consolidated           127,227        13.16%        58,017         6.00%        38,678         4.00%
               Frontier Bank          122,065        12.67%        57,811         6.00%        38,541         4.00%

        Tier I Capital (to
               average assets)
               Consolidated           127,227        12.11%        52,423         5.00%        41,938         4.00%
               Frontier Bank          122,065        11.64%        52,504         5.00%        42,003         4.00%


Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock and surplus (approximately $4.2 million and $4.2 million at December 31, 1999 and 1998, respectively).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $8.8 million in 1999 and $10.7 million in 1998.

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

Options are granted at the then fair market value and vest immediately. Options expire ten years from the date of grant, and are subject to certain restrictions and limitations.

Proforma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The proforma information recognizes, as compensation, the estimated present value of stock options granted using an option valuation model known as the Black-Scholes model. Proforma earnings per share amounts reflect an adjustment as if the present value of the options were recognized as compensation for the period.

For the most part, variables and assumptions are used in the model. For the periods 1999, 1998 and 1997 the risk-free interest rate is 6.47%, 4.70% and 5.67%; the dividend yield rate is 1.09%, .09% and not meaningful; the price volatility is 63.67%, 54.73% and 15.59%; and the weighted average expected life of the options has been measured at 6 years, 7 years and 7 years, respectively.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown below:

                   In Thousands, except for per share amounts
                   ------------------------------------------

Proforma disclosures                        1999              1998              1997
                                          -------           -------           -------
  Net income as reported                  $25,660           $21,649           $18,594
  Additional compensation for
      fair value of stock options             260               378               465
                                          -------           -------           -------
Proforma net income                       $25,400           $21,271           $18,129
                                          =======           =======           =======
Earnings per share
  Basic
     As reported                          $  1.46           $  1.25           $  1.08
                                          =======           =======           =======
     Proforma                             $  1.45           $  1.23           $  1.05
                                          =======           =======           =======
  Diluted
     As reported                          $  1.46           $  1.23           $  1.07
                                          =======           =======           =======
     Proforma                             $  1.44           $  1.21           $  1.05
                                          =======           =======           =======

Stock option transactions were:

                                                                   Weighted
                                  Shares of Common Stock          Average of
                                ---------------------------    Exercisable Price
                                Available for        Under        of Shares
                                Option/Award         Plan         Under Plan
                                ------------        -------    -----------------
Balance, December 31, 1996          63,646          197,418         $12.92
       Authorized                        -                -              -
       Granted                     (18,748)          18,748          28.55
       7% stock dividend            (3,767)          10,093              -
       Exercised                         -          (40,548)          6.66
       Forfeited                       174             (174)           N/M
                                   -------          -------         ------
Balance, December 31, 1997          41,305          185,537          16.38
       Authorized                  434,950                -
       Granted                     (13,836)          13,836          46.00
       7% stock dividend                 4            5,323
       Exercised                         -          (36,765)          9.70
       Forfeited                       254             (254)           N/M
                                   -------          -------         ------
Balance, December 31, 1998         462,677          167,677          17.00
       Authorized                        -                -              -
       Granted                     (30,165)          30,165          22.00
       2-for-1 stock split         356,213          106,856
       Exercised                         -          (89,827)          8.40
       Forfeited                       426             (426)           N/M
                                   -------          -------         ------
Balance, December 31, 1999         789,151          214,445         $13.22
                                   =======          =======         ======


The following table summarizes information concerning currently outstanding and exercisable options:

                                            Options Outstanding
                                        ----------------------------           Options Exercisable
                                         Weighted                           ----------------------------
                                          Average           Weighted                           Weighted
Range of                                 Remaining           Average                            Average
Exercise             Number             Contractual         Exercise           Number           Exercise
 Prices            Outstanding              Life              Price         Exercisable         Price
--------           -----------          -----------         --------        -----------         --------
$ 1-10               79,310                 2.12             $6 .01            79,310            $ 6.01
 10-20               78,951                 4.50             13 .89            78,951             13.89
 20-30               56,184                 6.02             22 .46            56,184             22.46

NOTE THIRTEEN - EARNINGS PER SHARE

The numerators and denominators of basic and fully diluted earnings per share are as follows:

In Thousands, except for per share amounts
                                                    1999               1998               1997
                                                -----------        -----------        -----------
Net income (numerator)                          $    25,660        $    21,649        $    18,594
                                                ===========        ===========        ===========
Shares used in the calculation
     (denominator)
     Weighted average shares outstanding         17,527,991         17,356,066         17,267,526
     Effect of dilutive stock options                77,525            215,110            113,704
     Diluted shares                              17,605,516         17,571,176         17,381,230
                                                -----------        -----------        -----------
Basic Earnings per share                        $      1.46        $      1.25        $      1.08
                                                ===========        ===========        ===========
Diluted Earnings per share                      $      1.46        $      1.23        $      1.07
                                                ===========        ===========        ===========


NOTE FOURTEEN - RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 1999, 1998 and 1997 as follows and were within regulatory limitations:

In Thousands                                  1999            1998            1997

        Balance at beginning of year        $22,119         $21,960         $ 7,028
        New loans or advances                17,310           8,630          22,219
        Repayments                           (9,824)         (8,471)         (7,287)
                                            -------         -------         -------
        Balance at end of year              $29,605         $22,119         $21,960
                                            =======         =======         =======


NOTE FIFTEEN - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases various branch offices under agreements which expire between 1999 and 2014. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitment through 2004 and thereafter is as follows:

In Thousands

Year ending December 31,2000               $  492
                        2001                  421
                        2002                  396
                        2003                  356
                        2004                  312
                        Thereafter          3,588
                                           ------
                                           $5,565
                                           ======

Rental expense charged to operations was $525 thousand in 1999, $452 thousand in 1998 and $453 thousand in 1997.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 1999 or 1998.

A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 1999 follows:

Commitments to extend credit               $209,219
Credit card arrangements                     14,877
Commercial letters of credit                    396
Standby letters of credit                     1,777


NOTE SIXTEEN - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

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

(e) FHLB ADVANCES AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE - Fair value is determined by discounting future cash flows using rates currently available to the Bank for debt with similar terms and remaining maturities.

(f) OFF-BALANCE SHEET FINANCIAL INSTRUMENTS - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments (see Note 15). The fair value of these commitments is not material since they are for a short period of time and subject to customary credit terms.

In Thousands                                               1999                                  1998
                                                ----------------------------        ------------------------
                                                 Carrying           Fair            Carrying         Fair
Assets                                             Value            Value             Value          Value
------                                          ----------        ----------        --------        --------
        Cash and due from banks                 $   44,858        $   44,858        $ 44,233        $ 44,233
        Investment securities
               Available for sale                  103,467           103,467         112,707         112,707
               Held to maturity                     28,047            28,408          32,894          34,517
        Federal funds sold                               -                 -          45,712          45,712
        Net loans                                1,033,563         1,031,374         880,044         898,441

Liabilities
-----------
        Noninterest bearing deposits               145,565           145,565         147,981         147,981
        Interest bearing deposits                  821,215           820,032         778,661         782,017
        Federal funds purchased
               and securities sold under
               agreements to repurchase             28,552            28,552          31,858          31,858
        FHLB Advances                               95,189            93,818          50,214          49,641

NOTE SEVENTEEN - PARENT COMPANY (ONLY) FINANCIAL INFORMATION

Condensed balance sheets at December 31:


In Thousands                                                                     1999              1998
------------                                                                  ---------         ---------
ASSETS
       Cash                                                                   $      50         $     121
       Investment in subsidiaries:
                               Bank                                             137,193           123,714
                               Nonbank                                            3,956             2,499
       Investment securities
                               Available for sale, at fair market                 4,035             1,929
                               Held to maturity (Fair value 1999: $500)      $     500
       Other assets                                                               1,861             1,177
                                                                              ---------         ---------
                                                                              $ 147,595         $ 129,440
                                                                              =========         =========
LIABILITIES
       Other liabilities                                                      $     226         $     191
                                                                              ---------         ---------
SHAREOWNERS' EQUITY
       Common stock                                                              91,302            90,547
       Retained earnings                                                         59,360            38,076
       Accumulated comprehensive income (loss), net of tax                       (3,293)              626
                                                                              ---------         ---------
       Total Shareowners' equity                                                147,369           129,249
                                                                              ---------         ---------
                                                                              $ 147,595         $ 129,440
                                                                              =========         =========


Condensed statements of income for the years ended December 31:


In Thousands                                                                 1999           1998           1997
------------                                                               -------        -------        -------
              Income
                     Dividend from Bank                                    $ 6,479        $ 2,173        $   765
                     Other dividends                                            50             21             19
                     Interest                                                   75              3              5
                                                                           -------        -------        -------
                               Total income                                  6,604          2,197            789
                                                                           -------        -------        -------
              Expenses
                     Interest                                                    5              1             42
                     Personnel                                                 268            241            268
                     Depreciation and amortization                             329             64             77
                     Other                                                     391          1,031            269
                                                                           -------        -------        -------
                               Total expenses                                  993          1,337            656
                                                                           -------        -------        -------
              Income before equity in undistributed income
                     of subsidiaries and benefit equivalent to
                     income taxes                                            5,611            860            133
              Benefit equivalent to income taxes                               289            438            194
                                                                           -------        -------        -------
              Income before equity in undistributed income
                     of subsidiaries                                         5,900          1,298            327

              Equity in undistributed
                     income of subsidiaries                                 19,760         20,351         18,267
                                                                           -------        -------        -------
                               Net income                                  $25,660        $21,649        $18,594
                                                                           =======        =======        =======

Condensed statements of cash flows for the years ended December 31:

In Thousands                                                                     1999             1998             1997
------------                                                                   --------         --------         --------
Cash flows from operating activities
              Net income                                                       $ 25,660         $ 21,649         $ 18,594
              Adjustments to reconcile net income to net cash
                               provided by operating activities
                      Equity in undistributed income of subsidiaries            (26,239)         (22,524)         (19,032)
                      Depreciation and amortization                                 329               64               77
                      Other operating activities                                    148             (618)             (99)
                                                                               --------         --------         --------
                               Net cash flows from operating activities            (102)          (1,429)            (460)
                                                                               --------         --------         --------
Cash flows from investing activities
              Dividends received from bank                                        7,530            2,173              765
              Cash dividends paid to shareowners                                 (4,376)               -                -
              Purchase of available for sale securities                          (2,328)            (779)
              Purchases of held to maturity securities                             (500)               -                -
              Other investment activities                                        (1,054)               -                -
                                                                               --------         --------         --------
                               Net cash flows from investing activities            (728)           1,394              765
                                                                               --------         --------         --------
Cash flows from financing activities
              Sales of common stock                                                 755              384              390
              Principal payments of long-term debt                                    -             (283)            (294)
              Other financing activities                                              4             (299)            (274)
                                                                               --------         --------         --------
                               Net cash flows from financing activities             759             (198)            (178)
                                                                               --------         --------         --------
Increase (decrease) in cash                                                         (71)            (233)             127
Cash at beginning of year                                                           121              354              227
Cash at end of year                                                            --------         --------         --------
                                                                               $     50         $    121         $    354
                                                                               ========         ========         ========


NOTE EIGHTEEN - NEW ACCOUNTING PRONOUNCEMENTS

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 137 entitled Accounting for Derivative Instruments and Hedging Activities -Deferral of the Effective Date of SFAS Statement No. 133. The statement amends SFAS No. 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management does not believe the adoption of this statement will have a material effect on its financial condition or results of operation.

NOTE NINETEEN - UNAUDITED QUARTERLY FINANCIAL DATA - CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                                 1999 Quarter Ended
In Thousands                                                         (Unaudited)
------------                             -------------------------------------------------------------
                                         December 31      September 30        June 30         March 31
                                         -----------      ------------       --------         --------
Interest income                            $ 27,632         $ 26,568         $ 25,182         $ 24,307
Interest expense                             10,946           10,304            9,814            9,673
                                           --------         --------         --------         --------
  Net interest income                        16,686           16,264           15,368           14,634
Provision for loan losses                      (450)          (1,100)            (200)            (300)
                                           --------         --------         --------         --------
Net interest income after provision
    for loan losses                          16,236           15,164           15,168           14,334
Non interest income                           1,267            2,023            1,350            1,244
Non interest expense                          8,128            7,013            6,878            6,302
                                           --------         --------         --------         --------
Income before income tax                      9,375           10,174            9,640            9,276
Provision for federal income tax             (2,860)          (3,397)          (3,266)          (3,282)
                                           --------         --------         --------         --------
Net Income                                 $  6,515         $  6,777         $  6,374         $  5,994
                                           ========         ========         ========         ========
Basic earnings per common share            $   0.37         $   0.39         $   0.36         $   0.34
Diluted earnings per common share          $   0.37         $   0.38         $   0.36         $   0.34
Average basic shares outstanding             17,528           17,525           17,520           17,512
Average diluted shares outstanding           17,606           17,609           17,619           17,622

                                                                 1998 Quarter Ended
In Thousands                                                         (Unaudited)
------------                             -------------------------------------------------------------
                                         December 31      September 30        June 30         March 31
                                         -----------      ------------       --------         --------
Interest income                            $ 24,874         $ 23,809         $ 22,766         $ 22,113
Interest expense                              9,920            9,672            9,207            9,091
                                           --------         --------         --------         --------
  Net interest income                        14,954           14,137           13,559           13,022
Provision for loan losses                      (875)            (425)            (175)            (325)
                                           --------         --------         --------         --------
Net interest income after provision
    for loan losses                          14,079           13,712           13,384           12,697
Non interest income                           1,604            1,209            1,365            1,150
Non interest expense                          7,611            6,278            6,833            5,980
                                           --------         --------         --------         --------
Income before income tax                      8,072            8,643            7,916            7,867
Provision for federal income tax             (2,375)          (3,109)          (2,579)          (2,786)
                                           --------         --------         --------         --------
Net Income                                 $  5,697         $  5,534         $  5,337         $  5,081
                                           ========         ========         ========         ========
Basic earnings per common share            $   0.33         $   0.32         $   0.31         $   0.29
Diluted earnings per common share          $   0.32         $   0.31         $   0.30         $   0.29
Average basic shares outstanding             17,356           17,350           17,344           17,335
Average diluted shares outstanding           17,571           17,598           17,576           17,550

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION
--------------------------------------------------------------------------------

OVERVIEW OF REPORTED RESULTS

The Corporation completed the most profitable year ever, and the twenty-first consecutive year of increased net income. Net income for 1999 was $25.7 million, up $4.0 million or 18.5%. Net income for 1998 was $21.6 million, up $3.1 million or 16.4%, and net income in 1997 was $18.6 million, up 16.1% from 1996. Highlights of 1999 include a 13.1% growth in net interest income, excellent expense control, outstanding asset quality, and a strong allowance for credit losses. Capital increased 14.0% and diluted earnings per share increased from $1.23 to $1.46. Earnings per share have been adjusted to reflect the two-for-one stock split in March 1999.

Return on average assets (ROA) was 2.15% in 1999; 2.06% in 1998; and 2.03% for 1997. Return on average equity (ROE) for 1999 was 18.43%; 1998 was 18.27%; and 1997 was 18.84%.

ECONOMIC CONDITIONS

The Bank's lending and other activities are concentrated in Snohomish County, Washington. Snohomish County is located north of Seattle and is the state's third largest county with an estimated population of 583,000. Everett, the largest city in Snohomish County, is located approximately 30 miles north of Seattle, and is home to the Corporation and the Boeing 747/777 plant. The Corporation has diversified its geographic concentration over the years and now has a market area which encompasses Skagit County, the contiguous county to the north, and Whatcom County, which borders Canada, and is the contiguous county to the north of Skagit County. The largest city in Skagit County is Mount Vernon, and the largest city in Whatcom County is Bellingham. To the south of Snohomish County, The Corporation has offices in King County and, in 1998 expanded further south to Pierce County, which is the contiguous county south of King County. The largest city in King County is Seattle, and the largest city in Pierce County is Tacoma. All of these major cities are located on Interstate 5.

NATIONAL ECONOMIC CONDITIONS

The national economy continues to shift from manufacturing to services. The results of re-engineering, downsizing, and new management programs are keeping labor costs low and productivity growing. The economy has absorbed a swing from a large budget deficit to a surplus with little adverse impact. While this has occurred the national economy has exhibited some inflationary or wage pressures as evidenced by the three increases in interest rates by the Federal Reserve Board (FRB) in 1999, and one already in 2000.

Continued national real growth in the 2.5% to 3.5% range during the next 18 months will be good for the local area. Strength in the high technology, health care, and telecommunication sectors will boost the local economy and keep demand for Pacific Northwest output growing. Even the recent findings in the Microsoft monopoly case should not have any significant adverse impacts in the immediate future.

Fiscal policy will be neutral at best for the Puget Sound Region. The national mood does not favor expanded federal government spending. Entitlement program expenditures should remain relatively constant in real terms. While some expansionary effects could be generated by a surplus-induced tax cut, only some small tax reductions and code changes are expected.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

Monetary policy is expected to remain mildly accommodating. The FRB will continue watching for signs of inflation. While the FRB has recently moved interest rates upward, it will take time for the increase to filter through the economy before it is known if another increase is necessary.

STATE AND REGIONAL CONDITIONS

Boeing and Microsoft will have an effect on the region. Currently it is reported that Airbus Industrie is outselling the Boeing Company throughout 1999 by a ratio of two-to-one, making it the first year ever that this ratio is tilted towards Airbus. However, company-wide, Wall Street is pleased with Boeing's recent financial performance. Analysts support Boeing's decision to not pursue unprofitable sales deals and focus on addressing costs. Resultantly, Boeing stock rose 30% from the 1999 low. It is widely believed by the analysts that once the company has regained cost controls, then Boeing will again take back the market share with reduced prices and higher quality. It is reported that Boeing has laid off more than 20,000 in 1999 in an effort to cut costs. Worldwide demand for commercial aircraft is estimated to remain strong for several years. Analysts project the annual growth rate for commercial aircraft at around 7%. Because future growth is estimated to come from new customers (developing nations), it will be important for Boeing to gain a strong percentage of early orders. Boeing currently has an estimated worldwide market share of 80%.

In the year 2000 the Puget Sound area will continue to slow in job growth as the Boeing layoffs continue into the summer months. By the end of the year, another 8,000 to 10,000 jobs will be cut from Boeing in the region. The area can expect the unemployment rate to reach into the "fours" for the first time since February of 1997. Snohomish County may not fare quite as well. With most of the Boeing labor reductions happening at the Everett facility, Snohomish County's job growth rate will be in the negative numbers.

The ruling that Microsoft is a monopoly could also have a regional impact. While a break-up of the company may be ordered, the decision will be appealed and may take several years to resolve. During this time, Microsoft will probably continue business as usual adding about 2,000 jobs per year. The only immediate concern is the possible dampening effect of a collapse in the stock price, since most of the stock is held by Puget Sound residents.

High technology/software technology is becoming more important in the Puget Sound area. According to the Puget Sound Business Journal, software has surpassed aerospace as the largest source of personal income in the Puget Sound region. In 1998, 23,500 software workers received $6.77 billion in compensation (most of this valuation is due to software stock options), while the 110,000 aerospace workers received $5.98 billion.

Increased construction of multifamily units has occurred throughout the Puget Sound region. In fact, the rental and vacancy research firm of Dupree & Scott believe that 1999/2000 will be the biggest construction year since 1990. Their latest forecast indicates 6,400 multifamily units will open in the Puget Sound region throughout this time period. That compares to a reported 3,363 units opened in 1998. However, it should be noted that while the economy begins to slow down the firm believes that about half of the new units scheduled to open this year will be needed. This potential oversupply of units will most likely keep vacancies on the rise and put a downward pressure on rent price increases.

The Corporation is cautiously optimistic regarding the regional economy and the level of future business opportunities for the Corporation.

The economic facts noted above came from the following sources: Pierce and Snohomish County Economic Development Councils and the Puget Sound Business Journal.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


FINANCIAL REVIEW/BALANCE SHEET

The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, along with business and competitive factors.

Based on the balances at year-end 1999, assets increased $97.7 million, or 8.5%; increased $174.8 million or 18.0% in 1998; and increased $98.1 million, or 11.2% in 1997. Average earning assets and their percentage of total average assets (see page 40), were $1.1 billion in 1999, or 95.0%, $994.7 million or 94.9% in 1998; and 95.1%, or $870.7 million in 1997. Local economic conditions, the merger with Valley Bancorporation in 1998, and a strong business development plan were the largest factors contributing to the growth in earning assets from 1997 through 1999.

Total loans increased $155.1 million, or 17.3% in 1999; $161.2 million, or 21.9% in 1998; and $79.3 million or 12.1% in 1997. See page 30 for detailed discussion of loans. Investment securities declined $14.1 million last year, or 9.7% from the previous year. In 1998 the investment portfolio increased $29.6 million or 25.5%, reversing the trend over the last five years. This was due mainly to management taking advantage of the medium-term, short-call yields available in 1998. Most of the securities purchased during this time had three to six month call dates with yields to the call in excess of 6.00%. In 1997, the investment portfolio decreased $16.1 million, or 12.2%. The reason for the decline in 1997 was to shift funds from maturing investments into the loan portfolio. In 1999 federal funds sold ran off due to loan growth. In 1998 federal funds sold decreased $26.2 million or 36.4% due to the substantial increase in the loan portfolio for the year, and increase in the investment portfolio activity. In 1997, federal funds sold had increased $38.8 million or 117.2% due to the unattractive intermediate to long-term rates on investments, and less than expected loan demand. However, 1997 was a year of an exceptional number of early calls for redemption of investments which contributed substantially to the increase in federal funds sold for that period. The reason for the change in the size of the portfolio over the last three years is due to asset/liability management of funding sources necessary when loan growth fluctuates. If loan growth exceeds funding from the liability side of the balance sheet, it becomes necessary to allow investments to run-off so the funds can be used for loan growth. It is expected that these types of fluctuations in the size of the portfolio will continue in the future.

The primary source of funds for earning assets are deposits and borrowings. In 1999 total deposits were up $40.1 million or 4.3%. Total deposits were up $116.3 million, or 14.4% in 1998; and $78.0 million, or 10.6% in 1997. At periods ended December 31, 1999, Money Market and NOW accounts were up $1.9 million, or 1.4% in 1999; up $17.2 million, or 14.4% in 1998; and up $24.8 million, or 26.1% in
1997. Savings deposits were up $10.5 million, or 5.7% in 1999; up $18.6 million, or 11.2% in 1998; and up $8.1 million, or 5.1% in 1997. The category which had the largest deposit increase for 1999 and 1998 was time deposits, which increased $30.2 million in 1999 or 6.6%; increased $52.3 million, or 12.9% in 1998; and increased $19.5 million or 5.1% in 1997. A slowing of the growth in deposits in 1999 and 1997, (as compared to the growth of loans) was planned by management, due to the growth of the loan portfolio.

Borrowings from the FHLB increased $45.0 million in 1999, or 89.6%. In 1998 borrowings increased $20.2 million, or 67.4% and in 1997 decreased $5.3 million, or 14.9%. Over the last two years the Corporation has become more dependent on FHLB borrowings to fund asset growth. This is for two reasons. First, FHLB borrowings are, most of the time, less costly than cd's. Second, the Corporation can take on a specific size of borrowing and with a specific maturity date. This helps make asset/liability management easier. For the immediate future, the Corporation will continue to rely on this type of funding.

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

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. References to net interest income and net interest margin, in this discussion, represent taxable equivalent amounts using a tax rate of 35%, and applies to loans and investments only.

The asset yields and cost of funds for the Corporation during the last three years reflect the level of interest rates as set by the Federal Reserve Board, but more so the competitive nature of the financial services industry. For the year 1999, the average yield on earning assets declined 27 basis points and the average cost of interest bearing liabilities decreased 28 basis points. For the year 1998, the average yield on earning assets decreased 18 basis points, and the average cost of interest bearing liabilities decreased 10 basis points, for a net decrease in the spread of minus 8 basis points. For the year 1997, the average yield on earning assets increased 8 basis points and the average cost of interest bearing liabilities decreased 10 basis points, for a net increase in the spread of 18 basis points. In 1999, the decrease in spread was anticipated due to the rising cost of funds, and competition factors. Loans took the largest drop in yield from 10.17% in 1998 to 9.66% in 1999. On the liability side of the balance sheet, time deposits declined in cost to 5.37% from 5.72%, or 35 basis points. Three prime rate increases of 25 basis points each helped to maintain the net interest margin during 1999. In 1998, management expected a decrease in the spread due to the prime rate decreases during the year and increased rate competition from regulated and non-regulated lenders. The major decrease in earning assets came from the loan portfolio which declined from a yield of 10.37% in 1997 to a 10.17% yield in 1998. On the deposit side, time deposits led the way decreasing from a 5.80% yield in 1997, to a 5.72% yield in 1998. In 1997, increased yield on assets was due to an increase in the yield of the investment portfolio of 10 basis points, increasing from 7.17% in 1996 to 7.27% in 1997. Additionally, the yield on federal funds sold increased from 5.38% to 5.48%, and the yield on total loans remained the same at 10.37%. The decrease in the cost of funds was due to a decrease in interest bearing deposits of 10 basis points, decreasing from 4.99% to 4.89% (refer to page 40 for further detail.) The net yield on interest earning assets (net interest margin) was 5.65% in 1999, 5.69% in 1998, and 5.73% in 1997. (See "Liquidity and Interest Sensitivity" in this section.) As noted on page 41 of this report, it was the growth, or volume, which contributed to the increased net interest earnings of the Corporation for all three years. The following is a more detailed discussion of the factors comprising net interest income.

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

Table 1 indicates that net interest income totaled $64.1 million in 1999, an increase of $7.6 million or 13.4%; totaled $56.5 million in 1998, an increase of $6.6 million, or 13.3% and totaled $49.9 million in 1997, an increase of $7.0 million, or 16.3% over 1996. Table 2 indicates that of the $7.6 million increase in net interest income in 1999, there was an increase in interest income of $10.4 million and an increase in interest expense of $2.8 million, which leaves a net increase in net interest income of $7.6 million. In 1998 there was an increase in interest income of $10.2 million and an increase in interest expense of $3.5 million, which leaves a net increase in net interest income of $6.7 million. In 1997 there was an increase of $9.3 million in interest income, and an increase in interest expense of $2.3 million, which leaves a net increase in interest income of $7.0 million.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


LOAN PORTFOLIO

Average loans grew by $163.4 million or 20.1% in 1999; by $108.6 million, or 15.4% in 1998; and by $95.1 million, or 15.6% in 1997. In 1999, average real estate construction loans had the largest dollar increase of $80.5 million, or an increase of 53.2%, followed by real estate commercial loans which increased $76.6 million or 22.9%. In 1998, average real estate commercial had the largest dollar growth by increasing $51.3 million, or 18.1%. This is followed by commercial loans increasing $41.5 million, or 27.9%. In 1997, average real estate commercial loans again had the largest dollar growth by increasing $56.6 million, or 25%. Real estate construction loans, had the second largest dollar and percent growth increase of $24.3 million, or 21.4%.

The average yield on loans declined in 1999 to 9.66% from 10.17%. During this period the Corporation increased its prime rate three times from 7.75% to 8.50%. Approximately 30% of the loan portfolio repriced during this period which helped to maintain a net interest margin in the 5.60% to 5.70% range. The average yield on loans in 1998 slipped to 10.17% from 10.37% in 1997. During 1998, the Corporation decreased its base lending rate three times from 8.50% at the beginning of the year to 7.75% at year-end. Variable rate loans make up approximately 30% of the Corporation's loan portfolio. While one-third of the loan portfolio will adjust immediately to a move in the prime rate, it takes several months to adjust the deposit side of the balance sheet, which may never fully adjust to rate decreases due to competitive factors. Along with base rate decreases, 1998 was a year which saw intensified rate competition from regulated and non-regulated lenders. At times, the Corporation did not step up to meet the competition due to safety and soundness reasons, and lost business. Nonetheless, the Corporation had a record year of loan growth. In 1997, the yield on total loans dropped 1 basis point to 10.37%, from a 1996 average of 10.38%. Although the Corporation raised the prime rate in March of 1997, this was offset by competitive pressures on rates during the year. While it would be desirable to have more variable rate loans if general interest rates were to increase, it should be recognized that many of the fixed rate loans are real estate construction loans that have short (less than one year) maturities. For more information on repricing of assets and liabilities, please see the section "Interest Rate Risk" later in this report.

Interest and fee income from loans increased $11.4 million in 1999, or 13.8%; $9.5 million, or 13.1% in 1998; and $9.8 million, or 15.6% in 1997. The earnings on the $163.4 million increase in average balance of loans increased interest income $17.4 million and a decline in the average rates decreased interest income by $5.7 million. The earnings on the $108.6 million increase in the 1998 average balance of loans, resulted in increased income of $11.2 million, and a decline in rates decreased income $1.6 million. The earnings on the $95.1 million increase in the 1997 average balance of loans resulted in increased income of $9.9 million, and a decline in rates was insignificant.

The Bank has a VISA card department which began operations in 1993. At year-end 1999, the department had $17.9 million in credit lines and $3.0 million in outstanding balances. At year-end 1998, the department had $12.7 million in credit lines and $2.3 million in outstanding balances. At year-end 1997, the department had $7.2 million in credit lines and outstanding balances of $1.6 million. The Bank also provides debit cards to customers, and had nineteen ATM's at year-end 1999.

LOAN LOSS PROVISION

The provision for loan losses increased $250 thousand, or 13.9% in 1999; decreased $295 thousand in 1998, or 14.1%; and decreased $38 thousand, or 1.8% in 1997. The Corporation has had excellent loan quality over the last several years, and excellent recoveries as well.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The allowance for loan losses was 1.87% of the total loans in 1999; 2.01% of total loans in 1998; and 2.15% of total loans in 1997. This ratio changes when
1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 1999, 1998, and 1997, management considered the reserve to be adequate. Please refer to Note 4, page 13 of this report for details regarding changes in the level of the allowance and to the Corporation's Report on Form 10-K for year then ended 1999.

The allowance for loan losses as a percent of impaired loans was 864% in 1999; 769% in 1998, and 275% in 1997. Management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life of the portfolio. Accordingly, the ratio of the allowance for loan losses to impaired loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled. General conditions leading to management's decision to increase or decrease the allowance include concerns about the Northwest's economic environment, regional trends, and adverse effect of changes in government regulation and taxation.

INVESTMENTS

Total interest income from investments, including federal funds sold, decreased $1.2 million in 1999, or 11.2%; increased $686 thousand in 1998, or 6.6%; and decreased $459 thousand in 1997, or 4.2%. The decrease of $22.2 million in the average balance of investments decreased interest income by $832 thousand, and the drop in rates decreased income by $404 thousand. The increase of $15.5 million in the average balance of investments in 1998 decreased income by $772 thousand, and a decrease in yield decreased income by $193 thousand. In 1997 the decrease in average balances of $5.9 million, decreased interest income by $603 thousand, while an increase in rates increased interest income by $92 thousand.

There were no realized gains or losses in securities during the last three years.

INTEREST EXPENSE

Total interest and borrowing expense for 1999 increased $2.8 million, or 7.5%; increased $3.5 million, or 10.2% in 1998; and increased $2.3 million, or 7.2% in 1997. The increase of $109.6 million in the average balances of interest bearing liabilities increased interest expense by $5.5 million, and the decline in rates decreased interest expense by $2.6 million. The increase of $87.6 million in the average balances of interest bearing liabilities in 1998, increased interest expense $4.2 million, while a decrease in the cost of funds lowered interest expense by $712 thousand. In 1997, the increase of $60.0 million in the average balances of interest bearing liabilities, contributed $2.8 million to interest expense, while decreased interest rates reduced interest expense by $.5 million.

In 1999, the increase in the average balances of interest bearing core deposits increased interest expense by $3.0 million, while a decline in interest rates decreased interest expense by $2.4 million. Increases of $46.3 million in the average balances of borrowings increased interest expense by $2.5 million, while a decline in rates reduced interest expense by $258 thousand. In 1998, the increases in the average balances of interest bearing core deposits increased interest expense by $3.5 million, and decreased interest rates reduced interest expense by $663 thousand. Increases in the average balances of short-term and other borrowings increased interest expense $709 thousand, while dropping rates reduced interest expense by $49 thousand. In 1997, increases in the average balance of interest bearing core deposits (Money Market, NOW and savings accounts) increased interest expense by $2.4 million, and a decrease in rates reduced interest expense by $.5 million. Increases in the balances of short-term and other borrowings increased interest expense by $378 thousand, and a net reduction in the rates of two categories decreased interest expense by $5 thousand.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


OTHER NONINTEREST INCOME

Noninterest income totaled $5.9 million in 1999, up $556 thousand, or 10.4%; $5.3 million in 1998, up $1 million from 1997, or 22.1%; and totaled $4.4 million in 1997, up $203 thousand, or 4.9%. In 1999, service charges totaled $2.3 million, up from $2.0 million or 14.5%. In 1998, service charges increased $43 thousand, or 2.2%; and increased $110 thousand, or 5.6% in 1997. The number of accounts susceptible to service charges increased by 518 in 1999, or 2.5%; by 1,172, or 5.8% in 1998; and increased by 2,248, or 12.5% in 1997.

Other income increased $266 thousand, or 8.0% in 1999; increased $920 thousand in 1998, or 38.2%; and increased $93 thousand in 1997, or 4.0%. However, other income for 1999 and 1998 contain gains realized on the sale of other real estate owned of $732 thousand and $232 thousand, respectively. If those amounts are extracted, core other income earnings were $2.9 million and $3.1 million, respectively or a decrease in 1999 of $234 thousand or 7.6%. The major reasons for this decline in 1999 was a decrease in real estate broker loan fees of $205 thousand, or 47.7% and a decrease in real estate servicing fees of $130 thousand or 37.6%. Areas where increases occurred were the Trust Department which posted a 1999 gain in net income of $103 thousand over 1998, or 10.5% and insurance and financial service fees which increased to $365 thousand from $304 thousand in 1998, or a 20.1% increase. Due to the increase in interest rates over the past year, and the potential for higher rates in 2000, management does not expect that broker loan fees and loan servicing fees will increase in the near future. The increase in 1998 was due to several factors. Trust department net income was up $144 thousand, or 17.2%; insurance and financial services income was up $38 thousand, or 10.1%; broker loan fees were up $113 thousand, or 35.6%; and loan servicing fee income was up $227 thousand. Gain on other real estate owned sold in 1998 was $232 thousand. The increase in 1997 was also due to several factors, but the majority of the increase was due to an increase in insurance and financial service fees of $124 thousand, or 81.6%; and an increase in trust department net income of $122 thousand, or 17.0%. Partially offsetting these increases was a decline in gain on sale of other real estate owned to $195 thousand in 1997 from $346 thousand in 1996 or a 43.6% decline.

As previously stated, trust department income increased $103 thousand, or 10.5%; in 1999; $144 thousand, or 17.2% in 1998; and increased $122 thousand, or 17.0% in 1997. The market value of trust assets managed at year-end 1999 were $197.1 million, up $38.3 million or 24.0%; 1998 was $158.8 million, up $15.6 million, or 10.9%; was $143.2 million, up $23.7 million, or 19.8% in 1997.

OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $1.6 million in 1999, or 6.1% to $28.3 million; $3.2 million, or 13.4% to $26.7 million in 1998; and increased $3.3 million, or 16.2% to $23.5 million in 1997.

Salary and employee benefits increased $1.3 million in 1999, or 8.2%; $1.7 million, or 11.8% in 1998; and increased $1.8 million, or 14.7% in 1997. The increase in salaries, only, for 1999 was $594 thousand or 5.1%. This increase was due to increased staff of 8.0%. The increase in salaries for 1998 was $1.5 million, or 15.2%; and in 1997 was $1.3 million, up 14.9%. The increase in 1998 was due to an increase in staff of 5.6%, and the remaining increase was due to increases in bonuses and merit raises. The increase in 1997 was attributable to an increase in staff of 9.0%, and the remainder is attributable to merit raises.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


Employee benefits for 1999 increased $704 thousand or 16.6%. Employee benefits increased $140 thousand, or 3.4% in 1998; and increased $512 thousand, or 14.2% in 1997. The majority of the increase was due to increased profit sharing contributions and Christmas bonuses of $531 thousand, or 26.3% over 1998, and medical insurance premium increases of $106 thousand or 16.7%. The increase in 1998 was due to an increase in medical insurance premium of $66 thousand, and an increase in the vacation accrual of $47 thousand. In 1997, the increase was due to an increase in the profit sharing contributions of $195 thousand, or 10.6%. An increase of 6% is attributable to the increase in staff in 1997, and increased medical premiums of $102 thousand, or 21.8%.

Occupancy expense was up $350 thousand, or 10.6% in 1999; $54 thousand in 1998, or 1.7%; and up $515 thousand, or 18.8% in 1997. In 1999, 36% of occupancy expense was depreciation, which declined from $1.4 million in 1998 to $1.3 million, or 7.4%. The increase in occupancy expense was due to increase in janitorial, building maintenance and utilities of $197 thousand, software expense and maintenance agreements, which increased $214 thousand. In 1998, 44% of occupancy expense was depreciation, which increased $219 thousand, or 17.9%. The remaining expenses decreased $165 thousand. In 1997, 38% of occupancy expense was depreciation, which increased $174 thousand, or 16.6%. The remainder of the increase in 1997 was due to increased building, furniture and equipment expense of $341 thousand.

The remaining other expenses decreased $29 thousand in 1999 to $7.5 million. Adjustments for core expenses reduced expenses by $243 thousand in 1999 and $130 thousand in 1998. The decline in expenses in 1999 was primarily due to operating expenses pursuant to the merger with Valley Bancorporation in 1998. Legal fees were down $392 thousand or 79.2%; professional fees were down $180 thousand or 100%, and data processing services were down $198 thousand, or 68.3%. The only significant increase in other expenses in 1999 was marketing expenses which increased $175 thousand due mainly to promotion of the franchise. Other expense increased $1.2 million in 1998, or 23.9%. Most of the increase is comprised in four areas. Legal fees increased $395 thousand, or 395% in 1998. This was almost all due to the merger with Valley Bancorporation. Additionally, consulting fees of $180 thousand were due to the merger. Also, goodwill amortization increased $51 thousand and account services fees paid increased $84 thousand. Other expense increased $794 thousand, or 18.7% in 1997. Most of this increase was attributable to four areas. Marketing expenses increased $94 thousand, or 26.1%, due to product promotions; foreclosure expenses increased $227 thousand, much of which was due to prior period foreclosures.

Many banks and bank holding companies use a computation called the "efficiency ratio" to measure overhead costs. This ratio is then compared to others in the industry. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income, on a tax equivalent basis, and other noninterest income, minus amortization of intangibles, gains and losses on ORE and sale of assets, and other non-recurring gains or losses. The lower the number, the more efficient the organization. The Corporation's efficiency ratio for 1999 was 41%, 1998 was 43%, and 44% for 1997. The Corporation's ratio is considered excellent for the industry.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


LIQUIDITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Cash flows from operations contribute significantly. As indicated on page 6 of this report, net income for 1999 contributed $25.7 million to liquidity; net income for 1998 contributed $21.6 million to liquidity; and in 1997 contributed $18.6 million to liquidity. Borrowing represents an important and manageable source of liquidity based on the Corporation's ability to raise new funds and renew maturing liabilities in a variety of markets. Liquidity is also obtained by maintaining assets that are readily convertible to cash at minimal cost through maturities and sales.

Deposits generated through the Corporation's branch network is the most important source of liquidity. In 1999, core deposits (Money Market, NOW and Savings accounts) funded $10.0 million of the $157.5 million growth in loans. Contributing to that growth was cd's in the amount of $30.2 million and the primary contributor of a net $45.0 million in advances from the FHLB. Also contributing to the growth was the maturity of available for sale and held to maturity securities in the net amount of $54.8 million. In 1998, core deposits funded $64.0 million of the $159.8 million growth in loans. Contributing to that growth in loans were cd's which funded $52.3 million. Federal funds purchased and securities sold under agreements to repurchase also made a contribution to loan growth of $13.9 million, and FHLB advances contributed $20.2 million. Other funding for loan growth, and net investment purchases of $28.3 million, came from Federal funds sold and net profit. In 1997, core deposits funded $47.1 million of the $79.8 million growth in loans. Contributing to that growth in loans were cd's which funded $16.6 million. Federal funds sold also made a contribution to loan growth of $35.8 million. Some of the proceeds from maturing investments funded the growth in loans during the year.

Prior to 1999, the financing of investment activities was mainly through core deposit growth and cd's. In 1999, net FHLB advances were the primary funding source and it is expected that this trend will continue into 2000.

In addition to deposit acquisition and borrowings as a source of liquidity, maturing loans and investments with maturities of less than one year and overnight federal funds purchased are considered to be available for liquidity needs.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The charts below indicate the maturity schedule for earning assets as of December 31, 1999 and 1998:

MATURITY SCHEDULE FOR EARNING ASSETS
(AMORTIZED COST USED FOR INVESTMENT)

                                                                                                                     Percent
In Thousands                                                                       Total             Total           of Total
------------                   0-1               1-5              After           Carrying           Fair             Fair
December 31, 1999             Year              Years            5 Years            Cost             Value            Value
                            --------          --------          ---------       -----------       ----------       -----------
Investments                 $ 18,196          $ 29,348          $ 89,036        $  136,580        $  131,875         11.3%

Loans                        370,000           525,676           157,538         1,053,214         1,031,374         88.7%
                            --------          --------          --------        ----------        ----------       -------
       Total                $388,196          $555,024          $246,574        $1,189,794        $1,163,249        100.0%
                            ========          ========          ========        ==========        ==========       ======


                                                                                                                     Percent
In Thousands                                                                       Total             Total           of Total
------------                   0-1               1-5              After           Carrying           Fair             Fair
December 31, 1998             Year              Years            5 Years            Cost             Value            Value
                            --------          --------          ---------       -----------       ----------       -----------
Investments                 $ 20,453          $ 27,141          $ 97,045        $  144,639        $  147,224         13.5%

Loans                        334,482           456,797           106,863           898,142           898,441         82.3%

Federal Funds sold            45,712                 -                 -            45,712            45,712          4.2%
                            --------          --------          --------        ----------        ----------       -------
       Total                $400,647          $483,938          $203,908        $1,088,493        $1,091,377        100.0%
                            ========          ========          ========        ==========        ==========       ======


As indicated in the chart, in 1999, $388.2 million or 33.4% of aggregate fair value assets were available for liquidity at year-end. In 1998 $400.6 million, or 36.7% in aggregate assets were available for liquidity at year-end. The Corporation also has other sources of liquidity not indicated above. For example, at year-end 1999, the bank has a pre-approved credit line up to $185.4 million from Seattle FHLB. However, assets must be pledged to secure these borrowings. Currently borrowings are $95.2 million. AFS securities totaling $103.5 million could be sold for liquidity purposes. The Corporation could also issue cd's to public entities exceeding $79.6 million more than currently issued. Additionally, participation in the treasury department's short-term note program is available along with potential borrowings from the Federal Reserve Bank of San Francisco and other correspondent banks.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The simulation model used by the Corporation combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation. Earning assets and interest-bearing liabilities with longer lives may be subject to more volatility than those with shorter lives. The model accounts for these differences in its simulations. At December 31, 1999, the simulation modeled the impact of assumptions that interest rates would increase or decrease 200 basis points. Results indicated the Corporation was positioned so equity would not drop below that point where the Corporation, for regulatory purposes, would continue to be classified "well capitalized". It should be emphasized that the model is static in nature and does not take into consideration possible management actions to minimize the impact on equity. Management also matches assets and liabilities on a static "gap" report monthly to assist in interest rate sensitivity measurement.

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

The table on the next page gives yet another picture of the assets and liabilities of the Corporation. The table sets forth the balances of the Corporation's instruments at the expected maturity dates, as well as the fair value of those financial instruments as of December 31, 1999. The expected maturities do not take into consideration contractual principal payments for loans and securities, or when an asset or liability is susceptible to repricing as interest rates increase or decrease.

In the table on the next page the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rate. The run-off rates for noninterest bearing deposits is 6.5% per year; for NOW and money market accounts is 7.7% per year; and for savings accounts is 9.0% per year. The weighted average interest rates for financial instruments presented are actual for 1999, and are shown on page 40 of this report. Please refer to
Note 16 on page 23 of this report for details regarding estimated fair value amounts.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


The Corporation's interest rate sensitive positions at December 31, 1999 is shown in the following table:


                                                                           Expected Maturity Date
                                              ---------------------------------------------------------------------------
In Thousands                                    2000             2001             2002            2003             2004
------------                                  --------         -------         --------         --------         --------
Financial Assets
Cash and cash equivalents
        Noninterest bearing                   $ 44,858               -                -                -                -
Securities available for sale
        Fixed Rate                              18,041         $ 2,820         $  3,699         $ 12,921         $  2,897
        Weighted average interest rate            6.26%           7.60%            6.73%            6.43%            6.85%
        Variable rate                                -               -                -                -                -
        Weighted average interest rate
Securities held to maturity
        Fixed Rate                                 155             256            1,009            2,273            3,471
        Weighted average interest rate            9.45%           9.26%           10.24%            9.04%            8.92%
Loans Receivable, net
        Fixed Rate                             112,347          78,357           92,011          128,188          164,978
        Weighted average interest rate            8.83%           9.03%            9.05%            8.68%            8.47%
        Variable rate                          257,653          39,671            5,608           12,002            4,861
        Weighted average interest rate            9.61%           9.64%            9.49%            9.29%            9.42%

Financial Liabilities
Noninterest bearing deposits                     9,462           8,847            8,272            7,734            7,231
NOW and Money Market accounts                   10,694           9,871            9,111            8,409            7,762
        Weighted average interest rate            3.28%           3.28%            3.28%            3.28%            3.28%
Savings accounts                                17,527          15,949           14,514           13,207           12,019
        Weighted average interest rate            2.87%           2.87%            2.87%            2.87%            2.87%
Time Certificates
        Fixed Rate                             416,864          32,412            8,945           13,449           12,197
        Weighted average interest rate            5.41%           5.53%            5.71%            5.79%            5.64%
        Variable rate                            2,578               -                -                -                -
        Weighted average interest rate            4.93%
Federal funds purchased
        Variable rate                            6,660               -                -                -                -
        Weighted average interest rate            4.96%
Securities sold under agreements
        to repurchase
        Variable rate                           21,892               -                -                -                -
        Weighted average interest rate            4.90%
FHLB advances
        Fixed Rate                              75,000           5,019            5,000            5,000                -
        Weighted average interest rate            5.28%           5.80%            4.84%            5.52%

                                                                                   Fair
In Thousands                                  Thereafter          Total            Value
------------                                  ----------        ---------         --------
Financial Assets
Cash and cash equivalents

        Noninterest bearing                            -         $ 44,858         $ 44,858
Securities available for sale
        Fixed Rate                              $ 67,655          108,033          102,967
        Weighted average interest rate              6.37%            6.41%
        Variable rate                                500              500              500
        Weighted average interest rate              8.62%            8.62%
Securities held to maturity
        Fixed Rate                                20,883           28,047           28,408
        Weighted average interest rate              8.34%            8.55%
Loans Receivable, net
        Fixed Rate                               116,938          692,819          678,735
        Weighted average interest rate              7.94%            8.64%
        Variable rate                             40,600          360,395          352,639
        Weighted average interest rate              8.56%            9.48%

Financial Liabilities
Noninterest bearing deposits                     104,019          145,565          145,565
NOW and Money Market accounts                     93,037          138,884          138,884
        Weighted average interest rate              3.28%            3.28%
Savings accounts                                 121,523          194,739          194,739
        Weighted average interest rate              2.87%            2.87%
Time Certificates
        Fixed Rate                                 1,147          485,014          483,831
        Weighted average interest rate              5.75%            5.44%
        Variable rate                                  -            2,578            2,578
        Weighted average interest rate                               4.93%
Federal funds purchased
        Variable rate                                  -            6,660            6,660
        Weighted average interest rate                               4.96%
Securities sold under agreements
        to repurchase
        Variable rate                                  -           21,892           21,892
        Weighted average interest rate                               4.90%
FHLB advances
        Fixed Rate                                 5,170           95,189           93,818
        Weighted average interest rate              5.61%            5.42%

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


CAPITAL

Consolidated capital of the Corporation for financial statement purposes, increased $18.1 million, or 14.0% in 1999 to $147.4 million; $21.9 million or 20.4% in 1998 to $129.2 million, and increased $19.0 million in 1997, or 21.5% to $107.4 million. In 1999, capital increased by $25.7 million due to retained earnings which were offset by cash dividends paid of $4.4 million, and the decrease in the market value of available for sale securities of $3.9 million. The remaining $700 thousand difference is the capital acquired through exercise of stock options. In 1998, $356 thousand of increase came from the issuance of stock under the Corporation's stock option plan. Almost all of the remainder came from the net earnings of the Bank. In 1997, almost all of the increase was attributable to its net income of the Bank.

MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK
AND RELATED SHAREOWNERS' MATTERS

Frontier Financial Corporation's common stock began trading on the National Association of Securities Dealers' Automated Quotation System (NASDAQ) on April 16, 1998. In 1999, based on the average number of shares outstanding for the year, NASDAQ reported trade volume was approximately 1,402,000 shares, or 8%. During 1999, the market price of the common stock ranged from $19.00 to $26.00. The average price for the year was $22.76.

At December 31, 1999, the total number of shareowners of record of Frontier Financial Corporation's common stock was 3,401, and there were 17,545,587 shares outstanding.

Management has established an objective to maximize the rate of internal capital growth as the means of maintaining capital adequacy. Prior to 1999 the Corporation had always paid stock dividends which ranged from 10% to 7%. In 1999, the Board of Directors declared the first annual cash dividend of $.25 per share on post two-for-one split shares. On January 19, 2000, the Board of Directors declared the first quarterly dividend of $.09 per share to shareowners of record as of January 28, 2000 and payable on February 11, 2000. The Board will continue to review the dividend policy on a quarterly basis. Concurrently, the Board announced the adoption of a stock repurchase program authorizing the Corporation to repurchase up to 5% of its outstanding stock in the open market over the next two years. Additionally, the Corporation has had six stock splits since the Bank opened in 1978.

IMPACT OF THE YEAR 2000 ISSUE

The rollover into the Year 2000 was a non-event for the Corporation and it does not anticipate any problems during 2000, however the Corporation continues to be vigilant monitoring its loan portfolio and customer base for potential emerging problems.

FORWARD LOOKING STATMENTS

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - TABLE 1

                                                                    Year Ended December 31,
                                             ----------------------------------------------------------------------
                                                             1999                                1998
                                             --------------------------------    ----------------------------------
In Thousands                                                          Average                              Average
                                                          Interest     Rates                   Interest     Rates
                                               Average     Income/    Earned/      Average     Income/      Earned/
                                               Balance     Expense     Paid        Balance     Expense      Paid
                                             ----------   --------    -------    ----------    --------    --------
Interest Earning Assets
Taxable investments                          $  116,464   $  7,483     6.43%     $   90,359    $ 6,092       6.74%
Nontaxable investments (1)                       27,879      2,396     8.59%         28,557      2,428       8.50%
                                              ---------   --------    -----      ----------    -------      -----
               Total                            144,343      9,879     6.84%        118,916      8,520       7.16%
                                              ---------   --------    -----      ----------    -------      -----
Federal funds sold                               16,530        823     4.98%         63,962      3,417       5.34%
Loans(2)
     Installment                                 31,882      3,041     9.54%         29,830      2,849       9.55%
     Commercial(1)                              200,239     18,763     9.37%        190,307     18,938       9.95%
     Real estate
        Commercial                              410,794     37,612     9.16%        334,235     32,228       9.64%
        Construction                            231,861     25,337    10.93%        151,384     17,620      11.64%
        Residential                             100,517      9,428     9.38%        106,110     10,897      10.27%
                                              ---------   --------    -----      ----------    -------      -----
               Total                            975,293     94,181     9.66%        811,866     82,532      10.17%
                                              ---------   --------    -----      ----------    -------      -----
Total earning assets/total interest income   1,136,166   $104,883     9.23%        994,744    $94,469       9.50%
                                             ----------   --------    -----      ----------    -------      -----
Reserve for loan losses                         (18,733)                            (16,936)
Cash and due from banks                          44,332                              39,635
Other assets                                     32,972                              31,011
                                             ----------                          ----------
TOTAL ASSETS                                 $1,194,737                          $1,048,454
                                             ==========                          ==========
Interest Bearing Liabilities
Money Market & NOW accounts                  $  132,100   $  3,396     2.57%     $  121,932    $ 3,491       2.86%
Savings accounts                                190,935      6,918     3.62%        174,311      6,652       3.82%
Other time deposits                             466,951     25,064     5.37%        430,472     24,605       5.72%
                                             ----------   --------    -----      ----------    -------      -----
Total interest bearing deposits                 789,986     35,378     4.48%        726,715     34,748       4.78%
                                                                                                            -----
Short-term borrowings                            34,449      1,571     4.56%         24,530      1,196       4.88%
Other borrowings                                 71,934      3,788     5.27%         35,565      1,946       5.47%
                                             ----------   --------    -----      ----------    -------      -----
Total interest bearing liabilities/
      total interest expense                    896,369     40,737     4.54%        786,810     37,890       4.82%
                                             ----------   --------    -----      ----------    -------      -----
Noninterest bearing deposits                    148,441                             133,340
Other liabilities                                10,710                               9,806
Shareowners' equity                             139,217                             118,498
                                             ==========                          ==========
TOTAL LIABILITIES AND CAPITAL                $1,194,737                          $1,048,454
                                             ==========                          ==========
NET INTEREST INCOME                                       $ 64,146                             $56,579
                                                          ========                             =======
NET YIELD ON INTEREST EARNING ASSETS                                   5.65%                                5.69%
                                                                       ====                                =====

                                                 Year Ended December 31,
                                             --------------------------------
                                                          1997
                                             --------------------------------
In Thousands                                                          Average
-------------                                             Interest     Rates
                                               Average     Income/    Earned/
                                               Balance     Expense     Paid
                                             ----------   --------    -------
Interest Earning Assets
Taxable investments                           $ 91,874    $ 6,218      6.77%
Nontaxable investments (1)                      30,309      2,661      8.78%
                                              --------    -------     -----
               Total                           122,183      8,879      7.27%
                                              --------    -------     -----
Federal funds sold                              45,198      2,479      5.48%
Loans(2)
       Installment                              27,271      2,651      9.72%
       Commercial(1)                           148,786     15,534     10.44%
       Real estate
               Commercial                      282,904     27,846      9.84%
               Construction                    138,271     16,233     11.74%
               Residential                     106,043     10,691     10.08%
                                              --------    -------     -----
               Total                           703,275     72,955     10.37%
                                              --------    -------     -----
Total earning assets/total interest income     870,656    $84,313      9.68%
                                              --------    -------     -----
Reserve for loan losses                        (14,931)
Cash and due from banks                         31,240
Other assets                                    28,183
                                              --------
TOTAL ASSETS                                  $915,148
                                              ========
Interest Bearing Liabilitie
Money Market & NOW accounts                   $102,704    $ 3,071      2.99%
Savings accounts                               161,542      6,282      3.89%
Other time deposits                            388,585     22,554      5.80%
                                              --------    -------     -----
Total interest bearing deposits                652,831     31,907      4.89%
Short-term borrowings                           15,198        762      5.01%
Other borrowings                                31,201      1,720      5.51%
                                              --------    -------     -----
Total interest bearing liabilities/
      total interest expense                   699,230     34,389      4.92%
                                              --------    -------     -----
Noninterest bearing deposits                   109,340
Other liabilities                                7,882
Shareowners' equity                             98,696
                                              ========
TOTAL LIABILITIES AND CAPITAL                 $915,148
                                              ========
NET INTEREST INCOME                                       $49,924
                                                          =======
NET YIELD ON INTEREST EARNING ASSETS                                    5.73%
                                                                        =====

(1) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.
(2) Includes nonaccruing loans.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - TABLE 2

                                                            Year ended December 31,
                                       ----------------------------------------------------------------------
                                                 1999 versus 1998                  1998 versus 1997
                                       ----------------------------------------------------------------------
                                             Increase (Decrease) Due            Increase (Decrease) Due
In Thousands                                      to Change in                       to Change in
------------                           -----------------------------------  ---------------------------------
                                                                   Total                              Total
                                       Average      Average      Increase    Average    Average     Increase
                                        Volume        Rate      (Decrease)    Volume     Rate       (Decrease)
                                       --------     -------     ----------   -------    -------     ---------
INTEREST INCOME
        Taxable investments            $ 1,761      $  (370)     $ 1,391     $  (103)   $   (23)    $ (126)
        Nontaxable investments             (58)          26          (32)       (154)       (79)      (233)
                                       -------      -------      -------     -------    -------     ------
                       Total             1,703         (344)       1,359        (257)      (102)      (359)
                                       -------      -------      -------     -------    -------     ------
        Federal funds sold              (2,534)         (60)      (2,594)      1,029        (91)       938

        Loans
               Installment                 196           (4)         192         249        (51)       198
               Commercial                  988       (1,163)        (175)      4,335       (931)     3,404
               Real estate
                       Commercial        7,381       (1,997)       5,384       5,052       (670)     4,382
                       Construction      9,367       (1,650)       7,717       1,539       (153)     1,386
                       Residential        (574)        (895)      (1,469)          7        199        206
                                       -------      -------      -------     -------    -------     ------
                       Total            17,358       (5,709)      11,649      11,182     (1,606)     9,576

TOTAL INTEREST INCOME                   16,527       (6,113)      10,414      11,954     (1,799)    10,155
                                       -------      -------      -------     -------    -------     ------
INTEREST EXPENSE
        Money Market &
               NOW accounts                291         (386)         (95)        575       (155)       420
        Savings accounts                   634         (368)         266         497       (127)       370
        Other time deposits              2,084       (1,625)         459       2,431       (381)     2,050
                                       -------      -------      -------     -------    -------     ------
                       Total interest
                              bearing
                              deposits   3,009       (2,379)         630       3,503       (663)     2,840

        Short-term borrowings              484         (109)         375         468        (34)       434
        Long-term debt                   1,991         (149)       1,842         241        (15)       226
                                       -------      -------      -------     -------    -------     ------
TOTAL INTEREST EXPENSE                   5,484       (2,637)       2,847       4,212       (712)     3,500
                                       -------      -------      -------     -------    -------     ------
CHANGE IN NET INTEREST INCOME          $11,043      $(3,476)     $ 7,567     $ 7,742    $(1,087)    $6,655
                                       =======      =======      =======     =======    =======     ======

                                               Year ended December 31,
                                       ---------------------------------------
                                                  1997 versus 1996
                                       ---------------------------------------
                                               Increase (Decrease) Due
In Thousands                                        to Change in
------------                           ----------------------------------------
                                                                        Total
                                       Average         Average        Increase
                                        Volume           Rate        (Decrease)
                                       -------         -------       ----------
INTEREST INCOME
        Taxable investments            $(1,295)        $ 104         $(1,191)
        Nontaxable investments             (92)          (61)           (153)
                                       -------         -----         -------
                       Total            (1,387)           43          (1,344)

        Federal funds sold                 784            49             833

        Loans
               Installment                 323           (21)            302
               Commercial                  206           246             452
               Real estate
                       Commercial        5,603          (182)          5,421
                       Construction      2,906          (279)          2,627
                       Residential         884           147           1,031
                                       -------         -----         -------
                       Total             9,922           (89)          9,833

TOTAL INTEREST INCOME                    9,319             3           9,322
                                       -------         -----         -------
INTEREST EXPENSE
        Money Market &
               NOW accounts                589            28             617
        Savings accounts                   244           (43)            201
        Other time deposits              1,571          (445)          1,126
                                       -------         -----         -------
                       Total interest
                              bearing
                              deposits   2,404          (460)          1,944

        Short-term borrowings              204            19             223
        Long-term debt                     174           (14)            160
                                       -------         -----         -------
TOTAL INTEREST EXPENSE                   2,782          (455)          2,327
                                       -------         -----         -------
CHANGE IN NET INTEREST INCOME          $ 6,537         $ 458         $ 6,995
                                       =======         =====         =======

                                      -41-