Form 10-K, Exhibit 13
period 2000-12-31
FRONTIER FINANCIAL CORP /WA/
filed 2001-03-29
CIK 716457

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

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 2000, the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2000.



ROBERT J. DICKSON                                 JAMES F. FELICETTY
President and Chief Executive Officer             Secretary/Treasurer

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareowners
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.



Everett, Washington
January 18, 2001,
except for Note 2 as to which
the date is February 2, 2001

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)


                                                                                         DECEMBER 31,
                                                                                -----------------------------
ASSETS                                                                             2000              1999
                                                                                -----------       -----------
Cash and due from banks                                                         $    69,709       $    53,098
Federal funds sold                                                                   76,605             5,145
Investment securities
   Available for sale, at fair value                                                117,117           123,745
   Held to maturity (Fair value 2000: $27,272; 1999: $31,629)                        26,534            31,289
                                                                                -----------       -----------
          Total investment securities                                               143,651           155,034

Loans                                                                             1,378,115         1,187,291
Less allowance for loan losses                                                      (21,907)          (21,007)
                                                                                -----------       -----------
          Net loans                                                               1,356,208         1,166,284
Premises and equipment, net                                                          25,491            26,545
Other real estate owned                                                                 256               870
Intangible assets                                                                     1,256             1,410
Other assets                                                                         17,642            17,025
                                                                                -----------       -----------
             Total assets                                                       $ 1,690,818       $ 1,425,411
                                                                                ===========       ===========
LIABILITIES
Deposits
    Noninterest bearing accounts                                                $   191,776       $   172,180
    Interest bearing accounts                                                     1,182,851           951,537
                                                                                -----------       -----------
          Total deposits                                                          1,374,627         1,123,717
Federal funds purchased and securities sold under agreements to repurchase           10,088            29,191
Other liabilities                                                                    14,163             9,054
Federal Home Loan Bank advances                                                     100,163            95,189
                                                                                -----------       -----------
          Total liabilities                                                       1,499,041         1,257,151
                                                                                -----------       -----------

SHAREOWNERS' EQUITY

Common stock, no par value; 100,000,000 shares authorized; 19,767,897 and
    19,769,130 shares issued and outstanding in 2000 and 1999                       101,897           100,386
Retained earnings                                                                    90,827            71,364
Accumulated other comprehensive income (loss), net of tax                              (947)           (3,490)
                                                                                -----------       -----------
          Total shareowners' equity                                                 191,777           168,260
                                                                                -----------       -----------
             Total liabilities and shareowners' equity                          $ 1,690,818       $ 1,425,411
                                                                                ===========       ===========


   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                  (In Thousands, except for per share amounts)


                                                                            YEAR ENDED DECEMBER 31,
                                                                   -----------------------------------------
                                                                     2000            1999            1998
                                                                   ---------       ---------       ---------
INTEREST INCOME
   Interest and fees on loans                                      $ 132,154       $ 106,364       $  94,872
   Interest on federal funds sold                                      1,314           1,220           4,187
   Interest on investment securities
       Taxable                                                         7,941           9,248           7,654
       Exempt from federal income tax                                  1,512           1,633           1,662
                                                                   ---------       ---------       ---------

          Total interest income                                      142,921         118,465         108,375
                                                                   ---------       ---------       ---------

INTEREST EXPENSE
   Interest on deposits                                               54,675          40,078          40,147
   Interest on FHLB advances                                           6,232           3,795           1,966
   Interest on federal funds purchased and securities
       sold under agreements to repurchase                             1,821           1,579           1,202
                                                                   ---------       ---------       ---------

          Total interest expense                                      62,728          45,452          43,315
                                                                   ---------       ---------       ---------

          Net interest income                                         80,193          73,013          65,060

PROVISION FOR LOAN LOSSES                                             (1,007)         (2,266)         (2,230)
                                                                   ---------       ---------       ---------

          Net interest income after provision for loan losses         79,186          70,747          62,830
                                                                   ---------       ---------       ---------

NON INTEREST INCOME
   Service charges                                                     2,675           2,673           2,416
   Other                                                               4,418           5,255           5,579
                                                                   ---------       ---------       ---------

          Total other income                                           7,093           7,928           7,995
                                                                   ---------       ---------       ---------

NON INTEREST EXPENSE
   Salaries                                                           16,624          15,450          14,915
   Employee benefits                                                   6,164           6,012           5,158
   Occupancy                                                           5,561           5,116           4,769
   FDIC insurance premium                                                226             155             100
   State business taxes                                                1,729           1,458           1,337
   Other                                                               8,259           8,146           8,102
                                                                   ---------       ---------       ---------

          Total other expense                                         38,563          36,337          34,381
                                                                   ---------       ---------       ---------

INCOME BEFORE INCOME TAX                                              47,716          42,338          36,444

PROVISION FOR INCOME TAX                                             (15,600)        (14,039)        (12,169)
                                                                   ---------       ---------       ---------

NET INCOME                                                         $  32,116       $  28,299       $  24,275
                                                                   =========       =========       =========

BASIC EARNINGS PER SHARE                                           $    1.63       $    1.43       $    1.24
                                                                   =========       =========       =========

DILUTED EARNINGS PER SHARE                                         $    1.62       $    1.42       $    1.22
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

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY
                     (In Thousands, except number of shares)

                                                                                                     Accumulated
                                                                                                        Other
                                                Common Stock                                        Comprehensive
                                          --------------------------   Comprehensive     Retained      Income/
                                             Shares        Amount         Income         Earnings       (Loss)          Total
                                          -----------    -----------   -------------   -----------  -------------    -----------
Balance, December 31, 1997                 10,280,644    $    79,836                   $    43,191    $       475    $   123,502
Comprehensive Income
    Net income for 1998                            --             --    $    24,275         24,275             --         24,275
    Other comprehensive income,                    --             --                            --             --             --
       net of tax $93
    Unrealized gain (loss) on available
        for sale securities                        --             --            184             --            184            184
                                                                        -----------
         Total comprehensive income                                     $    24,459
                                                                        ===========
Stock options exercised                       101,162            800                            --             --            800
Purchase of common shares                     (34,503)          (140)                         (435)                         (575)
Sale of common shares                          37,107            617                                                         617
Stock dividend                                514,999         17,809                       (17,809)            --             --
Cash dividend paid                                                                            (782)                         (782)
Stock options income tax benefit                   --            117                                                         117
Fractional shares purchased, (net)              1,036             28                            --             --             28
                                          -----------    -----------                   -----------    -----------    -----------
Balance, December 31, 1998                 10,900,445         99,067                        48,440            659        148,166
Comprehensive Income
    Net income for 1999                            --             --    $    29,299         28,299             --         28,299
    Other comprehensive income,                    --             --                            --             --             --
       net of tax $2,234
    Unrealized gain (loss) on available                           --                                                          --
        for sale securities                        --             --         (4,149)            --         (4,149)        (4,149)
                                                                        -----------
         Total comprehensive income                                     $    25,150
                                                                        ===========
Stock options exercised                       131,827          1,176                            --             --          1,176
Purchase of common shares                     (36,803)          (216)                         (523)                         (739)
Sale of common stock                           15,162            301                                                         301
Cash dividend paid                                                                          (4,852)            --         (4,852)
Two-for-one stock split                     8,758,499
Stock options income tax benefit                                  58                            --             --             58
                                          -----------    -----------                   -----------    -----------    -----------
Balance, December 31, 1999                 19,769,130        100,386                        71,364         (3,490)       168,260
Comprehensive Income
    Net income for 2000                            --             --    $    32,116         32,116             --         32,116
    Other comprehensive income,                    --             --                            --             --             --
       net of tax $1,369
    Unrealized gain (loss) on available                           --                                                          --
        for sale securities                        --             --          2,543             --          2,543          2,543
                                                                        -----------
         Total comprehensive income                                     $    34,659
                                                                        ===========
Stock options exercised                       108,195          1,110                            --             --          1,110
Purchase of common shares                    (109,428)           (99)                       (2,025)                       (2,124)
Cash dividend paid                                                                         (10,628)            --        (10,628)
Stock options income tax benefit                   --            500                            --             --            500
                                          -----------    -----------                   -----------    -----------    -----------
Balance, December 31, 2000                 19,767,897    $   101,897                   $    90,827    $      (947)   $   191,777
                                          ===========    ===========                   ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)


                                                                             YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------
                                                                         2000          1999          1998
                                                                       ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                         $  32,116     $  28,299     $  24,275
    Adjustments to reconcile net income to net
            cash provided by operating activities
        Depreciation and amortization                                      2,269         2,463         2,434
        Provision for loan losses                                          1,007         2,266         2,230
        Gain on sale of other real estate owned                               --          (748)         (670)
        Loss on sale of fixed assets                                          91            70            --
        Deferred taxes                                                       380           213          (635)
    Changes in operating assets and liabilities
        Increase (decrease) in income taxes payable                          425        (1,570)        1,088
        Increase in interest receivable                                   (2,053)         (822)         (725)
        Increase in interest payable                                       3,608           498           375
        Proceeds from sales of mortgage loans                             14,993        23,053        34,788
        Origination of mortgage loans held for sale                      (15,341)      (21,430)      (36,180)
        Dividend income from Federal Home Loan Bank                         (782)         (815)         (568)
        Increase (decrease) in other operating activities                 (1,245)           35          (832)
                                                                       ---------     ---------     ---------
            Net cash provided by operating activities                     35,468        31,512        25,580
                                                                       ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net federal funds sold                                               (71,460)       65,717         8,123
    Proceeds from maturities of available for sale
        and held to maturity securities                                   17,192        61,755       100,349
    Purchase of investment securities available for sale                  (1,500)      (21,320)     (103,483)
    Purchase of investment securities held to maturity                        --       (21,288)      (32,505)
    Net cash flows from loan activities                                 (190,308)     (181,687)     (152,517)
    Purchases of premises and equipment                                     (991)       (4,540)       (1,902)
    Proceeds from the sale of other real estate owned                        736         2,206         2,997
    Other investing activities                                               (23)          558         1,065
                                                                       ---------     ---------     ---------
            Net cash used by investing activities                       (246,354)      (98,599)     (177,873)
                                                                       ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in core deposit accounts                                   33,390         7,317        79,033
    Net change in certificates of deposit                                217,520        23,717        53,647
    Stock options exercised                                                1,110         1,176           800
    Cash dividends paid                                                   (8,150)       (4,852)         (782)
    Purchase of common shares                                             (2,124)         (739)         (575)
    Sale of common shares                                                     --           301           617
    Net change in federal funds purchased and securities sold under
        agreements to repurchase                                         (19,103)       (2,792)       13,533
    Advances from the Federal Home Loan Bank                             115,000       155,005        20,360
    Repayments to the Federal Home Loan Bank                            (110,026)     (110,025)          (26)
    Principal payments on long-term debt                                      --            --        (1,623)
    Other financing activities                                              (120)       (1,153)         (274)
                                                                       ---------     ---------     ---------
            Net cash provided by financing activities                    227,497        67,955       164,710
                                                                       ---------     ---------     ---------

INCREASE IN CASH AND DUE FROM BANKS                                       16,611           868        12,417
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                              53,098        52,230        39,813
                                                                       ---------     ---------     ---------
CASH AND DUE FROM BANKS AT END OF YEAR                                 $  69,709     $  53,098     $  52,230
                                                                       =========     =========     =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the year for interest                             $  59,148     $  44,959     $  42,922
    Cash paid during the year for income taxes                         $  14,910     $  15,923     $  10,760

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
    Other real estate acquired in settlement of loans in 2000, 1999 and 1998 were $122 thousand, $501 thousand and $1.7 million, respectively.
    Sales of other real estate financed by the Bank in 1998 was $1.4 million.


   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE ONE - BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Frontier Financial Corporation (the Corporation or FFC), a financial holding company, effective October 2000, and its wholly-owned subsidiaries, Frontier Bank (the Bank), and FFP, Incorporated (FFP). FFP owns certain real property which is leased to the Bank for use in its operations. Significant intercompany account balances and transactions have been eliminated. Assets held by the Bank in an agency or fiduciary capacity are not included in the accompanying financial statements.

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) INVESTMENT SECURITIES - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity, 2) available for sale, or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included in other comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. The Corporation did not have any investment securities categorized as trading securities at December 31, 2000 and 1999.

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

(c) LOANS AND RELATED INCOME - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding principal, and are adjusted for unearned discounts, the net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

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

(i) RETIREMENT PLANS - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $2.0 million in 2000, $2.0 million in 1999, and $1.6 million in 1998. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 6% of employee's eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

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

(l) BENEFIT PLANS - The Corporation recognizes the financial effects of stock options in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25). Stock options are issued at a price equal to the fair value of the Corporation's stock as of the grant date. Under APB 25 options issued in this manner do not result in the recognition of employee compensation in the Corporation's financial statements.

(m) EARNINGS PER SHARE - Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends, stock splits and mergers accounted for as pooling-of-interests. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

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

(p) RECLASSIFICATIONS - Certain amounts in prior years' financial statements have been reclassified to conform to the 2000 presentation.


NOTE TWO - MERGERS

LIBERTY BAY FINANCIAL CORPORATION (LBFC)

In July 2000, Liberty Bay Financial Corporation (LBFC) and its subsidiaries were merged into the Corporation. In connection with this transaction, the Corporation issued 2,251,690 shares of common stock to the shareowners of LBFC in an exchange that gave LBFC shareowners 10.5 shares of the Corporation's stock for one share of LBFC stock. The merger has been accounted for as a pooling-of-interests pursuant to generally accepted accounting principles. Accordingly, the Corporation's consolidated financial statements have been restated for all periods prior to the acquisition to include the financial position, results of operations, and cash flow of LBFC. All significant intercompany account balances and transactions of LBFC and the Corporation have been eliminated. At the date of acquisition, LBFC had total assets of $188.3 million, year-to-date revenue of $10.1 million, and net income of $1.6 million. The effects of the restatement on revenues, net income and shareowner's equity are shown below:


In Thousands                                      1999        1998
                                                --------    --------
Revenues
    The Corporation (as previously reported)    $109,573    $ 98,890
     LBFC                                         16,820      17,480
                                                --------    --------
As Restated                                     $126,393    $116,370
                                                ========    ========

Net Income
    The Corporation (as previously reported)    $ 25,660    $ 21,649
     LBFC                                          2,639       2,626
                                                --------    --------
As Restated                                     $ 28,299    $ 24,275
                                                ========    ========

Shareowners' equity
    The Corporation (as previously reported)    $147,369    $129,249
     LBFC                                         20,891      18,917
                                                --------    --------
As Restated                                     $168,260    $148,166
                                                ========    ========

INTERBANCORP, INC.

On February 2, 2001, the Corporation completed the acquisition of Interbancorp. The Corporation issued 689,392 shares and assumed arrangements for optioned shares, in exchange for all outstanding common shares of Interbancorp. Interbancorp operates Valley Community Bank in Duvall, Washington and Kirkland Bank of Commerce in Kirkland, Washington through its wholly owned subsidiary, Inter Bank. Inter Bank has received regulatory approval to open a third office, to be located at Totem Lake, Washington. The three offices will be operated as branches of Frontier Bank. As a result of the merger, Interbancorp, Inc. and Inter Bank were merged into the Corporation and its subsidiaries. The acquisition was accounted for as a purchase and resulted in the recording of approximately $9.7 million of costs in excess of the fair value of Interbancorp, Inc. net assets acquired (goodwill). Founded in 1990, Inter Bank is a community commercial bank that had, before recording of purchase accounting adjustments, approximately $72 million in total assets, $54 million in loans, $65 million in deposits and $5.6 million in shareowners' equity at February 2, 2001. None of the assets or operations of Interbancorp have been included in the Corporation's financial condition or results of operations as of and for the year ended December 31, 2000.

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

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:


In Thousands

                                          Gross         Gross
2000                       Amortized    Unrealized    Unrealized      Fair
                             Cost         Gains         Losses        Value
                           ---------    ----------    ----------    ---------
Available for sale
   U.S. Treasury bonds     $     251    $      43            --     $     294
   U.S. Agency bonds          78,562            7        (1,470)       77,099
   Municipal securities           50           --            --            50
   Corporate bonds            23,545          122           (23)       23,644
   Equities                   16,165           --          (135)       16,030
                           ---------    ---------     ---------     ---------

                             118,573          172        (1,628)      117,117
                           ---------    ---------     ---------     ---------

Held to maturity
   Municipal securities       26,034          750            (1)       26,783
   Corporate bonds               500           --           (11)          489
                           ---------    ---------     ---------     ---------

                              26,534          750           (12)       27,272
                           ---------    ---------     ---------     ---------

       Total Securities    $ 145,107    $     922     $  (1,640)    $ 144,389
                           =========    =========     =========     =========

In Thousands

                                          Gross         Gross
1999                       Amortized    Unrealized    Unrealized      Fair
                             Cost         Gains         Losses        Value
                           ---------    ----------    ----------    ---------
Available for sale
   U.S. Treasury bonds     $     252    $      11            --     $     263
   U.S. Agency bonds          90,312           30        (5,128)       85,214
   Municipal securities           50           --            (7)           43
   Corporate bonds            23,102           63          (295)       22,870
   Equities                   15,394           --           (39)       15,355
                           ---------    ---------     ---------     ---------

                             129,110          104        (5,469)      123,745
                           ---------    ---------     ---------     ---------

Held to maturity
   Municipal securities       29,267          434           (68)       29,633
   Corporate bonds             2,022           --           (26)        1,996
                           ---------    ---------     ---------     ---------

                              31,289          434           (94)       31,629
                           ---------    ---------     ---------     ---------

      Total Securities     $ 160,399    $     538     $  (5,563)    $ 155,374
                           =========    =========     =========     =========

Contractual maturities of investment securities as of December 31, 2000 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

In Thousands

                             Available for Sale        Held to Maturity
                           ---------------------     ---------------------
                           Amortized     Fair        Amortized     Fair
                             Cost        Value         Cost        Value
                           ---------    --------     ---------    --------
Maturity
    Less than one year     $ 27,475     $ 27,345     $    881     $    888
    One to five years        27,951       27,928       11,317       11,600
    Five to ten years        60,745       59,391       13,836       14,295
    Over ten years            2,402        2,453          500          489
                           --------     --------     --------     --------

                           $118,573     $117,117     $ 26,534     $ 27,272
                           ========     ========     ========     ========

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 60% and 57% of the investments in corporate bonds at December 31, 2000 and 1999, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 17% of the investments in corporate bonds at December 31, 2000 and 1999, respectively, consisted of investments in companies doing business in the industrial sector.

For the years ended December 31, 2000 and 1999 there were no sales of securities. Investment securities, with a book value of $27.4 million and $69.7 million with fair values of $26.8 million and $65.9 million in 2000 and 1999, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

NOTE FOUR - LOANS

The Bank originates commercial, real estate mortgage, construction and land development, and installment loans primarily in Snohomish, Skagit, Island, Jefferson, Clallam, Kitsap, Whatcom, King and Pierce Counties. Although the Bank has a geographically diversified loan portfolio, economic conditions in the Corporation's market area may affect borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed and variable interest rates.

Major classifications of loans at December 31 are as follows:

In Thousands                        2000              1999
                                 -----------       -----------
   Commercial                    $   283,890       $   239,049
   Real estate commercial            586,163           511,084
   Real estate construction          339,599           280,057
   Real estate mortgage              127,714           125,958
   Installment                        47,192            37,265
                                 -----------       -----------
                                   1,384,558         1,193,413
   Less deferred loan fees            (6,443)           (6,122)
                                 -----------       -----------
                                 $ 1,378,115       $ 1,187,291
                                 ===========       ===========

Contractual maturities of loans as of December 31, 2000 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

In Thousands                    Within           1-5            After
                                1 Year          Years          5 Years          Total
                              ----------      ----------      ----------      ----------
Commercial                    $  162,933      $  110,946      $    9,409      $  283,288
Real estate commercial            75,296         379,435         130,552         585,283
Real estate construction         252,343          81,139           2,184         335,666
Real estate mortgage              26,053          89,684          10,920         126,657
Installment                       13,180          19,491          14,550          47,221
                              ----------      ----------      ----------      ----------

                              $  529,805      $  680,695      $  167,615      $1,378,115
                              ==========      ==========      ==========      ==========

Loans maturing after                             1-5            After
    one year with:                              Years          5 Years
                                              ----------      ----------
Fixed rates                                   $  562,484      $  114,926
Variable rates                                   118,211          52,689
                                              ----------      ----------

                                              $  680,695      $  167,615
                                              ==========      ==========

LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:

In Thousands                                      2000           1999           1998
                                                --------       --------       --------
   Balance at beginning of year                 $ 21,007       $ 19,288       $ 17,040
   Provision charged to operating expense          1,007          2,266          2,230
   Deduct
       Loans charged-off                            (933)          (923)        (1,766)
       Less recoveries                               826            376          1,784
                                                --------       --------       --------

              Net recoveries (charge-offs)          (107)          (547)            18
                                                --------       --------       --------

   Balance at year-end                          $ 21,907       $ 21,007       $ 19,288
                                                ========       ========       ========

The Bank had loans amounting to $4.0 million at December 31, 2000, $1.6 million at December 31, 1999 and $1.1 million at December 31, 1998 that were specifically classified as impaired with an average balance of $4.1 million, $1.0 million and $1.3 million, respectively. The allowance for loan losses related to these loans was approximately $712 thousand in 2000, $1.0 million in 1999, and $46 thousand in 1998. Interest collected on these loans in cash and included in income amounted to $284 thousand in 2000, $161 thousand in 1999, and $41 thousand in 1998. If interest on these loans had been accrued, such income would have approximated $407 thousand, $100 thousand in 1999 and $42 thousand in 1998. At December 31, 2000 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

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

NOTE FIVE - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are comprised of the following:

In Thousands                                2000           1999
                                          --------       --------
   Premises                               $ 21,293       $ 20,082
   Furniture, fixtures and equipment        11,692         11,326
   Land                                      7,513          8,145
   Construction in progress                    153          1,307
                                          --------       --------
                                            40,651         40,860
   Less accumulated depreciation           (15,160)       (14,315)
                                          --------       --------
                                          $ 25,491       $ 26,545
                                          ========       ========

Depreciation expense on premises and equipment totaled $2.0 million in 2000, 1999 and 1998, respectively.

NOTE SIX - INTEREST BEARING DEPOSITS

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands                                2000            1999
                                         ----------      ----------
   Money market and NOW accounts         $  262,426      $  204,276
   Savings                                  155,845         200,201
   Time deposits, $100,000 and over         364,335         225,192
   Other time deposits                      400,245         321,868
                                         ----------      ----------
                                         $1,182,851      $  951,537
                                         ==========      ==========

The total remaining maturity schedule for time deposits is as follows:

In Thousands
       December 31,             2001              $656,334
                                2002                46,239
                                2003                19,547
                                2004                11,039
                                2005                26,221
                          Thereafter                 5,200
                                                  --------
                                                  $764,580
                                                  ========

NOTE SEVEN - CREDIT ARRANGEMENTS

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets. At December 31, 2000, committed lines of credit agreements totaling approximately $30 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates.

In addition, at December 31, 2000 the Bank has a committed line of credit up to $4.5 million from the Federal Reserve Bank (FRB). Borrowings generally provide for interest at rates as published by the FRB and are secured by U.S. Treasury and Agency securities. There were no borrowings outstanding at December 31, 2000 and 1999.

NOTE EIGHT - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

At December 31, FHLB advances were expected to mature as follows:

                                   2000                            1999
                          -------------------------       -------------------------
                                         Interest                        Interest
In Thousands               Amount         Rates            Amount          Rates
                          --------      -----------       --------      -----------
Within one year           $ 75,010      4.93%-7.08%       $ 75,000      4.62%-5.45%
Two to three years          20,000      4.84%-6.77%         10,019      4.84%-7.08%
Four to nine years           5,070      5.58%-7.32%         10,080      5.52%-7.32%
Ten to fifteen years            83          5.67%               90          5.67%
                          --------                        --------
                          $100,163                        $ 95,189
                          ========                        ========

Advances from FHLB are collateralized by qualifying first mortgage loans and government agency securities as required by the agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:

In Thousands                                   2000           1999
                                             --------       --------
   Maximum outstanding at any month-end      $125,182       $ 95,193
   Average outstanding                        103,659         72,097
   Weighted average interest rates:
               Annual                            6.01%          5.26%
               End of year                       5.69%          5.32%

NOTE NINE - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase. The securities underlying the agreements were held by a safekeeping agent under control by the Bank. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreement to repurchase were $3.9 million in 2000 and $22.5 million in 1999. The average daily balance of outstanding agreements during the period was $18.0 million in 2000 and $26.2 million in 1999, with maximum outstanding agreements at any month-end of $30.7 million and $29.9 million, respectively.

NOTE TEN - INCOME TAX

The components of the provision for income tax are as follows:

In Thousands                     2000          1999          1998
                               --------      --------      --------
   Current                     $ 15,220      $ 13,826      $ 12,804
   Deferred                         380           213          (635)
                               --------      --------      --------

                               $ 15,600      $ 14,039      $ 12,169
                               ========      ========      ========

The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:

In Thousands                                      2000           1999
                                                --------       --------
   Deferred tax assets
       Allowance for possible loan losses,
          in excess of tax reserves             $  7,577       $  6,919
       Other deferred tax assets                   1,434            853
                                                --------       --------
          Total deferred tax assets                9,011          7,772
                                                --------       --------
   Deferred tax liabilities
       Other deferred tax liabilities             (2,872)        (2,013)
                                                --------       --------

          Total deferred tax liabilities          (2,872)        (2,013)
                                                --------       --------
          Net deferred tax assets               $  6,139       $  5,759
                                                ========       ========

NOTE TEN - INCOME TAX (CONTINUED)

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

In Thousands                       2000                       1999                       1998
                          ---------------------      ---------------------      ---------------------
                           Amount         Rate        Amount         Rate        Amount         Rate
                          --------       ------      --------       ------      --------       ------
Income tax provision
   at statutory rate      $ 16,700          35%      $ 14,779          35%      $ 12,716          35%

Effect of nontaxable
   interest income            (845)         -2%          (796)         -2%          (563)         -2%

Other                         (255)         --             56          --             16          --
                          --------        ----       --------        ----       --------        ----
                          $ 15,600          33%      $ 14,039          33%      $ 12,169          33%
                          ========        ====       ========        ====       ========        ====

NOTE ELEVEN - SHAREOWNERS' EQUITY AND REGULATORY MATTERS

In addition to 100 million shares of common stock authorized, the Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock. There were no preferred shares issued at December 31, 2000.

In December 2000, the Board of Directors declared a $.125 per share cash dividend to shareowners of record as of January 8, 2001, and payable on January 22, 2001.

The Board in January 2000 announced adoption of a stock repurchase program authorizing the repurchase of up to 5% of its outstanding stock over the next two years. Under the repurchase program, the Corporation will purchase shares from time to time in the open market depending on market price and other considerations. Most of the shares will be retired, however, some will be used to meet obligations under the Corporation's key employee stock option plan, and other purposes.

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

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to adjusted risk-based (weighted) assets is referred to as the Tier I ratio. Management believes, as of December 31, 2000 and 1999 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

NOTE ELEVEN - SHAREOWNERS' EQUITY AND REGULATORY MATTERS (CONTINUED)

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


In Thousands                                           To Be Well
                                                    Capitalized Under
                                                    Prompt Corrective        For Capital
                                    Actual          Action Provisions     Adequacy Purposes
                              ------------------    ------------------    ------------------
2000                           Amount     Ratio      Amount     Ratio      Amount     Ratio
                              --------   -------    --------   -------    --------   -------
   Total Capital (to risk
          weighted assets)
       Consolidated           $209,536    14.49%    $144,625    10.00%    $115,700     8.00%
       Frontier Bank           207,935    14.50%     143,389    10.00%     114,711     8.00%

   Tier I Capital (to risk
          weighted assets)
       Consolidated            191,411    13.23%      86,775     6.00%      57,850     4.00%
       Frontier Bank           189,962    13.25%      86,033     6.00%      57,355     4.00%

   Tier I Capital (to
          average assets)
       Consolidated            191,411    11.51%      81,646     5.00%      65,317     4.00%
       Frontier Bank           189,962    11.74%      80,912     5.00%      64,729     4.00%

1999a

   Total Capital (to risk
          weighted assets)
       Consolidated           $185,412    15.00%    $123,568    10.00%    $ 98,855     8.00%
       Frontier Bank           173,572    14.23%     121,989    10.00%      97,591     8.00%

   Tier I Capital (to risk
          weighted assets)
       Consolidated            170,340    13.79%      74,141     6.00%      49,427     4.00%
       Frontier Bank           158,688    13.01%      73,193     6.00%      48,795     4.00%

   Tier I Capital (to
          average assets)
       Consolidated            170,340    11.83%      72,019     5.00%      57,615     4.00%
       Frontier Bank           158,668    11.27%      70,403     5.00%      56,322     4.00%

Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock and surplus (approximately $4.8 million at December 31, 2000 and 1999, respectively).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $9.1 million in 2000 and $8.8 million in 1999.

NOTE TWELVE -- BENEFIT PLANS

On January 2, 2001 the Corporation adopted a 2001 Stock Award Plan for selected employees, officers and directors to advance the best interest of the Corporation by providing persons who have substantial responsibility for the management and growth of the Corporation and its subsidiaries. The maximum number of shares that may be issued is 100,000 and is adjusted to reflect any future common share dividends, splits, recapitalization or reorganization. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

On February 16, 1999 the Corporation adopted the 1999 Employee Stock Award Plan to recognize, motivate, and reward eligible employees for longstanding performance with the Corporation and its subsidiaries. The employees eligible to receive stock awards under this plan must have been employees of the Corporation for at least 20 years, or some other tenure as determined from time to time by the Board of Directors. The maximum number of shares that may be issued is 10,000 and are adjusted to reflect any future common share dividends, splits, recapitalization or reorganization. Currently there have been 924 shares issued under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

In 1998, the shareowners of the Corporation approved an Incentive Stock Option Plan (the Plan) to promote the best interest of the Corporation, its subsidiaries and its shareowners, by providing an incentive to those key employees who contribute to the operating success of the Corporation. The maximum number of shares that may be issued under the Plan is 750,000 common shares of the Corporation. Options issued and outstanding are adjusted to reflect any future common stock dividends, splits, recapitalization or reorganization. The Board of Directors make available sufficient shares for each option granted, subject to the remaining number of shares. Options are granted at the then fair market value and vest immediately. Options expire ten years from the date of grant, and are subject to certain restrictions and limitations.

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

For the most part, variables and assumptions are used in the model. For the periods 2000, 1999 and 1998 the risk-free interest rate is 4.97%, 6.47% and 4.70%; the dividend yield rate is 2.16%, 1.09% and .09%; the price volatility is 69.28%, 63.67% and 54.73%; and the weighted average expected life of the options has been measured at 6 years, 6 years and 7 years, respectively.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown on the following page.

In Thousands, except for per share amounts

Proforma disclosures                    2000          1999          1998
                                      --------      --------      --------
  Net income as reported              $ 32,116      $ 28,299      $ 24,275
  Additional compensation for
     fair value of stock options         2,120           926           492
                                      --------      --------      --------

Proforma net income                   $ 29,996      $ 27,373      $ 23,783
                                      ========      ========      ========
Earnings per share
  Basic
    As reported                       $   1.63      $   1.43      $   1.24
                                      ========      ========      ========
    Proforma                          $   1.52      $   1.38      $   1.22
                                      ========      ========      ========
  Diluted
    As reported                       $   1.62      $   1.42      $   1.22
                                      ========      ========      ========
    Proforma                          $   1.51      $   1.37      $   1.20
                                      ========      ========      ========

Stock option transactions were:

                                                                  Weighted
                                  Shares of Common Stock         Average of
                                --------------------------    Exercisable Price
                                Available for      Under          of Shares
                                Option/Award       Plans         Under Plans
                                -------------     --------    -----------------
Balance, December 31, 1997          41,305         185,537        $  16.38
   Authorized                      434,950              --
   Granted                         (13,836)         13,836           46.00
   7% stock dividend                     4           5,323
   Exercised                            --         (36,765)           9.70
   Forfeited                           254            (254)            N/M
                                  --------        --------        --------

Balance, December 31, 1998         462,677         167,677           17.00
   Authorized                       10,000              --
   Granted                         (30,165)         30,165           21.17
   2-for-1 stock split             356,213         106,856
   Exercised                            --         (89,827)           8.40
   Forfeited                           426            (426)            N/M
                                  --------        --------        --------

Balance, December 31, 1999         799,151         214,445           13.22
   Authorized                      100,000              --
   Granted                         (89,419)         89,419           21.17
   Exercised                            --         (44,675)           8.40
   Forfeited                         7,790          (7,790)            N/M
   Options from merger                  --         137,655           16.26
                                  --------        --------        --------

Balance, December 31, 2000         817,522         389,054        $  16.63
                                  ========        ========        ========

The following table summarizes information concerning currently outstanding and exercisable options:

                              Options Outstanding           Options Exercisable
                           -------------------------      ------------------------
                            Weighted
                             Average        Weighted                      Weighted
Range of                    Remaining       Average                       Average
Exercise        Number     Contractual      Exercise        Number        Exercise
 Prices      Outstanding       Life          Price        Exercisable      Price
--------     -----------   -----------      --------      -----------     --------
$ 1-10          67,456         1.62         $   6.81         67,456       $   6.81
 10-20         207,961         3.91            16.46        207,961          16.46
 20-30         113,637         5.89            22.76        113,637          22.76

NOTE THIRTEEN - EARNINGS PER SHARE

The numerators and denominators of basic and fully diluted earnings per share are as follows:


In Thousands, except for per share amounts

Proforma disclosures                          2000            1999            1998
                                           -----------     -----------     -----------
Net income (numerator)                     $    32,116     $    28,299     $    24,275
                                           ===========     ===========     ===========

Shares used in the calculation
   (denominator)
   Weighted average shares outstanding      19,735,000      19,780,000      19,571,000
   Effect of dilutive stock options             94,000         163,000         282,000
                                           -----------     -----------     -----------
   Diluted shares                           19,829,000      19,943,000      19,853,000
                                           ===========     ===========     ===========

Basic Earnings per share                   $      1.63     $      1.43     $      1.24
                                           ===========     ===========     ===========
Diluted Earnings per share                 $      1.62     $      1.42     $      1.22
                                           ===========     ===========     ===========

NOTE FOURTEEN - RELATED PARTY TRANSACTIONS

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 2000, 1999 and 1998 as follows and were within regulatory limitations:


In Thousands                           2000           1999           1998
                                     --------       --------       --------
   Balance at beginning of year      $ 29,647       $ 22,131       $ 22,211
   New loans or advances               12,552         17,357          8,677
   Repayments                         (17,440)        (9,841)        (8,757)
                                     --------       --------       --------

   Balance at end of year            $ 24,759       $ 29,647       $ 22,131
                                     ========       ========       ========

NOTE FIFTEEN - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases various branch offices under agreements which expire between 2000 and 2023. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitments through 2005 and thereafter is as follows:

In Thousands

Year ending December 31, 2001                       $   673
                         2002                           623
                         2003                           594
                         2004                           545
                         2005                           501
                         Thereafter                   4,542
                                                    -------

                                                    $ 7,478
                                                    =======

Rental expense charged to operations was $858 thousand in 2000, $716 thousand in 1999, and $766 thousand in 1998.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 2000 or 1999.

A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 2000 follows:

Commitments to extend credit             $264,591
Credit card arrangements                   24,606
Commercial letters of credit                1,980
Standby letters of credit                   1,906

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

(d) DEPOSITS AND FEDERAL FUNDS PURCHASED - The fair value of demand deposits, savings accounts, sweep, certain money market deposits, and federal funds purchased, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

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

In Thousands                                   2000                          1999
                                     -------------------------     -------------------------
                                      Carrying        Fair          Carrying        Fair
Assets                                  Value         Value           Value         Value
                                     ----------     ----------     ----------     ----------
   Cash and due from banks           $   69,709     $   69,709     $   53,098     $   53,098
   Federal funds sold                    76,605         76,605          5,145          5,145
   Investment securities
       Available for sale               117,117        117,117        123,745        123,745
       Held to maturity                  26,534         27,272         31,289         31,629
   Net loans                          1,356,208      1,344,179      1,166,284      1,162,700

Liabilities

   Noninterest bearing deposits         191,776        191,776        172,180        172,180
   Interest bearing deposits          1,182,851      1,183,192        951,537        950,899
   Federal funds purchased
       and securities sold under
       agreements to repurchase          10,088         10,088         29,191         29,191
   FHLB Advances                        100,163         99,797         95,189         93,818

NOTE SEVENTEEN - PARENT COMPANY (ONLY) FINANCIAL INFORMATION

Condensed balance sheets at December 31:

In Thousands                                                             2000           1999
                                                                       ---------      ---------
ASSETS
   Cash                                                                $   1,180      $     437
   Investment in subsidiaries:
              Bank                                                       178,228        155,314
              Nonbank                                                      4,207          4,138
   Investment securities
              Available for sale, at fair market                           5,499          4,035
              Held to maturity (Fair value 2000: $489; 1999: $500)           500            500
   Premises, net                                                           1,987          2,070
   Other assets                                                            2,832          2,063
                                                                       ---------      ---------
                                                                       $ 194,433      $ 168,557
                                                                       =========      =========
LIABILITIES
   Other liabilities                                                   $   2,656      $     297
                                                                       ---------      ---------

SHAREOWNERS' EQUITY
   Common stock                                                          101,897        100,386
   Retained earnings                                                      90,827         71,364
   Accumulated other comprehensive income (loss), net of tax                (947)        (3,490)
                                                                       ---------      ---------

   Total Shareowners' equity                                             191,777        168,260
                                                                       ---------      ---------
                                                                       $ 194,433      $ 168,557
                                                                       =========      =========

Condensed statements of income for the years ended December 31:

In Thousands                                       2000         1999         1998
                                                 --------     --------     --------
Income
   Dividend from Bank                            $ 12,442     $  7,147     $  2,473
   Other dividends                                     74           50           21
   Rental                                             374          360          338
   Gain from sale of premises                          --           --          445
   Interest                                           279           75            3
                                                 --------     --------     --------
       Total income                                13,169        7,632        3,280
                                                 --------     --------     --------
Expenses
   Interest                                            15            5           61
   Personnel                                          344          364          287
   Depreciation and amortization                      558          403          135
   Other                                              701          625        1,249
                                                 --------     --------     --------
       Total expenses                               1,618        1,397        1,732
                                                 --------     --------     --------
Income before equity in undistributed income
   of subsidiaries and benefit equivalent to
   income tax                                      11,551        6,235        1,548
Benefit equivalent to income tax                      188          296          270
                                                 --------     --------     --------
Income before equity in undistributed income
   of subsidiaries                                 11,739        6,531        1,818

Equity in undistributed
   income of subsidiaries                          20,377       21,768       22,457
                                                 --------     --------     --------

       Net income                                $ 32,116     $ 28,299     $ 24,275
                                                 ========     ========     ========

Condensed statements of cash flows for the years ended December 31:

In Thousands                                                 2000          1999          1998
                                                           --------      --------      --------
Cash flows from operating activities
       Net income                                          $ 32,116      $ 28,299      $ 24,275
       Adjustments to reconcile net income to net cash
              provided by operating activities
          Equity in income of subsidiaries                  (32,819)      (28,915)      (24,930)
          Dividends received from bank                       12,442         7,147         2,473
          Depreciation and amortization                         558           403           135
          Other operating activities                           (584)          807        (1,024)
                                                           --------      --------      --------
              Net cash flows from operating activities       11,713         7,741           929
                                                           --------      --------      --------
Cash flows from investing activities
       Purchase of premises, equipment and OREO                  --            --           (18)
       Proceeds from sale of premises and OREO                   --            --           789
       Investment in subsidiary                                  --            --           (50)
       Purchase of available for sale securities             (1,500)       (2,328)         (779)
       Purchases of held to maturity securities                  --          (500)           --
       Other investment activities                               --        (1,034)           --
                                                           --------      --------      --------
              Net cash flows from investing activities       (1,500)       (3,862)          (58)
                                                           --------      --------      --------
Cash flows from financing activities
       Stock options exercised                                1,110         1,176           800
       Purchase of common shares                             (2,124)         (739)         (575)
       Sale of common shares                                     --           301           617
       Cash dividends paid to shareowners                    (8,150)       (4,852)         (782)
       Other financing activities                              (306)            6        (1,005)
                                                           --------      --------      --------
              Net cash flows from financing activities       (9,470)       (4,108)         (945)
                                                           --------      --------      --------
Increase (decrease) in cash                                     743          (229)          (74)
Cash at beginning of year                                       437           666           740
                                                           --------      --------      --------
Cash at end of year                                        $  1,180      $    437      $    666
                                                           ========      ========      ========

NOTE EIGHTEEN - NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Corporation will implement this statement effective January 1, 2001. The Corporation does not expect the statement will result in a material impact on its financial position or results of operations.

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000 and establishes the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The statement is effective for transfers of financial assets occurring after March 31, 2001, applied prospectively and effective for disclosures about securitizations and for reclassification and disclosure about collateral in financial statements for fiscal years ending after December 15, 2000. The Corporation does not expect the statement will result in a material impact on its financial position or results of operations.

NOTE NINETEEN - UNAUDITED QUARTERLY FINANCIAL DATA - CONDENSED CONSOLIDATED STATEMENT OF INCOME


                                                               2000 Quarter Ended
In Thousands                                                       (Unaudited)
                                        ------------------------------------------------------------------
                                        December 31       September 30        June 30           March 31
                                        ------------      ------------      ------------      ------------
Interest income                         $     37,315      $     37,271      $     35,535      $     32,800
Interest expense                              17,163            16,676            15,188            13,701
                                        ------------      ------------      ------------      ------------
  Net interest income                         20,152            20,595            20,347            19,099
Provision for loan losses                       (100)             (345)             (270)             (292)
                                        ------------      ------------      ------------      ------------
Net interest income after provision
   for loan losses                            20,052            20,250            20,077            18,807
Non interest income                            1,589             2,188             1,653             1,663
Non interest expense                          10,603             9,558            10,127             8,275
                                        ------------      ------------      ------------      ------------
Income before income tax                      11,038            12,880            11,603            12,195
Provision for federal income tax              (3,130)           (4,477)           (3,856)           (4,137)
                                        ------------      ------------      ------------      ------------
Net Income                              $      7,908      $      8,403      $      7,747      $      8,058
                                        ============      ============      ============      ============
Basic earnings per common share         $       0.40      $       0.43      $       0.39      $       0.41
Diluted earnings per common share       $       0.40      $       0.42      $       0.39      $       0.41
Average basic shares outstanding          19,734,969        19,719,073        19,712,187        19,771,933
Average diluted shares outstanding        19,828,829        19,808,960        19,799,716        19,891,883

                                                               1999 Quarter Ended
In Thousands                                                       (Unaudited)
                                        ------------------------------------------------------------------
                                        December 31       September 30        June 30           March 31
                                        ------------      ------------      ------------      ------------
Interest income                         $     31,416      $     30,330      $     28,833      $     27,886
Interest expense                              12,164            11,484            10,920            10,884
                                        ------------      ------------      ------------      ------------
  Net interest income                         19,252            18,846            17,913            17,002
Provision for loan losses                       (527)           (1,151)             (268)             (320)
                                        ------------      ------------      ------------      ------------
Net interest income after provision
   for loan losses                            18,725            17,695            17,645            16,682
Non interest income                            1,721             2,508             1,567             2,132
Non interest expense                          10,117             9,047             8,755             8,418
                                        ------------      ------------      ------------      ------------
Income before income tax                      10,329            11,156            10,457            10,396
Provision for federal income tax              (3,169)           (3,703)           (3,576)           (3,591)
                                        ------------      ------------      ------------      ------------
Net Income                              $      7,160      $      7,453      $      6,881      $      6,805
                                        ============      ============      ============      ============
Basic earnings per common share         $       0.36      $       0.37      $       0.35      $       0.35
Diluted earnings per common share       $       0.36      $       0.37      $       0.35      $       0.34
Average basic shares outstanding          19,790,981        19,784,892        19,779,172        19,763,873
Average diluted shares outstanding        19,953,942        19,941,168        19,956,172        19,952,989

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION
--------------------------------------------------------------------------------


OVERVIEW OF REPORTED RESULTS

The Corporation completed the most profitable year ever, and the twenty-second consecutive year of increased net income. Net income for 2000 was $32.1 million, up $3.8 million or 13.5%. Net income for 1999 was $28.3 million, up $4.0 million or 16.6% and net income for 1998 was $24.3 million, up $3.5 million or 16.8%. Highlights of 2000 include a 9.7% growth in net interest income, excellent expense control, outstanding asset quality, and a strong allowance for credit losses. Capital increased 14.0% and diluted earnings per share increased from $1.42 to $1.62. All prior period numbers have been restated to comply with pooling-of-interests accounting rules for the merger with Liberty Bay Financial Corporation in July 2000.

Return on average assets (ROA) was 2.03% in 2000; 2.06% in 1999; and 1.98% in 1998. Return on average equity (ROE) for was 17.60% in 2000; 17.76% in 1999; and 17.83% in 1998.

ECONOMIC CONDITIONS

Frontier Financial Corporation is a single-bank financial holding company headquartered in the city of Everett, Snohomish County, Washington. Snohomish County is located north of Seattle and is the state's third largest county. Everett, the largest city in Snohomish County, is located approximately 30 miles north of Seattle, and is home to the Corporation and the Boeing 747/777 plant. The Corporation has diversified its geographic concentration over the years and now has a market area which encompasses Skagit County, the contiguous county to the north, and Whatcom County, which borders Canada, and is the contiguous county to the north of Skagit County. To the south of Snohomish County, the Corporation has offices in King County and, in 1998 expanded further south to Pierce County, which is the contiguous county south of King County. In 2000, the Corporation acquired eight offices in Clallam, Jefferson and Kitsap counties which are located on the west and north side of Puget Sound on what is called the Olympic Peninsula.

NATIONAL ECONOMIC CONDITIONS

Last year at this time it was reported in the Corporation's annual report that the national economy had exhibited some inflationary or wage pressures and in response, by June of last year, the overnight lending rate, the base rate of the Corporation had risen one percent. We are now seeing a slowdown in the economy as announced by Federal Reserve Board Chairman Greenspan, which has led to two one-half point decreases in the overnight lending rates in the first two months of 2001. It would appear that a movement in the rates for banks does effect the economy, albeit lagging behind some six to twelve months. An equally important reason for a slowdown at this time is the negative wealth effect from a less robust stock market. This not only has an effect on personal disposable income, but on the capital expenditures for plant and equipment as the cost of capital increases. Another serious correction by technology stocks could lead to a more troublesome economic environment. While the Federal Reserve Board (FRB) remains in an easing bias, they remain vigilant regarding inflationary signs.

On the bright side, there is talk of across-the-board tax cuts, which evidently have been supported by the FRB as a way of perhaps softening the landing of little or no economic growth in the first few months of 2001. Such a reduction in taxes should add capital to the system and increase consumer confidence.

The national economy is the biggest question mark for the state and region. Whatever happens to the national economy affects Washington State and the Puget Sound region.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


STATE AND REGIONAL CONDITIONS

Software and aircraft manufacturing continue to be strong players in the Puget Sound region. Last year, we reported that Boeing will cut some 8,000-10,000 jobs which they did, however late in the year, demand increased which then put the company in a hiring mode. One reason for this is the Asian countries which continue their economic expansion. Asian real growth is in the 7.5% to 9.0% area, and accounts for 60% of all foreign exports. Through November 2000, there were 581 new aircraft orders versus 391 through the same period last year. Strong orders have enabled Boeing to recapture the lead from Airbus.

Boeing has also concentrated on efficiencies, which are expected to increase production by 10% in 2001. Higher gasoline prices are not necessarily negative for Boeing as carriers look for more efficient planes. Also of note is the recent rumor that Boeing is considering closing its Renton (King County) plant and moving those activities to the Everett plant. It is said that the move will save Boeing $1 billion a year.

Microsoft and other tech companies still contribute substantially to the regional economy, even after the correction in the stock market. This despite a drop in value in one day last April of $81 billion in market value. It has also been estimated that the region lost $2.5 billion in stock option income last year. Nonetheless, it is expected that growth will only slow, not dissipate. Although legal battles continue to plague Microsoft, they appear to be on track.

These are some of the contributing factors that caused the regional job growth rate to go from 5.2% in 1997 to 1.7% in 2000, where it is expected to remain for 2001.

If we were to look at the economics of the 39 counties in the State of Washington, in the Corporation's perspective, by population, employment, housing starts and personal income growth, perhaps we would get a better picture of how the Corporation is positioned for the future.

By population growth, Snohomish County was second in the state at 2.83%, behind Clark County with a 2.85% rate. Five of the remaining eight counties in which the Corporation has offices were in the top two quartiles, with growth rates ranging from 1.47% to 2.0%.

If we look at employment growth, Snohomish County was first in the state at 4.0%, with six of the eight counties in which the Corporation has offices being in the top two quartiles. Five of the top ten counties were those in which the Corporation has offices.

Considering housing starts, Snohomish County was fourth at 8.48%, behind Columbia, Lincoln and Garfield Counties, which were in the double digits. Six of the eight counties in which the Corporation has offices were in the top two quartiles.

In personal income growth, Snohomish County was first with 7.95%, and all eight of the Corporation's counties in which it has offices were in the top two quartiles.

Recently, the Pacific Northwest has been experiencing a power shortage. Rate increases have been challenging to individuals and companies alike. The effect of this shortage is translated into less disposable income; plant cutbacks in production; plant closures, and great pressure has been put on aluminum and paper plants. Although environmentalists challenge the development of power sources, it is evident that increased supply will be necessary for future growth. The final effect of this shortage on the local economies is yet to be determined.

The economic facts noted above came from the Puget Sound Business Journal.

FINANCIAL REVIEW/BALANCE SHEET

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, along with business and competitive factors.

Based on the balances at year-end 2000, assets increased $265.4 million, or 18.6%; increased $90.9 million or 6.8% in 1999; and increased $193.2 million, or 16.9% in 1998. Average earning assets as a percentage of total average assets (see page 42), were $1.5 billion in 2000, or 95%; $1.3 billion in 1999, or 94.5%, and $1.2 billion, or 94.1% in 1998. Local economic conditions, the merger with Valley Bancorporation in 1998, the merger with Liberty Bay Financial Corporation in 2000, and a strong business development plan were the largest factors contributing to the growth in earning assets from 1998 through 2000.

Total loans increased $190.8 million, or 16.1% in 2000; $179.6 million, or 17.8% in 1999; and $152.9 million or 17.9% in 1998. See page 32 for detailed discussion of loans. Investment securities declined $11.4 million last year, or 7.3% from the previous year. In 1999 the investment portfolio decreased $24.3 million or 13.6%. In 1998, the investment portfolio increased $37.0 million, or 26.0%. The decline in the investment portfolio over the last two years is due to management allowing runoff to fund growth in the loan portfolio which yields higher than the investment portfolio. In 2000, federal funds sold increased $71.5 million, or 1,388.9% over 1999. The reason for this increase was twofold. First, management was anticipating a runoff of time certificates (cd's) in January 2001 which required liquidity. Second, it was anticipated that the Federal Reserve Bank would lower the overnight interest rate which caused investors to lock-in longer terms with higher rates on cd's. In 1999 federal funds sold ran off due to loan growth. In 1998 federal funds sold decreased $8.3 million or 10.5% to fund growth in the loan portfolio. The reason for the fluctuation in the size of the investment portfolio over the last three years is due to asset/liability management of funding sources necessary when loan growth fluctuates. If loan growth exceeds funding from the liability side of the balance sheet, it becomes necessary to allow investments to run-off so the funds can be used for loan growth. It is expected that these types of fluctuations in the size of the portfolio will continue in the future.

The primary source of funds for earning assets are deposits and borrowings. In 2000 total deposits were up $250.9 million or 22.3%. Total deposits were up $31.1 million, or 2.8% in 1999 and $132.7 million, or 13.8% in 1998. The period ended December 31, 2000, Money Market, Sweep and NOW accounts were up $58.2 million, or 28.5%; in 1999 up $1.0 million, or .5% and in 1998 up $20.7 million, or 11.4%. Savings deposits were down $44.4 million, or 22.2% in 2000; up $9.3 million, or 4.9% in 1999; and up $25.2 million, or 15.2% in 1998. The category which had the largest deposit increase for all three years was time deposits, which increased $217.5 million in 2000 or 39.8%; increased $23.8 million, or 4.5% in 1999; and increased $53.6 million or 11.4% in 1998. A slowing of the growth in deposits in 1999 (as compared to the growth of loans) was due to the increased use of FHLB borrowings and excess fed funds sold.

Borrowings from the FHLB increased $5.0 million in 2000, or 5.2%. In 1999 borrowings increased $45.0 million, or 89.6% and in 1998 increased $18.6 million, or 58.8%. Over the last three years the Corporation has become more dependent on FHLB borrowings to fund asset growth. This is for two reasons. First, FHLB borrowings are, most of the time, less costly than cd's. Second, the Corporation can take on a specific size of borrowing and with a specific maturity date. This helps make asset/liability management easier. For the immediate future, the Corporation will continue to rely on this type of funding in addition to being competitive in consumer deposits.

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

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. References to net the interest income and the net interest margin (NIM), in this discussion, represent taxable equivalent (TE) amounts using a tax rate of 35%, and applies to loans and investments only.

The asset yields and cost of funds for the Corporation during the last three years reflect the level of interest rates as set by the Federal Reserve Board
(FRB), and the competitive nature of the financial services industry. For the year 2000, the average yield on earning assets increased 36 basis points and the average cost of interest bearing liabilities increased 81 basis points, for a net decrease in the spread of 45 basis points. This reduced the NIM to 5.43% from 5.73% a year earlier. For the year 1999, the average yield on earning assets decreased 25 basis points, and the average cost of interest bearing liabilities decreased 28 basis points, for a net increase in the spread of 3 basis points. For the year 1998, the average yield on earning assets decreased 21 basis points and the average cost of interest bearing liabilities decreased 11 basis points, for a net decrease in the spread of 10 basis points. In 2000, the decrease in the spread was mainly due to increased funding costs brought about by competition and disintermediation factors. While the yield on the loans increased 25 basis points, the funding costs rose more rapidly due to intensified competition for deposits as compared to prior years.

In 1999, the increase in yields and costs were comparable, resulting in a NIM of 5.73%, the same as 1998. If we compare the yield on the loan portfolio for the periods 1998 to 2000, a yield of 10.24% in 1998 had dropped to 10.01% in 2000, or 23 basis points. On the funding side, the cost of interest bearing liabilities increased from 4.70% to 5.23% or 53 basis points, a net decrease in the spread of 30 basis points. The change in the NIM is a function of the interest rate changes and changes in volume. The challenge for management is to reprice assets and liabilities within time frames to maintain the desired spread between interest income and interest expense.

During 2000, there were three moves in the overnight rate charged by banks as set by the FRB. A change in the overnight rate has historically caused a change in the prime lending rate (base rate) of most banks, including the Corporation. In 1998, there was a downward movement in interest rates from 8.50% base rate to 7.75% at year-end. All of the decline came in the fourth quarter of the year. In July 1999, rates began to increase from 7.75% to 8.50% at year-end, and in February 2000, continued to increase to 9.50% in May 2000. This is the highest that the base rate has been since 1991. Rates then began to ease in January and February 2001 to the present 8.50% level. Like the effect that the change in the overnight rate established by the FRB has of six months to one year, it also takes the Corporation the same amount of time to adjust the liability side of the balance sheet as most cd's (the major funding source) will take that long to reprice, whereas approximately 40% of the loan portfolio will reprice overnight.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


Table 1 indicates that net interest income totaled $81.7 million in 2000, an increase of $7.3 million or 9.8%; totaled $74.4 million in 1999, an increase of $8.4 million, or 12.6% and totaled $66.1 million in 1998, an increase of $7.3 million, or 12.4% over 1997. Table 2 indicates that of the $7.3 million increase in net interest income in 2000, there was an increase in interest income of $24.6 million and an increase in interest expense of $17.3 million, which leaves a net increase in net interest income of $7.3 million. In 1999 there was an increase in interest income of $10.5 million and an increase in interest expense of $2.1 million, which leaves a net increase in net interest income of $8.4 million. In 1998 there was an increase of $11.0 million in interest income, and an increase in interest expense of $3.7 million, which leaves a net increase in interest income of $7.3 million.

LOAN PORTFOLIO

Average loans grew by $232.1 million or 21.2% in 2000; by $167.8 million, or 18.1% in 1999; and by $113.0 million, or 13.9% in 1998. For the last three years, average commercial real estate loans had the largest dollar increases. In 2000, those loans increased $86.5 million, or 18.7%; in 1999 increased $85.3 million or 22.5% and in 1998 increase $56.9 million, or 17.7%. The second largest dollar increases in the last two years were real estate construction which increased $82.0 million, or 32.7% in 2000 and $82.9 million, or 49.4% in 1999. In 1998, commercial loans grew $39.0 million, or 21.5%. Real estate commercial and construction accounted for 73% of the growth of the portfolio in 2000, and all of the growth in 1999. Over the past two years the Corporation's market area has had very strong demand in the real estate area, which the Corporation considers its niche. This is reflected in the non-performing assets ratio at year-end of .25% of total assets, or $4.3 million. The Corporation considers its lending practice to be prudent. The chart below indicates the mix of the loan portfolio over the last three years by average balance:

In Thousands
                                      2000                       1999                       1998
                             -----------------------    -----------------------    -----------------------
                               Amount     Percentage      Amount     Percentage      Amount     Percentage
                             ----------   ----------    ----------   ----------    ----------   ----------
Installment                  $   42,413        3.2%     $   37,034        3.4%     $   35,463        3.8%
Commercial                      273,896       20.6%        231,166       21.1%        220,553       23.8%
Real Estate Commercial          550,069       41.4%        463,569       42.3%        378,290       40.8%
Real Estate Construction        332,717       25.1%        250,747       22.9%        167,799       18.1%
Residential                     128,604        9.7%        113,110       10.3%        125,716       13.5%
                             ----------     ------      ----------     ------      ----------     ------
  Total                      $1,327,699      100.0%     $1,095,626      100.0%     $  927,821      100.0%
                             ==========     ======      ==========     ======      ==========     ======

Installment loans continue to decline as factory lending programs for automobiles have captured the market. Real estate residential is slowly declining as government restrictions and residential lot values are making it more difficult for residential development. The category "real estate residential" contains few long-term 25-30 year residential mortgages. The vast majority of these loans represent residential construction loans with a rollover of 90 days to one year. Commercial loans have received more attention since 1999, mainly to provide more diversity, however, these type of loans are not in demand as much as commercial real estate and real estate construction loans which now total 66.5% of the portfolio. It is anticipated that the Corporation will continue the current lending patterns until such time as the demand softens for these type of loans.

The yield on loans increased to 10.01% in 2000, up from 9.76% in 1999, or 25 basis points. During 2000, the Corporation increased its base rate three times from 8.50% to 9.50%, during the first five months of the year. Approximately 40% of the loan portfolio repriced during this period, resulting in a yield on earning assets of 9.59%, up from 9.23% in 1999, or 36 basis points. The average yield on loans declined in 1999 to 9.23% from 9.48%. During this period the Corporation increased its prime rate three times from 7.75% to 8.50%. Approximately 30% of the loan portfolio repriced during this period. The average yield on loans in 1998 slipped to 9.48% from 9.69% in 1997. During

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


1998, the Corporation decreased its base lending rate three times from 8.50% at the beginning of the year to 7.75% at year-end. Variable rate loans made up approximately 30% of the Corporation's loan portfolio.

While 40% of the loan portfolio will adjust immediately to a move in the prime rate, it takes several months to adjust the deposit side of the balance sheet, which may never fully adjust to rate increases or decreases due to competitive factors. Along with base rate decreases, the last three years saw intensified rate competition from regulated and non-regulated lenders. At times, the Corporation did not step up to meet the competition due to safety and soundness reasons, and lost business. Nonetheless, the Corporation had a record year of loan growth. For more information on repricing of assets and liabilities, please see the section "Interest Rate Risk" later in this report.

Interest and fee income from loans increased $26.0 million in 2000, or 24.3%; $11.9 million, or 12.5% in 1999; and $9.9 million, or 11.7% in 1998. The earnings on the $232.1 million increase in the 2000 average balance of loans increased interest income $23.2 million and an increase in the average rates increased interest income by $2.8 million. The earnings on the $167.8 million increase in the 1999 average balance of loans, resulted in increased income of $18.0 million, and a decline in rates decreased income $6.1 million. The earnings on the $113.0 million increase in the 1998 average balance of loans resulted in increased income of $11.8 million, and a decline in rates decreased interest income by $1.8 million.

The Bank has a VISA card department which began operations in 1993. At year-end 2000, the department had $24.6 million in credit lines and $4.2 million in outstanding balances. At year-end 1999, the department had $17.9 million in credit lines and $3.0 million in outstanding balances and at year-end 1998, the department had $12.7 million in credit lines and $2.3 million in outstanding balances. The Bank also provides debit cards to customers, and had thirty ATM's at year-end 2000.

LOAN LOSS PROVISION

The provision for loan losses decreased $1.3 million, or 55.6% in 2000; increased $36 thousand in 1999, or 1.6%; and decreased $40 thousand, or 2.1% in 1998. The Corporation has had excellent loan quality in the past, and excellent recoveries as well.

The allowance for loan losses was 1.59% of the total loans in 2000, 1.77% of total loans in 1999, and 1.91% of total loans in 1998. This ratio changes when
1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 2000, 1999, and 1998, management considered the reserve to be adequate. Please refer to Note 4, page 14 of this report for details regarding changes in the level of the allowance and to the Corporation's Report on Form 10-K for year ended 2000 for detail on net loans charged off.

The allowance for loan losses as a percent of impaired loans was 544% in 2000; 1,159% in 1999, and 1,429% in 1998. Management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life of the portfolio. Accordingly, the ratio of the allowance for loan losses to impaired loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled. General conditions leading to management's decision to increase or decrease the allowance include concerns about the Northwest's economic environment, national and regional trends, and adverse effect of changes in government regulation and taxation.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


INVESTMENTS

Total interest income from investments, including federal funds sold, decreased $1.4 million in 2000, or 10.8%; decreased $1.4 million in 1999, or 9.6%, and increased $1.1 million in 1998, or 8.2%. The decrease of $25.1 million in the average balance of investments decreased interest income by $1.5 million, and an increase in rates increased income by $143 thousand. The decrease of $22.7 million in the average balance of investments in 1999 decreased income by $835 thousand, and a decrease in yield decreased income by $544 thousand. In 1998 the increase in average balances of $25.6 million, increased interest income by $1.4 million, while a decrease in rates decreased interest income by $270 thousand. There was one securities gain in the last three years during 1998 for $112 thousand.

INTEREST EXPENSE

Total interest and borrowing expense for 2000 increased $17.3 million, or 38.0%; increased $2.1 million, or 4.9% in 1999; and increased $3.8 million, or 9.5% in 1998. The increase of $171.0 million in the average balances of interest bearing liabilities increased interest expense by $8.9 million, and the increase in rates increased interest expense by $8.4 million. The increase of $107.6 million in the average balances of interest bearing liabilities in 1999, increased interest expense $5.2 million, while a decrease in the cost of funds lowered interest expense by $3.1 million. In 1998, the increase of $98.6 million in the average balances of interest bearing liabilities, contributed $4.5 million to interest expense, while decreased interest rates reduced interest expense by $.8 million.

In 2000, the increase in the average balances of interest bearing core deposits increased interest expense by $7.4 million, while an increase in interest rates increased interest expense by $7.2 million. Increases of $27.9 million in the average balances of borrowings increased interest expense by $1.5 million, while an increase in rates increased interest expense by $1.2 million. In 1999, the increases in the average balances of interest bearing core deposits increased interest expense by $2.8 million, and decreased interest rates reduced interest expense by $2.8 million. Increases in the average balances of short-term and other borrowings increased interest expense $2.5 million, while dropping rates reduced interest expense by $288 thousand. In 1998, increases in the average balance of interest bearing core deposits increased interest expense by $3.8 million, and a decrease in rates reduced interest expense by $.7 million. Increases in the balances of short-term and other borrowings increased interest expense by $677 thousand, and a net reduction in the rates of two categories decreased interest expense by $82 thousand.

OTHER NONINTEREST INCOME

Noninterest income totaled $7.1 million in 2000, down $835 thousand, or 10.5%; $7.9 million in 1999, down $68 thousand from 1998, or .9%, and totaled $8.0 million in 1998, up $2.0 million, or 4.9%. In 2000, service charges totaled $2.7 million, flat with 1999. In 1999, service charges increased $257 thousand, or 10.6%; and increased $34 thousand, or 1.4% in 1998. The Corporation believes that service charge growth is difficult for two reasons. First, depositors are keeping higher balances to avoid these charges, and second, the Corporation has not increased services charges at the same level as competitors, as part of our community reinvestment program.

Other income decreased $837 thousand, or 15.9% in 2000, decreased $325 thousand in 1999, or 5.8%, and increased $1.9 million in 1998, or 52.3%. However, other income for 2000, 1999 and 1998 contain gains realized on the sale of other real estate owned of $432 thousand, $732 thousand and $232 thousand, respectively. Additionally, in 1998, there was a one-time gain on the sale of a building of $445 thousand and profit on the sale of stock of $112 thousand. If those amounts are adjusted, core other earnings were $4.0 million, $4.5 million and $4.8 million for the years ended 2000, 1999 and 1998, respectively. Net changes for the periods would be a decrease of $537 thousand in 2000, or 11.9%; a decrease of $268 thousand or 5.6% in 1999, and an increase in 1998 of $1.3 million, or 37.1%.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


After adjustment, the decrease in 2000 was attributable to a decline in broker loan and service fee income of $451 thousand, or 42.2%, and a decrease in insurance and financial service fees of $90 thousand, or 10.6%. During this period, trust department fees increased $68 thousand to $1.2 million, or 6.3%. The major reason for the decline in 1999 was a decrease in broker loan and service fee income of $335 thousand, or 43.2%. Due to the competitive factors, management does not expect these fees to increase in the future. In 1998, the increase was due to the purchase of a financial services company which increased other income by $322 thousand. Additionally, broker loan and service fee income increased $674 thousand, and trust department fees were up by $144 thousand.

As previously stated, trust department income increased $68 thousand, or 6.3% in 2000; $103 thousand, or 10.5% in 1999, and $144 thousand, or 17.2% in 1998. The market value of trust assets managed at year-end 2000 was $202.9 million, up $5.8 million, or 2.9%, 1999 was $197.1 million, up $38.3 million or 24.0%, and 1998 was $158.8 million, up $15.6 million, or 10.9%.

OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $2.2 million in 2000, or 6.1%, increased $2.0 million, or 5.6% in 1999, and increased $3.8 million, or 12.5% in 1998.

Salaries increased $1.2 million, or 7.6% in 2000. This increase was due to an increase in staff of 2.2% and merit raises of 5.4%. In 1999, salaries increased $535 thousand, or 3.6%, which was due mainly to merit raises; and in 1998, increased $1.9 million, or 14.3%. The increase in 1998 was due to an increase in staff of 6.2% and the remainder was merit increases and incentive pay.

Benefits increased $152 thousand in 2000, or 2.5%, mainly due to a vacation accrual of $135 thousand established for a merging bank. In 1999, benefits increased $854 thousand, or 16.6%, due to increased profit sharing contributions and bonuses of $1.0 million, offset by other decreases in other benefits. In 1998, benefits increased $140 thousand, or 2.8%, due to increased medical insurance premiums of $128 thousand and an increase in vacation accrual of $47 thousand.

Occupancy expense was up $445 thousand in 2000, or 8.7%; up $554 thousand, or 12.1% in 1999; and up $109 thousand or 2.3% in 1998. In 2000, the increase was attributable to maintenance and repair of facilities of $402 thousand, and an increase in utilities cost of $38 thousand. In 1999, the increase was attributable to the same maintenance and repair increase of $201 thousand, and maintenance agreements increase of $214 thousand. In 1998, the increase was more than offset by decreased depreciation expense of $224 thousand or 18.2%.

The remaining other expenses increased $112 thousand in 2000, or 1.4%; increased $45 thousand in 1999, or 1.6% and increased $1.3 million in 1998, or 18.6%. Again, there are non-recurring adjustments which need to be made before analysis of the changes are discussed.

After those adjustments in 2000, other expenses increased $516 thousand, or 6.8%. This change was due to increases in legal fees of $85 thousand, or 64.4%; supplies and printing of $99 thousand, or 14.4%; consulting expenses of $53 thousand, or 62.4%; increased internet banking expense of $56 thousand; data processing expense of $61 thousand, and other routine cost increases. In 1999, adjusted other expenses increased $114 thousand, generally due to higher marketing costs. In 1998, adjusted other expenses increased $1.1 million, or 17.4%. During 1998, there were merger related expenses of $758 thousand, and increased data processing costs of $252 thousand.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


Many banks and bank holding companies use a computation called the "efficiency ratio" to measure overhead costs. This ratio is then compared to others in the industry. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income, on a tax equivalent basis, and other noninterest income, minus amortization of intangibles, gains and losses on ORE and sale of assets, and other non-recurring gains or losses. The lower the number, the more efficient the organization. The Corporation's efficiency ratio was 44%, 44% and 46% for the years 2000, 1999 and 1998, respectively. The Corporation's ratio is considered excellent for the industry.

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

LIQUIDITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Cash flows from operations contribute significantly. As indicated on page 4 of this report, net income for 2000 contributed $32.1 million to liquidity, net income for 1999 contributed $28.3 million to liquidity, and in 1998 contributed $24.3 million to liquidity. Borrowing represents an important and manageable source of liquidity based on the Corporation's ability to raise new funds and renew maturing liabilities in a variety of markets. Liquidity is also obtained by maintaining assets that are readily convertible to cash at minimal cost through maturities and sales.

Deposits generated through the Corporation's branch network is the most important source of liquidity. In 2000, core deposits funded $33.4 million of the $190.3 million growth in loans. Primarily contributing to that growth were cd's in the amount of $217.5 million and of a net $5.0 million in advances from the FHLB. Also contributing to the growth was the maturity of available for sale and held to maturity securities in the net amount of $17.2 million. In 1999, core deposits funded $7.3 million of the $181.7 million growth in loans. Contributing to that growth in loans were cd's which funded $23.7 million. Federal funds sold contributed $65.7 million and net maturities of securities contributed $61.8 million. FHLB advances contributed $45 million. In 1998 core deposits funded $79.0 million of the $152.5 million growth in loans. Contributing to that growth in loans were cd's which funded $53.6 million. Federal funds sold and repos also made a contribution to loan growth of $13.5 million and net FHLB advances contributed $20.3 million.

In addition to deposit acquisition and borrowings as a source of liquidity, maturing loans and investments with maturities of less than one year and overnight federal funds purchased are considered to be available for liquidity needs.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


The charts below indicate the maturity schedule for earning assets as of December 31, 2000 and 1999:

MATURITY SCHEDULE FOR EARNING ASSETS
(AMORTIZED COST USED FOR INVESTMENT)

                                                                                            Percent
In Thousands                                                      Total         Total       of Total
                         0-1            1-5         After        Carrying       Fair         Fair
December 31, 2000        Year          Years       5 Years         Cost         Value        Value
                      ----------    ----------    ----------    ----------    ----------    --------
Investments           $   28,226    $   39,245    $   76,180    $  143,651    $  144,389         9.1%

Total Loans              529,805       680,695       167,615     1,378,115     1,366,086        86.1%

Federal Funds sold        76,605            --            --        76,605        76,605         4.8%
                      ----------    ----------    ----------    ----------    ----------    --------

    Total             $  634,636    $  719,940    $  243,795    $1,598,371    $1,587,080       100.0%
                      ==========    ==========    ==========    ==========    ==========    ========


                                                                                            Percent
In Thousands                                                      Total         Total       of Total
                         0-1           1-5          After        Carrying       Fair         Fair
December 31, 1999        Year          Years       5 Years         Cost         Value        Value
                      ----------    ----------    ----------    ----------    ----------    --------
Investments           $   26,341    $   42,295    $   86,398    $  155,034    $  155,374        11.6%

Total Loans              425,621       583,800       177,870     1,187,291     1,183,707        88.1%

Federal Funds sold         5,145            --            --         5,145         5,145         0.4%
                      ----------    ----------    ----------    ----------    ----------    --------

    Total             $  457,107    $  626,095    $  264,268    $1,347,470    $1,344,226       100.0%
                      ==========    ==========    ==========    ==========    ==========    ========

As indicated in the chart, in 2000, $634.6 million or 40.0% of aggregate fair value assets were available for liquidity at year-end. In 1999 $457.1 million, or 34.0% in aggregate assets were available for liquidity at year-end. The Corporation also has other sources of liquidity not indicated above. For example, at year-end 2000, the bank has a pre-approved credit line up to $168.5 million from Seattle FHLB. However, assets must be pledged to secure these borrowings. At year-end FHLB collateralized advances were $100.2 million. AFS securities totaling $117.1 million could be sold for liquidity purposes. The Corporation could also issue cd's to public entities for $56.9 million more than currently issued. Additionally, participation in the treasury department's short-term note program is available along with potential borrowings from the Federal Reserve Bank of San Francisco and other correspondent banks.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


The simulation model used by the Corporation combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation. Earning assets and interest-bearing liabilities with longer lives may be subject to more volatility than those with shorter lives. The model accounts for these differences in its simulations. At December 31, 2000, the simulation modeled the impact of assumptions that interest rates would increase or decrease 200 basis points. Results indicated the Corporation was positioned so equity would not drop below that point where the Corporation, for regulatory purposes, would continue to be classified "well capitalized". It should be emphasized that the model is static in nature and does not take into consideration possible management actions to minimize the impact on equity. Management also matches assets and liabilities on a static "gap" report monthly to assist in interest rate sensitivity measurement.

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

Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability which matures, or is subject to repricing within one year, to be interest sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates might have an adverse impact on earnings as interest income decreases faster than interest expense. This assumes that management adjusts rates equally as general interest rates fall. Conversely, an increase in interest rates would increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Corporation's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

MANAGEMENT DOES NOT USE INTEREST RATE RISK MANAGEMENT PRODUCTS SUCH AS INTEREST RATE SWAPS, HEDGES, OR DERIVATIVES, NOR DOES MANAGEMENT INTEND TO USE SUCH PRODUCTS IN THE FUTURE.

The table on the next page gives yet another picture of the assets and liabilities of the Corporation. The table sets forth the balances of the Corporation's instruments at the expected maturity dates, as well as the fair value of those financial instruments as of December 31, 2000. The expected maturities do not take into consideration contractual principal payments for loans and securities, or when an asset or liability is susceptible to repricing as interest rates increase or decrease.

In the table on the next page the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rate. The run-off rates for noninterest bearing deposits is 6.5% per year; for NOW, sweep and money market accounts is 7.5% per year; and for savings accounts is 11.0% per year. The weighted average interest rates for financial instruments presented are at year-end for 2000. Please refer to Note 16 on page 24 of this report for details regarding estimated fair value amounts.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


The Corporation's interest rate sensitive positions at December 31, 2000 is shown in the following table:

                                                       Expected Maturity Date
                                       --------------------------------------------------------                             Fair
In Thousands                             2001        2002        2003        2004        2005     Thereafter    Total       Value
                                       --------    --------    --------    --------    --------   ----------   --------    --------
FINANCIAL ASSETS
Cash and due from banks
    Noninterest bearing                $ 69,709          --          --          --          --          --    $ 69,709    $ 69,709
Fed Funds Sold
    Variable Rate                        76,605                                                                  76,605      76,605
    Weighted average interest rate         6.48%                                                                   6.48%
Securities available for sale
    Fixed Rate                           27,345       6,692      13,882       3,104       4,250      61,344     116,617     116,617
    Weighted average interest rate         5.69%       6.15%       6.34%       6.85%       6.03%       6.31%       6.23%
    Variable Rate                                                                                       500         500         500
    Weighted average interest rate                                                                     9.19%       9.19%
Securities held to maturity
    Fixed Rate                              881         885       1,923       2,706       5,803      14,336      26,534      27,272
    Weighted average interest rate         7.38%       9.17%       8.52%       8.32%       8.26%       8.28%       8.30%
Loans Receivable, net
    Fixed Rate                          123,613      84,605     133,296     200,699     143,884     114,926     801,023     781,298
    Weighted average interest rate         9.40%       9.03%       8.76%       8.52%       9.13%       8.18%       8.80%
    Variable Rate                       406,192      60,477      28,703      11,745      17,286      52,689     577,092     562,881
    Weighted average interest rate        10.51%      10.48%      10.03%      10.37%       9.86%       9.24%      10.35%

FINANCIAL LIABILITIES
Noninterest bearing deposits             12,465      11,655      10,898      10,189       9,527     137,042     191,776     191,776
NOW, Sweep and Money Market accounts     19,681      18,206      16,840      15,577      14,409     177,713     262,426     262,426
    Weighted average interest rate         3.67%       3.67%       3.67%       3.67%       3.67%       3.67%       3.67%
Savings accounts                         17,143      15,257      13,579      12,085      10,756      87,025     155,845     155,845
    Weighted average interest rate         3.70%       3.70%       3.70%       3.70%       3.70%       3.70%       3.70%
Time Certificates
    Fixed Rate                          656,334      46,239      19,547      11,039      26,221       5,200     764,580     764,921
    Weighted average interest rate         6.47%       6.52%       6.18%       6.00%       6.64%       6.68%       6.47%
Federal funds purchased
    Variable rate                         4,245          --          --          --          --          --       4,245       4,245
    Weighted average interest rate         6.03%                                                                   6.03%
Securities sold under agreements
    to repurchase
    Variable rate                         5,843          --          --          --          --          --       5,843       5,843
    Weighted average interest rate         5.97%                                                                   5.97%
FHLB advances
    Fixed Rate                           75,010      15,000       5,000          --          --       5,153     100,163      99,797
    Weighted average interest rate         5.91%       5.80%       5.52%                               6.19%       5.42%

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


CAPITAL

Consolidated capital of the Corporation for financial statement purposes, increased $23.5 million, or 14.0% in 2000 to $191.8 million; $20.1 million or 13.5% in 1999 to $168.3 million, and increased $24.7 million in 1998, or 20.0% to $148.2 million. In 2000, capital increased by $34.1 million, of which $10.6 million was paid in cash dividends. Almost all of the increase for 2000 was due to retained earnings. However, $1.1 million came from exercised stock options, and $2.1 million was used to repurchase Frontier stock. Capital also increased by $2.6 million due to market value appreciation in the AFS portfolio. In 1999, capital increased by $24.9 million which were offset by cash dividends paid of $4.9 million, and a decrease in the market value of available for sale securities of $4.1 million. Capital was also affected by the repurchase of shares in the open market of $739 thousand, exercised stock options of $1.2 million, and cash dividends paid of $4.9 million. In 1998, capital was affected by exercised stock options of $.8 million and cash dividends of $.8 million.


MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK
AND RELATED SHAREOWNERS' MATTERS

Frontier Financial Corporation's common stock began trading on the National Association of Securities Dealers' Automated Quotation System (NASDAQ) on April 16, 1998. In 2000, based on the average number of shares outstanding for the year, NASDAQ reported trade volume was approximately 4,716,000 shares, or 24%. During 2000, the market price of the common stock ranged from $16.75 to $25.375. The average price for the year was $18.99.

At December 31, 2000, the total number of shareowners of record of Frontier Financial Corporation's common stock was 3,159, and there were 19,767,897 shares outstanding.

Prior to 1999 the Corporation had always paid stock dividends which ranged from 7% to 10%. In 1999, the Board of Directors declared the first annual cash dividend of $.25 per share on post two-for-one split shares. On January 19, 2000, the Board of Directors declared the first quarterly cash dividend. Please see the table below for the detail of year 2000 dividends paid.

        Dividend Declared            Record Date             Payable Date
        -----------------            -----------             ------------
             $.09                 January 28, 2000        February 11, 2000
              .10                 May 1, 2000             May 15, 2000
              .11                 July 31, 2000           August 14, 2000
              .12                 October 2, 2000         October 23, 2000

Additionally, the Corporation has had six stock splits since the Bank opened in 1978. The Board will continue to review the dividend policy on a quarterly basis. In January 2000, the Board also announced the adoption of a stock repurchase program authorizing the Corporation to repurchase up to 5% of its outstanding stock in the open market over the next two years. The program was suspended in March 2000 due to the Corporation's pending merger with Liberty Bay Financial Corporation and resumed in January 2001.

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

AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - TABLE 1

                                                              Year Ended December 31,
                                -----------------------------------------------------------------------------------
                                                   2000                                        1999
                                ---------------------------------------     ---------------------------------------
In Thousands                                                   Average                                     Average
                                                  Interest      Rates                         Interest      Rates
                                  Average         Income/       Earned/       Average         Income/       Earned/
                                  Balance         Expense        Paid         Balance         Expense        Paid
                                -----------     -----------    --------     -----------     -----------    --------
INTEREST EARNING ASSETS
Taxable investments             $   127,633     $     7,941        6.22%    $   148,575     $     9,248        6.22%
Nontaxable investments (1)           28,728           2,326        8.10%         29,637           2,511        8.47%
                                -----------     -----------    --------     -----------     -----------    --------

        Total                       156,361          10,267        6.57%        178,212          11,759        6.60%
                                -----------     -----------    --------     -----------     -----------    --------

Federal funds sold                   21,411           1,314        6.14%         24,645           1,220        4.95%
Loans(2)
    Installment                      42,413           4,286       10.11%         37,034           3,554        9.60%
    Commercial(1)                   273,896          27,637       10.09%        231,166          22,151        9.58%
    Real estate
        Commercial                  550,069          49,637        9.02%        463,569          42,586        9.19%
        Construction                332,717          38,861       11.68%        250,747          27,936       11.14%
        Residential                 128,604          12,423        9.66%        113,110          10,656        9.42%
                                -----------     -----------    --------     -----------     -----------    --------

        Total                     1,327,699         132,844       10.01%      1,095,626         106,883        9.76%
                                -----------     -----------    --------     -----------     -----------    --------

Total earning assets/total
     interest income              1,505,471     $   144,425        9.59%      1,298,483     $   119,862        9.23%
                                -----------     -----------    --------     -----------     -----------    --------

Reserve for loan losses             (21,790)                                    (19,974)
Cash and due from banks              55,923                                      52,620
Other assets                         44,497                                      43,565
                                -----------                                 -----------

TOTAL ASSETS                    $ 1,584,101                                 $ 1,374,694
                                ===========                                 ===========

INTEREST BEARING LIABILITIES
Money Market, Sweep &
     NOW accounts               $   219,425     $     7,048        3.21%    $   196,997     $     4,998        2.54%
Savings accounts                    170,905           6,389        3.74%        197,126           7,030        3.57%
Other time deposits                 674,269          41,238        6.12%        527,450          28,050        5.32%
                                -----------     -----------    --------     -----------     -----------    --------

Total interest bearing
     deposits                     1,064,599          54,675        5.14%        921,573          40,078        4.35%

Short-term borrowings                31,074           1,821        5.86%         34,706           1,579        4.55%
FHLB borrowings                     103,659           6,232        6.01%         72,097           3,795        5.26%
                                -----------     -----------    --------     -----------     -----------    --------

Total interest bearing
     liabilities/total
     interest expense             1,199,332          62,728        5.23%      1,028,376          45,452        4.42%
                                -----------     -----------    --------     -----------     -----------    --------

Noninterest bearing
     deposits                       187,759                                     175,114
Other liabilities                    14,563                                      11,922
Shareowners' equity                 182,447                                     159,326
                                -----------                                 -----------

TOTAL LIABILITIES
     AND CAPITAL                $ 1,584,101                                 $ 1,374,738
                                ===========                                 ===========

NET INTEREST INCOME                             $    81,697                                 $    74,410
                                                ===========                                 ===========

NET YIELD ON INTEREST
     EARNING ASSETS                                                5.43%                                       5.73%
                                                               ========                                    ========

                                       Year Ended December 31,
                                ---------------------------------------
                                                 1998
                                ---------------------------------------
In Thousands                                                   Average
                                                 Interest       Rates
                                  Average         Income/       Earned/
                                  Balance         Expense        Paid
                                -----------     -----------    --------
INTEREST EARNING ASSETS
Taxable investments             $   117,111     $     7,654        6.54%
Nontaxable investments (1)           29,835           2,517        8.44%
                                -----------     -----------    --------

        Total                       146,946          10,171        6.92%
                                -----------     -----------    --------

Federal funds sold                   78,588           4,187        5.33%
Loans(2)
    Installment                      35,463           3,411        9.62%
    Commercial(1)                   220,553          22,398       10.16%
    Real estate
        Commercial                  378,290          36,596        9.67%
        Construction                167,799          19,765       11.78%
        Residential                 125,716          12,855       10.23%
                                -----------     -----------    --------

        Total                       927,821          95,025       10.24%
                                -----------     -----------    --------

Total earning assets/total
     interest income              1,153,355     $   109,383        9.48%
                                -----------     -----------    --------

Reserve for loan losses             (18,129)
Cash and due from banks              47,510
Other assets                         42,906
                                -----------

TOTAL ASSETS                    $ 1,225,642
                                ===========

INTEREST BEARING LIABILITIES
Money Market, Sweep &
     NOW accounts               $   182,543     $     5,128        2.81%
Savings accounts                    180,898           6,797        3.76%
Other time deposits                 496,845          28,222        5.68%
                                -----------     -----------    --------

Total interest bearing
     deposits                       860,286          40,147        4.67%

Short-term borrowings                24,858           1,202        4.84%
FHLB borrowings                      35,581           1,966        5.53%
                                -----------     -----------    --------

Total interest bearing
     liabilities/total
     interest expense               920,725          43,315        4.70%
                                -----------     -----------    --------

Noninterest bearing
     deposits                       157,970
Other liabilities                    10,794
Shareowners' equity                 136,153
                                -----------

TOTAL LIABILITIES
     AND CAPITAL                $ 1,225,642
                                ===========

NET INTEREST INCOME                             $    66,068
                                                ===========

NET YIELD ON INTEREST
     EARNING ASSETS                                                5.73%
                                                               ========

(1) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.

(2) Includes nonaccruing loans.

RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - TABLE 2


                                                                    Year ended December 31,
                            ------------------------------------------------------------------------------------------------------
                                    2000 versus 1999                    1999 versus 1998                   1998 versus 1997
                            --------------------------------   --------------------------------   --------------------------------
                                Increase (Decrease) Due             Increase (Decrease) Due            Increase (Decrease) Due
In Thousands                         to Change in                         to Change in                       to Change in
                            --------------------------------   --------------------------------   --------------------------------
                                                    Total                              Total                              Total
                             Average    Average    Increase    Average     Average    Increase    Average    Average     Increase
                             Volume      Rate     (Decrease)    Volume      Rate     (Decrease)    Volume      Rate     (Decrease)
                            --------   --------   ----------   --------   --------   ----------   --------   --------   ----------
INTEREST INCOME
    Taxable investments     $ (1,304)  $     (3)   $ (1,307)   $  2,056   $   (462)   $  1,594    $     75   $    (60)   $     15
    Nontaxable investments       (77)      (108)       (185)        (17)        11          (6)       (149)       (83)       (232)
                            --------   --------    --------    --------   --------    --------    --------   --------    --------

            Total             (1,381)      (111)     (1,492)      2,039       (451)      1,588         (74)      (143)       (217)

    Federal funds sold          (160)       254          94      (2,874)       (93)     (2,967)      1,437       (127)      1,310

    Loans
        Installment              516        216         732         151         (8)        143         279        (83)        196
        Commercial             4,095      1,391       5,486       1,078     (1,325)       (247)      4,171     (1,180)      2,991
        Real estate
            Commercial         7,946       (895)      7,051       8,250     (2,260)      5,990       5,620       (761)      4,859
            Construction       9,132      1,793      10,925       9,770     (1,599)      8,171       1,730        (52)      1,678
            Residential        1,460        307       1,767      (1,289)      (910)     (2,199)        (42)       250         208
                            --------   --------    --------    --------   --------    --------    --------   --------    --------

            Total             23,149      2,812      25,961      17,960     (6,102)     11,858      11,758     (1,826)      9,932

TOTAL INTEREST
    INCOME                    21,608      2,955      24,563      17,125     (6,646)     10,479      13,121     (2,096)     11,025
                            --------   --------    --------    --------   --------    --------    --------   --------    --------

INTEREST EXPENSE
    Money Market, Sweep &
        NOW accounts             569      1,481       2,050         406       (536)       (130)        875       (166)        709
    Savings accounts            (935)       294        (641)        610       (377)        233         461       (113)        348
    Other time deposits        7,806      5,401      13,207       1,736     (1,927)       (191)      2,509       (417)      2,092
                            --------   --------    --------    --------   --------    --------    --------   --------    --------

            Total interest
                 bearing
                 deposits      7,440      7,176      14,616       2,752     (2,840)        (88)      3,845       (696)      3,149

    Short-term borrowings       (165)       407         242         476        (99)        377         435        (85)        350
    FHLB borrowing             1,661        776       2,437       2,018       (189)      1,829         242          3         245
                            --------   --------    --------    --------   --------    --------    --------   --------    --------

TOTAL INTEREST
    EXPENSE                    8,936      8,359      17,295       5,246     (3,128)      2,118       4,522       (778)      3,744
                            --------   --------    --------    --------   --------    --------    --------   --------    --------

CHANGE IN NET
     INTEREST INCOME        $ 12,672   $ (5,404)   $  7,268    $ 11,879   $ (3,518)   $  8,361    $  8,599   $ (1,318)   $  7,281
                            ========   ========    ========    ========   ========    ========    ========   ========    ========



                                      -41-