Form 10-K, Exhibit 13
period 2001-12-31
FRONTIER FINANCIAL CORP /WA/
filed 2002-03-27
CIK 716457


                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                                             DECEMBER 31,
                                                                                 --------------------------------------
ASSETS                                                                                2001                  2000
                                                                                 ---------------       ----------------

Cash and due from banks                                                                $ 64,062               $ 69,709
Federal funds sold                                                                       44,800                 76,605
Investment securities
     Available for sale, at fair value                                                   48,845                117,117
     Held to maturity (Fair value 2001: $33,710; 2000: $27,272)                          32,925                 26,534
                                                                                 ---------------       ----------------

            Total investment securities                                                  81,770                143,651

Loans                                                                                 1,575,031              1,378,115
Less allowance for loan losses                                                          (26,358)               (21,907)
                                                                                 ---------------       ----------------

            Net loans                                                                 1,548,673              1,356,208

Premises and equipment, net                                                              27,695                 25,491
Other real estate owned                                                                     769                    256
Intangible assets                                                                         6,476                  1,256
Other assets                                                                             32,495                 17,642
                                                                                 ---------------       ----------------

                Total assets                                                         $1,806,740            $ 1,690,818
                                                                                 ===============       ================

LIABILITIES

Deposits
    Noninterest bearing accounts                                                      $ 238,348              $ 191,776
    Interest bearing accounts                                                         1,260,022              1,182,851
                                                                                 ---------------       ----------------

            Total deposits                                                            1,498,370              1,374,627

Federal funds purchased and securities sold under agreements to repurchase                7,696                 10,088
Federal Home Loan Bank (FHLB) advances                                                  105,137                100,163
Other liabilities                                                                        12,007                 14,163
                                                                                 ---------------       ----------------

            Total liabilities                                                          1,623,210             1,499,041
                                                                                   ---------------       ----------------


SHAREOWNERS' EQUITY

Common stock, no par value; 100,000,000 shares authorized; 19,184,879 and
    19,767,897 shares issued and outstanding in 2001 and 2000.                           115,158               101,897
Retained earnings                                                                         67,738                90,827
Accumulated other comprehensive income (loss), net of tax                                    634                  (947)
                                                                                   ---------------       ----------------

            Total shareowners' equity                                                    183,530               191,777
                                                                                   ---------------       ----------------

                Total liabilities and shareowners' equity                             $1,806,740           $ 1,690,818
                                                                                   ===============       ================



The accompanying notes are an integral part of these financial statements.


                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------------------------
                                                                                      2001              2000              1999
                                                                                  -------------     -------------     -------------
INTEREST INCOME
     Interest and fees on loans                                                      $ 138,019         $ 132,154         $ 106,364
     Interest on federal funds sold                                                      3,645             1,314             1,220
     Interest on investment securities
         Taxable                                                                         6,030             7,941             9,248
         Exempt from federal income tax                                                  1,361             1,512             1,633
                                                                                  -------------     -------------     -------------

            Total interest income                                                      149,055           142,921           118,465
                                                                                  -------------     -------------     -------------

INTEREST EXPENSE
     Interest on deposits                                                               59,097            54,675            40,078
     Interest on FHLB advances                                                           5,950             6,232             3,795
     Interest on federal funds purchased and securities
         sold under agreements to repurchase                                               409             1,821             1,579
                                                                                  -------------     -------------     -------------

            Total interest expense                                                      65,456            62,728            45,452
                                                                                  -------------     -------------     -------------

            Net interest income                                                         83,599            80,193            73,013

PROVISION FOR LOAN LOSSES                                                              (13,600)           (1,007)           (2,266)
                                                                                  -------------     -------------     -------------

            Net interest income after provision for loan losses                         69,999            79,186            70,747
                                                                                  -------------     -------------     -------------

NON INTEREST INCOME
     Service charges                                                                     3,279             2,675             2,673
     Other                                                                               5,007             4,418             5,255
                                                                                  -------------     -------------     -------------

            Total other income                                                           8,286             7,093             7,928
                                                                                  -------------     -------------     -------------

NON INTEREST EXPENSE
     Salaries                                                                           17,698            16,624            15,450
     Employee benefits                                                                   5,913             6,164             6,012
     Occupancy                                                                           6,191             5,561             5,116
     FDIC insurance premium                                                                284               226               155
     State business taxes                                                                1,824             1,729             1,458
     Other                                                                               9,439             8,259             8,146
                                                                                  -------------     -------------     -------------

            Total other expense                                                         41,349            38,563            36,337
                                                                                  -------------     -------------     -------------

INCOME BEFORE INCOME TAX                                                                36,936            47,716            42,338

PROVISION FOR INCOME TAX                                                               (12,437)          (15,600)          (14,039)
                                                                                  -------------     -------------     -------------

NET INCOME                                                                            $ 24,499          $ 32,116          $ 28,299
                                                                                  =============     =============     =============

BASIC EARNINGS PER SHARE                                                                $1.22             $1.63             $1.43
                                                                                        ======            ======            =====

DILUTED EARNINGS PER SHARE                                                              $1.21             $1.62             $1.42
                                                                                        ======            ======            =====

The accompanying notes are an integral part of these financial statements.


                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                                     Accumulated
                                                                                                         Other
                                                                                                     Comprehensive
                                                       Common Stock         Comprehensive   Retained   Income/
                                                ---------------------------
                                                   Shares        Amount        Income       Earnings     (Loss)       Total
                                                ------------- ------------- -------------- ----------- ----------- ------------
                                                ------------- ------------- -------------- ----------- ----------- ------------

Balance, December 31, 1998                        10,900,445      $ 99,067                    $48,440       $ 659     $148,166

Comprehensive Income
     Net income for 1999                                   -             -        $28,299      28,299           -       28,299
     Other comprehensive income,
         net of tax $2,234
     Unrealized gain (loss) on available
         for sale securities                               -             -         (4,149)          -      (4,149)      (4,149)
                                                                            --------------
                                                                            --------------
          Total comprehensive income                                              $24,150
                                                                            ==============
                                                                            ==============
Stock options exercised                              131,827         1,176                          -           -        1,176
Purchase of common shares                            (36,803)         (216)                      (523)          -         (739)
Sale of common stock                                  15,162           301                          -           -          301
Cash dividend paid                                                       -                     (4,852)          -       (4,852)
Two-for-one stock split                            8,758,499
Stock options income tax benefit                           -            58                          -           -           58
                                                ------------- -------------                ----------- ----------- ------------
                                                ------------- -------------                ----------- ----------- ------------

Balance, December 31, 1999                        19,769,130       100,386                     71,364      (3,490)     168,260

Comprehensive Income
     Net income for 2000                                   -             -        $32,116      32,116           -       32,116
     Other comprehensive income,
         net of tax $1,369
     Unrealized gain (loss) on available
         for sale securities                               -             -          2,543           -       2,543        2,543
                                                                            --------------
                                                                            --------------
          Total comprehensive income                                              $34,659
                                                                            ==============
                                                                            ==============
Stock options exercised                              108,195         1,110                          -           -        1,110
Purchase of common shares                           (109,428)          (99)                    (2,025)          -       (2,124)
Cash dividend paid                                         -             -                    (10,628)          -      (10,628)
Stock options income tax benefit                           -           500                          -           -          500
                                                ------------- -------------                ----------- ----------- ------------
                                                ------------- -------------                ----------- ----------- ------------

Balance, December 31, 2000                        19,767,897       101,897                     90,827        (947)     191,777

Comprehensive Income
     Net income for 2001                                   -             -        $24,499      24,499           -       24,499
     Other comprehensive income,
         net of tax $851
     Unrealized gain (loss) on available
         for sale securities                               -             -          1,581           -       1,581        1,581
                                                                            --------------
                                                                            --------------
          Total comprehensive income                                              $26,080
                                                                            ==============
                                                                            ==============
Stock options exercised                              110,567         1,206                          -           -        1,206
Stock award plan                                      19,423           451                          -           -          451
Purchase of common shares                         (1,402,400)         (280)                   (36,585)          -      (36,865)
Stock issued in merger with Interbancorp.            689,392        11,884                          -           -       11,884
Cash dividend paid                                         -             -                    (11,003)          -      (11,003)
                                                ------------- -------------                ----------- ----------- ------------
                                                ------------- -------------                ----------- ----------- ------------

Balance, December 31, 2001                        19,184,879     $ 115,158                    $67,738       $ 634     $183,530
                                                ============= =============                =========== =========== ============
                                                ============= =============                =========== =========== ============

The accompanying notes are an integral part of these financial statements.


                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------------------
                                                                                       2001              2000               1999
                                                                                   --------------    --------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                          $24,499           $32,116           $28,299
     Adjustments to reconcile net income to net
            cash provided by operating activities
         Depreciation and amortization                                                     3,043             2,269             2,463
         Provision for loan losses                                                        13,600             1,007             2,266
         Gain on sale of other real estate owned                                             121                 -             (748)
         Gain on sale of fixed assets                                                          7                91                70
         Deferred taxes                                                                     (273)              380               213
         Stock award plan compensation                                                       451                 -                 -
     Changes in operating assets and liabilities
         Increase (decrease) in income taxes payable                                        (530)              425           (1,570)
         Increase in interest receivable                                                  (1,377)           (2,053)            (822)
         Increase (decrease) in interest payable                                          (2,291)            3,608               498
         Proceeds from sales of mortgage loans                                            29,421            14,993            23,053
         Origination of mortgage loans held for sale                                     (32,607)          (15,341)         (21,430)
         Dividend income from Federal Home Loan Bank                                        (899)             (782)            (815)
         Increase (decrease) in other operating activities                               (12,214)           (1,245)               35
                                                                                   --------------    --------------    -------------

            Net cash provided by operating activities                                     20,951            35,468            31,512
                                                                                   --------------    --------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Net federal funds sold                                                               31,805           (71,460)           65,717
     Proceeds from maturities of available for sale
         and held to maturity securities                                                 126,213            17,192            61,755
     Purchase of investment securities available for sale                                (59,487)           (1,500)         (21,320)
     Purchase of investment securities held to maturity                                     (988)                -          (21,288)
     Cash acquired in merger                                                               5,746                 -                 -
     Net cash flows from loan activities                                                (203,551)         (190,308)        (181,687)
     Purchases of premises and equipment                                                  (4,898)             (991)          (4,540)
     Proceeds from the sale of other real estate owned                                        37               736             2,206
     Other investing activities                                                              138               (23)              558
                                                                                   --------------    --------------    -------------

            Net cash used by investing activities                                       (104,985)         (246,354)         (98,599)
                                                                                   --------------    --------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in core deposit accounts                                                 188,112            33,390             7,317
     Net change in certificates of deposit                                               (64,369)          217,520            23,717
     Stock options exercised                                                               1,206             1,110             1,176
     Cash dividends paid                                                                 (10,653)           (8,150)          (4,852)
     Purchase of common shares                                                           (36,865)           (2,124)            (739)
     Sale of common shares                                                                     -                 -               301
     Net change in federal funds purchased and securities sold under
         agreements to repurchase                                                         (2,392)          (19,103)          (2,792)
     Advances from the Federal Home Loan Bank                                             10,000           115,000           155,005
     Repayments to the Federal Home Loan Bank                                             (5,026)         (110,026)        (110,025)
     Other financing activities                                                           (1,626)             (120)          (1,153)
                                                                                   --------------    --------------    -------------

            Net cash provided by financing activities                                     78,387           227,497            67,955
                                                                                   --------------    --------------    -------------

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                                            (5,647)           16,611               868

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                                              69,709            53,098            52,230
                                                                                   --------------    --------------    -------------

CASH AND DUE FROM BANKS AT END OF YEAR                                                   $64,062           $69,709           $53,098
                                                                                   ==============    ==============    =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid during the year for interest                                              $67,747           $59,148           $44,959
     Cash paid during the year for income taxes                                          $13,240           $14,910           $15,923

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
     Other real estate acquired in settlement of loans in 2001, 2000 and 1999 were $550 thousand, $122 thousand and $501 thousand, respectively.

The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of Frontier Financial Corporation (the Corporation or FFC), a financial holding company, and its wholly-owned subsidiaries, Frontier Bank (the Bank), and FFP, Incorporated (FFP). FFP owns certain real property which is leased to the Bank for use in its operations. Significant intercompany account balances and transactions have been eliminated. Assets held by the Bank in an agency or fiduciary capacity are not included in the accompanying financial statements.

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

Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Income on nonaccrual loans is then recognized only to the extent cash is received and where the future collection of principal is probable. Accruals are resumed only when the loan is brought current, and when, in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan or the fair market value of the loan's collateral.

A loan is considered impaired when management determines it is probable that all contractual amounts of principal and interest will not be paid as scheduled in the loan agreement. These loans include all loans in nonaccrual, loans restructured, and other loans that management considers to be impaired.

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

(i) Retirement Plans - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $1.4 million in 2001, $2.0 million in 2000, and $2.0 million in 1999. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 6% of employee's eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

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

(o) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(p) Reclassifications - Certain amounts in prior years' financial statements have been reclassified to conform to the 2001 presentation.

NOTE TWO - Mergers

Liberty Bay Financial Corporation (LBFC)

In July 2000, Liberty Bay Financial Corporation (LBFC) and its subsidiaries were merged into the Corporation. In connection with this transaction, the Corporation issued 2,223,543 shares of common stock to the shareowners of LBFC in an exchange that gave LBFC shareowners 10.5 shares of the Corporation's stock for one share of LBFC stock. The merger has been accounted for as a pooling-of-interests pursuant to generally accepted accounting principles. Accordingly, the Corporation's consolidated financial statements have been restated for all periods prior to the acquisition to include the financial position, results of operations, and cash flow of LBFC. All significant intercompany account balances and transactions of LBFC and the Corporation have been eliminated. At the date of acquisition, LBFC had total assets of $188.3 million, revenue of $10.1 million, and net income of $1.6 million. The effects of the restatement on revenues, net income and shareowner's equity are shown below:


In Thousands                                                 1999
-------------                                                ----

Revenues
     The Corporation (as previously reported)               $109,573
     LBFC                                                     16,820
                                                          -----------

As Restated                                                 $126,393
                                                          ===========

Net Income
    The Corporation (as previously reported)                 $25,660
     LBFC                                                      2,639
                                                          -----------

As Restated                                                  $28,299
                                                          ===========

Shareowners' equity
    The Corporation (as previously reported)                $147,369
     LBFC                                                     20,891
                                                          -----------

As Restated                                                 $168,260
                                                          ===========

Interbancorp, Inc. (Interbancorp)

On February 2, 2001, the Corporation completed the acquisition of Interbancorp. The Corporation issued 689,392 shares for a value of $11.9 million and assumed arrangements for optioned shares, in exchange for all outstanding common shares of Interbancorp. Interbancorp operated Valley Community Bank in Duvall, Washington and Kirkland Bank of Commerce in Kirkland, Washington through its wholly owned subsidiary, Inter Bank. Inter Bank had received regulatory approval to open a third office, to be located at Totem Lake, Washington. As a result of the merger Interbancorp, and Inter Bank were merged into the Corporation. The acquisition was accounted for as a purchase and resulted in the recording of approximately $6.1 million of costs in excess of the fair value of Interbancorp net assets acquired (goodwill). Founded in 1990, Inter Bank was a community commercial bank that had, before recording of purchase accounting adjustments, approximately $72 million in total assets, $54 million in loans, $65 million in deposits and $5.6 million in shareowners' equity at February 2, 2001. The assets and operations of Interbancorp are included in the consolidated financial statements since February 2, 2001.


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

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:

In Thousands
                                                                            Gross            Gross
2001                                                   Amortized            Unrealized       Unrealized         Fair
----
                                                          Cost              Gains            Losses             Value
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------
Available for sale
     U.S. Treasury bonds                                     $ 251              $ 35                  -               $ 286
     U.S. Agency bonds                                       1,653                36                  -               1,689
     Municipal securities                                       50                 -                  -                  50
     Corporate bonds                                        28,652               634             $ (128)             29,158
     Equities                                               17,263               425                (26)             17,662
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

                                                            47,869             1,130               (154)             48,845
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

Held to maturity
     Certificates of deposits                                8,000                 -                  -               8,000
     Municipal securities                                   23,437               865                  -              24,302
     Corporate bonds                                         1,488                 -                (80)              1,408
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

                                                            32,925               865                (80)             33,710
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

         Total Securities                                  $80,794           $ 1,995             $ (234)            $82,555
                                                      =============       ===========       ============       =============
                                                      =============       ===========       ============       =============



                                                                             Gross             Gross
2000                                                      Amortized          Unrealized        Unrealized         Fair
----
                                                          Cost               Gains             Losses             Value
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------
Available for sale
     U.S. Treasury bonds                                     $ 251              $ 43                  -               $ 294
     U.S. Agency bonds                                      78,562                 7           $ (1,470)             77,099
     Municipal securities                                       50                 -                  -                  50
     Corporate bonds                                        23,545               122                (23)             23,644
     Equities                                               16,165                 -               (135)             16,030
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

                                                           118,573               172             (1,628)            117,117
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

Held to maturity
     Municipal securities                                   26,034               750                 (1)             26,783
     Corporate bonds                                           500                 -                (11)                489
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

                                                            26,534               750                (12)             27,272
                                                      -------------       -----------       ------------       -------------
                                                      -------------       -----------       ------------       -------------

         Total Securities                                 $145,107             $ 922           $ (1,640)          $ 144,389
                                                      =============       ===========       ============       =============
                                                      =============       ===========       ============       =============

Contractual maturities of investment securities as of December 31, 2001 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.


In Thousands
                                                        Available for Sale                    Held to Maturity
                                                   -----------------------------     -----------------------------
                                                  Amortized          Fair             Amortized          Fair
                                                    Cost            Value                Cost           Value
                                                 ------------    -------------       -------------   -------------
Maturity
    Less than one year                              $20,447          $20,881             $ 8,370         $ 8,378
    One to five years                                25,111           25,644              20,435          21,180
    Five to ten years                                   214              220               2,632           2,744
    Over ten years                                    2,097            2,100               1,488           1,408
                                                 ------------    -------------       -------------   -------------

                                                    $47,869          $48,845             $32,925         $33,710
                                                 ============    =============       =============   =============

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 70% and 56% of the investments in corporate bonds at December 31, 2001 and 2000, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 16% and 21% of the investments in corporate bonds at December 31, 2001 and 2000, respectively, consisted of investments in companies doing business in the industrial sector.

For the years ended December 31, 2001, 2000, and 1999 there were no sales of securities. Investment securities, with a book value of $8.0 million and $16.2 million with fair values of $8.0 million and $15.8 million in 2001 and 2000, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

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

Major classifications of loans at December 31 are as follows:


In Thousands                                                                                          2001              2000
------------
                                                                                                 ---------------    --------------

     Commercial                                                                                       $ 317,284         $ 283,890
     Real estate commercial                                                                             660,890           586,163
     Real estate construction                                                                           416,545           339,599
     Real estate mortgage                                                                               138,854           127,714
     Installment                                                                                         47,741            47,192
                                                                                                 ---------------    --------------

                                                                                                      1,581,314         1,384,558
     Less deferred loan fees                                                                             (6,283)           (6,443)
                                                                                                 ---------------    --------------

                                                                                                    $ 1,575,031        $1,378,115
                                                                                                 ===============    ==============


Contractual maturities of loans as of December 31, 2001 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.



In Thousands                                                   Within               1-5              After
------------
                                                               1 Year              Years            5 Years             Total
                                                           ----------------    --------------    ---------------    --------------

     Commercial                                                   $181,094          $117,186            $18,667          $316,947
     Real estate commercial                                         70,839           429,753            159,390           659,982
     Real estate construction                                      338,880            67,365              6,256           412,501
     Real estate mortgage                                           33,087            94,403             10,278           137,768
     Installment                                                    12,713            19,460             15,660            47,833
                                                           ----------------    --------------    ---------------    --------------

                                                                  $636,613          $728,167           $210,251        $1,575,031
                                                           ================    ==============    ===============    ==============

     Loans maturing after                                                           1-5              After
         one year with:                                                            Years            5 Years
                                                                               --------------    ---------------

     Fixed rates                                                                    $608,816           $125,405
     Variable rates                                                                  119,351             84,846
                                                                               --------------    ---------------

                                                                                    $728,167           $210,251
                                                                               ==============    ===============


LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:



In Thousands                                                                       2001               2000              1999
------------
                                                                               --------------    ---------------    --------------

     Balance at beginning of year                                                    $21,907            $21,007           $19,288
     Merger                                                                              652
     Provision charged to operating expense                                           13,600              1,007             2,266
     Deduct
         Loans charged-off                                                           (10,693)              (933)             (923)
         Less recoveries                                                                 892                826               376
                                                                               --------------    ---------------    --------------

                 Net recoveries (charge-offs)                                         (9,801)              (107)             (547)
                                                                               --------------    ---------------    --------------

     Balance at year-end                                                             $26,358            $21,907           $21,007
                                                                               ==============    ===============    ==============



The Bank had loans amounting to $17.6 million at December 31, 2001, $4.0 million at December 31, 2000, and $1.6 million at December 31, 1999 that were specifically classified as impaired with an average balance during the year of $27.0 million, $4.1 million, and $1.0 million, respectively. The allowance for loan losses related to these loans was approximately $2.6 million in 2001, $712 thousand in 2000, and $1.0 million in 1999. Interest collected on these loans in cash and included in income amounted to $1.6 million in 2001, $284 thousand in 2000, and $161 thousand in 1999. If interest on these loans had been accrued the additional amount of such income would have approximated $958 thousand in 2001, $407 thousand in 2000, and $100 thousand in 1999. At December 31, 2001 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

The Bank had a loan amounting to $6.2 million classified as impaired (which is included in the above impaired total) at December 31, 2001 that was restructured and is currently performing. The allowance for loan losses related to this loan was $778 thousand. At December 31, 2001 there were no commitments to lend additional funds to this borrower whose loan had been restructured.

NONPERFORMING ASSETS

The Bank's nonperforming assets (includes loans in nonaccrual and other real estate owned) total .68% of total assets at December 31, 2001. See accounting policies under note one regarding nonaccrual and impaired loan criteria.

OTHER REAL ESTATE OWNED

From time-to-time management has written-off various parcels of other real estate owned due to unresolved issues relating to permitting, zoning and wetlands. Management is attempting to work through the above mentioned issues to be able to effectively market these properties. Contingent gains could be realized, should the above issues be favorably resolved.

NOTE FIVE - Premises And Equipment

Premises and equipment at December 31 are comprised of the following:

In Thousands                                                                                          2001              2000
------------
                                                                                                 ---------------    --------------

     Premises                                                                                           $22,778           $21,293
     Furniture, fixtures and equipment                                                                   13,527            11,692
     Land                                                                                                 8,878             7,513
     Construction in progress                                                                               367               153
                                                                                                 ---------------    --------------

                                                                                                         45,550            40,651
     Less accumulated depreciation                                                                      (17,855)          (15,160)
                                                                                                 ---------------    --------------

                                                                                                        $27,695           $25,491
                                                                                                 ===============    ==============

Depreciation expense on premises and equipment totaled $2.3 million in 2001, $2.0 million in 2000 and 1999 respectively.

NOTE SIX - Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands                                                                                          2001              2000
------------
                                                                                                 ---------------    --------------

     Money market and NOW accounts                                                                     $295,953          $262,426
     Savings                                                                                            263,858           155,845
     Time deposits, $100,000 and over                                                                   299,120           364,335
     Other time deposits                                                                                401,091           400,245
                                                                                                 ---------------    --------------

                                                                                                     $1,260,022        $1,182,851
                                                                                                 ===============    ==============

The total remaining maturity schedule for time deposits is as follows:

In Thousands
------------
         December 31,                                                 2002                             $582,472
                                                                      2003                               47,114
                                                                      2004                               17,668
                                                                      2005                               31,442
                                                                      2006                               15,710
                                                                Thereafter                                5,805
                                                                                                     ----------
                                                                                                       $700,211
                                                                                                     ==========


NOTE SEVEN - Credit Arrangements

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets. At December 31, 2001, committed lines of credit agreements totaling approximately $40 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates.

NOTE EIGHT - Federal Home Loan Bank (FHLB) Advances

Contractual maturities of FHLB advances as of December 31, 2001 are shown below. Expected maturities will differ from contractual maturities because FHLB has the right to call without penalties:

                                                  2001                                     2000
                                        ------------------------------------     --------------------------------------
                                                                  Interest                                 Interest
In Thousands                                 Amount                  Rates               Amount               Rates
------------
                                         ---------------     ----------------     ---------------     ------------------

    Within one year                                   -                                  $60,010         4.93%-7.08%
    Two to three years                                -                                        -
    Four to nine years                           $5,000           4.84%                   30,070         4.84%-7.32%
    Ten to fifteen years                        100,137        4.77%-7.32%                10,083         5.67%-6.67%
                                         ---------------                          ---------------
                                               $105,137                                 $100,163
                                         ===============                          ===============


Advances from FHLB are collateralized by qualifying first mortgage loans and government agency securities as required by the Agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:


  In Thousands                                                      2001                 2000
  ------------
                                                               ----------------     ---------------
                                                               ----------------     ---------------

      Maximum outstanding at any month-end                            $105,161            $125,182
      Average outstanding                                              105,094             103,659
      Weighted average interest rates:
                  Annual                                                 5.66%               6.01%
                  End of year                                            5.57%               5.69%


NOTE NINE - Securities Sold Under Agreements To Repurchase

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase on a short-term basis. The securities underlying the agreements were held by a safekeeping agent under control by the Bank. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreement to repurchase were $3.3 million in 2001 and $3.9 million in 2000. The average daily balance of outstanding agreements during the period was $4.7 million in 2001 and $18.0 million in 2000, with maximum outstanding agreements at any month-end of $5.5 million and $30.7 million, respectively.

NOTE TEN - Income Tax

The components of the provision for income tax are as follows:

 In Thousands                                                          2001               2000               1999
 ------------
                                                                  ---------------    ----------------   ----------------

     Current                                                             $12,710             $15,220            $13,826
     Deferred                                                               (273)                380                213
                                                                  ---------------    ----------------   ----------------

                                                                         $12,437             $15,600            $14,039
                                                                  ===============    ================   ================


The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:


In Thousands                                                          2001               2000
------------
                                                                 ---------------    ----------------

    Deferred tax assets
       Allowance for possible loan losses,
           in excess of tax reserves                                     $9,225              $7,577
       Other deferred tax assets                                          1,151               1,434
                                                                 ---------------    ----------------

           Total deferred tax assets                                     10,376               9,011
                                                                 ---------------    ----------------

    Deferred tax liabilities
       FHLB stock dividends                                              (2,000)             (1,654)
       Other deferred tax liabilities                                    (1,964)             (1,218)
                                                                 ---------------    ----------------

           Total deferred tax liabilities                                (3,964)             (2,872)
                                                                 ---------------    ----------------

           Net deferred tax assets                                       $6,412              $6,139
                                                                 ===============    ================

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.



A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

In Thousands                            2001                             2000                             1999
------------
                                    -----------------------------    ------------------------------   ------------------------------
                                       Amount           Rate            Amount            Rate           Amount            Rate
                                    -------------   -------------    -------------    -------------   -------------    -------------

Income tax provision
     at statutory rate                   $12,928             35%          $16,700              35%         $14,779              35%

Effect of nontaxable
     interest income                        (809)             (2)            (845)              (2)           (796)              (2)

Other                                        318               -             (255)               -              56                -
                                    -------------   -------------    -------------    -------------   -------------    -------------

                                         $12,437             33%          $15,600              33%         $14,039              33%
                                    =============   =============    =============    =============   =============    =============



NOTE ELEVEN - Shareowners' Equity And Regulatory Matters

In addition to 100 million shares of common stock authorized, the Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock.

In December 2001, the Board of Directors declared a $.145 per share cash dividend to shareowners of record as of January 7, 2002, and payable on January 22, 2002.

In January 2000, the Board announced the adoption of a stock repurchase program authorizing the Corporation to repurchase up to 5% of its outstanding stock in the open market over the next two years. The program was cancelled in March 2000 due to the Corporation's pending merger with Liberty Bay Financial Corporation. In January 2001 a new plan was approved. On October 17, 2001 the Board of Directors authorized to repurchase an additional 5% of outstanding common stock. The Corporation has repurchased 94,400 and 1,402,400 shares in 2000 and 2001, respectively. There are 460,000 shares remaining under the current plan.

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

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to average assets is referred to as the Tier I ratio. Management believes, as of December 31, 2001 and 2000 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

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

In Thousands                                                                   To Be Well
------------
                                                                            Capitalized Under
                                                                            Prompt Corrective                  For Capital
                                                 Actual                     Action Provisions               Adequacy Purposes
                                       ----------------------------    ----------------------------    ----------------------------
2001                                      Amount          Ratio           Amount          Ratio           Amount          Ratio
----
                                       -------------    -----------    -------------    -----------    -------------    -----------

     Total Capital (to risk
            weighted assets)
         Consolidated                      $197,014         12.00%         $164,172         10.00%         $131,337          8.00%
         Frontier Bank                      184,792         11.36%          162,694         10.00%          130,155          8.00%

     Tier I Capital (to risk
            weighted assets)
         Consolidated                       176,420         10.75%           98,503          6.00%           65,669          4.00%
         Frontier Bank                      164,381         10.10%           97,616          6.00%           65,078          4.00%

     Tier I Capital (to
            average assets)
         Consolidated                       176,420          9.70%           90,945          5.00%           72,756          4.00%
         Frontier Bank                      164,381          9.13%           90,013          5.00%           72,010          4.00%


2000

     Total Capital (to risk
            weighted assets)
         Consolidated                      $209,536         14.49%         $144,625         10.00%         $115,700          8.00%
         Frontier Bank                      207,935         14.50%          143,389         10.00%          114,711          8.00%

     Tier I Capital (to risk
            weighted assets)
         Consolidated                       191,411         13.23%           86,775          6.00%           57,850          4.00%
         Frontier Bank                      189,962         13.25%           86,033          6.00%           57,355          4.00%

     Tier I Capital (to
            average assets)
         Consolidated                       191,411         11.51%           81,646          5.00%           65,317          4.00%
         Frontier Bank                      189,962         11.74%           80,912          5.00%           64,729          4.00%


Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock (approximately $5.3 million and $4.8 million at December 31, 2001 and 2000, respectively).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $6.8 million in 2001 and $9.1 million in 2000.

NOTE TWELVE - Benefit Plans

On January 2, 2001 the Corporation adopted a 2001 Stock Award Plan for selected employees, officers and directors to advance the best interest of the Corporation by providing persons who have substantial responsibility for the management and growth of the Corporation and its subsidiaries. The maximum number of shares that may be issued is 100,000 and is adjusted to reflect any future common share dividends, splits, recapitalization or reorganization. During fiscal 2001, 19,423 shares with a market value of $451 thousand were awarded under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

On February 17, 1999 the Corporation adopted the 1999 Employee Stock Award Plan to recognize, motivate, and reward eligible employees for longstanding performance with the Corporation and its subsidiaries. The employees eligible to receive stock awards under this plan must have been employees of the Corporation for at least 20 years, or some other tenure as determined from time to time by the Board of Directors. The maximum number of shares that may be issued is 10,000 and are adjusted to reflect future common share dividends, splits, recapitalization or reorganization. Currently there have been 924 shares issued under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

In 1998, the shareowners of the Corporation approved an Incentive Stock Option Plan (the Plan) to promote the best interest of the Corporation, its subsidiaries and its shareowners, by providing an incentive to those key employees who contribute to the operating success of the Corporation. The maximum number of shares that may be issued under the Plan is 750,000 common shares of the Corporation. Options issued and outstanding are adjusted to reflect any future common stock dividends, splits, recapitalization, or reorganization. The Board of Directors make available sufficient shares for each option granted. Options are granted at fair market value and vest immediately. Options expire ten years from the date of grant, and are subject to certain restrictions and limitations.

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

For the most part, variables and assumptions are used in the model. For the periods 2001, 2000, and 1999 the risk-free interest rate is 4.65%, 4.97% and 6.47%; the dividend yield rate is 2.07%, 2.16% and 1.09% the price volatility is 72.64%, 69.28% and 63.67%; and the weighted average expected life of the options has been measured at 6 years, 6 years and 6 years, respectively.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown on the following page.

In Thousands, except for per share amounts
------------------------------------------


Proforma disclosures                               2001             2000            1999
                                                   ----             ----            ----

  Net income as reported                         $24,499         $32,116         $28,299
  Additional compensation for
     fair value of stock options                   1,431           2,120             926
                                           --------------   -------------    ------------

Proforma net income                              $23,068         $29,996         $27,373
                                           ==============   =============    ============

Earnings per share
  Basic
    As reported                                    $1.22           $1.63           $1.43
                                           ==============   =============    ============
    Proforma                                       $1.15           $1.52           $1.38
                                           ==============   =============    ============
  Diluted
    As reported                                    $1.21           $1.62           $1.42
                                           ==============   =============    ============
    Proforma                                       $1.14           $1.51           $1.37
                                           ==============   =============    ============

Stock option transactions were:

                                                                                                                     Weighted
                                                                                                                    Average of
                                                                              Shares of Common Stock            Exercisable Price
                                                                        -----------------------------------
                                                                         Available for           Under              of Shares
                                                                          Option/Award           Plans             Under Plans
                                                                        -----------------    --------------    ---------------------
             Balance, December 31, 1998                                          462,677           167,677            $17.00
                 Authorized                                                       10,000                 -
                 Granted                                                         (30,165)           30,165             21.17
                 2-for-1 stock split                                             356,213           106,856
                 Exercised                                                             -           (89,827)             8.40
                 Forfeited                                                           426              (426)            N/M
                                                                        -----------------    --------------    ---------------------

             Balance, December 31, 1999                                          799,151           214,445             13.22
                 Authorized                                                      100,000                 -
                 Granted                                                         (89,419)           89,419             21.17
                 Exercised                                                             -           (44,675)             8.40
                 Forfeited                                                         7,790            (7,790)             N/M
                 Options from merger                                                   -           137,655             16.26
                                                                        -----------------    --------------    ---------------------

             Balance, December 31, 2000                                          817,522           389,054            16.63
                 Authorized                                                            -                 -
                 Granted                                                         (93,736)           93,736            26.00
                 Exercised                                                                        (110,567)           10.91
                 Forfeited                                                         1,550            (1,550)             N/M
                 Options from merger                                                   -            40,406            10.53
                                                                        -----------------    --------------    ---------------------

             Balance, December 31, 2001                                          725,336           411,079            $19.76
                                                                        =================    ==============    =====================

The following table summarizes information concerning currently outstanding and exercisable options:

                                                Options Outstanding                Options Exercisable
                                           ------------------------------    ---------------------------------
                                             Weighted
                                              Average         Weighted                           Weighted
    Range of                                 Remaining        Average                            Average
    Exercise               Number           Contractual       Exercise         Number            Exercise
     Prices             Outstanding            Life            Price           Exercisable        Price
-----------------    -------------------   --------------   -------------    ---------------------------------

     $ 1-10                      27,004            2.12            $7.18          27,004                $7.18
      10-20                     170,179            7.03            16.98         170,179                16.98
      20-30                     213,896            9.14            23.57         213,896                23.57


In December of 2001, the Bank submitted application for insurance along with approximately a $15 million deposit on premiums to insurance companies for the purpose of purchasing bank owned life insurance for its benefit and the benefit of certain of its key employees. The Bank is in the process of securing consent forms from participants and awaiting approval and issuance of the policies from the insurance carriers. The $15 million deposit is included in other assets at December 31, 2001.

NOTE THIRTEEN - Earnings Per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

In Thousands, except for per share amounts
------------------------------------------

Proforma disclosures                                        2001                2000             1999
                                                            ----                ----             ----

Net income (numerator)                                     $24,499           $32,116          $28,299
                                                 ==================   ===============  ===============

Shares used in the calculation
     (denominator)
     Weighted average shares outstanding                20,100,000        19,735,000       19,780,000
     Effect of dilutive stock options                      165,000            94,000          163,000
                                                 ------------------   ---------------  ---------------
     Diluted shares                                     20,265,000        19,829,000       19,943,000
                                                 ==================   ===============  ===============

Basic Earnings per share                                     $1.22             $1.63            $1.43
                                                 ==================   ===============  ===============
Diluted Earnings per share                                   $1.21             $1.62            $1.42
                                                 ==================   ===============  ===============



NOTE FOURTEEN - Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 2001, 2000 and 1999 as follows and were within regulatory limitations:

In Thousands                                                                  2001              2000              1999
------------
                                                                      ---------------   ---------------    --------------

     Balance at beginning of year                                            $24,759           $29,647           $22,131
     New loans or advances                                                    12,067            12,552            17,357
     Repayments                                                               (9,404)          (17,440)           (9,841)
                                                                      ---------------   ---------------    --------------

     Balance at end of year                                                  $27,422           $24,759           $29,647
                                                                      ===============   ===============    ==============


NOTE FIFTEEN - Commitments and Contingent Liabilities

The Bank leases various branch offices under agreements which expire between 2001 and 2023. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitment through 2004 and thereafter is as follows:

  In Thousands

  Year ending December 31,      2002                               $866
                                2003                                803
                                2004                                747
                                2005                                664
                                2006                                619
                                Thereafter                        4,724
                                                          --------------
                                                                 $8,423
                                                          ==============



Rental expense charged to operations was $926 thousand in 2001, $858 thousand in 2000, and $716 thousand in 1999.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 2001 or 2000.

NOTE FIFTEEN - Commitments and Contingent Liabilities

A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 2001 follows:


                                                     Amount
                                                  --------------
Commitments to extend credit                           $296,515
Credit card arrangements                                 25,991
Commercial letters of credit                                368
Standby letters of credit                                 4,397


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


In Thousands                                            2001                                2000
------------
                                                    --------------------------------    --------------------------------
                                                      Carrying            Fair            Carrying            Fair
Assets                                                  Value             Value             Value             Value
------
                                                    --------------    --------------    --------------    --------------

     Cash and due from banks                              $64,062           $64,062           $69,709           $69,709
     Federal funds sold                                    44,800            44,800            76,605            76,605
     Investment securities
         Available for sale                                48,845            48,845           117,117           117,117
         Held to maturity                                  32,925            33,710            26,534            27,272
     Net loans                                          1,548,673         1,580,284         1,356,208         1,344,179

Liabilities

     Noninterest bearing deposits                         238,348           238,348           191,776           191,776
     Interest bearing deposits                          1,260,022         1,270,614         1,182,851         1,183,192
     Federal funds purchased
         and securities sold under
         agreements to repurchase                           7,696             7,696            10,088            10,088
     FHLB Advances                                        105,137           105,880           100,163            99,797


NOTE SEVENTEEN - Parent Company (Only) Financial Information

Condensed balance sheets at December 31:

        In Thousands                                                                                   2001              2000
        ------------
                                                                                                 ---------------   ---------------
        ASSETS
           Cash                                                                                           $1,109            $1,180
           Investment in subsidiaries:
                       Bank                                                                              164,291           178,228
                       Nonbank                                                                             4,318             4,207
           Investment securities
                       Available for sale, at fair value                                                   5,962             5,499
                       Held to maturity (Fair value 2001: $1,489; 2000: $500)                              1,488               500
           Premises, net                                                                                   1,917             1,987
           Other assets                                                                                    8,027             2,832
                                                                                                  ---------------   ---------------

                                                                                                        $187,112          $194,433
                                                                                                  ===============   ===============
        LIABILITIES
           Other liabilities                                                                              $3,582            $2,656
                                                                                                  ---------------   ---------------

        SHAREOWNERS' EQUITY
           Common stock                                                                                  115,158           101,897
           Retained earnings                                                                              67,738            90,827
           Accumulated other comprehensive income (loss), net of tax                                         634              (947)
                                                                                                  ---------------   ---------------

           Total Shareowners' equity                                                                     183,530           191,777
                                                                                                  ---------------   ---------------

                                                                                                        $187,112          $194,433
                                                                                                  ===============   ===============



Condensed statements of income for the years ended December 31:


In Thousands                                                                   2001              2000              1999
------------
                                                                           --------------    --------------    --------------
         Income
            Dividends from Bank                                                  $46,488           $12,442            $7,147
            Other dividends                                                           92                74                50
            Rental                                                                   376               374               360
            Interest                                                                 367               279                75
                                                                           --------------    --------------    --------------

                 Total income                                                     47,323            13,169             7,632
                                                                           --------------    --------------    --------------

         Expenses
            Interest                                                                   2                15                 5
            Personnel                                                                291               344               364
            Depreciation and amortization                                            698               558               403
            Other                                                                    835               701               625
                                                                           --------------    --------------    --------------

                 Total expenses                                                    1,826             1,618             1,397
                                                                           --------------    --------------    --------------

         Income before equity in undistributed income
            of subsidiaries and benefit equivalent to
            income tax                                                            45,497            11,551             6,235

         Benefit equivalent to income tax                                            166               188               296
                                                                           --------------    --------------    --------------

         Income before equity in undistributed income
            of subsidiaries                                                       45,663            11,739             6,531

         Equity (deficit) in undistributed
            income of subsidiaries                                               (21,164)           20,377            21,768
                                                                           --------------    --------------    --------------

                 Net income                                                      $24,499           $32,116           $28,299
                                                                           ==============    ==============    ==============



Condensed statements of cash flows for the years ended December 31:



In Thousands                                                                   2001              2000              1999
------------
                                                                           --------------    --------------    --------------
Cash flows from operating activities
         Net income                                                              $24,499           $32,116           $28,299
         Adjustments to reconcile net income to net cash
                 provided by operating activities
            Equity in income of subsidiaries                                     (25,325)          (32,819)          (28,915)
            Dividends received from bank                                          46,488            12,442             7,147
            Depreciation and amortization                                            698               558               403
            Other operating activities                                             1,447              (584)              807
                                                                           --------------    --------------    --------------

                 Net cash flows from operating activities                         47,807            11,713             7,741
                                                                           --------------    --------------    --------------

         Purchase of available for sale securities                                  (988)           (1,500)           (2,328)
         Purchases of held to maturity securities                                      -                 -              (500)
         Other investment activities                                                   -                 -            (1,034)
                                                                           --------------    --------------    --------------

                 Net cash flows from investing activities                           (988)           (1,500)           (3,862)
                                                                           --------------    --------------    --------------

Cash flows from financing activities
         Stock options exercised                                                   1,206             1,110             1,176
         Purchase of common shares                                               (36,865)           (2,124)             (739)
         Sale of common shares                                                         -                 -               301
         Cash dividends paid to shareowners                                      (10,653)           (8,150)           (4,852)
         Other financing activities                                                 (578)             (306)                6
                                                                           --------------    --------------    --------------

                 Net cash flows from financing activities                        (46,890)           (9,470)           (4,108)
                                                                           --------------    --------------    --------------

Increase (decrease) in cash                                                          (71)              743              (229)

Cash at beginning of year                                                          1,180               437               666
                                                                           --------------    --------------    --------------

Cash at end of year                                                               $1,109            $1,180              $437
                                                                           ==============    ==============    ==============


NOTE EIGHTEEN - New Accounting Pronouncements

Statements of Financial Accounting Standard (SFAS) No. 141, and No. 142. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. The impact of this application is expected to reduce amortization expense by approximately $400 thousand per year. Other intangible assets will continue to be amortized over their useful lives.

The Bank will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Corporation will perform the first of the required impairment tests of goodwill and indefinite lives intangible assets as of January 1, 2002. The effect of these tests on earnings and the Corporation's financial position has not yet been determined.

Statement of Financial Accounting Standard (SFAS) No. 143, Accounting for Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. The Corporation does not expect the Statement will result in a material impact on its financial position or results of operations. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. The Corporation does not expect the Statement will result in a material impact on its financial position or results of operations.

NOTE NINETEEN - Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income



                                                                                2001 Quarter Ended
In Thousands                                                                        (Unaudited)
------------
                                                     --------------------------------------------------------------------------
                                                        December 31        September 30        June 30             March 31
                                                        -----------        ------------        -------             --------
Interest income                                             $35,503             $37,524            $38,251             $37,777
Interest expense                                             13,744              16,146             17,598              17,968
                                                     ---------------    ----------------    ---------------     ---------------
  Net interest income                                        21,759              21,378             20,653              19,809
Provision for loan losses                                   (13,000)               (100)              (100)               (400)
                                                     ---------------    ----------------    ---------------     ---------------
Net interest income after provision
   for loan losses                                            8,759              21,278             20,553              19,409
Non interest income                                           2,152               2,200              2,096               1,838
Non interest expense                                         11,410              10,031             10,090               9,818
                                                     ---------------    ----------------    ---------------     ---------------
Income (loss) before income tax                                (499)             13,447             12,559              11,429
Provision for federal income tax                                406              (4,607)            (4,161)             (4,075)
                                                     ---------------    ----------------    ---------------     ---------------
Net income (loss)                                              ($93)             $8,840             $8,398              $7,354
                                                     ===============    ================    ===============     ===============
Basic earnings per common share                               $0.00               $0.44              $0.42               $0.36
Diluted earnings per common share                             $0.00               $0.43              $0.41               $0.36
Weighted average basic shares outstanding                19,483,284          20,313,402         20,179,881          20,244,434
Weighted average diluted shares outstanding              19,663,686          20,503,327         20,318,395          20,374,378



                                                                                2000 Quarter Ended
In Thousands                                                                        (Unaudited)
------------
                                                     --------------------------------------------------------------------------
                                                        December 31        September 30        June 30             March 31
                                                        -----------        ------------        -------             --------
Interest income                                             $37,315             $37,271            $35,535             $32,800
Interest expense                                             17,163              16,676             15,188              13,701
                                                     ---------------    ----------------    ---------------     ---------------
  Net interest income                                        20,152              20,595             20,347              19,099
Provision for loan losses                                      (100)               (345)              (270)               (292)
                                                     ---------------    ----------------    ---------------     ---------------
Net interest income after provision
   for loan losses                                           20,052              20,250             20,077              18,807
Non interest income                                           1,589               2,188              1,653               1,663
Non interest expense                                         10,603               9,558             10,127               8,275
                                                     ---------------    ----------------    ---------------     ---------------
Income before income tax                                     11,038              12,880             11,603              12,195
Provision for federal income tax                             (3,130)             (4,477)            (3,856)             (4,137)
                                                     ---------------    ----------------    ---------------     ---------------
Net income                                                   $7,908              $8,403             $7,747              $8,058
                                                     ===============    ================    ===============     ===============
Basic earnings per common share                               $0.40               $0.43              $0.39               $0.41
Diluted earnings per common share                             $0.40               $0.42              $0.39               $0.41
Weighted average basic shares outstanding                19,734,969          19,719,073         19,712,187          19,771,933
Weighted average diluted shares outstanding              19,828,829          19,808,960         19,799,716          19,891,883


                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION
-------------------------------------------------------------------------------

OVERVIEW OF REPORTED RESULTS

Net income for 2001 was $24.5 million, down $7.6 million or 23.7%. Net income for 2000 was $32.1 million, up $3.8 million, or 13.5% and net income for 1999 was $28.3 million, up $4.0 million or 16.6%. The downward interest rate environment caused a rapid tightening of the net interest margin and for the first time in the twenty three years net income did not exceed the prior year. However, in spite of the disappointing year, the Corporation outperformed peers in 2001 (please see the President's letter). Net interest income increased 4.2%; non-interest income increased 16.8% and expense control remained excellent with an efficiency ratio of 43% for the year as compared to 44% in 2000. Diluted earnings per share were $1.21 in 2001 and $1.62 in 2000.

Return on average assets (ROA) was 1.35% in 2001; 2.03% in 2000 and 2.06% in 1999. Return on average equity (ROE) was 11.63% in 2001; 17.60% in 2000 and 17.76% in 1999.

GEOGRAPHIC MARKET AREA

Frontier Financial Corporation is a single-bank financial holding company headquartered in the city of Everett, Snohomish County, Washington. Snohomish County is located north of Seattle and is the state's third largest county. Everett, the largest city in Snohomish County, is located approximately 30 miles north of Seattle, and is home to the Corporation and the Boeing 747/777 plant. The Corporation has diversified its geographic concentration over the years and now has a market area which encompasses Skagit County, the contiguous county to the north, and Whatcom County, which borders Canada, and is the contiguous county to the north of Skagit County. To the south of Snohomish County, the Corporation has offices in contiguous King County and, in 1998 expanded further south to Pierce County, which is the contiguous county south of King County. In 2000, the Corporation acquired eight offices in Clallam, Jefferson and Kitsap counties which are located on the west and north side of Puget Sound on what is called the Olympic Peninsula. In February 2001, the Corporation acquired three offices in Kirkland and Duvall, which is located in King County and expanded the Corporation's footprint along the east side of Lake Washington.

The U.S. Census Bureau indicates Snohomish County's population grew 30% from 1990-2000, 50% faster than the entire state, with an estimated population of 606,000. By comparison, the first and second largest counties, King and Pierce had approximately 1.7 million and 700,000 population, respectively. These three counties comprise about half of the population of the state.

The Corporation has completed the acquisition of three commercial banking institutions since 1998. The acquisition of Valley Bancorporation (Valley) was in December 1998. Valley was a single bank holding company and operated three offices in Sumner, Orting and Buckley, Washington. At the acquisition date, Valley had total consolidated assets of $95.8 million, $85.5 million in loans, $88.0 million in deposits and shareowner's equity of $9.5 million. The transaction was accounted for as a pooling of interest.

In July 2000, the Corporation acquired Liberty Bay Financial Corporation (Liberty) of Poulsbo, Washington. Liberty's banking subsidiary, North Sound Bank, operated eight offices on the Olympic Peninsula. At the acquisition date, Liberty had total consolidated assets of $188.3 million, $149.6 million in loans, $159.9 million in deposits and shareowner's equity of $20.9 million. The transaction was accounted for as pooling-of-interest.

In February 2001, the Corporation acquired Interbancorp (Inter Bank) of Duvall, Washington. Interbancorp operated Valley Community Bank in Duvall, Washington and Kirkland Bank of Commerce in Kirkland, Washington through its wholly owned subsidiary, Inter Bank. At the acquisition date, Inter Bank had consolidated assets of $72 million, $54 million in loans, $65 million in deposits and $5.6 million in shareowners' equity. The transaction was accounted for as a purchase.

A source of future growth may be through mergers and acquisitions. The Corporation's management believes that many other financial institutions are considering selling their institutions for a variety of reasons. The Corporation actively reviews proposal for various acquisition opportunities. It also has a due diligence process to evaluate potential acquisitions. Successful completion of acquisitions by the Corporation depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval and compliance with applicable capital requirements. No assurance can be made that acquisition activity will continue in the future.

FINANCIAL REVIEW/BALANCE SHEET

The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, along with business and competitive factors.

Based on the balances at year-end 2001, assets increased $115.9 million, or 6.9%; increased $265.4 million, or 18.6% in 2000; and increased $90.9 million or 6.8% in 1999. Average earning assets as a percentage of total average assets (see page 43 were $1.7 billion in 2001, or 95.2%; $1.5 billion in 2000, or 95%; and $1.3 billion in 1999 or 94.5%. Local economic conditions, the merger with Liberty Bay Financial Corporation in 2000, the merger with Interbancorp, Inc.
(IB), in 2001, and a strong business development plan were the largest factors contributing to the growth in earning assets from 1999 through 2001.

Total loans increased $196.9 million, or 14.3% in 2001; $190.8 million, or 16.1% in 2000; and $179.6 million, or 17.8% in 1999. See page 32 for detailed discussion of loans. Investment securities declined $61.9 million, or 43.1% in 2001; declined $11.4 million in 2000, or 7.3% and decreased $24.3 million or 13.6% in 1999. The decline in the investment portfolio over the last three years is due to management allowing runoff to fund the growth in the loan portfolio which has a higher yield than the investment portfolio. The reason for the increase in HTM securities in 2001 was due to the purchase of an $8 million certificate of deposit (cd) in the fourth quarter from the FHLB for collateral purposes. In 2001, federal funds sold declined $31.8 million, or 41.5%. In 2000, federal funds sold increased $71.5 million, or 1,388.9% over 1999. The reason for this increase was twofold. First, management was anticipating a runoff of time certificates in January 2000 thereby accumulating liquidity. Second, it was anticipated that the Federal Reserve Bank would lower the overnight interest rate which caused investors to lock-in longer terms with higher rates on cd's. In 1999 federal funds sold ran off due to loan growth. The reason for the fluctuation in the size of the investment portfolio over the last three years is due to asset/liability management of funding sources necessary when loan growth fluctuates. If loan growth exceeds funding from the liability side of the balance sheet, it becomes necessary to allow investments to run-off so the funds can be used for loan growth. It is expected that these types of fluctuations in the size of the portfolio will continue in the future.

Intangible assets (goodwill) increased $5.2 million or 415.6% over a year ago. This increase was due to the goodwill associated with the purchase of IB in February 2001. Other assets increased $14.9 million, or 84.2% due to deposits on premiums paid for bank-owned life insurance in the fourth quarter of approximately $15 million.

The primary source of funds for earning assets are deposits and borrowings. In 2001, total deposits were up $123.7 million, or 9.0%. In 2000, total deposits were up $250.9 million or 22.3%; and total deposits were up $31.1 million, or 2.8% in 1999. For the period ended 2001, money market, sweep and NOW accounts totaled $296.0 million, up 12.8%. In 2000, Money Market, sweep and NOW accounts were up $58.2 million, or 28.5%; and in 1999 up $1.0 million, or .5%. Savings deposits were up $108 thousand or 69.3%; down $44.4 million, or 22.2% in 2000 and up $9.3 million, or 4.9% in

1999. Time deposits were down $64.4 million or 8.4% in 2001; increased $217.5 million in 2000 or 39.8% and increased $23.8 million, or 4.5% in 1999. Deposit growth slowed in 2001 due mainly to decreasing rates, slightly slower loan growth and a change in the mix of assets. The large increase in savings and decline in the time deposits in 2001 was due to rates being paid on savings were more attractive than short-term cd rates. The slow growth in deposits in 1999 (as compared to the growth of loans) was due to use of increased FHLB borrowings and excess fed funds sold.

Borrowings from the FHLB leveled off in 2001 at $105.1 million, up $5.0 million or 5.0% from 2000. There was no need for additional borrowings in 2001 for liquidity. Borrowings from the FHLB increased $5.0 million in 2000, or 5.2% and increased $45.0 million, or 89.6% in 1999. The Corporation borrows funds from the FHLB as, most of the time, they are less costly than cd's. Also, the Corporation can take on a specific size of borrowing and with a specific maturity date. This helps make asset/liability management easier. For the immediate future, the Corporation will continue to rely on this type of funding in addition to being competitive in consumer deposits.

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

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. References to net interest income and net interest margin (NIM), in this discussion, represent taxable equivalent (TE) amounts using a tax rate of 35%, and applies to loans and investments only as no other assets or liabilities are affected by the adjustment.

The asset yields and cost of funds for the Corporation during the last three years reflect the level of interest rates as set by the Federal Reserve Board
(FRB), and the competitive nature of the financial services industry. During 2001, the Corporation decreased its prime rate in response to the FRB actions. Due to the numerous and short time frames between rate changes, the net interest margin will increase or decrease, unless all earning assets and interest bearing liabilities are repriceable at the same time. The loan portfolio of the Corporation has approximately 43% of its loans tied to the prime rate which reprice immediately to the movement in the prime rate. On the deposit side, cd's, which are the major funding source for loans, take several months to reprice. As a result, the NIM declined. In 2001, the yield on average earning assets declined to 8.68% from 9.59% a year earlier, or 91 basis points. The cost of average interest bearing liabilities declined to 4.74% from 5.23%, or 49 basis points. This reduced the NIM to 4.90% from 5.43% a year earlier. For the year 2000, the average yield on earning assets increased 36 basis points and the average cost of interest bearing liabilities increased 81 basis points, for a net decrease in the spread of 45 basis points. This reduced the NIM to 5.43% from 5.73% a year earlier. For the year 1999, the average yield on earning assets decreased 25 basis points, and the average cost of interest bearing liabilities decreased 28 basis points, for a net increase in the spread of 3 basis points. In 2000, the decrease in the spread was mainly due to increased funding costs brought about by competition and disintermediation factors. While the yield on the loans increased 25 basis points, the funding costs rose more rapidly due to intensified competition for deposits as compared to prior years. In 1999, the increase in yields and costs were comparable, resulting in a NIM of 5.73%, the same as 1998.

If we compare the yield on the loan portfolio for the periods 1999 to 2001, a yield of 9.76% in 1999 had dropped to 9.09% in 2001, or 67 basis points. On the funding side, the cost of interest bearing liabilities increased from 4.42% to 4.74% or 32 basis points, a net decrease of 99 basis points. The change in the NIM is a function of the interest rate changes and changes in volume. The challenge for management is to reprice assets and liabilities within time frames to maintain the desired spread between interest income and interest expense.

As noted on page 44 of this report, it was the growth, or volume, which contributed to the increased net interest earnings of the Corporation for all three years. The following is a more detailed discussion of the factors comprising net interest income.

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

Table 1 indicates that net interest income totaled $84.9 million in 2001, an increase of $3.2 million, or 3.8%; totaled $81.7 million in 2000, an increase of $7.3 million or 9.8% and totaled $74.4 million in 1999, an increase of $8.4 million. Table 2 indicates that of the $3.2 million increase in net interest income in 2001, there was an increase in interest income of $5.9 million and an increase in interest expense of $2.7 million, which leaves a net increase in net interest income of $3.2 million. In 2000 there was an increase in interest income of $24.6 million and an increase in interest expense of $17.3 million, which leaves a net increase in net interest income of $7.3 million. In 1999 there was an increase in interest income of $10.5 million and an increase in interest expense of $2.1 million, which leaves a net increase in net interest income of $8.4 million

LOAN PORTFOLIO

The chart below indicates the mix of the loan portfolio over the last three years by average balance:

                                          2001                         2000                          1999
                               ----------------------------  ---------------------------- ----------------------------
                                   Amount      Percentage        Amount      Percentage        Amount     Percentage
                               ----------------------------  ---------------------------- ----------------------------
Installment                          $ 50,024         3.3%         $ 42,413         3.2%         $ 37,034        3.4%
Commercial                            322,374        21.2%          273,896        20.6%          231,166       21.1%
Real Estate Commercial                639,196        41.8%          550,069        41.4%          463,569       42.3%
Real Estate Construction              375,948        24.7%          332,717        25.1%          250,747       22.9%
Residential                           136,639         9.0%          128,604         9.7%          113,110       10.3%
                               ----------------------------  ---------------------------- ----------------------------
  Total                            $1,524,181       100.0%       $1,327,699       100.0%      $ 1,095,626      100.0%
                               ============================  ============================ ============================


Average loans increased by $196.5 million, or 14.8% in 2001; grew by $232.1 million or 21.2% in 2000 and by $167.8 million, or 18.1% in 1999. For the last three years, average commercial real estate loans had the largest dollar increases. In 2001, those loans increased $89.1 million, or 16.2%; in 2000, those loans increased $86.5 million, or 18.7%; and in 1999 increased $85.3 million or 22.5%. Comparing dollar volume, most increases in loan categories mirrored that of 2000 except real estate construction loans which increased $43.2 million or only 53% of the growth it had in 2000. This is because during 2001, and on a 12-month cumulative basis, the Bank realized growth of some $26 million in commercial construction projects, outstanding balances on residential construction loans increased some $33 million and there was essentially no change in the amount of land and lot development loans. The lessening rate of growth in the average balances is felt to be a reflection of an increased degree of cautiousness by the Bank and the Bank's clients towards more speculative activity, together with an environment of increasing developable land scarcity. In the years 2000 and 2001, the increase in commercial loans were almost four times that of the growth in 1999 due to the opening of new offices/mergers and the geographic expansion along with the addition of lending personnel in a robust economic environment, while engaging in efforts to maintain a balance between business and real estate loan types.

Over the past three years the Corporation's market area has had very strong demand in the real estate area in which the Corporation considers one of its primary niches.

Installment loans have grown slowly over the past three years as credit cards, factory-lending programs for automobiles and home equity lines of credit have all but replaced the traditional personal loan. While the Corporation offers credit cards and home equity lines, emphasis has not been placed on these products. The category "real estate residential" contains few long-term 25-30 year residential mortgages. Rather, these loans represent residential construction loans with a roll-over of 90 days to five years. Commercial loans have received more attention since 1999, mainly to provide more diversity, however, these type of loans are not in demand as much as commercial real estate and real estate construction loans which now total 66.7% of the portfolio. It is anticipated that the Corporation will continue the current lending patterns until such time as the demand softens for these types of loans.

The yield on loans decreased to 9.09% from 10.01% last year. In 2001, the Wall Street Journal prime rate decreased eleven times from 9.50% to 4.75%. Approximately 43% of the loan portfolio repriced during this period, resulting in a yield on earning assets of 8.68%, down from 9.59% a year ago. In 2000, the yield on loans increased to 10.01%, up from 9.76% in 1999, or 25 basis points. During 2000, the Wall Street Journal prime rate increased three times from 8.50% to 9.50%, during the first five months of the year. Approximately 40% of the loan portfolio repriced during this period, resulting in a yield on earning assets of 9.59%, up from 9.23% in 1999, or 36 basis points. The average yield on loans declined in 1999 to 9.23% from 9.48%. During this period the Corporation increased its prime rate three times from 7.75% to 8.50%. Approximately 30% of the loan portfolio repriced during this period.

While 43% of the loan portfolio will adjust immediately to a move in the prime rate (ignoring the effect of any minimum or maximum rate caps), it takes several months to adjust the deposit side of the balance sheet, which may never fully adjust to rate increases or decreases due to competitive factors. Along with base rate decreases, the last three years saw intensified rate competition from regulated and non-regulated lenders. At times, the Corporation did not step up to meet the competition due to safety and soundness reasons, and lost business. Nonetheless, the Corporation had a solid year of loan growth. For more information on repricing of assets and liabilities, please see the section "Interest Rate Risk" later in this report.

Tax equivalent interest and fee income from loans increased by $5.7 million in 2001, or 4.3%; increased $26.0 million in 2000, or 24.3% and $11.9 million, or 12.5% in 1999. The earnings on the $196.5 million increase in the 2001 average balance of loans increased interest income by $19.5 million and a decline in rates decreased income by $13.8 million. The 2000 earnings on the $232.1 million increase in average balance of loans increased interest income $23.2 million and an increase in the average rates increased interest income by $2.8 million. The earnings on the $167.8 million increase in the 1999 average balance of loans, resulted in increased income of $18.0 million, and a decline in rates decreased income $6.1 million.

The Bank has a VISA card department which began operations in 1993 in order to more fully serve the Bank's marketplace. At year-end 2001, the department had $31.4 million in credit lines and $5.4 million in outstanding balances. Respectively, those amounts were $24.6 million and $4.2 million in 2000 and $17.9 million and $3.0 million in 1999.

LOAN LOSS PROVISION

The provision for loan losses increased $12.6 million in 2001, or 1,250.5%; decreased $1.3 million, or 55.6% in 2000 and increased $36 thousand in 1999, or 1.6%. Except for one loan which surfaced in the fourth quarter of 2001, the Corporation has had excellent loan quality and excellent recoveries as well showing $892 thousand at December 31, 2001.

The allowance for loan losses was 1.67% of total loans at year-end 2001; 1.59% of the total loans in 2000 and 1.77% of total loans in 1999. This ratio changes when 1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 2001, 2000, and 1999, management considered the reserve to be adequate. Please refer to Note 4, page 14 of this report for details regarding changes in the level of the allowance and to the Corporation's Report on Form 10-K for year ended 2001 for detail on net loans charged off.

In the fourth quarter of 2001, a loan in the amount of $12 million was found to have been out-of-trust. After investigation, it was determined that a good portion of the collateral was missing or fraudulently pledged. Subsequent to liquidation, the Corporation charged off $9.3 million and added $13 million to the allowance for loan losses.

The allowance for loan losses as a percent of non-performing loans was 216% in 2001; 544% in 2000 and 1,159% in 1999. Management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life of the portfolio. Accordingly, the ratio of the allowance for loan losses to non-performing loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled. Beyond the specific evaluation of loans and the loan portfolio, general conditions leading to management's decision to increase or decrease the allowance include concerns about the Northwest's economic environment, national and regional trends, international trade, and adverse effect of changes in government regulation and taxation.

INVESTMENTS

Total interest income from investments, including federal funds sold, increased $269 thousand in 2001, or 2.5%; decreased $1.4 million in 2000, or 10.8% and decreased $1.4 million in 1999, or 9.6%. The increase of $29.1 million in the average balance of investments increased interest income by $1.7 million, and a decrease in rates decreased interest income by $1.5 million in 2001. The reason why volume decreased income is that all of the increases in the average balances were attributable to increased federal funds sold, on which the yield dropped over the year from 6.14% to 4.22%. Excluding federal funds sold, investments declined $35.9 million, or 22.9%. However, due to runoff of higher yielding securities purchased and called during the year, the yield on investments, less federal funds, increased for the year. In 2000, the decrease of $25.1 million in the average balance of investments decreased interest income by $1.5 million, and an increase in rates increased income by $143 thousand. The decrease of $22.7 million in the average balance of investments in 1999 decreased income by $835 thousand, and a decrease in yield decreased income by $544 thousand.

INTEREST EXPENSE

Total interest and borrowing expense for 2001 increased $2.7 million, or 4.3%; increased $17.3 million, or 38.0% in 2000 and increased $2.1 million, or 4.9% in 1999. The increase of $181.3 million in the average balance of interest bearing liabilities increased interest expense in 2001 by $8.8 million and the decline in rates decreased interest expense by $6.1 million. The increase of $171.0 million in the average balances of interest bearing liabilities in 2000 increased interest expense by $8.9 million, and the increase in rates increased interest expense by $8.4 million. The increase of $107.6 million in the average balances of interest bearing liabilities in 1999, increased interest expense $5.2 million, while a decrease in the cost of funds lowered interest expense by $3.1 million.

In 2001, the increase in the average balance of interest bearing deposits increased interest expense by $9.8 million and a decline in the rates decreased interest expense by $5.4 million. In 2000, the increase in the average balances of interest bearing deposits increased interest expense by $7.4 million, while an increase in interest rates increased interest expense by $7.2 million. In 1999 the increase in the average balances of interest bearing deposits increased interest expense by $2.8 million and a decrease in rates reduced interest expense by $2.8 million. In 2001, the decrease in the average balance of other borrowings reduced interest expense by $1.0 million and a drop in the rates reduced expense by $.7 million. In 2000, an increase of $27.9 million in the average balances of borrowings increased interest expense by $1.5 million, while an increase in rates increased interest expense by $1.2 million. Other borrowings increased interest expense $2.5 million, while dropping rates reduced interest expense by $288 thousand in 1999.

The trend for interest expense in 2001 was slower interest bearing deposit growth; good growth in noninterest bearing deposits, and a diminished reliance on other borrowings.

OTHER NONINTEREST INCOME

Noninterest income totaled $8.3 million in 2001, up 16.8%; totaled $7.1 million in 2000, down $835 thousand, or 10.5% and $7.9 million in 1999, down $67 thousand from 1998. In 2001, service charges increased $604 thousand to $3.3 million, or 22.6%; in 2000 service charges totaled $2.7 million, flat with 1999 and in 1999, service charges increased $257 thousand or 10.6%. Service charges increased substantially in 2001 for two reasons. Business service charges increased $132 thousand, or 26.9% due to a lower earnings credit for collected balances and NSF/overdraft charges were up $336 thousand, or 22.6%, mainly due to volume and the IB merger which added $157 thousand, or 26% of the increase.

Other income increased $589 thousand, or 13.3% in 2001; decreased $837 thousand, or 15.9% in 2000 and decreased $324 thousand in 1999, or 5.8%. However, other income for 2000, 1999 and 1998 contain gains realized on the sale of other real estate owned of $121 thousand, $432 thousand, and $732 thousand, respectively. Additionally, in 2001 and 2000 there was non-recurring income from the sale of a building of $166 thousand and $60 thousand, respectively. If those amounts are extracted, core other earnings were $4.8 million and $3.9 million and $4.5 million for the years-ended 2001, 2000, and 1999, respectively. Net changes for the periods would be an increase of $794 thousand in 2001, or 20.2%; $597 thousand in 2000, or 13.2% and a decrease of $268 thousand, or 5.6% in 1999.

After adjustment, the increase of $794 thousand in 2001 was attributable to increased fees associated with mortgage banking of $576 thousand, an increase of 119.8% and loan service fee income of $324 thousand, an increase of 172.3%. These increases were partially offset by decreases in other areas. The decrease in 2000 was attributable to a decline in mortgage banking and service fee income of $451 thousand, or 42.2%, and a decrease in insurance and financial service fees of $90 thousand, or 10.6%. During this period, trust department fees increased $68 thousand to $1.2 million, or 6.3%. The major reason for the decline in 1999 was a decrease in mortgage banking and service fee income of $335 thousand, or 43.2%. Depending on the level of interest rates, these fees may or may not continue to be generated at the 2001 level.

Trust department income increased $56 thousand, or 4.9% in 2001; increased $68 thousand, or 6.3% in 2000 and $103 thousand, or 10.5% in 1999. The market value of trust assets at year-end 2001 was $230.9 million, up $28 million, or 13.8%; at year-end 2000 was $202.9 million, up $5.8 million, or 2.9% and 1999 was $197.1 million, up $38.3 million or 24.0%.

OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $2.8 million, or 7.2% in 2001; increased $2.2 million in 2000, or 6.1%; and increased $2.0 million or 5.6% in 1999.

Salaries increased $1.1 million, or 6.5% in 2001, mainly due to increased staff and merit raises. Salaries increased $1.2 million, or 7.6% in 2000. This increase was due to an increase in staff of 2.2% and merit raises of 5.4%. In 1999, salaries increased $535 thousand, or 3.6%, which was mainly due to merit raises.

Benefits decreased $251 thousand in 2001, or 4.1% due to a decline in the Profit Sharing reserve of $554 thousand, or 19.8%, which was partially offset by other increases. Benefits increased $152 thousand in 2000, or 2.5%, mainly due to a vacation accrual of $135 thousand established for a merging bank. In 1999, benefits increased $854 thousand, or 16.6% due to increased profit sharing contributions and bonuses of $1.0 million, offset by other decreases in other benefits.

Occupancy expense increased $630 thousand, or 11.3% in 2001; up $445 thousand in 2000, or 8.7%; and up $554 thousand or 12.1% in 1999. In 2001, depreciation expense was up $306 thousand mainly due to the last two mergers and equipment and software maintenance agreements. Expense was up $490 thousand to upgrade the technology infrastructure. This was partially offset by declines in other occupancy expenses. In 2000, the increase was attributable to maintenance and repair of facilities of $402 thousand, and an increase in utilities cost of $38 thousand. In 1999, the increase was attributable to the same maintenance and repair increase of $201 thousand, and maintenance agreements increased $214 thousand.

Other noninterest expense was up $1.2 million or 14.3% in 2001; increased $113 thousand in 2000, or 1.4% and increased $45 thousand in 1999, or 1.6%. Again there are non-recurring adjustments which need to be made before analysis of the changes are discussed. In 2001, 2000 and 1999 there were losses on the sale of ORE and Bank assets of $40 thousand, $132 thousand and $148 thousand, respectively. Additionally, in 2000 there was a reversal of Y2K expenses not used. After adjustment, other expenses increased $884 thousand or 10.4% in 2001; increased $516 thousand or 6.8% in 2000 and increased $114 thousand, or 1.4% in 1999. The increase in 2001 was due to higher goodwill amortization cost of $343 thousand; higher operational losses of $162 thousand; credit card losses of $121 thousand and other increases associated with the growth of the Corporation. In 2000, other expenses increased $516 thousand or 6.8%. This change was due to increases in legal fees of $85 thousand, or 64.4%; supplies and print of $99 thousand, or 14.4%; consulting expenses of $53 thousand, or 62.4%; increased internet banking expense of $56 thousand; data processing expense of $61 thousand, and other routine cost increases. In 1999, adjusted other expenses increased $114 thousand, generally due to higher marketing costs.

Many financial instituions use a computation called the "efficiency ratio" to measure overhead costs. This ratio is then compared to others in the industry. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income, on a tax equivalent basis, and other noninterest income, minus amortization of intangibles, gains and losses on ORE and sale of assets, and other non-recurring gains or losses. The lower the number, the more efficient the organization. The Corporation's efficiency ratio was 43%, 44% and 44% for the years 2001, 2000 and 1999, respectively. The Corporation's ratio is considered excellent for the industry.

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

LIQUIDITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Borrowing represents an important and manageable source of liquidity based on the Corporation's ability to raise new funds and renew maturing liabilities in a variety of markets. Liquidity is also obtained by maintaining assets that are readily convertible to cash at minimal cost through maturities and sales. Cash flows contribute significantly.

On page 6 of this report, operating activities totaled $20.5 million, $35.5 million and $31.5 million for the years ended 2001, 2000 and 1999. The largest contributor to operating activities cash flow was net income for the three years. In the years 2001 and 2000, the origination and sale of mortgage loans for and into the secondary market used funds, whereas in 1999, this activity provided a small portion of cash flow.

Cash flows from investing activities in 2001 and 1999 were concentrated in federal funds sold and proceeds of maturing investments. In 2000, very little funding came from investing activities.

Cash flows from financing activities are centered in deposits generated through the Corporation's branch network or borrowed funds. In 2001 most of the funds came from deposit accounts with small cash flows from Federal Home Loan Bank
(FHLB) borrowings. In 2000, almost all came from deposit accounts and the remainder from FHLB borrowings. In 1999, the majority of funds came from FHLB borrowings and the remainder from deposit accounts.

In addition to deposit acquisition and borrowings as a source of liquidity, maturing loans and investments with maturities of less than one year and overnight federal funds sold are considered to be available for liquidity needs.

The charts below indicate the maturity schedule for earning assets as of December 31, 2001 and 2000:

MATURITY SCHEDULE FOR EARNING ASSETS
(Amortized cost used for investments)

                                                                                                                         Percent
In Thousands                                                                            Total             Total          of Total
------------
                                       0-1             1-5             After           Carrying            Fair            Fair
December 31, 2001                     Year            Years           5 Years            Cost             Value            Value
                                  --------------  ---------------  ---------------  ---------------   ---------------  -------------

     Investments                       $ 28,817         $ 45,546          $ 6,431         $ 80,794          $ 82,555            4.8%

     Total Loans                        636,613          728,167          210,251        1,575,031         1,606,642           92.6%

     Federal Funds sold                  44,800                -                -           44,800            44,800            2.6%
                                  --------------  ---------------  ---------------  ---------------   ---------------  -------------

         Total                         $710,230         $773,713         $216,682      $ 1,700,625        $1,733,997          100.0%
                                  ==============  ===============  ===============  ===============   ===============  =============


                                                                                                                          Percent
In Thousands                                                                            Total             Total          of Total
------------
                                       0-1             1-5             After           Carrying            Fair            Fair
December 31, 2000                     Year            Years           5 Years            Cost             Value            Value
                                  --------------  ---------------  ---------------  ---------------   ---------------  -------------

     Investments                       $ 28,226         $ 39,245         $ 76,180        $ 143,651         $ 144,389            9.1%

     Total Loans                        529,805          680,695          167,615        1,378,115         1,366,086           86.1%

     Federal Funds sold                  76,605                -                -           76,605            76,605            4.8%
                                  --------------  ---------------  ---------------  ---------------   ---------------  -------------

         Total                         $634,636         $719,940         $243,795      $ 1,598,371        $1,587,080          100.0%
                                  ==============  ===============  ===============  ===============   ===============  =============



Maturities in the one year or less horizon increased to 42% of total carrying cost in 2001. This is due to increased loan balances within this time margin. One to five-year maturities remained the same at 45% and after five years decreased in 2001 to 13% versus 15% in 2000.

The Corporation also has other sources of liquidity not indicated above. For example, at year-end 2001, the Bank had a pre-approved credit line up to $222.5 million from Seattle FHLB. However, assets must be pledged to secure the borrowings. At year-end FHLB collateralized advances were $105.1 million. AFS securities totaling $48.9 million could be sold for liquidity purposes. The Corporation could also issue cd's to public entities for $95.5 million more than currently issued. Additionally, participation in the treasury department's short-term note program is available along with potential borrowings from the Federal Reserve Bank of San Francisco and other correspondent banks.


INTEREST RATE RISK

Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility by varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Corporation uses a simulation model to estimate the impact of changing interest rates on the Corporation's earnings and capital. The model calculates the change in net interest income and net income under various rate shocks. The model predicts that net interest income would decline if rates fell, and increase if rates rise. In 2001, rates fell 4.75% and the NIM declined about 6%. As of December 31, 2001 the model predicts that net interest income would increase about .9% if rates increased 1%, and decline by about the same amount if rates fell 1%. If rates changed 2% net interest income would change about 1.7%. This is considered low interest rate risk. The actual change in earnings would be dependent upon how many embedded options were exercised and the dynamic changes that occur when rates change. Many of these changes are predictable (for example, if rates fell, loans refinancing would increase), but the exact amount is difficult to predict. The Corporation manages interest rate risk primarily with the securities portfolio (for example, if rates are low the Corporation may increase fed funds sold to increase the benefit if rates rise) and the prepricing options with borrowings (for example, if rates are falling short-term rate sensitive borrowings may be increased to reduce the exposure to declining rates).

It is the policy of the Corporation that capital be maintained above the point where, for regulatory purposes, it would continue to be classified as "well capitalized".

Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability which matures, or is subject to repricing over one year, to be interest sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates can have an adverse impact on earnings as interest income decreases faster than interest expense. This assumes that management adjusts rates equally as general interest rates fall. Conversely, an increase in interest rates can increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Corporation's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

Management does not use interest rate risk management products such as interest rate swaps, hedges, or derivatives.

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

In the table on the next page the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rate. The run-off rates for noninterest bearing deposits is 6% per year; for NOW, sweep and money market accounts it is 8% per year and for savings accounts it is 10% per year. The weighted average interest rates for financial instruments presented are at year-end for 2001. Please refer to Note 16 on page 24 of this report for details regarding estimated fair value.

The Corporation's interest rate sensitive positions at December 31, 2001 are shown in the following table:

MARKET RISK

                                                           Expected Maturity Date                                         Fair
                                                           ----------------------
In Thousands                               2002        2003       2004       2005      2006    Thereafter     Total       Value
------------                               ----        ----       ----       ----      ----    ----------     -----       -----
Financial Assets

Cash and due from banks
     Noninterest bearing                    $64,062          -          -          -         -           -     $64,062     $64,062
Fed Funds Sold
     Variable Rate                           44,800          -          -          -         -           -      44,800      44,800
     Weighted average interest rate           1.78%                                                              1.78%
Securities available for sale
     Fixed Rate                              20,447    $15,690    $ 7,672    $ 1,250         -     $ 2,310      47,369      48,350
     Weighted average interest rate           6.33%      5.99%      5.81%      6.50%                 8.55%       6.25%
     Variable Rate                                -          -          -          -      $500           -         500         495
     Weighted average interest rate                                                      8.16%                   8.16%
Securities held to maturity
     Fixed Rate                               8,370      1,524      2,447      5,620    10,845       4,119      32,925      33,710
     Weighted average interest rate           2.00%      8.11%      8.29%      8.25%     8.15%       9.24%       6.74%
Loans Receivable, net
     Fixed Rate                             158,422    112,244    198,223    130,028   172,922     124,997     896,836     899,827
     Weighted average interest rate           8.49%      8.67%      8.51%      9.02%     8.38%       8.11%       8.51%
     Variable Rate                          478,191     61,346     18,243     17,900    17,261      85,254     678,195     680,457
     Weighted average interest rate           7.31%      7.30%      7.48%      7.90%     7.43%       7.60%       7.37%

Financial Liabilities
Noninterest bearing deposits                 14,301     13,443     12,636     11,878    11,165     174,925     238,348     238,348
NOW, Sweep and Money Market accounts         23,676     21,782     20,040     18,436    16,962     195,057     295,953     298,440
     Weighted average interest rate           1.70%      1.70%      1.70%      1.70%     1.70%       1.70%       1.70%
Savings accounts                             26,386     23,747     21,373     19,235    17,312     155,805     263,858     266,076
     Weighted average interest rate           2.61%      2.61%      2.61%      2.61%     2.61%       2.61%       2.61%
Time Certificates
     Fixed Rate                             582,472     47,114     17,668     31,442    15,710       5,805     700,211     706,098
     Weighted average interest rate           4.31%      5.61%      5.65%      6.55%     5.42%       6.50%       4.58%
Federal funds purchased
     Variable rate                            4,378          -          -          -         -           -       4,378       4,378
     Weighted average interest rate           1.42%                                                              1.42%
Securities sold under agreements
     to repurchase
     Variable rate                            3,318          -          -          -         -           -       3,318       3,318
     Weighted average interest rate           3.10%                                                              3.10%
FHLB advances
     Fixed Rate                                   -          -          -          -     5,000     100,137     105,137     105,880
     Weighted average interest rate                                                      4.84%       5.60%       5.66%



CAPITAL

Consolidated capital of the Corporation for financial statement purposes decreased $8.3 million, or 4.3% in 2001; increased $23.5 million, or 14.0% in 2000 to $191.8 million and $20.1 million or 13.5% in 1999 to $168.3 million. Please refer to page 5 of this report for detail on the components which changed capital over the last three years.

MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK
AND RELATED SHAREOWNERS' MATTERS

Frontier Financial Corporation's common stock began trading on the National Association of Securities Dealers' Automated Quotation System (NASDAQ) on April 16, 1998. In 2001, NASDAQ reported the daily average trade volume was 33,825 shares and a total trade volume of 8,388,500. During 2001, the market price of the common stock ranged from $21.94 to $29.00. The average price for the year was $25.22.

At December 31, 2001, the total number of shareowners of record of Frontier Financial Corporation's common stock was 3,683, and there were 19,184,879 shares outstanding.

Prior to 1999 the Corporation had always paid stock dividends which ranged from 7% to 10% and the Corporation has had six stock splits since the Bank opened in 1978. In 1999, the Board of Directors declared the first annual cash dividend of $.25 per share on post two-for-one split shares. On January 19, 2000, the Board of Directors declared the first quarterly cash dividend. Please see the table below for the detail of the year 2001 dividends paid.


     Dividend Declared              Record Date                Payable Date

             $.125                January 6, 2001           January 22, 2001
               .13                 April 15, 2001             April 30, 2001
               .135                  July 9, 2001              July 23, 2001
               .14               October 15, 2001           October 29, 2001

The Board will continue to review the dividend policy on a quarterly basis.

STOCK REPURCHASE PROGRAM

See page 17 of annual report for information on stock repurchase program.

FORWARD LOOKING STATMENTS

Except for historical financial information contained herein, the matters discussed in this annual report of the Corporation may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Sentences containing words such as "may", "will", "expect", "anticipate", "believe", "estimate", "should", "projected", or similar words may constitute forward-looking statements. The Corporation may have used these statements to describe expectations and estimates in various areas, including, but not limited to: changes in the economy of the markets in which it operates; interest rate movements; future acquisition and growth strategies; system conversions and integration activities; the impact of competitive products, services and pricing; and legislative, regulatory and accounting changes affecting the banking and financial service industry. Actual results could vary materially from the future results covered in forward-looking statements. Factors such as interest rate trends and loan delinquency rates, as well as the general state of the economy in Washington state and the United States as a whole, could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Average Balances and Tax-Equivalent Net Interest Margin - Table 1

                                                                   Year Ended December 31,
                          ---------------------------------------------------------------------------------------------------------
                                         2001                                 2000                                 1999
                          ---------------------------------- ------------------------------------ ---------------------------------
In Thousands                                       Average                              Average                           Average
------------
                                        Interest    Rates                   Interest     Rates                   Interest  Rates
                           Average      Income/    Earned/     Average       Income/    Earned/     Average      Income/  Earned/
                           Balance      Expense      Paid      Balance       Expense      Paid      Balance      Expense    Paid
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
Interest Earning Assets
Taxable investments          $ 95,011     $ 6,030     6.35%     $ 127,633      $ 7,941     6.22%     $ 148,575     $ 9,248   6.22%
Nontaxable investments(1)      25,494       2,094     8.21%        28,728        2,326     8.10%        29,637       2,511   8.47%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

         Total                120,505       8,124     6.74%       156,361       10,267     6.57%       178,212      11,759   6.60%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

Federal funds sold             86,380       3,645     4.22%        21,411        1,314     6.14%        24,645       1,220   4.95%
Loans(2)
     Installment               50,024       4,870     9.74%        42,413        4,286    10.11%        37,034       3,554   9.60%
     Commercial(1)            322,374      27,662     8.58%       273,896       27,637    10.09%       231,166      22,151   9.58%
     Real estate
         Commercial           639,196      56,682     8.87%       550,069       49,637     9.02%       463,569      42,586   9.19%
         Construction         375,948      36,062     9.59%       332,717       38,861    11.68%       250,747      27,936  11.14%
         Residential          136,639      13,259     9.70%       128,604       12,423     9.66%       113,110      10,656   9.42%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

         Total              1,524,181     138,535     9.09%     1,327,699      132,844    10.01%     1,095,626     106,883   9.76%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

Total earning assets/total
     interest income        1,731,066    $150,304     8.68%     1,505,471    $ 144,425     9.59%     1,298,483    $119,862   9.23%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

Reserve for loan losses       (22,524)                            (21,790)                             (19,974)
Cash and due from banks        55,444                              55,923                               52,620
Other assets                   53,777                              44,497                               43,565
                          ------------                       -------------                        -------------
                          ------------                       -------------                        -------------

TOTAL ASSETS              $ 1,817,763                          $1,584,101                          $ 1,374,694
                          =============                      ==============                       ==============
                          =============                      ==============                       ==============

Interest Bearing
 Liabilities
Money Market, Sweep &
     NOW accounts           $ 282,870     $ 7,183     2.54%     $ 219,425      $ 7,048     3.21%     $ 196,997     $ 4,998   2.54%
Savings accounts              190,852       6,142     3.22%       170,905        6,389     3.74%       197,126       7,030   3.57%
Other time deposits           789,265      45,772     5.80%       674,269       41,238     6.12%       527,406      28,050   5.32%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

Total interest bearing
     deposits               1,262,987      59,097     4.68%     1,064,599       54,675     5.14%       921,529      40,078   4.35%

Short-term borrowings          12,552         409     3.26%        31,074        1,821     5.86%        34,706       1,579   4.55%
FHLB borrowings               105,094       5,950     5.66%       103,659        6,232     6.01%        72,097       3,795   5.26%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

Total interest bearing
     liabilities/total
     interest expense       1,380,633      65,456     4.74%     1,199,332       62,728     5.23%     1,028,332      45,452   4.42%
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------
                          ------------ ----------- --------- ------------- ------------ --------- ------------- -------------------

Noninterest bearing
     deposits                 211,729                             187,759                              175,114
Other liabilities              14,731                              14,563                               11,922
Shareowners' equity           210,670                             182,447                              159,326
                          ------------                       -------------                        -------------
                          ------------                       -------------                        -------------

TOTAL LIABILITIES
     AND CAPITAL          $ 1,817,763                          $1,584,101                          $ 1,374,694
                          ============                       =============                        =============
                          ============                       =============                        =============

NET INTEREST INCOME                       $84,848                             $ 81,697                             $74,410
                                       ===========                         ============                         ==========
                                       ===========                         ============                         ==========

NET YIELD ON INTEREST
     EARNING ASSETS                                   4.90%                                5.43%                             5.73%
                                                   =========                            =========                         =========
                                                   =========                            =========                         =========


(1) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.

(2)  Includes nonaccruing loans.

Rate/Volume Analysis of Changes in Net Interest Income - Table 2

                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

                                                                       Year ended December 31,
                             -------------------------------------------------------------------------------------------------------
                                      2001 versus 2000                     2000 versus 1999                   1999 versus 1998
                             -----------------------------------   --------------------------------   ------------------------------
                                  Increase (Decrease) Due               Increase (Decrease) Due           Increase (Decrease) Due
In Thousands                            to Change in                         to Change in                       to Change in
------------
                             ---------------------------------   ---------------------------------- -------------------------------
                                                      Total                                Total                           Total
                              Average    Average    Increase      Average     Average    Increase    Average    Average  Increase
                              Volume      Rate      (Decrease)    Volume       Rate      (Decrease)  Volume       Rate   (Decrease)
                             ---------- ----------  ----------   ----------  ----------  ---------- ----------  -------------------
INTEREST INCOME
     Taxable investments      $ (2,030)     $ 119    $ (1,911)    $ (1,304)       $ (3)   $ (1,307)   $ 2,056     $ (462)  $ 1,594
     Nontaxable investments       (262)        30        (232)         (77)       (108)       (185)       (17)        11        (6)
                             ---------- ----------  ----------   ----------  ----------  ---------- ----------  -------------------

            Total               (2,292)       149      (2,143)      (1,381)       (111)     (1,492)     2,039       (451)    1,588

     Federal funds sold          3,987     (1,656)      2,331         (160)        254          94     (2,874)       (93)   (2,967)

     Loans
         Installment               769       (185)        584          516         216         732        151         (8)      143
         Commercial              4,892     (4,867)         25        4,095       1,391       5,486      1,078     (1,325)     (247)
         Real estate
            Commercial           8,043       (998)      7,045        7,946        (895)      7,051      8,250     (2,260)    5,990
            Construction         5,049     (7,848)     (2,799)       9,132       1,793      10,925      9,770     (1,599)    8,171
            Residential            776         60         836        1,460         307       1,767     (1,289)      (910)   (2,199)
                             ---------- ----------  ----------   ----------  ----------  ---------- ----------  -------------------

            Total               19,529    (13,838)      5,691       23,149       2,812      25,961     17,960     (6,102)   11,858

TOTAL INTEREST
     INCOME                     21,224    (15,345)      5,879       21,608       2,955      24,563     17,125     (6,646)   10,479
                             ---------- ----------  ----------   ----------  ----------  ---------- ----------  -------------------

INTEREST EXPENSE
     Money Market, Sweep &
         NOW accounts            2,038     (1,903)        135          569       1,481       2,050        406       (536)     (130)
     Savings accounts              746       (993)       (247)        (935)        294        (641)       610       (377)      233
     Other time deposits         7,033     (2,499)      4,534        7,787       5,401      13,188      1,755     (1,927)     (172)
                             ---------- ----------  ----------   ----------  ----------  ---------- ----------  -------------------

            Total interest
                bearing
                deposits         9,817     (5,395)      4,422        7,421       7,176      14,597      2,771     (2,840)      (69)

     Short-term borrowings      (1,085)      (327)     (1,412)        (165)        407         242        476        (99)      377
     FHLB borrowing                 86       (368)       (282)       1,661         776       2,437      2,018       (189)    1,829
                             ---------- ----------  ----------   ----------  ----------  ---------- ----------  -------------------

TOTAL INTEREST
     EXPENSE                     8,818     (6,090)      2,728        8,917       8,359      17,276      5,265     (3,128)    2,137
                             ---------- ----------  ----------   ----------  ----------  ---------- ----------  -------------------

CHANGE IN NET
      INTEREST INCOME          $12,406   $ (9,255)    $ 3,151      $12,691     $(5,404)    $ 7,287   $ 11,860    $(3,518)  $ 8,342
                             ========== ==========  ==========   ==========  ==========  ========== ==========  ===================
