Form 10-K, Exhibit 13
period 2003-12-31
FRONTIER FINANCIAL CORP /WA/
filed 2004-03-12
CIK 716457

FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

REPORT OF MANAGEMENT

The management of Frontier Financial Corporation and its subsidiaries has prepared and is responsible for the integrity and fairness of the financial statements and other financial information included in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry and, when appropriate, include amounts based on management's best estimates and judgment.

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

The Corporation's financial statements are audited by Moss Adams LLP, the Corporation's independent auditors. Their audits were conducted in accordance with auditing standards generally accepted in the United States of America and include a consideration of the internal control structure, tests of accounting records and other audit procedures necessary to allow the auditors to express their opinion on the fairness of the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 2003 the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2003.


  /s/ MICHAEL J. CLEMENTZ                    /s/ CAROL E. WHEELER
  -----------------------                    --------------------
  MICHAEL J. CLEMENTZ                        CAROL E. WHEELER
  President and Chief Executive Officer      Chief Financial Officer

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareowners
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Everett, Washington
January 16, 2004


                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)
                                                                                      DECEMBER 31,
                                                                              -----------------------------
ASSETS                                                                               2003             2002
                                                                              ------------     ------------

Cash and due from banks                                                           $74,552          $88,647
Federal funds sold                                                                      8           13,528
Investment securities
  Available for sale, at fair value                                               175,726          109,429
  Held to maturity (fair value 2003: $12,779; 2002: $31,601)                       12,189           30,608
                                                                              ------------     ------------

        Total investment securities                                               187,915          140,037

Loans                                                                           1,771,716        1,658,684
Less allowance for loan losses                                                    (29,556)         (28,175)
                                                                              ------------     ------------

        Net loans                                                               1,742,160        1,630,509

Premises and equipment, net                                                        28,756           26,697
Other real estate owned                                                             4,162            6,532
Intangible assets                                                                   6,476            6,476
Bank owned life insurance                                                          16,653           15,996
Other
 assets                                                                            14,711           15,305
                                                                              ------------     ------------

           Total assets                                                        $2,075,393       $1,943,727
                                                                              ============     ============

LIABILITIES

Deposits
    Noninterest bearing accounts                                                 $271,389         $237,972
    Interest bearing accounts                                                   1,395,628        1,322,904
                                                                              ------------     ------------

        Total deposits                                                          1,667,017        1,560,876

Federal funds purchased and securities sold under agreements to repurchase         10,015           11,809
Federal Home Loan Bank (FHLB) advances                                            170,104          160,121
Other liabilities                                                                   8,851           12,058
                                                                              ------------     ------------

        Total liabilities                                                       1,855,987        1,744,864
                                                                              ------------     ------------


SHAREOWNERS' EQUITY

Common stock, no par value; 100,000,000 shares authorized; 18,550,060 and
    18,817,684 shares issued and outstanding in 2003 and 2002.                    118,693          116,925
Retained earnings                                                                  97,221           79,841
Accumulated other comprehensive income, net of tax                                  3,492            2,097
                                                                              ------------     ------------

        Total shareowners' equity                                                 219,406          198,863
                                                                              ------------     ------------

           Total liabilities and shareowners' equity                           $2,075,393       $1,943,727
                                                                              ============     ============


   The accompanying notes are an integral part of these financial statements.



                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                  (In Thousands, except for per share amounts)

                                                                      YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                     2003         2002         2001
                                                                ----------   ----------   ----------
INTEREST INCOME
  Interest and fees on loans                                     $126,555     $131,437     $138,019
  Interest on federal funds sold                                      558          389        3,645
  Interest on investment securities
    Taxable                                                         7,045        5,810        6,030
    Exempt from federal income tax                                  1,043        1,223        1,361
                                                                ----------   ----------   ----------

       Total interest income                                      135,201      138,859      149,055
                                                                ----------   ----------   ----------

INTEREST EXPENSE
  Interest on deposits                                             29,907       38,470       59,097
  Interest on FHLB advances                                         7,763        6,979        5,950
  Interest on federal funds purchased and securities
    sold under agreements to repurchase                               159          132          409
                                                                ----------   ----------   ----------

       Total interest expense                                      37,829       45,581       65,456
                                                                ----------   ----------   ----------

       Net interest income                                         97,372       93,278       83,599

PROVISION FOR LOAN LOSSES                                          (4,250)      (6,300)     (13,600)
                                                                ----------   ----------   ----------

       Net interest income after provision for loan losses         93,122       86,978       69,999
                                                                ----------   ----------   ----------

NON INTEREST INCOME
  Gain (loss) on sale of securities                                   190         (480)           -
  Service charges                                                   4,595        4,133        3,279
  Other                                                             7,972        6,490        5,007
                                                                ----------   ----------   ----------

       Total non interest income                                   12,757       10,143        8,286
                                                                ----------   ----------   ----------

NON INTEREST EXPENSE
  Salaries                                                         20,819       18,764       17,698
  Employee benefits                                                 7,976        7,065        5,913
  Occupancy                                                         6,255        6,158        6,191
  FDIC insurance premium                                              330          300          284
  State business taxes                                              1,820        1,813        1,824
  Other                                                             9,019        8,760        9,439
                                                                ----------   ----------   ----------

       Total non interest expense                                  46,219       42,860       41,349
                                                                ----------   ----------   ----------

INCOME BEFORE INCOME TAX                                           59,660       54,261       36,936

PROVISION FOR INCOME TAX                                          (20,053)     (18,247)     (12,437)
                                                                ----------   ----------   ----------

NET INCOME                                                        $39,607      $36,014      $24,499
                                                                ==========   ==========   ==========

BASIC EARNINGS PER SHARE                                            $2.13        $1.88        $1.22
                                                                ==========   ==========   ==========

DILUTED EARNINGS PER SHARE                                          $2.12        $1.87        $1.21
                                                                ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statemtns.

                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     (In Thousands, except number of shares)



                                                                                Accumulated
                                                                                   Other
                                                                                Comprehensive
                                          Common Stock      Comprehensive Retained Income/
                                     ----------------------
                                       Shares      Amount      Income     Earnings (Loss)    Total
                                     ----------- ---------- ------------- -------- ------- ---------

Balance, December 31, 2000           19,767,897   $101,897                $90,827   ($947) $191,777

Comprehensive Income
   Net income for 2001                        -          -       $24,499   24,499       -    24,499
   Other comprehensive income
     Unrealized gain (loss) on
      available
       for sale securities, net of
        tax $851                              -          -         1,581        -   1,581     1,581
                                                            -------------
        Total comprehensive income                               $26,080
                                                            =============
Stock options exercised                 110,567      1,206                      -       -     1,206
Stock award plan                         19,423        451                      -       -       451
Purchase of common shares            (1,402,400)      (280)               (36,585)      -   (36,865)
Stock issued in merger with
 Interbancorp.                          689,392     11,884                      -       -    11,884
Cash dividend declared                        -          -                (11,003)      -   (11,003)
                                     ----------- ----------               -------- ------- ---------

Balance, December 31, 2001           19,184,879    115,158                 67,738     634   183,530
                                     ----------- ----------               -------- ------- ---------

Comprehensive Income
   Net income for 2002                        -          -       $36,014   36,014       -    36,014
   Other comprehensive income,
     Unrealized gain (loss) on
      available
       for sale securities, net of
        tax $788                              -          -         1,463        -   1,463     1,463
                                                            -------------
        Total comprehensive income                               $37,477
                                                            =============
Stock options exercised                  87,855      1,383                      -       -     1,383
Stock award plan                         18,450        479                      -       -       479
Purchase of common shares              (473,500)       (95)               (11,966)      -   (12,061)
Cash dividend declared                        -          -                (11,945)      -   (11,945)
                                     ----------- ----------               -------- ------- ---------

Balance, December 31, 2002           18,817,684    116,925                 79,841   2,097   198,863
                                     ----------- ----------               -------- ------- ---------

Comprehensive Income
   Net income for 2003                        -          -       $39,607   39,607       -    39,607
   Other comprehensive income,
     Unrealized gain (loss) on
      available
       for sale securities, net of
        tax $751                              -          -         1,395        -   1,395     1,395
                                                            -------------
        Total comprehensive income                               $41,002
                                                            =============
Stock options exercised                  83,354      1,559                      -       -     1,559
Stock award plan                         10,822        281                      -       -       281
Purchase of common shares              (361,800)       (72)                (9,076)      -    (9,148)
Cash dividend declared                        -          -                (13,151)      -   (13,151)
                                     ----------- ----------               -------- ------- ---------

Balance, December 31, 2003           18,550,060   $118,693                $97,221  $3,492  $219,406
                                     =========== ==========               ======== ======= =========

   The accompanying notes are an integral part of these financial statements.



                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)

                                                                      YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------
                                                                2003         2002                    2001
                                                          ----------- ------------ -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $39,607      $36,014                 $24,499
  Adjustments to reconcile net income to net
      cash provided by operating activities
    Depreciation and amortization                              3,255        3,291                   3,043
    Provision for loan losses                                  4,250        6,300                  13,600
    Gain on sale of other real estate owned                        -          178                     121
    Gain on sale of fixed assets                                   3           12                       7
    Gain (loss) on sale of securities                            190         (480)                      -
    Deferred taxes                                              (683)         (22)                   (273)
    Stock award plan compensation                                281          479                     451
  Changes in operating assets and liabilities
    Income taxes payable                                         633          898                    (530)
    Interest receivable                                         (243)        (377)                 (1,377)
    Interest payable                                            (853)      (2,341)                 (2,291)
    Proceeds from sales of mortgage loans                    137,059       89,678                  29,421
    Origination of mortgage loans held for sale             (130,249)     (94,908)                (32,607)
    Dividend income from Federal Home Loan Bank                 (781)        (884)                   (899)
    Other operating activities                                  (515)      (1,386)                (12,214)
                                                          ----------- ------------ -----------------------

      Net cash provided by operating activities               51,954       36,452                  20,951
                                                          ----------- ------------ -----------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net federal funds sold                                      13,520       31,272                  31,805
  Proceeds from maturities of available for sale
    and held to maturity securities                           89,664        7,173                 126,213
  Proceeds from sales of available for sale securities         5,051        2,013                       -
  Purchase of investment securities available for sale      (143,550)     (64,319)                (59,487)
  Purchase of investment securities held to maturity               -            -                    (988)
  Cash acquired in merger                                          -            -                   5,746
  Net cash flows from loan activities                       (122,703)     (92,649)               (203,551)
  Purchases of premises and equipment                         (4,084)      (1,442)                 (4,898)
  Proceeds from the sale of other real estate owned              300        3,793                      37
  Proceeds from the sale of premises and equipment                31
  Other investing activities                                   2,551        1,069                     138
                                                          ----------- ------------ -----------------------

      Net cash used by investing activities                 (159,220)    (113,090)               (104,985)
                                                          ----------- ------------ -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in core deposit accounts                        140,060      210,389                 188,112
  Net change in certificates of deposit                      (33,919)    (147,883)                (64,369)
  Stock options exercised                                      1,559        1,383                   1,206
  Cash dividends paid                                        (12,824)     (11,685)                (10,653)
  Purchase of common shares                                   (9,148)     (12,061)                (36,865)
  Net change in federal funds purchased and securities
   sold under
    agreements to repurchase                                  (1,794)       4,113                  (2,392)
  Advances from the Federal Home Loan Bank                    45,000       55,000                  10,000
  Repayments to the Federal Home Loan Bank                   (35,017)         (16)                 (5,026)
  Other financing activities                                    (746)       1,983                  (1,626)
                                                          ----------- ------------ -----------------------

      Net cash provided by financing activities               93,171      101,223                  78,387
                                                          ----------- ------------ -----------------------

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS               (14,095)      24,585                  (5,647)

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                  88,647       64,062                  69,709
                                                          ----------- ------------ -----------------------

CASH AND DUE FROM BANKS AT END OF YEAR                       $74,552      $88,647                 $64,062
                                                          =========== ============ =======================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for interest                     $38,682      $47,948                 $67,747
  Cash paid during the year for income taxes                 $24,657      $17,850                 $13,240

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
  Other real estate acquired in settlement of loans in 2003, 2002, and 2001 were $2.2 million, $9.7 million, and $550 thousand, respectively.

   The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of Frontier Financial Corporation (the Corporation or FFC), a financial holding company, and its wholly owned subsidiaries, Frontier Bank (the Bank), and FFP, Incorporated (FFP). FFP owns certain real property, which is leased to the Bank for use in its operations. Significant inter-company account balances and transactions have been eliminated. Assets held by the Bank in an agency or fiduciary capacity, are not included in the accompanying financial statements.

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

Summary of Significant Accounting Policies

(a) Investment Securities - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity (HTM), 2) available for sale (AFS), or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. The Corporation did not have any investment securities categorized as trading securities at December 31, 2003 and 2002.

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

(b) Federal Home Loan Bank (FHLB) Stock - The Bank's investment in Federal Home Loan Bank stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB. At year-end 2003 and 2002, the Bank held FHLB stock of $13.7 million and $13.8 million, respectively.

(c) Federal Reserve Bank (FRB) Stock - On October 7, 2002, the Bank was approved as a member of the Federal Reserve System. A requirement of membership is the purchase of Federal Reserve Stock at a par value of $100, of which 50% must be purchased. The amount of stock purchased is determined by the amount of common stock and surplus of the Bank at the time of membership and is evaluated periodically. At year-end 2003 and 2002, the Bank held FRB stock of $1.9 million and $1.8 million, respectively.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)


(d) Loans and Related Income - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding principal, are adjusted for unearned discounts, net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

Net deferred fees and costs are generally amortized into interest income as an adjustment to the loan yield using the interest method. Expenses deferred (principally personnel expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These fees include agency, standby letter of credit, loan commitment, and loan servicing release fees.

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

(e) Allowance For Loan Losses - The allowance for loan losses is maintained at a level management believes is adequate to provide for potential loan, loan commitment and standby letter of credit losses. The allowance is based on a continuing review of loans, loan commitments and standby letters of credit which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower's ability to repay, and evaluations of the prevailing and anticipated economic conditions.

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

(f) Loans Held For Sale - Mortgage loans originated and designated as held for sale are carried at the lower of cost or estimated fair value, as determined by quoted market prices, in aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

(g) Premises and Equipment - Premises and equipment are shown at cost and depreciated using the straight-line and accelerated methods. Depreciation expense is computed over the following estimated useful lives:

      Premises                                        7 to 40 years
      Furniture, fixtures and equipment                3 to 7 years

(h) Other Real Estate Owned - Other real estate owned consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

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

(i) Income Tax - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. Deferred tax assets and liabilities are determined using the liability method and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between the Bank's financial statements and its tax returns.

(j) Retirement Plan - The Corporation has a profit sharing and salary deferral plan that covers eligible employees. The Corporation's contributions to the plan were $2.4 million in 2003, $2.3 million in 2002, and $1.4 million in 2001. Contributions to the profit sharing plan are discretionary with a minimum of 6% of employee compensation. The plan is funded during the period in which it is committed by the Board of Directors.

(k) Advertising Costs - The Corporation expenses advertising costs as they are incurred and such costs are not considered to be material.

(l) Financial Instruments - In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(m) Stock Option Plans - At December 31, 2003, the Corporation has a stock-based employee compensation plan, which is described more fully in Note 11. The Corporation accounts for the plan using the intrinsic value method under recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant and vest immediately. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)


In Thousands, except for per share amounts
------------------------------------------

Proforma disclosures              2003        2002        2001
                              ---------   ---------   ---------

  Net income as reported       $39,607     $36,014     $24,499
  Additional compensation for
     fair value of stock
      options                    1,998         984       1,030
                              ---------   ---------   ---------

Proforma net income            $37,609     $35,030     $23,469
                              =========   =========   =========

Earnings per share
  Basic
    As reported                  $2.13       $1.88       $1.22
    Proforma                     $2.03       $1.83       $1.17
                              =========   =========   =========
  Diluted
    As reported                  $2.12       $1.87       $1.21
    Proforma                     $2.02       $1.82       $1.16
                              =========   =========   =========

(n) Earnings Per Share - Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends, stock splits and mergers accounted for as pooling-of-interests. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

(o) Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, and amounts due from banks. Cash and cash equivalents have an original maturity of three months or less.

(p) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change, relate to the determination of the allowance for loan losses, deferred income taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

(q) Reclassifications - Certain amounts in prior years' financial statements have been reclassified to conform to the 2003 presentation.

NOTE TWO - Investments

Investments in federal funds sold are made with major banks, which are approved by the Board of Directors. The Bank has an investment policy that generally permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:





In Thousands
------------------------------
                                                           Less than     12 months
                                                           12 months      or more
                                               Gross         Gross         Gross
2003                          Amortized        Unrealized    Unrealized  Unrealized        Fair
-----
                                 Cost          Gains        Losses         Losses         Value
                              ----------     ---------     ---------     ----------     ----------
Available for sale
  U.S. Treasury bonds              $251           $64             -              -           $315
  U.S. Agency bonds              67,903           143         ($133)             -         67,913
  Municipal securities               45             -            (4)             -             41
  Corporate bonds                75,500         2,128           (48)             -         77,580
  Equities                       26,653         3,501          (277)             -         29,877
                              ----------     ---------     ---------     ----------     ----------

                                170,352         5,836          (462)             -        175,726
                              ----------     ---------     ---------     ----------     ----------

Held to maturity
  Certificates of deposits            -             -             -              -              -
  Municipal securities           10,660           473           (30)             -         11,103
  Corporate bonds                 1,529           147             -              -          1,676
                              ----------     ---------     ---------     ----------     ----------

                                 12,189           620           (30)             -         12,779
                              ----------     ---------     ---------     ----------     ----------

     Total Securities          $182,541        $6,456         ($492)             -       $188,505
                              ==========     =========     =========     ==========     ==========



                                               Gross         Gross
2002                          Amortized        Unrealized    Unrealized     Fair
-----
                                 Cost          Gains        Losses         Value
                              ----------     ---------     ---------     ----------
Available for sale
  U.S. Treasury bonds              $251           $67             -           $318
  U.S. Agency bonds               1,665            21             -          1,686
  Municipal securities               50             -           ($8)            42
  Corporate bonds                84,349         1,605          (207)        85,747
  Equities                       19,889         1,757           (10)        21,636
                              ----------     ---------     ---------     ----------

                                106,204         3,450          (225)       109,429
                              ----------     ---------     ---------     ----------

Held to maturity
  Certificates of deposits        8,000             -             -          8,000
  Municipal securities           21,119           981             -         22,100
  Corporate bonds                 1,489            12             -          1,501
                              ----------     ---------     ---------     ----------

                                 30,608           993             -         31,601
                              ----------     ---------     ---------     ----------

     Total Securities          $136,812        $4,443         ($225)      $141,030
                              ==========     =========     =========     ==========



Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Corporation has evaluated these securities and has determined that the decline in value is temporary, and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. There are approximately 25 investment securities with unrealized losses at December 31, 2003. The Corporation anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Contractual maturities of investment securities as of December 31, 2003 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.


                              Available for Sale           Held to Maturity
                            -----------------------     -----------------------
                            Amortized      Fair         Amortized      Fair
                               Cost        Value          Cost        Value
                            ----------  -----------     ---------  ------------

Less than one year            $55,659      $59,402        $1,359        $1,391
One to five years              82,795       84,086         8,624         8,972
Five to ten years              29,071       29,082           677           740
Over ten years                  2,827        3,156         1,529         1,676
                            ----------  -----------     ---------  ------------

                             $170,352     $175,726       $12,189       $12,779
                            ==========  ===========     =========  ============

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 57% and 49% of the investments in corporate bonds at December 31, 2003 and 2002, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 35% and 41% of the investments in corporate bonds at December 31, 2003 and 2002, respectively, consisted of investments in companies doing business in the industrial sector.

Proceeds from sales of available for sale securities were $5.1 million in 2003 and $2.0 million in 2002. For the year ended December 31, 2001 there were no sales of securities. Gross realized gains on sales of securities were $191 thousand in 2003. Gross realized losses on sales of securities were $1 thousand in 2003 and $480 thousand in 2002. Investment securities, with a book value of $20.2 million and $22.8 million with fair values of $20.6 million and $23.5 million in 2003 and 2002, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

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

Major classifications of loans at December 31 are as follows:


In Thousands                                                             2003         2002
------------                                                      ------------  -----------

  Commercial                                                         $269,354     $272,787
  Real estate commercial                                              809,799      759,228
  Real estate construction                                            516,131      450,236
  Real estate mortgage                                                146,454      137,627
  Installment                                                          40,132       47,192
                                                                  ------------  -----------

                                                                    1,781,870    1,667,070
  Less deferred loan fees                                             (10,154)      (8,386)
                                                                  ------------  -----------

                                                                   $1,771,716   $1,658,684
                                                                  ============  ===========

Contractual maturities of loans as of December 31, 2003 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties. For repricing information please see table on page 36.



In Thousands                              Within            1-5      After
------------
                                          1 Year        Years       5 Years        Total
                                       ------------  -----------  ------------  -----------

  Commercial                              $143,148     $118,551        $7,264     $268,963
  Real estate commercial                    85,330      445,290       278,687      809,307
  Real estate construction                 360,129      130,970        16,773      507,872
  Real estate mortgage                      39,516       91,032        14,825      145,373
  Installment                                8,732       15,424        16,045       40,201
                                       ------------  -----------  ------------  -----------

                                          $636,855     $801,267      $333,594   $1,771,716
                                       ============  ===========  ============  ===========

  Loans maturing after                                      1-5      After
    one year with:                                      Years       5 Years
                                                     -----------  ------------

  Fixed rates                                          $618,172      $239,971
  Variable rates                                        183,095        93,623
                                                     -----------  ------------

                                                       $801,267      $333,594
                                                     ===========  ============


LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:

In Thousands                                               2003          2002         2001
------------                                         -----------  ------------  -----------

  Balance at beginning of year                          $28,175       $26,358      $21,907
  Merger                                                      -             -          652
  Provision charged to operating
   expense                                                4,250         6,300       13,600
  Deduct
    Loans charged-off                                    (3,622)       (5,109)     (10,693)
    Less recoveries                                         753           626          892
                                                     -----------  ------------  -----------

            Net recoveries (charge-
             offs)                                       (2,869)       (4,483)      (9,801)
                                                     -----------  ------------  -----------

  Balance at end of year                                $29,556       $28,175      $26,358
                                                     ===========  ============  ===========


The Bank had loans amounting to $12.9 million at December 31, 2003, $18.6 million at December 31, 2002, and $17.6 million at December 31, 2001 that were specifically classified as impaired with an average balance during the year of $12.9 million, $19.8 million, and $27.0 million, respectively. The allowance for loan losses related to these loans was approximately $1.0 million in 2003, $4.0 million in 2002, and $2.6 million in 2001. Interest collected on these loans in cash and included in income amounted to $429 thousand in 2003, $774 thousand in 2002, and $1.6 million in 2001. If interest on these loans had been accrued the additional amount of such income would have approximated $443 thousand in 2003, $1.4 million in 2002, and $958 thousand in 2001. At December 31, 2003 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

The Bank has a loan amounting to $6.2 million classified as impaired (which is included in the above paragraph impaired total) at December 31, 2003 that was restructured and is currently performing. At December 31, 2003 there were no commitments to lend additional funds to this borrower whose loan had been restructured.

NONPERFORMING ASSETS

The Bank's nonperforming assets (NPA's) (includes loans in nonaccrual and other real estate owned) total .52% of total assets at December 31, 2003.

OTHER REAL ESTATE OWNED

From time-to-time management has written-off various parcels of other real estate owned due to unresolved issues relating to permitting, zoning and wetlands. Management is attempting to work through the above mentioned issues to be able to effectively market these properties. Contingent gains could be realized, should the above issues be favorably resolved.

NOTE FOUR - Premises And Equipment

Premises and equipment at December 31 are comprised of the following:


In Thousands                                                             2003         2002
------------                                                      ------------  -----------

  Premises                                                            $23,850      $22,931
  Furniture, fixtures and equipment                                    15,315       14,619
  Land                                                                  8,885        8,878
  Construction in progress                                              2,034          290
                                                                  ------------  -----------

                                                                       50,084       46,718
  Less accumulated depreciation                                       (21,328)     (20,021)
                                                                  ------------  -----------

                                                                      $28,756      $26,697
                                                                  ============  ===========


Depreciation expense on premises and equipment totaled $2.3 million in 2003, 2002 and 2001.

NOTE FIVE - Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows:



In Thousands                                                             2003         2002
------------                                                      ------------  -----------

  Money market, sweep and NOW accounts                               $251,376     $296,999
  Savings                                                             625,843      473,577
  Time deposits, $100,000 and over                                    235,089      227,564
  Other time deposits                                                 283,320      324,764
                                                                  ------------  -----------

                                                                   $1,395,628   $1,322,904
                                                                  ============  ===========


The total remaining maturity schedule for time deposits is as follows:



In Thousands
------------

    December 31,                              2004                   $325,528
                                              2005                     53,188
                                              2006                     23,691
                                              2007                     61,659
                                              2008                     51,833
                                         Thereafter                     2,510
                                                                  ------------

                                                                     $518,409
                                                                  ============

NOTE SIX - Credit Arrangements

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets. At December 31, 2003, committed lines of credit agreements totaling approximately $50 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates.

NOTE SEVEN - Federal Home Loan Bank (FHLB) Advances

Contractual maturities of FHLB advances as of December 31, 2003 are shown below. Expected maturities will differ from contractual maturities because FHLB has the right to call without penalties:

                                   2003                         2002
                            --------------------------   ----------------------------
                                            Interest                      Interest
In Thousands                   Amount        Rates          Amount         Rates
------------                ------------  ------------   ------------  --------------

  Within one year               $15,000    1.47%-3.00%       $10,000      2.18%-2.25%
  Two through three years        20,000    3.05%-4.84%        10,000      3.00%-3.83%
  Four through nine years       135,040    3.53%-7.32%       135,050      1.23%-7.32%
  Ten through fifteen years          64          5.67%         5,071      3.53%-5.67%
                            ------------                 ------------
                               $170,104                     $160,121
                            ============                 ============


Advances from FHLB are collateralized by qualifying first mortgage loans, qualifying commercial real estate, and government agency securities as required by the Agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:


In Thousands                                      2003           2002
------------                               ------------   ------------

  Maximum outstanding at any month-end        $170,107       $160,122
  Average outstanding                          156,427        133,320
  Weighted average interest rates:
            Annual                                4.96%          5.23%
            End of year                           4.77%          4.84%

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

Securities sold under agreement to repurchase were $3.2 in 2003 and $3.7 million in 2002. The average daily balance of outstanding agreements during the period was $4.0 million in 2003 and $4.9 million in 2002, with maximum outstanding agreements at any month-end of $4.6 million and $5.3 million, respectively.

NOTE NINE - Income Tax

The components of the provision for income tax are as follows:

In Thousands                                              2003          2002          2001
---------------------------------------------------------------  ------------  ------------

  Current                                              $20,736       $18,269       $12,710
  Deferred                                                (683)          (22)         (273)
                                                   ------------  ------------  ------------

                                                       $20,053       $18,247       $12,437
                                                   ============  ============  ============


The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:


In Thousands                                              2003          2002
-------------                                       ------------   ----------

  Deferred tax assets
    Allowance for possible loan losses,
      in excess of tax reserves                        $10,335        $9,861
    Other deferred tax assets                              987         1,002
                                                   ------------  ------------

      Total deferred tax assets                         11,322        10,863
                                                   ------------  ------------

  Deferred tax liabilities
    FHLB stock dividends                                (2,310)       (2,279)
    Other deferred tax liabilities                      (1,939)       (2,194)
                                                   ------------  ------------

      Total deferred tax liabilities                    (4,249)       (4,473)
                                                   ------------  ------------

      Net deferred tax assets                           $7,073        $6,390
                                                   ============  ============

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

In Thousands                    2003                    2002                    2001
-------------------------------------------------  ----------------------  ----------------------
                             Amount       Rate       Amount       Rate       Amount       Rate
                           ----------  ----------  ----------  ----------  ----------  ----------
Income tax provision
  at statutory rate          $20,881          35%    $18,991          35%    $12,928          35%

Effect of nontaxable
  interest income               (543)        (1%)       (584)        (1%)       (809)        (2%)

Other                           (285)          -        (160)          -         318           -
                           ----------  ----------  ----------  ----------  ----------  ----------

                             $20,053          34%    $18,247          34%    $12,437          33%
                           ==========  ==========  ==========  ==========  ==========  ==========


NOTE TEN - Shareowners' Equity And Regulatory Matters

In addition to 100 million shares of common stock authorized, the Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock. There are no shares issued and outstanding.

In December 2003, the Board of Directors declared a $.185 per share cash dividend to shareowners of record as of January 7, 2004, and payable on January 20, 2004.

In January 2001 the Board announced the adoption of a stock repurchase program authorizing the Corporation to repurchase up to 5% of its outstanding stock in the open market. On October 17, 2001 the Board of Directors authorized to repurchase an additional 5% of outstanding common stock under the plan. On October 17, 2002 the Board of Directors authorized to repurchase an additional 5% of outstanding common stock under the plan. The plan expires October 2004. The Corporation has repurchased 361,800 and 473,500 shares in 2003 and 2002. There were 591,050 shares remaining under the current plan at December 31, 2003.

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

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the following table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to average risk weighted assets is referred to as the Tier I ratio. Management believes, as of December 31, 2003 and 2002 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

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



In Thousands
------------------------------                            To Be Well
                                                       Capitalized Under
                                                       Prompt Corrective          For Capital
                                     Actual            Action Provisions       Adequacy Purposes
                              ---------------------  ----------------------  ---------------------
2003                            Amount      Ratio     Amount       Ratio       Amount      Ratio
-----                         ----------  ---------  ---------  -----------  ----------  ---------
  Total Capital (to risk
       weighted assets)
     Consolidated              $234,828      11.51%  $204,031        10.00%   $163,225       8.00%
     Frontier Bank              218,340      10.79%   201,987        10.00%    161,589       8.00%

  Tier I Capital (to risk
       weighted assets)
     Consolidated               209,274      10.26%   122,418         6.00%     81,612       4.00%
     Frontier Bank              192,994       9.54%   121,192         6.00%     80,795       4.00%

  Tier I Capital (to
       average assets)
     Consolidated               209,274      10.15%   103,046         5.00%     82,437       4.00%
     Frontier Bank              192,994       9.44%   102,215         5.00%     81,772       4.00%


2002
-----

  Total Capital (to risk
       weighted assets)
     Consolidated              $213,282      11.62%  $183,469        10.00%   $146,775       8.00%
     Frontier Bank              194,950      10.83%   179,970        10.00%    143,976       8.00%

  Tier I Capital (to risk
       weighted assets)
     Consolidated               190,284      10.37%   110,081         6.00%     73,387       4.00%
     Frontier Bank              172,384       9.58%   107,982         6.00%     71,988       4.00%

  Tier I Capital (to
       average assets)
     Consolidated               190,284       9.85%    96,598         5.00%     77,278       4.00%
     Frontier Bank              172,384       9.01%    95,712         5.00%     76,569       4.00%


Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock (approximately $5.3 million at both December 31, 2003 and 2002).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $12.4 million in 2003 and $8.4 million in 2002.

NOTE ELEVEN - Benefit Plans

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

During fiscal 2003, 2002 and 2001, there were 10,510, 18,294 and 19,267 shares with a market value of $273 thousand, $475 thousand and $447 thousand, respectively were awarded under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

On February 17, 1999 the Corporation adopted the 1999 Employee Stock Award Plan to recognize, motivate, and reward eligible employees for longstanding performance with the Corporation and its subsidiaries. The employees eligible to receive stock awards under this plan must have been employees of the Corporation for at least 20 years, or some other tenure as determined from time to time by the Board of Directors. The maximum number of shares that may be issued is 10,000 and are adjusted to reflect future common share dividends, splits, recapitalization or reorganization. During fiscal year 2003, 2002, and 2001, there were 312, 156 and 156 shares with a market value of $8 thousand, $4 thousand and $4 thousand, respectively were awarded under this plan. Currently there have been 1,392 shares issued under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

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

For the most part, variables and assumptions are used in the model. For the periods 2003, 2002, and 2001 the risk-free interest rate is 2.90%, 2.53% and 4.65%; the dividend yield rate is 2.37%, 2.29% and 2.07%; the price volatility is 77.04%, 74.98% and 72.64%; and the weighted average expected life of the options has been measured at 5.1 years, 4.3 years and 6.0 years, respectively.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown.

Stock option transactions were:



                                                                                    Weighted
                                                                                   Average of
                                                     Shares of Common Stock     Exercisable Price
                                                   ---------------------------
                                                   Available for      Under         of Shares
                                                    Option/Award      Plans        Under Plans
                                                   --------------  -----------  -----------------
    Balance, December 31, 2000                           817,522      389,054             $16.63
      Authorized                                               -            -
      Granted                                            (93,736)      93,736              26.00
      Exercised                                                      (110,567)             10.91
      Forfeited/Expired                                    1,550       (1,550)               N/M
      Options from merger                                      -       40,406              10.53
                                                   --------------  -----------  -----------------

    Balance, December 31, 2001                           725,336      411,079              19.76
      Authorized                                               -            -
      Granted                                           (109,146)     109,146              26.00
      Exercised                                                       (87,855)             15.74
      Forfeited/Expired                                    7,295       (7,295)               N/M
                                                   --------------  -----------  -----------------

    Balance, December 31, 2002                           623,485      425,075              22.07
      Authorized                                               -            -
      Granted                                           (156,700)     156,700              33.00
      Exercised                                                       (83,354)             18.70
      Forfeited/Expired                                   10,932      (10,932)               N/M
                                                   --------------  -----------  -----------------

    Balance, December 31, 2003                           477,717      487,489             $26.06
                                                   ==============  ===========  =================


The numbers of shares under option for the plans represent 2.6% of the total shares outstanding as of December 31, 2003. The following table summarizes information concerning currently outstanding and exercisable options:


                                   Options Outstanding        Options Exercisable
                                 -----------------------   --------------------------
                                  Weighted
                                   Average     Weighted                   Weighted
  Range of                        Remaining    Average                     Average
  Exercise         Number        Contractual   Exercise      Number       Exercise
   Prices        Outstanding        Life        Price       Exercisable     Price
------------   ---------------   -----------  ----------   --------------------------

      $1-10             5,406          1.00       $9.80        5,406           $9.80
      10-20            68,976          5.24       16.21       68,976           16.21
      20-30           256,407          7.84       24.81      256,407           24.81
      30-40           156,700         10.00       33.00      156,700           33.00

NOTE TWELVE - Earnings Per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:


In Thousands, except for per share amounts
-----------------------------------------

  Proforma disclosures                            2003          2002          2001
                                         --------------  ------------  ------------

  Net income (numerator)                       $39,607       $36,014       $24,499
                                         ==============  ============  ============

  Shares used in the calculation
    (denominator)
    Weighted average shares outstanding         18,553        19,107        20,100
    Effect of dilutive stock options               101           107           165
                                         --------------  ------------  ------------
    Diluted shares                              18,654        19,214        20,265
                                         ==============  ============  ============

  Basic Earnings per share                       $2.13         $1.88         $1.22
                                         ==============  ============  ============
  Diluted Earnings per share                     $2.12         $1.87         $1.21
                                         ==============  ============  ============


NOTE THIRTEEN - Related Party Transactions


Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 2003, 2002 and 2001 as follows and were within regulatory limitations:



In Thousands                                                 2003          2002          2001
---------------                                     ----------------   -----------   -----------

   Balance at beginning of year                           $40,782       $27,422       $24,759
   New loans or advances                                   24,646        36,650        12,067
   Repayments                                             (15,932)      (23,290)       (9,404)
                                                       -----------   -----------   -----------

   Balance at end of year                                 $49,496       $40,782       $27,422
                                                       ===========   ===========   ===========

Total deposits beneficially owned by related parties were $5.3 million, $10.9 million, and $11.3 million at December 31, 2003, 2002 and 2001, respectively.


NOTE FOURTEEN - Commitments and Contingent Liabilities

The Bank leases various branch offices under agreements, which expire between 2004 and 2023. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitment through 2008 and thereafter is as follows:

      In Thousands
      -------------------

      Year ending December 31,      2004                        $809
                                    2005                         696
                                    2006                         630
                                    2007                         593
                                    2008                         596
                               Thereafter                      2,481
                                                          -----------

                                                              $5,805
                                                          ===========

Rental expense charged to operations was $1.1 million in 2003, $1.1 million in 2002, and $926 thousand in 2001.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 2003 or 2002.

A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 2003 follows:

                                                            Amount
                                                            ------
        Commitments to extend credit                      $404,386
        Credit card arrangements                            28,656
        Standby letters of credit                           26,956

The Corporation is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Corporation's financial condition or results of operations.

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


In Thousands                                  2003                      2002
----------------------------------------------------------------  ------------------------
                                         Carrying       Fair       Carrying       Fair
Assets                                     Value        Value        Value        Value
---------------------------------------------------  -----------  -----------  -----------

  Cash and due from banks                  $74,552      $74,552      $88,647      $88,647
  Federal funds sold                             8            8       13,528       13,528
  Investment securities
    Available for sale                     175,726      175,726      109,429      109,429
    Held to maturity                        12,189       12,779       30,608       31,601
  Net loans                              1,742,160    1,767,885    1,630,509    1,661,681

Liabilities
----------------------------------------

  Noninterest bearing deposits             271,389      271,389      237,972      237,972
  Interest bearing deposits              1,395,628    1,403,670    1,322,904    1,332,475
  Federal funds purchased
    and securities sold under
    agreements to repurchase                10,015       10,015       11,809       11,809
  FHLB Advances                            170,104      178,667      160,121      173,201


NOTE SIXTEEN - Parent Company (Only) Financial Information

Condensed balance sheets at December 31:



In Thousands                                                                  2003         2002
------------                                                            -----------  -----------

ASSETS
  Cash                                                                      $1,450       $1,819
  Investment in subsidiaries:
            Bank                                                           194,354      173,315
            Nonbank                                                         10,482       11,656
  Investment securities
            Available for sale, at fair value                               10,651        7,385
            Held to maturity (Fair value 2003: $0; 2002: $1,489)                 -        1,489
  Other assets                                                               5,903        6,304
                                                                        -----------  -----------

                                                                          $222,840     $201,968
                                                                        ===========  ===========
LIABILITIES
  Other liabilities                                                         $3,434       $3,105
                                                                        -----------  -----------

SHAREOWNERS' EQUITY
  Common stock                                                             118,693      116,925
  Retained earnings                                                         97,221       79,841
  Accumulated other comprehensive income (loss), net of tax                  3,492        2,097
                                                                        -----------  -----------

  Total Shareowners' equity                                                219,406      198,863
                                                                        -----------  -----------

                                                                          $222,840     $201,968
                                                                        ===========  ===========


Condensed statements of income for the years ended December 31:

In Thousands                                                    2003          2002          2001
------------                                              -----------   -----------   -----------

      Income
         Dividends from Bank                                 $21,662       $22,898       $46,488
         Dividend from FFP                                     1,564             -             -
         Other dividends                                         163           102            92
         Rental                                                    -           346           376
         Interest                                                229           351           367
                                                          -----------   -----------   -----------

            Total income                                      23,618        23,697        47,323
                                                          -----------   -----------   -----------

      Expenses
         Interest                                                  -             2             2
         Personnel                                               700           427           291
         Depreciation and amortization                            10           720           698
         Other                                                   761           220           835
                                                          -----------   -----------   -----------

            Total expenses                                     1,471         1,369         1,826
                                                          -----------   -----------   -----------

      Income before equity in undistributed income
         of subsidiaries and benefit equivalent to
         income tax                                           22,147        22,328        45,497

      Benefit equivalent to income tax                           378           136           166
                                                          -----------   -----------   -----------

      Income before equity (deficit) in undistributed
       income
         of subsidiaries                                      22,525        22,464        45,663

      Equity (deficit) in undistributed
         income of subsidiaries                               17,082        13,550       (21,164)
                                                          -----------   -----------   -----------

            Net income                                       $39,607       $36,014       $24,499
                                                          ===========   ===========   ===========


Condensed statements of cash flows for the years ended December 31:


In Thousands                                                    2003          2002          2001
------------                                              -----------   -----------   -----------

Cash flows from operating activities
      Net income                                             $39,607       $36,014       $24,499
      Adjustments to reconcile net income to net cash
            provided by operating activities
         Equity in income of subsidiaries                    (40,308)      (36,448)      (25,324)
         Dividends received from subsidiaries                 23,226        22,898        46,488
         Depreciation and amortization                            10           720           698
         Other operating activities                                7          (315)        1,446
                                                          -----------   -----------   -----------

            Net cash flows from operating activities          22,542        22,869        47,807
                                                          -----------   -----------   -----------

      Purchase of available for sale securities               (2,529)            -          (988)
      Other investment activities                                 49         1,001             -
                                                          -----------   -----------   -----------

            Net cash flows from investing activities          (2,480)        1,001          (988)
                                                          -----------   -----------   -----------

Cash flows from financing activities
      Stock options exercised                                  1,559         1,383         1,206
      Purchase of common shares                               (9,148)      (12,061)      (36,865)
      Cash dividends paid to shareowners                     (12,824)      (11,685)      (10,653)
      Other financing activities                                 (18)         (797)         (578)
                                                          -----------   -----------   -----------

            Net cash flows from financing activities         (20,431)      (23,160)      (46,890)
                                                          -----------   -----------   -----------

Increase (decrease) in cash                                     (369)          710           (71)

Cash at beginning of year                                      1,819         1,109         1,180
                                                          -----------   -----------   -----------

Cash at end of year                                           $1,450        $1,819        $1,109
                                                          ===========   ===========   ===========



NOTE SEVENTEEN-Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (VIE). It defined a VIE as a corporation, partnership, trust, or any other legal structure used for the business purpose that either a) does not have equity investors with voting rights or b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. This Interpretation will generally require a VIE to be consolidated or deconsolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual return. The provisions of Interpretation No. 46 are required to be applied immediately to VIE's created after January 31, 2003. The Corporation does not have any VIE's and accordingly the implementation of the Interpretation did not result in an impact on its financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. Adoption of the Statement did not result in an impact on the Corporation's statement of financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Corporation's statement of financial position or results of operations.

In November 2003, the Emerging Issues Task Force (EITF) researched a consensus in EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under FASB Statements No. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Corporation's statement of financial position or results of operations.

NOTE EIGHTEEN- Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income

                                                              2003 Quarter Ended
In Thousands                                                     (Unaudited)
-----------------------------------------------------------------------------------------------------
                                           December 31   September 30    June 30         March 31
                                         ------------------------------------------   ---------------
Interest income                              $33,651        $33,490        $33,989           $34,071
Interest expense                               8,697          9,110          9,793            10,229
                                         ------------   ------------   ------------   ---------------
  Net interest income                         24,954         24,380         24,196            23,842
Provision for loan losses                     (1,650)          (850)          (900)             (850)
                                         ------------   ------------   ------------   ---------------
Net interest income after provision
   for loan losses                            23,304         23,530         23,296            22,992
Non interest income                            3,024          3,440          3,239             3,054
Non interest expense                          12,518         11,285         11,256            11,160
                                         ------------   ------------   ------------   ---------------
Income before income tax                      13,810         15,685         15,279            14,886
Provision for income tax                      (4,489)        (5,208)        (5,131)           (5,225)
                                         ------------   ------------   ------------   ---------------
Net income                                    $9,321        $10,477        $10,148            $9,661
                                         ============   ============   ============   ===============
Basic earnings per share                       $0.50          $0.57          $0.55             $0.52
Diluted earnings per share                     $0.50          $0.56          $0.55             $0.52
Weighted average basic shares outstanding 18,530,345     18,505,346     18,493,353        18,688,364
Weighted average diluted shares
 outstanding                              18,667,501     18,619,111     18,577,748        18,749,355



                                                              2002 Quarter Ended
In Thousands                                                     (Unaudited)
-----------------------------------------------------------------------------------------------------
                                           December 31   September 30    June 30         March 31
                                         ------------------------------------------   ---------------
Interest income                              $35,978        $35,375        $33,618           $33,888
Interest expense                              11,013         11,595         11,276            11,697
                                         ------------   ------------   ------------   ---------------
  Net interest income                         24,965         23,780         22,342            22,191
Provision for loan losses                     (3,200)        (1,500)        (1,100)             (500)
                                         ------------   ------------   ------------   ---------------
Net interest income after provision
   for loan losses                            21,765         22,280         21,242            21,691
Non interest income                            2,529          2,343          2,680             2,591
Non interest expense                          12,357         10,308         10,170            10,025
                                         ------------   ------------   ------------   ---------------
Income before income tax                      11,937         14,315         13,752            14,257
Provision for income tax                      (3,870)        (4,707)        (4,686)           (4,984)
                                         ------------   ------------   ------------   ---------------
Net income                                    $8,067         $9,608         $9,066            $9,273
                                         ============   ============   ============   ===============
Basic earnings per  share                      $0.43          $0.50          $0.47             $0.48
Diluted earnings per  share                    $0.43          $0.50          $0.47             $0.48
Weighted average basic shares outstanding 18,839,275     19,187,849     19,203,850        19,199,935
Weighted average diluted shares
 outstanding                              18,936,364     19,294,901     19,327,290        19,298,594

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION
--------------------------------------------------------------------------------

The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements.

Frontier Financial Corporation ("the Corporation") a Washington corporation, is a financial holding company owning all of the equity of its wholly owned subsidiaries, Frontier Bank (the "Bank") and FFP, Inc., a bank premises holding company.

FINANCIAL HIGHLIGHTS

Frontier Financial Corporation's performance in 2003 reflects another year of record earnings, continued asset growth, and solid credit quality.

Net income was up 10.0%, totaling $39.6 million, or $2.12 per diluted share, which compares to $36.0 million, $1.87 per diluted share, in 2002, and $24.5 million, $1.21 per diluted share, in 2001. Net income in 2003 was influenced by a favorable increase in net interest income and an improvement in asset quality allowing a smaller loan loss provision. Our net interest income in 2003 improved to $97.4 million from $93.3 million in 2002, an increase of 4.4%, as compared to an increase of $9.7 million, or 11.6%, from 2001 to 2002. Net interest income in 2001 totaled $83.6 million.

Contributing to our record earnings for 2003 was the growth in total assets, which increased $131.7 million, or 6.8%. By comparison, the increase in assets in 2002 was $137.0 million, or 7.6%. The growth in our assets occurred principally in the loan portfolio. Portfolio loans (loans receivable) in 2003 increased to $1.77 billion, a growth of 6.8% from 2002's balance of $1.66 billion. The comparative increase in the prior year was 5.3%, or $83.7 million.

Nonperforming assets were .52% of total assets at December 31, 2003, down from ..98% at December 31, 2002 and down from .68% at year-end 2001. Nonaccruing loans decreased to $6.7 million at year-end, down from $12.4 million at December 31, 2002. The year ended 2002 was up from $11.5 million at year-end 2001. For the years ended December 31, 2003, 2002 and 2001, net loan charge offs amounted to $2.9 million, $4.5 million and $9.8 respectively, 17 basis points for 2003, 28 basis points for 2002 and 64 basis points for 2001 of average loans outstanding. The total allowance for loan losses stood at $29.6 million, or 1.67% of total loans outstanding compared to $28.2 million, or 1.70% of total loans outstanding at 2002 and 1.67% of total loans at year-end 2001.

During the year cash dividends of $12.8 million were paid to shareowners and the Corporation purchased $9.1 million of common stock in the open market under a stock repurchase program. There were 346,800 shares repurchased in the first quarter of 2003. Only 15,000 shares were purchased during the remainder of the year. There were 473,500 and 1,402,400 shares repurchased in 2002 and 2001, respectively, totaling $12.1 million and $36.9 million, respectively.

RESULTS OF OPERATIONS

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

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. Reference to net interest income and net interest margin (NIM), in this discussion, represents taxable

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

equivalent (TE) amounts using a tax rate of 35%, and applies to loans and investments as no other assets or liabilities are affected by the adjustment.

The level of growth in our earning assets and the repricing characteristics of our assets and liabilities influenced net interest income, which increased 4.4% from the prior year. The latter, repricing of assets and liabilities, is in turn influenced by the direction of interest rates. In the last 3 years, we benefited by an increase in earning assets but income declined because of the repricing of assets and liabilities. The tables on pages 44 and 45 include a breakdown of the change in earning assets and liabilities, referred to as "volume," and the repricing of assets and liabilities labeled "rate."

Average earning assets rose $151.9 million, or 8.7%, in 2003, following increases of 1.2% and 15.0% in 2002 and 2001, respectively. The growth over the past year in earning assets has come mainly from the increase in the loan and investment portfolio. Loans rose $90.0 million, or 5.6%, this past year and $76.9 million in 2002, which was up by $196.5 million from 2001, or 5.0% and 14.8% respectively. Investments increased $47.9 million, or 34.2% for the year and increased $58.3 million, or 71.3% in 2002 and declined $61.9 million, or 43.1% in 2001. The increase in earning assets contributed $9.9 million to net interest income in 2003. In 2002 and 2001 the growth in assets increased net interest income by $4.8 million and $21.2 million, respectively. The reduction in income from the change in interest rates totaled $13.7 million for the year and totaled $15.1 million and $15.3 million for 2002 and 2001 respectively.

Interest bearing liabilities rose $128.1 million during the year, following increases of $34.3 million and $181.3 million in 2002 and 2001, respectively. The growth over the past year has been from interest bearing deposits, which increased $98.2 million. The increase in interest bearing liabilities contributed $2.7 million to interest expense in 2003 and decreased interest expense in 2002 by $2.6 million. The reason why an increase in the balances decreased interest expense is that the mix of deposits changed so that the overall cost was less. Growth of interest bearing liabilities in 2001 contributed $8.8 million. The increase in income from the change in interest rates was $10.4 million for the year and $17.2 million and $6.1 million for 2002 and 2001, respectively.

The net interest margin declined in 2003 to 5.16% from 5.38% the previous year, and 4.90% in 2001. The decrease in the net interest margin in 2003 is attributable to a slower decline in the interest expense ratio than the corresponding figure for the decrease in the interest income ratio. The interest expense ratio (interest expense/average deposits and borrowings) fell from 3.22% in 2002 to 2.45% in 2003, a decrease of 77 basis points. During the same period the interest income ratio (interest income/average earning assets) declined 84 basis points. Several factors contributed to the disparate movement in ratios, to include the effect of interest rates and the repricing characteristics of loans and deposits.

The Federal Reserve Bank (FRB) did not drop short-term rates in 2003, but dropped them once during 2002. However, loan yields continued to decline in 2003 due to competition in the Bank's market area. This flat interest rate environment allowed the interest bearing liabilities, due to the lag effect, to "catch up" to the interest bearing assets. In the previous year, 2001, the FRB dropped rates 11 times. Our loan portfolio, which is composed of 46% adjustable-rate loans, began to decline in the 4th quarter of 2001 as those loans were tied to indexes that key off of short-term rates. The interest bearing liabilities did not drop as dramatically due to their "lagging" nature. During 2002, with only one rate drop by the FRB in November, the adverse effect on the interest bearing assets was less than the previous year. However, interest bearing liabilities continued to lag throughout the year, thus having a negative impact on the net interest margin.

Interest bearing liabilities are mainly comprised of deposits, which make up 89.4% of all liabilities. In contrast to adjustable-rate loans, deposit rates are not directly governed by indexes. We set our rates as often as weekly depending on the general rates in effect for competing financial institutions. When interest rates drop quickly, as occurred in 2001, there is a tendency for deposit rates to decline more slowly, because of local competitive factors, than loan rates.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


Below is a table showing the tax equivalent net interest margin at each quarter end:

                                                      Tax Equivalent     Tax Equivalent
                                   Net Interest        Effect on            Net Interest
Quarter Ended                       Margin              Margin              Margin
----------------------------------------------------------------------------------------
December 31, 2002                     5.47%             0.05%              5.52%
March 31, 2003                        5.18%             0.05%              5.23%
June 30, 2003                         5.12%             0.05%              5.17%
September 30, 2003                    5.05%             0.05%              5.10%
December 31, 2003                     5.07              0.05%              5.12%

A review of the past 12 months shows that the net interest margin began year 2003 at 5.52% (quarter ended December 31, 2002). The margin then declined to 5.23% for the first quarter and declined to 5.17% in the second quarter, and again in the third quarter to 5.10% with a slight increase to 5.12% in the fourth quarter. As was noted earlier, the Corporation dropped its key lending index 25 basis points in the third quarter 2003 and the FRB dropped interest rates only once during the year 2002 in November. The impact of these movements contributed to the narrowing of the margin in all but the fourth quarter of 2003. In the two years previous to 2003 we saw the net interest margin increase from 4.90% in 2001 to 5.38% in 2002.

The outlook for 2004 depends on our ability to continue to increase earning assets and manage the net interest margin. To enhance our ability to grow earning assets, we have expanded our market area by establishing an office in Seattle and set up a new real estate operation in Pierce County.

We attempt to measure the effect of changing interest rates with our gap and interest rate simulation models. The simulation model suggests that rising or falling rates would be to our advantage. The interest rate simulation model at December 31, 2003 indicates that if rates were to raise 200 basis points ratably over the next 12 months, our net interest income would improve by 6.8%. If rates were to fall 100 basis points, our net interest income would probably also increase .1%. The gap model indicates that we are currently negatively gapped, meaning that more liabilities will reprice within a one-year period than assets. However, a further discussion of the gap model results, under the headings "Market Risk Sensitivity Instruments" and "Asset/Liability Management, pages 33 and 34 explains why a move in rates, in either direction, would not be harmful to us.

OTHER OPERATING INCOME

Service Charges

Deposit fee income has increased over the last three years, from $3.3 million in year 2001 to $4.1 million last year, and this year to $4.6 million. Virtually all that income is attributable to checking accounts. Our growth in checking account balances has been solid this year, increasing from $238.0 million last year to $271.4 million this year. Checking account deposits declined $376 thousand from 2001 to 2002.

In addition to the increase in checking account totals, our most popular interest bearing account "premium savings" grew by $152.3 million last year. But not all of that increase was new money as funds were shifted from NOW and money market accounts. Our premium savings account has paid a higher rate than other deposit products over the last 2 years while providing the depositor with immediate access to their funds.

Other Income

Other income is composed of a variety of sources of which the sale of mortgages with servicing released constitute the most significant item. Other operating income increased in 2003 to $12.8 million from $10.1 million the previous year.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

The comparable figure for 2001 was $8.3 million. The increase in the current year was largely mortgages sold with servicing released through our secondary market operations. This amount totaled $2.0 million, an increase of 62.0% over last year.

The table below indicates the historical income over the past three years:

Secondary Market Activity


In Thousands
-------------------------------------
                                               2003            2002            2001
                                     --------------- --------------- ---------------
Volume of Loans Originated                 $130,249         $94,908         $32,607
Volume of Loans Sold                        137,059          89,678          29,421
Gross Revenue on Mortgages Sold
     with Servicing Released                  2,048           1,264             512


The other major sources of other income were letter of credit fees and trust department fees, which were up $130 thousand and $107 thousand, respectively. Other income was up $1.0 million in 2002 from 2001. This increase was attributable to an investment in bank owned life insurance in December 2001, which produced $857 thousand. In 2001, the increase of $589 thousand was due to broker loan fee income of $576 thousand. These increases are in addition to the loan servicing release fees in the above table.

Gain (Loss) On The Sale Of Investments

Our gains amounted to $190 thousand this year as compared to a loss of $480 thousand in 2002. We didn't have any comparable sales in 2001. The investment sales consisted of accepting a tender offer from the issuer of a security and a bond that offered a premium as compensation for allowing early retirement of the bond. The loss of $480 thousand in 2002 was due to the sale of bonds, which fell below the level of "investment grade".

OTHER OPERATING EXPENSES

Salaries And Employee Benefits

Compensation costs have risen $3.0 million or 11.5% in 2003, $2.2 million or 9.4% in 2002 and $.8 million or 3.6% in 2001. Salaries and employee benefits costs were affected by an increase in staff, merit raises and a rise in commissions and bonuses.

The staffing level, referred to as full-time equivalent (FTE), totaled 622 at year-end 2003. That figure compares to 573 at December 2002, and 579 the previous year. The staffing increase this year was evenly focused in our lending and operations departments.

In addition to the growth in staffing levels over the last 3 years, we increased salaries by 6.6% in 2003 as a result of our annual compensation reviews and position promotions. The amounts were 6.0% and 8.9% in 2002 and 2001, respectively. The percentage of salary increases referred to in the above paragraph for the year 2001 was adjusted as a result of the Bank's evaluation of loan costs.

One of the issues that complicates the reporting of compensation expense is the deferral of loan origination costs. In accordance with the current accounting standards, loan origination costs are deferred and amortized over the life of the loan. The loan costs, which are determined for each loan type, are then deducted from operating expense, with the net figures reported in the financial statements. Compensation is thus comprised of the expected items such as salaries, benefits and commissions, but also the effect of deferred loan origination costs, which can vary substantially from year-to-year, as seen in the following chart.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


In Thousands
-------------------------------------------
                                                     2003            2002            2001
                                           --------------- --------------- ---------------
     Salaries and Benefits                        $28,795         $25,829         $23,611
     Deferred Loan Origination Costs               (3,928)         (3,917)         (3,518)
                                           --------------- --------------- ---------------

     Net Salaries and Benefit Costs               $24,867         $21,912         $20,093
                                           =============== =============== ===============

     Loan Originations                         $2,195,000      $1,905,000      $1,590,000
                                           =============== =============== ===============

Occupancy Expense

Occupancy expense of $6.3 million in 2003 was up 1.6% from $6.2 million in the previous year. The comparative figure for 2001 was $6.2 million. The increase in 2003 is mainly due to normal operations. Occupancy expense was down $33 thousand in 2002 and increased $630 thousand in 2001. The increase in 2001 was to update our technology infrastructure.

Other Expenses

The remaining other expenses increased slightly to $11.2 million, or 2.7% in 2003. From 2001 to 2002, costs declined $674 thousand, or 5.8% and increased $1.3 million, or 13.1% from 2000 to 2001. The nominal increase in 2003 was due to normal growth and in 2001 was due to larger goodwill amortization cost and higher operational losses.

Reserve And Provision For Loan Losses

Managements determination of the level of the provision for loan losses is based on various judgments and assumptions, including; general economic conditions, loan portfolio composition, prior loan loss experience, the evaluation of credit risk related to specific credits and market segments, and monitoring results from the Corporation's ongoing internal credit review staff. Management believes our methodology for assessing credit risk is adequate and reflected in the resulting allowance calculation. The allowance methodology takes into account that the loan loss reserve will change at different points in time based on economic conditions, credit performance, loan mix and collateral values.

The allowance for loan losses increased to $29.6 million as of December 31, 2003. At year-end 2002, the reserve balance was $28.2 million, which in turn was an increase of $1.8 million over year-end 2001 balance of $26.4 million. The allowance for loan loss reserve was 1.67% of totals loans as of year-end December 31, 2003. For year-end December 31, 2002 our reserve ratio was 1.70% and was 1.67% for year-end 2001. The year-end 2003 reserve is 272% of nonperforming loans. At year-end December 31, 2002 this ratio was 149% and was 216% for year-end 2001.

An uncertain economic environment and increasing delinquencies supported the higher loan loss reserve for year-end 2002. An improving economy, and positive credit performance trends, is reflected in both year-end 2003 reserve of 1.67%, and an increasing ratio reserve to nonperforming loans of 272% as compared to 149% and 216% in previous two years ending 2002 and 2001 respectively.

The Bank considers the provision for loan losses adequate to cover losses inherent in the portfolio at December 31, 2003.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

REVIEW OF FINANCIAL CONDITION

Investment Securities

Investment securities increased from $140 million at year-end 2002 to $187.9 million as of December 31, 2003, a rise of 34.2%. There was considerable activity within the securities portfolio during the year. In the first two quarters of 2003, the Federal Funds sold balance had grown to over $113 million. Early in the third quarter, in order to take advantage of higher yields, a concentrated effort was made to purchase investment securities. Security purchases for year 2003 totaled $143.5 million, sales of securities amounted to $5.1 million, while approximately $90.0 million in securities matured. The securities sales were executed to take advantage of a tender offer by the issuer. Investment securities increased $58.3 million, or 71.3% in 2002, but decreased $61.9 million, or 43.1% in 2001.

Loans

Loans increased 6.8% in 2003, from $1.66 billion at December 31, 2002, to $1.77 billion at year-end 2003. In 2001, loans grew to $1.58 billion from $1.38 billion in 2000. Please see page 41 of this report and Form 10-K for the year-ended December 31, 2003 for a further discussion of loans.

Deposits

Deposits increased $106.1 million, or 6.8%, in 2003, and $62.5 million, or 4.2% in 2002 and $123.7 million, or 9.0% on 2001. The increase in deposits was characterized by an emphasis on improving the mix of deposits.



Interest bearing deposits at December 31,

    In Thousands
-------------------------------------------
                                                     2003            2002            2001
                                           --------------- --------------- ---------------
     NOW and money market accounts               $251,376        $296,999        $295,953
     Savings accounts                             625,843         473,577         263,858
     Time deposits                                518,409         552,328         700,211
                                           --------------- --------------- ---------------
            Total                              $1,395,628      $1,322,904      $1,260,022
                                           =============== =============== ===============


The trend for the last three years has been declining time deposits. Total interest bearing deposits increased $72.7 million, or 5.5% in 2003, $62.9 million, or 5.0% in 2002 and $77.2 million in 2001. Time deposits declined in all three years, and NOW and money Market accounts also declined in 2003, but increased in prior years. The type of savings accounts having the largest increase over the last 3 years was our premium savings account, which increased from $223 million in 2001 to $573 million in 2003. This account was created as an alternative to certificates of deposit and pays a higher annual percentage yield than other core deposits. This change in the mix is attributable to the rates paid on those deposits.

MARKET RISK SENSITIVE INSTRUMENTS

Market risk is the risk of loss from adverse changes in market prices and rates. A significant market risk arises from interest rate risk inherent in our lending, deposit, borrowing, and mortgage-banking activities. To that end, we actively monitor and manage interest rate risk exposure.

A number of measures are utilized to monitor and manage interest rate risk, including income simulation and interest "gap" analysis (further discussed under the subheading "Asset and Liability Management" on page 34). An income simulation model is primarily used to assess the impact on earnings changes that interest rates may produce. Key assumptions in the model include, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivity, consumer preferences, and management's capital leverage plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and specific strategies, among other factors.

We use a simulation model to estimate the impact of changing interest rates on the Corporation's earnings and capital. The model calculates the change in net interest income under various rate shocks. As of December 31, 2003, the model predicted that net interest income would increase about $4.3 million if rates increased 2%, an increase of about $157 thousand if rates fell 1%.

Based on the results of simulations at the end of the last three years, the estimated impact of a steady change in interest rates over the next 12 months is shown in the table below (assumes a 35% tax rate):


December 31,
                           2003 Estimated Change  2002 Estimated Change  2001 Estimated Change
                           ---------------------- ---------------------- ----------------------
Rate Shock                       -1.0%       2.0%       -1.0%       2.0%       -1.0%       2.0%
                           ---------------------- ---------------------- ----------------------
Net Interest Income              $242     $6,548      $1,375     $2,450       ($717)    $1,434
Net Income                        157      4,256         921        809        (477)       954


The interest rate scenarios reflected above represent the results of possible near-term interest rate movements. Approximately 43% of the loan portfolio is tied to rate indexes that are one year or less in duration. These indexes include our Base rate, Federal Home Loan Bank of Seattle (FHLB) Advance Rate, Wall Street Journal prime, London Interbank Offering Rate (LIBOR), and Constant Maturity Treasury (CMT), all of which as of December 31, 2003, were below 5%. You will note that for the past two years, declining rates are indicating an increase in net interest income, which is contrary to what would be expected. This is due to a significant portion of variable rate loans that are at or near their floors, and the multiplier effect that will be discussed later.

The percentages shown represent changes over a 12-month period in net interest income under two rate scenarios. The cash flows have been adjusted to account for projected amortization, prepayments, core deposit decay rates, and other factors.

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while structuring the asset and liability components to obtain the maximum net interest margin. We rely primarily on our asset and liability structure to control interest rate risk.

ASSET AND LIABILITY MANAGEMENT

Asset and liability management is the responsibility of the Asset/Liability Committee, which acts within policy directives established by the Board of Directors. This committee meets regularly to monitor the composition of the balance sheet, to assess projected earnings trends, and to formulate strategies consistent with the objectives for liquidity, interest rate risk, and capital adequacy. The objective of asset/liability management is to maximize long-term shareholder returns by optimizing net interest income within the constraints of credit quality, interest rate risk policies, levels of capital leverage, and adequate liquidity.

Assets and liabilities are managed by matching maturities and repricing in a systematic manner. In addition to a simulation model, an interest "gap" analysis is used to measure the effect interest rate changes have on net interest income. The gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing in that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. A gap is considered negative in the reverse situation. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for our assets and liabilities can change rapidly as a result of market conditions and customer patterns.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


In the table below the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rates. The run-off rates for noninterest bearing deposits is 6% per year; for NOW, sweep and money market accounts it is 8% per year and for savings accounts it is 10% per year. The weighted average interest rates for financial instruments presented are at year-end for 2003. Please refer to page 23 of this report for details regarding estimated fair value.


                                            Expected Maturity Date                                   Fair
                                 ---------------------------------------------
In Thousands                          2004     2005    2006    2007      2008 Thereafter  Total     Value
------------------------------------------------------------------------------------------------------------
Financial Assets
Cash and due from banks
   Noninterest bearing             $74,552        -       -       -         -         -   $74,552   $74,552
Fed Funds Sold
   Variable Rate                         8        -       -       -         -         -         8         8
   Weighted average interest rate     0.89%                                                  0.89%
Securities available for sale
   Fixed Rate                       55,659  $26,864  $8,576  $9,433   $37,422   $31,898   169,852   175,228
   Weighted average interest rate     5.64%    5.25%   2.90%   3.11%     3.66%     4.69%     4.65%
   Variable Rate                         -        -     500       -         -         -       500       498
   Weighted average interest rate                      3.62%                                 3.62%
Securities held to maturity
   Fixed Rate                        1,359    1,224   5,443     714     1,243     2,206    12,189    12,779
   Weighted average interest rate     7.92%    8.02%   7.41%   8.03%     8.20%     9.31%     7.82%
Loans Receivable, net
   Fixed Rate                      146,820   52,534 101,336 185,127   279,175   239,971 1,004,963 1,002,942
   Weighted average interest
    rate*                             7.40%    7.72%   7.33%   7.15%     6.39%     6.41%     6.85%
   Variable Rate                   490,035  119,444  15,891  18,741    29,019    93,623   766,753   764,943
   Weighted average interest
    rate*                             6.11%    6.08%   6.59%   6.05%     6.23%     6.20%     6.13%

Financial Liabilities
Noninterest bearing deposits        16,313   15,334  14,414  13,549    12,736   199,043   271,389   271,389
NOW, Sweep and Money Market
 accounts                           20,110   18,501  17,021  15,659    14,406   165,679   251,376   252,824
   Weighted average interest rate     0.72%    0.72%   0.72%   0.72%     0.72%     0.72%     0.72%
Savings accounts                    62,584   56,326  50,693  45,624    41,061   369,555   625,843   629,450
   Weighted average interest rate     1.54%    1.54%   1.54%   1.54%     1.54%     1.54%     1.54%
Time Certificates
   Fixed Rate                      325,528   53,188  23,691  61,659    51,833     2,510   518,409   521,396
   Weighted average interest rate     1.87%    4.94%   4.64%   4.75%     3.80%     4.49%     2.86%
Federal funds purchased
   Variable rate                     6,811        -       -       -         -         -     6,811     6,811
   Weighted average interest rate     1.08%                                                  1.08%
Securities sold under agreements
   to repurchase
   Variable rate                     3,204        -       -       -         -         -     3,204     3,204
   Weighted average interest rate     0.45%                                                  0.45%
FHLB advances
   Fixed Rate                       15,000    5,000  15,000  45,040    10,000    80,064   170,104   178,667
   Weighted average interest rate     1.98%    3.83%   4.01%   4.54%     5.55%     5.64%     4.77%


   *Represents weighted note rates exclusive of loan fees.


Please note that in the above chart, financial assets and liabilities are listed at their expected maturity date. Our variable rate financial assets will reprice much sooner than their expected maturity date and liabilities may or may not run off at the expected rate as indicated above. We like to analyze our assets and liabilities as shown in the chart below, which indicates when the assets and liabilities can be repriced.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


REPRICING OPPORTUNITIES FOR ASSETS AND LIABILITIES
(Amortized cost used for investments)


In Thousands, at December 31,                                             Over 10
 2003                                0-1          1-5         5-10
---------------------------------
                                     Year        Years        Years        Years        Total
                                 ------------ ------------ ------------ ------------ ------------
ASSETS
   Loans                            $896,866     $678,540     $185,985      $10,325   $1,771,716
   Investments                        57,018       91,419       29,748        4,356      182,541
   Fed Funds Sold                          8            -            -            -            8
                                 ------------ ------------ ------------ ------------ ------------

     Total earning assets           $953,892     $769,959     $215,733      $14,681   $1,954,265
                                 ============ ============ ============ ============ ============


LIABILITIES
   NOW, Money Market,
         and  Sweep Accounts        $251,376            -            -            -     $251,376
   Savings                           625,843            -            -            -      625,843
   Time Deposits                     325,521     $190,371       $2,517            -      518,409
   Fed Funds Purchased                                                            -            -
        and Repruchase Agreements     10,015            -            -            -       10,015
   FHLB Borrowings                    10,000       65,044       95,060            -      170,104
                                 ------------ ------------ ------------ ------------ ------------

     Total interest bearing
      liabilities                 $1,222,755     $255,415      $97,577            -   $1,575,747
                                 ============ ============ ============ ============ ============


             GAP                   ($268,863)    $514,535     $118,156      $14,682     $378,518


It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. That assumption, however, is based on the premise that assets/liabilities within a one-year time frame will generally move in the same direction at approximately the same rate. A concern, however, is that the relationship between one-year asset/liabilities may not be as strongly correlated as assumed. Loans with one-year repricing characteristics are tied to a number of indexes to include our base rate, the Wall Street Journal prime, the one-year constant maturity treasury, LIBOR, and FHLB rates. Those indexes are subject to the movement of the one-year market rates. On the other hand, savings accounts, which constitute the bulk of the one-year repricing liabilities, are subject to the local financial institutions' market. Pricing for savings is dependent on customer preferences and the subjective pricing influence of local banks, credit unions, etc. Thus, while a good portion of our loans are tied to national and international money markets, deposits are subject to the conditions of the Puget Sound area. Additionally, when interest rates change, different rates change by different amounts. The use of "multipliers" is used that represent the change of each asset/liability rate compared to the change in the federal funds rate. For example, the prime rate has a factor of 1 indicating it changes the same amount as any federal funds rate change. Core deposit sectors may have a factor of .25, indicating those rates move only 25% as much. Applying the multipliers to the balance sheet, at December 31, 2003, the bank had a positive gap of $106 million. At December 31, 2002, the gap was a negative $2.0 million. At December 31, 2001, the negative gap was $47.6 million.

Management does not use interest rate risk management products such as interest rate swaps, hedges or other derivatives.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


ASSET QUALITY

The Bank's nonperforming assets include loans placed in nonaccrual status and Other Real Estate Owned. The following chart summarizes the composition of these assets including restructured debt.



In Thousands
----------------------------------
at December 31
                                  ------------- ------------- -------------
                                          2003          2002          2001
                                  ------------- ------------- -------------
Total nonaccruing loans                 $6,694       $12,435       $11,451
Other real estate owned                  4,162         6,532           769
                                  ------------- ------------- -------------
Total nonperforming assets             $10,856       $18,967       $12,220
                                  ============= ============= =============

Restructured loans                      $6,178        $6,178        $6,200
                                  ------------- ------------- -------------

NPA's to total loans                      0.61%         1.14%         0.78%
NPA's to total assets                     0.52%         0.98%         0.68%
NPA's to total capital                    4.95%         9.54%         6.66%

NPA's & restructured
    loans to total assets                 0.82%         1.29%         1.02%

As shown in the chart above, the Bank's nonperforming asset balances moved in a positive direction ending the year at .52% of total assets as compared to .98% for year-end 2002 and .68% in 2001. This positive trend is reflected in reduced dollar balances, number of loans and number of OREO properties.

NONACCRUAL LOANS

It is the Bank's practice to discontinue accruing interest on virtually all loans that are delinquent in excess of 90 days regardless of risk of loss, collateral, etc. Some problem loans which are less than 90 days delinquent are also placed into nonaccrual status if the success of collecting full principal and interest in a timely manner is in doubt and some loans will remain in nonaccrual even after improved performance until a consistent timely payment pattern is exhibited and/or timely performance is considered to be reliable.

The Bank ended the year with thirteen nonaccruing loans with a combined balance of $6.7 million, or .3% of total assets. This compares to previous year-end balance of $12.5 million consisting of thirty-two nonaccruing loans. Ninety two percent of the current year-ending December 31, 2003 balance is centered in two loans. Both are secured by real estate and favorable resolution is underway.

OTHER REAL ESTATE OWNED

Other real estate owned (OREO) is carried at the lesser of book value or market value. The costs related to completion, repair, maintenance, or other costs of such properties, are generally expensed with any gains or inadvertent shortfalls from the ultimate sale of OREO being shown as other income or expense.

OREO totals ended the year with a balance of $4.2 million representing .2% of total assets. This is down from previous year-end balance of $6.5 million or .3% of total assets. The decrease from previous year-end balance reflects an orderly transition of assets from acquisition, through foreclosure and sale. As of December 31, 2003 OREO assets consisted of

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

four properties with 92% of the balance centered in one property. This property is a 3-unit condo project. Subsequent to year-end one of the three condos has sold and closed resulting in $1.7 million net proceeds to the Corporation. The remaining two condos are under agreements to sell and are expected to close in the first half of 2004. All of the OREO properties are being actively marketed.

Certain other loans, currently in nonaccrual, are in the process of foreclosure and there is a likelihood these foreclosures will be completed and the loans will then become OREO. This is viewed as an ordinary part of the collection process and efforts are constantly under way to reduce and minimize such nonperforming assets.

LIQUIDITY

Liquidity refers to the ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, principal and interest payments with respect to outstanding borrowings, and to pay operating expenses. The need for liquidity is affected by loan demand, net changes in deposit levels, and the scheduled maturities of borrowings. We can minimize the cash required during times of heavy loan demand by modifying credit policies or reducing marketing efforts. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices, earnings, and by utilizing unpledged assets as collateral for borrowings. Liquidity is also derived from a variety of funding sources, including deposits, advances from the FHLB, and other short and long term borrowings.

The principal use of funds is to invest in securities and loans. Security purchases amounted to $143.6 million in 2003, up 123% from $64.3 million in purchases in 2002, and purchases totaled $59.5 million in 2001. Loan originations, including mortgage-banking activities, totaled $252.9 million, $187.6 million, and $236.2 million during 2003, 2002, and 2001, respectively. Funds obtained from loan sales amounted to $137.1 million in 2003, $89.7 million in 2002, and $29.4 million in 2001.

Our line of credit with the FHLB has been established at 15% of assets. Borrowings totaled $170.1 million, $160.1 million, and $105.1 million, at December 31, 2003, 2002, and 2001, respectively. These borrowings represented 8.2% of the year-end assets in 2003, 8.2% in 2002, and 5.8% in 2001.

Unused lines of credit available to us include $44 million available at FHLB and $50 million available from correspondent banks. We also have the option of funding asset growth or funding withdrawals with brokered deposits.

The table on the next page is a probable indication of when we might expect assets to mature, but we cannot be certain that we will receive or pay out these cash flows as loans may be renewed and depositors may not want to roll over their deposits at the current rate we are willing to pay.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


MATURITY SCHEDULE FOR EARNING ASSETS
(Amortized cost used for investments)


                                                                                    Percent
In Thousands                                               Total        Total       of Total
---------------------
                            0-1         1-5     After      Carrying      Fair        Fair
December 31, 2003          Year        Years   5 Years       Cost        Value       Value
                        ----------- ----------- ----------- ------------ ----------- -----------

   Investments             $57,018     $91,419     $34,104     $182,541    $188,505         9.6%

   Loans                   636,855     801,267     333,594    1,771,716   1,767,885        90.4%

   Federal Funds sold            8           -           -            8           8         0.0%
                        ----------- ----------- ----------- ------------ ----------- -----------

      Total               $693,881    $892,686    $367,698   $1,954,265  $1,956,398       100.0%
                        =========== =========== =========== ============ =========== ===========


                                                                                       Percent
In Thousands                                                   Total        Total     of Total
---------------------
                           0-1         1-5        After      Carrying      Fair        Fair
December 31, 2002          Year        Years      5 Years       Cost        Value       Value
                        ----------- ----------- ----------- ------------ ----------- -----------

   Investments             $57,803     $73,686      $5,323     $136,812    $141,030         7.8%

   Loans                   629,310     780,035     249,339    1,658,684   1,661,681        91.5%

   Federal Funds sold       13,528           -           -       13,528      13,528         0.7%
                        ----------- ----------- ----------- ------------ ----------- -----------

      Total               $700,641    $853,721    $254,662   $1,809,024  $1,816,239       100.0%
                        =========== =========== =========== ============ =========== ===========

In addition to the funding of loans and securities, we used $9.1 million of our liquidity sources to repurchase 361,800 of our stock in the open market.

For additional information regarding liquidity, see the Statement of Cash Flows in the Consolidated Financial Statements.

CAPITAL

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum ratios and the actual capital ratios are set forth in the table below.


                                         Frontier                          Well
                                        Financial        Frontier      Capitalized
CAPITAL RATIOS                         Corporation         Bank          Minimum
                                     --------------- --------------- ---------------
Total capital to risk-weighted assets         11.51%          10.79%          10.00%
Tier 1 capital to risk-weighted
 assets                                       10.26%           9.54%           6.00%
Tier 1 leverage capital to average
 assets                                       10.15%           9.44%           5.00%


The holding company is registered with the Federal Reserve Bank as a financial holding company. The Federal Reserve Bank requires financial holding companies to meet the well-capitalized status of the regulatory capital requirements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

The capital of the Corporation at year-end was $219.4 million, up from $198.9 million a year ago, or an increase of 10.3%. Frontier began paying cash dividends to shareowners in 1999 and approved a stock repurchase plan in 2000. During 2003, cash dividends of $12.8 million were paid to shareowners and the Corporation purchased $9.1 million of common stock in the open market, representing 361,800 shares. There were no shares repurchased during the third and fourth quarters of 2003.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth the Corporation's long-term contractual obligations:

In Thousands
--------------
                            Payments due per period
                         ------------------------------------------------------------
                           Less Than
                            One Year       1-3 Years      3-5 Years      Thereafter       Total
                         -------------- --------------- -------------- -------------- --------------
    Time deposits             $325,528         $76,879       $113,492         $2,510       $518,409
    FHLB borrowings             15,000          20,000         70,040         65,064        170,104
    Operating leases               809           1,326          1,189          2,481          5,805
                         -------------- --------------- -------------- -------------- --------------

    Total                     $341,337         $98,205       $184,721        $70,055       $694,318
                         ============== =============== ============== ============== ==============


See additional discussion under Notes 5, 7 and 14.

The Corporation also has operating leases comprised of leases for office space.

OFF-BALANCE SHEET ARRANGEMENTS

See Note 14 for discussion.

MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK AND RELATED SHAREOWNERS' MATTERS

Frontier Financial Corporation's common stock began trading on the National Association of Securities Dealers' Automated Quotation System (Nasdaq) on April 16, 1998. Nasdaq reported the 2003 daily average trade volume was 20,166 shares and a total trade volume of 5,081,944. During 2003, the market price of our common stock ranged from $24.12 to $34.95. The average price for the year was $28.87.

At December 31, 2003, the total number of shareowners of record of Frontier Financial Corporation's common stock was 3,386 and there were 18,550,060 shares outstanding, which includes 8,364,120 shares registered in street name.

Prior to 1999 the Corporation had always paid stock dividends, which ranged from 7% to 10% and the Corporation has had six stock splits since the Bank opened in 1978. In 1999, the Board of Directors declared the first annual cash dividend of $.25 per share on post two-for-one split shares. On January 19, 2000, the Board declared the first quarterly cash dividend. Please see the table below for the detail of the year 2003 dividends.

   Dividend Payable         Record Date            Payable Date
---------------------- ---------------------- ----------------------
                $.165     January 6, 2003       January 21, 2003
                 $.17      April 14, 2003         April 28, 2003
                $.175       July 7,  2003          July 28, 2003
                $0.18     October 6, 2003       October 27, 2003

The Board will continue to review the dividend policy on a quarterly basis.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

STOCK REPURCHASE PROGRAM

Please see page 17 of this annual report for information on the stock repurchases for the year.

LOAN PORTFOLIO

The Bank concentrates its lending activities in the following principal areas: installment, commercial, real estate commercial, real estate construction, and residential. As of December 31, 2003, these categories accounted for approximately 2.3%, 15.2%, 45.6%, 28.70% and 8.2% respectively of the Bank's loan portfolio. This mix was relatively unchanged compared to the previous year.

The chart below summarizes the composition of the loan portfolio for the past three years by average balance:

In Thousands
-----------------------
                             2003                   2002                   2001
                       --------------------- ---------------------- ----------------------
                          Amount  Percentage    Amount   Percentage    Amount   Percentage
                       --------------------- ---------------------- ----------------------
Installment               $42,731       2.5%     $45,625       2.8%     $50,024       3.3%
Commercial                275,429      16.3%     293,414      18.3%     322,374      21.2%
Real estate commercial    761,782      45.1%     718,638      44.9%     639,196      41.8%
Real estate
 construction             473,647      28.0%     417,005      26.0%     375,948      24.7%
Residential               137,462       8.1%     126,355       8.0%     136,639       9.0%
                       --------------------- ---------------------- ----------------------
  Total                $1,691,051     100.0%  $1,601,037     100.0%  $1,524,181     100.0%
                       ===================== ====================== ======================


Total average loan balances ended the year 2003 at $1.7 billion, representing an increase of $90.0 million, or 5.6% over the average balance for 2002. Average loan balances for 2002 were $1.6 billion representing an increase of $76.9 million, or 5.0% increase over 2001 average loans outstanding.

Commercial real estate and construction loans have historically represented the largest portion of the Bank's loan portfolio. In 2003 commercial real estate loans within this category increased $43.1 million, or 6.0%. In 2002, those loans increased $79.4 million, or 12.4%, and in 2001 these loans increased $89.1 million, or 16.2%. The decreased rate of growth is a reflection of economic constraints felt in early 2003.

Our commercial real estate portfolio consists of a wide cross-section of retail, small office, warehouse, and industrial type properties. These loans are secured by first trust deeds with maturities from three to ten years and original loan-to-value ratios generally from 65% to 75%. A substantial number of these properties are owner-occupied. While the Corporation has significant balances within this lending category, management believes that its lending policies and underwriting standards are sufficient to minimize risk even during these uncertain economic times. Our lending activities have been limited in those real estate sectors that have been most impacted by the economic downturn. As an example, loans to hotel/motel operations represent 2.5% of our total loan portfolio, and Class A properties are an insignificant portion. Management closely monitors the effects of current and expected market conditions and other factors that may influence the repayment of these loans.

Real estate construction loans also represent a significant piece of the Corporation's loan mix in 2003. Loans within this category grew by $56.6 million or 13.6%. Continued demand for housing and favorable interest rates continue to fuel this growth. Real estate construction loans are generally composed of commitments to customers within our market area for construction purposes. Loans within this category are used for construction projects that range from residential and commercial land development to large residential and commercial building projects. They are generally secured by first trust deeds with well-defined repayment sources following project completion. Maturities are set to match the time required for project completion, which typically run from 12 to 18 months depending on complexity.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

Commercial loans decreased $18.0 million, or 6.1% in 2003. This area of lending has been held back by economic conditions within our region. Our recent move into the downtown Seattle market is expected to provide some favorable commercial loan growth opportunities.

At 2.5% of total loans, our installment lending continues to be the smallest portion of our overall loan portfolio. Loans within this category remained relatively unchanged for the year. This area of consumer lending continues a shift toward credit card, factory-lending programs for automobiles and home equity lines of credit. While the Corporation does offer credit cards and home equity lines, emphasis has not been placed on these product offerings.

Real estate residential loans, averaging $137.5 million at year-end 2003, were centered primarily in residential construction loans. These loans will generally be repaid at maturity as they move into lower interest rate term mortgage loans available through secondary market programs.

The yield on loans declined to 7.51% from 8.24% in 2002. Although we reduced our prime rate .25% in the third quarter of the year, most of the decline was attributable to market competition. The yield on loans decreased to 8.24% from 9.09% in 2002. In 2002, the Corporation decreased the prime (base) rate three times. Although 41% of the loan portfolio was variable rate, many of those loans were already at their floor, which lessened the impact of the 100 basis point reduction during the year. This, coupled with a continued run off of high cost CD's, was responsible for the increase in the NIM during the year. In 2001, the Corporation's prime rate decreased nine times from 9.50% to 4.75%. Approximately 43% of the loan portfolio repriced during this period, resulting in a yield on earning assets of 8.68%, down from 9.59% at year-end 2000.

Tax equivalent interest and fee income from loans decreased $4.9 million in 2003, or 3.7%. In 2002 it decreased $6.6 million, or 5.5% and declined by $5.7 million, or 4.3% in 2001. The increase of $90.0 million in the average balance of loans in 2003 increased interest income by $7.7 million and the decline in rates reduced interest income by $12.6 million. The $76.9 million increase in the 2002 average balance of loans increased interest income by $7.1 million and a decline in rates decreased interest income by $13.7 million. The earnings on the $196.5 million increase in the 2001 average balance of loans increased interest income by $19.5 million and a decline in rates decreased income by $13.8 million.

The Bank has a VISA card department, which began operations in 1993 in order to more fully serve the Bank's marketplace. At year-end 2003, the department had $28.7 million in credit lines and $5.7 million in outstanding balances. Those amounts were $34.3 million and $5.6 million in 2002 and $31.4 million and $5.4 million in 2001.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the consolidated financial statements and thus actual results could differ from the amounts reported and disclosed herein. The Company considers the allowance for loan loss a critical accounting policy subject to estimate.

For additional information, regarding the allowance for loan losses, see "Analysis of the Allowance for Loan Losses" in this Management's Discussion and "Allowance for Loan Loss" in Note 1 in Notes to the Consolidated Financial Statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

The Company's financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes that the allowance for credit losses is one of the more critical judgment areas in the application of its accounting policies that affect financial condition and results of operations. This is more fully described in the Liquidity and Financial Condition section.

Material estimates that are particularly susceptible to significant change, relate to the determination of the allowance for loan losses, deferred income taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

FORWARD LOOKING STATEMENTS

Except for historical financial information contained herein, the matter discussed in this annual report of the Corporation may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Sentences containing words such as "may", "will", "expect", "anticipate", "believe", "estimate", "should", "projected" or similar words may constitute forward-looking statement. The Corporation may have used the statements to describe expectations and estimates in various areas, including, but not limited to: changes in the economy of the markets in which it operates: interest rate movements; future acquisitions and growth strategies; system conversions and integration activities; the impact of competitive products, services and pricing; and legislative, regulatory and accounting changes affecting the banking and financial service industry. Actual results could vary materially from the future results covered in forward-looking statements. Factors such as interest rate trends and loan delinquency rates, as well as the general state of the economy in Washington state and the United States as a whole, could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued


AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - Table 1


                                                                 Year Ended December 31,
                       -----------------------------------------------------------------------------------------------------------
                             2003                         2002                         2001
                       ---------------------------- ---------------------------- -------------------------------------------------
In Thousands                                Average                      Average                                 Average
-----------------------
                                   Interest  Rates              Interest  Rates              Interest             Rates
                         Average   Income/  Earned/   Average   Income/  Earned/   Average    Income/            Earned/
                         Balance   Expense   Paid     Balance   Expense   Paid     Balance    Expense             Paid
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ----------------
Interest Earning Assets
Taxable investments      $141,256   $7,045    4.99%   $104,511   $5,810    5.56%    $95,011    $6,030             6.35%
Nontaxable investments
 (1)                       19,719    1,604    8.13%     23,007    1,882    8.18%     25,494     2,094             8.21%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ----------------

      Total               160,975    8,649    5.37%    127,518    7,692    6.03%    120,505     8,124             6.74%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ----------------

Federal funds sold         52,398      558    1.06%     23,931      389    1.63%     86,380     3,645             4.22%
Loans(2)
   Installment             42,731    3,732    8.73%     45,625    4,215    9.24%     50,024     4,870             9.74%
   Commercial(1)          275,429   18,905    6.86%    293,414   22,403    7.64%    322,374    27,662             8.58%
   Real estate
      Commercial          761,782   56,150    7.37%    718,638   58,879    8.19%    639,196    56,682             8.87%
      Construction        473,647   37,302    7.88%    417,005   35,466    8.50%    375,948    36,062             9.59%
      Residential         137,462   10,855    7.90%    126,355   10,902    8.63%    136,639    13,259             9.70%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ----------------

      Total             1,691,051  126,944    7.51%  1,601,037  131,865    8.24%  1,524,181   138,535             9.09%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ----------------

Total earning
 assets/total
     interest income    1,904,424  136,151    7.15%  1,752,486  139,946    7.99%  1,731,066   150,304             8.68%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ----------------

Reserve for loan losses   (28,851)                     (26,929)                     (22,524)
Cash and due from banks    68,657                       61,900                       55,444
Other assets               72,000                       68,620                       53,777
                       -----------                  -----------                  -----------

TOTAL ASSETS           $2,016,230                   $1,856,077                   $1,817,763
                       ============                 ============                 ============

Interest Bearing
 Liabilities
Money Market, Sweep &
     NOW accounts        $269,531    2,611    0.97%   $280,100    4,352    1.55%   $282,870     7,183                        2.54%
Savings accounts          579,430   10,590    1.83%    374,004    9,790    2.62%    190,852     6,142                        3.22%
Other time deposits       519,841   16,706    3.21%    616,464   24,328    3.95%    789,265    45,772                        5.80%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ---------------------------

Total interest bearing
     deposits           1,368,802   29,907    2.18%  1,270,568   38,470    3.03%  1,262,987    59,097                        4.68%

Short-term borrowings      17,828      159    0.89%     11,024      132    1.20%     12,552       409                        3.26%
FHLB borrowings           156,427    7,763    4.96%    133,320    6,979    5.23%    105,094     5,950                        5.66%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ---------------------------

Total interest bearing
     liabilities/total
     interest expense   1,543,057   37,829    2.45%  1,414,912   45,581    3.22%  1,380,633    65,456                        4.74%
                       ----------- -------- ------- ----------- -------- ------- ----------- --------- ---------------------------

Noninterest bearing
     deposits             255,455                      232,715                      211,729
Other liabilities          11,799                       12,315                       14,731
Shareowners' equity       205,919                      196,135                      210,670
                       -----------                  -----------                  -----------

TOTAL LIABILITIES
     AND CAPITAL       $2,016,230                   $1,856,077                   $1,817,763
                       ===========                  ===========                  ===========

NET INTEREST INCOME                $98,322                      $94,365                       $84,848
                                   ========                     ========                     =========

NET YIELD ON INTEREST
     EARNING ASSETS                           5.16%                        5.38%                                             4.90%
                                            =======                      =======                       ===========================

(1) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.

(2)  Includes nonaccruing loans.


FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued



RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - Table 2


                      ---------------------------------------------------------------------------
                            2003 versus 2002             2002 versus 2001        2001 versus 200
                      ---------------------------- ---------------------------- -----------------
                        Increase (Decrease) Due      Increase (Decrease) Due   Increase (Decrease) Due
In Thousands                  to Change in                 to Change in         to Change in
------------          ---------------------------- ---------------------------- -----------------
                                          Total                        Total                        Total
                      Average  Average   Increase  Average  Average   Increase  Average  Average  Increase
                       Volume    Rate   (Decrease)  Volume    Rate   (Decrease)  Volume    Rate  (Decrease)
                      -------- -------- ---------- -------- -------- ---------- -------- -------- --------
INTEREST INCOME
   Taxable investments $2,043    ($808)    $1,235     $603    ($823)     ($220) ($2,030)    $119  ($1,911)
   Nontaxable
    investments          (269)      (9)      (278)    (204)      (8)      (212)    (262)      30     (232)
                      -------- -------- ---------- -------- -------- ---------- -------- -------- --------

         Total          1,774     (817)       957      399     (831)      (432)  (2,292)     149   (2,143)

   Federal funds sold     463     (294)       169   (2,635)    (621)    (3,256)   3,987   (1,656)   2,331

   Loans
      Installment        (267)    (216)      (483)    (428)    (227)      (655)     769     (185)     584
      Commercial       (1,373)  (2,125)    (3,498)  (2,485)  (2,774)    (5,259)   4,892   (4,867)      25
      Real estate
         Commercial     3,535   (6,264)    (2,729)   7,045   (4,848)     2,197    8,043     (998)   7,045
         Construction   4,817   (2,981)     1,836    3,938   (4,534)      (596)   5,049   (7,848)  (2,799)
         Residential      958   (1,005)       (47)    (998)  (1,359)    (2,357)     776       60      836
                      -------- -------- ---------- -------- -------- ---------- -------- --------  -------

         Total          7,670  (12,591)    (4,921)   7,072  (13,742)    (6,670)  19,529  (13,838)   5,691

TOTAL INTEREST
   INCOME               9,907  (13,702)    (3,795)   4,836  (15,194)   (10,358)  21,224  (15,345)   5,879
                      -------- -------- ---------- -------- -------- ---------- -------- --------  -------

INTEREST EXPENSE
   Money Market, Sweep &
      NOW accounts       (164)  (1,577)    (1,741)     (70)  (2,761)    (2,831)   2,038   (1,903)     135
   Savings accounts     5,377   (4,577)       800    5,894   (2,246)     3,648      746     (993)    (247)
   Other time deposits (3,813)  (3,809)    (7,622) (10,021) (11,423)   (21,444)   7,033   (2,499)   4,534
                      -------- -------- ---------- -------- -------- ---------- -------- --------  -------

         Total
          interest
            bearing
            deposits    1,400   (9,963)    (8,563)  (4,197) (16,430)   (20,627)   9,817   (5,395)   4,422

   Short-term
    borrowings             81      (54)        27      (50)    (227)      (277)  (1,085)    (327)  (1,412)
   FHLB borrowing       1,210     (426)       784    1,598     (569)     1,029       86     (368)    (282)
                      -------- -------- ---------- -------- -------- ---------- -------- --------  -------

TOTAL INTEREST
   EXPENSE              2,691  (10,443)    (7,752)  (2,649) (17,226)   (19,875)   8,818   (6,090)    2,728
                      -------- -------- ---------- -------- -------- ---------- -------- --------  -------

CHANGE IN NET
    INTEREST INCOME    $7,216  ($3,259)    $3,957   $7,485   $2,032     $9,517  $12,406  ($9,255)   $3,151
                      ======== ======== ========== ======== ======== ========== ======== ========  =======