Form 10-K, Exhibit 13
period 2004-12-31
FRONTIER FINANCIAL CORP /WA/
filed 2005-03-15
CIK 716457

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners

Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Everett, Washington

January 14, 2005

FRONTIER FINANCIAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In Thousands)

	DECEMBER 31,
	2004	2003
ASSETS
Cash and due from banks	$70,851	$74,552
Federal funds sold	5,946	8
Investment securities
Available for sale, at fair value	145,917	175,726
Held to maturity (fair value 2004: $7,912; 2003: $12,779)	7,534	12,189

Total investment securities	153,451	187,915
Loans for resale (Fair value 2004: $3,904; 2003: $1,984)	3,813	1,953
Loans	1,974,239	1,769,763
Less allowance for loan losses	(32,728)	(29,556)

Net loans	1,945,324	1,742,160
Premises and equipment, net	29,226	28,756
Other real estate owned	—	4,162
Intangible assets	6,476	6,476
Bank owned life insurance	17,400	16,653
Other assets	14,722	14,711

Total assets	$2,243,396	$2,075,393

LIABILITIES
Deposits
Noninterest bearing accounts	$313,275	$271,389
Interest bearing accounts	1,482,567	1,395,628

Total deposits	1,795,842	1,667,017
Federal funds purchased and securities sold under agreements to repurchase	10,205	10,015
Federal Home Loan Bank (FHLB) advances	175,088	170,104
Other liabilities	8,031	8,851

Total liabilities	1,989,166	1,855,987

SHAREOWNERS’ EQUITY
Common stock, no par value; 100,000,000 shares authorized; 18,745,185 and 18,550,060 shares issued and outstanding in 2004 and 2003.	124,617	118,693
Retained earnings	126,216	97,221
Accumulated other comprehensive income, net of tax	3,397	3,492

Total shareowners’ equity	254,230	219,406

Total liabilities and shareowners’ equity	$2,243,396	$2,075,393

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In Thousands, except for per share amounts)

	YEAR ENDED DECEMBER 31,
	2004	2003	2002
INTEREST INCOME
Interest and fees on loans	$133,232	$126,555	$131,437
Interest on federal funds sold	170	558	389
Interest on investment securities
Taxable	6,351	7,045	5,810
Exempt from federal income tax	475	1,043	1,223

Total interest income	140,228	135,201	138,859

INTEREST EXPENSE
Interest on deposits	26,418	29,907	38,470
Interest on FHLB advances	8,365	7,763	6,979
Interest on federal funds purchased and securities sold under agreements to repurchase	156	159	132

Total interest expense	34,939	37,829	45,581

Net interest income	105,289	97,372	93,278
PROVISION FOR LOAN LOSSES	(3,500)	(4,250)	(6,300)

Net interest income after provision for loan losses	101,789	93,122	86,978

NONINTEREST INCOME
Gain (loss) on sale of securities	(44)	190	(480)
Gain on sale of secondary market loans	1,028	2,048	1,264
Service charges	4,926	4,595	4,133
Other	8,034	5,924	5,226

Total noninterest income	13,944	12,757	10,143

NONINTEREST EXPENSE
Salaries	23,403	20,819	18,764
Employee benefits	8,509	7,976	7,065
Occupancy	7,035	6,255	6,158
State business taxes	1,751	1,820	1,813
Other	10,027	9,349	9,060

Total noninterest expense	50,725	46,219	42,860

INCOME BEFORE INCOME TAX	65,008	59,660	54,261
PROVISION FOR INCOME TAX	(21,963)	(20,053)	(18,247)

NET INCOME	$43,045	$39,607	$36,014

BASIC EARNINGS PER SHARE	$2.31	$2.13	$1.88

DILUTED EARNINGS PER SHARE	$2.29	$2.12	$1.87

The accompanying notes are an integral part of these financial statements

FRONTIER FINANCIAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY

(In Thousands, except number of shares)

	Common Stock		Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income/ (Loss)	Total
	Shares	Amount
Balance, December 31, 2001	19,184,879	$115,158		$67,738	$634	$183,530

Comprehensive Income
Net income for 2002	—	—	$36,014	36,014	—	36,014
Other comprehensive income,
Unrealized gain (loss) on available for sale securities, net of tax $788	—	—	1,463	—	1,463	1,463

Total comprehensive income			$37,477

Stock options exercised	87,855	1,383		—	—	1,383
Stock award plan	18,450	479		—	—	479
Purchase of common shares	(473,500)	(95)		(11,966)	—	(12,061)
Cash dividend declared	—	—		(11,945)	—	(11,945)

Balance, December 31, 2002	18,817,684	116,925		79,841	2,097	198,863

Comprehensive Income
Net income for 2003	—	—	$39,607	39,607	—	39,607
Other comprehensive income,
Unrealized gain (loss) on available for sale securities, net of tax $751	—	—	1,395	—	1,395	1,395

Total comprehensive income			$41,002

Stock options exercised	83,354	1,559		—	—	1,559
Stock award plan	10,822	281		—	—	281
Purchase of common shares	(361,800)	(72)		(9,076)	—	(9,148)
Cash dividend declared	—	—		(13,151)	—	(13,151)

Balance, December 31, 2003	18,550,060	118,693		97,221	3,492	219,406

Comprehensive Income
Net income for 2004	—	—	$43,045	43,045	—	43,045
Other comprehensive income,
Unrealized gain (loss) on available for sale securities, net of tax $(51)	—	—	(95)	—	(95)	(95)

Total comprehensive income			$42,950

Stock options exercised	104,755	2,393		—	—	2,393
Stock award plan	15,995	528		—	—	528
Issuance of common shares	74,375	3,003				3,003
Tax benefit from stock options	—	—		698	—	698
Cash dividend declared	—	—		(14,748)	—	(14,748)

Balance, December 31, 2004	18,745,185	$124,617		$126,216	$3,397	$254,230

The accompanying notes are an integral part of these financial statements

FRONTIER FINANCIAL CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Thousands)

	YEAR ENDED DECEMBER 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$43,045	$39,607	$36,014
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,853	3,255	3,291
Provision for loan losses	3,500	4,250	6,300
Gain (loss) on sale of other real estate owned	(512)	—	178
Gain (loss) on sale of premises and equipment	(9)	3	12
(Gain) loss on sale of securities	44	(190)	480
Deferred taxes	(199)	(683)	(22)
Stock award plan compensation	528	281	479
Dividend income from Federal Home Loan Bank	(397)	(781)	(884)
Increase in cash surrender value of BOLI	(574)	(830)	(863)
Changes in operating assets and liabilities
Income taxes payable	(726)	633	898
Interest receivable	359	(243)	(377)
Interest payable	290	(853)	(2,341)
Proceeds from sales of mortgage loans	65,847	137,059	89,678
Origination of mortgage loans held for sale	(67,707)	(130,249)	(94,908)
Other operating activities	520	(135)	(2,346)

Net cash provided by operating activities	47,862	51,124	35,589

CASH FLOWS FROM INVESTING ACTIVITIES
Net federal funds sold	(5,938)	13,520	31,272
Proceeds from maturities of available for sale securities	78,368	45,548	77,728
Proceeds from maturities of held to maturity securities	4,646	44,116	7,173
Proceeds from sales of available for sale securities	1,086	5,051	2,013
Purchase of investment securities available for sale	(47,127)	(116,985)	(64,319)
Purchase of investment securities held to maturity	—	(26,565)	(75,000)
Net cash flows from loan activities	(204,804)	(122,703)	(92,649)
Purchases of premises and equipment	(3,052)	(4,084)	(1,442)
Proceeds from the sale of other real estate owned	5,721	300	3,793
Proceeds from the sale of premises and equipment	91	31
Other investing activities	(1,065)	3,381	(796)

Net cash used by investing activities	(172,074)	(158,390)	(112,227)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in core deposit accounts	77,995	140,060	210,389
Net change in certificates of deposit	50,830	(33,919)	(147,883)
Stock options exercised	2,393	1,559	1,383
Cash dividends paid	(14,337)	(12,824)	(11,685)
Purchase of common shares	—	(9,148)	(12,061)
Net change in federal funds purchased and securities sold under agreements to repurchase	(190)	(1,794)	4,113
Advances from the Federal Home Loan Bank	55,000	45,000	55,000
Repayments to the Federal Home Loan Bank	(50,016)	(35,017)	(16)
Other financing activities	(1,164)	(746)	1,983

Net cash provided by financing activities	120,511	93,171	101,223

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(3,701)	(14,095)	24,585
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	74,552	88,647	64,062

CASH AND DUE FROM BANKS AT END OF YEAR	$70,851	$74,552	$88,647

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$34,649	$38,682	$47,948
Cash paid during the year for income taxes	$22,505	$24,657	$17,850

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES

Other real estate acquired in settlement of loans in 2004, 2003, and 2002 were $1.0 million, $2.2 million, and $9.7 million, respectively.

Purchase of investment through issuance of common shares in 2004 of $3.0 million.

Tax benefits for disqualifying distributions of stock options were $698 thousand in 2004.

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

Summary of Significant Accounting Policies

(a) Investment Securities - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity (HTM), 2) available for sale (AFS), or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. The Corporation did not have any investment securities categorized as trading securities at December 31, 2004 and 2003.

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

(b) Federal Home Loan Bank (FHLB) Stock - The Bank’s investment in Federal Home Loan Bank stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The FHLB announced in December 2004 that it would not repurchase any stock until further notice. At year-end 2004 and 2003, the Bank held FHLB stock of $14.1 million and $13.7 million, respectively.

(c) Federal Reserve Bank (FRB) Stock - On October 7, 2002, the Bank was approved as a member of the Federal Reserve System. A requirement of membership is the purchase of Federal Reserve Stock at a par value of $100, of which 50% must be purchased. The amount of stock purchased is determined by the amount of common stock and surplus of the Bank at the time of membership and is evaluated periodically. At year-end 2004 and 2003, the Bank held FRB stock of $1.9 million and $1.9 million, respectively.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

(d) Loans and Related Income - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding principal, adjusted for unearned discounts, net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

Net deferred fees and costs are generally amortized into interest income as an adjustment to the loan yield using the interest method. Expenses deferred (principally personnel expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These fees include, standby letter of credit and loan commitment.

Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Income on nonaccrual loans is then recognized only to the extent cash is received and where the future collection of principal is probable. Accruals are resumed only when the loan is brought current, and when, in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan or the fair market value of the loan’s collateral.

A loan is considered impaired when management determines it is probable that all contractual amounts of principal and interest will not be paid as scheduled in the loan agreement. These loans include all loans in nonaccrual, loans restructured, and other loans that management considers to be impaired.

(e) Allowance For Loan Losses - The allowance for loan losses is maintained at a level management believes is adequate to provide for potential loan, and loan commitment losses. The allowance is based on a continuing review of loans, loan commitments and standby letters of credit which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower’s ability to repay, and evaluations of the prevailing and anticipated economic conditions.

Management believes the allowance for loan losses and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Corporation’s allowance for loan losses and valuation of foreclosed assets held for sale. Such agencies may require the Corporation to recognize additional losses based on their judgment using information available to them at the time of their examination.

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

(i) Income Tax - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. Deferred tax assets and liabilities are determined using the liability method and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between the Bank’s financial statements and its tax returns.

(j) Retirement Plan - The Corporation has a profit sharing and salary deferral plan that covers eligible employees. The Corporation’s contributions to the plan were $2.5 million in 2004, $2.4 million in 2003, and $2.3 million in 2002. Contributions to the profit sharing plan are discretionary with a minimum of 6% of employee compensation. The plan is funded during the period in which it is committed by the Board of Directors.

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

(m) Stock Option Plans – At December 31, 2004, the Corporation has a stock-based employee compensation plan, which is described more fully in Note 11. The Corporation accounts for the plan using the intrinsic value method under recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant and vest immediately. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

In Thousands, except for per share amounts

	2004	2003	2002
Proforma disclosures
Net income as reported	$43,045	$39,607	$36,014
Additional compensation for fair value of stock options	1,091	1,998	984

Proforma net income	$41,954	$37,609	$35,030

Earnings per share
Basic
As reported	$2.31	$2.13	$1.88
Proforma	$2.25	$2.03	$1.83

Diluted
As reported	$2.29	$2.12	$1.87
Proforma	$2.24	$2.02	$1.82

(n) Earnings Per Share - Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends, and stock splits. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

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

(q) Reclassifications - Certain amounts in prior years’ financial statements have been reclassified to conform to the 2004 presentation.

NOTE TWO - Investments

Investments in federal funds sold are made with major banks, which are approved by the Board of Directors. The Bank has an investment policy that generally permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

NOTE TWO - Investments (continued)

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:

In Thousands 2004	Amortized Cost	Gross Unrealized Gains	Less than 12 months Gross Unrealized Losses	12 months or more Gross Unrealized Losses	Fair Value
Available for sale
U.S. Treasury bonds	$15,704	$60	($26)	—	15,738
U.S. Agency bonds	49,738	9	(361)	—	49,386
Municipal securities	45	—	—	(1)	44
Corporate bonds	42,686	649	(10)	(46)	43,279
Equities	32,518	5,426	(20)	(454)	37,470

	140,691	6,144	(417)	(501)	$145,917

Held to maturity
Municipal securities	6,006	225	(1)	(1)	6,229
Corporate bonds	1,528	155	—	—	1,683

	7,534	380	(1)	(1)	7,912

Total Securities	$148,225	$6,524	($418)	(502)	$153,829

2003	Amortized Cost	Gross Unrealized Gains	Less than 12 months Gross Unrealized Losses	12 months or more Gross Unrealized Losses	Fair Value
Available for sale
U.S. Treasury bonds	$251	$64	—	—	$315
U.S. Agency bonds	67,903	143	($133)	—	67,913
Municipal securities	45	—	(4)	—	41
Corporate bonds	75,500	2,128	(48)	—	77,580
Equities	26,653	3,501	(277)	—	29,877

	170,352	5,836	(462)	—	175,726

Held to maturity
Municipal securities	10,660	473	(30)	—	11,103
Corporate bonds	1,529	147	—	—	1,676

	12,189	620	(30)	—	12,779

Total Securities	$182,541	$6,456	($492)	—	$188,505

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Corporation has evaluated these securities and has determined that the decline in value

NOTE TWO - Investments (continued)

is temporary, and is related to the change in market interest rates since purchase. There are 15 investment securities with unrealized losses at December 31, 2004. The Corporation anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

At year-end 2004 and 2003, the Bank held FHLB stock of $14.1 million and $13.7 million, respectively. In December 2004, the FHLB announced that it would not repurchase any stock until further notice.

Contractual maturities of investment securities as of December 31, 2004 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call, or prepay, obligations with or without prepayment penalties.

In Thousands	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Maturity
Less than one year	$72,720	$77,884	$925	$937
One to five years	63,156	62,849	4,603	4,752
Five to ten years	2,000	1,999	478	539
Over ten years	2,815	3,185	1,528	1,684

	$140,691	$145,917	$7,534	$7,912

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 56% and 57% of the investments in corporate bonds at December 31, 2004 and 2003, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 44% and 35% of the investments in corporate bonds at December 31, 2004 and 2003, respectively, consisted of investments in companies doing business in the industrial sector.

As of December 31, 2004 and 2003, the Corporation held FHLB bonds that had a book value of $34.0 million and $47.0 million and a market value of $33.8 million and $46.9 million, respectively.

Proceeds from sales of available for sale securities were $1.1 million in 2004, $5.1 million in 2003 and $2.0 million in 2002. Gross realized gain on sales of securities was $191 thousand in 2003. Gross realized losses on sales of securities were $44 thousand in 2004, $1 thousand in 2003, and $480 thousand in 2002. Investment securities, with a book value of $29.2 million and $20.2 million with fair values of $29.2 and $20.6 million in 2004 and 2003, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

NOTE THREE - Loans

The Bank originates commercial, real estate mortgage, construction and land development and installment loans primarily in Snohomish, Skagit, Island, Jefferson, Clallam, Kitsap, Whatcom, King and Pierce Counties. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers’ ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed and variable interest rates.

NOTE THREE - Loans (continued)

Major classifications of loans at December 31 are as follows:

In Thousands	2004	2003
Commercial and agriculture	$302,986	$269,354
Real estate commercial	850,107	809,799
Real estate construction and land development	617,515	516,131
Real estate mortgage	166,527	144,501
Installment	50,023	40,132

	1,987,158	1,779,917
Less deferred loan fees	(12,919)	(10,154)

	$1,974,239	$1,769,763

Contractual maturities of loans as of December 31, 2004 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties. For repricing information please see table on page 34.

In Thousands	Within 1 Year	1-5 Years	After 5 Years	Total
Commercial and agriculture	$168,821	$124,332	$8,808	$301,961
Real estate commercial	50,566	486,282	311,889	848,737
Real estate construction and land development	465,456	134,162	8,803	608,421
Real estate mortgage	43,984	90,776	30,303	165,063
Installment	13,969	14,579	21,509	50,057

	$742,796	$850,131	$381,312	$1,974,239

	1-5 Years	After 5 Years
Loans maturing after one year with:
Fixed rates	$668,319	$90,245
Variable rates	181,812	291,067

	$850,131	$381,312

LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:

In Thousands	2004	2003	2002
Balance at beginning of year	$29,556	$28,175	$26,358
Provision charged to operating expense	3,500	4,250	6,300
Loans charged-off	(1,412)	(3,622)	(5,109)
Less recoveries	1,084	753	626

Net recoveries (charge-offs)	(328)	(2,869)	(4,483)

Balance at end of year	$32,728	$29,556	$28,175

The Bank had loans amounting to $14.1 at December 31, 2004, $12.9 million at December 31, 2003, and $18.6 million at December 31, 2002 that were specifically classified as impaired with an average balance during the year of $14.1 million, $12.9 million, and $19.8 million, respectively. The allowance for loan losses related to these

NOTE THREE - Loans (continued)

loans was approximately $3.6 million in 2004, $1.0 million in 2003, and $4.0 million in 2002. Interest collected on these loans in cash and included in income amounted to $350 thousand in 2004, $429 thousand in 2003, and $774 thousand in 2002. If interest on these loans had been accrued the additional amount of such income would have approximated $925 thousand in 2004, $443 thousand in 2003, and $1.4 million in 2002. At December 31, 2004 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

NONPERFORMING ASSETS

The Bank’s nonperforming assets (NPA’s) (includes loans in nonaccrual and other real estate owned) total .63% and .52% of total assets at December 31, 2004 and 2003, respectively.

OTHER REAL ESTATE OWNED

From time-to-time management has written-off various parcels of other real estate owned due to unresolved issues relating to permitting, zoning and wetlands. Management is attempting to work through the above-mentioned issues to be able to effectively market these properties. Contingent gains could be realized, should the above issues be favorably resolved.

NOTE FOUR - Premises And Equipment

Premises and equipment at December 31 are comprised of the following:

In Thousands	2004	2003
Premises	$26,516	$23,850
Furniture, fixtures and equipment	16,889	15,315
Land	8,965	8,885
Construction in progress	514	2,034

	52,884	50,084
Less accumulated depreciation	(23,658)	(21,328)

	$29,226	$28,756

Depreciation expense on premises and equipment totaled $2.5 million in 2004 and $2.3 million in 2003 and 2002.

NOTE FIVE - Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands	2004	2003
Money market, sweep and NOW accounts	$270,894	$251,376
Savings	642,434	625,843
Time deposits, $100,000 and over	283,472	235,089
Other time deposits	285,767	283,320

	$1,482,567	$1,395,628

NOTE FIVE - Interest Bearing Deposits (continued)

The total remaining maturity schedule for time deposits is as follows:

In Thousands December 31,
2005	$370,722
2006	38,548
2007	67,362
2008	49,758
2009	40,721
Thereafter	2,128

$569,239

NOTE SIX - Credit Arrangements

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets. At December 31, 2004, committed lines of credit agreements totaling approximately $55 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank’s federal funds rate or other money market rates.

NOTE SEVEN - Federal Home Loan Bank (FHLB) Advances

Contractual maturities of FHLB advances as of December 31, 2004 are shown below. Expected maturities will differ from contractual maturities because FHLB has the right to call without penalties:

	2004		2003
In Thousands	Amount	Interest Rates	Amount	Interest Rates
Within one year	$25,000	1.28%-3.83%	$15,000	1.47%-3.00%
Two through three years	60,030	3.05%-7.32%	20,000	3.05%-4.84%
Four through nine years	90,058	4.77%-6.77%	135,040	3.53%-7.32%
Ten through fifteen years	—	N/A	64	5.67%

	$175,088		$170,104

Advances from FHLB are collateralized by qualifying first mortgage loans, qualifying commercial real estate, and government agency securities as required by the agreement with FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from FHLB were as follows for the year ended December 31:

In Thousands	2004	2003
Maximum outstanding at any month-end	$185,093	$170,107
Average outstanding	180,860	156,427
Weighted average interest rates:
Annual	4.63%	4.96%
End of year	4.66%	4.77%

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

Securities sold under agreement to repurchase were $4.5 million in 2004 and $3.2 million in 2003. The average daily balance of outstanding agreements during the period was $4.7 million in 2004 and $4.0 million in 2003, with maximum outstanding agreements at any month-end of $4.5 million and $4.6 million, respectively.

NOTE NINE - Income Tax

The components of the provision for income tax are as follows:

In Thousands	2004	2003	2002
Current	$22,162	$20,736	$18,269
Deferred	(199)	(683)	(22)

	$21,963	$20,053	$18,247

The following table shows the nature and components of the Corporation’s net deferred tax assets, established at an estimated tax rate of 35% at December 31:

In Thousands	2004	2003
Deferred tax assets
Allowance for possible loan losses, in excess of tax reserves	$11,455	$10,335
Other deferred tax assets	813	987

Total deferred tax assets	12,268	11,322

Deferred tax liabilities
FHLB stock dividends	(2,449)	(2,310)
Other deferred tax liabilities	(2,547)	(1,939)

Total deferred tax liabilities	(4,996)	(4,249)

Net deferred tax assets	$7,272	$7,073

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

NOTE NINE - Income Tax (continued)

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

In Thousands	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax provision at statutory rate	$22,753	35%	$20,881	35%	$18,991	35%
Effect of nontaxable interest income	(576)	(1%)	(543)	(1%)	(584)	(1%)
Other	(214)	—	(285)	—	(160)	—

	$21,963	34%	$20,053	34%	$18,247	34%

NOTE TEN - Shareowners’ Equity And Regulatory Matters

In addition to 100 million shares of common stock authorized, the Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock. There are no shares issued and outstanding.

In December 2004, the Board of Directors declared a $.205 per share cash dividend to shareowners of record as of January 10, 2005, and payable on January 25, 2005.

In January 2001 the Board announced the adoption of a stock repurchase program authorizing the Corporation to repurchase up to 5% of its outstanding stock in the open market. On October 17, 2001 the Board of Directors authorized to repurchase an additional 5% of outstanding common stock under the plan. On October 17, 2002 the Board of Directors authorized to repurchase an additional 5% of outstanding common stock under the plan. On September 16, 2004 the Board of Directors authorized to repurchase an additional 5% of common stock under the plan. The plan expires September 2006. The Corporation has repurchased 361,800 in 2003 and 473,500 shares in 2002. There were 932,270 shares remaining under the current plan at December 31, 2004.

During 2004 the Corporation made a purchase of Skagit State Bank stock through the issuance of common shares with a market value of $3.0 million and $2.5 million in cash. See Note 14 for additional discussion.

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s financial statements. Under capital adequacy guidelines in the regulatory framework for prompt corrective action, the Corporation must meet specific capital adequacy guidelines that involve quantitative measures of each entity’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the following table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to average risk weighted assets is referred to as the Tier I ratio. Management believes, as of December 31, 2004 and 2003 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

NOTE TEN - Shareowners’ Equity And Regulatory Matters (continued)

As of the most recent notification from the Bank’s primary regulator, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions		For Capital Adequacy Purposes
In Thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004
Total Capital (to risk weighted assets)
Consolidated	$273,139	11.76%	N/A	N/A	$185,885	8.00%
Frontier Bank	252,645	10.97%	230,290	10.00%	184,232	8.00%
Tier I Capital (to risk weighted assets)
Consolidated	244,049	10.50%	N/A	N/A	92,942	4.00%
Frontier Bank	233,810	9.72%	138,174	6.00%	92,116	4.00%
Tier I Capital (to average assets)
Consolidated	244,049	10.85%	N/A	N/A	90,010	4.00%
Frontier Bank	233,810	10.03%	111,566	5.00%	89,253	4.00%
2003
Total Capital (to risk weighted assets)
Consolidated	$234,828	11.51%	N/A	N/A	$163,225	8.00%
Frontier Bank	218,340	10.79%	201,987	10.00%	161,589	8.00%
Tier I Capital (to risk weighted assets)
Consolidated	209,274	10.26%	N/A	N/A	81,612	4.00%
Frontier Bank	192,994	9.54%	121,192	6.00%	80,795	4.00%
Tier I Capital (to average assets)
Consolidated	209,274	10.15%	N/A	N/A	82,437	4.00%
Frontier Bank	192,994	9.44%	102,215	5.00%	81,772	4.00%

Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock (approximately $5.6 million at December 31, 2004 and $5.3 million at December 31, 2003).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $16.3 million in 2004 and $12.4 million in 2003.

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

During fiscal 2004, 2003 and 2002, there were 15,205, 10,510 and 18,288 shares with a market value of $504 thousand, $273 thousand and $475 thousand, respectively were awarded under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption. There are currently 36,729 shares remaining under this plan.

On February 17, 1999 the Corporation adopted the 1999 Employee Stock Award Plan to recognize, motivate, and reward eligible employees for longstanding performance with the Corporation and its subsidiaries. The employees eligible to receive stock awards under this plan must have been employees of the Corporation for at least 20 years, or some other tenure as determined from time to time by the Board of Directors. The maximum number of shares that may be issued is 20,000 and are adjusted to reflect future common share dividends, splits, recapitalization or reorganization. During fiscal year 2004, 2003, and 2002, there were 790, 312 and 156 shares with a market value of $24 thousand, $8 thousand and $4 thousand, respectively were awarded under this plan. Currently there have been 2,182 shares issued under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption. There are currently 17,818 shares remaining under this plan.

In 1998, the shareowners of the Corporation approved an Incentive Stock Option Plan (the Plan) to promote the best interest of the Corporation, its subsidiaries and its shareowners, by providing an incentive to those key employees who contribute to the operating success of the Corporation. The maximum number of shares that may be issued under the Plan is 750,000 common shares of the Corporation. Options issued and outstanding are adjusted to reflect any future common stock dividends, splits, recapitalization, or reorganization. The Board of Directors make available sufficient shares for each option granted. Options are granted at fair market value and generally vest immediately. Options expire ten years from the date of grant, and are subject to certain restrictions and limitations.

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

For the most part, variables and assumptions are used in the model. For the periods 2004, 2003, and 2002 the risk-free interest rate is 3.25%, 2.90% and 2.53%; the dividend yield rate is 2.20%, 2.37% and 2.29%; the price volatility is 35.51%, 77.04% and 74.98%; and the weighted average expected life of the options has been measured at 3.1 years, 5.1 years and 4.3 years, respectively.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown in Note 1.

NOTE ELEVEN – Benefit Plans (continued)

Stock option transactions were:

	Shares of Common Stock		Weighted Average of Exercisable Price of Shares Under Plans
	Available for Option/Award	Under Plans
Balance, December 31, 2001	605,336	411,079	$19.76
Authorized	—	—
Granted	(109,146)	109,146	26.00
Exercised		(87,855)	15.74
Forfeited/Expired	7,295	(7,295)	N/M

Balance, December 31, 2002	503,485	425,075	22.07
Authorized	—	—
Granted	(156,700)	156,700	33.00
Exercised		(83,354)	18.70
Forfeited/Expired	10,932	(10,932)	N/M

Balance, December 31, 2003	357,717	487,489	26.06
Authorized	—	—
Granted	(180,642)	180,642	40.00
Exercised		(104,762)	22.84
Forfeited/Expired	10,181	(10,181)	31.50

Balance, December 31, 2004	187,256	553,188	$30.87

The numbers of shares under option for the plans represent 3.0% of the total shares outstanding as of December 31, 2004. The following table summarizes information concerning currently outstanding and exercisable options:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1-10	—	—	—	—	—
10-20	52,205	2.53	$16.24	52,205	$16.24
20-30	191,003	6.90	25.04	191,003	25.04
30-40	311,980	9.52	36.94	309,980	36.92

NOTE TWELVE - Earnings Per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

In Thousands, except for per share amounts	2004	2003	2002
Net income (numerator)	$43,045	$39,607	$36,014

Shares used in the calculation (denominator)
Weighted average shares outstanding	18,634	18,553	19,107
Effect of dilutive stock options	124	101	107

Diluted shares	18,758	18,654	19,214

Basic Earnings per share	$2.31	$2.13	$1.88

Diluted Earnings per share	$2.29	$2.12	$1.87

NOTE THIRTEEN - Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 2004, 2003 and 2002 as follows and were within regulatory limitations:

In Thousands	2004	2003	2002
Balance at beginning of year	$49,496	$40,782	$27,422
New loans or advances	22,804	24,646	36,650
Repayments	(16,538)	(15,932)	(23,290)

Balance at end of year	$55,762	$49,496	$40,782

Total deposits beneficially owned by related parties were $4.5 million, $5.3 million, and $10.9 million at December 31, 2004, 2003, and 2002, respectively.

NOTE FOURTEEN - Commitments and Contingent Liabilities

The Bank leases various branch offices under agreements, which expire between 2005 and 2020. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitment through 2009 and thereafter is as follows:

In Thousands
Year ending December 31, 2005	$1,323
2006	1,294
2007	1,260
2008	1,226
2009	1,021
Thereafter	4,046

$10,170

Rental expense charged to operations was $1.3 million in 2004, $1.1 million in 2003, and $1.1 million in 2002.

NOTE FOURTEEN - Commitments and Contingent Liabilities (continued)

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to Extend Credit and Financial Guarantees - Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank’s experience has been that approximately 49 percent of loan commitments are drawn upon by customers. While approximately 100 percent of commercial letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 2004 or 2003.

A summary of the notional amount of the Bank’s financial instruments with off-balance sheet risk at December 31, 2004 follows:

Amount
Commitments to extend credit	$580,096
Credit card arrangements	29,799
Standby letters of credit	26,910

The Corporation is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Corporation’s financial condition or results of operations.

In December 2004, the Corporation entered into an agreement to purchase a total of 80,000 shares Skagit State Bank (SSB) stock, headquartered in Burlington, Washington. An initial purchase of 35,000 shares representing 4.95% of SSB total outstanding shares was made in December 2004 through an issuance of common shares with a market value of $3.0 million and cash of $2.5 million. A second purchase of 22,500 shares was made in February 2005 through the issuance of common shares with a market value of $1.8 million and cash of $1.6 million for a cumulative ownership percentage of 8.13%. In July 2005, a third installment of 22,500 additional shares will be purchased through the issuance of 47,812 of Frontier common shares and cash of $1.6 million for a cumulative ownership of 11.3%.

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

	2004		2003
In Thousands	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash and due from banks	$70,851	$70,851	$74,552	$74,552
Federal funds sold	5,946	5,946	8	8
Investment securities
Available for sale	145,917	145,917	175,726	175,726
Held to maturity	7,534	7,912	12,189	12,779
Net loans	1,945,324	1,942,456	1,742,160	1,767,885
Liabilities
Noninterest bearing deposits	313,275	313,275	271,389	271,389
Interest bearing deposits	1,482,567	1,486,629	1,395,628	1,403,670
Federal funds purchased and securities sold under agreements to repurchase	10,205	10,205	10,015	10,015
FHLB Advances	175,088	182,059	170,104	178,667

NOTE SIXTEEN - Parent Company (Only) Financial Information

Condensed balance sheets at December 31:

In Thousands	2004	2003
ASSETS
Cash	$899	$1,450
Investment in subsidiaries:
Bank	224,629	194,354
Nonbank	9,694	10,482
Investment securities
Available for sale, at fair value	17,625	10,651
Other assets	5,227	5,903

	$258,074	$222,840

LIABILITIES
Other liabilities	$3,844	$3,434

SHAREOWNERS’ EQUITY
Common stock	124,617	118,693
Retained earnings	126,216	97,221
Accumulated other comprehensive income (loss), net of tax	3,397	3,492

Total Shareowners’ equity	254,230	219,406

	$258,074	$222,840

Condensed statements of income for the years ended December 31:

In Thousands	2004	2003	2002
Income
Dividends from Bank	$12,322	$21,662	$22,898
Dividend from FFP	1,200	1,564	—
Other dividends	214	163	102
Rental	—	—	346
Other income	14	—	—
Interest	187	229	351

Total income	13,937	23,618	23,697

Expenses
Interest	—	—	2
Personnel	688	700	427
Depreciation and amortization	25	10	720
Other	804	761	220

Total expenses	1,517	1,471	1,369

Income before equity in undistributed income of subsidiaries and benefit equivalent to income tax	12,420	22,147	22,328
Benefit equivalent to income tax	438	378	136

Income before equity in undistributed income of subsidiaries	12,858	22,525	22,464
Equity in undistributed income of subsidiaries	30,187	17,082	13,550

Net income	$43,045	$39,607	$36,014

NOTE SIXTEEN - Parent Company (Only) Financial Information (continued)

Condensed statements of cash flows for the years ended December 31:

In Thousands	2004	2003	2002
Cash flows from operating activities
Net income	$43,045	$39,607	$36,014
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(30,187)	(17,082)	(13,550)
Depreciation and amortization	25	10	720
Other operating activities	543	7	(315)

Net cash flows from operating activities	13,426	22,542	22,869

Purchase of available for sale securities	(2,485)	(2,529)	—
Other investment activities	452	49	1,001

Net cash flows from investing activities	(2,033)	(2,480)	1,001

Cash flows from financing activities
Stock options exercised	2,393	1,559	1,383
Purchase of common shares	—	(9,148)	(12,061)
Cash dividends paid to shareowners	(14,337)	(12,824)	(11,685)
Other financing activities	—	(18)	(797)

Net cash flows from financing activities	(11,944)	(20,431)	(23,160)

Increase (decrease) in cash	(551)	(369)	710
Cash at beginning of year	1,450	1,819	1,109

Cash at end of year	$899	$1,450	$1,819

NOTE SEVENTEEN-Recent Accounting Pronouncements

In December 2004, the FASB issued a replacement of Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This Statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing its shares, share options or other equity instruments. This Statement is effective for as of the beginning of the first interim or annual reporting period after June 15, 2005. The Corporation is in the process of evaluating the impact of FAS 123R. See Note 1 for proforma disclosures as required by FAS 123.

NOTE EIGHTEEN- Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income

	2004 Quarter Ended (Unaudited)
In Thousands	December 31	September 30	June 30	March 31
Interest income	$37,576	$35,356	$33,911	$33,385
Interest expense	9,379	8,712	8,291	8,557

Net interest income	28,197	26,644	25,620	24,828
Provision for loan losses	(1,000)	(1,000)	(1,000)	(500)

Net interest income after provision for loan losses	27,197	25,644	24,620	24,328
Non interest income	3,996	3,236	3,532	3,180
Non interest expense	13,985	12,349	12,170	12,221

Income before income tax	17,208	16,531	15,982	15,287
Provision for income tax	(5,749)	(5,534)	(5,530)	(5,150)

Net income	$11,459	$10,997	$10,452	$10,137

Basic earnings per share	$0.61	$0.59	$0.56	$0.55
Diluted earnings per share	$0.61	$0.59	$0.56	$0.54
Weighted average basic shares outstanding	18,681,292	18,635,445	18,606,192	18,596,961
Weighted average diluted shares outstanding	18,835,075	18,752,550	18,716,710	18,708,087

	2003 Quarter Ended (Unaudited)
In Thousands	December 31	September 30	June 30	March 31
Interest income	$33,651	$33,490	$33,989	$34,071
Interest expense	8,697	9,110	9,793	10,229

Net interest income	24,954	24,380	24,196	23,842
Provision for loan losses	(1,650)	(850)	(900)	(850)

Net interest income after provision for loan losses	23,304	23,530	23,296	22,992
Non interest income	3,024	3,440	3,239	3,054
Non interest expense	12,518	11,285	11,256	11,160

Income before income tax	13,810	15,685	15,279	14,886
Provision for income tax	(4,489)	(5,208)	(5,131)	(5,225)

Net income	$9,321	$10,477	$10,148	$9,661

Basic earnings per share	$0.50	$0.57	$0.55	$0.52
Diluted earnings per share	$0.50	$0.56	$0.55	$0.52
Weighted average basic shares outstanding	18,530,345	18,505,346	18,493,353	18,688,364
Weighted average diluted shares outstanding	18,667,501	18,619,111	18,577,748	18,749,355

FRONTIER FINANCIAL CORPORATION

AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements.

Frontier Financial Corporation (“the Corporation”) a Washington corporation, is a financial holding company owning all of the equity of its wholly owned subsidiaries, Frontier Bank (the “Bank”) and FFP, Inc., a bank premises holding company.

FINANCIAL HIGHLIGHTS

Frontier Financial Corporation’s performance in 2004 reflects another year of record earnings, continued asset growth, and good credit quality.

Net income was up 8.7%, totaling $43.0 million, or $2.29 per diluted share, which compares to $39.6 million, $2.12 per diluted share, in 2003 and $36.0 million, or $1.87 per diluted share in 2002. Net income in 2004 was influenced by a favorable increase in net interest income and an improvement in asset quality allowing for a smaller loan loss provision. Our net interest income in 2004 improved to $105.3 million from $97.4 million in 2003, an increase of 8.1% and increased to $97.4 million from $93.3 million in 2002, an increase of 4.4% as compared to an increase of $9.7 million, or 11.6%, from 2001 to 2002.

Contributing to our record earnings for 2004 was the growth in total assets, which increased $168.0 million, or 8.1% and increased $131.7 million, or 6.8% in 2003. By comparison, the increase in assets in 2002 was $137 million, or 7.6%. The growth in our assets occurred principally in the loan portfolio. Portfolio loans (loans receivable) in 2004 increased to $1.98 billion, or 11.6% and in 2003 increased to $1.77 billion, a growth of 6.8% from 2002’s balance of $1.66 billion. The comparative increase in the prior year was 5.3%, or $83.7 million.

Nonperforming assets were .63% of total assets at December 31, 2004, up from .52% at December 31, 2003 and down from .98% at year-end 2002. Nonaccruing loans increased to $14.1 million at year-end, up from $6.7 million at December 31, 2003. The year ended 2002 was up from $11.5 million at year-end 2001. For the years ended December 31, 2004, 2003 and 2002, net loan charge offs amounted to $.3 million, $2.9 million and $4.5 million, respectively. This represents 2 basis points for 2004, 17 basis points for 2003 and 28 basis points for 2002 of average loans outstanding. The total allowance for loan losses stood at $32.7 million, or 1.65% of total loans outstanding in 2004 compared to $29.6 million, or 1.67% of total loans outstanding in 2003 compared to $28.2 million or 1.70% of total loans at year-end 2002.

During the year cash dividends of $14.7 million were paid to shareowners and the Corporation did not purchase any common stock in the open market under the stock repurchase program. There were 361,800 shares repurchased in 2003 and 473,500 shares repurchased in 2002, totaling $12.1 million and $36.9 million, respectively.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the Corporation’s principal source of revenue and is comprised of interest income on earning assets, less interest expense on interest bearing liabilities. The net interest margin is net interest income expressed as a percent of average earning assets and represents the difference between the yield on earning assets and the composite interest rate paid on all sources of funds.

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. Reference to net interest income and net interest margin (NIM), in this discussion, represents taxable

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

equivalent (TE) amounts using a tax rate of 35%, and applies to loans and investments as no other assets or liabilities are affected by the adjustment.

The level of growth in our earning assets and the repricing characteristics of our assets and liabilities influenced net interest income, which increased 8.1% from the prior year. The latter, repricing of assets and liabilities, is in turn influenced by the direction of interest rates. In the second half of 2004, we benefited from FRB’s five rate increases totaling 125 basis points. These increases caused the yield on assets to increase, while the cost on interest bearing liabilities increased at a slower rate. In years 2003 and 2002, although earning assets increased, interest income declined. The tables on pages 42 and 43 include a breakdown of the change in earning assets and liabilities, referred to as “volume,” and the repricing of assets and liabilities labeled “rate.”

Average earning assets rose $160.7 million, or 8.4%, in 2004, following increases of 8.7% and 1.2% in 2003 and 2002, respectively. The growth over the past year in earning assets has come mainly from the increase in the loan portfolio. Loans rose $196.5 million, or 11.6% this past year, $90.0 million, or 5.6%, in 2003 and $76.9 million in 2002, which was up by $196.5 million from 2001, or 5.0% and 14.8% respectively. Investments increased $2.8 million, or 1.8% for the year and increased $47.9 million, or 34.2% in 2003 and increased $58.3 million, or 71.3% in 2002. The increase in earning assets contributed $14.4 million to net interest income in 2004. In 2003 and 2002 the growth in assets increased net interest income by $9.9 million and $4.8 million, respectively. The reduction in income from the change in interest rates totaled $9.6 million for the year and totaled $13.7 million and $15.1 million for 2003 and 2002 respectively.

Interest bearing liabilities rose $92.5 million during the year, following increases of $128.1 million and $34.3 million in 2003 and 2002, respectively. The growth over the past year has been from interest bearing deposits, which increased $70.4 million. The increase in interest bearing liabilities contributed $2.9 million to interest expense in 2004. The effect of changing interest rates decreased interest expense $5.8 million in 2004. In 2003, increased balances of interest bearing liabilities increased interest expense by $2.7 million, while decreasing rates decreased interest expense by $10.4 million. In 2002, increased volume of deposits decreased interest expense by $2.6 million and declining rates decreased interest expense by $17.2 million. The reason why an increase in the balances in 2002 decreased interest expense is that the mix of deposits changed so that the overall cost was less.

The net interest margin declined in 2004 to 5.14% from 5.16% the previous year, and 5.38% in 2002. The decrease in the net interest margin in 2004 is attributable to the interest income ratio decreasing faster than interest expense ratio. The interest expense ratio (interest expense/average deposits and borrowings) fell from 2.45% in 2003 to 2.14% in 2004, a decrease of 31 basis points. During the same period the interest income ratio (interest income/average earning assets) declined 32 basis points. Several factors contributed to the movement in ratios, including the effect of interest rates and the repricing characteristics of loans and deposits.

The Federal Reserve Bank (FRB) increased short-term interest rates five times in 2004, 25 basis points each time. All increases came in the second half of the year. The FRB did not move interest rates in 2003, but dropped rates once in 2002. Although rates were increased in 2004, the 25 basis point increases were not substantial enough to bring many loans off of their floors, and not until the fourth quarter did we see a meaningful movement of the net interest margin, which was 5.32%, for the fourth quarter 2004. In 2003, the flat interest rate environment allowed the interest bearing liabilities, due to the lag effect, to “catch up” to the interest bearing assets. During 2002, with only one rate drop by the FRB in November, the adverse effect on the interest bearing assets was less than the previous year. However, interest-bearing liabilities continued to lag throughout the year, thus having a negative impact on the net interest margin.

Interest bearing liabilities are mainly comprised of deposits, which make up 83.0% of all liabilities. In contrast to adjustable-rate loans, deposit rates are not directly governed by indexes. We set our rates as often as weekly depending on the general rates in effect for competing financial institutions. When interest rates drop quickly, there is a tendency for deposit rates to decline more slowly, because of local competitive factors, than loan rates.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

Following is a table showing the tax equivalent net interest margin at each quarter end:

Quarter Ended	Net Interest Margin	Tax Equivalent Effect on Margin	Tax Equivalent Net Interest Margin
December 31, 2003	5.07%	0.05%	5.12%
March 31, 2004	4.99%	0.03%	5.02%
June 30, 2004	5.01%	0.04%	5.05%
September 30, 2004	5.11%	0.04%	5.15%
December 31, 2004	5.27%	0.05%	5.32%

A review of the past 12 months shows that the tax equivalent net interest margin began year 2004 at 5.12% (quarter ended December 31, 2003). The margin then declined to 5.02% for the first quarter but increased to 5.05% in the second quarter, increased in the third quarter to 5.15% and 5.32% in the fourth quarter. The Corporation increased its key lending index 25 basis points in August, September, November, and December. However, the improvement in the net interest margin was more attributed to continued decline in the cost of funds during the first three quarters of the year. The Corporation dropped its key lending index 25 basis points in the third quarter 2003 and the FRB dropped interest rates only once during the year 2002 in November. The impact of these movements contributed to the narrowing of the margin in all but the fourth quarter of 2003 and the second, third, and fourth quarters of 2004. In the two years previous to 2003 we saw the net interest margin increase from 4.90% in 2001 to 5.38% in 2002.

We attempt to measure the effect of changing interest rates with our interest rate simulation model. The simulation model suggests that rising rates would be to our advantage. At December 31, 2004 if rates were to raise 200 basis points ratably over the next 12 months, our net interest income would improve by 7.9%, or $9.0 million. If rates were to fall 100 basis points, our net interest income would decrease .3%, or $309 thousand. The model indicates that we are currently negatively gapped, meaning that more liabilities will reprice within a one-year period than assets. However, a further discussion of the model results, under the headings “Market Risk Sensitivity Instruments” and “Asset/Liability Management, pages 31 and 32 further explains why this is not so.

OTHER OPERATING INCOME

Service Charges

Deposit fee income has increased over the last three years, from $4.1 million in year 2002 to $4.6 million last year, and this year to $4.9 million. Virtually all that income is attributable to checking accounts. Our growth in checking account balances has been solid this year, increasing from $271.4 million last year to $313.3 million this year, or 15.4%. Checking account deposits increased $33.4 million in 2003, or 14.0% and decreased $.4 million in 2002, or .2%.

Other Income

Other income is comprised of a variety of sources. Other income increased in 2004 to $9.1 million from $8.0 million in 2003. The comparable figure for 2002 was $6.5 million. The increase in the current year was largely due to increased insurance and financial services fees of $648 thousand, followed by an increase in the sale of other real estate owned of $512 thousand over last year and an increase in trust department fees of $273 thousand for the period.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

The major increases in other income for 2003 were letter of credit fees and trust department fees, which were up $130 thousand and $107 thousand, respectively. Other income was up $1.0 million in 2002 from 2001. This increase was attributable to an investment in bank owned life insurance in December 2001, which produced $863 thousand in 2002.

Gain (Loss) On The Sale Of Investments

In 2004, we had a small loss on the sale of a security of $44 thousand due to credit concerns. In 2003 our gains amounted to $190 thousand as compared to a loss of $480 thousand in 2002. The investment sales in 2003 consisted of accepting a tender offer from the issuer of a security and a bond that offered a premium as compensation for allowing early retirement of the bond. The loss of $480 thousand in 2002 was due to the sale of bonds, which fell below the level of “investment grade”.

OTHER OPERATING EXPENSES

Salaries And Employee Benefits

Salaries and benefits expense rose 10.8% for 2004, increasing $3.1 million to $31.9 million. Those costs rose $3.0 million or 11.5% in 2003 and $2.2 million or 9.4% in 2002. Salaries and employee benefits costs were affected by an increase in staff, merit raises and a rise in commissions and bonuses.

The staffing level, referred to as full-time equivalent (FTE), totaled 643 at year-end 2004, an increase of 5.1%. That figure compares to 622 at December 2003, and 573 the previous year. The staffing increase this year was evenly focused in our lending and operations departments.

One of the issues that complicates the reporting of compensation expense is the deferral of loan origination costs. In accordance with the current accounting standards, loan origination costs are deferred and amortized over the life of the loan. The loan costs, which are determined for each loan type, are then deducted from personnel expense, with the net figures reported in the financial statements. Compensation is thus comprised of the expected items such as salaries, benefits and commissions, but also the effect of deferred loan origination costs, which can vary substantially from year-to-year.

Occupancy Expense

Occupancy expense totaled $7.0 million for 2004, an increase of $780 thousand or 12.5%. Depreciation expense comprised $205 thousand of the increase and infrastructure improvements, mainly related to network security improvements were $319 thousand. Depreciation and other increased expenses were related to new or relocated offices in Seattle, Kent, and Bellingham. Occupancy expense of $6.3 million in 2003 was up 1.6% from $6.2 million in the previous year. The increase in 2003 is mainly due to normal operations. Occupancy expense was down $33 thousand in 2002.

Other Expenses

Other expense increased $895 thousand in 2004, or 9.9%. The largest increase in this category was consulting fees, which increased $846 thousand over the previous year. This increase was primarily related to the documentation and testing of internal controls for compliance with SOX 404. Other expense increased slightly to $9.0 million, or 3.0% in 2003. The nominal increase in 2003 was due to normal growth and in 2002, other expense decreased $679 thousand, or 7.2%.

Reserve And Provision For Loan Losses

Management’s determination of the level of the provision for loan losses is based on various judgments and assumptions, including; general economic conditions, loan portfolio composition, prior loan loss experience, the evaluation of credit risk related to specific credits and market segments, and monitoring results from the Corporation’s ongoing internal credit review staff. Management believes our methodology for assessing credit risk is adequate and reflected in the resulting

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

allowance calculation. The allowance methodology takes into account that the loan loss reserve will change at different points in time based on economic conditions, credit performance, loan mix and collateral values.

The allowance for loan losses increased to $32.7 million as of December 31, 2004. At year-end 2003, the reserve balance was $29.6 million, which was an increase of $1.4 million over year-end 2002 balance of $28.2 million. The allowance for loan loss reserve was 1.65% of totals loans as of year-end December 31, 2004. For year-end December 31, 2003 our reserve ratio was 1.67% and was 1.70% for year-end 2002. The year-end 2004 reserve was 232% of nonperforming loans. At year-end December 31, 2003 this ratio was 272% and was 149% for year-end 2002.

An improving economy, and positive credit performance trends, is reflected in year-end 2004 reserves of 1.65% and net charge off’s of $328 thousand. An uncertain economic environment and increasing delinquencies supported the higher loan loss reserve for year-end 2003 and 2002.

The Bank considers the reserve for loan losses adequate to cover losses inherent in the portfolio at December 31, 2004.

REVIEW OF FINANCIAL CONDITION

Investment Securities

During 2004, we had a run off of investment securities totaling $34.4 million or 18.3%. Almost all of this run off was due to maturities and calls prior to maturity. During 2004, management used these cash flows for funding growth in the loan portfolio. Investment securities increased from $140.0 million at year-end 2002 to $187.9 million as of December 31, 2003, a rise of 34.2%. There was considerable activity within the securities portfolio during 2003. In the first two quarters of 2003, the Federal Funds sold balance had grown to over $113.0 million. Early in the third quarter, in order to take advantage of higher yields, a concentrated effort was made to purchase investment securities. Security purchases for year 2003 totaled $143.5 million, sales of securities amounted to $5.1 million, while approximately $90.0 million in securities matured. The securities sales were executed to take advantage of a tender offer by the issuer. Investment securities increased $58.3 million, or 71.3% in 2002.

Loans

Loans increased 11.6% in 2004, from $1.77 billion at December 31, 2003, to $1.98 billion at year-end 2004. In 2002, loans grew to $1.66 billion from $1.58 billion in 2001. Please see page 39 of this report and Form 10-K for the year-ended December 31, 2004 for a further discussion of loans.

Deposits

Deposits increased $128.8 million, or 7.7%, in 2004, and $106.1 million, or 6.8% in 2003 and $62.5 million, or 4.2% in 2002. The shift in deposits was characterized by a changing interest rate environment.

Interest bearing deposits at December 31,

In Thousands	2004	2003	2002
NOW and money market accounts	$270,894	$251,376	$296,999
Savings accounts	642,434	625,843	473,577
Time deposits	569,239	518,409	552,328

Total	$1,482,567	$1,395,628	$1,322,904

The trend for the three years prior to 2004 has been declining time deposits and increasing savings balances, due to the aversion of customers wanting to lock into low rate CD’s. Total interest bearing deposits increased $87.0 million, or 6.2% in 2004, $72.7 million, or 5.5% in 2003 and $62.9 million, or 5.0% in 2002. NOW and money market accounts

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

declined in 2003, but increased in prior years. In the second half of 2004, interest rates began to increase and CD’s became more attractive to investors. Balances increased to $569.2 million in 2004, $50.8 million over 2003, and $33.9 million over 2002. Prior to 2004, the type of savings accounts having the largest increase over the last 3 years was our premium savings account, which increased from $415.4 million in 2002 to $577.8 million in 2004. This account was created as an alternative to certificates of deposit and pays a higher annual percentage yield than other core deposits. The change in the mix is attributable to the rates paid on the various deposits products.

MARKET RISK SENSITIVE INSTRUMENTS

Market risk is the risk of loss from adverse changes in market prices and rates. A significant market risk arises from interest rate risk inherent in our lending, deposit, borrowing, and mortgage-banking activities. To that end, we actively monitor and manage interest rate risk exposure.

A number of measures are utilized to monitor and manage interest rate risk, including income simulation and “gap” analysis (further discussed under the subheading “Asset and Liability Management” on page 32). An income simulation model is primarily used to assess the impact on earnings changes that interest rates may produce. Key assumptions in the model include, cash flows and maturities of financial instruments, changes in market conditions, loan volumes and pricing, deposit sensitivity, consumer preferences, and management’s capital leverage plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and specific strategies, among other factors.

We use a simulation model to estimate the impact of changing interest rates on the Corporation’s earnings and capital. The model calculates the change in net interest income under various rate shocks. As of December 31, 2004, the model predicted that net income would increase about $5.6 million if rates increased 2%, and decrease about $71 thousand if rates fell 1%.

Based on the results of simulations at the end of the last three years, the estimated impact of a steady change in interest rates over the next 12 months is shown in the table below (assumes a 34% tax rate):

December 31,	2005 Estimated Change		2004 Estimated Change		2003 Estimated Change
Rate shock	-1.0%	2.0%	-1.0%	2.0%	-1.0%	2.0%

Net interest income	($309)	$8,969	$242	$6,548	$1,375	$2,450
Net income	(71)	5,597	157	4,256	921	809

The interest rate scenarios reflected above represent the results of possible near-term interest rate movements. Approximately 41% of the loan portfolio is tied to rate indexes that are one year or less in duration. These indexes include our Base rate, Federal Home Loan Bank of Seattle (FHLB) Advance Rate, Wall Street Journal prime, London Interbank Offering Rate (LIBOR), and Constant Maturity Treasury (CMT). In 2004 and 2003, the model indicates that declining rates would increase net interest income and net income. This is due to a significant portion of variable rate loans that are at or near their floors, and the multiplier effect that will be discussed later.

The percentages shown represent changes over a 12-month period in net interest income and net income under two rate scenarios. The cash flows have been adjusted to account for prepayments and other factors.

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while structuring the asset and liability components to obtain the maximum net interest margin. We rely primarily on our asset and liability structure to control interest rate risk.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

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

Assets and liabilities are managed by matching maturities and repricing in a systematic manner. In addition to a simulation model, an interest “gap” analysis is used to measure the effect interest rate changes have on net interest income. The gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing in that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. A gap is considered negative in the reverse situation. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for our assets and liabilities can change rapidly as a result of market conditions and customer behavior patterns.

In the following table the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rates. The run-off rates for noninterest bearing deposits is 6% per year; for NOW, sweep and money market accounts it is 8% per year and for savings accounts it is 10% per year. The weighted average interest rates for financial instruments presented are at year-end for 2004. Please refer to page 22 of this report for details regarding estimated fair value.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

MARKET RISK

	Expected Maturity Date							Fair Value
In Thousands	2005	2006	2007	2008	2009	Thereafter	Total
Financial Assets
Cash and due from banks
Noninterest bearing	$70,851	—	—	—	—	—	$70,851	$70,851
Fed Funds Sold
Variable Rate	5,946	—	—	—	—	—	5,946	5,946
Weighted average interest rate	1.87%						1.87%
Securities available for sale
Fixed Rate	72,720	3,548	9,297	32,311	18,000	4,815	140,691	145,917
Weighted average interest rate	3.80%	2.86%	3.12%	3.60%	3.87%	7.16%	3.81%
Securities held to maturity
Fixed Rate	925	2,446	714	1,243	200	2,006	7,534	7,912
Weighted average interest rate (1)	7.90%	6.26%	8.03%	8.20%	8.09%	9.43%	7.84%
Loans Receivable, net
Fixed Rate	121,263	90,546	157,333	250,783	169,657	90,245	879,827	876,952
Weighted average interest rate (2)	6.87%	7.09%	7.04%	6.42%	6.67%	6.30%	6.70%
Variable Rate	621,533	97,623	23,964	21,285	38,940	291,067	1,094,412	1,065,504
Weighted average interest rate (2)	6.59%	6.57%	6.31%	6.77%	5.74%	6.32%	6.48%

Financial Liabilities
Noninterest bearing deposits	18,797	17,669	16,609	15,612	14,675	229,913	313,275	313,275
NOW, Sweep and Money Market accounts	21,672	19,938	18,343	16,875	15,525	178,541	270,894	271,671
Weighted average interest rate	0.91%	0.91%	0.91%	0.91%	0.91%	0.91%	0.91%
Savings accounts	64,245	57,820	52,038	46,834	42,151	379,346	642,434	644,181
Weighted average interest rate	1.53%	1.53%	1.53%	1.53%	1.53%	1.53%	1.53%
Time Certificates
Fixed Rate	370,722	38,548	67,362	49,758	40,721	2,128	569,239	570,777
Weighted average interest rate	2.52%	3.78%	4.57%	3.84%	3.78%	3.98%	3.06%
Federal funds purchased
Variable rate	5,711	—	—	—	—	—	5,711	5,711
Weighted average interest rate	1.88%						1.88%
Securities sold under agreements to repurchase
Variable rate	4,494	—	—	—	—	—	4,494	4,494
Weighted average interest rate	1.66%						1.66%
FHLB advances
Fixed Rate	25,000	20,000	40,030	10,000	—	80,058	175,088	182,059
Weighted average interest rate	2.15%	3.89%	4.45%	5.54%		5.59%	4.66%

(1)	Represents tax equivalent yield

(2)	Represents weighted note rates exclusive of loan fees

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

REPRICING OPPORTUNITIES FOR ASSETS AND LIABILITIES

(Amortized cost used for investments)

In Thousands, at December 31, 2004	0-1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
ASSETS
Loans	$1,004,948	$910,233	$55,453	$3,605	$1,974,239
Investments	73,645	67,759	2,478	4,343	148,225
Fed funds sold	5,946	—	—	—	5,946

Total earning assets	$1,084,539	$977,992	$57,931	$7,948	$2,128,410

LIABILITIES
NOW, money market, and sweep accounts	$270,894	—	—	—	$270,894
Savings	642,434	—	—	—	642,434
Time deposits	370,722	$196,389	$2,128	—	569,239
Fed funds purchased and repurchase agreements	10,205	—	—	—	10,205
FHLB borrowings	25,000	70,030	80,058	—	175,088

Total interest bearing liabilities	$1,319,255	$266,419	$82,186	—	$1,667,860

GAP	($234,716)	$711,573	($24,255)	$7,948	$460,550

It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. That assumption, however, is based on the premise that assets/liabilities within a one-year time frame will generally move in the same direction at approximately the same rate. However, historical data reflects that the relationship between one-year asset/liabilities may not be as strongly correlated as assumed. Loans with one-year repricing characteristics are tied to a number of indexes to include our base rate, the Wall Street Journal prime, the one-year constant maturity treasury, LIBOR, and FHLB rates. Those indexes are subject to the movement of the one-year market rates. On the other hand, savings accounts, which constitute the bulk of the one-year repricing liabilities, are subject to the local financial institutions’ market. Pricing for savings is dependent on customer preferences and the subjective pricing influence of local banks, credit unions, etc. Thus, while a good portion of our loans are tied to national and international money markets, deposits are subject to the conditions of the Puget Sound area. Additionally, when interest rates change, different rates change by different amounts. The use of “multipliers” is used that represent the change of each asset/liability rate compared to the change in the federal funds rate. For example, the prime rate has a factor of 1 indicating it changes the same amount as any federal funds rate change. Core deposit sectors may have a factor of ..25, indicating those rates move only 25% as much. Applying the multipliers to the balance sheet, at December 31, 2004, the bank had a positive gap of $150.0 million. At December 31, 2003, the gap was a positive $106.0 million. At December 31, 2002, the gap was a negative $2.0 million.

Management does not use interest rate risk management products such as interest rate swaps, hedges or other derivatives.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

ASSET QUALITY

The Bank’s nonperforming assets include the balances of loans placed in nonaccrual status and Other Real Estate Owned. The following chart summarizes the composition of our nonperforming assets including restructured debt.

In Thousands at December 31	2004	2003	2002
Total nonaccruing loans	$14,107	$6,694	$12,435
Other real estate owned	—	4,162	6,532

Total nonperforming assets	$14,107	$10,856	$18,967

Restructured loans	$0	$6,178	$6,178

NPA’s to total loans	0.71%	0.61%	1.14%
NPA’s to total assets	0.63%	0.52%	0.98%
NPA’s to total capital	5.55%	4.95%	9.54%
NPA’s & restructured loans to total assets	0.63%	0.82%	1.29%

As shown in the chart above, our ratio of nonperforming assets to total assets ended the year at .63% as compared to .52% at December 31, 2003. This increase was due primarily to one real estate residential loan in the amount of $6.0 million being moved to nonaccrual status during the third quarter.

NONACCRUAL LOANS

It is the Bank’s practice to discontinue accruing interest on virtually all loans that are delinquent in excess of 90 days regardless of risk of loss, collateral, etc. Some problem loans, which are less than 90 days delinquent, are also placed into nonaccrual status if the success of collecting full principal and interest in a timely manner is in doubt. Some loans will remain in nonaccrual even after improved performance until a consistent timely repayment pattern is exhibited and/or timely performance is considered reliable.

The Bank ended the year with six nonaccruing loans with a combined balance of $14.1 million. This compares to previous year-end balance of $6.7 million consisting of 13 loans. Two loans, totaling $11.1 million, make up 79% of our year-end balance. One of these two loans, totaling $5.1 million, has been restructured and has resumed repayment under the new terms. All of the nonaccrual loans are secured by real estate.

OTHER REAL ESTATE OWNED

Other real estate owned (OREO) is carried at the lesser of book value or market value. The costs related to completion, repair, maintenance, or other costs of such properties, are generally expensed with any gains or inadvertent shortfalls from the ultimate sale of OREO being shown as other income or other expense.

The Bank had no OREO totals to report at year-end December 31, 2004. Previous year-end OREO balance totaled $6.5 million, or .3% of total assets. The change in OREO totals is a reflection of our aggressive collection efforts resulting in an orderly transition of assets from acquisition, through foreclosure, and sale.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

Certain other loans, currently in nonaccrual, are in the process of foreclosure and there is a likelihood these foreclosures will be completed and the loans will then become OREO. This is viewed as an ordinary part of the collection process and efforts are constantly underway to reduce and minimize such nonperforming assets.

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

The principal use of funds is to invest in securities and loans. Security purchases amounted to $47.1 million in 2004, down 67% from $143.6 million in purchases in 2003, and purchases totaled $139.3 million in 2002. The reason for the decline in 2004 was the stronger loan demand. Net cash flows from loan originations totaled $204.8 million, $122.7 million, and $92.6 million during 2004, 2003, and 2002, respectively. The origination of mortgage loans held for sale totaled $67.7 million, $130.2 million, and $94.9 million during 2004, 2003, and 2002, respectively. Proceeds from the sales of mortgage loans amounted to $65.8 million in 2004, $137.1 million in 2003, $89.7 million in 2002.

Our line of credit with the FHLB has been established at 15% of assets. Borrowings totaled $175.1 million, $170.1 million, $160.1 million, at December 31, 2004, 2003, and 2002, respectively. These borrowings represented 7.8% of year-end assets in 2004, 8.2% in 2003, and 8.2% in 2002.

Unused lines of credit available to us include $157 million available at FHLB and $55 million available from correspondent banks. We also have the option of funding asset growth or funding withdrawals with brokered deposits. At year-end 2004, broker deposits were $8.3 million.

The table on the next page is a probable indication of when we might expect assets to mature, but we cannot be certain that we will receive or pay out these cash flows as loans may be renewed and depositors may not want to roll over their deposits at the current rate we are willing to pay.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

MATURITY SCHEDULE FOR EARNING ASSETS

(Amortized cost used for investments)

In Thousands December 31, 2004	0-1 Year	1-5 Years	After 5 Years	Total Carrying Cost	Total Fair Value	Percent of Total Fair Value
Investments	$73,645	$67,759	$6,821	$148,225	$153,829	7.3%
Loans	742,796	850,131	381,312	1,974,239	1,942,456	92.4%
Federal funds sold	5,946	—	—	5,946	5,946	0.3%

Total	$822,387	$917,890	$388,133	$2,128,410	$2,102,231	100.0%

In Thousands December 31, 2003	0-1 Year	1-5 Years	After 5 Years	Total Carrying Cost	Total Fair Value	Percent of Total Fair Value
Investments	$57,018	$91,419	$34,104	$182,541	$188,505	9.6%
Loans	634,902	801,267	333,594	1,769,763	1,767,885	90.4%
Federal funds sold	8	—	—	8	8	0.0%

Total	$691,928	$892,686	$367,698	$1,952,312	$1,956,398	100.0%

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

	Frontier Financial Corporation	Frontier Bank	Well Capitalized Minimum
CAPITAL RATIOS
Total capital to risk-weighted assets	11.76%	10.97%	10.00%
Tier 1 capital to risk-weighted assets	10.50%	9.72%	6.00%
Tier 1 leverage capital to average assets	10.85%	10.03%	5.00%

The holding company is registered with the Federal Reserve Bank as a financial holding company. The Federal Reserve Bank requires financial holding companies to meet the well-capitalized status of the regulatory capital requirements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

The capital of the Corporation at year-end was $254.2 million, up from $219.4 million a year ago, or an increase of 15.9%. Frontier began paying cash dividends to shareowners in 1999 and approved a stock repurchase plan in 2000. During 2004, cash dividends of $14.7 million were paid to shareowners and the Corporation did not purchase any common stock in the open market in 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth the Corporation’s long-term contractual obligations:

	Payments due per period
In Thousands	Less Than One Year	1-3 Years	3-5 Years	Thereafter	Total
Time deposits	$370,722	$105,910	$90,479	$2,128	$569,239
FHLB borrowings	25,000	60,030	10,000	80,058	175,088
Operating leases	1,323	2,554	2,247	4,046	10,170

Total	$397,045	$168,494	$102,726	$86,232	$754,497

See additional discussion under Notes 5, 7 and 14.

The Corporation also has operating leases comprised of leases for office space. See Note 14.

OFF-BALANCE SHEET ARRANGEMENTS

See Note 14 for discussion.

MARKET FOR FRONTIER FINANCIAL CORPORATION’S COMMON STOCK AND RELATED SHAREOWNERS’ MATTERS

Frontier Financial Corporation’s common stock began trading on the National Association of Securities Dealers’ Automated Quotation System (Nasdaq) on April 16, 1998. Nasdaq reported the 2004 daily average trade volume was 20,166 shares and a total trade volume of 5,464,252. During 2004, the market price of our common stock ranged from $31.00 to $41.51. The average price for the year was $34.86.

At December 31, 2004, the total number of shareowners of record of Frontier Financial Corporation’s common stock was 3,335 and there were 18,745,185 shares outstanding, which includes 9,121,048 shares registered in street name.

Prior to 1999 the Corporation had always paid stock dividends, which ranged from 7% to 10% and the Corporation has had six stock splits since the Bank opened in 1978. In 1999, the Board of Directors declared the first annual cash dividend of $.25 per share on post two-for-one split shares. On January 19, 2000, the Board declared the first quarterly cash dividend. Please see the table below for the detail of the year 2004 dividends.

Dividend Payable		Record Date	Payable Date
	$.185	January 7, 2004	January 20, 2004
$	. 19	April 12, 2004	April 26, 2004
	$.195	July 12, 2004	July 26, 2004
	$.20	October 12, 2004	October 25, 2004

The Board will continue to review the dividend policy on a quarterly basis.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

STOCK REPURCHASE PROGRAM

There was no stock repurchase activity in 2004. On September 16, 2004 the Corporation authorized a new plan to repurchase 5% of the authorized outstanding stock. There are currently 932,270 authorized under this plan.

LOAN PORTFOLIO

The Bank’s classifies its lending activities in the following principal areas: installment, commercial and agriculture, real estate commercial, real estate construction and land development, and residential. As of December 31, 2004, these categories accounted for approximately 2.3%, 15.2%, 44.1%, 29.9% and 8.5% respectively of the Bank’s loan portfolio. This mix was relatively unchanged compared to the previous year.

The chart below summarizes the composition of the loan portfolio for the past three years by average balance:

	2004		2003		2002
In Thousands	Amount	Percentage	Amount	Percentage	Amount	Percentage
Installment	$44,111	2.3%	$42,731	2.6%	$45,625	2.8%
Commercial and agriculture	287,180	15.2%	275,429	16.3%	293,414	18.3%
Real estate commercial	831,823	44.1%	761,782	45.0%	718,638	45.0%
Real estate construction and land development	564,726	29.9%	473,647	28.0%	417,005	26.0%
Real estate residential	159,688	8.5%	137,462	8.1%	126,355	7.9%

Total	$1,887,528	100.0%	$1,691,051	100.0%	$1,601,037	100.0%

Total average loan balances ended the year 2004 at $1.9 billion, representing an increase of $196.5 million, or 11.6% over the average balance for 2003. Average loan balances for 2003 were $1.7 billion representing an increase of $90.0 million, or 5.6% increase over 2002 average loans outstanding. 2002 average loans increased $74.7 million, or 4.9% over 2001.

Commercial real estate and construction and land development loans have historically represented the largest portion of the Bank’s loan portfolio. In 2004, the average balances of commercial real estate and construction loans comprised 74% of the portfolio totaling $1.4 billion versus $1.2 billion in 2003. In 2002 they totaled $1.1 billion.

Our commercial real estate portfolio consists of a wide cross-section of retail, small office, warehouse, and industrial type properties. These loans are secured by first trust deeds with maturities from three to ten years and original loan-to-value ratios generally from 65% to 75%. Ten-year maturities generally reprice every five years. A substantial number of these properties are owner-occupied. While the Corporation has significant balances within this lending category, management believes that its lending policies and underwriting standards are sufficient to minimize risk even during uncertain economic times. Management closely monitors the effects of current and expected market conditions and other factors that may influence the repayment of these loans.

Real estate construction and land development loans also represent a significant piece of the Corporation’s loan mix in 2004. Loans within this category grew by $91.1 million or 19.2%. Continued demand for housing and favorable interest rates continue to fuel this growth. Real estate construction loans are generally composed of commitments to customers within our market area for construction purposes. Loans within this category are used for construction projects that range from residential and commercial land development to residential and commercial building projects. They are generally secured by first trust deeds with well-defined repayment sources following project completion. Maturities are set to match the time required for project completion, which typically run from 12 to 18 months depending on complexity.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

Commercial and agriculture loans increased $11.8 million, or 4.3% in 2004. Expanding our branch network and the recruitment of seasoned local lenders provided strong support for favorable growth in commercial loan totals.

At 2.3% of total loans, our installment lending continues to be the smallest portion of our overall loan portfolio. Loans within this category remained relatively unchanged for the year. This area of consumer lending continues a shift toward credit card, factory-lending programs for automobiles and home equity lines of credit. While the Corporation does offer credit cards and home equity lines, emphasis has not been placed on these product offerings.

Real estate residential loans averaged $159.7 million at year-end 2004. Loans within this category are used to finance individual owner and nonowner occupied residences. These loans will generally be repaid at maturity as they move into lower interest rate term mortgage loans available through secondary market programs.

The loan portfolio yield declined to 7.08% in 2004 from 7.51% in 2003 and 8.24% in 2002. Although FRB increased rates five times in the second half of 2004, many variable rate loans in our portfolio had floors which slowed down the increase in interest income. The portfolio yield increased from 7.04 % at September quarter end to 7.30% at December quarter end, or increased 26 basis points.

With respect to 2003, although we reduced our prime rate .25% in the third quarter, most of the decline was attributable to market competition. The yield on loans decreased to 8.24% from 9.09% in 2002. In 2002, the Corporation decreased the prime (base) rate three times. Although 41% of the loan portfolio was variable rate, many of those loans were already at their floor, which lessened the impact of the 100 basis point reduction during the year. This, coupled with a continued run off of high cost CD’s, was responsible for the increase in the NIM during the year. In addition, many fixed rate loans were refinanced and replaced with lower rate loans in 2003 and 2002.

In 2004 we saw an increase in tax equivalent loan interest and fees, which totaled $133.7 million and increased $6.8 million, or 5.3%. Tax equivalent interest and fee income from loans decreased $4.9 million in 2003, or 3.7% and in 2002 it decreased $6.6 million, or 5.5%. The increase of $196.5 million in the average balance of loans in 2004 increased interest income $15.0 million and the decline in rates decreased interest income by $8.2 million, for a net increase of $6.8 million. The increase of $90.0 million in the average balance of loans in 2003 increased interest income by $7.7 million and the decline in rates reduced interest income by $12.6 million. The $76.9 million increase in the 2002 average balance of loans increased interest income by $7.1 million and a decline in rates decreased interest income by $13.7 million.

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

For additional information, regarding the allowance for loan losses, see “Analysis of the Allowance for Loan Losses” in this Management’s Discussion and “Allowance for Loan Loss” in Note 1 in Notes to the Consolidated Financial Statements.

The Company’s financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes that the allowance for credit losses is one of the more critical judgment areas in the application of its accounting policies that affect financial condition and results of operations. This is more fully described in the Liquidity and Financial Condition section.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

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

FORWARD LOOKING STATEMENTS

Except for historical financial information contained herein, the matter discussed in this annual report of the Corporation may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Sentences containing words such as “may”, “will”, “expect”, “anticipate”, “believe”, “estimate”, “should”, “projected” or similar words may constitute forward-looking statement. The Corporation may have used the statements to describe expectations and estimates in various areas, including, but not limited to: changes in the economy of the markets in which it operates: interest rate movements; future acquisitions and growth strategies; system conversions and integration activities; the impact of competitive products, services and pricing; and legislative, regulatory and accounting changes affecting the banking and financial service industry. Actual results could vary materially from the future results covered in forward-looking statements. Factors such as interest rate trends and loan delinquency rates, as well as the general state of the economy in Washington state and the United States as a whole, could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - Table 1

	Year Ended December 31,
	2004			2003			2002
In Thousands	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
Interest Earning Assets
Taxable investments	$154,381	$6,411	4.15%	$141,256	$7,045	4.99%	$104,511	$5,810	5.56%
Nontaxable investments (1)	9,438	731	7.75%	19,719	1,604	8.13%	23,007	1,882	8.18%

Total	163,819	7,142	4.36%	160,975	8,649	5.37%	127,518	7,692	6.03%

Federal funds sold	13,779	170	1.23%	52,398	558	1.06%	23,931	389	1.63%
Loans(2)
Installment	44,111	3,626	8.22%	42,731	3,732	8.73%	45,625	4,215	9.24%
Commercial(1)	287,180	18,383	6.40%	275,429	18,905	6.86%	293,414	22,403	7.64%
Real estate
Commercial	831,823	56,868	6.84%	761,782	56,150	7.37%	718,638	58,879	8.19%
Construction	564,726	43,110	7.63%	473,647	37,302	7.88%	417,005	35,466	8.50%
Residential	159,688	11,718	7.34%	137,462	10,855	7.90%	126,355	10,902	8.63%

Total	1,887,528	133,705	7.08%	1,691,051	126,944	7.51%	1,601,037	131,865	8.24%

Total earning assets/total interest income	2,065,126	$141,017	6.83%	1,904,424	$136,151	7.15%	1,752,486	$139,946	7.99%

Reserve for loan losses	(30,946)			(28,851)			(26,929)
Cash and due from banks	75,768			68,657			61,900
Other assets	69,260			72,000			68,620

TOTAL ASSETS	$2,179,208			$2,016,230			$1,856,077

Interest Bearing Liabilities
Money Market, Sweep & NOW accounts	$249,789	$1,707	0.68%	$269,531	$2,611	0.97%	$280,100	$4,352	1.55%
Savings accounts	649,678	9,246	1.42%	579,430	10,590	1.83%	374,004	9,790	2.62%
Other time deposits	539,784	15,465	2.87%	519,841	16,706	3.21%	616,464	24,328	3.95%

Total interest bearing deposits	1,439,251	26,418	1.84%	1,368,802	29,907	2.18%	1,270,568	38,470	3.03%
Short-term borrowings	15,400	156	1.01%	17,828	159	0.89%	11,024	132	1.20%
FHLB borrowings	180,860	8,365	4.63%	156,427	7,763	4.96%	133,320	6,979	5.23%

Total interest bearing liabilities/total interest expense	1,635,511	34,939	2.14%	1,543,057	37,829	2.45%	1,414,912	45,581	3.22%

Noninterest bearing deposits	298,711			255,455			232,715
Other liabilities	10,443			11,799			12,315
Shareowners’ equity	234,543			205,919			196,135

TOTAL LIABILITIES AND CAPITAL	$2,179,208			$2,016,230			$1,856,077

NET INTEREST INCOME		$106,078			$98,322			$94,365

NET YIELD ON INTEREST EARNING ASSETS			5.14%			5.16%			5.38%

(1)	Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.

(2)	Includes nonaccruing loans.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Continued

RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - Table 2

	Year ended December 31,
	2004 versus 2003			2003 versus 2002			2002 versus 2001
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
In Thousands	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
INTEREST INCOME
Taxable investments	$659	($1,293)	($634)	$2,043	($808)	$1,235	$603	($823)	($220)
Nontaxable investments	(837)	(36)	(873)	(269)	(9)	(278)	(204)	(8)	(212)

Total	(178)	(1,329)	(1,507)	1,774	(817)	957	399	(831)	(432)
Federal funds sold	(412)	24	(388)	463	(294)	169	(2,635)	(621)	(3,256)
Loans
Installment	119	(225)	(106)	(267)	(216)	(483)	(428)	(227)	(655)
Commercial	796	(1,318)	(522)	(1,373)	(2,125)	(3,498)	(2,485)	(2,774)	(5,259)
Real estate
Commercial	5,155	(4,437)	718	3,535	(6,264)	(2,729)	7,045	(4,848)	2,197
Construction	7,198	(1,390)	5,808	4,817	(2,981)	1,836	3,938	(4,534)	(596)
Residential	1,760	(897)	863	958	(1,005)	(47)	(998)	(1,359)	(2,357)

Total	15,028	(8,267)	6,761	7,670	(12,591)	(4,921)	7,072	(13,742)	(6,670)
TOTAL INTEREST INCOME	14,438	(9,572)	4,866	9,907	(13,702)	(3,795)	4,836	(15,194)	(10,358)

INTEREST EXPENSE
Money Market, Sweep & NOW accounts	(188)	(716)	(904)	(164)	(1,577)	(1,741)	(70)	(2,761)	(2,831)
Savings accounts	1,299	(2,643)	(1,344)	5,377	(4,577)	800	5,894	(2,246)	3,648
Other time deposits	621	(1,862)	(1,241)	(3,813)	(3,809)	(7,622)	(10,021)	(11,423)	(21,444)

Total interest bearing deposits	1,732	(5,221)	(3,489)	1,400	(9,963)	(8,563)	(4,197)	(16,430)	(20,627)
Short-term borrowings	(22)	19	(3)	81	(54)	27	(50)	(227)	(277)
FHLB borrowing	1,208	(606)	602	1,210	(426)	784	1,598	(569)	1,029

TOTAL INTEREST EXPENSE	2,918	(5,808)	(2,890)	2,691	(10,443)	(7,752)	(2,649)	(17,226)	(19,875)

CHANGE IN NET INTEREST INCOME	$11,520	($3,764)	$7,756	$7,216	($3,259)	$3,957	$7,485	$2,032	$9,517