Form 10-K, Exhibit 13
period 2006-12-31
FRONTIER FINANCIAL CORP /WA/
filed 2007-02-28
CIK 716457

FRONTIER FINANCIAL CORPORATION
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries (Corporation) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareowners' equity and cash flows for the three years in the period ended December 31, 2006. We also have audited management's assessment included in the accompanying Management Report on Internal Control over Financial Reporting that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A Corporation’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and Directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frontier Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and cash flows for each of the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Frontier Financial Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, Frontier Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Everett, Washington
February 27, 2007

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(In Thousands, except for number of shares)

	DECEMBER 31,
ASSETS	2006	2005
Cash and due from banks	$104,222	$85,631
Federal funds sold	18,673	733
Investment securities
Available for sale, at fair value	111,112	104,904
Held to maturity (fair value 2006: $3,623; 2005: $5,919)	3,599	5,713
Total investment securities	114,711	110,617

Loans for resale	7,220	5,711
Loans	2,900,780	2,383,513
Less allowance for loan losses	(40,649)	(33,805)

Net loans	2,867,351	2,355,419

Premises and equipment, net	30,026	29,769
Intangible assets	41,227	6,476
Federal Home Loan Bank (FHLB) stock	15,030	14,154
Bank owned life insurance	22,198	18,136
Other assets	25,026	19,340

Total assets	$3,238,464	$2,640,275

LIABILITIES
Deposits
Noninterest bearing accounts	$406,621	$395,852
Interest bearing accounts	2,047,011	1,665,528

Total deposits	2,453,632	2,061,380

Federal funds purchased and securities sold under agreements to repurchase	81,673	20,813
Federal Home Loan Bank advances	282,017	240,000
Junior subordinated debentures	5,156	-
Other liabilities	20,703	21,985
Total liabilities	2,843,181	2,344,178
COMMITMENTS AND CONTINGENCIES (Note 16)

SHAREOWNERS' EQUITY

Preferred stock, no par value; 10,000,000 shares authorized	-	-
Common stock, no par value; 100,000,000 shares authorized; 45,350,316 and 42,657,225 shares issued and outstanding in 2006 and 2005, respectively	183,982	131,695
Retained earnings	205,126	159,978
Accumulated other comprehensive income, net of tax	6,175	4,424
Total shareowners' equity	395,283	296,097
Total liabilities and shareowners' equity	$3,238,464	$2,640,275

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(In Thousands, except for number of shares and per share amounts)

	YEAR ENDED DECEMBER 31,
	2006	2005	2004
INTEREST INCOME
Interest and fees on loans	$244,493	$173,753	$133,232
Interest on federal funds sold	1,448	361	170
Interest on investment securities
Taxable	3,998	4,497	6,351
Exempt from federal income tax	205	275	475
Total interest income	250,144	178,886	140,228
INTEREST EXPENSE
Interest on deposits	73,526	40,714	26,418
Interest on FHLB advances	12,195	10,434	8,365
Interest on federal funds purchased and securities sold under agreements to repurchase	1,221	588	156
Total interest expense	86,942	51,736	34,939
NET INTEREST INCOME	163,202	127,150	105,289
PROVISION FOR LOAN LOSSES	(7,500)	(4,200)	(3,500)
Net interest income after provision for loan losses	155,702	122,950	101,789
NONINTEREST INCOME
Provision for loss on equity investment	-	(211)	-
Loss on sale of securities	(25)	-	(44)
Gain on sale of secondary market loans	1,491	1,249	1,028
Service charges	4,214	4,365	4,926
Other	9,943	7,672	8,034
Total noninterest income	15,623	13,075	13,944
NONINTEREST EXPENSE
Salaries	29,935	26,718	23,403
Employee benefits	12,050	9,825	8,509
Occupancy	9,108	7,654	7,035
State business taxes	2,213	1,798	1,751
Other	13,740	12,117	10,027
Total noninterest expense	67,046	58,112	50,725
INCOME BEFORE PROVISION FOR INCOME TAX	104,279	77,913	65,008
PROVISION FOR INCOME TAX	(35,369)	(26,329)	(21,963)
NET INCOME	$68,910	$51,584	$43,045
Weighted average number of shares
outstanding for the period	45,009,526	42,481,644	41,926,625
BASIC EARNINGS PER SHARE	$1.53	$1.21	$1.03

Weighted average number of diluted
shares outstanding for the period	45,484,987	42,742,551	42,205,634
DILUTED EARNINGS PER SHARE	$1.52	$1.21	$1.02

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY
(In Thousands, except number of shares)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

					Accumulated
					Other
					Comprehensive
	Common Stock		Comprehensive	Retained	Income/
	Shares	Amount	Income	Earnings	(Loss)	Total
Balance, December 31, 2003	18,550,060	$118,693		$97,221	$3,492	$219,406

Comprehensive Income:
Net income for 2004	-	-	$43,045	43,045	-	43,045
Other comprehensive income, Unrealized gain (loss) on available for sale securities, net of tax $(51)	-	-	(95)	-	(95)	(95)
Total comprehensive income			$42,950
Stock options exercised	104,755	2,393		-	-	2,393
Stock award plan	15,995	528		-	-	528
Issuance of common shares	74,375	3,003				3,003
Tax benefit from stock options	-	-		698	-	698
Cash dividends declared (34¢ per share)	-	-		(14,748)	-	(14,748)

Balance, December 31, 2004	18,745,185	124,617		126,216	3,397	254,230

Comprehensive Income:
Net income for 2005	-	-	$51,584	51,584	-	51,584
Other comprehensive income, Unrealized gain on available for sale securities, net of tax $554	-	-	1,027	-	1,027	1,027
Total comprehensive income			$52,611
Stock options exercised	154,791	2,549		-	-	2,549
Stock award plan	22,584	601		-	-	601
Issuance of common shares	143,438	3,928				3,928
Tax benefit from stock options	-	-		205	-	205
Three for two stock split	9,372,152	-
Cash dividends declared (40¢ per share)	-	-		(18,027)	-	(18,027)

Balance, December 31, 2005	28,438,150	131,695		159,978	4,424	296,097

Comprehensive Income:
Net income for 2006	-	-	$68,910	68,910	-	68,910
Other comprehensive income, Unrealized gain on available for sale securities, net of tax $943	-	-	1,751	-	1,751	1,751
Total comprehensive income			$70,661
Stock options exercised	275,283	4,218		-	-	4,218
Stock award plan	20,542	1,156		-	-	1,156
Three for two stock split	15,102,634	-				-
Tax benefit from stock options				1,205		1,205
Merger	1,513,707	46,913				46,913
Stock option expense				73		73
Cash dividends declared (50¢ per share)	-	-		(25,040)	-	(25,040)
Balance, December 31, 2006	45,350,316	$183,982		$205,126	$6,175	$395,283

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands)

	YEAR ENDED DECEMBER 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$68,910	$51,584	$43,045
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,010	2,704	2,501
Provision for loan losses	7,500	4,200	3,500
Gain on sale of other real estate owned	-	(25)	(512)
Gain (loss) on sale of premises and equipment	(2,445)	31	(9)
Gain (loss) on sale of securities	25	-	44
Gain on sale of secondary market loans	(1,491)	(1,249)	(1,028)
Provision for loss on equity investment	-	211	-
Deferred taxes	(1,721)	(1,633)	(199)
Stock award plan compensation	1,156	601	528
Stock option expense	73	-	-
Excess tax benefits associated with equity-based compensation	(1,205)	(205)	(698)
Dividend income from Federal Home Loan Bank	-	(58)	(397)
Increase in cash surrender value of BOLI	(888)	(736)	(574)
Changes in operating assets and liabilities
Income taxes payable	(1,950)	1,964	(726)
Interest receivable	(3,780)	(3,005)	359
Interest payable	4,513	3,033	290
Proceeds from sales of mortgage loans	111,720	91,293	65,847
Origination of mortgage loans held for sale	(111,736)	(93,191)	(67,707)
Other operating activities	(2,127)	1,984	2,900
Net cash provided by operating activities	70,564	57,503	47,164
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in federal funds sold	(17,940)	5,213	(5,938)
Proceeds from maturities of available for sale securities	20,515	90,294	78,368
Proceeds from maturities of held to maturity securities	2,114	1,176	4,646
Proceeds from sales of available for sale securities	-	1,852	1,086
Purchase of investment securities available for sale	(17,324)	(58,923)	(47,127)
Acquisition of bank	7,121	-	-
Net cash flows from loan activities	(517,267)	(409,274)	(204,804)
Purchases of premises and equipment	(3,927)	(3,193)	(3,052)
Proceeds from the sale of other real estate owned	-	25	5,721
Proceeds from the sale of premises and equipment	3,443	147	91
Other investing activities	(3,069)	(633)	(1,065)
Net cash used by investing activities	(526,334)	(373,316)	(172,074)
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in core deposit accounts	182,986	(13,360)	77,995
Net change in certificates of deposit	209,266	278,898	50,830
Stock options exercised	4,218	2,549	2,393
Cash dividends paid	(22,358)	(17,021)	(14,337)
Net change in federal funds purchased and securities sold under agreements to repurchase	60,860	10,608	(190)
Advances from the Federal Home Loan Bank	111,756	110,000	55,000
Repayments to the Federal Home Loan Bank	(69,739)	(45,088)	(50,016)
Excess tax benefits associated with equity-based compensation	1,205	205	698
Other financing activities	(3,833)	3,802	(1,164)
Net cash provided by financing activities	474,361	330,593	121,209
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	18,591	14,780	(3,701)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	85,631	70,851	74,552
CASH AND DUE FROM BANKS AT END OF YEAR	$104,222	$85,631	$70,851
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$82,157	$48,703	$34,649
Cash paid during the year for income taxes	$36,595	$26,000	$22,505

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
Other real estate acquired in settlement of loans in 2004 was $1.0 million.
Purchase of investment through issuance of common shares in 2005 and in 2004 were $3.9 million and $3.0 million, respectively.

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION
AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of Frontier Financial Corporation (the Corporation or FFC), a financial holding company, and its wholly owned subsidiaries, Frontier Bank (the Bank), and FFP, Incorporated (FFP). FFP owns certain real property, which is leased to the Bank for use in its operations. Significant inter-company account balances and transactions have been eliminated in consolidation. Assets held by the Bank in an agency or fiduciary capacity, are not included in the accompanying financial statements.

Variable Interest Entities - The Trusts were formed in December 2004 for the exclusive purpose of issuing trust preferred securities and using the $5.2 million in proceeds from the issuance to fund future asset growth in the Bank (Note 10). The Trusts are considered a variable interest entity as defined in FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected returns of the entity.

The Corporation has a significant variable interest in the Trusts, however it is not consolidated because the Corporation is not the beneficiary.

Nature of Operations - The Corporation is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers through the Bank. The Bank also provides other services such as trust services and insurance and financial service brokerage activities. The Corporation is subject to competition from other financial institutions and to regulation by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Stock Split - On August 16, 2006 the Corporation announced a three-for-two stock split paid on September 26, 2006 to shareowners of record on September 12, 2006. Accordingly, all shares and per share amounts have been adjusted to reflect the split.

Summary of Significant Accounting Policies

Investment Securities- Certain debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (HTM) and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale (AFS) and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other than temporary impairment exists, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

(b)    Federal Home Loan Bank (FHLB) Stock - The Bank’s investment in Federal Home Loan Bank stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The FHLB announced in December 2004, that it would not repurchase any stock until further notice. On April 5, 2005, the FHLB of Seattle submitted a proposed business and capital plan to its regulator, the Federal Housing Finance Board (“Finance Board”). In May 2005, the Finance Board accepted the Seattle Bank’s three-year plan. To meet the Finance Board’s conditions under the three-year plan, the Seattle Bank’s board adopted a resolution that suspends dividends on all classes of stock going forward. In December 2006, the FHLB of Seattle declared a $0.10 per share cash dividend and in January 2007 announced that its regulator, the Finance Board, has terminated its written plan. The termination of the written plan does not affect the resolution adopted by the Seattle Bank’s Board of Directors to continue its restrictions on Class B stock repurchases and limit dividends to 50 percent of year-to-date GAAP net income, except with the prior written approval of the Finance Board’s Director of the Office of Supervision. The dividend income shown on the statement of cash flows represents dividends declared in 2004, but not paid until 2005.

(c)    Loans and Related Income - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding principal, adjusted for unearned discounts, net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

Net deferred fees and costs are generally amortized into interest income over the life of the loan as an adjustment to the loan yield using the interest method. Expenses deferred (principally personnel expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These include standby letter of credit and loan commitment fees.

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

(d)    Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

(e)    Loans Held For Sale - Mortgage loans originated and designated as held for sale are carried at the lower of cost or estimated fair value, as determined by quoted market prices, in aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method.

(f)    Premises and Equipment - Premises, leasehold improvements and equipment are shown at cost and depreciated using the straight-line method. Depreciation expense is computed over the following estimated useful lives:

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

(h)    Income Tax - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. Deferred taxes are determined using the asset-liability method and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between the Bank's financial statements and its tax returns.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

(i)    Retirement Plan - The Corporation has a profit sharing and salary deferral plan that covers eligible employees. The Corporation's contributions to the plan were $4.3 million in 2006, $3.2 million in 2005, and $2.5 million in 2004. Contributions to the profit sharing plan are discretionary with a minimum of 6% of employee compensation. Employer contributions are funded during the period in which it is committed by the Board of Directors.

(j)    Advertising Costs - The Corporation expenses advertising costs as they are incurred and such costs are not considered to be material.

(k)   Financial Instruments - In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(l)    Equity-Based Compensation  - At December 31, 2006, the Corporation has a stock-based employee compensation plan, which is described more fully in Note 13. Prior to January 1, 2006, the Corporation accounted for stock plans in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation. No stock-based compensation expense was recognized in the Consolidated Statement of Income for the years ended December 31, 2005 or 2004, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Corporation adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (Revised 2004) using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123R. Results for prior periods have not been restated.

As a result of adopting Statement 123R on January 1, 2006, the Corporation’s income before income taxes and net income for the year ended December 31, 2006 are $73 thousand and $47 thousand lower, respectively, than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $1.53 and $1.52, respectively, if the Corporation had not adopted Statement 123R, compared to the reported basic and diluted earning per share of $1.53 and $1.52, respectively.

Prior to adoption of Statement 123R, the Corporation presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. Statement 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $1.2 million excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the company had not adopted Statement 123R.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123 to options granted under the Corporation’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of options is estimated using a Black-Sholes option-pricing formula and amortized to expense over the options’ vesting periods.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

In Thousands, except for per share amounts	Years Ended December 31,
	2005	2004

Net income as reported	$51,584	$43,045
Add: Stock-based Employee compensation expense included in reported net income, net of related tax effects	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,098)	(1,091)
Pro forma net income	$50,486	$41,954
Earnings per share
Basic - as reported	$1.21	$1.03
Basic - Pro forma	$1.18	$1.00
Diluted - As reported	$1.21	$1.02
Diluted - Pro forma	$1.18	$0.99

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

Material estimates that are particularly susceptible to significant change, relate to the determination of the allowance for loan losses, deferred income taxes, valuation of stock options, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

(p)    Tranfer of Financial Assets - Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Corporation; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(q)    Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as separate component of the equity section of the balance sheet, and such items, along with net income, are components of comprehensive income.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)

The components of comprehensive income and related tax effects are as follows:

In Thousands	Years Ended December 31,
	2006	2005	2004
Unrealized holding gains on available-for-sale securities	$9,500	$6,807	$5,226
Tax effect	(3,325)	(2,383)	(1,829)
	$6,175	$4,424	$3,397

The components of accumulated other comprehensive income, included in shareowners' equity, are as follows:

In Thousands	December 31,
	2006	2005
Net unrealized gain (loss) on securities available-for-sale	$2,694	$1,581
Tax effect	(943)	(554)
	$1,751	$1,027

(r)    Business Combinations - Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, (SFAS 141), requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The purchase method of accounting requires that the cost of an acquired entity be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The difference between the fair values and the purchase price is recorded to Goodwill. Also, under SFAS 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. See Note 2 of the consolidated financial statements for further discussion.

(s)    Reclassifications - Certain amounts in prior years' financial statements have been reclassified to conform to the 2006 presentation. These classifications have not had an effect on previously reported income.

NOTE TWO - Acquisition

On February 1, 2006, the Corporation acquired 100 percent of the outstanding shares of NorthStar Financial Corporation (NorthStar). NorthStar’s results of operations were included in the Corporation’s results beginning in 2006. NorthStar had two full service offices in the Seattle communities of Ballard and Fremont. The purchase of NorthStar provided Frontier the opportunity to fill in branches within its market area. The aggregate purchase price was $46.9 million.

The acquisition was accounted for as a purchase in accordance with SFAS 141. Accordingly the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date as summarized in the following table:

NOTE TWO - Acquisition (continued)

In Thousands

Total value of the Corporation's common stock exchanged	$44,656
Value of stock options assumed	2,257
Total Purchase Price		46,913

Allocation of purchase price
NorthStar's shareowner equity		11,931
Estimated adjustments to reflect assets acquired and liabilities assumed at fair value:
Loan		278
Core deposit intangible		681
Federal Home Loan Bank advances		159
Junior subordinated debentures		52
Estimated fair value of net assets acquired		13,101

Goodwill resulting from acquisition		$33,812

The acquired core deposit intangible assets has a useful life of approximately 5 years. The $33.8 million of goodwill acquired was assigned to the NorthStar business segment and none of it is deductible for tax purposes.

The fair value of assets and liabilities of NorthStar at the date of acquisition are presented below:

Cash	$3,481
Securities available-for-sale	8,176
Federal funds sold and interest bearing deposits at banks	8,003
Loans, net of allowance for loan losses of $2,501	150,099
Premises and equipment, net	178
BOLI	3,174
Other assets	2,521
Investment in Trust I and Trust II	156
Goodwill	33,812
Total assets	209,600
Deposits	(145,172)
Federal Home Loan Bank advances	(11,152)
Junior subordinated debentures	(5,104)
Other liabilities	(1,259)
Net assets acquired	$46,913

The following unaudited pro forma condensed consolidated financial information presents the results of operations of the Corporation had the acquisition taken place at January 1, 2005:

In Thousands, except per share amounts	For the years ended December 31,
	2006	2005

Net interest income	$163,806	$134,868
Provision for loan losses	7,515	(4,990)
Noninterest income	15,644	14,181
Noninterest expense	67,238	63,025
Income before income tax	101,697	81,034
Net income	69,190	53,646
Per common share information:
Basis earnings per share	$1.54	$1.20
Diluted earnings per share	$1.52	$1.19
Average common shares issued and outstanding	45,009,526	44,664,107
Average diluted common shares issued and outstanding	45,484,987	45,030,953

NOTE THREE - Acquisition (continued)

The pro forma results presented in the previous table include amortization of purchase premiums of approximately $241 thousand for the years ended December 31, 2006 and 2005. Excluded from the pro forma results are acquisition related expenses of approximately $2.5 million paid for by NorthStar prior to the acquisition date.

NOTE THREE - Investments

Investments in federal funds sold are made with major banks, which are approved by the Board of Directors. The Bank has an investment policy that generally permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:

In Thousands
2006	Amortized Cost	Gross Unrealized Gains	Less than 12 months Gross Unrealized Losses	12 months or more Gross Unrealized Losses	Fair Value
Available for sale
U.S. Treasury bonds	$4,204	$48	($4)	-	$4,248
U.S. Agency bonds	50,004	76	(23)	($850)	49,207
Municipal securities	1,680	-	(16)	(1)	1,663
Corporate bonds	16,672	54	(7)	(232)	16,487
Equities	29,052	10,804	(91)	(258)	39,507
	101,612	10,982	(141)	(1,341)	111,112
Held to maturity
Municipal securities	2,073	35	-	-	2,108
Corporate bonds	1,526	-	(11)	-	1,515
	3,599	35	(11)	-	3,623
Total Securities	$105,211	$11,017	($152)	($1,341)	$114,735

2005	Amortized Cost	Gross Unrealized Gains	Less than 12 months Gross Unrealized Losses	12 months or more Gross Unrealized Losses	Fair Value
Available for sale
U.S. Treasury bonds	$7,232	$57	($1)	-	$7,288
U.S. Agency bonds	49,621	109	(26)	($1,179)	48,525
Municipal securities	45	-	-	-	45
Corporate bonds	17,799	336	(147)	(135)	17,853
Equities	23,400	8,366	(198)	(375)	31,193
	98,097	8,868	(372)	(1,689)	104,904
Held to maturity
Municipal securities	4,186	84	-	(5)	4,265
Corporate bonds	1,527	127	-	-	1,654
	5,713	211	-	(5)	5,919
Total Securities	$103,810	$9,079	($372)	($1,694)	$110,823

NOTE THREE - Investments (continued)

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Corporation has evaluated these securities and has determined that the decline in value is temporary, and is not related to any company or industry specific event. There are 22 investment securities with unrealized losses at December 31, 2006. The Corporation anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Contractual maturities of investment securities as of December 31, 2006 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

In Thousands	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Maturity
Less than one year	$44,823	$55,197	$715	$720
One to five years	53,991	53,023	1,358	1,388
Five to ten years	251	299	-	-
Over ten years	2,547	2,593	1,526	1,515

	$101,612	$111,112	$3,599	$3,623

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 67% and 70% of the investments in corporate bonds at December 31, 2006 and 2005, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 33% and 30% of the investments in corporate bonds at December 31, 2006 and 2005, respectively, consisted of investments in companies doing business in the industrial sector.

As of December 31, 2006 and 2005, the Corporation held FHLB bonds that had a book value of $35.0 million and $34.0 million and a market value of $34.4 million and $33.2 million, respectively.

Proceeds from sales of available for sale securities were $1.9 million in 2005 and $1.1 million in 2004. Gross realized losses on sales of securities were $25 thousand in 2006 and $44 thousand in 2004. Investment securities, with an amortized cost of $32.2 million and $32.3 million with fair values of $31.0 and $31.6 million in 2006 and 2005, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

NOTE FOUR - Loans

The Bank originates commercial, real estate mortgage, construction and land development and installment loans primarily in Clallam, Island, Jefferson, King, Kitsap, Pierce, Skagit, Snohomish, and Whatcom Counties. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed, adjustable, and variable interest rates.

Major classifications of loans at December 31 are as follows:

NOTE FOUR - Loans (continued)

In Thousands	2006	2005

Commercial and agriculture	$381,800	$321,980
Real estate commercial	901,098	860,826
Real estate construction and land development	1,334,051	978,120
Real estate mortgage	236,344	191,137
Installment	63,116	46,825

	2,916,409	2,398,888
Less deferred loan fees	(15,629)	(15,375)

	$2,900,780	$2,383,513

Contractual maturities of loans, net of deferred fees, as of December 31, 2006 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

In Thousands	Within 1 Year	1-5 Years	After 5 Years	Total

Commercial and agriculture	$219,942	$136,070	$24,928	$380,940
Real estate commercial	94,416	473,063	330,238	897,717
Real estate construction and land development	1,230,744	82,221	10,941	1,323,906
Real estate mortgage	94,285	90,969	49,914	235,168
Installment	11,638	15,853	35,558	63,049

	$1,651,025	$798,176	$451,579	$2,900,780

Loans maturing after one year with:		1-5 Years	After 5 Years

Fixed rates		$638,560	$56,385
Variable rates		159,616	395,194

		$798,176	$451,579

LOAN LOSS RESERVE

Changes in the allowance for loan losses for the year ended December 31 are summarized below:

In Thousands	2006	2005	2004

Balance at beginning of year	$37,075	$32,728	$29,556
Provision charged to operating expense	7,500	4,200	3,500
Merger	2,501	-	-

Loans charged-off	(3,294)	(706)	(1,412)
Less recoveries	413	853	1,084

Net recoveries (charge-offs)	(2,881)	147	(328)

Balance before portion identified for undisbursed loans	44,195	37,075	32,728
Portion of reserve identified for undisbursed loans
and reclassified as a liability	(3,546)	(3,270)	(2,307)
Balance at end of period	$40,649	$33,805	$30,421

NOTE FOUR - Loans (continued)

The Bank had loans amounting to $8.7 at December 31, 2006, $4.9 million at December 31, 2005, and $14.1 million at December 31, 2004 that were specifically classified as impaired with an average balance during the year of $8.7 million, $5.0 million, and $14.1 million, respectively. The allowance for loan losses related to these loans was approximately $914 thousand in 2006, $247 thousand in 2005, and $3.6 million in 2004. Interest collected on these loans in cash and included in income amounted to $344 thousand in 2006, $327 thousand in 2005, and $350 thousand in 2004. If interest on these loans had been accrued the additional amount of such income would have approximated $761 thousand in 2006, $67 thousand in 2005, and $925 thousand in 2004. At December 31, 2006 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

NONPERFORMING ASSETS

The Bank’s nonperforming assets (NPA’s) (includes loans in nonaccrual and other real estate owned) totaled 0.27% and 0.19% of total assets at December 31, 2006 and 2005, respectively.

OTHER REAL ESTATE OWNED

From time-to-time management has written-off various parcels of other real estate owned due to unresolved issues relating to permitting, zoning and wetlands. Management is attempting to work through the above-mentioned issues to be able to effectively market these properties. Contingent gains could be realized, should the above issues be favorably resolved.

NOTE FIVE - Premises and Equipment

Premises and equipment at December 31 are comprised of the following:

In Thousands	2006	2005
Premises	$28,153	$27,440
Furniture, fixtures and equipment	19,896	18,280
Land	9,830	9,601
Construction in progress	1,702	578
	59,581	55,899
Less accumulated depreciation and amortization	(29,555)	(26,130)
	$30,026	$29,769

Depreciation expense on premises and equipment totaled $2.9 million in 2006, $2.7 million in 2005, and $2.5 million in 2004.

NOTE SIX - Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows:

In Thousands	2006	2005
Money market, sweep and NOW accounts	$683,948	$322,283
Savings	305,669	495,108
Time deposits, $100,000 and over	545,173	471,726
Other time deposits	512,221	376,411
	$2,047,011	$1,665,528

NOTE SIX - Interest Bearing Deposits (continued)

At December 31, 2006, the scheduled maturities of time deposits are as follows:

In Thousands
	2007	$906,406
	2008	67,835
	2009	37,088
	2010	27,272
	2011	17,489
	Thereafter	1,304

		$1,057,394

NOTE SEVEN - Credit Arrangements

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 19% of total assets, or $597.8 million. At December 31, 2006 committed lines of credit agreements totaling approximately $85.0 million were available to the Bank from unaffiliated banks and there were no outstanding balances as of December 31, 2006. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates.

NOTE EIGHT - Federal Home Loan Bank (FHLB) Advances

Contractual maturities of FHLB advances as of December 31, 2006 and 2005, are shown below. Expected maturities will differ from contractual maturities because FHLB has the right to call without penalties:

	2006		2005
In Thousands	Amount	Interest Rates	Amount	Interest Rates
Within one year	$41,368	2.76%-6.04%	$15,000	3.05%-4.84%
Two through three years	82,791	3.46%-5.58%	82,500	3.55%-6.04%
Four through nine years	97,858	3.53%-6.77%	122,500	3.53%-6.77%
Ten through fifteen years	60,000	4.03%-4.66%	20,000	3.87%
	$282,017		$240,000

Advances from FHLB are collateralized by qualifying first mortgage loans, qualifying commercial real estate, and government agency securities as required by the agreement with FHLB.

The maximum and average outstanding balances and average interest rates on advances from FHLB were as follows for the year ended December 31:

In Thousands	2006	2005

Maximum outstanding at any month-end	$282,017	$240,075
Average outstanding	258,604	221,392
Weighted average interest rates:
Annual	4.72%	4.71%
End of year	4.69%	4.70%

NOTE NINE - Securities Sold Under Agreements to Repurchase

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase on a short-term basis. The securities underlying the agreements were held by a safekeeping agent. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreement to repurchase were $11.1 million in 2006 and $7.8 million in 2005. The average daily balance of outstanding agreements during the period was $8.5 million in 2006 and $6.9 million in 2005, with maximum outstanding agreements at any month-end of $10.0 million and $8.9 million, respectively.

NOTE TEN - Junior Subordinated Debentures

On February 1, 2006, the Corporation acquired 100 percent of the outstanding shares of NorthStar Financial Corporation (Note 2). As part of the transaction, the Corporation acquired two statutory business trusts which had been formed in December of 2004. NorthStar Financial Corporation Statutory Trust I (Trust I) and NorthStar Financial Corporation Statutory Trust II (Trust II), the Trusts, were formed for the exclusive purposes of issuing and selling capital securities and utilizing the proceeds to acquire junior subordinated debt.

The Trusts raised $5.2 million in cash through the issuance of $5.0 million of Trust Preferred Securities (“trust preferred securities”) and $156 thousand of common stock. The trust preferred securities are owned by third parties and the common stock is owned by the Corporation. The proceeds from the sale of the trust preferred securities and the common stock was invested by the Trusts in $5.2 million of junior subordinated debentures issued by NorthStar Financial Corporation and assumed by the Corporation in the acquisition. In the December 31, 2006, balance sheet of the Corporation, the $5.2 million of junior subordinated debentures is reflected as a liability and the $156 thousand of common stock of the Trusts is included in other assets. There were $5.0 million in trust preferred securities outstanding at December 31, 2006.

The Trusts accrue interest and make cash distributions on the trust preferred securities periodically at rates specified in the trust preferred securities. The interest rate on Trust I trust preferred securities is fixed at 6%. The interest rate on Trust II trust preferred securities is the Three-Month Libor rate plus 2%, and is adjusted quarterly. As of December 31, 2006, the interest rate on Trust II trust preferred securities was 7.37%. The Corporation pays interest on the junior subordinated debentures to the Trusts equal to the rate at which the Trusts accrue and pay interest on their trust preferred securities. Interest expense incurred on the junior subordinated debt of $311 thousand was recorded on the Corporation’s Consolidated Statement of Income in 2006.

The junior subordinated debentures mature in February 2033. The Trust’s trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Trust’s trust preferred securities are redeemable by the Corporation in whole before February 23, 2010, at 100% of the liquidation amount. Upon approval of the Federal Reserve, the Corporation may redeem the Trust’s trust preferred securities in whole or in part on or after February 23, 2010, at 100% of the liquidation amount. The Trust’s trust preferred securities are fully and unconditionally guaranteed by the Corporation. As of December 31, 2006, $5.0 million of the Trust’s preferred securities qualify as Tier I capital under the guidelines of the Federal Reserve.

NOTE ELEVEN - Income Tax

The components of the provision for income tax are as follows:

In Thousands	2006	2005	2004

Current	$37,090	$27,962	$22,162
Deferred	(1,721)	(1,633)	(199)

	$35,369	$26,329	$21,963

The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:

In Thousands	2006	2005

Deferred tax assets
Allowance for possible loan losses,in excess of tax reserves	$15,341	$12,976
Other deferred tax assets	1,684	739

Total deferred tax assets	17,025	13,715

Deferred tax liabilities
FHLB stock dividends	(2,522)	(2,468)
Deferred loan fees	(2,276)	(1,494)
Unrealized gain on available-for-sale securities	(3,325)	(2,382)
Other deferred tax liabilities	(1,601)	(848)

Total deferred tax liabilities	(9,724)	(7,192)

Net deferred tax assets	$7,301	$6,523

The Corporation believes, based upon available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

	2006		2005		2004
In Thousands	Amount	Rate	Amount	Rate	Amount	Rate

Income tax provision at statutory rate	$36,498	35%	$27,270	35%	$22,753	35%

Effect of nontaxable interest income	(1,129)	(1%)	(740)	(1%)	(576)	(1%)

Other	-	-	(201)	-	(214)	-
	$35,369	34%	$26,329	34%	$21,963	34%

NOTE TWELVE - Shareowners’ Equity and Regulatory Matters

In addition to 100 million shares of common stock authorized, the Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock. There are no preferred shares issued and outstanding.

In December 2006, the Board of Directors declared a $0.15 ½ per share cash dividend to shareowners of record as of January 9, 2007, and payable on January 24, 2007.

On August 16, 2006 the Board announced the adoption of a stock repurchase program authorizing the Corporation to repurchase up to 5% of its outstanding stock in the open market. The plan expires in August of 2008. There were 2,263,323 shares available to repurchase under the current plan at December 31, 2006. Subsequent to year end, the Corporation repurchased 218,940 shares at an average cost per share of $26.85 through February 21, 2007.

During 2005 and 2004 the Corporation made a purchase of Skagit State Bank stock through the issuance of common shares with a market value of $3.9 million and $3.0 million, and cash of $3.2 million and $2.5 million, respectively. See Note 16 for additional discussion. No purchases were made in 2006.

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines in the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the following table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to average risk weighted assets is referred to as the Tier I ratio. Management believes, as of December 31, 2006 and 2005, that the Corporation and Bank meet the capital adequacy requirements to which they are subject.

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

NOTE TWELVE - Shareowners’ Equity and Regulatory Matters (continued)

In Thousands	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions		For Capital Adequacy Purposes
2006	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to risk weighted assets)
Consolidated	$390,752	12.85%	N/A	N/A	$243,324	8.00%
Frontier Bank	360,051	11.92%	302,158	10.00%	241,726	8.00%

Tier I Capital (to risk weighted assets)
Consolidated	352,656	11.59%	N/A	N/A	121,662	4.00%
Frontier Bank	322,202	10.66%	181,295	6.00%	120,863	4.00%

Tier I Capital (to average assets)
Consolidated	352,656	11.32%	N/A	N/A	124,638	4.00%
Frontier Bank	322,202	10.47%	153,894	5.00%	123,115	4.00%
2005
Total Capital (to risk weighted assets)
Consolidated	$316,902	12.37%	N/A	N/A	$204,891	8.00%
Frontier Bank	289,801	11.39%	254,470	10.00%	203,576	8.00%

Tier I Capital (to risk weighted assets)
Consolidated	284,825	11.12%	N/A	N/A	102,445	4.00%
Frontier Bank	257,947	10.14%	152,682	6.00%	101,788	4.00%

Tier I Capital (to average assets)
Consolidated	284,825	10.99%	N/A	N/A	103,654	4.00%
Frontier Bank	257,947	10.07%	128,081	5.00%	102,465	4.00%

Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock (approximately $6.8 million at December 31, 2006 and $5.6 million at December 31, 2005).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $27.4 million in 2006 and $22.3 million in 2005.

NOTE THIRTEEN - Benefit Plans

On December 31, 2006, The Corporation had two share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $73 thousand in 2006. There were no compensations costs charged against income in 2005 or 2004 for those plans. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $26 thousand in 2006. There was no income tax benefit recognized in the income statement for share-based compensation arrangements in 2005 or 2004.

NOTE THIRTEEN - Benefit Plans (continued)

On February 17, 1999, the Corporation adopted the 1999 Employee Stock Award Plan to recognize, motivate, and reward eligible employees for longstanding performance with the Corporation and its subsidiaries. Employees eligible to receive stock awards under this plan must have been employees of the Corporation for at least 20 years, or some other tenure as determined from time to time by the Board of Directors. The maximum number of shares that may be issued is 45,000 and is adjusted to reflect future common share dividends, splits, recapitalization or reorganization. During the year 2006, there were 813 shares with a fair value of $17 thousand awarded and vested to employees. In 2005, and 2004, there were 1,502 and 1,778 shares with fair values of $25 thousand and $24 thousand, respectively, awarded and vested under this plan. Through December 31, 2006, there have been 7,222 shares issued under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption. There are currently 37,778 shares remaining under this plan.

In 2006, the Shareowners of the Corporation approved a Stock Incentive Plan (the Plan) to promote the best interest of the Corporation, its subsidiaries and its shareowners, by providing an incentive to those key employees who contribute to the operating success of the Corporation. The plan allows for incentive stock options, stock grants and stock appreciation rights to be awarded. The maximum number of shares that may be issued under the Plan is 5,250,000 common shares of the Corporation. Shares issued and outstanding are adjusted to reflect common stock dividends, splits, recapitalization, or reorganization. The Board of Directors make available sufficient shares for each award granted. Options are granted at fair market value, generally vest over three years, and expire ten years from the date of grant. Dividends are paid on stock grants and are not paid on incentive stock options. Certain options provide for accelerated vesting if there is a change in control.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Corporation’s stock. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the assumptions used in the fair value calculation:

	Years Ended December 31,
	2006	2005	2004
Risk-free interest rate	4.60%	5.25%	3.25%
Expected dividends	1.68%	2.20%	2.20%
Volatility	35.61%	23.34%	35.51%
Expected term (in years)	3.2	3.4	3.1

A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is as follows:

NOTE THIRTEEN - Benefit Plans (continued)

			Weighted
	Shares of Common Stock		Average of
			Exercisable	Weighted	Aggregate
			Price	Average	Intrinsic
	Available for	Under	of Shares	Contractual	Value
	Award	Plans	Under Plans	Term	(Thousands)

Outstanding, December 31, 2005	3,776	952,123	$24.75
New plan	3,500,000
Merger	148,401	148,401	10.93
Three-for-two stock split	1,583,637	415,910
Granted	(122,163)	122,163	29.83
Exercised		(275,283)	11.21
Forfeited/Expired	14,186	(14,186)	20.65
Outstanding, December 31, 2006	5,127,837	1,349,128	$17.78	7.6	$15,533
Exercisable at December 31, 2006		1,226,965	$16.57	7.4	$15,533

The numbers of shares under award for the plans represent 3.0% of the total shares outstanding as of December 31, 2006. The following table summarizes information concerning currently outstanding and exercisable awards:

		Awards Outstanding		Awards Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Exercise Average Price	Number Exercisable	Weighted Average Exercise Price

$ 1-10	57,924	3.72	$7.65	57,924	$7.65
10-15	479,446	6.08	12.88	479,446	12.88
15-20	298,560	7.95	17.78	298,560	17.78
20-30	513,198	9.20	23.50	391,035	21.50

The weighted-average grant-date fair value of options granted during the years 2006, 2005, and 2004 was $8.06, $3.86, and $4.13, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $4.8 million, $1.7 million, and $1.6 million, respectively.

A summary of the status of the Corporation’s nonvested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented in below:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2006	-	-

Granted	131,464	$29.76
Vested	(813)	20.91
Forfeited	(525)	29.83

Outstanding, December 31, 2006	130,126	$29.83

NOTE THIRTEEN - Benefit Plans (continued)

As of December 31, 2006, there was $4.9 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years. The fair value of shares vested during the year was $17 thousand.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2006, 2005, and 2004 was $4.2 million, $2.5 million, and $2.4 million, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $1.2 million, $205 thousand, and $698 thousand, respectively, for the years ended December 31, 2006, 2005, and 2004.

NOTE FOURTEEN - Earnings per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

In Thousands, except for number of shares and per share amounts

	2006	2005	2004
Net income (numerator)	$68,910	$51,584	$43,045

Shares used in the calculation
(denominator)
Weighted average shares outstanding	45,009,526	42,481,644	41,926,625
Effect of dilutive stock options	475,461	260,907	279,009
Diluted shares	45,484,987	42,742,551	42,205,634
Basic Earnings per share	$1.53	$1.21	$1.03
Diluted Earnings per share	$1.52	$1.21	$1.02

NOTE FIFTEEN - Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 2006, 2005 and 2004 as follows and were within regulatory limitations:

In Thousands	2006	2005	2004

Balance at beginning of year	$72,700	$55,762	$49,496
New loans or advances	23,342	35,322	22,804
Repayments	(10,765)	(18,384)	(16,538)

Balance at end of year	$85,277	$72,700	$55,762

Total deposits beneficially owned by related parties were $6.4 million, $4.8 million, and $4.5 million at December 31, 2006, 2005, and 2004, respectively.

NOTE SIXTEEN - Commitments and Contingent Liabilities

The Bank leases various branch offices under agreements, which expire between 2007 and 2021. The agreements contain various renewal options and generally require the Bank to maintain the properties.

The total future minimum lease commitments through 2011 and thereafter are as follows:

In Thousands

Year ending December 31,	2007	$1,824
	2008	1,756
	2009	1,488
	2010	1,050
	2011	894
	Thereafter	2,421

		$9,433

Rental expense charged to operations was $1.6 million in 2006, $1.6 million in 2005, and $1.3 million in 2004.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 2006, 2005, or 2004.

A summary of the notional amount of the Bank’s financial instruments with off-balance sheet risk at December 31, 2006 follows:

NOTE SIXTEEN - Commitments and Contingent Liabilities (continued)

In Thousands	Amount

Commitments to extend credit	$902,701
Credit card arrangements	37,051
Standby letters of credit	27,035

The Corporation is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Corporation’s financial condition or results of operations.

In December 2004, the Corporation entered into an agreement to purchase a total of 80,000 shares Skagit State Bank (SSB) stock, headquartered in Burlington, Washington. An initial purchase of 35,000 shares representing 4.95% of SSB total outstanding shares was made in December 2004, through an issuance of common shares with a market value of $3.0 million and cash of $2.5 million. A second purchase of 22,500 shares was made in February 2005 through the issuance of common shares with a market value of $1.8 million and cash of $1.6 million for a cumulative ownership percentage of 8.13%. In July 2005, a third installment of 22,500 shares was made through the issuance of common shares with a market value of $2.1 million and cash of $1.6 million for a cumulative ownership of 11.3%. In January 2006, the Corporation purchased 5,022 shares, from a separate party, for $653 thousand, bringing total ownership to 12.62%.

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

(e)    FHLB advances and securities sold under agreements to repurchase- Fair value is determined by discounting future cash flows using rates currently available to the Bank for debt with similar terms and remaining maturities.

NOTE SEVENTEEN - Fair Value of Financial Instruments (continued)

(f)    Off-Balance sheet financial instruments - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments (see Note 16). The fair value of these commitments is not material.

The estimated fair values at December 31 are as follows:

In Thousands	2006		2005
Assets	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and due from banks	$104,222	$104,222	$85,631	$85,631
Federal funds sold	18,673	18,673	733	733
Investment securities
Available for sale	111,112	111,112	104,904	104,904
Held to maturity	3,599	3,623	5,713	5,919
Net loans	2,867,351	2,883,518	2,355,419	2,355,206

Liabilities

Noninterest bearing deposits	406,621	406,621	395,852	395,852
Interest bearing deposits	2,047,011	2,047,748	1,665,528	1,666,295
Federal funds purchased and securities sold under agreements to repurchase	81,673	81,673	20,813	20,813
Subordinated debt	5,156	5,123	-	-
FHLB Advances	282,017	277,450	240,000	238,521

NOTE EIGHTEEN - Parent Company (Only) Financial Information

Condensed balance sheets for Frontier Financial Corporation (only) at December 31 are as follows:

In Thousands	2006	2005
ASSETS
Cash	$1,357	$306
Investment in subsidiaries:
Bank	321,626	259,621
Nonbank	9,314	9,343
Investment securities
Available for sale, at fair value	35,213	27,470
Other assets	40,247	4,350

	$407,757	$301,090
LIABILITIES
Other liabilities	$12,474	$4,993

SHAREOWNERS' EQUITY
Common stock	183,982	131,695
Retained earnings	205,126	159,978
Accumulated other comprehensive income, net of tax	6,175	4,424

Total Shareowners' equity	395,283	296,097

	$407,757	$301,090

NOTE EIGHTEEN - Parent Company (Only) Financial Information (continued)

Condensed statements of income for the years ended December 31 are as follows:

In Thousands	2006	2005	2004
Income
Dividends from Bank	$23,846	$16,416	$12,322
Dividend from FFP	1,100	900	1,200
Other dividends	526	367	214
Other income	32	95	14
Interest	186	167	187

Total income	25,690	17,945	13,937
Expenses
Personnel	677	910	688
Depreciation and amortization	267	35	25
Other	1,934	1,362	804

Total expenses	2,878	2,307	1,517

Income before equity in undistributed income of subsidiaries and benefit equivalent to income tax	22,812	15,638	12,420

Benefit equivalent to income tax	800	622	438

Income before equity in undistributed income of subsidiaries	23,612	16,260	12,858

Equity in undistributed income of subsidiaries	45,298	35,324	30,187

Net income	$68,910	$51,584	$43,045

Condensed statements of cash flows for the years ended December 31:

In Thousands	2006	2005	2004
Cash flows from operating activities
Net income	$68,910	$51,584	$43,045
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(45,298)	(35,324)	(30,187)
Depreciation and amortization	267	35	25
Excess tax benefits associated with equity-based compensation	(1,205)	(205)	(698)
Other operating activities	486	714	543
Net cash flows from operating activities	23,160	16,804	12,728

Cash flows from investing activities
Purchase of available for sale securities	(5,496)	(3,196)	(2,485)
Other investment activities	(390)	79	452
Net cash flows from investing activities	(5,886)	(3,117)	(2,033)

Cash flows from financing activities
Stock options exercised	4,218	2,549	2,393
Cash dividends paid to shareowners	(22,358)	(17,021)	(14,337)
Excess tax benefits associated with equity-based compensation	1,205	205	698
Other financing activities	712	(13)	-
Net cash flows from financing activities	(16,223)	(14,280)	(11,246)

Increase (decrease) in cash	1,051	(593)	(551)
Cash at beginning of year	306	899	1,450
Cash at end of year	$1,357	$306	$899

NOTE NINETEEN - Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by a taxing authority. The term "more-likely-than-not" means a likelihood of more than 50 percent. FIN 48 is effective as of Jan. 1, 2007, with early application permitted. Any impact from the adoption of FIN 48 will be recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. Management does not expect that the provision of FIN 48 will materially impact the Corporation’s results of operations or financial condition.

In September 2006, the Financial Accounting Standards Board released Statement No. 157, Fair Value Measurements which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. This Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. Management is currently evaluating the effect of the impact of this interpretation on the Corporation.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R.” SFAS No. 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. SFAS No. 158 is effective as of the end of the first fiscal year ending after December 15, 2006. The Corporation will adopt SFAS No. 158 as of the end of 2007. The Corporation does not expect that the adoption of SFAS No. 158 will have a material effect on its financial condition, results of operations or cash flows.

Prior to January 1, 2006, the Corporation accounted for shared-based compensation to employees under the intrinsic value method in Accounting Principal Board (APB) Option No. 25, Accounting for Stock Issued to Employees. At January 1, 2006, the Corporation began recognizing compensation expense for stock options with the adoption of SFAS No. 123 (Revised), Share-Based Payment, as described in Note 13.

NOTE TWENTY- Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income

	2006 Quarter Ended
In Thousands	(Unaudited)
	December 31	September 30	June 30	March 31
Interest income	$67,377	$66,201	$61,346	$55,220
Interest expense	24,327	23,533	21,166	17,916
Net interest income	43,050	42,668	40,180	37,304
Provision for loan losses	(2,300)	(1,700)	(1,000)	(2,500)
Net interest income after provision for loan losses	40,750	40,968	39,180	34,804
Non interest income	3,403	3,466	3,438	5,316
Non interest expense	17,601	16,408	16,269	16,768
Income before income tax	26,552	28,026	26,349	23,352
Provision for income tax	(9,001)	(9,500)	(8,944)	(7,924)
Net income	$17,551	$18,526	$17,405	$15,428
Basic earnings per share	$0.39	$0.41	$0.39	$0.35
Diluted earnings per share	$0.38	$0.40	$0.38	$0.35
Weighted average basic shares outstanding	45,328,840	45,276,225	45,202,309	44,215,528
Weighted average diluted shares outstanding	45,866,921	45,743,603	45,573,583	44,685,555

	2005 Quarter Ended
In Thousands	(Unaudited)
Interest income	$50,569	$46,763	$43,204	$38,350
Interest expense	15,082	13,633	12,497	10,524
Net interest income	35,487	33,130	30,707	27,826
Provision for loan losses	(900)	(1,400)	(1,050)	(850)
Net interest income after provision for loan losses	34,587	31,730	29,657	26,976
Non interest income	3,042	3,417	3,474	3,142
Non interest expense	16,020	14,571	13,848	13,673
Income before income tax	21,609	20,576	19,283	16,445
Provision for income tax	(7,308)	(6,998)	(6,485)	(5,538)
Net income	$14,301	$13,578	$12,798	$10,907
Basic earnings per share	$0.34	$0.32	$0.30	$0.26
Diluted earnings per share	$0.33	$0.32	$0.30	$0.26
Weighted average basic shares outstanding	42,639,612	42,558,987	42,415,247	42,308,258
Weighted average diluted shares outstanding	42,960,444	42,832,271	42,625,095	42,545,471

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

FINANCIAL HIGHLIGHTS

Frontier Financial Corporation’s performance in 2006 reflects another year of record earnings, continued asset growth, and good credit quality.

Net income was up 33.6%, totaling $68.9 million, or $1.52 per diluted share, which compares to $51.6 million, $1.21 per diluted share, in 2005 and $43.0 million, or $1.02 per diluted share in 2004. Net income in 2006 was influenced by a favorable increase in net interest income which improved 28.4% to $163.2 million in 2006 from $127.2 million in 2005. This was similar to the improvement in 2005 when our net interest income increased 20.8% from $105.3 million.

Contributing to our record earnings for 2006 was the growth in total assets, which increased $598.2 million, or 22.7% and increased $393.6 million, or 17.5% in 2005. By comparison, the increase in assets in 2004 was $168.0 million, or 8.1%. In all three years the growth in our assets occurred principally in the loan portfolio. Portfolio loans (loans receivable) in 2006 increased to $2.90 billion, or 21.7% and in 2005 increased to $2.39 billion, a growth of 20.8% from the 2004 balance of $1.98 billion.

Nonperforming assets were .27% of total assets at December 31, 2006, up from .19% at December 31, 2005 which was less than the .63% at year-end 2004. Nonaccruing loans increased to $8.7 million at year-end, up from $4.9 million at December 31, 2005. In the year ended 2004 the amount was $14.1 million and was up from $6.7 million at year-end 2003. For the years ended December 31, 2006, 2005 and 2004, net loan charge offs amounted to $2.9 million, a net recovery of $.1 million and a net charge-off of $.3 million, respectively. This represents a loss of 11 basis points for 2006, a recovery of 1 basis point for 2005 and a loss of 2 basis points for 2004 of average loans outstanding. The total allowance for loan losses stood at $40.6 million, or 1.40% of total loans outstanding in 2006 compared to $33.8 million, or 1.41% of total loans outstanding in 2005, and $30.4 million or 1.54% of total loans at year-end 2004.

During the year 2006 cash dividends of $22.4 million were paid to shareowners and the Corporation did not purchase any common stock in the open market under the stock repurchase program. There were no shares repurchased in 2006, 2005 and 2004. Subsequent to year-end, the Corporation repurchased 218,940 shares at an average cost per share of $26.85 through February 21, 2007.

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

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. Reference to net interest income and net interest margin (NIM), in this discussion, represents taxable equivalent (TE) amounts using a tax rate of 35%, and applies only to loans and investments as no other assets or liabilities are affected by the adjustment.

The level of growth in our earning assets and the repricing characteristics of our assets and liabilities influenced net interest income, which increased 28.4% from the prior year. The latter, repricing of assets and liabilities, is in turn influenced by the direction of interest rates. In 2006, we benefited from FRB’s four rate increases totaling 100 basis points during the first six months of the year. These increases caused the yield on assets to increase, while the cost on interest bearing liabilities lagged. The tables on pages 47 and 48 include a breakdown of the change in earning assets and liabilities, referred to as "volume," and the repricing of assets and liabilities labeled "rate."

Average earning assets rose $532.3 million, or 22.8%, in 2006, following increases of 13.1% and 8.4% in 2005 and 2004, respectively. The growth over the past year in earning assets has come from the increase in the loan portfolio. Average loans rose $530.9 million, or 24.1% this past year, $312.8 million, or 16.6%, in 2005 and $196.5 million or 11.6% in 2004. Average investments decreased $15.7 million, or 12.8% for the year and decreased $40.7 million, or 24.9% in 2005 and increased $2.8 million, or 1.8% in 2004. The increase in earning assets contributed $46.4 million to net interest income in 2006. In 2005 and 2004 the growth in assets increased net interest income by $21.3 million and $14.4 million, respectively. The increase in income from the change in interest rates on average earning assets totaled $25.0 million for the year and an increase of $17.4 million and a reduction of $9.6 million for 2005 and 2004, respectively.

Average interest bearing liabilities rose $434.7 million during the year, following increases of $193.4 million and $92.5 million in 2005 and 2004, respectively. The growth over the past year has been from interest bearing deposits, which increased $393.9 million. The increase in interest bearing liabilities contributed $13.5 million to interest expense in 2006. The effect of changing interest rates increased interest expense $21.7 million in 2006. In 2005, increased balances of interest bearing liabilities increased interest expense by $6.1 million, while increasing rates increased interest expense by $10.7 million. In 2004, increased volume of interest bearing liabilities increased interest expense by $2.9 million and declining rates decreased interest expense by $5.8 million.

The tax equivalent net interest margin increased in 2006 to 5.73% from 5.48% the previous year, and 5.14% in 2004. The increase in the net interest margin in 2006 is attributable to the four rate increases in our base rate during the first six months of the year and liabilities not repricing as quickly. During 2005 there were eight rate increases in our base rate which had the same effect as in 2006. The decrease in the net interest margin in 2004 is attributable to the interest income ratio decreasing faster than interest expense ratio. The interest expense ratio (interest expense/average deposits and borrowings) increased from 2.83% in 2005 to 3.84% in 2006, an increase of 101 basis points over the prior year end. During the same period the interest income ratio (interest income/average earning assets) increased 106 basis points. Several factors contributed to the movement in the ratios, including the effect of interest rates and the repricing characteristics of loans and deposits.

During 2006 the Federal Reserve Bank (FRB) increased short-term rates four times, 50 basis points in the first quarter and 50 basis points in the second quarter. The FRB increased short-term interest rates eight times in 2005, 25 basis points each time, for a total of two 25 basis point rate increases in each quarter of 2005. These increases increased our net interest margin to 5.73%, up 25 basis points from 2005. Although rates were increased in 2004, the 25 basis point increases were not substantial enough to bring many loans off of their floors, and not until the fourth quarter did we see a meaningful movement of the net interest margin, which was 5.32%.

Interest bearing liabilities are mainly comprised of deposits, which make up 87.5% of all interest-bearing liabilities at December 31, 2006. In contrast to adjustable-rate loans, deposit rates are not directly governed by indexes. We set our deposit rates as often as weekly depending on the general rates in effect for competing financial institutions. When interest rates drop quickly, there is a tendency for deposit rates to decline more slowly than loan rates, because of local competitive factors.

Following is a table showing the tax equivalent net interest margin at each quarter end:

		Tax Equivalent	Tax Equivalent
	Net Interest	Effect on	Net Interest
Quarter Ended	Margin	Margin	Margin
December 31, 2005	5.75%	0.05%	5.80%
March 31, 2006	5.57%	0.04%	5.61%
June 30, 2006	5.62%	0.04%	5.66%
September 30, 2006	5.79%	0.03%	5.82%
December 31, 2006	5.78%	0.03%	5.81%

A review of the past 12 months shows that the tax equivalent net interest margin began year 2006 at 5.80% (quarter ended December 31, 2005). The margin then declined to 5.61% for the first quarter and then increased to 5.66% in the second quarter. The increase continued in the third quarter to 5.82% and decreased slightly to 5.81% in the fourth quarter. The Corporation increased its key lending index 25 basis points in January, March, May, and June. The movement in the net interest margin was attributed to these rate increases. During 2005, the Corporation increased its index eight times. In 2004, the Corporation increased its key lending index 25 basis points in August, September, November and December.

We attempt to measure the effect of changing interest rates with our interest rate simulation model. The simulation model suggests that rising rates would continue to be to our advantage. At December 31, 2006, if rates were to raise 200 basis points ratably over the next 3 months and then maintain that level for the next nine months, our net interest income would improve by 8.2%, or $14.2 million. If rates were to fall 100 basis points, our net interest income would decrease 3.5%, or $6.0 million. The model indicates that we are currently positively gapped, meaning that more assets will reprice within a one-year period than liabilities. See a further discussion of this subject, under the headings “Market Risk Sensitivity Instruments” and “Asset/Liability Management”, on pages 36 and 37.

OTHER OPERATING INCOME

Service Charges

Deposit fee income has decreased $151 thousand to $4.2 million, or 3.5% less than the prior year-end. In 2005, deposit fee income decreased $561 thousand to $4.4 million and increased from $4.9 million in 2004. Virtually all of this income is attributable to checking accounts. While our growth in checking account balances has moderated this year, with an increase from $395.9 million last year to $406.6 million this year, or 2.7%, the continued increase in the use of debit cards results in reduced service fees.

Other Income

Other income is comprised of a variety of sources, and increased in 2006 by $2.3 million, or 29.6%, to $9.9 million. The 2006 increase was primarily due to the sale of a property which had been held for several years for branch expansion, but was no longer needed. As a result of this sale we recognized a nonrecurring pre-tax gain on the sale of $2.1 million. Other income in 2005 of $7.7 million was comparable to that reported for the year 2004, which was $8.0 million. The $8.0 million of other income in 2004 included a gain on the sale of other real estate owned for $610 thousand, an increase in insurance and financial service fees of $648 thousand, and an increase in trust department fees of $273 thousand over the prior year.

Gain (Loss) On the Sale of Investments

In 2006, we had a small loss of $25 thousand on the sale of a security. In 2005, the $211 thousand loss on sale of securities was due to a write down of an equity investment in a financial services company. For 2004, we had a small loss on the sale of a security of $44 thousand due to credit concerns.

OTHER OPERATING EXPENSES

Salaries and Employee Benefits

Salaries and benefits expense rose $5.4 million or 14.9% for 2006 to $42.0 million. These costs similarly rose $4.6 million or 14.5% in 2005 and $3.1 million or 10.8% in 2004. Salaries and employee benefits costs in these years were affected by increases in staff, merit raises and a rise in commissions and bonuses.

The staffing level, referred to as full-time equivalent (FTE), totaled 721 at year-end 2006, an increase of 8.7%, over the prior year. That figure compares to 663 at December 2005, and 643 at December 31, 2004.

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

Occupancy Expense

Occupancy expense increased $1.5 million or 19.0% to $9.1 million for 2006 primarily as a result of increases of $147 thousand in depreciation expense, $428 thousand in office rentals, $265 thousand in software expense, and $432 thousand in maintenance agreements. Occupancy expense of $7.7 million in 2005 was up 8.8% from $7.0 million in 2004 mainly due to increased depreciation expense of $203 thousand related to new or relocated offices and infrastructure improvements of $416 thousand.

Other Expenses

Other expense increased $1.5 million in 2006, or 13.4% due to increased marketing expense of $413 thousand, director fees of $317 thousand, communication networks of $256 thousand, amortization expense of intangible assets related to the NorthStar merger of $232 thousand, and equity compensation expense of $73 thousand. Other expense increased $2.1 million in 2005, or 20.8% and increased $678 thousand, or 7.7% in 2004. For 2005, the largest increase in this category was consulting fees, which increased $518 thousand over the previous year as a part of our information technology upgrade. Some of the other areas of increases were legal fees of $120 thousand, data security expenses of $130 thousand, audits and examinations of $310 thousand, deposit account fees paid of $150 thousand and Nasdaq fees of $49 thousand. Other expense increased $678 thousand in 2004, or 7.7%.

Allowance for Loan Losses

Management’s determination of the level of the provision for loan losses is based on various judgments and assumptions, including general economic conditions, loan portfolio composition, prior loan loss experience, the evaluation of credit risk related to specific credits and market segments, and monitoring results from the Corporation’s ongoing internal credit review staff. Management believes our methodology for assessing credit risk is adequate and reflected in the resulting allowance calculation. The allowance methodology takes into account that the loan loss reserve will change at different points in time based on economic conditions, credit performance, loan mix and collateral values.

The allowance for loan losses increased to $40.6 million as of December 31, 2006. At year-end 2005, the allowance balance was $33.8 million, which was an increase of $3.4 million over year-end 2004 balance of $30.4 million. The allowance for loan loss reserve was 1.40% of totals loans as of year-end December 31, 2006. For year-end December 31, 2005 our reserve ratio was 1.41% and was 1.54% for year-end 2004.

The Bank considers the allowance for loan losses adequate to cover losses inherent in the portfolio at December 31, 2006.

REVIEW OF FINANCIAL CONDITION

Investment Securities

Investment securities increased $4.1 million, or 3.7% to $114.7 million as of December 31, 2006. Approximately 20% of the securities matured or were called during the year; however short-term securities were purchased for collateral purposes thereby showing a slight increase in the investment portfolio. During 2005 and 2004, investment securities decreased $42.8 million or 27.9% and $34.5 million or 18.3%, respectively. Almost all of this run off was due to maturities and calls prior to maturity. During 2005 and 2004, management used these cash flows for funding growth in the loan portfolio.

Loans

Loans increased 21.7% in 2006, from $2.39 billion at December 31, 2005, to $2.91 billion at year-end 2006. Approximately $165.0 million of this increase was from the merger with NorthStar. Loans grew 20.8% in 2005 or $411.2 million. In 2004, loans grew to $1.98 billion from $1.77 billion in 2003, an increase of 11.9%. Please see pages 44 and 45 of this report and Form 10-K for the year-ended December 31, 2006 for a further discussion of loans.

Deposits

Deposits increased $392.3 million, or 19.0%, in 2006, and $265.5 million, or 14.8% in 2004 and $128.8 million, or 7.7% in 2004. The movement between types of deposit accounts was characterized by a changing interest rate environment.

Interest bearing deposits at December 31,

In Thousands
	2006	2005	2004
NOW and money market accounts	$683,948	$322,283	$270,894
Savings accounts	305,669	495,108	642,434
Time deposits	1,057,394	848,137	569,239
Total	$2,047,011	$1,665,528	$1,482,567

As reflected on the above chart, the shift from decreasing savings balances into short-term NOW, money market accounts and time deposits continued in 2006. The trend prior to 2004, had been declining time deposits and increasing savings balances, due to the aversion of customers to lock into low rate CD’s. However, with interest rates on the rise in late 2004, 2005 and 2006, that trend has reversed. Total interest bearing deposits increased $381.5 million, or 22.9% in 2006, $183.0 million, or 12.3% in 2005 and $87.0 million, or 6.2% in 2004. NOW and money market accounts increased all three years. Starting in the second half of 2004, CD’s became more attractive to investors and continued throughout 2005 and 2006. Balances increased to $1.1 billion in 2006, $209.3 million over 2005 of $848.1 million and $278.9 million over 2004. Prior to 2004, the type of savings accounts having the largest increase over the last 3 years was our premium savings account, which increased from $415.4 million in 2002 to $577.8 million in 2004. This account was created as an alternative to certificates of deposit and pays a higher annual percentage yield than other core deposits. However, these accounts ran off substantially in 2005 to a portfolio balance of $450.2 million and in 2006 to a balance of $258.5 million. As an alternative to this account, investors moved money into our premier treasury account, which is a tiered account, tied to the discount rate for 13-week U.S. Treasury Bill and offering a higher short-term yielding account. The balance of premier treasury accounts at December 31, 2006 and 2005 was $369.5 million and $40.4 million, respectively.

MARKET RISK SENSITIVE INSTRUMENTS

Market risk is the risk of loss from adverse changes in market prices and rates. A significant market risk arises from interest rate risk inherent in our lending, deposit, borrowing, and mortgage-banking activities. To that end, we actively monitor and manage interest rate risk exposure.

A number of measures are utilized to monitor and manage interest rate risk, including income simulation and "gap" analysis (further discussed under the subheading "Asset and Liability Management" on page 37). An income simulation model is primarily used to assess the impact on earnings changes that interest rates may produce. Key assumptions in the model include, cash flows and maturities of financial instruments, changes in market conditions, loan volumes and pricing, deposit sensitivity, consumer preferences, and management's capital leverage plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and specific strategies, among other factors. The model also uses a multiplier effect which is discussed later.

We use a simulation model to estimate the impact of changing interest rates on the Corporation’s earnings and capital. The model calculates the change in net interest income under various rate shocks. As of December 31, 2006, the model predicted that net income would increase about $9.0 million if rates increased 2%, and decrease about $3.8 million if rates fell 1%.

Based on the results of simulations at the end of the last three years, the estimated impact of a steady change in interest rates over the next 12 months is shown in the table below (assumes a 34% tax rate):

In Thousands
	2007 Estimated Change		2006 Estimated Change		2005 Estimated Change
Rate shock	-1.0%	2.0%	-1.0%	2.0%	-1.0%	2.0%
Net interest income	($6,034)	$14,162	($5,213)	$19,922	($309)	$8,969
Net income	(3,817)	9,004	(3,409)	12,768	(71)	5,597

During 2006, we had a 100 basis point upward movement in rates. At year-end 2005, the model predicted that our net interest income would increase $9.2 million and our net income would increase $5.9 million, if rates increased by 1%. Actually, our net interest income increased $36.1 million and our net income increased $17.3 million, approximately 4 and 3 times the model estimate. Net loan growth was approximately 4 times the growth anticipated at the time of the projections and gross loan production for the year was approximately $3.8 billion, considerably more than estimated.

The interest rate scenarios reflected above represent the results of possible near-term interest rate movements. Approximately 57% of the loan portfolio is tied to rate indexes that are one year or less in duration. These indexes include our Base rate, Federal Home Loan Bank of Seattle (FHLB) Advance Rate, Wall Street Journal prime, London Interbank Offering Rate (LIBOR), and Constant Maturity Treasury (CMT).

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

Assets and liabilities are managed by matching maturities and repricing in a systematic manner. In addition to a simulation model, an interest rate "gap" analysis is used to measure the effect interest rate changes have on net interest income. The gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing in that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. A gap is considered negative in the reverse situation. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for our assets and liabilities can change rapidly as a result of market conditions and customer behavior patterns.

In the following table the expected maturities for financial liabilities with no stated maturity, reflect assumptions using the run-off rates for noninterest bearing deposits of 6% per year; for NOW, sweep and money market accounts 8% per year; and for savings accounts 10% per year. The weighted average interest rates for financial instruments presented are for year-end 2006. Please refer to page 26 of this report for details regarding estimated fair value.

MARKET RISK

In Thousands, at December 31, 2006
	Expected Maturity Date							Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value
Financial Assets
Cash and due from banks
Noninterest bearing	$104,222	-	-	-	-	-	$104,222	$104,222
Fed Funds Sold
Variable Rate	18,673	-	-	-	-	-	18,673	18,673
Weighted average interest rate	5.39%						5.39%
Securities available for sale
Fixed Rate	44,823	32,878	18,615	2,163	335	2,798	101,612	111,112
Weighted average interest rate (1)	3.45%	3.59%	3.90%	3.12%	5.68%	10.20%	3.76%
Securities held to maturity
Fixed Rate	715	680	200	244	234	1,526	3,599	3,623
Weighted average interest rate (1)	8.02%	8.17%	7.95%	8.25%	8.90%	9.66%	8.81%
Loans Receivable, net
Fixed Rate	179,901	222,536	153,250	126,730	134,308	59,584	876,309	877,250
Weighted average interest rate (2)	7.23%	6.65%	6.92%	7.15%	7.83%	6.69%	7.07%
Variable Rate	1,471,124	88,874	35,357	14,034	23,087	391,995	2,024,471	2,046,917
Weighted average interest rate (2)	9.51%	8.97%	9.10%	8.42%	8.10%	7.01%	8.98%

Financial Liabilities
Noninterest bearing deposits	24,397	22,933	21,557	20,264	19,048	298,422	406,621	406,621
NOW, Sweep and Money Market accounts	54,716	50,339	46,311	42,607	39,198	450,777	683,948	683,948
Weighted average interest rate	3.52%	3.52%	3.52%	3.52%	3.52%	3.52%	3.52%
Savings accounts	30,567	27,510	24,759	22,283	20,055	180,495	305,669	305,669
Weighted average interest rate	2.38%	2.38%	2.38%	2.38%	2.38%	2.38%	2.38%
Time Certificates
Fixed Rate	906,406	67,835	37,088	27,272	17,489	1,304	1,057,394	1,058,131
Weighted average interest rate	4.91%	4.35%	4.15%	4.32%	5.00%	5.02%	4.83%
Federal funds purchased & securities
sold under agreements to repurchase
Variable rate	81,673	-	-	-	-	-	81,673	81,673
Weighted average interest rate	5.24%						5.24%
Subordinate debt	-	-	-	5,156	-	-	5,156	5,123
Weighted average interest rate				6.42%			6.42%
FHLB advances
Fixed Rate	41,368	42,906	39,885	72,087	20,000	65,771	282,017	277,450
Weighted average interest rate	4.50%	4.39%	4.14%	5.66%	4.89%	4.24%	4.70%

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

REPRICING OPPORTUNITIES FOR ASSETS AND LIABILITIES

In Thousands, at December 31, 2006
	2007	2008	2009	2010	2011	Thereafter	Total
ASSETS
Loans (1) (2)	$1,908,940	$360,447	$237,018	$185,627	$162,474	$46,274	$2,900,780
Yield	9.14%	6.62%	6.96%	7.12%	7.73%	6.67%	8.39%
Investments (2) (3)	45,538	33,558	18,815	2,407	569	4,324	105,211
Yield	3.52%	3.68%	3.94%	3.64%	7.00%	10.01%	3.93%
Fed funds sold	18,673	-	-	-	-	-	18,673
Yield	5.39%						5.39%
Total earning assets	1,973,151	394,005	255,833	188,034	163,043	50,598	3,024,664
Yield	9.06%	6.95%	7.01%	7.21%	7.87%	6.99%	8.22%

LIABILITIES
NOW, money market, and sweep accounts	526,845	62,261	50,376	38,621	5,845	-	683,948
Cost	3.52%	3.52%	3.52%	3.52%	3.52%		3.52%
Savings	56,064	42,847	25,848	25,848	25,848	129,214	305,669
Cost	2.38%	2.38%	2.38%	2.38%	2.38%	2.38%	2.38%
Time deposits	906,406	67,835	37,088	27,272	17,489	1,304	1,057,394
Cost	4.91%	4.35%	4.15%	4.32%	5.00%	5.02%	4.83%
Fed funds purchased nd repurchase agreements	81,673	-	-	-	-	-	81,673
Cost	5.24%						5.24%
Subordinated debt	-	-	-	5,156	-	-	5,156
Cost				6.42%			6.42%
FHLB borrowings	41,368	42,906	39,885	72,087	20,000	65,771	282,017
Cost	4.50%	4.39%	4.14%	5.66%	4.89%	4.24%	4.70%
Total interest bearing liabilities	1,612,356	215,849	153,197	168,984	69,182	196,289	2,415,857
Cost	4.38%	3.73%	3.64%	4.14%	3.86%	3.02%	4.15%
GAP	$360,795	$178,156	$102,636	$19,050	$93,861	($145,691)	$608,807

(1) Loan fees and costs are included in balance but not in the yield
(2) Taxable equivalent
(3) Amortized cost

It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. That assumption, however, is based on the premise that assets/liabilities within a one-year time frame will generally move in the same direction at approximately the same rate. However, historical data reflects that the relationship between one-year asset/liabilities may not be as strongly correlated as assumed. Loans with one-year repricing characteristics are tied to a number of indexes to include our base rate, the Wall Street Journal prime, the one-year constant maturity treasury, LIBOR, and FHLB rates. Those indexes are subject to the movement of the one-year market rates. On the other hand, NOW and CD’S, which constitute the bulk of the one-year repricing liabilities, are subject to the local financial institutions' market. Pricing for NOW and CD’s is dependent on customer preferences and the subjective pricing influence of local banks, credit unions, etc. Thus, while a good portion of our loans are tied to national and international money markets, deposits are subject to the conditions of the Puget Sound area. Additionally, when interest rates change, different rates change by different amounts. The use of “multipliers” is used that represent the change of each asset/liability rate compared to the change in the federal funds rate. For example, the prime rate has a factor of 1 indicating it changes the same amount as any federal funds rate change. Core deposit sectors may have a factor of .25, indicating those rates move only 25% as much. Applying the multipliers to the balance sheet, at December 31, 2006, the Bank had a positive gap of $360.8 million, compared to a positive gap of $577.0 million at December 31, 2005.

ASSET QUALITY

The Bank’s nonperforming assets (NPA’s) include the balances of loans placed in nonaccrual status and Other Real Estate Owned. The following chart summarizes the composition of our nonperforming assets, including restructured debt.

In Thousands	Years ending December 31,
	2006	2005	2004
Total nonaccruing loans	$8,653	$4,949	$14,107
Other real estate owned	-	-	-
Total nonperforming assets	$8,653	$4,949	$14,107

Restructured loans	-	-	-

NPA's to total loans	0.30%	0.21%	0.71%
NPA's to total assets	0.27%	0.19%	0.63%
NPA's to total capital	2.19%	1.67%	5.55%

NPA's & restructured loans to total assets	0.27%	0.19%	0.63%

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

The Bank ended the year 2006 with eight nonaccruing loans with a combined balance of $8.7 million. This compares to three nonaccruing loans with a combined year-end balance of $4.9 million in 2005 and six nonaccruing loans with a combined balance of $14.1 million at the end of 2004. One loan, totaling $7.1 million, makes up 82.5% of our 2006 year-end balance.

OTHER REAL ESTATE OWNED

Other real estate owned (OREO) is carried at the lesser of book value or market value. The costs related to completion, repair, maintenance, or other costs of such properties, are generally expensed with any gains or inadvertent shortfalls from the ultimate sale of OREO being shown as other income or other expense.

The Bank had no OREO totals to report at year-end December 31, 2006, 2005 and 2004.

Certain other loans, currently in nonaccrual, are in the process of foreclosure and there is a likelihood these foreclosures will be completed and the loans will then become OREO. This is viewed as an ordinary part of the collection process and efforts are constantly underway to reduce and minimize such nonperforming assets.

LIQUIDITY

Liquidity refers to the ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, principal and interest payments with respect to outstanding borrowings, and payment of operating expenses. The need for liquidity is affected by loan demand, net changes in deposit levels, and the scheduled maturities of borrowings. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices, earnings, and by utilizing unpledged assets as collateral for borrowings. Liquidity is also derived from a variety of funding sources, including advances from the FHLB, and other short and long term borrowings.

The principal use of funds is to invest in loans and securities. Security purchases amounted to $17.3 million in 2006, down 71% from $58.9 million in purchases in 2005. Security purchases totaled $47.1 million in 2004. The reduction in security purchases was to allow lower yielding securities to run off. Net cash flows funding loan activities totaled $517.3 million, $409.3 million, and $204.8 million during 2006, 2005, and 2004, respectively. Our continued use of cash to fund loan activities reflects the continuing growth of our business.

The increased use of cash for the origination of mortgage loans held for sale totaled $111.7 million, $93.2 million, and $67.7 million during 2006, 2005, and 2004, respectively. This corresponds to the increase in cash provided by the proceeds from the sales of mortgage loans with amounted to $111.7 million in 2006, $91.3 million in 2005, and $65.8 million in 2004, reflecting the increased volume of business in this area.

In 2006, almost all of the funding for our $598.2 increase in assets came from three sources; $183.0 million came from increased core deposits, $209.3 million came from increased certificates of deposits (cd’s) and $42.0 million came from net FHLB advances. In 2005, the major funding activities were cd’s which provided $278.9 million, net FHLB advances which provided $64.9 million and maturities or calls of securities which provided $90.3 million in cash flows. In 2004, the major funding activities were core deposit increases of $78.0 million, increased cd’s of $50.8 million and maturities or calls of securities in the amount of $84.1 million.

Our line of credit with the FHLB has been established at 19% of qualifying loans, which at December 31, 2006 equaled $597.8 million. Net advances totaled $42.0 million, $64.9 million and $5.0 million for 2006, 2005 and 2004, respectively. Borrowings totaled $282.0 million, $240.0 million, $175.1 million, at December 31, 2006, 2005, and 2004, respectively. These borrowings represented 8.7% of year-end assets in 2006, 9.1% in 2005, and 7.8% in 2004.

Unused lines of credit available to us include $247.8 million available at FHLB and $85.0 million available from correspondent banks. We also have the option of funding asset growth or funding withdrawals with brokered deposits. At year-end 2006, broker deposits were $44.9 million, representing 1/8% of total deposits.

The table on the next page is a probable indication of when we might expect assets to mature, but we cannot be certain that we will receive or pay out these cash flows as loans may be renewed and depositors may not want to roll over their deposits at the current rate we are willing to pay.

MATURITY SCHEDULE FOR EARNING ASSETS

In Thousands
December 31, 2006	0-1 Year	1-5 Years	After 5 Years	Total	Total Fair Value	Percent of Total Fair Value

Investments (1)	$45,538	$55,349	$4,324	$105,211	$114,735	3.8%

Loans	1,651,025	798,176	451,579	2,900,780	2,883,518	95.6%

Federal funds sold	18,673	-	-	18,673	18,673	0.6%

Total	$1,715,236	$853,525	$455,903	$3,024,664	$3,016,926	100.0%

In Thousands
December 31, 2005	0-1 Year	1-5 Years	After 5 Years	Total Carrying Cost	Total Fair Value	Percent of Total Fair Value
Investments (1)	$35,599	$63,635	$4,576	$103,810	$110,823	4.5%

Loans	1,101,193	925,635	362,396	2,389,224	2,355,206	95.5%
Federal funds sold	733	-	-	733	733	0.0%
Total	$1,137,525	$989,270	$366,972	$2,493,767	$2,466,762	100.0%
(1) Amortized cost

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

CAPITAL RATIOS	Frontier Financial Corporation	Frontier Bank	Well Capitalized Minimum
Total capital to risk-weighted assets	12.85%	11.92%	10.00%
Tier 1 capital to risk-weighted assets	11.59%	10.66%	6.00%
Tier 1 leverage capital to average assets	11.32%	10.47%	5.00%

The holding company is registered with the Federal Reserve Bank as a financial holding company. The Federal Reserve Bank requires financial holding companies to meet the well-capitalized status of the regulatory capital requirements.

The capital of the Corporation at year-end 2006 was $395.3 million, up from $296.1 million a year ago, or an increase of 33.5%. Frontier began paying cash dividends to shareowners in 1999 and approved a stock repurchase plan in 2000. During 2006, cash dividends of $22.4 million were paid to shareowners. The Corporation did not repurchase any common stock in the open market in 2006. Subsequent to year end, the Corporation repurchased 218,940 shares at an average cost per share of $26.85 through February 21, 2007.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth the Corporation’s long-term contractual obligations at December 31, 2006:

In Thousands	Payments due per period
	Less Than One Year	1-3 Years	3-5 Years	Thereafter	Total

Time deposits	$906,406	$104,923	$44,761	$1,304	$1,057,394
FHLB borrowings	41,369	82,791	92,087	65,770	282,017
Junior subordinated debt	-	-	-	5,156	5,156
Operating leases	1,824	3,244	1,944	2,421	9,433
Total	$949,599	$190,958	$138,792	$74,651	$1,354,000

See additional discussion under Notes 6, 8 and 16 of the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

See Note 16 of the Consolidated Financial Statements for discussion.

MARKET FOR FRONTIER FINANCIAL CORPORATION’S COMMON STOCK AND RELATED SHAREOWNERS’ MATTERS

Frontier Financial Corporation’s common stock began trading on the National Association of Securities Dealers’ Automated Quotation System (Nasdaq) on April 16, 1998. Nasdaq reported the 2006 daily average trade volume was 118,275 shares and a total trade volume of 29,686,942. During 2006, the market price of our common stock ranged from $20.38 to $31.33. The average price for the year was $24.607.

At December 31, 2006, the total number of shareowners of record of Frontier Financial Corporation’s common stock was 3,556 and there were 45,350,316 shares outstanding, which included 24,866,577 shares registered in street name.

Prior to 1999 the Corporation had always paid stock dividends, which ranged from 7% to 10% and the Corporation has had eight stock splits since the Bank opened in 1978. In 1999, the Board of Directors declared the first annual cash dividend of $.25 per share on post two-for-one split shares. On January 19, 2000, the Board declared the first quarterly cash dividend. Please see the table below for the detail of the year 2006 dividends declared.

Dividend Payable	Record Date	Payable Date
$.113	January 9, 2006	January 24, 2006
$.117	April 11, 2006	April 24, 2006
$.12	July 10, 2006	July 24, 2006
$.15	October 10, 2006	October 24, 2006

The Board will continue to review the dividend policy on a quarterly basis.

STOCK REPURCHASE PROGRAM

There was no stock repurchase activity in 2006. On August 16, 2006, the Corporation authorized a new plan to repurchase 5% of its outstanding stock. There are currently 2,263,323 authorized under this plan. Subsequent to year-end, the Corporation repurchased 218,940 shares at an average cost per share of $26.85 through February 21, 2007.

LOAN PORTFOLIO

The Bank classifies its lending activities in the following principal areas: installment, commercial and agriculture, real estate commercial, real estate construction and land development, and residential. As of December 31, 2006, these categories accounted for approximately 2.2%, 13.4%, 32.9%, 43.2% and 8.3% respectively of the Bank’s loan portfolio.

The chart below summarizes the composition of the loan portfolio for the past three years by average balance:

In Thousands	2006		2005		2004
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Installment	$60,871	2.2%	$47,930	2.2%	$44,111	2.3%
Commercial and agriculture	366,601	13.4%	320,923	14.6%	287,180	15.2%
Real estate commercial	897,258	32.9%	866,647	39.4%	831,823	44.1%
Real estate construction and land development	1,180,486	43.2%	779,364	35.4%	564,726	29.9%
Real estate residential	226,041	8.3%	185,480	8.4%	159,688	8.5%
Total	$2,731,257	100.0%	$2,200,344	100.0%	$1,887,528	100.0%

Total average loan balances increased $530.9 million, or 24.1% over the average balance for 2005. Loan balances in 2005 increased $312.8 million, or 16.6% over 2004. 2004 average loans increased $196.5 million, or 11.6% over 2003. These increases were mostly driven by the increases in real estate commercial and real estate construction and land development loans that, combined, have historically comprised the largest portion of the Corporation’s loan portfolio and represented 76% of the loan portfolio in 2006.

The average balances of real estate construction and land development loans, which represented 43.2% of the Corporation’s loan mix in 2006, increased by $401.1 million, or 51%, as continued demand for housing and favorable interest rates continue to fuel this growth. Real estate construction loans are generally composed of commitments to customers within our market area for construction purposes. Loans within this category are used for construction projects that range from residential and commercial land development to residential and commercial building projects. They are generally secured by first trust deeds with well-defined repayment sources following project completion. Maturities are set to match the time required for project completion, which typically run from 12 to 18 months depending on complexity.

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

Average commercial and agriculture loans balances increased $45.7 million, or 14.2% in 2006. Expanding our branch network and the recruitment of seasoned local lenders provided strong support for favorable growth in commercial loan totals.

At 2.2% of total average loans, our installment lending continues to be the smallest portion of our overall loan portfolio, while these loans increased 27% in 2006, the percentage of these loans remained relatively unchanged for the year. This area of consumer lending continues a shift toward credit card, factory-lending programs for automobiles and home equity lines of credit. While the Corporation does offer credit cards and home equity lines, emphasis has not been placed on these product offerings.

Real estate residential loans averaged $226.0 million in 2006. Loans within this category are used to finance individual owner and nonowner occupied residences. These loans will generally be repaid at maturity as they move into lower interest rate term mortgage loans available through secondary market programs.

The yield on the loan portfolio average balance increased to 8.98% in 2006 from 7.92% in 2005 and 7.08% in 2004. There were four rate increases in 2006 and eight rate increases in 2005. Although FRB increased rates five times in the second half of 2004, many variable rate loans in our portfolio had floors, which slowed down the increase in interest income.

For 2006, the tax equivalent interest and fees totaled $245.3 million, increasing $70.9 million or 40.7% from the prior year-end. In 2005 we saw an increase in tax equivalent loan interest and fees, which totaled $174.3 million and increased $40.6 million, or 30.4% from 2004. Tax equivalent interest and fee income from loans increased $6.8 million in 2004, or 5.3%. The increase of $530.9 million in the average balances of loans in 2006 increased interest income $46.5 million and the increase in rates increased interest income by $24.4 million, for a total increase of $70.9 million. The increase of $312.8 million in the average balance of loans in 2005 increased interest income $23.1 million and the increase in rates increased interest income by $17.5 million, for a net increase of $40.6 million. The increase of $196.5 million in the average balance of loans in 2004 increased interest income by $15.0 million and the decline in rates reduced interest income by $8.2 million, for a net increase of $6.8 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the consolidated financial statements and thus actual results could differ from the amounts reported and disclosed herein. The Company considers the allowance for loan loss a critical accounting policy subject to estimate.

For additional information regarding the allowance for loan losses, see “Analysis of the Allowance for Loan Losses” in this Management’s Discussion and Analysis and “Allowance for Loan Losses” in Note 1 in Notes to the Consolidated Financial Statements.

The Company’s financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes that the allowance for loan losses is one of the more critical judgment areas in the application of its accounting policies that affect financial condition and results of operations. This is more fully described in the Liquidity section.

Material estimates that are particularly susceptible to significant change, relate to the determination of the allowance for loan losses, deferred income taxes, and the valuation of stock options, and valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

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

AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN - Table 1

	Year Ended December 31,
	2006			2005			2004
In Thousands	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
Interest Earning Assets
Taxable investments	$102,488	$4,097	4.00%	$117,268	$4,586	3.91%	$154,381	$6,411	4.15%
Nontaxable investments (1)	4,872	306	6.28%	5,810	423	7.28%	9,438	731	7.75%
Total	107,360	4,403	4.10%	123,078	5,009	4.07%	163,819	7,142	4.36%
Federal funds sold	28,534	1,448	5.07%	11,445	361	3.15%	13,779	170	1.23%
Loans (1) (2)
Installment	60,871	5,764	9.47%	47,930	4,244	8.85%	44,111	3,626	8.22%
Commercial(1)	366,601	31,013	8.46%	320,923	23,364	7.28%	287,180	18,383	6.40%
Real estate
Commercial (1)	897,258	68,350	7.62%	866,647	60,468	6.98%	831,823	56,868	6.84%
Construction	1,180,486	121,319	10.28%	779,364	71,155	9.13%	564,726	43,110	7.63%
Residential	226,041	18,826	8.33%	185,480	15,111	8.15%	159,688	11,718	7.34%
Total	2,731,257	245,272	8.98%	2,200,344	174,342	7.92%	1,887,528	133,705	7.08%
Total earning assets/total interest income	2,867,151	251,123	8.76%	2,334,867	179,712	7.70%	2,065,126	141,017	6.83%

Reserve for loan losses	(38,766)			(32,031)			(28,908)
Cash and due from banks	83,351			80,644			75,768
Other assets	129,836			85,205			69,260

TOTAL ASSETS	$3,041,572			$2,468,685			$2,181,246

Interest Bearing Liabilities
Money Market, Sweep & NOW accounts	$542,335	17,123	3.16%	$302,497	4,195	1.39%	$249,789	1,707	0.68%
Savings accounts	374,167	8,718	2.33%	575,164	11,539	2.01%	649,678	9,246	1.42%
Other time deposits	1,063,229	47,685	4.48%	708,201	24,980	3.53%	539,784	15,465	2.87%
Total interest bearing deposits	1,979,731	73,526	3.71%	1,585,862	40,714	2.57%	1,439,251	26,418	1.84%

Short-term borrowings	20,089	910	4.53%	21,614	588	2.72%	15,400	156	1.01%
FHLB borrowings	258,991	12,195	4.71%	221,392	10,434	4.71%	180,860	8,365	4.63%
Subordinated debt	4,726	311	6.58%	-	-		-	-

Total interest bearing
liabilities/total
interest expense	2,263,537	86,942	3.84%	1,828,868	51,736	2.83%	1,635,511	34,939	2.14%
Noninterest bearing deposits	389,945			348,737			298,711
Other liabilities	23,722			15,979			12,481
Shareowners' equity	364,368			275,101			234,543
TOTAL LIABILITIES AND CAPITAL	$3,041,572			$2,468,685			$2,181,246
NET INTEREST INCOME		$164,181			$127,976			$106,078
NET YIELD ON INTEREST EARNING ASSETS			5.73%			5.48%			5.14%

(1) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.
(2) Includes nonaccruing loans.

RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME - Table 2

	Year ended December 31,
	2006 versus 2005			2005 versus 2004			2004 versus 2003
In Thousands	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase ](Decrease)
INTEREST INCOME
Taxable investments	($578)	$89	($489)	($1,541)	($284)	($1,825)	$659	($1,293)	($634)
Nontaxable investments	(68)	(49)	(117)	(281)	(27)	(308)	(837)	(36)	(873)

Total	(646)	40	(606)	(1,822)	(311)	(2,133)	(178)	(1,329)	(1,507)

Federal funds sold	539	548	1,087	(29)	220	191	(412)	24	(388)

Loans
Installment	1,146	374	1,520	314	304	618	119	(225)	(106)
Commercial	3,325	4,324	7,649	2,160	2,821	4,981	796	(1,318)	(522)
Real estate
Commercial	2,136	5,746	7,882	2,381	1,219	3,600	5,155	(4,437)	718
Construction	36,622	13,542	50,164	16,385	11,660	28,045	7,198	(1,390)	5,808
Residential	3,304	411	3,715	1,893	1,500	3,393	1,760	(897)	863

Total	46,533	24,397	70,930	23,133	17,504	40,637	15,028	(8,267)	6,761

TOTAL INTEREST
INCOME	46,426	24,985	71,411	21,282	17,413	38,695	14,438	(9,572)	4,866

INTEREST EXPENSE
Money Market, Sweep &
NOW accounts	3,326	9,602	12,928	360	2,128	2,488	(188)	(716)	(904)
Savings accounts	(4,032)	1,211	(2,821)	(1,060)	3,353	2,293	1,299	(2,643)	(1,344)
Other time deposits	12,523	10,182	22,705	4,825	4,690	9,515	621	(1,862)	(1,241)

Total interest bearing deposits	11,817	20,995	32,812	4,125	10,171	14,296	1,732	(5,221)	(3,489)

Short-term borrowings	(41)	363	322	63	369	432	(22)	19	(3)
FHLB borrowing	1,772	(11)	1,761	1,875	194	2,069	1,208	(606)	602
Subordinated debt	-	311	311	-	-	-	-	-	-

TOTAL INTEREST
EXPENSE	13,548	21,658	35,206	6,063	10,734	16,797	2,918	(5,808)	(2,890)

CHANGE IN NET
INTEREST INCOME	$32,878	$3,327	$36,205	$15,219	$6,679	$21,898	$11,520	($3,764)	$7,756

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK