Form 10-K, Exhibit 13
FRONTIER FINANCIAL CORP /WA/
filed 2008-02-29
CIK 716457

MESSAGE FROM THE CHAIRMAN

2007 brought considerable growth and continued success for Frontier Financial Corporation, and I am pleased to report that our annual earnings were, once again, outstanding. This is particularly gratifying given the difficult environment for banks fueled by the sub-prime mortgage industry woes, the concerns in the credit markets tightening liquidity and the rapid rate reductions by the Federal Reserve since September 2007. I am pleased to report that Frontier did not originate any sub-prime mortgages, nor do we hold any sub-prime products as investments.

As we enter our 30th year of operation, we have been fortunate to report  record earnings during 28 of the 29 years since our founding in 1978. Net earnings for the year of $73.9 million represents an increase of 7.3% over 2006 earnings of $68.9 million. Diluted earnings per share of $1.62 reflects an increase of 6.6% over the $1.52 earned in 2006.

In addition to these record earnings, the balance sheet showed strength as well. At year end, our total assets reached $4.0 billion, an increase of 23.4% over the prior year. Despite fierce competition, total deposits also increased by 20.0% for the same period, closing the year at $2.9 billion. Net loans of $3.6 billion and investments of $135.1 million reflect an increase of 24.1% and 17.8%, respectively, over last year.

Nonperforming assets were 0.53% of total assets compared to 0.27% for 2006. Nonaccruing loans were $20.9 million at year end, up from $8.7 million at December 31, 2006. Net charge-offs were $920 thousand, or 0.03% of average loans in 2007. Our reserve for future loan losses totaled $57.7 million, or 1.6% of total loans. This loan loss reserve total includes $3.7 million in reclassified allocation for undisbursed loans. These credit quality indicators demonstrate that our strong credit culture continues to serve us well.

For the year ending December 31, 2007, return on average assets was 2.13% compared to 2.27% in 2006, and return on shareowners’ equity was 18.76% compared to 18.91% a year ago. Furthermore, our efficiency ratio, which measures productivity, closed the year at 37%, an improvement over the 2006 figure of 38%. These ratios continue to rank Frontier as one of the top performers in the nation.

On that note, we were very pleased to be recognized in the November 2007 issue of Bank Director magazine as the top performing (#1) Bank in the Nation, selected from a field of 150 of the nation’s largest banks and thrifts. This ranking was based on their “Bank Performance Scorecard” developed with Sandler O’Neill & Partners L.P., a New York investment-banking firm that specializes in financial services.  This “Scorecard” measured and ranked a wide range of financial indicators which included profitability, asset quality and capital adequacy. My compliments to the entire Frontier Bank team for such outstanding recognition!

Reflecting this strong financial performance, the Board continued to reward our stockholders by increasing the cash dividend on our stock in each successive quarter of 2007. For the year, total cash dividends paid were $0.65 per share, compared to 2006 of $0.50, an increase of 30%.

Our strong performance metrics were driven, in part, by the significant expansion the corporation experienced in 2007. Along with this planned growth, management recognized the need for additional administrative space. In April, construction began on a new 46,000 square-foot annex at our corporate financial center located on Everett Mall Way. The project is progressing on schedule, and occupancy should begin sometime early in the second quarter of 2008.

In July, we signed a definitive agreement to merge the Bank of Salem into Frontier. As one of the most profitable and efficient institutions in Oregon, this partnership offered us a foundation to expand our business into the attractive Oregon market. With the closing of the merger on November 30, 2007, Frontier gained an excellent staff in three new offices:  Salem, Portland, and Tigard.

On September 26, 2007, Frontier announced a second merger with Washington Banking Company, the parent company of Whidbey Island Bank. With 20 offices throughout Island, Skagit, Whatcom and Snohomish counties, the combined company will enhance Frontier’s leadership position as the largest community bank headquartered in Western Washington. This merger is expected to close at the end of the first quarter of 2008. Complete systems integration will follow later in the second quarter.

In addition to the three Oregon locations, Frontier was also given FDIC approval during 2007 for three new de novo branch offices in Lacey, Bremerton, and Gig Harbor. The Lacey Office, our first in Thurston County, opened in late July as our 46th office. It is managed by Scott Beckwith who is joined by a staff of four employees. The Bremerton Office, #47, opened for business in September under the leadership of veteran banker Christine Christoff. She also has a staff of four. Our 48th office, located in Gig Harbor, opened in October. Manager Joyce Taylor has strong ties to the community there and leads a staff of five.

Frontier Bank closed 2007 with a total of 51 full-service offices. In addition, early in December, we launched a Loan Production Office in Vancouver, Washington. Long-time banker Ken Imse is earnestly generating new loan business while a search is under way to secure a permanent site for a full-service office in this untapped market.

As we look ahead, the economic environment may be uncertain, but I am confident that Frontier Bank is well positioned to remain a leader in the financial services industry.

We want to thank our outstanding Board of Directors for their wisdom and sound guidance throughout the year and our loyal shareholders for their continued support. Most of all, we thank the 850+ dedicated employees who have helped make Frontier Bank the #1 bank in the nation. “The people really do make the difference.”

Sincerely,

Robert J. Dickson
Chairman

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareowners ofFrontier Financial Corporation

We have audited the accompanying consolidated balance sheets of Frontier Financial Corporation and Subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareowners’ equity and cash flows for the each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also include performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frontier Financial Corporation and Subsidiaries, as of December 31, 2007, and December 31, 2006, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Frontier Financial Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

/s/ Moss Adams LLP

Everett, Washington
February 29, 2008

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousands, except for number of shares)

	December 31,
	2007	2006
ASSETS
Cash and due from banks	$99,102	$104,222
Federal funds sold	5	18,673
Securities
Available for sale, at fair value	131,378	111,112
Held to maturity (fair value $3,766 and $3,623)	3,743	3,599
Total securities	135,121	114,711

Loans held for resale	6,227	7,220
Loans	3,605,895	2,900,780
Allowance for loan losses	(53,995	(40,649
Net loans	3,558,127	2,867,351

Premises and equipment, net	47,293	30,026
Intangible assets	78,150	41,227
Federal Home Loan Bank (FHLB) stock	18,738	15,030
Bank owned life insurance	23,734	22,198
Other real estate owned	367	-
Other assets	35,052	25,026
Total assets	$3,995,689	$3,238,464

LIABILITIES
Deposits
Noninterest bearing	$390,526	$406,621
Interest bearing	2,552,710	2,047,011
Total deposits	2,943,236	2,453,632

Federal funds purchased and securities sold under agreements to repurchase	258,145	81,673
Federal Home Loan Bank advances	298,636	282,017
Junior subordinated debentures	5,156	5,156
Other liabilities	30,904	20,703
Total liabilities	3,536,077	2,843,181

Commitments and Contingencies (Note 17)

SHAREOWNERS' EQUITY
Preferred stock, no par value; 10,000,000 shares authorized	-	-
Common stock, no par value; 100,000,000 shares authorized; 46,950,878 and
45,350,316 shares issued and outstanding in 2007 and 2006, respectively	252,292	186,163
Retained earnings	202,453	202,945
Accumulated other comprehensive income, net of tax	4,867	6,175
Total shareowners' equity	459,612	395,283
Total liabilities and shareowners' equity	$3,995,689	$3,238,464

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In Thousands, except for number of shares and per share amounts)

	For the Year Ended December 31,
	2007	2006	2005
INTEREST INCOME
Interest and fees on loans	$294,099	$244,493	$173,753
Interest on federal funds sold	958	1,448	361
Interest on investments
Taxable	4,475	3,998	4,497
Exempt from federal income tax	140	205	275
Total interest income	299,672	250,144	178,886
INTEREST EXPENSE
Interest on deposits	97,080	73,526	40,714
Interest on FHLB advances	13,402	12,195	10,434
Interest on federal funds purchased and securities
sold under agreements to repurchase	2,559	1,221	588
Total interest expense	113,041	86,942	51,736
Net interest income	186,631	163,202	127,150

PROVISION FOR LOAN LOSSES	11,400	7,500	4,200

Net interest income after provision for loan losses	175,231	155,702	122,950

NONINTEREST INCOME
Loss on sale of securities	(937)	(25)	-
Provision for loss on equity investment	-	-	(211
Gain on sale of secondary mortgage loans	1,586	1,491	1,249
Gain on sale of premises and equipment	24	2,445	-
Service charges on deposit accounts	4,721	4,214	4,365
Other noninterest income	7,915	7,498	7,672
Total noninterest income	13,309	15,623	13,075

NONINTEREST EXPENSE
Salaries and employee benefits	48,297	42,104	36,543
Occupancy expense	9,956	9,108	7,654
State business taxes	2,066	2,213	1,798
FHLB prepayment penalty	1,534	-	-
Other noninterest expense	15,163	13,621	12,117
Total noninterest expense	77,016	67,046	58,112

INCOME BEFORE PROVISION FOR INCOME TAX	111,524	104,279	77,913

PROVISION FOR INCOME TAX	37,586	35,369	26,329

NET INCOME	$73,938	$68,910	$51,584
Weighted average number of
shares outstanding for the period	45,265,723	45,009,526	42,481,644
Basic earnings per share	$1.63	$1.53	$1.21
Weighted average number of diluted shares
outstanding for period	45,601,066	45,484,897	42,742,551
Diluted earnings per share	$1.62	$1.52	$1.21

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY
(In Thousands, except number of shares)

					Accumulated
					Other
					Comprehensive
	Common Stock		Comprehensive	Retained	Income/
	Shares	Amount	Income	Earnings	(Loss)	Total

Balance, December 31, 2004	18,745,185	$125,315		$125,518	$3,397	$254,230

Comprehensive Income:
Net income for 2005	-	-	$51,584	51,584	-	51,584
Other comprehensive income,
Unrealized gain on available
for sale securities, net of tax $554	-	-	1,027	-	1,027	1,027
Total comprehensive income			52,611
Stock options exercised	154,791	2,549		-	-	2,549
Stock award plan	22,584	601		-	-	601
Issuance of common shares	143,438	3,928		-	-	3,928
Tax benefit from stock options	-	205		-	-	205
Three for two stock split	9,372,152	-		-	-	-
Cash dividends declared (40¢ per share)	-	-		(18,027)	-	(18,027)
Balance, December 31, 2005	28,438,150	132,598		159,075	4,424	296,097

Comprehensive Income:
Net income for 2006	-	-	68,910	68,910	-	68,910
Other comprehensive income,
Unrealized gain on available
for sale securities, net of tax $942	-	-	1,751	-	1,751	1,751
Total comprehensive income			70,661
Stock options exercised	275,283	4,218		-	-	4,218
Stock award plan	20,542	1,156		-	-	1,156
Three for two stock split	15,102,634	-		-	-	-
Tax benefit from stock options		1,205		-	-	1,205
Merger	1,513,707	46,913		-		46,913
Stock option expense		73		-	-	73
Cash dividends declared (50¢ per share)	-	-		(25,040)	-	(25,040)
Balance, December 31, 2006	45,350,316	186,163		202,945	6,175	395,283

Comprehensive Income:
Net income for 2007	-	-	73,938	73,938	-	73,938
Other comprehensive income,
Unrealized loss on available
for sale securities, net of tax ($699)	-	-	(1,308)	-	(1,308)	(1,308)
Total comprehensive income			$72,630
Stock options exercised	139,105	1,861		-	-	1,861
Stock award plan	71,994	892		-	-	892
Tax benefit from stock options	-	237		-	-	237
Stock option expense	-	1,691		-	-	1,691
Merger	3,230,795	61,613		-	-	61,613
Fractional shares - merger	-	-		(1)	-	(1)
Stock repurchase	(1,841,332)	(165		(44,219)	-	(44,384)
Cash dividends declared (65¢ per share)	-	-		(30,210)	-	(30,210)
Balance, December 31, 2007	46,950,878	$252,292		$202,453	$4,867	$459,612

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands)
	For the Year Ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$73,938	$68,910	$51,584
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,032	4,010	2,704
Provision for loan losses	11,400	7,500	4,200
Loss on sale of securities	937	25	-
Provision for loss on equity investment	-	-	211
Gain on sale of premises and equipment	(24)	(2,445)	-
Gain on sale of other real estate owned	-	-	(25)
Gain on sale of secondary market loans	(1,586)	(1,491)	(1,249)
Proceeds from sales of mortgage loans	158,345	111,720	91,293
Origination of mortgage loans held for sale	(155,766)	(111,736)	(93,191)
Deferred taxes	(5,480)	(1,721)	(1,633)
Stock award plan compensation	892	1,156	601
Stock option expense	1,691	73	-
Excess tax benefits associated with equity-based compensation	(237)	(1,205)	(205)
Dividend income from Federal Home Loan Bank (stock)	-	-	(58)
Increase in cash surrender value of BOLI	(1,536)	(888)	(736)
Changes in operating assets and liabilities
Income taxes payable	(2,100)	(1,950)	1,964
Interest receivable	(2,689)	(3,780)	(3,005)
Interest payable	4,292	4,513	3,033
Other operating activities	(1,161)	(2,127)	2,015
Net cash provided by operating activities	83,948	70,564	57,503
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in federal funds sold	18,668	(17,940)	5,213
Purchase of securities available for sale	(84,724)	(17,324)	(58,923)
Proceeds from sales of available for sale securities	48,039	-	1,852
Proceeds from maturities of available for sale securities	21,390	20,515	90,294
Purchase of held to maturity securities	(1,019)	-	-
Proceeds from maturities of held to maturity securities	875	2,114	1,176
Purchase of Federal Home Loan Bank stock	(3,116)	-	-
Net cash flows from loan activities	(510,865)	(517,267)	(409,274)
Purchases of premises and equipment	(16,665)	(3,927)	(3,193)
Proceeds from the sale of premises and equipment	24	3,443	147
Proceeds from the sale of other real estate owned	-	-	25
Cash acquired in merger	1,234	7,121	-
Other investing activities	2,615	(3,069)	(633)
Net cash used in investing activities	(523,544)	(526,334)	(373,316)
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in core deposit accounts	(35,344)	182,986	(13,360)
Net change in certificates of deposit	354,906	209,266	278,898
Net change in federal funds purchased and securities sold under
agreements to repurchase	176,472	60,860	10,608
Advances from the Federal Home Loan Bank	324,052	111,756	110,000
Repayments to the Federal Home Loan Bank	(321,023)	(69,739)	(45,088)
Stock options exercised	1,861	4,218	2,549
Excess tax benefits associated with equity-based compensation	237	1,205	205
Purchase of common stock	(44,384)	-	-
Cash dividends paid	(29,045)	(22,358)	(17,021)
Other financing activities	6,744	(3,833)	3,802
Net cash provided by financing activities	434,476	474,361	330,593

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(In Thousands)

	For the Year Ended December 31,
	2007	2006	2005
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(5,120)	18,591	14,780

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	104,222	85,631	70,851

CASH AND DUE FROM BANKS AT END OF YEAR	$99,102	$104,222	$85,631

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$107,879	$82,157	$48,703
Cash paid during the year for income taxes	$40,000	$36,595	$26,000

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer of loans to other real estate owned	$367	$-	$-
Purchase of investment through issuance of common shares	$-	$-	$3,928
Acquisitions:
Assets aquired	$247,078	$209,600	$-
Liabilities assumed	$185,270	$162,687	$-
Net	$61,808	$46,913	$-

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

Frontier Financial Corporation (together with its subsidiaries, “FFC”, the “Corporation”, “us”, “we” or “our”) is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers.  We also provide other services such as trust services and insurance and financial service brokerage activities.  We are subject to competition from other financial institutions and to regulation by certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

The consolidated financial statements include the accounts of Frontier Financial Corporation (the “Corporation” or “FFC”), a financial holding company, and its wholly owned subsidiaries, Frontier Bank (the “Bank”), and FFP, Incorporated (“FFP”). FFP owns certain real property, which is leased to the Bank for use in its operations.

We have Trusts that were formed for the exclusive purpose of issuing $5.2 million in trust preferred securities (Note 10).  The Trusts are considered variable interest entities (“VIE”), but have not been consolidated as we are not the primary beneficiary.

Our financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”).  All significant intercompany transactions and balances have been eliminated in preparing the consolidated financial statements.  Assets held by the Bank in an agency or fiduciary capacity are not included in the accompanying financial statements.

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

For the year ended December 31, 2006, common stock was increased by $2.2 million and retained earnings were decreased by $2.2 million to properly reflect the accounting treatment of stock based compensation expense and the related tax benefits.  The results of these reclassifications are not considered material and have no effect on previously reported net income or earnings per shares.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, deferred income taxes, valuation of intangible assets, valuation of stock options and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.  Cash equivalents have an original maturity of three months or less and may exceed federally insured limits. Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $15.1 million in 2007 and $27.4 million in 2006.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 1: Summary of Significant Accounting Policies (continued)

Securities

Debt securities are classified into one of three categories: (1) held to maturity (“HTM”), (2) available for sale (“AFS”), or (3) trading.  Debt securities are categorized as held to maturity when there is positive intent and ability to hold those securities to maturity. Securities that are held to maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income.

Debt securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at estimated fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

We had no trading securities at December 31, 2007, and 2006.

Purchase premiums and discounts are recognized in interest income using the interest method over the term of the security. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank Stock

Our investment in Federal Home Loan Bank (“FHLB”) stock is carried at par value ($100 per share), which reasonably approximates its fair value.  As a member of the FHLB system, we are required to maintain a minimum level of investment in FHLB stock based on specific percentages of our outstanding FHLB advances.

Bank Owned Life Insurance (“BOLI”)

The carrying amount of BOLI approximates its fair value, net of any surrender charges. Fair value of BOLI is equivalent to the cash surrender value.

Loans Held for Resale

Mortgage loans originated and designated as held for resale are carried at the lower of cost or estimated fair value, as determined by quoted market prices, in aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method.

Loans Held in Portfolio and Related Income

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal, adjusted for unearned discounts, net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 1: Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified as impaired, for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the portfolio.

Reserve for Unfunded Commitments

A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with commitments to lend funds under existing agreements such as letters or lines of credit. Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the allowance.  Provisions for unfunded commitment losses, and recoveries on loans previously charged off, are added to the reserve for unfunded commitments, which is included in the Other Liabilities section of the consolidated balance sheets.

Nonaccrual Loans

Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Income on nonaccrual loans is then recognized only to the extent cash is received and  the future collection of principal is probable. Accruals are resumed only when the loan is brought current, and when, in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan or the fair market value of the loan's collateral.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 1: Summary of Significant Accounting Policies (continued)

Large groups of smaller balance, homogeneous loans or leases are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer loans or leases for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment

Premises, leasehold improvements and equipment are shown at cost and depreciated using the straight-line method. Depreciation expense is computed over the following estimated useful lives:

Premises 7 to 40 years
Furniture, fixtures and equipment 3 to 7 years

Intangible Assets

Intangible assets include goodwill which represents the excess of the purchase price over the fair value of tangible and specifically identifiable intangible net assets acquired in business combinations.  Other intangible assets are amortized, and included in other noninterest expense, over their estimated useful lives.  Goodwill is not amortized but is tested for impairment at least annually.

The changes in the carrying amount of goodwill for the years ended December 31 are as follows (in thousands):

	2007	2006
Beginning balance	$40,288	$6,476
Goodwill acquired during the year	36,785	33,812
Impairment losses	-	-
Ending balance	$77,073	$40,288

The gross carrying amount, accumulated amortization and net carrying amount of amortized intangible assets for the years ended December 31 are as follows (in thousands):

2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$1,054	$(256)	$798
Other	489	(210)	279
Total amortized intangible assets	$1,543	$(466)	$1,077

2006
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$680	$(126)	$554
Other	489	(105)	384
Total amortized intangible assets	$1,169	$(231)	$938

Amortization expense of $235 thousand and $231 thousand was included in other noninterest expense for the years ended December 31, 2007 and 2006, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 1: Summary of Significant Accounting Policies (continued)

Other Real Estate Owned

Other real estate owned consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value less selling costs. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

Subsequent to the transfer to foreclosed assets held for sale, these assets continue to be recorded at the lower of cost or fair value (less estimated costs to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property prior to sale are capitalized; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in noninterest income or expense.  The amounts that will ultimately be recovered from foreclosed assets may differ substantially from the carrying value of the assets because of future market factors beyond management’s control.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Segment Reporting

Our operations are solely in the financial services industry and include providing our customers traditional banking and other financial services.  We operate primarily in the Puget Sound geographical region of Washington state and Oregon.  We make operating decisions and assess performance based on an ongoing review of our consolidated financial results.  We are considered a single operating segment for financial reporting purposes.

Concentrations of Credit Risk

We accept deposits and grant credit primarily within western Washington and Oregon.  We have a diversified loan portfolio and grant consumer, single-family residential, commercial and real estate construction loans, and are not dependent on any industry or group of customers. Although we have a diversified loan portfolio, a substantial portion of our loans are real estate related. The ability of our borrowers to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Advertising Costs

We expense advertising costs as incurred and such costs are not considered to be material.

Income Tax

We report income and expenses using the liability method of accounting and file a consolidated tax return. Deferred taxes are determined using the asset-liability method and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between our financial statements and our tax returns.  The principal items giving rise to these differences include depreciation expense, investment income and the allowance for loan losses.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 1: Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

Prior to January 1, 2006, we accounted for our stock plans in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).  No stock-based compensation expense was recognized in the Consolidated Statement of Income for the year ended December 31, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.  Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (Revised 2004) using the modified-prospective-transition method.  Under the transition method, compensation cost recognized subsequent to January 1, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.  Results for prior periods have not been restated.

Prior to adoption of SFAS 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows.  SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123R to options granted under our stock option plans in all periods presented.  For purposes of this pro forma disclosure, the value of options is estimated using a Black-Sholes option-pricing formula and amortized to expense over the options’ vesting periods.

(In thousands, except earnings per share amounts)

December 31,
2005
Net Income, as reported	$51,584
Add: Stock-based employee compensation expense included
in reported net income, net of related tax effects	-

Deduct: Total stock-based employee compensation expense
determined under fair value based method for all
awards, net of related tax effects	(1,098)
Pro Forma Net Income	$50,486
Earnings per share
Basic - as reported	$1.21
Basic - pro forma	$1.18

Diluted - as reported	$1.21
Diluted - pro forma	$1.18

Earnings per Share

Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits.  Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to stock options and stock awards under the treasury stock method.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 1: Summary of Significant Accounting Policies (continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as separate component of the equity section of the balance sheet, and such items, along with net income, are components of comprehensive income.

The components of comprehensive income and related tax effects are as follows (in thousands):

	December 31,
	2007	2006
Unrealized gains (losses) arising during the period on securities available for sale	$(2,944)	$2,668
Reclassification adjustment for (gains) losses realized in net income, net of tax
(tax benefit of $328 and $9, respectively)	609	16
Tax effect	1,027	(933)
Net unrealized gains (losses) on securities available for sale	$(1,308)	$1,751

The components of accumulated other comprehensive income, included in shareowners’ equity, are as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Unrealized holding gains on available for sale securities	$7,493	$9,500	$6,807
Tax effect	(2,626)	(3,325)	(2,383)
Accumulated other comprehensive income, net of tax	$4,867	$6,175	$4,424

Recently Issued or Proposed Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) released Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements.  SFAS 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years.  We estimate that the initial application of SFAS 157 will not be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”).  SFAS 159 permits the choice of measuring financial instruments and certain other items at fair value.  SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected not to apply the provisions of SFAS 159 to our eligible financial assets and financial liabilities on the date of adoption. Accordingly, the initial application of SFAS 159 will have no effect on our financial statements.

In December 2007, the FASB issued Statement No. 141(R), Business Combinations (“SFAS 141(R)”).  SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS 141(R) also sets forth the disclosures required to be made in the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Accordingly, we will apply SFAS 141(R) to business combinations occurring on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 1: Summary of Significant Accounting Policies (continued)

SFAS 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS 160 must be applied prospectively as of the beginning of the fiscal year in which SFAS 160 is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are applied retrospectively for all periods presented.  We do not have a noncontrolling interest in one or more subsidiaries. Accordingly, we do not anticipate that the initial application of SFAS 160 will have an impact on our financial statements.

Note 2: Business Combinations

On November 30, 2007, we acquired 100 percent of the outstanding shares of Bank of Salem.  The results of Bank of Salem’s operations have been included in the consolidated financial statements since the date of acquisition.  Bank of Salem was an Oregon chartered commercial bank headquartered in Salem, Oregon that provided commercial real estate and business lending products and related services through 3 locations in Portland, Salem and Tigard, Oregon.    The merger with Bank of Salem allows us to expand our commercial banking franchise into the state of Oregon and into the Salem and Portland metropolitan areas in particular. This is consistent with our strategy to expand into major business communities along the Washington and Oregon Interstate 5 corridor.

Bank of Salem shareholders received 0.99 shares of Frontier common stock for each share of Bank of Salem common stock.  The value of the 3,230,886 common shares (including fractional shares) issued was determined in accordance with the Merger Agreement at $19.07 per share.  The aggregate purchase price was $61.8 million, which included $195 thousand of direct merger related costs.

This acquisition was accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”).  Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, with the difference between the purchase price and the fair value of the net assets acquired recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Total value of common stock exchanged	$61,613
Direct merger related expenses	195
Total purchase price	61,808

Allocation of purchase price:
Bank of Salem shareowners' equity	26,981
Adjustments to reflect assets acquired and liabilities assumed at fair value
Loans	(4,162)
Buildings and land	1,347
Certificates of deposit	(570)
Core deposit intangible asset	373
Deferred tax asset	1,054
Fair value of net assets acquired	25,023
Goodwill	$36,785

The acquired core deposit intangible asset has an estimated useful life of approximately 7.1 years.  Goodwill is not deductible for tax purposes.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2: Business Combinations (continued)

The fair value of assets acquired and liabilities assumed of Bank of Salem, at the date of acquisition, are presented below (in thousands):

November 30, 2007
Cash and due from banks	$1,234
Securities available for sale	8,581
Loans, net of allowance for loan loss of $2,983	192,671
Premises and equipment, net	3,341
Goodwill	36,785
Other assets	4,466
Total assets	247,078

Deposits	170,042
FHLB advances	13,590
Other liabilities	1,638
Total liabilities	185,270
Net assets acquired	$61,808

The following unaudited pro forma condensed consolidated financial information presents the results of operations had the acquisition taken place on January 1, 2007 and 2006, respectively (in thousands).  Any cost savings realized as a result of the merger are not reflected in the proforma condensed consolidated statements of income.  The proforma results have been prepared for comparative purposes only and are not necessarily indicative of the results that would have been obtained had the acquisition actually occurred on January 1, 2007 and 2006, respectively.

	Years Ended December 31,
	2007	2006
Net interest income	$196,022	$173,665
Provision for loan losses	12,662	8,152
Noninterest income	13,659	15,988
Noninterest expense	83,616	70,896
Income before income tax	113,403	110,605
Net income	$74,846	$72,783

Basic earnings per share	$1.65	$1.51
Diluted earnings per share	$1.64	$1.49

Weighted average common shares issued and outstanding	45,265,723	48,240,321
Weighted average diluted common shares issued and outstanding	45,601,066	48,715,692

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3:  Securities

The following table presents the amortized cost, unrealized gains, unrealized losses and fair value of available for sale and held to maturity securities as of December 31, 2007 and 2006 (in thousands).  For the years ended December 31, 2007 and 2006, there were no securities classified as trading.

2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (less than 12 months)	Gross Unrealized Losses (12 months or more)	Aggregate Fair Value
AFS Securities
Equities	$27,606	$9,255	$(922)	$(1,364)	$34,575
U.S. Treasuries	6,223	88	-	-	6,311
U.S. Agencies	71,385	782	-	-	72,167
Corporate securities	15,537	87	(320)	(124)	15,180
Municipal securities	3,134	14	-	(3)	3,145
	123,885	10,226	(1,242)	(1,491)	131,378

HTM Securities
Corporate securities	1,525	-	(1)	-	1,524
Municipal securities	2,218	27	(3)	-	2,242
	3,743	27	(4)	-	3,766
Total	$127,628	$10,253	$(1,246	$(1,491)	$135,144

2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (less than 12 months)	Gross Unrealized Losses (12 months or more)	Aggregate Fair Value
AFS Securities
Equities	$29,052	$10,804	$(91)	$(258)	$39,507
U.S. Treasuries	4,204	48	(4)	-	4,248
U.S. Agencies	50,004	76	(23)	(850)	49,207
Corporate securities	16,672	54	(7)	(232)	16,487
Municipal securities	1,680	-	(16)	(1)	1,663
	101,612	10,982	(141)	(1,341)	111,112

HTM Securities
Corporate securities	1,526	-	(11)	-	1,515
Municipal securities	2,073	35	-	-	2,108
	3,599	35	(11)	-	3,623
Total	$105,211	$11,017	$(152)	$(1,341)	$114,735

Certain securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. We have evaluated these securities and have determined that the decline in value is temporary, and is not related to any company or industry specific event. There are 34 investment securities with unrealized losses at December 31, 2007. We anticipate full recovery of amortized cost with respect to these securities at maturity, or sooner in the event of a more favorable market interest rate environment.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3:  Securities (continued)

The following table shows gross unrealized losses and fair value of securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006 (in thousands):

2007	Less Than 12 Months		12 Months or More		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
AFS Securities
Equities	$(922)	$7,190	$(1,364)	$3,561	$(2,286)	$10,751
U.S. Treasuries	-	-	-	-	-	-
U.S. Agencies	-	-	-	-	-	-
Corporate securities	(320)	5,722	(124)	5,867	(444)	11,589
Municipal securities	-	-	(3)	22	(3)	22
	(1,242)	12,912	(1,491)	9,450	(2,733)	22,362
HTM Securities
Corporate securities	(1)	1,524	-	-	(1)	1,524
Municipal securities	(3)	1,016	-	-	(3)	1,016
	(4)	2,540	-	-	(4)	2,540
Total	$(1,246)	$15,452	$(1,491)	$9,450	$(2,737)	$24,902

2006	Less Than 12 Months		12 Months or More		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
AFS Securities
Equities	$(91)	$427	$(258)	$4,414	$(349)	$4,841
U.S. Treasuries	(4)	3,950	-	-	(4)	3,950
U.S. Agencies	(23)	2,976	(850)	44,155	(873)	47,131
Corporate securities	(7)	1,010	(232)	13,923	(239)	14,933
Municipal securities	(16)	1,299	(1)	29	(17)	1,328
	(141)	9,662	(1,341)	62,521	(1,482)	72,183
HTM Securities
Corporate securities	(11)	1,515	-	-	(11)	1,515
Municipal securities	-	-	-	-	-	-
	(11)	1,515	-	-	(11)	1,515
Total	$(152)	$11,177	$(1,341)	$62,521	$(1,493)	$73,698

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3:  Securities (continued)

Contractual maturities of investment securities as of December 31, 2007, are shown below (in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

	Available for Sale		Held to Maturity
Maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
0 - 1 years	$42,790	$51,286	$650	$655
1 - 5 years	41,388	41,252	1,568	1,587
5 - 10 years	31,239	31,907	-	-
Over 10 years	8,468	6,933	1,525	1,524
	$123,885	$131,378	$3,743	$3,766

Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 80% and 67% of the investments in corporate bonds at December 31, 2007 and 2006, respectively, consisted of investments in companies doing business in the financial services sector.  Approximately 20% and 33% of the investments in corporate bonds at December 31, 2007 and 2006, respectively, consisted of investments in companies doing business in the industrial sector.

Proceeds from the sale of available for sale securities were $48.2 million for the year ended December 31, 2007 and $1.9 million for the year ended December 31, 2005.  Gross realized losses on sales of securities were $937 thousand in 2007 and $25 thousand in 2006.

The following table shows securities which were pledged to secure borrowings, public deposits and repurchase agreements, as permitted or required by law, at December 31, 2007 (in thousands):

	Amortized Cost	Fair Value
To the Federal Home Loan Bank to secure borrowings	$3,505	$3,508
To state government to secure public deposits	21,701	22,089
To Federal Reserve to secure repurchase agreements	42,853	43,140
To Federal Reserve to secure customer tax payments	3,001	3,002
Other securities pledged	10,673	10,890
Total pledged securities	$81,733	$82,629

Securities with an amortized cost of $32.2 million and fair values of $31.0 million were pledged as of December 31, 2006.

Note 4: Loans and Allowance for Loan Losses

We originate commercial, real estate mortgage, construction and land development and installment loans primarily in Clallam, Island, Jefferson, King, Kitsap, Pierce, Skagit, Snohomish, and Whatcom Counties. Although we have a diversified loan portfolio, local economic conditions may affect the borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at fixed, adjustable, and variable interest rates.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4: Loans and Allowance for Loan Losses (continued)

The major classifications of loans, excluding loans held for resale, at December 31 are as follows (in thousands):

	2007	2006
Commercial and industrial	$403,511	$381,800
Real Estate:
Commercial	1,007,152	901,098
Construction	1,068,196	741,707
Land development	540,419	403,095
Completed lots	250,738	189,249
Residential 1-4 family	283,470	236,344
Installment and other loans	67,460	63,116
	3,620,946	2,916,409
Unearned fee income	(15,051)	(15,629)
Total loans	$3,605,895	$2,900,780

Contractual maturities of loans, excluding loans held for resale and net of deferred fees, as of December 31, 2007, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

	Within 1 Year	1 -5 Years	After 5 Years	Total
Commercial and industrial	$247,355	$125,725	$29,489	$402,569
Real Estate:
Commercial	208,168	418,368	377,380	1,003,916
Construction	1,007,781	48,174	6,707	1,062,662
Land development	486,633	50,777	-	537,410
Completed lots	198,682	45,841	5,050	249,573
Residential 1-4 family	109,719	111,784	60,841	282,344
Installment and other loans	15,085	15,118	37,218	67,421
Total loans	$2,273,423	$815,787	$516,685	$3,605,895

	1 -5 Years	After 5 Years
Fixed rates	$617,733	$80,798
Variable rates	198,054	435,887
	$815,787	$516,685

As December 31, 2007, loans totaling $430.3 million were pledged to secure borrowings.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4: Loans and Allowance for Loan Losses (continued)

Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31 are summarized below (in thousands):

	2007	2006	2005
Beginning balance	$44,195	$37,075	$32,728
Provision for loan losses	11,400	7,500	4,200
Charge-offs	(1,906)	(3,294)	(706)
Recoveries	986	413	853
Merger	2,983	2,501	-
Balance before portion identified for undisbursed loans	57,658	44,195	37,075
Portion of reserve identified for undisbursed
loans and reclassified as a liability	(3,663)	(3,546)	(3,270)
Balance at end of period	$53,995	$40,649	$33,805

Impaired Loans

At December 31, 2007, there were sixty-seven nonaccruing loans, to approximately 19 borrowers, with a combined balance of $20.9 million.  This compares to eight nonaccruing loans with a combined balance of $8.7 million at December 31, 2006, and three nonaccruing loans with a combined balance of $4.9 million at December 31, 2005.  Average balances of these loans were $15.4 million, $8.7 million and $5.0 million, for the years ended December 31, 2007, 2006 and 2005, respectively. The allowance for loan losses related to these loans was approximately $1.6 million in 2007, $914 thousand in 2006 and $247 thousand in 2005.

For the years ended December 31, there are certain amounts of interest collected on nonaccrual loans that are included in income and amounts that have not been accrued, which are indicated in the following table (in thousands):

	2007	2006	2005
Additional interest income which
would have been recorded during the
period under original loan terms	$757	$761	$67

Interest collected and included in
net income for the period	$1,131	$344	$327

Commitments for additional funds
related to loans above	$-	$-	$-

Nonperforming Assets

Our nonperforming assets (“NPA’s”), including loans in nonaccrual and other real estate owned, totaled 0.53% and 0.27% of total assets at December 31, 2007 and 2006, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5: Premises and Equipment

Premises and equipment at December 31 are comprised of the following (in thousands):

	2007	2006
Premises	$31,032	$28,153
Furniture, fixtures and equipment	21,180	19,896
Land	15,597	9,830
Construction in process	11,403	1,702
	79,212	59,581
Accumulated depreciation	(31,919)	(29,555)
Premises and equipment, net	$47,293	$30,026

For the years ended December 31, 2007, 2006 and 2005, depreciation expense on premises and equipment totaled $2.7 million, $2.9 million and $2.7 million, respectively.

Note 6: Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows (in thousands):

	2007	2006
Money market, sweep and NOW accounts	$745,780	$683,948
Savings	254,722	305,669
Time deposits, $100,000 and over	832,373	545,173
Other time deposits	719,835	512,221
Total interest bearing deposits	$2,552,710	$2,047,011

At December 31, 2007, the scheduled maturities of time deposits are as follows (in thousands):
For the Year Ended December 31,	2008	$1,340,726
	2009	110,045
	2010	40,373
	2011	20,921
	2012	36,876
	Thereafter	3,267
		$1,552,208

Note 7: Credit Arrangements

We are a member of the Federal Home Loan Bank (“FHLB”) of Seattle. As a member, we have a committed line of credit up to approximately 11% of total Bank assets, or $430.3 million, at December 31, 2007.

At December 31, 2007, committed lines of credit agreements totaling approximately $85.0 million were available to us from unaffiliated banks, with outstanding balances totaling $43.2 million.  Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8: Federal Home Loan Bank Advances

Contractual maturities of FHLB advances as of December 31, 2007 and 2006 are shown below (in thousands).  Expected maturities may differ from contractual maturities because FHLB has the right to call without penalties.

	2007		2006
	Amount	Interest Rates	Amount	Interest Rates
Within 1 year	$32,556	2.51% - 4.31%	$41,368	2.76% - 6.04%
2 to 3 years	70,452	2.55% - 4.85%	82,791	3.46% - 5.58%
4 to 9 years	130,628	3.87% - 4.91%	97,858	3.53% - 6.77%
10 to 15 years	65,000	3.71% - 4.61%	60,000	4.03% - 4.66%
	$298,636		$282,017

Advances from FHLB are collateralized by qualifying first mortgage loans, qualifying commercial real estate and government agency securities, as required by the agreement with FHLB.

The maximum and average outstanding balances and average interest rates on advances from FHLB were as follows for the year ended December 31 (in thousands):

	2007	2006
Maximum outstanding at any month end	$341,704	$282,017
Average outstanding	294,169	258,991

Weighted average interest rates
Annual	4.15%	4.72%
End of year	4.43%	4.69%

Note 9: Securities Sold Under Agreements to Repurchase

We have sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase on a short-term basis. The securities underlying the agreements were held by a safekeeping agent and had an amortized cost of $42.9 million and fair values of $43.1 million as of December 31, 2007 (see Note 3).  Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.  We may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreement to repurchase were $34.6 million at December 31, 2007, and $11.1 million at December 31, 2006.  The average daily balance of outstanding agreements during the period was $11.5 million in 2007 and $8.5 million in 2006, with maximum outstanding agreements at any month end of $34.6 million and $10.0 million, respectively.

Note 10: Junior Subordinated Debentures

On February 1, 2006, we acquired 100 percent of the outstanding shares of NorthStar Financial Corporation.  As part of the transaction, we acquired two statutory business trusts which had been formed in December of 2004.  NorthStar Financial Corporation Statutory Trust I (“Trust I”) and NorthStar Financial Corporation Statutory Trust II (“Trust II”), collectively the Trusts, were formed for the exclusive purposes of issuing and selling capital securities and utilizing the proceeds to acquire junior subordinated debt.

The Trusts raised $5.2 million in cash through the issuance of $5.0 million of trust preferred securities and $156 thousand of common stock. The trust preferred securities are owned by third parties and the common stock is owned by the Corporation.  The proceeds from the sale of the trust preferred securities and the common stock were invested by the Trusts in $5.2 million of junior subordinated debentures issued by NorthStar Financial Corporation and assumed by us in the acquisition.  On the December 31, 2007, balance sheet, the $5.2 million of junior subordinated debentures is reflected as a liability and the $156 thousand of common stock of the Trusts is included in other assets.  There were $5.0 million in trust preferred securities outstanding at December 31, 2007.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10: Junior Subordinated Debentures (continued)

The Trusts accrue interest and make cash distributions on the trust preferred securities periodically at rates specified in the trust agreement.  The interest rate on Trust I trust preferred securities is fixed at 6.0%.  The interest rate on Trust II trust preferred securities is the Three-Month Libor rate plus 2%, and is adjusted quarterly.  As of December 31, 2007, the interest rate on Trust II trust preferred securities was 7.02%.  We pay interest on the junior subordinated debentures to the Trusts equal to the rate at which the Trusts accrue and pay interest on their trust preferred securities.  Interest expense incurred on the junior subordinated debentures totaled $347 thousand for the year ended December 31, 2007.

The junior subordinated debentures mature in February 2033.  The Trust’s trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures.  In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Trust’s trust preferred securities are redeemable by us in whole before February 23, 2010, at 100% of the liquidation amount.  Upon approval of the Federal Reserve, we may redeem the Trust’s trust preferred securities in whole or in part on or after February 23, 2010, at 100% of the liquidation amount.  We fully and unconditionally guarantee the Trust’s trust preferred securities.  As of December 31, 2007, $5.0 million of the Trust’s preferred securities qualify as Tier I capital under the guidelines of the Federal Reserve.

Note 11: Income Taxes

The components of the provision for income tax for the years ended December 31, are as follows (in thousands):

	2007	2006	2005
Current	$43,066	$37,090	$27,962
Deferred	(5,480)	(1,721)	(1,633)
Provision for income tax	$37,586	$35,369	$26,329

The following table shows the nature and components of the net deferred tax assets, established at an estimated tax rate of 35% at December 31 (in thousands):

	2007	2006
Deferred tax assets
Allowance for possible loan losses, in excess of tax reserves	$20,159	$15,341
Intangible assets	1,468	-
Other deferred tax assets	892	1,684
Total deferred tax assets	22,519	17,025

Deferred tax liabilities
FHLB stock dividends	(2,574)	(2,522)
Deferred loan fees	(1,964)	(2,276)
Unrealized gain on available for sale securities	(2,626)	(3,325)
Other deferred tax liabilities	(1,875)	(1,601)
Total deferred tax liabilities	(9,039)	(9,724)
Net deferred tax assets	$13,480	$7,301

We believe, based upon available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11: Income Taxes (continued)

A reconciliation of the effective income tax rate with the federal statutory tax rate for the years ended December 31 is as follows (in thousands):

	2007		2006		2005
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax provision at statutory rate	$39,034	35%	$36,498	35%	$27,270	35%
Effect of nontaxable interest income	(1,085)	(1%)	(1,129)	(1%)	(740)	(1%)
Other	(363)	-	-	-	(201)	-
Income tax provision at effective rate	$37,586	34%	$35,369	34%	$26,329	34%

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 (“FIN 48”).  We had no unrecognized tax benefits which would require an adjustment to the January 1, 2007, beginning balance of retained earnings.  In addition, we had no unrecognized tax benefits at January 1, 2007, and at December 31, 2007.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense.  During the years ended December 31, 2007, and 2006, we recognized no interest or penalties.

We file federal and various state and local income tax returns.  With few exceptions, we are no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2005.

Note 12: Shareowners’ Equity and Regulatory Matters

In addition to 100 million shares of common stock authorized, we are authorized to issue up to 10 million shares of preferred stock with no par value.  The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock.  There are no preferred shares issued and outstanding.

On December 13, 2007, the Board of Directors declared a $0.175 per share cash dividend to shareowners of record as of January 7, 2008, and payable on January 21, 2008.

On August 16, 2006, the Board of Directors announced the adoption of a stock repurchase program authorizing the repurchase of up to 2,263,323 shares of common stock.  The program expires in August of 2008.  There were 431,935 shares available to repurchase under the program at December 31, 2007.

We are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines in the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the following table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to average risk weighted assets is referred to as the Tier I ratio. Management believes, as of December 31, 2007 and 2006, that the Corporation and Bank meet the capital adequacy requirements to which they are subject.

As of the most recent notification from the Bank's primary regulator, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this categorization.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 12: Shareowners’ Equity and Regulatory Matters (continued)

(In thousands)			To Be Well
			Capitalized Under
			Prompt Corrective		For Capital
	Actual		Action Provisions		Adequacy Purposes
2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk
weighted assets)
Consolidated	$429,227	11.38%	N/A	N/A	$301,664	8.00%
Frontier Bank	397,844	10.62%	374,529	10.00%	299,623	8.00%

Tier I Capital (to risk
weighted assets)
Consolidated	381,962	10.13%	N/A	N/A	150,833	4.00%
Frontier Bank	350,935	9.37%	224,718	6.00%	149,812	4.00%

Tier I Capital (to
average assets)
Consolidated	381,962	10.55%	N/A	N/A	144,841	4.00%
Frontier Bank	350,935	9.74%	180,136	5.00%	144,109	4.00%

2006
Total Capital (to risk
weighted assets)
Consolidated	$390,752	12.85%	N/A	N/A	$243,324	8.00%
Frontier Bank	360,051	11.92%	302,158	10.00%	241,726	8.00%

Tier I Capital (to risk
weighted assets)
Consolidated	352,656	11.59%	N/A	N/A	121,662	4.00%
Frontier Bank	322,202	10.66%	181,295	6.00%	120,863	4.00%

Tier I Capital (to
average assets)
Consolidated	352,656	11.32%	N/A	N/A	124,638	4.00%
Frontier Bank	322,202	10.47%	153,894	5.00%	123,115	4.00%

Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock (approximately $8.6 million at December 31, 2007, and $6.8 million at December 31, 2006).

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13: Share-Based Compensation Plans

We adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (R), Share-Based Payment (“SFAS No. 123 (R)”), on January 1, 2006, using the “modified prospective” method.  Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS No. 123 (R).  Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

Stock Incentive Plan

In 2006, Shareowners approved a Stock Incentive Plan (the “Plan”) to promote the best interest of the Corporation, our subsidiaries and our shareowners, by providing an incentive to those key employees who contribute to our success.  The Plan allows for incentive stock options, stock grants and stock appreciation rights to be awarded.  The maximum number of shares that may be issued under the Plan is 5,250,000 common shares.  At December 31, 2007, 4,695,647 common shares were available for grant.  Shares issued and outstanding are adjusted to reflect common stock dividends, splits, recapitalization, or reorganization. The Board of Directors make available sufficient shares for each award granted. Options are granted at fair market value, generally vest over three years, and expire ten years from the date of grant.  Dividends are paid on stock grants and are not paid on incentive stock options.  Certain options provide for accelerated vesting if there is a change in control.

We use the Black-Scholes option pricing model to estimate the fair value of each option on the date of grant. The expected term of the options is developed by considering the historical share option exercise experience, historical share retention practices of employees and assumptions about their propensity for early exercise in the future.  Expected volatility is estimated using daily historical volatility. We believe that historical volatility is currently the best estimate of expected volatility. The dividend yield is the annualized yield on our common stock on the date of grant. The risk free interest rate is the yield on the grant date of U.S. Treasury zero coupon issues with a maturity comparable to the expected term of the option. The assumptions used in the Black-Scholes pricing model for options granted during the years ended December 31, 2007, 2006 and 2005, were as follows:

	Years Ended December 31,
	2007	2006	2005
Risk-free interest rate	3.41%	4.60%	5.25%
Expected dividends	2.45%	1.68%	2.20%
Expected volatility	36.50%	35.61%	23.34%
Expected term (in years)	5.7	3.2	3.4

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended is as follows:

			Weighted	Aggregate
			Average	Intrinsic
	Options	Weighted Average	Contractual	Value
	Outstanding	Exercise Price	Term	(Thousands)
Outstanding, December 31, 2006	1,349,128	$17.78
Granted	137,241	18.76
Exercised	(139,105)	13.72
Forfeited/Expired	(15,774)	21.22
Outstanding, December 31, 2007	1,331,490	$18.24	7.0	$2,922

Exercisable at December 31, 2007	1,077,036	$16.91	6.4	$2,922

The weighted-average grant-date fair value of options granted during the years 2007, 2006 and 2005, was $5.79, $8.06 and $3.86, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $1.6 million, $4.8 million and $1.7 million, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13: Share-Based Compensation Plans (continued)

A summary of the status of the nonvested shares under the Plan as of December 31, 2007, and changes during the year then ended, is presented in below:

		Weighted
		Average
		Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2007	130,126	$29.83
Awarded	179,403	15.69
Vested	(71,430)	17.72
Forfeited	(6,300)	29.83
Nonvested at December 31, 2007	231,799	$22.64

As of December 31, 2007, there was $6.6 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of 2.5 years.

The compensation cost that has been charged against income for the Plan was $2.6 million in 2007 and $1.2 million in 2006.  There was no compensation costs charged against income in 2005.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was $904 thousand in 2007 and $430 thousand in 2006.  There was no income tax benefit recognized in the income statement for share-based compensation arrangements in 2005.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2007, 2006 and 2005 was $1.9 million, $4.2 million and $2.5 million, respectively.  The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements totaled $237 thousand, $1.2 million and $205 thousand, respectively, for the years ended December 31, 2007, 2006 and 2005.

1999 Employee Stock Award Plan

In 1999, we adopted the 1999 Employee Stock Award Plan to recognize, motivate, and reward eligible employees for longstanding performance with us and our subsidiaries.  Employees eligible to receive stock awards under this plan must have been employees for at least 20 years, or some other tenure as determined from time to time by the Board of Directors.  The maximum number of shares that may be issued is 45,000 and is adjusted to reflect future common share dividends, splits, recapitalization or reorganization. The stock awards vest immediately when granted.  In 2007, there were 564 shares with a fair value of $15 thousand awarded and vested to employees.  In 2006 and 2005, there were 813 and 1,502 shares with fair values of $17 thousand and $25 thousand, respectively, awarded and vested under this plan.  As of December 31, 2007, there have been 7,786 shares issued under this plan, with 37,214 shares remaining.  The plan is effective for ten years from adoption.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 14: Employee Benefit Plan

We have a profit sharing and salary deferral plan that covers eligible employees.  Contributions to the plan were $4.7 million in 2007, $4.3 million in 2006 and $3.2 million in 2005.  Contributions to the profit sharing plan are discretionary, with a minimum of 6% of employee compensation.  Employer contributions are funded during the period in which it is committed by the Board of Directors.

Note 15: Earnings per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows (in thousands, except for number of shares and per share amounts):

	2007	2006	2005
Net income (numerator)	$73,938	$68,910	$51,584

Shares used in the calculation
(denominator)
Weighted average shares outstanding	45,265,723	45,009,526	42,481,644
Effect of dilutive stock options	335,343	475,461	260,907
Diluted shares	45,601,066	45,484,987	42,742,551

Basic Earnings per share	$1.63	$1.53	$1.21
Diluted Earnings per share	$1.62	$1.52	$1.21

Note 16: Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations.  Such loans had aggregate balances and activity during 2007, 2006 and 2005, as follows (in thousands), and were within regulatory limitations:

	2007	2006	2005
Balance at beginning of year	$85,277	$72,700	$55,762
New loans or advances	10,089	23,342	35,322
Repayments	(42,717)	(10,765)	(18,384)
Balance at end of year	$52,649	$85,277	$72,700

Total deposits beneficially owned by related parties were $4.2 million, $6.4 million and $4.8 million at December 31, 2007, 2006 and 2005, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 17: Commitments and Contingent Liabilities

We lease various branch offices under agreements, which expire between 2008 and 2034. The agreements contain various renewal options and generally require us to maintain the properties.

The total future minimum lease commitments through 2012 and thereafter are as follows (in thousands):

Year ending December 31,	2008	$2,044
	2009	1,859
	2010	1,174
	2011	890
	2012	459
	Thereafter	1,399
		$7,825

Rental expense charged to operations was $2.3 million in 2007, $1.9 million in 2006 and $1.6 million in 2005.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of our customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amount of these instruments reflects the extent of our involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the instrument for commitments to extend credit, standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Our experience has been that approximately 49 percent of loan commitments are drawn upon by customers. While approximately 100 percent of commercial letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing and similar transactions. We underwrite our standby letters of credit using our policies and procedures applicable to loans in general. Standby letters of credit are made `on an unsecured and secured basis. We have not been required to perform on any financial guarantees during the past two years. We have not incurred any material losses on our commitments in 2007, 2006 or 2005.

A summary of the notional amount of financial instruments with off-balance sheet risk at December 31, 2007, is as follows (in thousands):

Amount
Commitments to extend credit	$956,753
Credit card arrangements	41,771
Standby and commercial letters of credit	21,225
$1,019,749

We are a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial condition or results of operations.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 18: Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments.  We determined the estimated fair value amounts using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

Cash equivalents and federal funds sold - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments - For investments fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

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

Off-balance sheet financial instruments - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments (see Note 17). The fair value of these commitments is not material.

The estimated fair values at December 31 are as follows (in thousands):

	2007		2006
	Carrying	Fair	Carrying	Fair
Assets	Value	Value	Value	Value
Cash and due from banks	$99,102	$99,102	$104,222	$104,222
Federal funds sold	5	5	18,673	18,673
Investments
Available for sale	131,378	131,378	111,112	111,112
Held to maturity	3,743	3,766	3,599	3,623
Net loans	3,558,127	3,639,120	2,867,351	2,883,518

Liabilities
Noninterest bearing deposits	390,526	390,526	406,621	406,621
Interest bearing deposits	2,552,710	2,574,268	2,047,011	2,047,748
Federal funds purchased and securities
sold under agreements to repurchase	258,145	258,145	81,673	81,673
FHLB Advances	298,636	298,105	282,017	277,450
Subordinated debt	5,156	4,976	5,156	5,123

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 19: Parent Company (Only) Financial Information

Condensed balance sheets for Frontier Financial Corporation (only) at December 31 are as follows (in thousands):

	2007	2006
ASSETS
Cash	$-	$1,357
Investment in subsidiaries
Bank	350,717	321,626
Nonbank	16,539	9,314
Available for sale securities, at fair value	32,315	35,213
Other assets	73,754	40,247
Total assets	$473,325	$407,757

LIABILITIES
Other liabilities	$13,713	$12,474

SHAREOWNERS' EQUITY
Common stock	252,292	186,163
Retained earnings	202,453	202,945
Accumulated other comprehensive income, net of tax	4,867	6,175
Total shareowners' equity	459,612	395,283
Total liabilities and shareowners' equity	$473,325	$407,757

Condensed statements of income for Frontier Financial Corporation (only) for the years ended December 31 are as follows (in thousands):

	2007	2006	2005
Income
Dividends from Bank	$70,769	$23,846	$16,416
Dividend from FFP	800	1,100	900
Other dividends	819	526	367
Interest	177	186	167
Other income	21	32	95
Total income	72,586	25,690	17,945
Expenses
Personnel	2,523	677	910
Depreciation and amortization	260	267	35
Other	2,457	1,934	1,362
Total expenses	5,240	2,878	2,307
Income before equity in undistributed income
of subsidiaries and benefit equivalent to income tax	67,346	22,812	15,638
Income tax benefit	1,566	800	622
Income before equity in undistributed income
of subsidiaries	68,912	23,612	16,260
Equity in undistributed income of subsidiaries	5,026	45,298	35,324
Net income	$73,938	$68,910	$51,584

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 19: Parent Company (Only) Financial Information (continued)

Condensed statements of cash flows for the years ended December 31 (in thousands):

	2007	2006	2005
Cash flows from operating activities
Net income	$73,938	$68,910	$51,584
Adjustments to reconcile net income to net cash
provided by operating activities
Equity in undistributed income of subsidiaries	(5,026)	(45,298)	(35,324)
Depreciation and amortization	260	267	35
Stock option expense	1,691	73	-
Stock award plan compensation	892	1,156	-
Excess tax benefits associated with stock-based
compensation	(237)	(1,205)	(205)
Other operating activities	(1,940)	(743)	714
Net cash flows provided by operating activities	69,578	23,160	16,804

Cash flows from investing activities
Purchase of available for sale securities	-	(5,496)	(3,196)
Proceeds from maturity of available for sale securities	460	-	-
Other investment activities	(139)	(390)	79
Net cash flows provided by (used in)
investing activities	321	(5,886)	(3,117)

Cash flows from financing activities
Stock options exercised	1,861	4,218	2,549
Cash dividends paid to shareowners	(29,045)	(22,358)	(17,021)
Repurchase of common stock	(44,384)	-	-
Excess tax benefits associated with stock-based
compensation	237	1,205	205
Other financing activities	75	712	(13)
Net cash flows used in financing activities	$(71,256)	$(16,223)	$(14,280)

Increase (decrease) in cash	$(1,357)	$1,051	$(593)
Cash at beginning of year	1,357	306	899
Cash at end of year	$-	$1,357	$306

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 20: Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income

(In thousands)	2007 Quarter Ended
	(Unaudited)
	December 31	September 30	June 30	March 31
Interest income	$79,404	$77,748	$73,997	$68,523
Interest expense	29,883	29,566	27,788	25,804
Net interest income	49,521	48,182	46,209	42,719
Provision for loan losses	6,000	2,100	1,850	1,450
Net interest income after provision
for loan losses	43,521	46,082	44,359	41,269
Non interest income	3,802	3,538	2,562	3,407
Non interest expense	20,226	19,137	19,506	18,147
Income before income tax	27,097	30,483	27,415	26,529
Provision for income tax	9,080	10,256	9,244	9,006
Net income	$18,017	$20,227	$18,171	$17,523
Basic earnings per share	$0.40	$0.46	$0.41	$0.39
Diluted earnings per share	$0.40	$0.46	$0.40	$0.38
Weighted average basic shares outstanding	44,645,895	44,033,951	44,635,972	45,176,326
Weighted average diluted shares outstanding	44,871,141	44,332,276	44,991,139	45,624,490

(In thousands)	2006 Quarter Ended
	(Unaudited)
	December 31	September 30	June 30	March 31

Interest income	$67,377	$66,201	$61,346	$55,220
Interest expense	24,327	23,533	21,166	17,916
Net interest income	43,050	42,668	40,180	37,304
Provision for loan losses	2,300	1,700	1,000	2,500
Net interest income after provision
for loan losses	40,750	40,968	39,180	34,804
Non interest income	3,403	3,466	3,438	5,316
Non interest expense	17,601	16,408	16,269	16,768
Income before income tax	26,552	28,026	26,349	23,352
Provision for income tax	9,001	9,500	8,944	7,924
Net income	$17,551	$18,526	$17,405	$15,428
Basic earnings per share	$0.39	$0.41	$0.39	$0.35
Diluted earnings per share	$0.38	$0.40	$0.38	$0.35
Weighted average basic shares outstanding	45,328,840	45,276,225	45,202,309	44,215,528
Weighted average diluted shares outstanding	45,866,921	45,743,603	45,573,583	44,685,555