Form 10-K, Exhibit 13
FRONTIER FINANCIAL CORP /WA/
filed 2009-03-12
CIK 716457

MESSAGE FROM THE CHAIRMAN

The year 2008 saw dramatic change for your company.  In December, Bob Dickson, founder, long-time CEO and Chairman of Frontier Financial Corporation and Frontier Bank, announced his intention to step down from his role as Chairman and to retire from the Board of Directors at year-end.  I accepted the invitation of the Board to become the Chairman and Chief Executive Officer of Frontier Financial Corporation and Chairman of Frontier Bank. I am enthusiastic about the opportunity to work with the experienced and talented staff at Frontier to meet the unprecedented challenges confronting us in this economic environment. My goal is to help realign the business model and direction of our company to address the realities of these times.

Frontier Bank has, for many years, been one of the best performing banks in the entire country. Despite the very severe collapse of the residential real estate markets and the economy, Frontier remains in a strong competitive position with a loyal customer following, thanks to the efforts of our tremendous staff members. To remain strong and improve the Bank’s performance, we have intensified our efforts to diversify our portfolio and risk profile, and preserve capital by significantly increasing our focus on business banking, commercial and industrial lending and consumer banking. We intend to continue our aggressive resolution of problem real estate related loans. As part of these initiatives, we have established a Business Banking Division to coordinate and target our efforts to increase our commercial banking portfolio.

I am pleased that Director and former CEO of the holding company, Mike Clementz, accepted the position as President of Frontier Financial Corporation and CEO of Frontier Bank as part of our leadership team to guide this redirection. John Dickson has assumed the position of President of Frontier Bank, and continues to oversee the core banking business.

While there are many uncertainties and obstacles in this economic environment, unlike anything that any of us have faced, I believe that all of us pulling together will allow us to succeed in accomplishing what needs to be done.

Looking back on 2008, Frontier Bank faced what has been the most challenging 12 months in its 30 years of business. Every one of us is experiencing the effects of a crippled economy and an unprecedented crisis in the entire financial system. Frontier is no exception.

Our goal is to implement a revised business plan that is focused on emphasizing our business banking team, rebalancing the loan portfolio and cultivating core deposits. This presents an exciting opportunity for our organization, and I look forward to working with our dedicated team members to achieve it.

Looking ahead, Frontier Bank cannot control the economic environment, so we will focus on what we can control:

•	We are working with our borrowers on repayment plans and aggressive resolution of problem loans.

•	We are continuing aggressive additions to loan loss reserves.

•	We have suspended the origination of new residential construction and land development loans.

•
We are working to expand our business banking unit, which is comprised of some of the most seasoned and experienced commercial bankers in the Northwest. Over time, we will achieve a balanced asset mix for the
Bank.

•	We are strengthening our capital position by selling assets, reducing expenses and seeking outside investors, and have made the difficult decision to suspend the payment of a dividend.

•	We have established new communication channels with our customers, shareholders and employees.

You may recall from previous announcements that the Board eliminated its meeting fees in the third quarter, and the Executive Management Team took reductions in base salary and eliminated bonuses amounting to a 40% reduction in total compensation. Noninterest expenses were reduced by 10%, and that effort continues. This was done to forestall a reduction in staff members who take care of our very loyal customers.

The executive team is committed to successfully managing credit risk while maintaining adequate levels of capital and liquidity. Further, we are committed to leading Frontier Bank with experience and integrity.

We thank our Board for their steadfastness, especially through these unprecedented times. As we continue to fulfill our mission to be “a highly respected and profitable independent community bank and to be widely recognized as a premier provider of financial services,” we are grateful for the dedication, professionalism and loyalty of our staff, and for the continued confidence and trust from our shareholders and customers. We believe that in the worst economic downturn in our lifetime, there is a brighter day for all of us, and we, at Frontier, are working very hard to make it so.

I appreciate your continued support, and thank you for your allegiance to Frontier Bank.

Sincerely,

Patrick M. Fahey
Chairman and CEO

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Frontier Financial Corporation

We have audited the accompanying consolidated balance sheets of Frontier Financial Corporation and Subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frontier Financial Corporation and Subsidiaries, as of December 31, 2008, and December 31, 2007, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Frontier Financial Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

/s/ Moss Adams LLP

Everett, Washington
March 10, 2009

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In thousands, except for number of shares)

	December 31,
	2008	2007
ASSETS
Cash and due from banks	$52,022	$99,102
Federal funds sold	117,740	5
Securities
Available for sale, at fair value	90,606	131,378
Held to maturity (fair value $3,340 and $3,766)	3,085	3,743
Total securities	93,691	135,121

Loans held for resale	6,678	6,227
Loans	3,772,055	3,605,895
Allowance for loan losses	(112,556)	(53,995)
Net loans	3,666,177	3,558,127

Premises and equipment, net	51,502	47,293
Intangible assets	794	78,150
Federal Home Loan Bank (FHLB) stock	19,885	18,738
Bank owned life insurance	24,321	23,734
Other real estate owned	10,803	367
Other assets	67,510	35,052
Total assets	$4,104,445	$3,995,689

LIABILITIES
Deposits
Noninterest bearing	$395,451	$390,526
Interest bearing	2,879,714	2,552,710
Total deposits	3,275,165	2,943,236

Federal funds purchased and securities sold under agreements to repurchase	21,616	258,145
Federal Home Loan Bank advances	429,417	298,636
Junior subordinated debentures	5,156	5,156
Other liabilities	21,048	30,904
Total liabilities	3,752,402	3,536,077

Commitments and Contingent Liabilities (Note 19)

SHAREHOLDERS' EQUITY
Preferred stock, no par value; 10,000,000 shares authorized	-	-
Common stock, no par value; 100,000,000 shares authorized; 47,095,103 and
46,950,878 shares issued and outstanding in 2008 and 2007, respectively	256,137	252,292
Retained earnings	98,020	202,453
Accumulated other comprehensive income (loss), net of tax	(2,114)	4,867
Total shareholders' equity	352,043	459,612
Total liabilities and shareholders' equity	$4,104,445	$3,995,689

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(In thousands, except for number of shares and per share amounts)

	For the Year Ended December 31,
	2008	2007	2006
INTEREST INCOME
Interest and fees on loans	$273,392	$294,099	$244,493
Interest on federal funds sold	457	958	1,448
Interest on investments
Taxable	4,999	4,475	3,998
Exempt from federal income tax	207	140	205
Total interest income	279,055	299,672	250,144
INTEREST EXPENSE
Interest on deposits	96,091	97,080	73,526
Interest on FHLB advances	14,244	13,402	12,195
Interest on federal funds purchased and securities
sold under agreements to repurchase	1,850	2,559	1,221
Total interest expense	112,185	113,041	86,942
Net interest income	166,870	186,631	163,202

PROVISION FOR LOAN LOSSES	120,000	11,400	7,500

Net interest income after provision for loan losses	46,870	175,231	155,702

NONINTEREST INCOME
Provision for loss on impairment of securities	(6,430)	-	-
Gain (loss) on sale of securities	4,570	(937)	(25)
Gain on sale of secondary mortgage loans	1,321	1,586	1,491
Gain on sale of premises and equipment	30	24	2,445
Gain on sale of other real estate owned	97	-	-
Service charges on deposit accounts	5,421	4,721	4,214
Other noninterest income	9,821	7,915	7,498
Total noninterest income	14,830	13,309	15,623

NONINTEREST EXPENSE
Salaries and employee benefits	48,403	48,297	42,104
Occupancy expense	11,148	9,956	9,108
State business taxes	2,013	2,066	2,213
FHLB prepayment penalty	-	1,534	-
Other noninterest expense	21,435	15,163	13,621
	82,999	77,016	67,046
Goodwill impairment	77,073	-	-
Total noninterest expense	160,072	77,016	67,046
INCOME (LOSS) BEFORE PROVISION (BENEFIT)
FOR INCOME TAX	(98,372)	111,524	104,279
PROVISION (BENEFIT) FOR INCOME TAX	(8,635)	37,586	35,369
NET INCOME (LOSS)	$(89,737)	$73,938	$68,910
Weighted average number of
shares outstanding for the period	46,991,625	45,265,723	45,009,526
Basic earnings (loss) per share	$(1.91)	$1.63	$1.53
Weighted average number of diluted shares
outstanding for the period	46,991,625	45,601,066	45,484,897
Diluted earnings (loss) per share	$(1.91)	$1.62	$1.52

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(In thousands, except number of shares)

					Accumulated
					Other
	Common Stock		Comprehensive	Retained	Comprehensive
	Shares	Amount	Income (Loss)	Earnings	Income (Loss)	Total
Balance, December 31, 2005	28,438,150	$132,598		$159,075	$4,424	$296,097

Comprehensive Income:
Net income for 2006	-	-	$68,910	68,910	-	68,910
Other comprehensive income,
Unrealized gain on available
for sale securities, net of tax $942	-	-	1,751	-	1,751	1,751
Total comprehensive income			$70,661
Stock options exercised	275,283	4,218		-	-	4,218
Stock award plan	20,542	1,156		-	-	1,156
Three for two stock split	15,102,634	-		-	-	-
Tax benefit from stock options	-	1,205		-	-	1,205
Merger	1,513,707	46,913		-		46,913
Stock option expense	-	73		-	-	73
Cash dividends declared (50¢ per share)	-	-		(25,040)	-	(25,040)
Balance, December 31, 2006	45,350,316	186,163		202,945	6,175	395,283

Comprehensive Income:
Net income for 2007	-	-	$73,938	73,938	-	73,938
Other comprehensive income,
Unrealized loss on available
for sale securities, net of tax ($699)	-	-	(1,308)	-	(1,308)	(1,308)
Total comprehensive income			$72,630
Stock options exercised	139,105	1,861		-	-	1,861
Stock award plan	71,994	892		-	-	892
Tax benefit from stock options	-	237		-	-	237
Stock option expense	-	1,691		-	-	1,691
Merger	3,230,795	61,613		-	-	61,613
Fractional shares - merger	-	-		(1)	-	(1)
Stock repurchased	(1,841,332)	(165)		(44,219)	-	(44,384)
Cash dividends declared (65¢ per share)	-	-		(30,210)	-	(30,210)
Balance, December 31, 2007	46,950,878	252,292		202,453	4,867	459,612

Comprehensive Income:
Net loss for 2008	-	-	$(89,737)	(89,737)	-	(89,737)
Other comprehensive loss,
Unrealized loss on available
for sale securities, net of tax ($4,085)	-	-	(6,981)	-	(6,981)	(6,981)
Total comprehensive loss			$(96,718)
Stock options exercised	31,125	391		-	-	391
Stock award plan	130,223	700		-	-	700
Tax benefit from stock options	-	49		-	-	49
Stock option expense	-	2,707		-	-	2,707
Stock repurchased	(17,123)	(2)		(70)	-	(72)
Cumulative effect of change in
accounting principle, net of tax	-	-		(413)	-	(413)
Cash dividends declared (48¢ per share)	-	-		(14,213)	-	(14,213)
Balance, December 31, 2008	47,095,103	$256,137		$98,020	$(2,114)	$352,043

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(89,737)	$73,938	$68,910
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	3,750	2,733	2,851
Amortization	247	64	144
Intangible amortization	283	235	231
Provision for loan losses	120,000	11,400	7,500
Provision for loss on impairment of securities	6,430	-	-
(Gain) loss on sale of securities	(4,570)	937	25
Gain on sale of premises and equipment	(30)	(24)	(2,445)
Gain on sale of other real estate owned	(97)	-	-
Gain on sale of secondary market loans	(1,321)	(1,586)	(1,491)
Proceeds from sales of mortgage loans	94,815	158,345	111,720
Origination of mortgage loans held for sale	(93,945)	(155,766)	(111,736)
Goodwill impairment	77,073	-	-
Deferred taxes	(20,431)	(5,480)	(1,721)
Stock award plan compensation	700	892	1,156
Stock option expense	2,707	1,691	73
Excess tax benefits associated with equity-based compensation	(49)	(237)	(1,205)
Increase in cash surrender value of BOLI	(587)	(1,536)	(888)
Changes in operating assets and liabilities
Income taxes receivable	(8,430)	-	-
Income taxes payable	665	(2,100)	(1,950)
Interest receivable	1,254	(2,689)	(3,780)
Interest payable	4,332	4,292	4,513
Other operating activities	(6,182)	(1,161)	(1,343)
Net cash provided by operating activities	86,877	83,948	70,564
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in federal funds sold	(117,735)	18,668	(17,940)
Purchase of securities available for sale	(306,126)	(84,724)	(17,324)
Proceeds from sales of available for sale securities	45,568	48,039	-
Proceeds from maturities of available for sale securities	288,165	21,390	20,515
Purchase of held to maturity securities	-	(1,019)	-
Proceeds from maturities of held to maturity securities	650	875	2,114
Purchase of Federal Home Loan Bank stock	(1,147)	(3,116)	-
Net cash flows from loan activities	(242,727)	(510,865)	(517,267)
Purchases of premises and equipment	(7,959)	(16,665)	(3,927)
Proceeds from the sale of premises and equipment	30	24	3,443
Proceeds from the sale of other real estate owned	3,208	-	-
Cash acquired in merger	-	1,234	7,121
Other investing activities	-	2,615	(3,069)
Net cash used in investing activities	$(338,073)	$(523,544)	$(526,334)

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(In thousands)

	For the Year Ended December 31,
	2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in money market, sweep, NOW and savings accounts	$(304,909)	$(35,344)	$182,986
Net change in certificates of deposit	636,838	354,906	209,266
Net change in federal funds purchased and securities sold under
agreements to repurchase	(236,529)	176,472	60,860
Advances from the Federal Home Loan Bank	410,000	324,052	111,756
Repayments to the Federal Home Loan Bank	(279,219)	(321,023)	(69,739)
Stock options exercised	391	1,861	4,218
Excess tax benefits associated with equity-based compensation	49	237	1,205
Purchase of common stock	(72)	(44,384)	-
Cash dividends paid	(22,433)	(29,045)	(22,358)
Other financing activities	-	6,744	(3,833)
Net cash provided by financing activities	204,116	434,476	474,361
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(47,080)	(5,120)	18,591
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	99,102	104,222	85,631
CASH AND DUE FROM BANKS AT END OF YEAR	$52,022	$99,102	$104,222

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$107,853	$107,879	$82,157
Cash paid during the year for income taxes	$19,700	$40,000	$36,595

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer of loans to other real estate owned, net of valuation adjustments	$13,547	$367	$-
Change in portion of reserve identified for undisbursed loans and
reclassified as a liability	$1,581	$(117)	$(276)
Acquisitions:
Assets aquired	$-	$247,078	$209,600
Liabilities assumed	$-	$185,270	$162,687
Net	$-	$61,808	$46,913

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

Frontier Financial Corporation (together with its subsidiary, “FFC”, the “Corporation”, “us”, “we” or “our”) is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers.  We also provide other services such as trust services and insurance and financial service brokerage activities.  We are subject to competition from other financial institutions and to regulation by certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

The consolidated financial statements include the accounts of Frontier Financial Corporation (the “Corporation” or “FFC”), a bank holding company, and its wholly-owned subsidiary, Frontier Bank (the “Bank”).  Effective December 30, 2008, Frontier Financial Corporation merged its wholly-owned subsidiary, FFP, Inc. (“FFP”) into Frontier Bank in a non-cash transaction.  FFP owned certain real property and leased it to Frontier Bank for use in its operations.  At December 30, 2008, FFP had assets totaling approximately $40.9 million and total equity of approximately $17.6 million.  On a consolidated basis, this transaction had no effect on the financial statements of the Corporation for the year ended December 31, 2008.

We have Trusts that were formed for the exclusive purpose of issuing $5.2 million in trust preferred securities (Note 12).  The Trusts are considered variable interest entities (“VIE”), but have not been consolidated as we are not the primary beneficiary.

Our financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”).  All significant intercompany transactions and balances have been eliminated in preparing the consolidated financial statements.  Assets held by the Bank in an agency or fiduciary capacity are not included in the accompanying financial statements.

Change in Accounting Principle

In September 2006, the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) reached a final consensus on Issue No. 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.  EITF 06-4 requires employers to recognize a liability for future benefits provided through endorsement split-dollar life insurance arrangements that extend into postretirement periods in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions or APB No. 12, Omnibus Opinion – 1967.  We adopted the provisions of EITF 06-4 as of January 1, 2008, as a change in accounting principle through a cumulative-effect adjustment to retained earnings in the statement of financial position in the amount of $413 thousand, net of tax.

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.  These reclassifications have no effect on the previously reported financial condition or results of operations of the Corporation.

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

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, deferred income taxes, valuation of intangible assets, fair value measurements, valuation of stock options and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.  In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.  Cash equivalents have an original maturity of three months or less and may exceed federally insured limits. Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank.  The average amount of such balances was $9.0 million in 2008 and $15.1 million in 2007.

Securities

Securities are classified into one of three categories: held to maturity (“HTM”), available for sale (“AFS”) or trading.  Securities are categorized as held to maturity when there is positive intent and ability to hold those securities to maturity.  Securities that are held to maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income.

Securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at estimated fair value, with the net unrealized gain or loss included in comprehensive income (loss), net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.
We had no trading securities at December 31, 2008 and 2007.

Purchase premiums and discounts are recognized in interest income using the interest method over the term of the security. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Loans Held in Portfolio and Related Income (continued)

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These include standby letter of credit and loan commitment fees.

Allowance for Loan Losses

The allowance for loan losses is established to absorb probable future loan losses through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

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

Intangible Assets

Intangible assets include goodwill which represents the excess of the purchase price over the fair value of tangible and specifically identifiable intangible net assets acquired in business combinations.  Goodwill is not amortized but is tested for impairment at least annually.  Other intangible assets are amortized, and included in other noninterest expense, over their estimated useful lives.  Additional information on intangible assets is included in Note 7.

Other Real Estate Owned

Other real estate owned consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value less selling costs. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

Subsequent to the transfer to foreclosed assets held for sale, these assets continue to be recorded at the lower of cost or fair value (less estimated costs to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property prior to sale are capitalized; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in noninterest income or expense.  The amounts that will ultimately be recovered from foreclosed assets may differ substantially from the carrying value of the assets because of future market factors beyond management’s control.  Additional information on other real estate owned is included in Note 5.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Segment Reporting

Our operations are solely in the financial services industry and include providing our customers traditional banking and other financial services.  We operate primarily within western Washington and northwest Oregon.  We make operating decisions and assess performance based on an ongoing review of our consolidated financial results.  We are considered a single operating segment for financial reporting purposes.

Concentrations of Credit Risk

We accept deposits and grant credit primarily within western Washington and northwest Oregon.  Historically, our focus has been on real estate construction lending, but we are in the process of diversifying our loan portfolio.  Due to the downturn in the economy and the negative impact on the local housing market, we are rebalancing our loan portfolio to include more commercial and industrial business and consumer loans.

Advertising Costs

Generally, advertising costs are expenses as incurred.

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

Stock-Based Compensation

Prior to January 1, 2006, we accounted for our stock plans in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).  No stock-based compensation expense was recognized in the Consolidated Statement of Income prior to January 1, 2006, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.  Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (Revised 2004) using the modified-prospective-transition method.  Under the transition method, compensation cost recognized subsequent to January 1, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

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

Earnings (Loss) per Share

Basic earnings (loss) per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits.  Diluted earnings (loss) per share are computed by determining the number of additional shares that are deemed outstanding due to stock options and stock awards under the treasury stock method.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss).  Certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, and such items, along with net income (loss), are components of comprehensive income (loss).

The components of comprehensive income (loss) and related tax effects are as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Unrealized gains (losses) arising during the period on securities available for sale	$(12,926)	$(2,944)	$2,668
Reclassification adjustment for losses realized in net income, net of tax
(tax benefit of $651, $328 and $9, respectively)	1,209	609	16
Tax effect	4,736	1,027	(933)
Net unrealized gains (losses) on securities available for sale	$(6,981)	$(1,308)	$1,751

The components of accumulated other comprehensive income (loss), included in shareholders’ equity, are as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Unrealized holding gains (losses) on available for sale securities	$(3,573)	$7,493	$9,500
Tax effect	1,459	(2,626)	(3,325)
Accumulated other comprehensive income (loss), net of tax	$(2,114)	$4,867	$6,175

Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS 157”).  This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This statement establishes a fair value hierarchy for the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  We elected a partial deferral of SFAS 157 under the provisions of FSP 157-2 related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment.  We are currently evaluating the impact of FSP 157-2 on our financial statements. The impact of partially adopting SFAS 157 effective January 1, 2008, was not material to our financial statements.  Please refer to Note 20 for disclosures related to the adoption of SFAS 157.

In October 2008, the FASB issued FSP FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. The FSP clarifies the application of SFAS No. 157, Fair Value Measurements, when the market for a financial asset is not active. The FSP was effective upon issuance, including reporting for prior periods for which financial statements have not been issued. The adoption of the FSP did not have a material impact on our consolidated financial statements.

 In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  The standard permits, but does not require, us to measure financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  As we did not elect to use the fair value option for any of our financial instruments under the provisions of SFAS 159, our adoption of this statement effective January 1, 2008, did not have a material impact on our financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements (continued)

In September 2006, the EITF reached a final consensus on Issue No. 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.  EITF 06-4 requires employers to recognize a liability for future benefits provided through endorsement split-dollar life insurance arrangements that extend into postretirement periods in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions or APB No. 12, Omnibus Opinion – 1967.  We adopted the provisions of EITF 06-4 as of January 1, 2008, as a change in accounting principle through a cumulative-effect adjustment to retained earnings in the statement of financial position in the amount of $413 thousand, net of tax.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations (“SFAS 141R”).  SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired.  SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009, and is not expected to have a material impact on our consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), to amend and expand the disclosure requirements of SFAS 133 to provide greater transparency about: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective on January 1, 2009, and is not expected to have a material impact on our consolidated financial statements as we currently do not have any derivative instruments.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).  This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States.  Any effect of applying the provisions of this Statement shall be reported as a change in accounting principle in accordance with FASB Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”). An entity shall follow the disclosure requirements of that Statement, and additionally, disclose the accounting principles that were used before and after the application of the provisions of this Statement and the reason why applying this Statement resulted in a change in accounting principle.  SFAS 162 is not expected to have a material impact on our consolidated financial statements as our financial statements are already presented in conformity with GAAP.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Strategic Plan

Our 2008 financial results reflect continued pressure from an uncertain economy and the negative impact on the local housing market. The ratio of nonperforming assets has increased from 0.53% of total assets at December 31, 2007, to 10.87% at December 31, 2008.   Because of this continued pressure, the provision for loan losses increased from $11.4 million in 2007, to $120.0 million in 2008.

During the fourth quarter 2008, we recorded a non-cash charge of $77.1 million related to the impairment of goodwill.  This write down resulted from goodwill impairment testing that was performed at the end of the fourth quarter due to the quarterly decline in the stock price and the resulting difference between the market capitalization and the book value of the Corporation.  The results of step 1 of the goodwill impairment testing demonstrated that the estimated fair value of the Corporation, or reporting unit, was less than the carrying value.  Step 2 of the impairment test indicated no implied fair value of goodwill resulting in full impairment. This impairment charge had no effect on our cash balances or liquidity.  In addition, because goodwill is not included in the calculation of regulatory capitol, the Corporation’s and Bank’s regulatory ratios were not affected by this non-cash expense.

The Board of Directors, in responding to these challenging and unprecedented times, has taken a number of important steps to strengthen the Corporation.

Change in Management

On December 8, 2008, we announced that Robert J. Dickson, founder, long-time Chief Executive Officer (“CEO”) and current Chairman of the Board of Directors would retire from the Board of Directors on December 31, 2008.  Mr. Dickson was the President and CEO of Frontier Bank since its founding in 1978 until 2003, and President and CEO of Frontier Financial Corporation from 1983 until 2003.

Director Patrick M. Fahey replaced Mr. Dickson as Chairman of the Board of Directors of Frontier Financial Corporation and Frontier Bank.  Mr. Fahey joined the Board in 2006 after retiring as Chairman of Regional Banking at Wells Fargo Bank.  Prior to that, Mr. Fahey was Founder, President and CEO of Pacific Northwest Bank for 16 years.

Additionally, we also announced two important changes to the executive management team.  Mr. Fahey was named CEO of Frontier Financial Corporation and Director Michael J. Clementz was named President of Frontier Financial Corporation and CEO of Frontier Bank.  Mr. Fahey brings significant experience to his role as CEO and will be charged with implementing a revised business plan focused on growing a business banking franchise, rebalancing the loan portfolio and cultivating business banking deposits.

John J. Dickson assumed the position of President of Frontier Bank, charged primarily with the ongoing operation of Frontier’s core business.  Mr. Dickson will continue in his role as a Director of Frontier Financial Corporation and Frontier Bank.

Having previously served as President and CEO of Frontier Financial Corporation from 2003 until 2006, Mr. Clementz will assist Mr. Fahey and Mr. Dickson in the ongoing operations of the business and the implementation of the new business banking operations.  Mr. Clementz will continue to serve as a Director of Frontier Financial Corporation and Frontier Bank.

Diversifying the Loan Portfolio

Historically, a main focus has been on real estate construction and land development lending.  However, with few exceptions, we are suspended the origination of new relationships for new real estate construction, land development and lot loans.  As current loans in these categories are renewed, the customer’s total relationship is being analyzed and we may require additional collateral or alternative financing.

In addition, due to the downturn in the economy and the negative impact on the local housing market, we are rebalancing our loan portfolio to include more commercial and industrial business and consumer loans. We formed a Business Banking team, consisting of 38 experienced commercial bankers, who are existing employees of the Bank, to focus on generating loans and deposits to small to medium-sized businesses.  Our goal is to rebalance the loan portfolio over the next three years with the use of the Business Banking team and the lack of originations of any new real estate construction, land development and completed lot loans.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Strategic Plan (continued)

Asset Quality

During the third quarter of 2008, we expanded our special assets group from 5 to 30 individuals, all from within the company, to focus on reducing nonperforming assets.  This group is split into two teams.  One team’s focus is on identifying emerging problem loans with the other team handling legal issues, liquidations and the ultimate sale of foreclosed assets. This structure has enhanced our ability to manage our portfolio of troubled loans.

We have implemented several strategies to reduce our troubled loans.  We are encouraging our builders and developers to present all offers to us for consideration.  Many of our builders have rented completed homes or sold them on a lease to own basis.  These loans are typically amortized over 30 years with a two to three year maturity.  In addition, we have established an internal loan program for financing home purchases for credit worthy buyers who may not be able to obtain a traditional mortgage.  Due to the volatility of the real estate market future recoveries on these loans are uncertain at this time.

In the event that our nonperforming assets continue to increase, this could have an adverse effect on the Bank, causing total capital to drop below levels that may result in regulatory actions or constraints.

Capital Preservation

To preserve capital, the third quarter 2008 quarterly cash dividend was reduced to $0.06 per share, down from $0.18 in the previous quarter.  Additionally, in December of 2008, the Board of Directors voted to suspend the payment of the quarterly cash dividend, beginning in the first quarter 2009.  We are also taking steps to strengthen our capital position.  We have sold assets and reduced expenses and we are looking at adding capital through a private equity investment.  We have engaged an investment banking firm to help facilitate this process.  A Form S-3, Shelf Registration Statement, was filed on November 14, 2008, in anticipation of this action.  We have applied for TARP funds; however, our application has neither been approved nor denied.  Our capital ratios continue to be above the established minimum regulatory capital levels.

While we are taking action to preserve and/or grow capital, there is no assurance that the preservation efforts will be successful or whether we will be successful in raising capital through private investment under acceptable terms, or at all.  In the event capital levels continue to decline, this could have an adverse effect on the Bank causing the capital to drop below levels that may cause regulatory actions or constraints.

Expense Reduction Measures

As part of our strategy to reduce noninterest expense, there were no performance bonuses paid or discretionary profit sharing contributions made to the Employee Benefit Plan for the year ended December 31, 2008.  The Board of Directors of Frontier Bank also elected to forego their director meeting fees indefinitely beginning in the fourth quarter 2008.  Effective January 1, 2009, executive management took a reduction in their base salaries, and as a group, total executive compensation for 2009 will be reduced by approximately 40% from 2008 total compensation.

Deposit Growth

Deposit growth continues to be a strong focus for the Corporation.  We are anticipating further deposit growth in 2009, from the Business Banking team as discussed above.  In addition, management has introduced a new employee incentive program based on deposit growth.

Our liquidity position continues to be strong.  At December 31, 2008, we had $169.8 million in cash and federal funds sold.  In addition, we have $93.7 million in our security portfolio that could be used to support liquidity.

In the event that our efforts to retain a strong liquidity position are not successful, this could have an adverse effect on the Bank causing regulatory actions or constraints.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Strategic Plan (continued)

Possible Regulatory Constraints

The Bank is subject to regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors.

In the event our regulators deem us to be less than well-capitalized, they have the ability to place constraints on our operating practices. Those constraints may include, but are not limited to, regulatory approval to accept brokered deposits, restrictions on capital distributions, expansion, asset growth, management changes, rates paid on deposits and other items.

Note 3: Business Combinations

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 4: Securities

The following table presents the amortized cost, unrealized gains, unrealized losses and fair value of available for sale and held to maturity securities as of December 31, 2008 and 2007 (in thousands).  For the years ended December 31, 2008 and 2007, there were no securities classified as trading.

2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (less than 12 months)	Gross Unrealized Losses (12 months or more)	Aggregate Fair Value
AFS Securities
Equities	$6,107	$61	$(4,057)	$(181)	$1,930
U.S. Treasuries	6,304	153	-	-	6,457
U.S. Agencies	51,594	461	-	-	52,055
Corporate securities	4,528	153	-	(242)	4,439
Mortgage-backed securities	22,791	-	-	-	22,791
Municipal securities	2,855	81	-	(2)	2,934
	94,179	909	(4,057)	(425)	90,606

HTM Securities
Corporate securities	1,524	229	-	-	1,753
Municipal securities	1,561	26	-	-	1,587
	3,085	255	-	-	3,340
Total	$97,264	$1,164	$(4,057)	$(425)	$93,946

2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (less than 12 months)	Gross Unrealized Losses (12 months or more)	Aggregate Fair Value
AFS Securities
Equities	$27,606	$9,255	$(922)	$(1,364)	$34,575
U.S. Treasuries	6,223	88	-	-	6,311
U.S. Agencies	71,385	782	-	-	72,167
Corporate securities	15,537	87	(320)	(124)	15,180
Mortgage-backed securities	-	-	-	-	-
Municipal securities	3,134	14	-	(3)	3,145
	123,885	10,226	(1,242)	(1,491)	131,378

HTM Securities
Corporate securities	1,525	-	(1)	-	1,524
Municipal securities	2,218	27	(3)	-	2,242
	3,743	27	(4)	-	3,766
Total	$127,628	$10,253	$(1,246)	$(1,491)	$135,144

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 4: Securities (continued)

The following table shows gross unrealized losses and fair value of securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007 (in thousands):

2008	Less Than 12 Months		12 Months or More		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
AFS Securities
Equities	$(4,057)	$923	$(181)	$425	$(4,238)	$1,348
U.S. Treasuries	-	-	-	-	-	-
U.S. Agencies	-	-	-	-	-	-
Corporate securities	-	-	(242)	1,769	(242)	1,769
Mortgage-backed securities	-	-	-	-	-	-
Municipal securities	-	-	(2)	23	(2)	23
	$(4,057)	$923	$(425)	$2,217	$(4,482)	$3,140

2007	Less Than 12 Months		12 Months or More		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
AFS Securities
Equities	$(922)	$7,190	$(1,364)	$3,561	$(2,286)	$10,751
U.S. Treasuries	-	-	-	-	-	-
U.S. Agencies	-	-	-	-	-	-
Corporate securities	(320)	5,722	(124)	5,867	(444)	11,589
Mortgage-backed securities	-	-	-	-	-	-
Municipal securities	-	-	(3)	22	(3)	22
	(1,242)	12,912	(1,491)	9,450	(2,733)	22,362

HTM Securities
Corporate securities	(1)	1,524	-	-	(1)	1,524
Municipal securities	(3)	1,016	-	-	(3)	1,016
	(4)	2,540	-	-	(4)	2,540
Total	$(1,246)	$15,452	$(1,491)	$9,450	$(2,737)	$24,902

Management has the ability and intent to hold securities classified as held to maturity until they mature, at which time we expect to receive full value for the securities.  Furthermore, management also has the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 4: Securities (continued)

Management evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to: (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer and (3) our intent and ability to retain a security for a period of time sufficient to allow for any anticipated recovery in fair value.  Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other-than- temporary are reflected in earnings as realized losses.  For the year ended December 31, 2008, we recognized other-than-temporary impairment losses of $6.4 million (pre-tax), related to our holdings in Fannie Mae and Freddie Mac preferred stock and a Lehman Brothers bond and preferred stock.

Certain securities shown above currently have fair values less than amortized cost, and therefore, contain unrealized losses.  We have evaluated these securities and have determined that the decline in value is temporary.  There are six securities with unrealized losses at December 31, 2008.

Contractual maturities of securities as of December 31, 2008, are shown below (in thousands).  Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

	Available for sale		Held to maturity
Maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
0 - 1 years	$11,223	$11,291	$574	$579
1 - 5 years	48,940	49,163	987	1,008
5 - 10 years	1,625	1,731	-	-
Over 10 years	32,391	28,421	1,524	1,753
	$94,179	$90,606	$3,085	$3,340

Proceeds from the sale of available for sale securities totaled $45.6 million for year ended December 31, 2008, and $48.0 million for the year ended December 31, 2007.  Realized gains on sale of securities totaled $4.6 million in 2008, and realized losses totaled $937 thousand in 2007 and $25 thousand in 2006.

The following table shows securities, which were pledged to secure borrowings, public deposits, repurchase agreements and other items, as permitted or required by law, at December 31, 2008 (in thousands):

	Amortized Cost	Fair Value
To the Federal Home Loan Bank to secure borrowings	$502	$517
To state government to secure public deposits	25,213	25,303
To Federal Reserve to secure repurchase agreements	26,069	26,319
To Federal Reserve to secure customer tax payments	4,000	4,080
Other securities pledged	7,004	7,178
Total pledged securities	$62,788	$63,397

Securities with an amortized cost of $81.7 million and fair values of $82.6 million were pledged at December 31, 2007.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 5: Loans and Allowance for Loan Losses

The major classifications of loans, excluding loans held for resale, at December 31 are as follows (in thousands):

	2008	2007
Commercial and industrial	$458,263	$403,511
Real Estate:
Commercial	1,048,431	1,007,152
Construction	952,619	1,068,196
Land development	581,683	540,419
Completed lots	250,405	250,738
Residential 1-4 family	425,874	283,470
Installment and other loans	65,490	67,460
	3,782,765	3,620,946
Unearned fee income	(10,710)	(15,051)
Total loans	$3,772,055	$3,605,895

Contractual maturities of loans, excluding loans held for resale and net of deferred fees, as of December 31, 2008, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.
	Within 1 Year	1 -5 Years	After 5 Years	Total
Commercial and industrial	$272,955	$154,565	$29,695	$457,215
Real Estate:
Commercial	124,502	630,986	289,345	1,044,833
Construction	861,079	84,970	3,860	949,909
Land development	544,019	36,434	-	580,453
Completed lots	207,124	40,819	1,742	249,685
Residential 1-4 family	164,406	203,399	56,687	424,492
Installment and other loans	15,883	15,384	34,201	65,468
Total loans	$2,189,968	$1,166,557	$415,530	$3,772,055

		1 -5 Years	After 5 Years
Fixed rates		$818,792	$79,270
Variable rates		347,765	336,260
		$1,166,557	$415,530

At December 31, 2008, loans totaling $942.3 million were pledged to secure borrowings.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 5: Loans and Allowance for Loan Losses (continued)

Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31 are summarized below (in thousands):

	2008	2007	2006
Beginning balance	$57,658	$44,195	$37,075
Provision for loan losses	120,000	11,400	7,500
Charge-offs	(63,526)	(1,906)	(3,294)
Recoveries	506	986	413
Merger	-	2,983	2,501
Balance before portion identified for undisbursed loans	114,638	57,658	44,195
Portion of reserve identified for undisbursed
loans and reclassified as a liability	(2,082)	(3,663)	(3,546)
Balance at end of period	$112,556	$53,995	$40,649

The allowance for loan losses totaled $112.6 million, or 2.98%, of total loans outstanding at December 31, 2008.  This compares to the allowance for loan losses of $54.0 million, or 1.49%, of total loans outstanding at December 31, 2007, and $40.6 million, or 1.40%, at December 31, 2006.  The increase in the allowance for loan loss for 2008, as compared to 2007 and 2006, is primarily attributable to the downturn in the economy and the negative impact on the local housing market, which significantly affected our real estate construction, land development and completed lot portfolios.

Nonperforming Assets

Loans delinquent 90 days or more or other nonaccruing, restructured and other real estate owned (“OREO”), on which the accrual of interest has been discontinued at December 31 are as follows (in thousands):

	2008	2007	2006
Commercial and industrial	$12,908	$159	$574
Real estate:
Commercial	10,937	-	-
Construction	181,905	19,842	47
Land development	177,139	-	7,143
Completed lots	34,005	804	-
Residential 1-4 family	17,686	93	889
Installment and other	645	10	-
Total nonaccruing loans	435,225	20,908	8,653
Other real estate owned	10,803	367	-
Total nonperforming assets	$446,028	$21,275	$8,653

Restructured loans	$-	$-	$-

Total loans at end of period (1)	$3,778,733	$3,612,122	$2,908,000
Total assets at end of period	$4,104,445	$3,995,689	$3,238,464

Total nonperforming loans to total loans	11.52%	0.58%	0.30%
Total nonperforming assets to total assets	10.87%	0.53%	0.27%

(1) Includes loans held for resale

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 5: Loans and Allowance for Loan Losses (continued)

Nonaccrual Loans

At December 31, 2008, nonaccruing loans totaled $435.2 million, compared to $20.9 million at December 31, 2007, and $8.7 million at December 31, 2006.  Average balances of these loans were $468.5 million, $15.4 million and $8.7 million, for the years ended December 31, 2008, 2007 and 2006, respectively.  The allowance for loan losses related to these loans was approximately $12.9 million in 2008, $1.6 million in 2007 and $914 thousand in 2006.

For the years ended December 31, there are certain amounts of interest collected on nonaccrual loans that are included in income and amounts that have not been accrued, which are indicated in the following table (in thousands):

	2008	2007	2006
Additional interest income which
would have been recorded during the
period under original loan terms	$18,915	$757	$761

Interest collected and included in
net income for the period	$21,004	$1,131	$344

Commitments for additional funds
related to loans above	$-	$-	$-

Other Real Estate Owned

The following table presents the activity related to OREO (in thousands):

	December 31, 2008		December 31, 2007
	Amount	Number	Amount	Number
Beginning balance	$367	1	$-	-
Additions to OREO	12,992	76	367	1
Capitalized improvements	623		-
Valuation adjustments	(68)		-
Disposition of OREO	(3,111)	(13)	-	-
Ending balance	$10,803	64	$367	1

At December 31, 2008, OREO totaled $10.8 million and consisted of 64 properties in Washington (53) and Oregon (11), with balances ranging from $76 thousand to $478 thousand.  At December 31, 2007, we had one OREO property totaling $367 thousand.

Note 6: Premises and Equipment

Premises and equipment at December 31 are comprised of the following (in thousands):
	2008	2007
Premises	$44,440	$31,032
Furniture, fixtures and equipment	25,676	21,180
Land	15,593	15,597
Construction in process	1,155	11,403
	86,864	79,212
Accumulated depreciation	(35,362)	(31,919)
Premises and equipment, net	$51,502	$47,293

For the years ended December 31, 2008, 2007 and 2006, depreciation expense on premises and equipment totaled $3.8 million, $2.7 million and $2.9 million, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 7: Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31 are as follows (in thousands):

	2008	2007
Beginning balance	$77,073	$40,288
Goodwill acquired during the year	-	36,785
Impairment losses	(77,073)	-
Ending balance	$-	$77,073

During the fourth quarter of 2008, we recorded a non-cash charge of $77.1 million related to the impairment of goodwill.  This write down resulted from goodwill impairment testing that was performed at the end of the fourth quarter due to the quarterly decline in the stock price and the resulting difference between the market capitalization and book value of the Corporation.  The results of the goodwill impairment testing demonstrated that the estimated fair value of the Corporation, or reporting unit, was less than the book value, resulting in full impairment.  This impairment charge had no effect on our cash balances or liquidity.  In addition, because goodwill is not included in the calculation of regulatory capital, the Corporation’s and Bank’s regulatory ratios were not affected by this non-cash expense.

The gross carrying amount, accumulated amortization and net carrying amount of amortized intangible assets for the years ended December 31 are as follows (in thousands):

2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$1,054	$(434)	$620
Other	489	(315)	174
Total amortized intangible assets	$1,543	$(749)	$794

2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$1,054	$(256)	$798
Other	489	(210)	279
Total amortized intangible assets	$1,543	$(466)	$1,077

Intangible amortization expense of $283 thousand, $235 thousand and $231 thousand was included in other noninterest expense for the years ended December 31, 2008, 2007 and 2006, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 8: Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows (in thousands):

	2008	2007
Money market, sweep and NOW accounts	$325,554	$745,780
Savings	365,114	254,722
Time deposits, $100,000 and over	1,430,685	832,373
Other time deposits	758,361	719,835
Total interest bearing deposits	$2,879,714	$2,552,710

At December 31, 2008, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	2009	$1,882,705
	2010	211,022
	2011	31,951
	2012	41,469
	2013	19,664
	Thereafter	2,235
		$2,189,046

Note 9: Credit Arrangements

We are a member of the Federal Home Loan Bank (“FHLB”) of Seattle. As a member, we have a committed line of credit up to approximately 15% of total Bank assets, or $617.2 million, at December 31, 2008.

At December 31, 2008, committed lines of credit agreements totaling approximately $12.0 million were available to us from an unaffiliated bank.  There were no outstanding balances related to this line of credit at December 31, 2008.  Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates.  Subsequent to December 31, 2008, we were notified that this unsecured credit agreement has been suspended.

Note 10: Federal Home Loan Bank Advances

Contractual maturities of FHLB advances as of December 31, 2008 are shown below (in thousands).  Expected maturities may differ from contractual maturities because FHLB has the right to call without penalties.

		Amount	Interest Rates
Year Ending December 31,	2009	$68,146	2.44% - 4.49%
	2010	65,786	3.03% - 4.93%
	2011	-	-
	2012	100,485	3.87% - 4.97%
	2013	100,000	3.04%
	Thereafter	95,000	3.71% - 4.66%
		$429,417

Advances from FHLB are collateralized by qualifying first mortgage loans, qualifying commercial real estate and government agency securities, as required by the agreement with FHLB.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 10: Federal Home Loan Bank Advances (continued)

The maximum and average outstanding balances and average interest rates on advances from FHLB were as follows for the year ended December 31 (in thousands):

	2008	2007
Maximum outstanding at any month end	$429,417	$341,704
Average outstanding	340,350	294,169

Weighted average interest rates
Annual	4.09%	4.15%
End of year	3.91%	4.43%

Note 11: Securities Sold Under Agreements to Repurchase

We have sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase on a short-term basis. The securities underlying the agreements were held by a safekeeping agent and had an amortized cost of $26.1 million and fair values of $26.3 million as of December 31, 2008 (see Note 4).  Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.  We may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreement to repurchase were $14.8 million at December 31, 2008, and $34.6 million at December 31, 2007.  The average daily balance of outstanding agreements during the period was $28.8 million in 2008 and $11.5 million in 2007, with maximum outstanding agreements at any month end of $40.1 million and $34.6 million, respectively.

Note 12: Junior Subordinated Debentures

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

The Trusts raised $5.2 million in cash through the issuance of $5.0 million of trust preferred securities and $156 thousand of common stock. The trust preferred securities are owned by third parties and the common stock is owned by the Corporation.  The proceeds from the sale of the trust preferred securities and the common stock were invested by the Trusts in $5.2 million of junior subordinated debentures issued by NorthStar Financial Corporation and assumed by us in the acquisition.  On the December 31, 2008, balance sheet, the $5.2 million of junior subordinated debentures is reflected as a liability and the $156 thousand of common stock of the Trusts is included in other assets.  There were $5.0 million in trust preferred securities outstanding at December 31, 2008.

The Trusts accrue interest and make cash distributions on the trust preferred securities periodically at rates specified in the trust agreement.  The interest rate on Trust I trust preferred securities is fixed at 6.0%.  The interest rate on Trust II trust preferred securities is the Three-Month Libor rate plus 2%, and is adjusted quarterly.  As of December 31, 2008, the interest rate on Trust II trust preferred securities was 4.15%.  We pay interest on the junior subordinated debentures to the Trusts equal to the rate at which the Trusts accrue and pay interest on their trust preferred securities.  Interest expense incurred on the junior subordinated debentures totaled $288 thousand for the year ended December 31, 2008.

The junior subordinated debentures mature in February 2035.  The Trust’s trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures.  In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Trust’s trust preferred securities are redeemable by us in whole before February 23, 2010, at 100% of the liquidation amount.  Upon approval of the Federal Reserve, we may redeem the Trust’s trust preferred securities in whole or in part on or after February 23, 2010, at 100% of the liquidation amount.  We fully and unconditionally guarantee the Trust’s trust preferred securities.  As of December 31, 2008, $5.0 million of the Trust’s preferred securities qualify as Tier I capital under the guidelines of the Federal Reserve.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 13: Income Taxes

The components of the provision for income tax for the years ended December 31, are as follows (in thousands):

	2008	2007	2006
Current	$11,796	$43,066	$37,090
Deferred	(20,431)	(5,480)	(1,721)
Provision (benefit) for income tax	$(8,635)	$37,586	$35,369

The following table shows the nature and components of the net deferred tax assets, established at an estimated tax rate of 35%, at December 31 (in thousands):

	2008	2007
Deferred tax assets
Allowance for possible loan losses, in excess of tax reserves	$40,260	$20,159
Intangible assets	900	1,468
Unrealized loss on available for sale securities	1,459	-
Other deferred tax assets	2,097	892
Total deferred tax assets	44,716	22,519

Deferred tax liabilities
FHLB stock dividends	(2,589)	(2,574)
Deferred loan fees	(2,239)	(1,964)
Unrealized gain on available for sale securities	-	(2,626)
Other deferred tax liabilities	(1,892)	(1,875)
Total deferred tax liabilities	(6,720)	(9,039)
Net deferred tax assets	$37,996	$13,480

We believe, based upon available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate for the years ended December 31 is as follows (in thousands):

	2008		2007		2006
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax provision (benefit) at statutory rate	$(34,627)	(35%)	$39,034	35%	$36,498	35%
Effect of nontaxable interest income	(1,123)	(1%)	(1,085)	(1%)	(1,129)	(1%)
Goodwill	27,131	27%	-	-	-	-
Other	(16)	-	(363)	-	-	-
Income tax provision (benefit) at effective rate	$(8,635)	(9%)	$37,586	34%	$35,369	34%

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 (“FIN 48”).  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  We had no unrecognized tax benefits which would require an adjustment to the January 1, 2007, beginning balance of retained earnings.  We had no unrecognized tax benefits at January 1, 2007, December 31, 2007 or December 31, 2008.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense.  During the years ended December 31, 2008, and 2007, we recognized no interest or penalties.

We file federal and various state and local income tax returns.  With few exceptions, we are no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2006.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 14: Shareholders’ Equity and Regulatory Matters

We are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum ratios and the actual capital ratios for the year ended December 31, 2008 and 2007 are set forth in the table below (in thousands).

			To Be Well
			Capitalized Under
			Prompt Corrective		For Capital
	Actual		Action Provisions		Adequacy Purposes
2008	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk
weighted assets)
Consolidated	$402,612	10.91%	N/A	N/A	$295,126	8.00%
Frontier Bank	390,260	10.55%	370,006	10.00%	296,005	8.00%

Tier I Capital (to risk
weighted assets)
Consolidated	355,653	9.64%	N/A	N/A	147,563	4.00%
Frontier Bank	343,165	9.27%	222,003	6.00%	148,002	4.00%

Tier I Capital (to
average assets)
Consolidated	355,653	8.62%	N/A	N/A	164,981	4.00%
Frontier Bank	343,165	8.53%	201,146	5.00%	160,917	4.00%

2007

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 14: Shareholders’ Equity and Regulatory Matters (continued)

During the third quarter of 2008, the Board of Directors reduced the quarterly cash dividend to $0.06 per share from $0.18 per share, the rate paid in the second quarter of 2008, in an effort to preserve capital.  For the year ended December 31, 2008, we paid cash dividends totaling $22.4 million, compared to $29.0 million for the year ended December 31, 2007.  In an effort to further preserve capital, the Board of Directors voted to suspend the quarterly cash dividend, beginning with the first quarter of 2009.

Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock (approximately $10.0 million at December 31, 2008, and $8.6 million at December 31, 2007).

Note 15: Share-Based Compensation Plans

Stock Incentive Plan

In 2006, Shareholders approved a Stock Incentive Plan (the “Plan”) to promote the best interest of the Corporation, our subsidiaries and our shareholders, by providing an incentive to those key employees who contribute to our success.  The Plan allows for incentive stock options, stock grants and stock appreciation rights to be awarded.  The maximum number of shares that may be issued under the Plan is 5,250,000 common shares.  At December 31, 2008, 4,378,358 common shares were available for grant.  Shares issued and outstanding are adjusted to reflect common stock dividends, splits, recapitalization or reorganization. The Board of Directors make available sufficient shares for each award granted.  Options are granted at fair market value, generally vest over three years and expire ten years from the date of grant.  Dividends are paid on stock grants but not on incentive stock options.  Certain options provide for accelerated vesting if there is a change in control.

We use the Black-Scholes option pricing model to estimate the fair value of each option on the date of grant. The expected term of the options is developed by considering the historical share option exercise experience, historical share retention practices of employees and assumptions about their propensity for early exercise in the future.  Expected volatility is estimated using daily historical volatility. We believe that historical volatility is currently the best estimate of expected volatility.  The dividend yield is the annualized yield on our common stock on the date of grant. The risk free interest rate is the yield on the grant date of U.S. Treasury zero coupon issues with a maturity comparable to the expected term of the option. The assumptions used in the Black-Scholes pricing model and the weighted average grant date fair value of options granted for  the  years ended December 31, 2008, 2007 and 2006, were as follows:

	Years Ended December 31,
	2008	2007	2006
Risk-free interest rate	1.53%	3.41%	4.60%
Expected dividends	3.63%	2.45%	1.68%
Expected volatility	50.72%	36.50%	35.61%
Expected term (in years)	6.1	5.7	3.2
Weighted average grant date fair value	$1.05	$5.79	$8.06

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15: Share-Based Compensation Plans (continued)

A summary of option activity under the Plan, as of December 31, 2008, and changes during the year then ended are as follows:

			Weighted	Aggregate
			Average	Intrinsic
	Options	Weighted Average	Contractual	Value
	Outstanding	Exercise Price	Term	(Thousands)
Outstanding, January 1, 2008	1,331,490	$18.24
Granted	150,750	3.02
Exercised	(31,125)	12.55
Forfeited/Expired	(76,381)	18.50
Outstanding, December 31, 2008	1,374,734	$16.69	6.3	$198

Exercisable at December 31, 2008	1,009,946	$16.93	5.3	$18

A summary of the status of the nonvested stock awards, as of December 31, 2008, and changes during the year then ended, are presented below:

		Weighted Average
		Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2008	231,799	$22.64
Awarded	183,150	6.11
Released	(128,753)	21.93
Forfeited	(16,434)	22.67
Nonvested at December 31, 2008	269,762	$11.74

As of December 31, 2008, there was $4.3 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of 1.7 years.  The total compensation cost that has been charged against income for the Plan was $3.4 million in 2008, $2.6 million in 2007 and $1.2 million in 2006.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.2 million in 2008, $904 thousand in 2007 and $430 thousand in 2006.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $160 thousand, $1.6 million and $4.8 million, respectively.  Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2008, 2007 and 2006 was $391 thousand, $1.9 million and $4.2 million, respectively.  The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements totaled $ 49 thousand, $237 thousand and $1.2 million, respectively, for the years ended December 31, 2008, 2007 and 2006.

1999 Employee Stock Award Plan

In 1999, we adopted the 1999 Employee Stock Award Plan to recognize, motivate and reward eligible employees for longstanding performance with us and our subsidiaries.  Employees eligible to receive stock awards under this Plan must have been employees for at least 20 years, or some other tenure as determined from time to time by the Board of Directors.  The maximum number of shares that may be issued is 45,000 and is adjusted to reflect future common share dividends, splits, recapitalization or reorganization.  The stock awards vest immediately when granted.  In 2008, there were 1,470 shares with a fair value of $25 thousand awarded and vested to employees.  In 2007 and 2006, there were 564 and 813 shares with fair values of $15 thousand and $17 thousand, respectively, awarded and vested under this Plan.  At December 31, 2008, there have been 9,256 shares issued under this Plan, with 35,744 shares remaining.  The Plan is effective for ten years from adoption.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 16: Employee Benefit Plan

We have a profit sharing and salary deferral plan that covers eligible employees.  Contributions to the plan were $1.5 million in 2008, $4.7 million in 2007, and $4.3 million in 2006.  Contributions to the profit sharing plan are discretionary, with a minimum of 6% of employee compensation.  For the year ended December 31, 2008, the Board of Directors elected not to make a contribution to the profit sharing plan as a result of the 2008 reported net loss.  Employer contributions are funded during the period in which it is committed by the Board of Directors.

Note 17: Earnings (Loss) per Share

The numerators and denominators of basic and fully diluted earnings (loss) per share are as follows (in thousands, except for number of shares and per share amounts):

	2008	2007	2006
Net income (loss)	$(89,737)	$73,938	$68,910

Shares used in the calculation
Weighted average shares outstanding	46,991,625	45,265,723	45,009,526
Effect of dilutive stock options	-	335,343	475,461
Diluted shares	46,991,625	45,601,066	45,484,987

Basic earnings (loss) per share	$(1.91)	$1.63	$1.53
Diluted earnings (loss) per share	$(1.91)	$1.62	$1.52

Note 18: Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations.  Such loans had aggregate balances and activity during 2008, 2007 and 2006, as follows (in thousands), and were within regulatory limitations:

	2008	2007	2006
Balance at beginning of year	$52,649	$85,277	$72,700
New loans or advances	6,471	10,089	23,342
Repayments	(2,132)	(42,717)	(10,765)
Balance at end of year	$56,988	$52,649	$85,277

Total deposits beneficially owned by related parties were $3.2 million, $4.2 million and $6.4 million at December 31, 2008, 2007 and 2006, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 19: Commitments and Contingent Liabilities

We lease various branch offices under agreements, which expire between 2009 and 2034. The agreements contain various renewal options and generally require us to maintain the properties.

The total future minimum lease commitments through 2013, and thereafter, are as follows (in thousands):

Year ending December 31,	2009	$1,900
	2010	1,633
	2011	1,346
	2012	886
	2013	845
	Thereafter	1,064
		$7,674

Rental expense charged to operations was $2.1 million in 2008, $2.3 million in 2007 and $1.9 million in 2006.

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

Standby letters of credit and financial guarantees written are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing and similar transactions. We underwrite our standby letters of credit using our policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. We have not been required to perform on any financial guarantees during the past two years. We have not incurred any material losses on our commitments in 2008, 2007 or 2006.

A summary of the notional amount of financial instruments with off-balance sheet risk at December 31, 2008, is as follows (in thousands):

Amount
Commitments to extend credit	$484,407
Credit card arrangements	44,537
Standby and commercial letters of credit	18,133
$547,077

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 20: Fair Value Measurements

As discussed in Note 1, SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used to measure and report fair value of financial assets and liabilities on a recurring or nonrecurring basis:

Securities

Securities available for sale are recorded at fair value on a recurring basis.  Fair value is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1), through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily available (Level 2) or by using a discounted cash flow model (Level 3).

Loans Held for Resale

Mortgage loans originated and designated as held for resale are carried at the lower of cost or estimated fair value, as determined by quoted market prices, where applicable, or the prices for other mortgage loans with similar characteristics, in aggregate, and are measured on a nonrecurring basis (Level 2).  At December 31, 2008, loans held for resale were carried at cost.

Impaired Loans

From time to time, and on a nonrecurring basis, fair value adjustments to collateral dependent loans are recorded to reflect partial write-downs based on the current appraised value of the collateral or internally developed models which contain management’s assumptions.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 20: Fair Value Measurements (continued)

Other Real Estate Owned

Other real estate owned (“OREO”) consists principally of properties acquired through foreclosure and are carried at the lower of cost or estimated market value less selling costs.  Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell.

The following table presents the balances of assets measured at fair value on a recurring basis at December 31, 2008 (in thousands):

	Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Available for sale securities
Equities	$1,327	$603	$-	$1,930
U.S. Treasuries	-	6,457	-	6,457
U.S. Agencies	-	52,055	-	52,055
Corporate securities	-	2,939	1,500	4,439
Mortgage-backed securities	-	22,791	-	22,791
Municipal securities	-	2,934	-	2,934
Total	$1,327	$87,779	$1,500	$90,606

The following table presents the fair value adjustments using significant unobservable inputs (Level 3) for the year ended December 31, 2008 (in thousand):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance	$-
Total gains or losses recognized	-
Purchases	-
Transfers in and/or out of Level 3	1,500
Ending balance	$1,500

At December 31, 2008, we valued investments in a single issuer trust preferred security at par value.  As a result of unprecedented disruptions of certain financial markets, we determined that there were insufficient transactions or other market indicators to accurately determine the fair value of this security.  This determination is considered a Level 3 input.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 20: Fair Value Measurements (continued)

The following table presents the balance of assets measured at fair value on a nonrecurring basis at December 31, 2008, and the total losses resulting from these fair value adjustments for the year ended December 31, 2008 (in thousands):

	Fair Value at December 31, 2008				For the Year Ended December 31, 2008
	Level 1	Level 2	Level 3	Total	Total Losses
Impaired loans (1)	$-	$-	$268,193	$268,193	$60,828
OREO (2)	-	-	10,803	10,803	3,880
	$-	$-	$278,996	$278,996	$64,708

(1)	The loss represents charge offs or impairments on collateral dependent loans for fair value adjustments based on the fair value of the collateral.

(2)	The loss represents charge offs or impairments on other real estate owned for fair value adjustments based on the fair value of the real estate.

There were no material liabilities carried at fair value, measured on a recurring or nonrecurring basis, at December 31, 2008.

Note 21: Fair Value of Financial Instruments

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

Securities - Securities fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Held for Resale - For loans held for resale, carrying value approximates fair value.

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

Bank Owned Life Insurance - The fair value of Bank owned life insurance policies are based on cash surrender value of the insurance contract.

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

Junior Subordinated Debentures - The fair value of junior subordinated debentures is estimated using a discounted cash flow model.

Off-Balance Sheet Financial Instruments - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments (see Note 19). The fair value of these commitments is not material.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 21: Fair Value of Financial Instruments (continued)

The estimated fair values at December 31 are as follows (in thousands):

	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets
Cash and due from banks	$52,022	$52,022	$99,102	$99,102
Federal funds sold	117,740	117,740	5	5
Securities
Available for sale	90,606	90,606	131,378	131,378
Held to maturity	3,085	3,340	3,743	3,766
Loans held for resale	6,678	6,678	6,227	6,227
Loans, net	3,666,177	3,714,492	3,558,127	3,639,120
Bank owned life insurance	24,321	24,321	23,734	23,734

Liabilities
Noninterest bearing deposits	395,451	395,451	390,526	390,526
Interest bearing deposits	2,879,714	2,909,730	2,552,710	2,574,268
Federal funds purchased and securities
sold under agreements to repurchase	21,616	21,616	258,145	258,145
FHLB Advances	429,417	444,441	298,636	298,105
Junior subordinated debentures	5,156	1,676	5,156	4,976

Note 22: Parent Company (Only) Financial Information

Condensed balance sheets for Frontier Financial Corporation (only) at December 31 are as follows (in thousands):

	2008	2007
ASSETS
Cash	$5,702	$-
Investment in subsidiaries
Bank	346,336	350,717
Nonbank	-	16,539
Available for sale securities, at fair value	2,847	32,315
Other assets	2,343	73,754
Total assets	$357,228	$473,325

LIABILITIES
Other liabilities	$5,185	$13,713

SHAREHOLDERS' EQUITY
Common stock	256,137	252,292
Retained earnings	98,020	202,453
Accumulated other comprehensive income, net of tax	(2,114)	4,867
Total shareholders' equity	352,043	459,612
Total liabilities and shareholders' equity	$357,228	$473,325

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 22: Parent Company (Only) Financial Information (continued)

Condensed statements of income for Frontier Financial Corporation (only) for the years ended December 31 are as follows (in thousands):

	2008	2007	2006
Income
Dividends from Bank	$9,471	$70,769	$23,846
Dividends from FFP	414	800	1,100
Other dividends	332	819	526
Interest	174	177	186
Provision for loss on impairment of securities	(460)	-	-
Gain on sale of securities	4,575	-	-
Other income	-	21	32
Total income	14,506	72,586	25,690
Expenses
Personnel	3,399	2,523	677
Depreciation and amortization	238	260	267
Goodwill impairment	77,073	-	-
Other	1,881	2,457	1,934
Total expenses	82,591	5,240	2,878
Income (loss) before equity in undistributed income
of subsidiaries and benefit equivalent to income tax	(68,085)	67,346	22,812
Income tax benefit	342	1,566	800
Income (loss) before equity in undistributed income
of subsidiaries	(67,743)	68,912	23,612
Equity in undistributed income (loss) of subsidiaries	(21,994)	5,026	45,298
Net income (loss)	$(89,737)	$73,938	$68,910

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 22: Parent Company (Only) Financial Information (continued)

Condensed statements of cash flows for the years ended December 31 (in thousands):

	2008	2007	2006

Cash flows from operating activities
Net income (loss)	$(89,737)	$73,938	$68,910
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
Equity in undistributed (income) loss of subsidiaries	21,994	(5,026)	(45,298)
Depreciation and amortization	238	260	267
Provision for loss on impairment of securities	460	-	-
Gain on sale of available for sale securities	(4,575)	-	-
Stock option expense	2,707	1,691	73
Stock award plan compensation	700	892	1,156
Excess tax benefits associated with stock-based
compensation	(49)	(237)	(1,205)
Goodwill impairment	77,073	-	-
Other operating activities	229	(1,940)	(743)
Net cash flows provided by operating activities	9,040	69,578	23,160

Cash flows from investing activities
Purchase of available for sale securities	-	-	(5,496)
Proceeds from sale of available for sale securities	20,941	-	-
Proceeds from maturity of available for sale securities	-	460	-
Other investment activities	(2,214)	(139)	(390)
Net cash flows provided by (used in)
investing activities	18,727	321	(5,886)

Cash flows from financing activities
Stock options exercised	391	1,861	4,218
Cash dividends paid to shareholders	(22,433)	(29,045)	(22,358)
Repurchase of common stock	-	(44,384)	-
Excess tax benefits associated with stock-based
compensation	49	237	1,205
Other financing activities	(72)	75	712
Net cash flows used in financing activities	$(22,065)	$(71,256)	$(16,223)

Increase (decrease) in cash	$5,702	$(1,357)	$1,051
Cash at beginning of year	-	1,357	306
Cash at end of year	$5,702	$-	$1,357

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 23: Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income

(In thousands)	2008 Quarter Ended
	(Unaudited)
	December 31	September 30	June 30	March 31
Interest income	$60,392	$68,821	$72,342	$77,500
Interest expense	26,537	28,095	27,451	30,102
Net interest income	33,855	40,726	44,891	47,398
Provision for loan losses	44,400	42,100	24,500	9,000
Net interest income (loss) after provision
for loan losses	(10,545)	(1,374)	20,391	38,398
Non interest income	7,502	(3,173)	4,198	6,303
Non interest expense	94,937	22,057	21,533	21,545
Income (loss) before income tax	(97,980)	(26,604)	3,056	23,156
Provision (benefit) for income tax	(8,464)	(8,808)	982	7,655
Net income (loss)	$(89,516)	$(17,796)	$2,074	$15,501
Basic earnings (losses) per share	$(1.90)	$(0.38)	$0.04	$0.33
Diluted earnings (losses) per share	$(1.90)	$(0.38)	$0.04	$0.33
Weighted average basic shares outstanding	47,038,400	47,010,944	47,006,729	46,985,320
Weighted average diluted shares outstanding	47,038,400	47,010,944	47,069,136	47,098,645

	2007 Quarter Ended
	(Unaudited)
	December 31	September 30	June 30	March 31
Interest income	$79,404	$77,748	$73,997	$68,523
Interest expense	29,883	29,566	27,788	25,804
Net interest income	49,521	48,182	46,209	42,719
Provision for loan losses	6,000	2,100	1,850	1,450
Net interest income after provision
for loan losses	43,521	46,082	44,359	41,269
Non interest income	3,802	3,538	2,562	3,407
Non interest expense	20,226	19,137	19,506	18,147
Income before income tax	27,097	30,483	27,415	26,529
Provision for income tax	9,080	10,256	9,244	9,006
Net income	$18,017	$20,227	$18,171	$17,523
Basic earnings per share	$0.40	$0.46	$0.41	$0.39
Diluted earnings per share	$0.40	$0.46	$0.40	$0.38
Weighted average basic shares outstanding	44,645,895	44,033,951	44,635,972	45,176,326
Weighted average diluted shares outstanding	44,871,141	44,332,276	44,991,139	45,624,490