Form 10-K, Exhibit 13
period 2009-12-31
FRONTIER FINANCIAL CORP /WA/
filed 2010-03-31
CIK 716457

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Shareholders of Frontier Financial Corporation

We have audited the accompanying consolidated balance sheets of Frontier Financial Corporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frontier Financial Corporation and subsidiary at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s operating losses, its deteriorating capital position, and its Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and Washington State Department of Financial Institutions, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Frontier Financial Corporation and subsidiary’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an adverse opinion thereon.

/s/ Moss Adams LLP
Everett, Washington
March 31, 2010

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders of Frontier Financial Corporation

We have audited Frontier Financial Corporation and subsidiary’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Frontier Financial Corporation and subsidiary’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified and included in its assessment the following material weaknesses: (1) management has not sufficiently adapted it’s policies and procedures for the identification, monitoring and evaluation of impaired loans and for the timely revision to management’s approach for assessing credit risk inherent in the Company’s loan portfolio to reflect changes in the economic environment and (2) management has not adapted its policies and procedures for monitoring and approving of disbursements, capitalizing of costs and reconciling of accounts for specific other real estate owned.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Frontier Financial Corporation and subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 31, 2010 expressed an unqualified opinion on those consolidated financial statements.   Our report contains an explanatory paragraph that states the Company’s operating losses, it’s deteriorating capital position, and its Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and Washington State Department of Financial Institutions, raise substantial doubt about its ability to continue as a going concern.  The material weaknesses described above were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report thereon.

In our opinion, because of the affect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission.

/s/ Moss Adams LLP
Everett, Washington
March 31, 2010

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(In thousands, except for number of shares)

	December 31,
	2009	2008
ASSETS
Cash and due from banks	$93,761	$52,022
Federal funds sold	333,819	117,740
Securities
Available for sale, at fair value	85,092	90,606
Held to maturity (fair value $2,024 and $3,340)	2,102	3,085
Total securities	87,194	93,691

Loans held for resale	3,221	6,678
Loans	2,866,277	3,772,055
Allowance for loan losses	(151,349)	(112,556)
Net loans	2,718,149	3,666,177

Premises and equipment, net	47,704	51,502
Intangible assets	581	794
Federal Home Loan Bank (FHLB) stock	19,885	19,885
Bank owned life insurance (BOLI)	25,385	24,321
Other real estate owned	169,674	10,803
Other assets	98,832	67,510
Total assets	$3,594,984	$4,104,445

LIABILITIES
Deposits
Noninterest bearing	$377,258	$395,451
Interest bearing	2,745,218	2,879,714
Total deposits	3,122,476	3,275,165

Federal funds purchased and securities sold under agreements to repurchase	11,107	21,616
Federal Home Loan Bank advances	375,479	429,417
Junior subordinated debentures	5,156	5,156
Other liabilities	19,280	21,048
Total liabilities	3,533,498	3,752,402

Commitments and Contingent Liabilities (Note 18)

SHAREHOLDERS' EQUITY
Preferred stock, no par value; 10,000,000 shares authorized	-	-
Common stock, no par value; 10,000,000 shares authorized; 4,725,076 and
4,709,510 shares issued and outstanding in 2009 and 2008, respectively	258,202	256,137
Retained earnings (accumulated deficit)	(197,083)	98,020
Accumulated other comprehensive income (loss), net of tax	367	(2,114)
Total shareholders' equity	61,486	352,043
Total liabilities and shareholders' equity	$3,594,984	$4,104,445

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except for number of shares and per share amounts)

	For the Year Ended December 31,
	2009	2008	2007
INTEREST INCOME
Interest and fees on loans	$173,934	$273,392	$294,099
Interest on federal funds sold	766	457	958
Interest on investments
Taxable	2,660	4,999	4,475
Exempt from federal income tax	173	207	140
Total interest income	177,533	279,055	299,672
INTEREST EXPENSE
Interest on deposits	77,661	96,091	97,080
Interest on FHLB advances	15,555	14,244	13,402
Interest on federal funds purchased and securities
sold under agreements to repurchase	246	1,850	2,559
Total interest expense	93,462	112,185	113,041
Net interest income	84,071	166,870	186,631
PROVISION FOR LOAN LOSSES	375,000	120,000	11,400
Net interest income (loss) after provision for loan losses	(290,929)	46,870	175,231

NONINTEREST INCOME
Other-than-temporary impairment loss on securities	(4,289)	(6,430)	-
Net gain (loss) on sale of securities	(102)	4,570	(937)
Gain on sale of secondary mortgage loans	1,675	1,321	1,586
Gain on sale of premises and equipment	136	30	24
Net gain (loss) on other real estate owned	(7,054)	97	-
Service charges on deposit accounts	6,154	5,421	4,721
Other noninterest income	8,394	9,821	7,915
Total noninterest income	4,914	14,830	13,309

NONINTEREST EXPENSE
Salaries and employee benefits	46,985	48,403	48,297
Occupancy expense	10,953	11,148	9,956
State business taxes	1,068	2,013	2,066
FHLB prepayment penalty	-	-	1,534
Federal Deposit Insurance Corporation (FDIC) assessments	15,962	2,650	362
Other noninterest expense	24,766	18,785	14,801
	99,734	82,999	77,016
Goodwill impairment	-	77,073	-
Total noninterest expense	99,734	160,072	77,016
INCOME (LOSS) BEFORE PROVISION (BENEFIT)
FOR INCOME TAX	(385,749)	(98,372)	111,524
PROVISION (BENEFIT) FOR INCOME TAX	(90,655)	(8,635)	37,586
NET INCOME (LOSS)	$(295,094)	$(89,737)	$73,938
Weighted average number of
shares outstanding for the period	4,713,219	4,699,163	4,526,572
Basic earnings (loss) per share	$(62.61)	$(19.10)	$16.33
Weighted average number of diluted shares
outstanding for the period	4,713,219	4,699,163	4,560,107
Diluted earnings (loss) per share	$(62.61)	$(19.10)	$16.21

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(In thousands, except number of shares and per share amounts)

					Retained	Accumulated
					Earnings	Other
	Common Stock		Comprehensive		(Accumulated	Comprehensive
	Shares (1)	Amount	Income (Loss)		Deficit)	Income (Loss)	Total
Balance, December 31, 2006	4,535,032	186,163			202,945	6,175	395,283

Comprehensive Income:
Net income	-	-	$73,938		73,938	-	73,938
Other comprehensive income (loss),
Unrealized loss on available
for sale securities, net of tax ($699)	-	-	(1,308)		-	(1,308)	(1,308)
Total comprehensive income			$72,630
Stock-based compensation	-	2,583			-	-	2,583
Issuances of common stock under stock plans	7,199	-			-	-	-
Stock options exercised	13,910	1,861			-	-	1,861
Tax benefit from stock options	-	237			-	-	237
Stock issued in connection with merger	323,079	61,613			-	-	61,613
Fractional shares - merger	-	-			(1)	-	(1)
Stock repurchased	(184,133)	(165)			(44,219)	-	(44,384)
Cash dividends declared ($6.50 per share)	-	-			(30,210)	-	(30,210)
Balance, December 31, 2007	4,695,087	252,292			202,453	4,867	459,612

Comprehensive Loss:
Net loss	-	-	$(89,737)		(89,737)	-	(89,737)
Other comprehensive income (loss),
Unrealized loss on available
for sale securities, net of tax ($4,085)	-	-	(6,981)		-	(6,981)	(6,981)
Total comprehensive loss			$(96,718)
Stock-based compensation	-	3,407			-	-	3,407
Issuances of common stock under stock plans	13,022	-			-	-	-
Stock options exercised	3,113	391			-	-	391
Tax benefit from stock options	-	49			-	-	49
Stock repurchased	(1,712)	(2)			(70)	-	(72)
Cumulative effect of change in
accounting principle, net of tax	-	-			(413)	-	(413)
Cash dividends declared ($4.75 per share)	-	-			(14,213)	-	(14,213)
Balance, December 31, 2008	4,709,510	$256,137			$98,020	$(2,114)	$352,043

Comprehensive Loss:
Net loss	-	-	$(295,094)		(295,094)	-	(295,094)
Other comprehensive income (loss),
Unrealized gain on available
for sale securities, net of tax $1,336	-	-	2,481	2	-	2,481	2,481
Total comprehensive loss			$(292,613)
Stock-based compensation	-	2,067			-	-	2,067
Issuances of common stock under stock plans	15,269	-			-	-	-
Stock repurchased	(2,546)	(2)			(9)	-	(11)
Stock issued in connection with reverse
stock split (2)	2,843	-			-	-	-
Balance, December 31, 2009	4,725,076	$258,202			$(197,083)	$367	$61,486

(1) Adjusted to reflect a one-for-ten reverse stock split, effective November 24, 2009.
(2) All fractional shares which resulted from the reverse stock split were rounded to the nearest whole share in lieu of fractional shares.

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(295,094)	$(89,737)	$73,938
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	3,923	3,750	2,733
Amortization	848	247	64
Intangible amortization	213	283	235
Provision for loan losses	375,000	120,000	11,400
Other-than-temporary impairment loss on securities	4,289	6,430	-
(Gain) loss on sale of securities	102	(4,570)	937
Gain on sale of other real estate owned	(2,648)	(97)	-
Valuation adjustment on other real estate owned	9,702	68	-
Gain on sale of secondary market loans	(1,675)	(1,321)	(1,586)
Gain on sale of premises and equipment	(136)	(30)	(24)
Goodwill impairment	-	77,073	-
Deferred taxes	37,996	(20,431)	(5,480)
Stock-based compensation	2,067	3,407	2,583
Excess tax benefits associated with stock-based compensation	-	(49)	(237)
Increase in cash surrender value of BOLI	(1,064)	(587)	(1,536)
Changes in operating assets and liabilities
Proceeds from sales of mortgage loans	140,386	94,815	158,345
Origination of mortgage loans held for sale	(135,254)	(93,945)	(155,766)
Income taxes receivable	(73,560)	(8,430)	-
Income taxes payable	185	665	(2,100)
Interest receivable	8,147	1,254	(2,689)
Interest payable	(8,787)	4,332	4,292
Other operating activities	2,938	(6,182)	(1,161)
Net cash provided by operating activities	67,578	86,945	83,948
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in federal funds sold	(216,079)	(117,735)	18,668
Purchase of securities available for sale	(67,642)	(306,126)	(84,724)
Proceeds from sales of available for sale securities	1,360	45,568	48,039
Principal repayments on mortgage-backed securities	8,174	-	-
Proceeds from maturities of available for sale securities	62,208	288,165	21,390
Purchase of held to maturity securities	-	-	(1,019)
Proceeds from maturities of held to maturity securities	975	650	875
Purchase of Federal Home Loan Bank stock	-	(1,147)	(3,116)
Net cash flows from loan activities	351,077	(242,172)	(510,865)
Purchases of premises and equipment	(1,496)	(7,959)	(16,665)
Proceeds from the sale of premises and equipment	936	30	24
Proceeds from the sale of other real estate owned	52,679	3,208	-
Cash acquired in merger	-	-	1,234
Other investing activities	(884)	(623)	2,615
Net cash provided by (used in) investing activities	$191,308	$(338,141)	$(523,544)

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(In thousands)

	For the Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in core deposit accounts	$30,986	$(304,909)	$(35,344)
Net change in certificates of deposit	(183,675)	636,838	354,906
Net change in federal funds purchased and securities sold under
agreements to repurchase	(10,509)	(236,529)	176,472
Advances from the Federal Home Loan Bank	45,000	410,000	324,052
Repayments to the Federal Home Loan Bank	(98,938)	(279,219)	(321,023)
Stock options exercised	-	391	1,861
Excess tax benefits associated with stock-based compensation	-	49	237
Repurchase of common stock	(11)	(72)	(44,384)
Cash dividends paid	-	(22,433)	(29,045)
Other financing activities	-	-	6,744
Net cash provided by (used in) financing activities	(217,147)	204,116	434,476
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	41,739	(47,080)	(5,120)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	52,022	99,102	104,222
CASH AND DUE FROM BANKS AT END OF YEAR	$93,761	$52,022	$99,102

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$102,249	$107,853	$107,879
Cash paid during the year for income taxes	$-	$19,700	$40,000

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer of loans to other real estate owned	$217,720	$12,992	$367
Change in portion of reserve identified for undisbursed loans and
reclassified as a liability	$1,091	$1,581	$(117)
Acquisitions:
Assets aquired	$-	$-	$247,078
Liabilities assumed	$-	$-	$185,270
Net	$-	$-	$61,808

The accompanying notes are an integral part of these financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Nature of Operations

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

Basis of Presentation

Our financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”).  All significant intercompany transactions and balances have been eliminated in preparing the consolidated financial statements.  Assets held by the Bank in an agency or fiduciary capacity are not included in the accompanying financial statements.

All prior period results reflect the one-for-ten reverse stock split, which was effective November 24, 2009.

Consolidation

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

We have Trusts that were formed for the exclusive purpose of issuing $5.2 million in trust preferred securities (Note 11).  The Trusts are considered variable interest entities (“VIE”), but have not been consolidated as we are not the primary beneficiary.

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.  These reclassifications have no effect on the Corporation’s previously reported net income (loss), earnings (loss) per share or shareholder’ equity.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.  Cash equivalents have an original maturity of three months or less and may exceed federally insured limits. Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank.  The average amount of such balances was $49.0 million in 2009 and $9.0 million in 2008.

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

Prior to the second quarter of 2009, we would assess other-than-temporary impairment (“OTTI”), or permanent impairment, based on the nature of the decline and whether we had the ability and intent to hold the securities until a market price recovery.  If we determined a security to be other-than-temporarily impaired, the full amount of impairment would be recognized through earnings in its entirety.  New guidance related to the recognition and presentation of OTTI of debt securities became effective in the second quarter of 2009.  Rather than asserting whether a Company has the ability and intent to hold an investment until a market price recovery, a Company must consider whether it intends to sell a security or if it is likely that they would be required to sell the security before recovery of the amortized cost basis of the investment, which may be maturity.  For debt securities, if we intend to sell the security or it is likely that we will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI.  If we do not intend to sell the security and it is not likely that we will be required to sell the security, but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings.  The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected.  Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI.  The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to other comprehensive income (loss).  Impairment losses related to all other factors are presented as separate categories within other comprehensive income (loss).  For securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows.  The accretion of the amount recorded in other comprehensive income (loss) increases the carrying value of the security and does not affect earnings.  If there is an indication of additional credit losses, the security is re-evaluated according to the procedures described above.  For the years ended December 31, 2009 and 2008, OTTI losses totaling $4.3 million and $6.4 million, respectively, were recognized through earnings.  No OTTI losses were recognized in the year ended December 31, 2007.

We had no trading securities at December 31, 2009 or 2008.

Federal Home Loan Bank Stock

Our investment in Federal Home Loan Bank (“FHLB”) stock is carried at par value ($100 per share), which reasonably approximates its fair value.  As a member of the FHLB system, we are required to maintain a minimum level of investment in FHLB stock based on specific percentages of our outstanding FHLB advances.  We evaluate FHLB stock for other-than-temporary impairment at least annually, and more frequently, when economic or market concerns warrant such evaluation.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Bank Owned Life Insurance (“BOLI”)

BOLI is recorded at its cash surrender value, or the amount that can be realized upon surrender of the policy.  Income from these policies and changes in the cash surrender value are recorded in other income.

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

Nonrefundable fees related to lending activities, other than from direct loan origination or purchase, are recognized as credit related fees and included in noninterest income during the period the related service is provided. These include standby letter of credit and loan commitment fees.

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

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral, less selling costs, if the loan is collateral dependent.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Large groups of smaller balance, homogeneous loans or leases are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer loans or leases for impairment disclosures, unless such loans are the subject of a restructuring agreement.  Loans are reported as restructured when we grant a concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest, extending the maturity date(s) or providing a lower interest rate than would be normally available for a transaction of similar risk.  As a result of these concessions, restructured loans are impaired as the Bank will not collect all amounts due, both principal and interest, in accordance with the terms of the original loan agreement.

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

Management believes that the allowance for loan losses was adequate as of December 31, 2009.  There is, however, no assurance that future loan losses will not exceed the levels provided for in the allowance and could possibly result in additional charges to the provision for loan losses.  In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan losses in future periods, if warranted as a result of their review.  Approximately 84.0% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan losses.  The U.S. recession, the housing market downturn and declining real estate values in our markets have negatively impacted aspects of our real estate construction, land development and completed lot loan portfolios, and have led to an increase in nonperforming loans, charge-offs and the allowance for loan losses.  A continued deterioration in our markets may adversely affect our loan portfolio and may lead to additional charges to the provision for loan losses.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
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

Premises and Equipment

Premises, leasehold improvements and equipment are shown at cost and depreciated using the straight-line method. Depreciation expense is computed over the following estimated useful lives:

Premises 7 to 40 years
Furniture, fixtures and equipment 3 to 7 years

Intangible Assets

Intangible assets include goodwill which represents the excess of the purchase price over the fair value of tangible and specifically identifiable intangible net assets acquired in business combinations.  Goodwill is not amortized but is tested for impairment at least annually.  Other intangible assets are amortized, and included in other noninterest expense, over their estimated useful lives.  Additional information on intangible assets is included in Note 6.

Other Real Estate Owned (“OREO”)

OREO consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value less selling costs. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

Subsequent to the transfer to OREO, these assets continue to be recorded at the lower of cost or fair value (less estimated costs to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property prior to sale are capitalized; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in noninterest income or expense.  The amounts that will ultimately be recovered from foreclosed assets may differ substantially from the carrying value of the assets because of future market factors beyond management’s control.  Additional information on OREO is included in Note 7.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

We currently have one active stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors.  We recognize in the statement of operations the grant date fair value of stock options and other stock-based forms of compensation issued to employees over the employees’ requisite service period (generally the vesting period).

Our 2006 Stock Incentive Plan (the “Plan”) provides for granting of stock options and restricted stock awards.  Stock options and restricted stock awards generally vest ratably over 3 years and are recognized as expense over that same period of time.

We use the Black-Scholes option pricing model to estimate the fair value of each option on the date of grant.  The expected term of the options is developed by considering the historical share option exercise experience, historical share retention practices of employees and assumptions about their propensity for early exercise in the future.  Expected volatility is estimated using daily historical volatility. We believe that historical volatility is currently the best estimate of expected volatility.  The dividend yield is the annualized yield on our common stock on the date of grant.  The risk free interest rate is the yield on the grant date of U.S. Treasury zero coupon issues with a maturity comparable to the expected term of the option. The assumptions used in the Black-Scholes pricing model and the weighted average grant date fair value of options granted for  the  years ended December 31, 2009, 2008 and 2007, were as follows:

	2009	2008	2007
Risk-free interest rate	2.72%	1.53%	3.41%
Expected dividends	-	3.63%	2.45%
Expected volatility	81.62%	50.72%	36.50%
Expected term (in years)	6.2	6.1	5.7
Weighted average grant date fair value	$3.09	$10.50	$57.93

Income Tax

We report income and expenses using the liability method of accounting and file a consolidated tax return. Deferred taxes are determined using the asset and liability method and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between our financial statements and our tax returns.  The principal items giving rise to these differences include depreciation expense, investment income and the allowance for loan losses.  Valuation allowances are established to reduce the net carrying amount of deferred tax assets, if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

We adopted the revised provisions of FASB ASC 740, Income Taxes, relating to the accounting for uncertainty in income taxes on January 1, 2007.  Upon the implementation of the revised provisions, we had no unrecognized tax benefits which would require adjustment.  We periodically review our income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate.  This review takes into consideration the status of current taxing authorities’ examinations of our tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment.  At December 31, 2009 and 2008, we had no unrecognized tax benefits.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense.  During the years ended December 31, 2009, and 2008, we recognized no interest or penalties.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
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

The components of comprehensive income (loss) and related tax effects are as follows (in thousands):

	For the Year Ended December 31,
	2009	2008	2007
Unrealized losses arising during the period on securities available for sale	$(574)	$(12,926)	$(2,944)
Reclassification adjustment for losses realized in net income (loss), net of tax
(tax benefit of $1,537, $651 and $328, respectively)	2,854	1,209	609
Tax effect	201	4,736	1,027
Net unrealized gains (losses) on securities available for sale	$2,481	$(6,981)	$(1,308)

The components of accumulated other comprehensive income (loss), included in shareholders’ equity, are as follows (in thousands):

	For the Year Ended December 31,
	2009	2008	2007
Unrealized holding gains (losses) on available for sale securities	$244	$(3,573)	$7,493
Tax effect	123	1,459	(2,626)
Accumulated other comprehensive income (loss), net of tax	$367	$(2,114)	$4,867

Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In May 2009, the FASB amended ASC 855, Subsequent Events.  The updated guidance established general standards of accounting for and disclosing of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This guidance sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted the provisions of this guidance for the interim period ended June 30, 2009, and the impact of adoption did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”).  SFAS 168 establishes the FASB Accounting Standards CodificationTM (“ASC”) as the source of authoritative generally accepted accounting principles (“GAAP”) for nongovernmental entities.  FASB ASC does not change GAAP.  Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure.  Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph.

In conjunction with the issuance of SFAS 168, the FASB also issued its first Accounting Standards Update No. 2009-1, Topic 105 –Generally Accepted Accounting Principles (“ASU 2009-1”) which includes SFAS 168 in its entirety as a transition to the ASC.    ASU 2009-1 is effective for interim and annual periods ending after September 15, 2009, and will not have an impact on the Corporation’s financial position or results of operations but will change the referencing system for accounting standards.  Certain of the following pronouncements were issued prior to the issuance of the ASC and adoption of the ASUs. For such pronouncements, citations to the applicable Codification by Topic, Subtopic and Section are provided where applicable in addition to the original standard type and number.

The FASB issued ASU 2009–05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value, in August 2009 to provide guidance when estimating the fair value of a liability.  When a quoted price in an active market for the identical liability is not available, fair value should be measured using (a) the quoted price of an identical liability when traded as an asset; (b) quoted prices for similar liabilities or similar liabilities when traded as assets; or (c) another valuation technique consistent with the principles of Topic 820 such as an income approach or a market approach.  If a restriction exists that prevents the transfer of the liability, a separate adjustment related to the restriction is not required when estimating fair value.  The ASU was effective October 1, 2009, and did not have a material impact on our consolidated financial statements.

ASU 2009-12, Fair Value Measurements and Disclosures (Topic 820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), issued in September 2009, allows a company to measure the fair value of an investment that has no readily determinable fair market value on the basis of the investee’s net asset value per share as provided by the investee. This allowance assumes that the investee has calculated net asset value in accordance with the GAAP measurement principles of Topic 946 as of the reporting entity’s measurement date.   Examples of such investments include investments in hedge funds, private equity funds, real estate funds and venture capital funds. The update also provides guidance on how the investment should be classified within the fair value hierarchy based on the value for which the investment can be redeemed.  The amendment is effective for interim and annual periods ending after December 15, 2009, with early adoption permitted.  We do not have investments in such entities and, therefore, there will be no impact to our consolidated financial statements.

ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force, was issued in October 2009 and provides guidance on accounting for products or services (deliverables) separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable.  The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price.  The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  We do not expect the standard to have a material impact on our consolidated financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1: Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

Issued October, 2009, ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, amends ASC Topic 470 and provides guidance for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance.  At the date of issuance, a share-lending arrangement entered into on an entity’s own shares should be measured at fair value in accordance with Topic 820 and recognized as an issuance cost, with an offset to additional paid-in capital.  Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs.  The amendments also require several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement.  The effective dates of the amendments are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009.  We currently have no plans to issue convertible debt and, therefore, do not expect the update to have a material impact on our consolidated financial statements.

ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, issued in December 2009, incorporates SFAS 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS 166”), issued by the FASB in June 2009, within the FASB ASC.  This ASU removes the concept of a qualifying special-purpose entity and establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, and changes the amount that can be recognized as a gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor.  Enhanced disclosures are also required to provide information about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets.  This ASU must be applied as of the beginning of an entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  We do not expect the standard to have a material impact on our consolidated financial statements.

In December 2009, ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, was issued and incorporates SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”), issued by the FASB in June 2009, within the FASB ASC.  This ASU amends previous accounting related to the Consolidation of Variable Interest Entities to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.  Also, this ASU requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE.  Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE.  This ASU will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  We do not expect the standard to have a material impact on our consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on our consolidated financial statements.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Regulatory Actions, Strategic Plan and Going Concern Considerations

Regulatory Actions

FDIC Directive

On March 16, 2010, the Federal Deposit Insurance Corporation (“FDIC”) issued a Supervisory Prompt Corrective Action Directive (“Directive”) to Frontier Bank.  As of that date, Frontier Bank was already operating subject to all of the restrictions set forth in the FDIC Order as noted below, except that the Directive imposed a new requirement that Frontier Bank take one or more of the following actions to recapitalize the Bank within 30 days (by April 15, 2010): (1) sell enough voting shares or obligations of Frontier Bank so that it will be “adequately capitalized,” as defined under the Federal Deposit Insurance Act (“FDI Act”) and the related  FDIC regulations, after the sale; and/or (2) accept an offer to be acquired by a depository institution holding company or combine with another insured depository institution.

FDIC Order

On March 20, 2009, Frontier Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “FDIC Order”) with the FDIC and the Washington Department of Financial Institutions (the “Washington DFI”).  The regulators alleged that Frontier Bank had engaged in unsafe or unsound banking practices by operating with inadequate management and board supervision; engaging in unsatisfactory lending and collection practices; operating with inadequate capital in relation to the kind and quality of assets held at Frontier Bank; operating with an inadequate loan valuation reserve; operating with a large volume of poor quality loans; operating in such a manner as to produce low earnings and operating with inadequate provisions for liquidity.  By consenting to the FDIC Order, Frontier Bank neither admitted nor denied the alleged charges.

Under the terms of the FDIC Order, Frontier Bank cannot declare dividends or pay any management, consulting or other fees or funds to the Corporation, without the prior written approval of the FDIC and the Washington DFI.  Other material provisions of the FDIC Order require Frontier Bank to: (1) review the qualifications of Frontier Bank’s management, (2) provide the FDIC with 30 days written notice prior to adding any individual to the Board of Directors of Frontier Bank (the “Frontier Bank Board”) or employing any individual as a senior executive officer, (3) increase director participation and supervision of Frontier Bank affairs, (4) improve Frontier Bank’s lending and collection policies and procedures, particularly with respect to the origination and monitoring of real estate construction and land development loans, (5) develop a capital plan and increase Tier 1 leverage capital to 10% of Frontier Bank’s total assets by July 29, 2009, and maintain that capital level, in addition to maintaining a fully funded allowance for loan losses satisfactory to the regulators, (6) implement a comprehensive policy for determining the adequacy of the allowance for loan losses and limiting concentrations in commercial real estate and acquisition, development and construction loans, (7) formulate a written plan to reduce Frontier Bank’s risk exposure to adversely classified loans and nonperforming assets, (8) refrain from extending additional credit with respect to loans charged-off or classified as “loss” and uncollected, (9) refrain from extending additional credit with respect to other adversely classified loans without collecting all past due interest, without the prior approval of a majority of the directors on the Frontier Bank Board or its loan committee, (10) develop a plan to control overhead and other expenses to restore profitability, (11) implement a liquidity and funds management policy to reduce Frontier Bank’s reliance on brokered deposits and other non-core funding sources, and (12) prepare and submit progress reports to the FDIC and the Washington DFI.  The FDIC Order will remain in effect until modified or terminated by the FDIC and the Washington DFI.

The FDIC Order does not restrict Frontier Bank from transacting its normal banking business.  Frontier Bank has continued to serve its customers in all areas including making loans, establishing lines of credit, accepting deposits and processing banking transactions.  Customer deposits remain fully insured to the highest limits set by FDIC.  The FDIC and Washington DFI did not impose any monetary penalties in connection with the FDIC Order.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Regulatory Actions, Strategic Plan and Going Concern Considerations (continued)

FRB Agreement

In addition, on July 2, 2009, the Corporation entered into a Written Agreement (the “FRB Written Agreement”) with the Federal Reserve Bank of San Francisco (the “FRB”).  Under the terms of the FRB Written Agreement, the Corporation has agreed to: (1) refrain from declaring or paying any dividends without prior written consent of the FRB; (2) refrain from taking dividends or any other form of payment that represents a reduction in capital from Frontier Bank without prior written consent of the FRB; (3) refrain from making any distributions of interest or principal on subordinated debentures or trust preferred securities without prior written consent of the FRB; (4) refrain from incurring, increasing or guaranteeing any debt without prior written consent of the FRB; (5) refrain from purchasing or redeeming any shares of its stock without prior written consent of the FRB; (6) implement a capital plan and maintain sufficient capital; (7) comply with notice and approval requirements established by the FRB relating to the appointment of directors and senior executive officers as well as any change in the responsibility of any current senior executive officer; (8) not pay or agree to pay any indemnification and severance payments except under certain circumstances, and with the prior approval of the FRB; and (9) provide quarterly progress reports to the FRB.

Compliance Memorandum of Understanding

Frontier Bank and the Frontier Bank Board also entered into a Memorandum of Understanding with the FDIC dated August 20, 2008, relating to the correction of certain violations of applicable consumer protection and fair lending laws and regulations, principally including the failure to provide certain notices to consumers pursuant to the Flood Disaster Protection Act of 1973, and certain violations of the Truth in Lending Act and Regulation Z.

The Memorandum of Understanding requires Frontier Bank and the Frontier Bank Board to (1) correct all violations found and implement procedures to prevent their recurrence; (2) increase oversight of the Frontier Bank Board’s compliance function, including monthly reports from Frontier Bank’s compliance officer to the Frontier Bank Board detailing actions taken to comply with the Memorandum of Understanding; (3) review its compliance policies and procedures and develop and implement detailed operating procedures and controls, where necessary, to ensure compliance with all consumer protection laws and regulations; (4) establish monitoring procedures to ensure compliance with all consumer protection laws and regulations (including flood insurance), including the documentation and reporting of all exceptions to the Frontier Bank Board and its audit committee; (5) review, expand and improve the quality of such compliance with the frequency of compliance audits to be reviewed and approved annually by the Frontier Bank Board or audit committee, with a goal of auditing compliance at least annually; (6) ensure that Frontier Bank’s compliance management function has adequate staff, resources, training and authority for the size and structure of Frontier Bank; (7) establish flood insurance monitoring procedures to ensure loans are not closed without flood insurance and prior notices to customers required by law, that lapses of flood insurance do not occur, and to develop methods to ensure that adequate amounts of flood insurance are provided, with Frontier Bank agreeing to force place flood insurance when necessary; (8) provide additional training for all Frontier Bank personnel, including the Frontier Bank Board and audit and compliance staff for applicable laws and regulations and (9) furnish quarterly progress reports to the Regional Director of the FDIC detailing the actions taken to secure compliance with the Memorandum of Understanding until the Regional Director has released the institution, in writing, from submitting further reports. Frontier Bank was assessed civil monetary penalties of $48,895 for flood insurance violations and required to pay $10,974 in restitution to customers for certain violations of the Truth in Lending Act and Regulation Z.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Regulatory Actions, Strategic Plan and Going Concern Considerations (continued)

Compliance Efforts in Response to Regulatory Actions

We have been actively engaged in responding to the concerns raised by the regulators and have acted promptly on directions received by taking the following actions:

•	Engaged Patrick M. Fahey as chairman of the board and chief executive officer of Frontier on December 4, 2008;

•	Retained an independent consultant to review and evaluate the loan portfolio in the Fall of 2008, and again in July 2009;

•	Organized a special assets group staffed by 42 managers and employees, to accelerate the collection and resolution of delinquent and adversely classified loans;

•	Developed capital management, liquidity and funds management plans;

•	Increased board and senior management oversight of Frontier Bank, its lending and operations, including special board meetings;

•	Established a communications procedure for reporting progress in all areas to the FDIC, Washington DFI and FRB.

Strategic Plan

The results for 2009 reflect continued pressure from an uncertain economy and the negative impact of the local housing market.  Despite these challenging times, the Board of Directors and management continue to take important steps to strengthen the Corporation.

Diversifying the Loan Portfolio

We continue to reduce our concentrations in real estate construction and land development loans and have successfully reduced these portfolios by $979.7 million, or 48.7%, from December 31, 2008 to December 31, 2009, including undisbursed loan commitments, as defined by the FDIC.

Asset Quality

Management continues to proactively manage credit quality and loan collections and address work out strategies. For the year ended December 31, 2009, net charge-offs totaled $337.3 million.

Capital Preservation

We continue to vigorously pursue contracts and discussions with prospective investors in an effort to strengthen our capital position.  Efforts to raise additional capital began in the fourth quarter of 2008, when the Board of Directors retained a highly qualified investment banking firm to assist in raising capital and deleveraging our balance sheet.  Our ability to raise additional capital has been adversely affected by unfavorable conditions in the capital markets and our financial performance, and we have not been able to raise additional capital to date.  If we cannot raise additional capital, continue to shrink our balance sheet and/or enter into a strategic merger or sale, we may not be able to sustain further deterioration in our financial condition and further regulatory actions or restrictions may be taken against us.

On January 20, 2010, we held a special shareholder meeting in which shareholders approved an increase in the total number of shares of common stock that we are authorized to issue from 10 million to 200 million shares.  The availability of these additional shares of common stock are intended to allow us the capability and flexibility to issue new shares for a variety of purposes, including raising additional capital and increasing our regulatory capital ratios.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Regulatory Actions, Strategic Plan and Going Concern Considerations (continued)

As previously announced, on October 5, 2009, the Corporation and SP Acquisition Holdings, Inc. (“SPAH”) mutually agreed to terminate their Agreement and Plan of Merger, dated as of July 30, 2009, effective immediately,  due to the fact that certain closing conditions contained in the merger agreement could not be met.  Since the termination of the transaction, we have continued to seek out equity investors and have made numerous contacts with potential investors.

Liquidity

We continue to closely monitor and manage our liquidity position, understanding that this is of critical importance in the current economic environment.  At December 31, 2009, total liquidity, as a percentage of assets, was at its highest level for 2009, totaling 13.5%.

In an effort to increase on-balance sheet liquidity, we have been focused on restructuring our balance sheet, and in particular, reducing the loan portfolio and increasing core deposits.  As a result, we have increased our federal funds sold balances to $333.8 million at December 31, 2009, an increase of $216.1 million from a year ago.  Year-over-year, total loans decreased $909.2 million, or 24.1%.  Total deposits were $3.12 billion at December 31, 2009, compared to $3.28 billion a year ago, a decrease of $152.7 million, or 4.7%.  Excluding brokered deposits, total deposits increased $55.0 million for the same period.

During the third quarter 2009, we announced our continued participation in the Federal Deposit Insurance Corporation's (“FDIC”) voluntary Transaction Account Guarantee (“TAG”) portion of the Temporary Liquidity Guarantee Program through June 30, 2010.  Under this program, noninterest bearing transaction accounts and qualified NOW checking accounts are fully guaranteed by the FDIC for an unlimited amount of coverage. The coverage under the TAG program is in addition to, and separate from, the coverage available under the FDIC's general deposit insurance protection.

Expense Reduction Measures

We continue to seek out feasible expense reduction measures.  Previously announced expense reduction measures include: a six percent reduction in workforce, the suspension of the Corporation’s matching of employee 401(K) Plan contributions, effective May 1, 2009, and reductions to executive compensation, salary freezes and the elimination of performance bonuses and discretionary profit sharing contributions to the 401(K) Plan.  Additionally, full time equivalents (“FTE”) employees totaled 703 at December 31, 2009, down from 799 at December 31, 2008, a decrease of 12.0%.

Going Concern Considerations

Our consolidated financial statements have been prepared assuming that we will continue as a going concern.

In connection with continuing turmoil in the economy, and more specifically, within the local real estate market, we recorded a net loss of $295.1 million for the year ended December 31, 2009.  The 2009 loss was primarily the result of increases in our provision for loan losses during the period and declining net interest margins caused by increased amounts of nonperforming assets.  The net loss for the period has had a negative impact on our operations, capital adequacy and liquidity and could result in further actions by our regulators to restrict our operations.

As of December 31, 2009, Frontier Bank’s Tier 1 leverage capital ratio was 1.65%, thus designating Frontier Bank as “critically undercapitalized” for purposes of Prompt Corrective Action (“PCA”).  See Note 13 - Shareholders’ Equity and Regulatory Matters.  In addition, Frontier Bank’s Tier 1 leverage capital ratio remains less than the 10% required by the terms of the FDIC Order.  See “Regulatory Actions” above.

In order to achieve compliance with the capital requirements of the FDIC Directive and FDIC Order and return to being “adequately capitalized” for federal regulatory purposes, we will need to either raise capital, sell assets to deleverage, or both.  Our ability to accomplish these goals is significantly constricted by the current adverse economic environment, in which access to capital markets has been limited, and we can give no assurances that we will be able to access any such capital or sell more assets.   See “Strategic Plan - Capital Preservation.”

Our ability to decrease our levels of nonperforming assets is also vulnerable to market conditions as many of our borrowers rely on an active real estate market as a source of repayment, particularly our real estate construction and real estate development loan borrowers.  If the real estate market does not improve or declines further, our level of nonperforming assets may not decline.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2: Regulatory Actions, Strategic Plan and Going Concern Considerations (continued)

As a result of the capital and asset quality concerns affecting us, we have been aggressively addressing our liquidity needs to maintain an adequate cash flow position to sustain operations.   We have ceased originating new real estate construction development loans and completed lot loans, although we continue to selectively fund commitments previously issued.  Finally, our special assets group has been aggressively marketing foreclosed real estate in an effort to sell noninterest earning assets at sales prices that do not further deteriorate our capital position.

We have determined that significant additional sources of capital will be required for us to continue operations through 2010 and beyond.  We have engaged financial advisors to assist us in our efforts to raise additional capital and explore other strategic alternatives to address our current and expected capital deficiencies.  Based on their assessment of our ability to continue to operate in compliance with the FDIC Directive and Order, our regulators may take other and further actions, including taking possession of the Bank and placing it into conservatorship and receivership, assessing civil money penalties against the Bank or the Corporation and their respective officers, directors and other interested parties, or seeking to enforce the order or agreement in federal court.  If the Bank or the Corporation were to engage in other unsafe and unsound banking practices, the regulators have various enforcement tools available to them including the issuance of capital directives, orders to cease engaging in certain business activities and the issuance of modified or additional orders or agreements.  Additionally, the regulators have the authority to take possession of the Bank

There can be no assurances that our actions referred to above will be successful.  These events raise substantial doubt about our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3: Securities

The following table presents the amortized cost, unrealized gains, unrealized losses and fair value of available for sale and held to maturity securities as of December 31, 2009 and 2008 (in thousands).  For the years ended December 31, 2009 and 2008, there were no securities classified as trading.

2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (less than 12 months)	Gross Unrealized Losses (12 months or more)	Aggregate Fair Value
AFS Securities
Equities	$1,818	$315	$-	$(34)	$2,099
U.S. Treasuries	250	61	-	-	311
U.S. Agencies	39,786	101	(10)	-	39,877
Corporate securities	7,841	-	(959)	-	6,882
Mortgage-backed securities	32,653	739	(56)	-	33,336
Municipal securities	2,500	87	-	-	2,587
	84,848	1,303	(1,025)	(34)	85,092

HTM Securities
Corporate securities	1,524	-	(89)	-	1,435
Municipal securities	578	11	-	-	589
	2,102	11	(89)	-	2,024
Total	$86,950	$1,314	$(1,114)	$(34)	$87,116

2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (less than 12 months)	Gross Unrealized Losses (12 months or more)	Aggregate Fair Value
AFS Securities
Equities	$6,107	$61	$(4,057)	$(181)	$1,930
U.S. Treasuries	6,304	153	-	-	6,457
U.S. Agencies	51,594	461	-	-	52,055
Corporate securities	4,528	153	-	(242)	4,439
Mortgage-backed securities	22,791	-	-	-	22,791
Municipal securities	2,855	81	-	(2)	2,934
	94,179	909	(4,057)	(425)	90,606

HTM Securities
Corporate securities	1,524	229	-	-	1,753
Municipal securities	1,561	26	-	-	1,587
	3,085	255	-	-	3,340
Total	$97,264	$1,164	$(4,057)	$(425)	$93,946

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3: Securities (continued)

The following table shows gross unrealized losses and fair value of securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008 (in thousands):

2009	Less Than 12 Months		12 Months or More		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
AFS Securities
Equities	$-	$-	$(34)	$436	$(34)	$436
U.S. Agencies	(10)	20,244	-	-	(10)	20,244
Corporate securities	(959)	1,556	-	-	(959)	1,556
Mortgage-backed securities	(56)	9,690	-	-	(56)	9,690
	(1,025)	31,490	(34)	436	(1,059)	31,926

HTM Securities
Corporate securities	(89)	1,434	-	-	(89)	1,434
	(89)	1,434	-	-	(89)	1,434
Total	$(1,114)	$32,924	$(34)	$436	$(1,148)	$33,360

2008	Less Than 12 Months		12 Months or More		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
AFS Securities
Equities	$(4,057)	$923	$(181)	$425	$(4,238)	$1,348
Corporate securities	-	-	(242)	1,769	(242)	1,769
Municipal securities	-	-	(2)	23	(2)	23
	$(4,057)	$923	$(425)	$2,217	$(4,482)	$3,140

Certain securities shown above currently have fair values less than amortized cost, and therefore, contain unrealized losses.  In the opinion of management, these securities are considered only temporarily impaired due to changes in market interest rates, the widening of market spreads subsequent to the initial purchase of the securities or to disruptions to credit markets and not due to concerns regarding the underlying credit of the issuers or the underlying collateral.  There were six securities with unrealized losses at December 31, 2009.

The unrealized loss on equity securities consist of an investment in the common stock of a financial institution.  We have evaluated the near term prospects of the issuer and have considered their cash position, earnings and revenue outlook, liquidity and capital levels, among other factors.  Based on this evaluation and our ability and intent to hold this security for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider this security to be other-than-temporarily impaired.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3: Securities (continued)

The unrealized losses on investments in U.S. Agencies securities were caused by changes in market interest rates.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than par.  Because we do not intend to sell the securities and it is not more likely than not that we will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the unrealized losses on these securities are not considered other-than-temporarily impaired.

The unrealized losses on corporate securities, which consist of single issuer trust preferred securities, were primarily attributable to temporary disruptions of credit markets and the related impact on the securities within those classes, not deteriorating credit quality of specific securities.  Because the decline in fair value is attributable to disruptions of credit markets and not credit quality, and because we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of their amortized cost bases, which may be maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on mortgage-backed securities were caused by changes in market interest rates.  The contractual cash flows of these securities are guaranteed by an agency of the U.S. government, and accordingly, we do not expect these securities to be settled at a price less than the amortized cost of the investment.  Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of their amortized cost bases, which may be maturity, the unrealized losses on these securities are not considered other-than-temporarily impaired.

Management evaluates securities and FHLB stock for other-than-temporary impairment (“OTTI”) at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to: (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) our intent and ability to retain a security for a period of time sufficient to allow for any anticipated recovery in fair value and (4) whether we expect to recover the amortized cost basis of the security.  For the years ended December 31, 2009 and 2008, OTTI losses totaling $4.3 million and $6.4 million, respectively, were recognized through earnings.  No OTTI losses were recognized in the year ended December 31, 2007.

Contractual maturities of securities as of December 31, 2009, are shown below (in thousands).  Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

	Available for sale		Held to maturity
Maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
0 - 1 years	$7,008	$7,033	$578	$590
1 - 5 years	38,278	38,346	-	-
5 - 10 years	1,604	1,695	-	-
Over 10 years	37,958	38,018	1,524	1,434
	$84,848	$85,092	$2,102	$2,024

Proceeds from the sale of available for sale securities totaled $1.4 million, $45.6 million and $48.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.  Gross realized gains on the sale of available for sale securities totaled $100 thousand and $5.6 million for the years ended December 31, 2009 and 2008, respectively.  There were no gross realized gains in 2007.  Gross realized losses on the sale of available for sale securities totaled $202 thousand, $1.0 million and $937 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3: Securities (continued)

The following table shows securities, which were pledged to secure borrowings, public deposits, repurchase agreements and other items, as permitted or required by law, at December 31, 2009 (in thousands):

	Amortized Cost	Fair Value
To the Federal Home Loan Bank to secure borrowings	$6,516	$6,543
To state government to secure public deposits	26,288	26,855
To Federal Reserve to secure repurchase agreements	9,013	9,042
To Federal Reserve to secure customer tax payments	4,508	4,578
Other securities pledged	33,221	33,430
Total pledged securities	$79,546	$80,448

Securities with an amortized cost of $62.8 million and fair values of $63.4 million were pledged at December 31, 2008.

Note 4: Loans and Allowance for Loan Losses

The major classifications of loans, excluding loans held for resale, at December 31 are as follows (in thousands):

	2009	2008
Commercial and industrial	$389,171	$458,263
Real Estate:
Commercial	968,474	1,048,431
Construction	448,870	952,619
Land development	319,566	581,683
Completed lots	252,966	250,405
Residential 1-4 family	424,193	425,874
Installment and other loans	69,761	65,490
	2,873,001	3,782,765
Unearned fee income	(6,724)	(10,710)
Total loans	$2,866,277	$3,772,055

At December 31, 2009, loans totaling $678.8 million were pledged to secure borrowings.

Changes in the allowance for loan losses for the years ended December 31 are summarized below (in thousands):

	2009	2008	2007
Beginning balance	$114,638	$57,658	$44,195
Provision for loan losses	375,000	120,000	11,400
Charge-offs	(341,531)	(63,526)	(1,906)
Recoveries	4,233	506	986
Merger	-	-	2,983
Balance before portion identified for undisbursed loans	152,340	114,638	57,658
Portion of reserve identified for undisbursed
loans and reclassified as a liability	(991)	(2,082)	(3,663)
Balance at end of period	$151,349	$112,556	$53,995

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 4: Loans and Allowance for Loan Losses (continued)

At December 31, 2009, impaired loans totaled $705.2 million, compared to $435.2 million at December 31, 2008, and $20.9 million at December 31, 2007.  Average balances of these loans were $793.1 million, $468.5 million and $15.4 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009 and 2008, impaired loans totaling $361.5 million and $96.2 million had related specific reserves in the allowance for loan losses of $54.8 million and $12.9 million, respectively.  Impaired loans without related specific reserves in the allowance for loan losses at December 31, 2009 and 2008, totaled $343.7 million and $339.0 million, respectively.

For the years ended December 31, there are certain amounts of interest collected on impaired loans that are included in income and amounts that have not been accrued, which are indicated in the following table (in thousands):

	2009	2008	2007
Additional interest income which
would have been recorded during the
period under original loan terms	$65,790	$18,915	$757

Interest collected and included in
net income for the period	$18,100	$21,004	$1,131

Commitments for additional funds
related to loans above	$-	$-	$-

Note 5: Premises and Equipment

Premises and equipment at December 31 are comprised of the following (in thousands):

	2009	2008
Premises	$44,767	$44,440
Furniture, fixtures and equipment	25,632	25,676
Land	15,484	15,593
Construction in process	822	1,155
	86,705	86,864
Accumulated depreciation	(39,001)	(35,362)
Premises and equipment, net	$47,704	$51,502

For the years ended December 31, 2009, 2008 and 2007, depreciation expense on premises and equipment totaled $3.9 million, $3.8 million and $2.7 million, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 6: Intangible Assets

The following table summarizes the changes in goodwill and other intangible assets for the years ended December 31, 2009 and 2008 (in thousands):

		Other Intangible Assets
	Goodwill	Gross Carrying Amount	Accumulated Amortization	Net
Balance, December 31, 2007	$77,073	$1,543	$(466)	$1,077
Amortization	-	-	(283)	(283)
Impairment	(77,073)	-	-	-
Balance, December 31, 2008	-	1,543	(749)	794
Amortization	-	-	(213)	(213)
Balance, December 31, 2009	$-	$1,543	$(962)	$581

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

Intangible amortization expense of $213 thousand, $283 thousand and $235 thousand was included in other noninterest expense for the years ended December 31, 2009, 2008 and 2007, respectively.

The table below presents the forecasted amortization expense for intangible assets acquired in all mergers (in thousands):

		Expected
		Amortization
Year Ending December 31,	2010	$213
	2011	140
	2012	87
	2013	87
	2014	54
		$581

Note 7: Other Real Estate Owned

The following table presents the activity related to other real estate owned (“OREO”) for the years ended December 31 (in thousands):

	2009		2008
	Amount	Number	Amount	Number
Beginning balance	$10,803	64	$367	1
Additions to OREO	217,720	618	12,992	76
Capitalized improvements	884		623
Valuation adjustments	(9,702)		(68)
Disposition of OREO	(50,031)	(188)	(3,111)	(13)
Ending balance	$169,674	494	$10,803	64

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 8: Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows (in thousands):

	2009	2008
Money market, sweep and NOW accounts	$497,952	$325,554
Savings	241,261	365,114
Time deposits, $100,000 and over	830,508	1,430,685
Other time deposits	1,175,497	758,361
Total interest bearing deposits	$2,745,218	$2,879,714

At December 31, 2009, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	2010	$1,564,745
	2011	291,218
	2012	98,026
	2013	23,258
	2014	27,425
	Thereafter	1,333
		$2,006,005

Note 9: Securities Sold Under Agreements to Repurchase

We have sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase on a short-term basis. The securities underlying the agreements were held by a safekeeping agent and had an amortized cost and fair value of $9.0 million at December 31, 2009 (see Note 3).  Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.  We may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreement to repurchase were $6.4 million at December 31, 2009, and $14.8 million at December 31, 2008.  The average daily balance of outstanding agreements during the period was $11.6 million in 2009 and $28.8 million in 2008, with maximum outstanding agreements at any month end of $14.7 million and $40.1 million, respectively.

Note 10: Federal Home Loan Bank Advances

We are a member of the Federal Home Loan Bank (“FHLB”) of Seattle. As a member, we have a committed line of credit up to approximately 10% of total Bank assets at December 31, 2009.

Contractual maturities of FHLB advances as of December 31, 2009 are shown below (in thousands).  Expected maturities may differ from contractual maturities because FHLB has the right to call without penalties.

		Amount	Interest Rates
Year Ending December 31,	2010	$65,137	3.03% - 4.93%
	2011	15,000	2.13%
	2012	100,342	3.87% - 4.97%
	2013	100,000	3.04%
	2014	-	-
	Thereafter	95,000	3.71% - 4.66%
		$375,479

Advances from FHLB are collateralized by qualifying first mortgage loans, qualifying commercial real estate and government agency securities, as required by the agreement with FHLB.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 10: Federal Home Loan Bank Advances (continued)

The maximum and average outstanding balances and average interest rates on advances from FHLB were as follows for the years ended December 31 (in thousands):

	2009	2008
Maximum outstanding at any month end	$429,279	$429,417
Average outstanding	407,015	340,350

Weighted average interest rates
Annual	3.78%	4.09%
End of year	3.91%	3.91%

Note 11: Junior Subordinated Debentures

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

The Trusts raised $5.2 million in cash through the issuance of $5.0 million of trust preferred securities and $156 thousand of common stock. The trust preferred securities are owned by third parties and the common stock is owned by the Corporation.  The proceeds from the sale of the trust preferred securities and the common stock were invested by the Trusts in $5.2 million of junior subordinated debentures issued by NorthStar Financial Corporation and assumed by us in the acquisition.  On the December 31, 2009, balance sheet, the $5.2 million of junior subordinated debentures is reflected as a liability and the $156 thousand of common stock of the Trusts is included in other assets.  There were $5.0 million in trust preferred securities outstanding at December 31, 2009.

The Trusts accrue interest and make cash distributions on the trust preferred securities periodically at rates specified in the trust agreement.  The interest rate on Trust I trust preferred securities is fixed at 6.0%.  The interest rate on Trust II trust preferred securities is the Three-Month Libor rate plus 2%, and is adjusted quarterly.  As of December 31, 2009, the interest rate on Trust II trust preferred securities was 2.27%.  We pay interest on the junior subordinated debentures to the Trusts equal to the rate at which the Trusts accrue and pay interest on their trust preferred securities.

Commencing with the interest payments due in the first quarter of 2009, we elected to defer our quarterly interest payments on the junior subordinated debentures, as permitted by the indenture agreement, although we will continue to accrue the cost of the preferred dividends at the normal interest rate, on a compounded basis, until such time as the deferred payments have been paid current.  This election was the result of the notification by the Federal Reserve Bank of San Francisco (“FRB”), that the Corporation and the Bank had been designated to be in a “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989.  As a result of that designation, we are generally prohibited from making any payments to any entity, including dividends and interest payments (including dividends on its trust preferred securities, and interest at the holding company level) without notifying the FRB for prior approval of such payments.

The junior subordinated debentures mature in February 2035.  The Trust’s trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures.  In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Trust’s trust preferred securities are redeemable by us in whole before February 23, 2010, at 100% of the liquidation amount.  Upon approval of the Federal Reserve, we may redeem the Trust’s trust preferred securities in whole or in part on or after February 23, 2010, at 100% of the liquidation amount.  We fully and unconditionally guarantee the Trust’s trust preferred securities.  As of December 31, 2009, $5.0 million of the Trust’s preferred securities qualify as Tier I capital under the guidelines of the Federal Reserve.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 12: Income Taxes

The components of the provision (benefit) for income tax for the years ended December 31, are as follows (in thousands):

	2009	2008	2007
Current	$(128,651)	$11,796	$43,066
Deferred	37,996	(20,431)	(5,480)
Provision (benefit) for income tax	$(90,655)	$(8,635)	$37,586

A reconciliation of the effective income tax rate with the federal statutory tax rate for the years ended December 31 is as follows (in thousands):

	2009		2008		2007
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax provision (benefit) at statutory rate	$(135,012)	(35%)	$(34,627)	(35%)	$39,034	35%
Effect of nontaxable interest income	(930)	(1%)	(1,123)	(1%)	(1,085)	(1%)
Goodwill	-	-	27,131	27%	-	-
Valuation allowance	46,729	12%	-	-	-	-
Other	(1,442)	1%	(16)	-	(363)	-
Income tax provision (benefit) at effective rate	$(90,655)	(23%)	$(8,635)	(9%)	$37,586	34%

The following table shows the nature and components of the net deferred tax assets, established at an estimated tax rate of 35%, at December 31 (in thousands):

	2009	2008
Deferred tax assets
Allowance for possible loan losses, in excess of tax reserves	$49,657	$40,260
Intangible assets	124	900
Unrealized loss on available for sale securities	123	1,459
Stock-based compensation	1,715	841
Other deferred tax assets	6,239	1,256
Total deferred tax assets	57,858	44,716

Deferred tax liabilities
FHLB stock dividends	(2,589)	(2,589)
Deferred loan fees	(5,142)	(2,239)
Other deferred tax liabilities	(3,275)	(1,892)
Total deferred tax liabilities	(11,006)	(6,720)
	46,852	37,996
Valuation allowance	(46,852)	-
Net deferred tax assets	$-	$37,996

Income taxes are accounted for using the asset and liability method.  Under this method, a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in our income tax returns.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.  We believe, based upon available information, that some or all of the deferred tax asset may not be realized in the normal course of operations, and therefore, we established a valuation allowance of $46.9 million for the year ended December 31, 2009.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 12: Income Taxes (continued)

At December 31, 2009, we had, for tax reporting purposes, a net operating loss carry forward of approximately $331.0 million eligible to offset future Oregon income taxes.  The net operating loss will begin to expire in 2023.  At December 31, 2009, we also had state tax credits totaling $292 thousand.  These tax credits consist of State of Oregon Business Energy Tax Credits (“BETC”) that can be utilized to offset future Oregon income taxes and expire in 2017 and 2018.  We acquired the BETC in our acquisition of Bank of Salem in 2007.

We file federal and various state and local income tax returns.  With few exceptions, we are no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2006.

Note 13: Shareholders’ Equity and Regulatory Matters

Regulatory Capital Guidelines: Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks.  The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

The minimum ratios and the actual capital ratios for the Corporation and Frontier Bank for the years ended December 31, 2009 and 2008 are set forth in the table below (in thousands).

			To be Well		For Capital
	Actual		Capitalized		Adequacy Purposes
2009	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk
weighted assets)
Consolidated	$102,322	3.58%	N/A	N/A	$228,823	8.00%
Frontier Bank	96,585	3.38%	285,775	10.00%	228,620	8.00%

Tier I Capital (to risk
weighted assets)
Consolidated	65,543	2.29%	N/A	N/A	114,411	4.00%
Frontier Bank	59,837	2.09%	171,465	6.00%	114,310	4.00%

Tier I Capital (to
average assets)
Consolidated	65,543	1.80%	N/A	N/A	145,732	4.00%
Frontier Bank	59,837	1.65%	181,863	5.00%	145,490	4.00%

2008

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

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 13: Shareholders’ Equity and Regulatory Matters (continued)

Prompt Corrective Action (“PCA”): Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized. Institutions that are deemed to be undercapitalized, depending on the category to which they are assigned, are subject to certain mandatory supervisory corrective actions.

As of December 31, 2009, Frontier Bank was categorized by the FDIC as “critically undercapitalized” for purposes of PCA.  Under the FDI Act’s PCA capital requirements (12 U.S.C. § 1831o), depository institutions that are “critically undercapitalized”, in addition to being subject to a number of additional restrictions, must be placed into conservatorship or receivership within 90 days of becoming critically undercapitalized, unless the institution’s primary Federal regulatory authority (the FDIC) determines and documents that “other action” would better achieve the purposes of PCA.  See Note 2 for further details regarding our ability to continue as a going concern.

Note 14: Stock-Based Compensation Plans

Stock Incentive Plan

In 2006, Shareholders approved a Stock Incentive Plan (the “Plan”) to promote the best interest of the Corporation, our subsidiary and our shareholders, by providing an incentive to those key employees who contribute to our success.  The Plan allows for incentive stock options, stock grants and stock appreciation rights to be awarded.  The maximum number of shares that may be issued under the Plan is 525,000 common shares.  At December 31, 2009, 322,357 common shares were available for grant.  Shares issued and outstanding are adjusted to reflect common stock dividends, splits, recapitalization or reorganization. The Board of Directors make available sufficient shares for each award granted.  Options are granted at fair market value, generally vest over three years and expire ten years from the date of grant.  Dividends are paid on stock grants but not on incentive stock options.  Certain options provide for accelerated vesting if there is a change in control.

A summary of option activity under the Plan, as of December 31, 2009, and changes during the year then ended are as follows:

			Weighted	Aggregate
			Average	Intrinsic
	Options	Weighted Average	Contractual	Value
	Outstanding	Exercise Price	Term	(Thousands)
Outstanding, January 1, 2009	137,791	$166.84
Granted	118,310	4.31
Exercised	-	-
Forfeited/Expired	(24,377)	159.34
Outstanding, December 31, 2009	231,724	$84.65	7.7	$-

Exercisable at December 31, 2009	92,819	$182.53	4.7	$-

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 14: Stock-Based Compensation Plans (continued)

A summary of the status of the nonvested stock awards, as of December 31, 2009, and changes during the year then ended, are presented below:

		Weighted Average
		Grant-Date
	Shares	Fair Value
Nonvested at January 1, 2009	27,018	$114.87
Awarded	3,600	30.15
Released	(15,269)	124.81
Forfeited	(2,894)	119.14
Nonvested at December 31, 2009	12,455	$77.21

As of December 31, 2009, there was $1.2 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of 1.9 years.  The total compensation cost that has been charged against income for the Plan was $2.1 million in 2009, $3.4 million in 2008, and $2.6 million in 2007.  The total income tax benefit recognized in the income statement for stock-based compensation arrangements was $723 thousand in 2009, $1.2 million in 2008, and $904 thousand in 2007.

There were no options exercised during the year ended December 31, 2009.  The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007, was $160 thousand and $1.6 million, respectively.  Cash received from option exercises under all stock-based payment arrangements for the years ended December 31, 2008 and 2007, was $391 thousand and $1.9 million, respectively.  The actual tax benefit realized for the tax deductions from option exercises of the stock-based payment arrangements totaled $49 thousand and $237 thousand for the years ended December 31, 2008 and 2007, respectively.

1999 Employee Stock Award Plan

In 1999, we adopted the 1999 Employee Stock Award Plan to recognize, motivate and reward eligible employees for longstanding performance with us and our subsidiary.  Employees eligible to receive stock awards under this Plan must have been employees for at least 20 years, or some other tenure as determined from time to time by the Board of Directors.  The maximum number of shares that may be issued is 4,500 and is adjusted to reflect future common share dividends, splits, recapitalization or reorganization.  The stock awards vest immediately when granted.  The Plan expired in 2009 and any future grants will be made out of the 2006 Stock Incentive Plan, as noted above.

In 2009, there were no shares awarded under the Plan.  In 2008 and 2007, there were 147 and 56 shares with fair values of $25 thousand and $15 thousand, respectively, awarded and vested under this Plan.  As of December 31, 2009, 926 shares have been issued under this Plan.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15: Employee Benefit Plan

We have a profit sharing and salary deferral plan that covers eligible employees.  Contributions to the salary deferral plan were $935 thousand, $1.5 million and $4.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.  Contributions to the profit sharing plan are discretionary, with a minimum of 6% of employee compensation.  For the years ended December 31, 2009 and 2008, the Board of Directors elected not to make a contribution to the profit sharing plan as a result of the reported net losses for those years.  Employer contributions are funded during the period in which it is committed by the Board of Directors.  As part of our ongoing strategy to reduce noninterest expense, the Board of Directors voted to suspend the Corporation’s matching of employee 401(K) Plan contributions, effective May 1, 2009.

Note 16: Earnings (Loss) per Share

The numerators and denominators of basic and fully diluted earnings (loss) per share are as follows (in thousands, except for number of shares and per share amounts):

	2009	2008	2007
Net income (loss)	$(295,094)	$(89,737)	$73,938

Shares used in the calculation
Weighted average shares outstanding	4,713,219	4,699,163	4,526,572
Effect of dilutive stock options and awards	-	-	33,535
Diluted shares	4,713,219	4,699,163	4,560,107

Basic earnings (loss) per share	$(62.61)	$(19.10)	$16.33
Diluted earnings (loss) per share	$(62.61)	$(19.10)	$16.21

All options and nonvested restricted shares outstanding during the year ended December 31, 2009 and 2008 were excluded from the computation of diluted loss per share because their effect would be anti-dilutive due to the net loss (see Note 14).   Anti-dilutive options and nonvested restricted stock excluded at December 31, 2007 were not significant.

Note 17: Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations.  Such loans had aggregate balances and activity during 2009, 2008 and 2007, as follows (in thousands), and were within regulatory limitations:

	2009	2008	2007
Balance at beginning of year	$56,988	$52,649	$85,277
New loans or advances	1,385	6,471	10,089
Repayments	(2,979)	(2,132)	(42,717)
Reclassifications (1)	(21,670)	-	-
Balance at end of year	$33,724	$56,988	$52,649

(1) Represents loans that were once considered related party, but are no longer considered related party.

Total deposits beneficially owned by related parties were $1.7 million, $3.2 million and $4.2 million at December 31, 2009, 2008 and 2007, respectively.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 18: Commitments and Contingent Liabilities

Lease Commitments

We lease various branch offices under agreements, which expire between 2010 and 2024.  The agreements contain various renewal options and generally require us to maintain the properties.

The total future minimum lease commitments through 2014, and thereafter, are as follows (in thousands):

Year ending December 31,	2010	$1,692
	2011	1,467
	2012	963
	2013	915
	2014	626
	Thereafter	879
		$6,542

Rental expense charged to operations was $2.3 million in 2009, $2.1 million in 2008 and $2.3 million in 2007.

Financial Instruments with Off-Balance-Sheet Risk

A summary of the notional amount of financial instruments with off-balance sheet risk at December 31, 2009, are as follows (in thousands):

Amount
Commitments to extend credit	$225,882
Credit card arrangements	18,903
Standby and commercial letters of credit	19,591
$264,376

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  While most standby letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis.  We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by us to guarantee the performance of a customer to a third party.  Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing and similar transactions.  We underwrite our standby letters of credit using our policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis.  We have not been required to perform on any financial guarantees and did not incur any losses in connection with standby letters of credit during the years ended December 31, 2009, 2008 and 2007.  At December 31, 2009, approximately $6.7 million of standby letters of credit expire within one year, and $12.9 million expire thereafter.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 18: Commitments and Contingent Liabilities (continued)

At December 31, 2009, the reserve for unfunded commitments, which is included in other liabilities on the consolidated balance sheet, was $991 thousand.  The adequacy of the reserve for unfunded commitments is reviewed on a quarterly basis, based upon changes in the amounts of commitments, loss experience and economic conditions.

Legal Proceedings

We are a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial condition or results of operations.

Note 19: Fair Values

FASB ASC 820, Fair Value Measurements and Disclosure, and FASB ASC 825, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated financial statements.  The following table presents estimated fair values of our financial instruments at December 31, 2009 and 2008 (in thousands):

	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets
Cash and due from banks	$93,761	$93,761	$52,022	$52,022
Federal funds sold	333,819	333,819	117,740	117,740
Securities
Available for sale	85,092	85,092	90,606	90,606
Held to maturity	2,102	2,024	3,085	3,340
Loans held for resale	3,221	3,221	6,678	6,678
Loans, net	2,714,928	2,408,312	3,659,499	3,714,492
Bank owned life insurance	25,385	25,385	24,321	24,321

Liabilities
Noninterest bearing deposits	377,258	377,258	395,451	395,451
Interest bearing deposits	2,745,218	2,769,458	2,879,714	2,909,730
Federal funds purchased and securities
sold under agreements to repurchase	11,107	11,107	21,616	21,616
FHLB Advances	375,479	386,976	429,417	444,441
Junior subordinated debentures	5,156	2,191	5,156	1,676

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

Securities - Securities fair values is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1), through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily available (Level 2) or through the use of valuation techniques, such as discounted cash flow models (Level 3).

Loans Held for Resale – For loans held for resale, carrying value approximates fair value.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 19: Fair Values (continued)

Loans – Fair values are estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type and each loan category is further segregated by performing and nonperforming categories.  The fair value of loans is generally estimated by discounting contractual cash flows at rates at which similar loans are currently being made and a credit adjustment related to the current market environment.  The fair value calculation, however, does not take into consideration the ultimate collectibility of the loan.

Bank Owned Life Insurance – The fair value of Bank owned life insurance policies are based on cash surrender value of the insurance contract, less any applicable surrender charges.

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

Junior Subordinated Debentures – The fair value of junior subordinated debentures is estimated using a discounted cash flow model.

The following tables present the balances of assets measured at fair value on a recurring basis at December 31, 2009 and 2008 (in thousands):

	Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Available for sale securities
Equities	$1,461	$638	$-	$2,099
U.S. Treasuries	-	311	-	311
U.S. Agencies	-	39,877	-	39,877
Corporate securities	-	6,282	600	6,882
Mortgage-backed securities	-	33,336	-	33,336
Municipal securities	-	2,587	-	2,587
Total	$1,461	$83,031	$600	$85,092

	Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Available for sale securities
Equities	$1,327	$603	$-	$1,930
U.S. Treasuries	-	6,457	-	6,457
U.S. Agencies	-	52,055	-	52,055
Corporate securities	-	2,939	1,500	4,439
Mortgage-backed securities	-	22,791	-	22,791
Municipal securities	-	2,934	-	2,934
Total	$1,327	$87,779	$1,500	$90,606

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 19: Fair Values (continued)

The following table presents the fair value adjustments using significant unobservable inputs (Level 3) for the year ended December 31, 2009 (in thousand):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance	$1,500
Total unrealized gains (losses)	(900)
Purchases	-
Transfers into Level 3	-
Ending balance	$600

At December 31, 2009, we valued an investment in a single issuer trust preferred security using a discounted cash flow model.  As a result of unprecedented disruptions of certain financial markets, we determined that the level and volume of activity for this type of security had significantly decreased, and therefore, there were insufficient transactions to accurately determine the fair value.  Using a discounted cash flow method, the fair value of this security was determined to be $600 thousand at December 31, 2009.  In our model, we used a discount factor of 28%, which we estimated based on risk and the current market for this type of security.  This determination is considered a Level 3 input.  For the year ended December 31, 2009, there were no realized losses with respect to this security.

The following table presents the balance of assets measured at fair value on a nonrecurring basis at December 31, 2009 and 2008, and the total losses resulting from these fair value adjustments in the related years (in thousands):

	Fair Value at December 31, 2009				For the Year Ended December 31, 2009
	Level 1	Level 2	Level 3	Total	Total Losses
Impaired loans (1)	$-	$-	$535,734	$535,734	$240,124
OREO (2)	-	-	158,959	158,959	100,443
	$-	$-	$694,693	$694,693	$340,567

	Fair Value at December 31, 2008				For the Year Ended December 31, 2008
	Level 1	Level 2	Level 3	Total	Total Losses
Impaired loans (1)	$-	$-	$268,193	$268,193	$60,828
OREO (2)	-	-	10,803	10,803	3,880
	$-	$-	$278,996	$278,996	$64,708

(1)
The balance of impaired loans measured at fair value at December 31, 2009 and 2008, represents nonaccruing loans that have had charge-offs and/or have a specific reserve in the allowance for loan losses.  The loss on impaired loans for the years ended December 31, 2009 and 2008, represents charge-offs or impairments on collateral dependent loans for fair value adjustments based on the fair value of collateral recognized through the allowance for loan losses.

(2)
The balance of OREO measured at fair value at December 31, 2009 and 2008, represents real estate that was recorded at fair value less costs to sell at the time of foreclosure and/or has had a valuation adjustment subsequent to becoming OREO.  The loss on OREO for the year ended December 31, 2009, represents charge-offs of $90.7 million at the time of foreclosure and subsequent valuation adjustments of $9.7 million.  The loss on OREO for the year ended December 31, 2008, presents charge-offs at the time of foreclosure.

There were no material liabilities carried at fair value, measured on a recurring or nonrecurring basis, at December 31, 2009 or 2008.

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 19: Fair Values (continued)

The following is a description of the valuation methodologies used to measure and disclose the fair value of assets and liabilities on a recurring or nonrecurring basis:

Securities

Securities available for sale are recorded at fair value on a recurring basis.  Fair value is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1), through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily available (Level 2) or through the use of valuation techniques, such as discounted cash flow models (Level 3).

We use an outside vendor to price our securities, Interactive Data Corporation (“IDC”).  IDC provides independent evaluations and is recognized industry-wide as one of the most reliable valuation services.  IDC’s evaluations are based on market data. IDC utilizes evaluated pricing models that vary based on asset class and include available trade, bid and other market information.  Methodology includes broker quotes, proprietary modes, vast descriptive terms and conditions databases, as well as extensive quality control programs.  IDC uses a pricing model only on our municipal securities totaling $3.1 million, which are subject to IDC’s quality control program.

All pricing information and quotes we obtain from IDC on our securities are reviewed for reasonableness and used directly for the preparation of our financial statement.  We have not had to adjust prices provided by IDC, since the majority of our security prices are based on market data.

Impaired Loans

On a nonrecurring basis, fair value adjustments to collateral dependent loans are recorded to reflect partial write-downs based on the current appraised value of the collateral or internally developed models which contain management’s assumptions (Level 3).

Other Real Estate Owned

Other real estate owned (“OREO”) consists principally of properties acquired through foreclosure.  At the time of foreclosure, OREO is recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the new basis. Subsequent to the transfer of loans to OREO, and on a nonrecurring basis, fair value adjustments are recorded to reflect partial write-downs based on the current appraised value or internally developed models which contain management’s assumptions (Level 3).

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 20: Parent Company (Only) Financial Information

Condensed balance sheets for Frontier Financial Corporation (only) at December 31 are as follows (in thousands):

	2009	2008
ASSETS
Cash	$2,991	$5,702
Investment in subsidiary	61,070	346,336
Available for sale securities, at fair value	1,862	2,847
Other assets	992	2,343
Total assets	$66,915	$357,228

LIABILITIES
Junior subordinated debentures	$5,156	$5,156
Other liabilities	273	29
Total liabilities	5,429	5,185

SHAREHOLDERS' EQUITY
Common stock	258,202	256,137
Retained earnings (accumulated deficit)	(197,083)	98,020
Accumulated other comprehensive loss, net of tax	367	(2,114)
Total shareholders' equity	61,486	352,043
Total liabilities and shareholders' equity	$66,915	$357,228

Condensed statements of income for Frontier Financial Corporation (only) for the years ended December 31 are as follows (in thousands):

	2009	2008	2007
Income
Dividends from subsidiaries	$-	$9,885	$71,569
Other dividends	26	332	819
Interest	225	174	177
Other-than-temporary impairment loss on securities	(4,289)	(460)	-
Gain on sale of securities	-	4,575	-
Other income	10	-	21
Total income (loss)	(4,028)	14,506	72,586
Expenses
Salaries and employee benefits	2,710	3,399	2,523
Depreciation and amortization	160	238	260
Goodwill impairment	-	77,073	-
Other	2,982	1,881	2,457
Total expenses	5,852	82,591	5,240
Income (loss) before provision (benefit) for income tax and equity
in undistributed income (loss) of subsidiaries	(9,880)	(68,085)	67,346
Benefit for income tax	(386)	(342)	(1,566)
Income (loss) before equity in undistributed income
of subsidiaries	(9,494)	(67,743)	68,912
Equity in undistributed income (loss) of subsidiaries	(285,600)	(21,994)	5,026
Net income (loss)	$(295,094)	$(89,737)	$73,938

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 20: Parent Company (Only) Financial Information (continued)

Condensed statements of cash flows for the years ended December 31 (in thousands):

	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$(295,094)	$(89,737)	$73,938
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
Equity in undistributed (income) loss of subsidiaries	285,600	21,994	(5,026)
Intangible amortization	160	238	260
Other-than-temporary impairment loss on securities	4,289	460	-
Gain on sale of available for sale securities	-	(4,575)	-
Gain on sale of premises and equipment	(10)	-	-
Goodwill impairment	-	77,073	-
Deferred taxes	326	-	-
Stock-based compensation	2,067	3,407	2,583
Excess tax benefits associated with stock-based compensation	-	(49)	(237)
Other operating activities	(48)	229	(1,940)
Net cash flows provided by (used in) operating activities	(2,710)	9,040	69,578

Cash flows from investing activities
Proceeds from sale of available for sale securities	-	20,941	-
Proceeds from maturity of available for sale securities	-	-	460
Proceeds from sale of premises and equipment	10	-	-
Other investment activities	-	(2,214)	(139)
Net cash flows provided by investing activities	10	18,727	321

Cash flows from financing activities
Stock options exercised	-	391	1,861
Excess tax benefits associated with stock-based compensation	-	49	237
Repurchase of common stock	(11)	(72)	(44,384)
Cash dividends paid	-	(22,433)	(29,045)
Other financing activities	-	-	75
Net cash flows used in financing activities	$(11)	$(22,065)	$(71,256)

Increase (decrease) in cash	$(2,711)	$5,702	$(1,357)
Cash at beginning of year	5,702	-	1,357
Cash at end of year	$2,991	$5,702	$-

FRONTIER FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 21: Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Operations

(In thousands)	2009 Quarter Ended
	(Unaudited)
	December 31	September 30	June 30	March 31
Interest income	$39,971	$41,490	$45,581	$50,491
Interest expense	19,981	22,612	24,132	26,737
Net interest income	19,990	18,878	21,449	23,754
Provision for loan losses	100,000	140,000	77,000	58,000
Net interest loss after provision
for loan losses	(80,010)	(121,122)	(55,551)	(34,246)
Non interest income	(5,876)	2,878	3,590	4,322
Non interest expense	26,241	24,814	25,387	23,292
Loss before income tax	(112,127)	(143,058)	(77,348)	(53,216)
Benefit for income tax	(41,926)	(1,970)	(27,354)	(19,405)
Net loss	$(70,201)	$(141,088)	$(49,994)	$(33,811)
Basic earnings (losses) per share	$(14.89)	$(29.93)	$(10.61)	$(7.17)
Diluted earnings (losses) per share	$(14.89)	$(29.93)	$(10.61)	$(7.17)
Weighted average basic shares outstanding	4,715,370	4,713,185	4,713,185	4,712,680
Weighted average diluted shares outstanding	4,715,370	4,713,185	4,713,185	4,712,680

	2008 Quarter Ended
	(Unaudited)
	December 31	September 30	June 30	March 31
Interest income	$60,392	$68,821	$72,342	$77,500
Interest expense	26,537	28,095	27,451	30,102
Net interest income	33,855	40,726	44,891	47,398
Provision for loan losses	44,400	42,100	24,500	9,000
Net interest income (loss) after provision
for loan losses	(10,545)	(1,374)	20,391	38,398
Non interest income	7,502	(3,173)	4,198	6,303
Non interest expense	94,937	22,057	21,533	21,545
Income (loss) before income tax	(97,980)	(26,604)	3,056	23,156
Provision (benefit) for income tax	(8,464)	(8,808)	982	7,655
Net income (loss)	$(89,516)	$(17,796)	$2,074	$15,501
Basic earnings (losses) per share	$(19.03)	$(3.79)	$0.44	$3.30
Diluted earnings (losses) per share	$(19.03)	$(3.79)	$0.44	$3.29
Weighted average basic shares outstanding	4,703,840	4,701,094	4,700,673	4,698,532
Weighted average diluted shares outstanding	4,703,840	4,701,094	4,706,914	4,709,865

Note 22: Subsequent Events

On January 20, 2010, we held a special shareholders meeting in which shareholders approved the adoption of an amendment to the articles of incorporation of Frontier Financial Corporation to increase the authorized number of shares of common stock from 10,000,000 to 200,000,000 shares (and correspondingly, to increase the total number of authorized shares of all classes of capital stock, including 10,000,000 shares of preferred stock, none of which have been issued, from 20,000,000 to 210,000,000 shares).